Form 10-K, Exhibit 13
period 1993-12-31
TEXACO INC
filed 1994-03-28
CIK 97349

EXHIBIT 13

Financial Review

Consolidated Highlights

GRAPHIC MATERIALS APPEAR HERE.

SEE APPENDIX GRAPHIC AND IMAGE IMAGE MATERIAL ITEMS 1, 2.

Millions of dollars, except
per share and ratio data         1993        1992       1991
- ------------------------------------------------------------
Revenues from continuing
  operations                   $34,071    $36,530    $37,162
Net income from
  continuing operations,
  before cumulative effect
  of accounting changes        $ 1,259    $ 1,038    $ 1,292
Discontinued chemical
  operations:
    Net income (loss)
      from operations              (17)      (26)          2
    Net loss on disposal          (174)       --          --
                               -------   -------     -------
                                  (191)      (26)          2
Cumulative effect of
  accounting changes                --      (300)         --
                               -------   -------     -------
Net income                     $ 1,068   $   712     $ 1,294
Total assets                   $26,626   $25,992     $26,182
Total debt                     $ 6,826   $ 6,581     $ 6,504
Per common share (dollars)
  Net income (loss) before
    cumulative effect of
    accounting changes:
       Continuing
         operations            $  4.47   $  3.63     $  4.60
       Discontinued chemical
         operations               (.73)     (.10)        .01
  Cumulative effect of
    accounting changes              --     (1.16)         --
                               -------   -------     -------
  Net income                   $  3.74   $  2.37     $  4.61
  Cash dividends               $  3.20   $  3.20     $  3.20
Current ratio                     1.44      1.33        1.05
Return on average
  stockholders' equity*           12.5%     10.9%       13.5%
Return on average
  capital employed*                9.4%      8.5%       10.4%
Total debt to total borrowed
  and invested capital            38.7%     39.3%       39.4%
                               =======   =======     =======

*Returns exclude discontinued chemical operations and the 1992 cumulative effect of accounting changes.

Consolidated worldwide net income for the year 1993 was $1,068 million, or $3.74 per common share, com-pared with $712 million, or $2.37 per common share for the year 1992 and $1,294 million, or $4.61 per common share for the year 1991.
    These results include special gains and charges as well as Discontinued Chemical Operations. Also, results for 1992, including Texaco's equity in the Caltex group of companies and Star Enterprise, reflect the cumulative effect of the adoption of Statement of Financial Account-ing Standards (SFAS) 106, "Employers' Accounting for
Postretirement Benefits Other Than Pensions," and
SFAS 109, "Accounting for Income Taxes." The adoption of these two Standards resulted in a net cumulative charge as of January 1, 1992 of $300 million, or $1.16 per common share. The year 1991 has not been restated for these accounting changes. Excluding the cumula-tive effect of accounting changes, net income for 1992 amounted to $1,012 million, or $3.53 per common share.

Discontinued Chemical Operations

Texaco Inc. entered into memorandums of understand-ing to sell Texaco Chemical Company, a wholly owned subsidiary, and substantially all of its worldwide chemi-cal operations to Huntsman Financial Corporation ("Huntsman"), an affiliate of the Jon M. Huntsman
Group of Companies. Except for the additive business, the sale is expected to take place in the first quarter of 1994. The sale of the additives portion of the chemical business is expected to take place by September 30, 1994. Texaco is cooperating with Huntsman, at their request, to sell the additives portion of the business to a third party. The combined purchase price of the chemical businesses is $1,045 million. The results for such chemical opera-tions have been classified as discontinued operations.
    Net income for discontinued operations in 1991 amounted to $2 million, or $15 million before special charges relating to environmental reserves and other issues. Although special charges were also recorded in 1992 and 1993, operating results before these charges were in a loss position. The 1992 results were impacted by depressed margins for olefins and ethylene oxide derivatives coupled with scheduled maintenance down-time on major processing units. In 1993, the loss from operations was principally due to feedstock and energy costs for products not being fully recovered in a period of oversupply in the marketplace.
    Summary statements and other detailed financial information on discontinued chemical operations can be found in Note 3 to the Consolidated Financial Statements on page 40 of this Report.


                        Texaco Inc. 1993 Annual Report to Stockholders page 24.


Results of Operations

GRAPHIC MATERIALS APPEAR HERE.

SEE APPENDIX GRAPHIC AND IMAGE IMAGE MATERIAL ITEMS 3, 4, 5.


Continuing Operations

The following relates to Texaco's consolidated and func-tional results for continuing operations.

Revenues

Consolidated worldwide revenues from continuing operations were $34.1 billion in 1993 as compared to $36.5 billion in 1992 and $37.2 billion in 1991. Revenues for 1993 decreased principally due to lower prices for crude oil and refined products, partially offset by higher natural gas prices during the year. Revenues in 1993 also decreased due to lower international crude oil sales vol-umes. In the United States, lower sales of less profitable unbranded gasolines and aviation fuels were partly offset by higher sales of branded gasolines. Refined product sales volumes in the Caltex area of operations increased more than 7% over 1992 levels, resulting in higher equity in income of the affiliate.
    In 1992, revenues declined slightly as compared with 1991 reflecting generally lower prices for crude oil and refined products, partially offset by higher refined product sales volumes and improved natural gas prices.

Costs and Expenses

Purchases and other costs for 1993 of $24.7 billion were $2.3 billion below that for 1992, reflecting the impact of lower worldwide crude oil prices and the reduced costs of petroleum products. Costs for 1992 remained relatively flat compared with 1991, due to the offsetting impact of lower prices and higher volumes. Crude oil prices, as reflected by the benchmark, West Texas
Intermediate, declined over $2 per barrel in 1993 as compared to 1992, after a somewhat smaller decrease of almost $1 per barrel in 1992 as compared to the earlier year.
    Texaco continued to realize the benefits of its qual-ity initiatives in controlling expenses during 1993. Over the last three years total expenses including special items, have declined more than 5% in spite of general inflationary pressures. Operating and overhead expenses
(before special items, dry hole expense and depreciation, depletion and amortization) were successfully reduced by 4% in 1993. This improvement follows a 4% expense reduction in 1992 as compared with 1991. Expense reductions occurred in both 1993 and 1992 in all of the company's operating units and staff departments.
Additionally, during the period 1991 to 1993, employee levels dropped by almost 4,200, a decrease of 11%.
These results reflect the value of the company's ongoing commitment to improve productivity through the redesign of business processes and the restructuring of operations.
    Texaco also lowered its borrowing costs over the past three years. While Texaco's debt level has remained relatively constant with some small increases reflected in 1993, interest expense has declined by nearly 18% from $558 million for the year 1991 to $459 million for the year 1993. This savings was accomplished through aggressive efforts to refinance high-cost debt issues at significantly lower rates while lengthening maturities.

Net Income

Consolidated net income from continuing operations includes special gains and charges in addition to net income more directly related to the current production, manufacturing and marketing of products and services of the company. The elements of consolidated net income from continuing operations are provided below.
Explanations of net income are shown in the functional analysis which follows.

Millions of dollars               1993       1992       1991
- ------------------------------------------------------------
Net income, before
  special items                 $1,132     $1,138     $1,228
Tax law changes                    152         --         --
Special charges                   (235)      (140)      (160)
Gains from tax benefits
  and asset sales                  210         40        224
                                ------     ------     ------
Net income from
  continuing operations,
  before cumulative effect
  of accounting changes         $1,259     $1,038     $1,292
                                ======     ======     ======

    The Consolidated Financial Statements and related
Notes should be read in conjunction with this financial review.


Functional Analysis

Worldwide net income from continuing operations in the following table is segregated between operating and corporate/nonoperating. Net operating results are fur-ther segregated functionally and geographically.

Net Income
Millions of dollars               1993       1992       1991
- ------------------------------------------------------------
Operating earnings (losses)
  Petroleum and natural gas
    Exploration and production
      United States             $  510     $  543     $  605
      International                322        416        421
                                ------     ------     ------
         Total                     832        959      1,026
    Manufacturing, marketing
      and distribution
      United States                215        267        187
      International                434        300        647
                                ------     ------     ------
         Total                     649        567        834
         Total petroleum
         and natural gas         1,481      1,526      1,860
  Nonpetroleum                     (13)       (19)       (51)
                                ------     ------     ------
         Total operating
         earnings                1,468      1,507      1,809
Corporate/nonoperating            (209)      (469)      (517)
                                ------     ------     ------
Net income from continuing
  operations, before cumulative
  effect of accounting
  changes                       $1,259     $1,038     $1,292
                                ======     ======     ======

                        Texaco Inc. 1993 Annual Report to Stockholders page 25.


Financial Review    continued

Petroleum and Natural Gas

Exploration and Production

GRAPHIC MATERIALS APPEAR HERE.

SEE APPENDIX GRAPHIC AND IMAGE IMAGE MATERIAL ITEMS 6, 7, 8.

United States
Millions of dollars               1993       1992       1991
- ------------------------------------------------------------
Operating earnings, before
  special items                   $548       $576       $619
Tax law change                     (32)        --         --
Special charges                     (6)       (33)       (14)
                                  ----       ----       ----
  Total operating earnings        $510       $543       $605

Selected Operating Data
Net production of crude
  oil and NGL's (000 BPD)          423        432        456
Net production of natural
  gas--available for sale
  (000 MCFPD)                    1,729      1,782      1,933
Natural gas sales
  (000 MCFPD)                    2,735      2,705      2,879
                                 =====      =====      =====

    Operating earnings were $510 million in 1993 com-pared with $543 million in 1992. This decrease resulted primarily from lower crude oil and natural gas liquids prices and volumes which were partially offset by higher natural gas prices. Production of natural gas decreased by about 3% from 1992; however, sales volumes remained virtually flat. For the year 1993, production of crude oil and NGL's was down by about 2% to 423 thou-sand barrels per day as compared to a decline of approxi-mately 5% for 1992 versus 1991. The company has made significant progress in slowing the rate of decline in production from its older and more mature producing fields through utilization of its proprietary advanced technologies for enhanced oil recovery.
    Also, benefits were derived from a decline in operating expenses, before taxes and special items, of $67 million in 1993 as compared with 1992 primarily as a result of successful restructuring programs and busi-ness process initiatives to reduce producing and over-head expenses.
    Total operating earnings for 1992 decreased com-pared with 1991 reflecting reduced crude oil and natural gas production from maturing fields, coupled with lower crude oil prices, particularly in the first quarter. Higher natural gas prices and decreased operating expenses par-tially offset the decrease in earnings.
    Total operating earnings for 1993 included a deferred tax charge of $32 million due to the increase in the U.S. tax rate to 35% effective January 1, 1993 and a special charge of $6 million related to staff reductions.
    Special charges in 1992 included $14 million for employee benefit costs, primarily related to staff reduc-tions, $7 million for property damage associated with Hurricane Andrew and $12 million for environmental and other issues. Total operating earnings for 1991 included special charges related to environmental reme-diation and certain oil and gas lease issues.

International
Millions of dollars               1993       1992       1991
- ------------------------------------------------------------
Operating earnings, before
  special items                   $212       $414       $350
Tax law change                     169         --         --
Special charges                    (59)        (8)       (11)
Gain from tax benefits              --         10         82
                                  ----       ----       ----
  Total operating earnings        $322       $416       $421

Selected Operating Data
Net production of crude oil
  and NGL's, including CPI
  (000 BPD)                        305        304        334
Net production of natural
  gas--available for sale
  (000 MCFPD)                      238        213        198
Natural gas sales
  (000 MCFPD)                      255        223        205
                                  ====       ====       ====

    Texaco's total operating earnings in 1993 outside the United States were $322 million compared with $416 million for 1992. This decrease is attributable to lower worldwide crude oil prices and benefits recorded in 1992 under SFAS 109 of approximately $110 million due primarily to the currency exchange impact of the Pound
Sterling on deferred income taxes. Results for 1993 bene-fited from higher production from the Belida field in Indonesia and improved production in the North Sea and the Partitioned Neutral Zone, an area located between Saudi Arabia and Kuwait.
    Texaco's 1992 operating results as compared with 1991 included the aforementioned 1992 benefits under SFAS 109 due to currency translation. These benefits were partially offset by the impact of lower crude oil prices, principally in the first quarter of 1992, and decreased production in the North Sea due to the shut-in of production platforms for scheduled maintenance and the installation of safety equipment. Earnings for 1992 also benefited from lower exploratory expenses in the U.K. North Sea.

                        Texaco Inc. 1993 Annual Report to Stockholders page 26.

GRAPHIC MATERIALS APPEAR HERE.

SEE APPENDIX GRAPHIC AND IMAGE IMAGE MATERIAL ITEMS 9, 10.

    Total operating earnings for 1993 included a benefit of $169 million related to the change in the tax treatment of certain items under the U.K. Petroleum Revenue Tax and the tax rate reduction of this tax from 75% to 50 %.
Special charges of $59 million were recorded relating to staff reductions and the reduction in the carrying value of certain assets, principally in the North Sea, brought about by a change in the Petroleum Revenue Tax laws.
    Special items for 1992 included a gain related to the favorable settlement of a Danish tax issue and special charges for employee benefit costs primarily related to staff reductions. Total operating earnings for 1991 included gains related to a Canadian tax refund and special charges related to prior period income tax adjustments.

Manufacturing, Marketing and Distribution

United States
Millions of dollars               1993       1992       1991
- ------------------------------------------------------------
Operating earnings, before
  special items                   $306       $288       $241
Tax law change                      (4)        --         --
Special charges                    (87)       (21)       (54)
                                  ----       ----       ----
  Total operating earnings        $215       $267       $187

Selected Operating Data--
  including interest in an
  affiliate
Refinery input (000 BPD)           658        652        661
Refined product sales
  (000 BPD)                        830        880        869
                                  ====       ====       ====

    Total operating earnings for 1993 were $215 million as compared with $267 million for 1992. Total operating earnings for 1993 included a charge of $4 million due to the increase in the U.S. tax rate to 35% effective January 1, 1993 and special charges of $87 million for staff reduc-tions and reserves for environmental remediation costs. Excluding special items, 1993 operating results reflected higher marketing margins on the East and Gulf coasts of the United States. Branded gasoline sales grew during the year 1993 as compared with 1992. Increased sales volumes in this preferred class of trade and lower refinery feedstock costs benefited operating results for 1993. Operating results were negatively impacted by refinery downtime.
    Operating results for 1992 reflected improved prod-uct margins on the West Coast, particularly in the fourth quarter, as opposed to the depressed levels of 1991. Also, increased sales volumes of branded gasoline and lower operating expenses contributed to the improved earnings for the year 1992. These improved results were partly offset by weak refining margins on the East and Gulf
Coasts, mainly caused by an oversupply of products in the marketplace.
    Total operating earnings for 1992 included special charges of $18 million for employee benefit costs, primarily related to staff reductions, and $12 million for property damage associated with a fire at the Los Angeles refinery, partially offset by a benefit of $9 million relating to other issues. Operating earnings for 1991 included special charges for financial reserves relat-ing to environmental remediation, expected resolution of environmental and other issues and a reduction in the carrying value of certain assets.

International
Millions of dollars               1993       1992       1991
- ------------------------------------------------------------
Operating earnings, before
  special items                   $464       $335       $578
Special charges                    (30)       (35)       (27)
Gains from tax benefits and
  asset sales                       --         --         96
                                 -----      -----      -----
  Total operating earnings        $434       $300       $647

Selected Operating Data--
  including interests
  in affiliates
Refinery input (000 BPD)           812        769        713
Refined product sales
  (000 BPD)                      1,504      1,454      1,335
                                 =====      =====      =====

    Operating earnings outside the United States were $434 million in 1993 compared with $300 million in 1992. This increase reflects strong margins in areas served by the company's affiliate, Caltex, including most
Pacific Rim countries and South Africa. Partially offset-ting this improvement was a 1993 charge to Texaco's earnings of $51 million recorded by Caltex to recognize that the market value of inventories is lower than the LIFO carrying value. Strong margins were also realized in the Latin American operating areas, mainly Brazil.
    Results from operations in 1992 outside the United
States decreased as compared with 1991 reflecting signif-icantly lower refinery margins in Europe, due mainly to an excess of product supply, as well as unit downtime at the Pembroke refinery in Wales. In the Pacific Rim,
Caltex margins weakened during the year 1992. In the first quarter of 1991, Caltex results benefited from particularly strong margins in Japan. The year 1992 included benefits under SFAS 109 of approximately
$25 million due to currency translation. This resulted primarily from lower U.K. deferred income taxes due to the weakness of the Pound Sterling versus the U.S. Dollar.

                        Texaco Inc. 1993 Annual Report to Stockholders page 27.

Financial Review continued

    Total operating earnings for 1993 included special charges of $30 million related to staff reductions and the reduction in the carrying value of certain marketing assets.
    Special charges in 1992 included $6 million for employee benefit costs, primarily related to staff reduc-tions and $29 million for financial reserves for the expected resolution of environmental and other issues and the write-down of the carrying value of certain assets. Operating earnings for 1991 included special gains of $37 million related to a Canadian tax refund and $59 million, included in 1991 Caltex equity earnings, from the sale of surplus properties in Japan, partially offset by charges of $27 million related to costs associ-ated with pension benefits and prior period taxes.

Nonpetroleum
Millions of dollars               1993       1992       1991
- ------------------------------------------------------------
Operating losses, before
  special items                   $ (9)      $ (1)      $(37)
Tax law change                      (4)        --         --
Special charges                     --        (18)       (14)
                                  ----       ----       ----
     Total operating
       losses                     $(13)      $(19)      $(51)
                                  ====       ====       ====

    Operating results for 1991 through 1993 reflect developmental expenses in the company's alternate energy area. The impact of these charges was signifi-cantly reduced in 1992 by profits from the licensing of technology relating to gasification. These licensing profits were somewhat less in 1993.
    The year 1993 included a charge of $4 million due to the increase in the U.S. tax rate to 35% effective
January 1, 1993. The year 1992 included special charges by the company's insurance subsidiary for property damage related to a fire at the Los Angeles refinery and Hurricane Andrew. The year 1991 included special charges related to financial reserves for the expected resolution of environmental issues.

Corporate/Nonoperating
Millions of dollars               1993       1992       1991
- ------------------------------------------------------------
Corporate/nonoperating,
  before special items           $(389)     $(474)     $(523)
Tax law change                      23         --         --
Special charges                    (53)       (25)       (40)
Gains from tax benefits and
 asset sales                       210         30         46
                                 -----      -----      -----
    Total                        $(209)     $(469)     $(517)
                                 =====      =====      =====


    Corporate/nonoperating includes interest expense, general corporate expenses as well as interest income, dividends and other nonoperating income.
    During 1993, corporate/nonoperating results showed significant improvement over 1992 results due to the company's overhead expense reduction efforts as well as the impact of lower overall interest costs.
    In 1992, corporate/nonoperating results also showed improvement as compared with those of the preceding year due to the impact of lower overall corporate interest rates, interest income on U.K. and Danish tax refunds, and the reduction of overhead expenses from the com-pany's expense control efforts.
    The year 1993 included current and deferred tax benefits realizable through the sale of interests in a sub-sidiary, benefits from a tax law change, a windfall profits tax refund, special charges relating to staff reductions and charges primarily relating to oil and gas issues.
    The year 1992 included a gain related to the sale of an interest in a subsidiary and special charges for employee benefit costs, primarily related to staff reduc-tions, and the write-down of the carrying value of certain assets. The year 1991 included gains arising from interest income on a Canadian tax refund and from the sale of an interest in an Australian uranium property, and special charges related to asset writedowns and the settlement of tax and other issues.

                        Texaco Inc. 1993 Annual Report to Stockholders page 28.

Environmental Matters

GRAPHIC MATERIALS APPEAR HERE.

SEE APPENDIX GRAPHIC AND IMAGE IMAGE MATERIAL ITEM 11.


Texaco has an active program to ensure that the com-pany's high environmental standards are maintained, which includes closely monitoring U.S. Federal, state and local, and international regulatory requirements. Texaco's activities concerning environmental, health and safety matters are overseen by the Public Responsibility
Committee of the Board of Directors. The worldwide responsibilities for these activities are coordinated by a corporate officer whose department's mission includes carrying out environmental audits of facilities. Texaco is committed to conducting its operations in a manner that minimizes the environmental impact of the company's operations and maximizes safety and the protection of health. The company works closely with governmental agencies to ensure compliance with the various environ-mental laws and regulations.
    Texaco is a member in over 30 oil spill coopera-tives, including the Oil Spill Response Limited and supports the Marine Spill Response Corporation.
Additionally, Texaco underwrites its own regional and international oil spill response teams and its emergency response assistance team as part of the company's emer-gency planning. Texaco's involvement in other proactive organizations that define and promote environmental standards include the American Petroleum Institute and the International Chamber of Commerce.
    Texaco makes substantial capital and operating expenditures concerning the environment. These expen-ditures relate to the prevention of the release of pollu-tants into the air and water and to the disposal of wastes. These expenditures also include costs associated with remediation obligations at company operated sites, previously operated sites and at certain third party sites.
    The discussion that follows details environmental expenditures and reserve information relative to Texaco and its equity in affiliates.
    In 1993, Texaco's capital environmental expenditures amounted to $302 million. The major portion of these expenditures related to investments required by regula-tions under the U.S. Clean Air Act. Expenditures in 1993 included initial capital investments to meet reformulated gasoline standards and completion of capital investments at refineries to reduce sulfur levels in diesel fuels. Further investments will be required in the future as more provi-sions of the Clean Air Act become effective. Capital expenditures for 1994 and 1995 projected for the company amount to $399 million and $410 million, respectively. Of these 1994 and 1995 capital expenditures, approximately
69% will relate to operations in the United States.
    Texaco spent and expensed approximately $276 million in 1993 associated with prevention of pollution in the company's ongoing operations and in the manage-ment of the company's environmental programs, includ-ing Superfund taxes. A similar level of expenditures is expected in 1994.
    Expenditures in 1993 relating to remediation amounted to $147 million. The company had financial reserves of $821 million at the end of 1993 for the esti-mated future costs of its environmental remediation pro-grams. These expenditures and reserves principally relate to remediation activities at refineries, terminals and service stations, and to third party waste sites in which Texaco has been named as a responsible party.
    Since the enactment of the Comprehensive
Environmental Response, Compensation and Liability
Act (commonly referred to as Superfund), the Environ-mental Protection Agency (EPA), other regulatory agen-cies and groups have identified Texaco as a potentially responsible party (PRP) for cleanup of hazardous waste sites. Texaco has determined that it may have potential exposure, though limited in certain cases, at about 200 multiparty hazardous waste sites, of which 85 sites are on the EPA's National Priority List. Although liability under Superfund is joint and several, the company is actively pursuing and/or participating in sharing of Superfund costs with other identified PRPs using weight, volume and toxicity factors of the material contributed by the PRPs. The expenditures in 1993 relating to remediation included $21 million for multiparty waste sites. The financial reserves for environmental remediation include
$82 million relative to multiparty waste sites. This reserve is based on the company's analysis of develop-ments at various of these sites for which costs can reasonably be estimated. However, there are potential additional costs for waste sites for which a range of exposures cannot reasonably be estimated until further information develops. In many cases, the amounts and types of wastes are still under investigation by regulatory agencies.
    In addition to the environmental remediation reserves, the company also provides financial reserves to cover the cost of restoration and abandonment of its oil and gas producing properties. These reserves at December 31, 1993 totaled $816 million. Expenditures in 1993 for restoration and abandonment amounted to $52 million.
   In summary, Texaco has provided, to the extent reasonably measurable, financial reserves for its probable environmental remediation liabilities. The recording of these obligations is based on technical evaluations of the currently available facts, interpretation of the regula-tions and the company's experience with similar sites. Additional financial reserve requirements relative to existing and new remediation sites may be necessary in the future when more facts are known. In addition, capi-tal and other environmental expenditures may be required in the future as the result of new or revised reg-ulations. The potential also exists for further legislation to provide limitations on liability. It is not possible to project the costs or a range of costs for environmental items beyond that disclosed above due to uncertainty surrounding future developments, both in relation to remediation exposure and to regulatory initiatives.
However, while future environmental expenditures that will be incurred by the petroleum industry may certainly be significant in the absolute, they will be a cost of doing business that will have to be recovered in the market-place. The fact that Texaco has taken a proactive approach to prevention, detection and remediation of environmental problems gives the company a competi-tive position in our industry with respect to future envi-ronmental costs. Moreover, it is not believed that such future costs will be material to the company's financial position nor to its operating results over any reasonable period of time.

                        Texaco Inc. 1993 Annual Report to Stockholders page 29.

Financial Review continued

Liquidity and Capital Resources

GRAPHIC MATERIALS APPEAR HERE.

SEE APPENDIX GRAPHIC AND IMAGE IMAGE MATERIAL ITEMS 12, 13, 14.

The company's cash, cash equivalents and short-term investments totaled $536 million at December 31, 1993 as compared with the year-end 1992 level of $482 million.
    Texaco's net cash provided by operating activities for 1993 (as presented on the Statement of Consolidated
Cash Flows) was impacted by significant items not directly related to current period operations. Among these items were outflows relating to environmental expenditures, legal settlements and tax payments relating to prior years. Also, the company's accounts receivable sales facility was not utilized at the end of 1993 but was fully utilized at year-end 1992. In the aggregate, these items decreased Texaco's 1993 cash flow by some $700 million. Excluding these items, cash generated from nor-mal operating activities of some $3.1 billion remained comparable to the prior year though somewhat lower than 1991 due to continuing weak oil prices.
    Cash generated from normal operating activities, proceeds from asset sales of $373 million, mainly through the formation of U.S. producing joint ventures, as well as financing activities discussed below, totaled some $5 billion. These sources of cash were used to sup-port Texaco's capital and exploratory program of $2.3 bil-lion, for the payment of dividends to common, preferred and minority shareholders of $1.0 billion and for work-ing capital, the retirement of debt and other general corporate purposes.
    Cash generated by financing activities included the issuance by Texaco Capital LLC, a finance subsidiary, of $350 million of Cumulative Guaranteed Monthly
Income Preferred Shares, Series A, in a public offering.
The shares were sold at $25 per share with an annual dividend rate of 6 7/8%, and are callable at par after five years. Additionally, a producing subsidiary of Texaco issued $75 million of its preferred stock in a private placement.
    Total debt at December 31, 1993 amounted to $6.8 billion as compared to $6.6 billion at year-end 1992. Texaco's ratio of total debt to total borrowed and invested capital was 38.7% at December 31, 1993, lower than the 39.3% and 39.4% at year-end 1992 and 1991, respectively.
The company continued restructuring its debt portfolio during 1993, reducing its average interest cost over the past three years by nearly one percentage point to 7.1%, while increasing its average maturity over the same period by nearly five years to 12.3 years. In 1993, the company completed public long-term debt offerings totaling $732 million, which included $200 million of 30-year debt, $200 million of 40-year debt, $200 million of 50-year debt and $132 million under its medium-term note program. The 50-year debt issue helped reestablish the market for 50- to 100-year corporate debt.
    Texaco maintains revolving credit facilities with commitments of $2.35 billion which remained unused at year-end 1993. Texaco also maintains an accounts receiv-able sales facility of approximately $400 million which was not utilized at December 31, 1993.
    During 1993, Texaco entered into memorandums of understanding to sell Texaco Chemical Company and substantially all of its worldwide petrochemical operations for $1,045 million, of which $850 million of this transaction, consisting of cash of approximately $650 million and a note of approximately $200 million, is expected to be completed in the first quarter of 1994. The sale of the additives portion of the chemical business is expected to take place by September 30, 1994. It is anticipated that the proceeds from these sales will be used in support of Texaco's investment programs in its core business as well as other general corporate purposes.
    Subsequent to year-end, Texaco reached an out-of-court global settlement ending a long-standing royalty dispute with the state of Louisiana. The settlement calls for Texaco to pay the state of Louisiana $250 million, consisting of a $150 million payment in February, 1994 and $50 million payments in 1995 and 1996. In addition, Texaco will embark on an economic expansion program in which it will cause $152 million to be spent over the next five years on expanded activity and investments affecting state-owned oil and gas properties in which Texaco has interests.
    The company considers its financial position suffi-cient to meet its anticipated future financial requirements.

                        Texaco Inc. 1993 Annual Report to Stockholders page 30.

Reserves

GRAPHIC MATERIALS APPEAR HERE.

SEE APPENDIX GRAPHIC AND IMAGE IMAGE MATERIAL ITEM 15.

Texaco's worldwide net proved reserves at year-end 1993, including equity in P.T. Caltex Pacific Indonesia (CPI), an affiliate, totaled 3.7 billion barrels of oil equivalent, of which 59% were in the United States. The worldwide reserves include 2.7 billion barrels of crude oil and nat-ural gas liquids, and 6.1 trillion cubic feet of natural gas.
    On a worldwide basis, including equity reserves and excluding purchases and sales, the company added new volumes to its reserve base equal to 112% of combined liquid and gas production in 1993, 94% in 1992 and 98%
in 1991. The three-year average for 1991-1993 was 101% and the five-year average for 1989-1993 was 106%.
    Texaco's worldwide finding and development costs were $3.84 in 1993, $4.53 over the three-year period 1991-1993 and $4.10 over the five-year period 1989-1993.
    In 1993, reserve additions in the United States replaced 89% of the combined oil and gas production versus 82% in 1992. Outside the United States, reserve additions in 1993 replaced 155% of the combined oil and gas production versus 120% in 1992.

Capital and Exploratory Expenditures

GRAPHIC MATERIALS APPEAR HERE.

SEE APPENDIX GRAPHIC AND IMAGE IMAGE MATERIAL ITEM 16.

Worldwide capital and exploratory expenditures for con-tinuing operations, including equity in such expenditures of affiliates, were $2.9 billion for the year 1993 as com-pared to $3.0 billion in 1992 and $3.4 billion in 1991. The declines in 1993 and 1992 as compared to 1991 reflect the impact of continuing depressed crude oil prices and low refined product margins. The company continuously reexamines its capital and exploratory program and sys-tematically reprioritizes the timing of projects in an effort to add value for its shareholders. Texaco remains committed to adding to the company's underground reserve base through a balanced portfolio approach which mixes a selection of low, medium and high risk exploration opportunities together with those opportuni-ties where established reserves entail sophisticated tech-nology to exploit. Texaco also remains committed to upgrading refinery facilities to enhance the production of valuable light-end products and improve product distrib-ution through investments in retail class-of-trade market-ing outlets. Many of these opportunities are in the international sector as evidenced by the increase in expenditures outside the United States from 48% of the total expenditures in 1991 to 54% in 1993.

United States

Upstream capital and exploratory expenditures increased in 1993 as compared to 1992 representing higher drilling and workover activity. These expenditures, however, remained below the 1991 level primarily due to lower crude prices. Downstream expenditures in 1993 by Texaco and its affiliate, Star Enterprise, declined as com-pared to recent years primarily due to the completion of refinery upgrade projects that began in 1991. The decline also reflects expenditures related to service station acqui-sitions in 1991. Expenditures in 1993 for other operations continued to decline due to the completion of joint-ven-ture cogeneration facilities under construction in 1991 and 1992. These facilities efficiently produce steam and electricity from clean-burning gas.

                        Texaco Inc. 1993 Annual Report to Stockholders page 31.

Financial Review continued

International

GRAPHIC MATERIALS APPEAR HERE.

SEE APPENDIX GRAPHIC AND IMAGE IMAGE MATERIAL ITEM 17.

Upstream capital and exploratory expenditures in 1993 declined as compared with 1992 and 1991 reflecting the completion of several development projects in the U.K.
North Sea where new production was placed on stream, as well as reduced exploratory expenses in many inter-national areas. The year 1991 also included lease acquisi-tions in Canada. These declines were partially offset by increased appraisal drilling in the U.K. North Sea and higher investments in Indonesia and Australia.
Downstream expenditures in 1993 increased as com-pared to 1992 and 1991 reflecting refinery upgrades and modernization by the company's affiliate, Caltex, which conducts operations in the Middle East and Far East.
This increase was partially offset by the completion of a refinery upgrade project at Pembroke in the United
Kingdom in early 1993.


1994 Capital and Exploratory Expenditures

Texaco's capital and exploratory spending level, including equity in such expenditures of affiliates, is projected to approximate $3 billion during 1994. Of this amount, 56%
has been designated for upstream opportunities and 44% for downstream and other activities. On a geographical basis, 53% will be directed to international areas and 47% to the U.S.
    Upstream opportunities include Texaco's on-going risk-balanced exploration portfolio, expenditures for natural gas projects in the U.S. and Europe, continued offshore developments in the North Sea and Indonesia and worldwide enhanced reserve recovery projects.
These projects will utilize state-of-the-art technological applications such as 3-D seismic imaging of the earth's sub-surface, CO2 injection, horizontal drilling and steam-flooding applications.
    Downstream investments will concentrate on meet-ing U.S. reformulated gasoline and other environmental requirements, refinery expansions and upgrades, par-ticularly in the Pacific Rim and Panama, and selective investments in marketing growth areas and transpor-tation facilities.

Capital and Exploratory Expenditures
Millions of dollars
For the years ended December 31   1993       1992       1991
- ------------------------------------------------------------
Texaco Inc. and subsidiary
  companies
United States
  Exploration                   $  194     $  190     $  234
  Production                       602        545        670
  Manufacturing, marketing
    and distribution               347        363        396
  Other                             37         60         80
                                ------     ------     ------
    Total                        1,180      1,158      1,380
                                ------     ------     ------
International
  Exploration                      280        254        401
  Production                       475        607        548
  Manufacturing, marketing
    and distribution               291        318        332
  Other                              6         16         12
                                ------     ------     ------
    Total                        1,052      1,195      1,293
                                ------     ------     ------
    Total Texaco Inc. and
      subsidiary
      companies                  2,232      2,353      2,673
                                ------     ------     ------
Equity in affiliates
United States
  Exploration and
    production                       3          3          1
  Manufacturing, marketing
    and distribution               147        246        292
  Other                              7         17        106
                                ------     ------     ------
    Total                          157        266        399
                                ------     ------     ------
International
  Exploration and
    production                     151        148        159
  Manufacturing, marketing
    and other*                     352        237        194
                                ------     ------     ------
    Total                          503        385        353
                                ------     ------     ------
    Total equity
      in affiliates                660        651        752
                                ------     ------     ------
    Total continuing
      operations                 2,892      3,004      3,425
Discontinued operations             84        160        144
                                ------     ------     ------
Total worldwide                 $2,976     $3,164     $3,569
                                ======     ======     ======

*Excludes expenditures of Caltex's affiliated companies.


                        Texaco Inc. 1993 Annual Report to Stockholders page 32.


Industry Review

Review of 1993

The world economy remained sluggish in 1993. Although the United States economy grew at a modest 2.9% rate in 1993, Western Europe and Japan slipped into recession, and the former Soviet Union continued to experience large contractions in domestic output. The most robust economic expansion continued to occur in the develop-ing and newly-industrialized nations of the Pacific Rim.
    Largely reflecting the recessions in Western Europe and Japan, and economic depression in the former Soviet Union, world oil demand declined from 67.1 million BPD in 1992 to 66.9 million BPD in 1993. Demand in the indus-trial nations as a whole fell slightly: U.S. oil demand rose only 0.5% in 1993 from 17.1 million BPD to 17.2 million
BPD, while combined oil demand in Western Europe and Japan declined by 0.2 million BPD, offsetting the small
U.S. gain.

World Petroleum Demand
Million BPD                       1993       1992       1991
- ------------------------------------------------------------
Industrial nations                38.9       38.9       38.3
Developing nations                21.2       20.1       18.9
Former Soviet bloc                 6.8        8.1        9.6
                                  ----       ----       ----
       Total                      66.9       67.1       66.8
                                  ====       ====       ====

    Mirroring the severe economic conditions in the former Soviet Union and cutbacks in Russian exports, oil demand in the former Soviet bloc (including Eastern
Europe) averaged 6.8 million BPD in 1993, a drastic fall of 17% versus 1992. On the other hand, demand in China and the other developing countries continued to grow strongly.
    On the supply side, total non-OPEC crude oil pro-duction continued its decline of the last several years, slipping from 35.9 to 35.1 million BPD, primarily because Russian output fell by over 1 million BPD from 1992 levels. However, non-OPEC crude production excluding
Russia increased at rates not seen in many years, buoyed by record levels of production in the North Sea and significant increases in other areas.
    Notwithstanding the decline in world oil consump-tion and renewed expansion in non-OPEC supplies out-side of the former Soviet Union, OPEC crude production rose to 24.7 million BPD in 1993, 0.7 million BPD higher than 1992 levels.
    Crude oil prices were stable during the first half of 1993, but declined sharply in the latter part of the year as a result of a general market perception of surplus oil sup-plies, the steady accumulation of excess oil inventories, and the continued possibility of Iraqi oil being added to an already saturated oil market. The spot price of West Texas Intermediate (WTI) dropped by almost 25% between June 1993 and December 1993, to a low of $14.50 per barrel. For the year as a whole, WTI averaged $18.44 per barrel, 10% lower than the previous year.
    Despite the weakness in global oil demand, refin-ers' margins showed general improvement in most regions of the world, aided by lower crude prices.


Near-Term Outlook

World economic growth is expected to pick up somewhat in 1994 as the U.S. expansion accelerates and Western
Europe and Japan emerge from recession. Growth in much of the developing world should also continue to be robust. However, the economies of the former Soviet
Union are expected to contract further in 1994, as eco-nomic restructuring continues.
    Spurred by continued economic expansion and exceptionally cold weather early in 1994, U.S. oil demand is expected to increase by about 0.3 million BPD to 17.5 million BPD. The beginnings of economic recovery in Western Europe and Japan are expected to add another
0.2 million BPD to world oil demand. As in 1993, the most significant growth in oil demand will be in the developing countries, where demand is expected to grow by 0.7 million BPD. These increases will be partially off-set by declines in oil consumption in the former Soviet bloc, and world oil demand in total should rise by about
0.6 million BPD in 1994.

Near-Term World Supply/Demand Balance
Million BPD                       1994       1993
- -------------------------------------------------
Demand                            67.5       66.9
Supply
  Non-OPEC Crude                  34.9       35.1
  OPEC Crude                      24.7       24.7
  Other Liquids                    7.9        7.7
                                  ----       ----
Total Supply                      67.5       67.5
                                  ----       ----
      Stock Change                  --        0.6
                                  ====       ====

    After the steady decline since the late 1980's, non-
OPEC liquids production is likely to remain more-or-less flat in 1994 at about the 40.5 million BPD level. Former Soviet oil output will continue to fall, but at a slower rate than in 1993. The rate of decline in U.S. crude production should also moderate. These declines will be offset by strong gains in the U.K. sector of the North Sea and increases in many other non-OPEC producing countries.
    The outlook for OPEC production hinges largely on whether the OPEC members, battered financially by recent price declines, exercise renewed restraint. Postur-ing for an eventual resumption of Iraqi exports could well influence the behavior of key Arabian Gulf producers.
    After years of a market characterized by excess deliverability, the U.S. natural gas supply/demand contin-ued to move into closer balance in 1993. Demand for natural gas is expected to grow as the U.S. economy strengthens and requirements for this environmentally-preferred fuel expand. Domestic natural gas supplies will continue to be augmented by imports from Canada.

                        Texaco Inc. 1993 Annual Report to Stockholders page 33.

Statements of Consolidated Income
and Retained Earnings
                                                                                                               Millions of dollars
                                                                                                        --------------------------
                         For the years ended December 31                                                 1993      1992*      1991*
- ----------------------------------------------------------------------------------------------------------------------------------
Revenues                 Sales and services (includes transactions with significant affiliates of $3,027 million in 1993, $3,672 million in 1992
                            and $4,124 million in 1991)                                               $ 33,245  $ 35,687  $ 36,112
                         Equity in income of affiliates, income from dividends,
                            interest, asset sales and other                                                826       843     1,050
                                                                                                      --------  --------  --------
                                                                                                        34,071    36,530    37,162
                                                                                                      --------  --------  --------
Deductions               Purchases and other costs (includes transactions with
                            significant affiliates of $1,709 million in 1993,
                            $1,838 million in 1992 and $2,062 million in 1991)                          24,667    26,961    27,070
                         Operating expenses                                                              3,086     3,072     3,306
                         Selling, general and administrative expenses                                    1,783     1,792     1,841
                         Maintenance and repairs                                                           418       446       466
                         Exploratory expenses                                                              352       349       436
                         Depreciation, depletion and amortization                                        1,568     1,536     1,496
                         Interest expense                                                                  459       477       558
                         Taxes other than income taxes                                                     549       530       551
                         Minority interest                                                                  17        18        16
                                                                                                      --------  --------  --------
                                                                                                        32,899    35,181    35,740
                                                                                                      --------  --------  --------
                         Income from continuing operations, before income taxes and
                            cumulative effect of accounting changes                                      1,172     1,349     1,422
                         Provision for (benefit from) income taxes (see Note 13)                           (87)      311       130
                                                                                                      --------  --------  --------
                         Net income from continuing operations, before cumulative effect of
                            accounting changes                                                           1,259     1,038     1,292
                         Discontinued operations
                            Net income (loss) from operations                                              (17)      (26)        2
                            Net loss on disposal                                                          (174)       --        --
                                                                                                      --------  --------  --------
                                                                                                          (191)      (26)        2
                         Cumulative effect of accounting changes                                            --      (300)       --
                                                                                                      --------  --------  --------
Net Income                                                                                            $  1,068  $    712  $  1,294
                                                                                                      ========  ========  ========

                         Preferred stock dividend requirements                                        $    101  $     99  $    103
                                                                                                      --------  --------  --------
                         Net income available for common stock                                        $    967  $    613  $  1,191
                                                                                                      ========  ========  ========

Net Income Per
Common Share (dollars)
                         Net income (loss) before cumulative effect of accounting changes
                            Continuing operations                                                     $   4.47  $   3.63  $   4.60
                            Discontinued operations                                                       (.73)     (.10)      .01
                         Cumulative effect of accounting changes                                            --     (1.16)       --
                                                                                                      --------  --------  --------
                         Net income                                                                   $   3.74  $   2.37  $   4.61
                                                                                                      ========  ========  ========

Average Number of
Common Shares
Outstanding (thousands)                                                                                258,923   258,656   258,410
                                                                                                      ========  ========  ========

Retained Earnings        Balance at beginning of year                                                 $  7,312  $  7,514  $  7,150
                         Add: Net income                                                                 1,068       712     1,294
                              Tax benefit on unallocated ESOP Convertible Preferred Stock
                              dividends                                                                     13        13        --
                         Deduct: Dividends declared on
                              Common stock ($3.20 per share in 1993, 1992 and 1991)                        828       828       827
                              Preferred stock                                                              102        99       103
                                                                                                      --------  --------  --------
                         Balance at end of year                                                       $  7,463  $  7,312  $  7,514
                                                                                                      ========  ========  ========

                        *Results for 1992 and 1991 have been reclassified to separately identify discontinued operations (see Note 3).

                         See accompanying notes to consolidated financial statements.

                        Texaco Inc. 1993 Annual Report to Stockholders page 34.

Consolidated Balance Sheet
                                                                                                               Millions of dollars
                                                                                                              --------------------
                         As of December 31                                                                           1993     1992
- ----------------------------------------------------------------------------------------------------------------------------------
Assets                   Current Assets
                           Cash and cash equivalents                                                              $   488  $   461
                           Short-term investments--1993 at fair value, 1992 at cost,
                             which approximates market                                                                 48       21
                           Accounts and notes receivable (includes receivables from significant affiliates of $199 million in 1993 and $259 million in 1992), less allowance for doubtful accounts of $28 million in 1993 and
                             $24 million in 1992                                                                    3,529    3,390
                           Inventories                                                                              1,298    1,461
                           Net assets of discontinued operations (see Note 3)                                       1,180       --
                           Deferred income taxes and other current assets                                             322      278
                                                                                                                  -------  -------
                                  Total current assets                                                              6,865    5,611
                         Investments and Advances                                                                   4,984    4,533
                         Net Properties, Plant and Equipment                                                       14,171   15,226
                         Deferred Charges                                                                             606      622
                                                                                                                  -------  -------
                                  Total                                                                           $26,626  $25,992
                                                                                                                  =======  =======
Liabilities and
Stockholders' Equity
                         Current Liabilities
                           Notes payable, commercial paper and current portion of long-term debt                  $   669  $   140
                           Accounts payable and accrued liabilities (includes payables to significant affiliates of $81 million in 1993 and $80 million
                             in 1992)                                                                               3,324    3,177
                           Estimated income and other taxes                                                           763      908
                                                                                                                  -------  -------
                                  Total current liabilities                                                         4,756    4,225
                         Long-Term Debt and Capital Lease Obligations                                               6,157    6,441
                         Deferred Income Taxes                                                                      1,162    1,370
                         Employee Retirement Benefits                                                               1,104    1,102
                         Deferred Credits and Other Noncurrent Liabilities                                          2,636    2,693
                         Minority Interest in Subsidiary Companies                                                    532      188
                                                                                                                  -------  -------
                                  Total                                                                            16,347   16,019
                         Stockholders' Equity
                           Variable Rate Cumulative Preferred Stock                                                   648      648
                           Market Auction Preferred Shares                                                            300      300
                           ESOP Convertible Preferred Stock                                                           536      543
                           Unearned employee compensation                                                            (337)    (385)
                           Common stock--274,293,417 shares issued                                                  1,714    1,714
                           Paid-in capital in excess of par value                                                     655      654
                           Retained earnings                                                                        7,463    7,312
                           Currency translation adjustment                                                             18      (24)
                           Unrealized net gain on investments                                                          58       --
                                                                                                                  -------  -------
                                                                                                                   11,055   10,762
                           Less--Common stock held in treasury, at cost--15,273,372 shares in 1993
                              and 15,545,777 shares in 1992                                                           776      789
                                                                                                                  -------  -------
                                  Total stockholders' equity                                                       10,279    9,973
                                                                                                                  -------  -------
                                  Total                                                                           $26,626  $25,992
                                                                                                                  =======  =======
                         See accompanying notes to consolidated financial statements.

                        Texaco Inc. 1993 Annual Report to Stockholders page 35.

Statement of Consolidated
Stockholders' Equity
                                                                               Shares in thousands; amounts in millions of dollars
                                                                    --------------------------------------------------------------
                                                                              1993                 1992                   1991
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                       Shares   Amount       Shares   Amount      Shares    Amount
                                                                       ---------------       ---------------      ----------------
Preferred stock--par value $1;
Shares authorized--30,000,000

Series C Variable Rate Cumulative Preferred Stock--stated value of $50 per share
                         Beginning and end of year                      5,334  $   267        5,334  $   267       5,334   $   267
                                                                      -------  -------      -------  -------     -------   -------
Series E Variable Rate Cumulative Preferred Stock--stated value of $100,000 per share
                         Beginning and end of year                          4      381            4      381           4       381
                                                                      -------  -------      -------  -------     -------   -------
Market Auction Preferred Shares (Series G, H, I and J)--liquidation preference of $250,000 per share
                         Beginning of year                                  1      300           --       --
                         Issuance                                          --       --            1      300
                                                                      -------  -------      -------  -------
                         End of year                                        1      300            1      300
                                                                      -------  -------      -------  -------
Series B ESOP Convertible Preferred Stock--liquidation value of $600 per share
                         Beginning of year                                823      494          828      497         831       499
                         Retirements                                      (11)      (7)          (5)      (3)         (3)       (2)
                                                                      -------  -------      -------  -------     -------   -------
                         End of year                                      812      487          823      494         828       497
                                                                      -------  -------      -------  -------     -------   -------
Series F ESOP Convertible Preferred Stock--liquidation value of $737.50 per share
                         Beginning of year                                 67       49           68       50          68        50
                         Retirements                                       (1)      --           (1)      (1)         --        --
                                                                      -------  -------      -------  -------     -------   -------
                         End of year                                       66       49           67       49          68        50
                                                                      -------  -------      -------  -------     -------   -------
Unearned employee compensation (related to ESOP preferred stock and restricted stock awards)
                         Beginning of year                                        (385)                 (435)                 (479)
                         Establishment                                             (10)                   --                    --
                         Amortization and other                                     58                    50                    44
                                                                               -------               -------               -------
                         End of year                                              (337)                 (385)                 (435)
                                                                               -------               -------               -------
Common stock--par value $6.25;
Shares authorized--350,000,000
                         Issued                                       274,293    1,714      274,293    1,714     274,293     1,714
                                                                      -------  -------      -------  -------     -------   -------
Common stock held in treasury, at cost
                         Beginning of year                             15,545     (789)      15,799     (799)     16,132      (813)
                         Debenture conversions                             --       --          (12)       1         (17)        1
                         Other--mainly employee compensation plans       (272)      13         (242)       9        (316)       13
                                                                      -------  -------      -------  -------     -------   -------
                         End of year                                   15,273     (776)      15,545     (789)     15,799      (799)
                                                                      -------  -------      -------  -------     -------   -------
Paid-in capital in excess of par value
                         Beginning of year                                         654                   658                   656
                         Issuance of preferred stock and treasury
                            stock transactions relating to investor
                            services plan and employee compensation
                            plans                                                    1                    (4)                    2
                                                                               -------               -------               -------
                         End of year                                               655                   654                   658
                                                                               -------               -------               -------
Retained earnings--End of year*                                                  7,463                 7,312                 7,514
                                                                               -------               -------               -------
Currency translation adjustment
                         Beginning of year                                         (24)                  (19)                  (40)
                         Change during year                                         42                    (5)                   21
                                                                               -------               -------               -------
                         End of year                                                18                   (24)                  (19)
                                                                               -------               -------               -------
Unrealized net gain on investments--End of year                                     58                    --                    --
                                                                               -------               -------               -------
Stockholders' equity--End of year                                              $10,279                $9,973                $9,828
                                                                               =======               =======               =======

                         *For changes during the years, refer to accompanying Statement of Consolidated Retained Earnings.
                          See accompanying notes to consolidated financial statements.

                        Texaco Inc. 1993 Annual Report to Stockholders page 36.

Statement of Consolidated Cash Flows
                                                                                                               Millions of dollars
                                                                                                        --------------------------
                         For the years ended December 31                                                    1993     1992     1991
- ----------------------------------------------------------------------------------------------------------------------------------

Operating Activities     Net income                                                                       $1,068   $  712   $1,294
                         Reconciliation to net cash provided by (used in) operating activities
                           Loss on disposal of discontinued operations                                       223       --       --
                           Cumulative effect of accounting changes                                            --      300       --
                           Depreciation, depletion and amortization                                        1,631    1,627    1,560
                           Deferred income taxes                                                            (283)      67       35
                           Exploratory expenses                                                              352      349      436
                           Minority interest in net income                                                    17       18       16
                           Dividends from affiliates, less than equity in income                            (227)    (149)    (288)
                           Changes in operating working capital
                              Accounts and notes receivable                                                 (275)     650      786
                              Inventories                                                                     26       45     (125)
                              Accounts payable and accrued liabilities                                      (215)    (529)  (1,061)
                              Other--mainly estimated income and other taxes                                (108)    (184)     156
                           Other--net                                                                        153     (231)     157
                                                                                                          ------   ------   ------
                                  Net cash provided by operating activities                                2,362    2,675    2,966

Investing Activities     Capital and exploratory expenditures                                             (2,326)  (2,533)  (2,795)
                         Proceeds from sales of assets                                                       373      176      221
                         Purchases of investment instruments                                              (1,342)  (1,457)    (860)
                         Sales of investment instruments                                                   1,258    1,303      982
                         Other--net                                                                           (7)      (2)      70
                                                                                                          ------   ------   ------
                                  Net cash used in investing activities                                   (2,044)  (2,513)  (2,382)

Financing Activities     Borrowings having original terms in excess of three months
                           Proceeds                                                                          821    1,707    1,883
                           Repayments                                                                       (796)  (1,529)  (1,022)
                         Net increase (decrease) in other borrowings                                         296      (49)    (319)
                         Issuance of preferred stock                                                          --      300       --
                         Issuance of preferred stock by subsidiaries                                         425       --       --
                         Dividends paid to the company's stockholders
                           Common                                                                           (828)    (828)    (827)
                           Preferred                                                                        (101)     (99)    (103)
                         Dividends paid to minority shareholders                                             (84)      (8)     (21)
                         Other--net                                                                          (11)      --       --
                                                                                                          ------   ------   ------
                                  Net cash used in financing activities                                     (278)    (506)    (409)

Effect of Exchange Rate Changes on Cash and Cash Equivalents                                                 (13)     (38)     (25)
                                                                                                          ------   ------   ------
Increase (Decrease) in Cash and Cash Equivalents                                                              27     (382)     150
Cash and Cash Equivalents at Beginning of Year                                                               461      843      693
                                                                                                          ------   ------   ------
Cash and Cash Equivalents at End of Year                                                                  $  488   $  461   $  843
                                                                                                          ======   ======   ======


                         See accompanying notes to consolidated financial statements.

                        Texaco Inc. 1993 Annual Report to Stockholders page 37.


Notes to Consolidated Financial Statements


Note 1.
Description
of Significant
Accounting
Policies

Principles of Consolidation

The consolidated financial statements consist of the accounts of Texaco Inc. and subsidiary companies owned directly or indi-rectly more than 50 percent. Intercompany accounts and trans-actions are eliminated.
    The U.S. Dollar is the functional currency of all the com-pany's operations and of a substantial portion of the operations of its affiliates accounted for on the equity method.

Cash Equivalents

Highly liquid investments with a maturity of three months or less when purchased are generally considered to be cash equivalents.

Inventories

Virtually all inventories of crude oil, petroleum products and petrochemicals are stated at cost, determined on the last-in, first-out (LIFO) method. Other merchandise inventories are stated at cost, determined on the first-in, first-out (FIFO) method.
Materials and supplies are stated at average cost. Inventories are valued at the lower of cost or market.

Investments and Advances

The equity method of accounting is used for investments in cer-tain affiliates owned 50 percent or less, including corporate joint ventures and partnerships. Under this method, equity in the pre-tax income or losses of partnerships and in the net income or losses of corporate joint-venture companies is reflected currently in Texaco's revenues, rather than when realized through divi-dends or distributions. Investments in the entities accounted for on this method generally reflect Texaco's equity in their under-lying net assets.
    The company's interest in the net income of affiliates accounted for at cost is reflected in net income when realized through dividends.

Properties, Plant and Equipment and
Depreciation, Depletion and Amortization

Texaco follows the "successful efforts" method of accounting for its oil and gas exploration and producing operations.
    Lease acquisition costs related to properties held for oil, gas and mineral production are capitalized when incurred. Unproved properties with acquisition costs which are individually signifi-cant are assessed on a property-by-property basis, and a loss is recognized, by provision of a valuation allowance, when the assessment indicates an impairment in value. Unproved proper-ties with acquisition costs which are not individually significant are generally aggregated and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized on an average holding period basis.
    Exploratory costs, excluding the costs of exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination whether the wells have found proved reserves which justify commercial development. If such reserves are not found, the drilling costs are charged to exploratory expenses. Intangible drilling costs applicable to productive wells and to development dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, are capitalized.
    The costs of productive leaseholds and other capitalized costs related to producing activities, including tangible and intan-gible costs, are amortized principally by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved oil and gas reserves. Estimated future restoration and abandonment costs are taken into account in determining amortization and depreciation rates.
    Depreciation of properties, plant and equipment related to facilities other than producing properties is provided generally on the group plan, using the straight-line method, with depreciation rates based upon estimated useful life applied to the cost of each class of property. Marine vessels are depreciated based on esti-mated useful lives using the straight-line method.
    Capitalized nonmineral leases are amortized over the esti-mated useful life of the asset or the lease term, as appropriate, using the straight-line method.
    Periodic maintenance and repairs applicable to marine vessels and manufacturing facilities are accounted for on the accrual basis. Normal maintenance and repairs of all other prop-erties, plant and equipment are charged to expense as incurred. Renewals, betterments and major repairs that materially extend the useful life of properties are capitalized and the assets replaced, if any, are retired.
    When capital assets representing complete units of property are disposed of, the difference between the disposal proceeds and net book value is credited or charged to income. When miscella-neous business properties are disposed of, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.

Environmental Expenditures

Environmentally related remediation costs are recorded as lia-bilities and expensed when remediation of a property is probable and the related costs can be reasonably estimated. If recoveries of environmental costs from third parties are reasonably assured, a receivable is recorded. Other environmental expenditures, that are principally maintenance or preventive in nature, are recorded when expended and are expensed or capitalized as appropriate.

Minority Interest in Subsidiary Companies

Minority interest in the Consolidated Balance Sheet reflects minority owners' share of stockholders' equity in subsidiaries.

                        Texaco Inc. 1993 Annual Report to Stockholders page 38.

Deferred Income Taxes

For all periods presented, deferred income taxes are determined utilizing a liability approach. This approach gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabili-ties. These differences relate to items such as depreciable and depletable properties, exploratory and intangible drilling costs, nonproductive leases, merchandise inventories and certain liabili-ties. This approach gives immediate effect to changes in income tax laws upon enactment. The income statement effect is derived from changes in deferred income taxes on the balance sheet.
    Provision is not made for possible income taxes payable upon distribution of accumulated earnings of foreign subsidiary companies and affiliated corporate joint-venture companies when such earnings are deemed to be permanently reinvested.
     The company adopted Statement of Financial Accounting Standards 109 as of January 1, 1992. For additional information, refer to Note 2, Changes in Accounting Principles.

Net Income per Common Share

Primary net income per common share is based on net income less preferred stock dividend requirements divided by the aver-age number of common shares outstanding and common equiva-lents. Fully diluted net income per common share assumes full conversion of all convertible securities into common stock at the later of the beginning of the year or date of issuance (unless antidilutive).

Accounting for Contingencies

Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the com-pany's management and legal counsel. The assessment of loss contingencies necessarily involves an exercise of judgment and is a matter of opinion. In assessing loss contingencies related to legal proceedings that are pending against the company or unasserted claims that may result in such proceedings, the com-pany's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.
     If the assessment of a contingency indicates that it is proba-ble that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the company's financial statements. If the assessment indicates that a potentially material loss contingency is not prob-able, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.
    Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. However, in some instances in which disclosure is not otherwise required, the com-pany may disclose contingent liabilities of an unusual nature which, in the judgment of management and its legal counsel, may be of interest to shareholders or others.

Note 2. Changes in
Accounting Principles

In 1993, the company adopted the following Statements of Financial Accounting Standards (SFAS).

Employers' Accounting for Postemployment Benefits--SFAS 112 requires companies to accrue the cost of postemployment bene-fits either during the years that the employee renders the neces-sary service or at the date of the event giving rise to the benefit, depending upon whether certain conditions are met. Adoption of the Standard as of January 1, 1993 did not impact 1993 net income since the company had been accounting for substantially all of these costs in accordance with the new Standard.

Accounting for Certain Investments in Debt and Equity Securities-- SFAS 115 requires that investments in equity securities that have readily determinable fair values and all investments in debt securities be classified into three categories based on manage-ment's intent. Such investments are to be reported at fair value except for investments intended to be held to maturity which are to be reported at amortized cost. Previously, all such invest-ments were accounted for at amortized cost.
    The cumulative effect on the consolidated financial state-ments of adopting SFAS 115 as of December 31, 1993 was not material. Adoption of this Standard resulted in an increase in stockholders' equity of $58 million, after related income taxes, representing unrealized net gains applicable to securities catego-rized as available-for-sale under the new Standard. SFAS 115 pro-hibits restatement of previous financial statements.

    During the fourth quarter of 1992, the company and its sig-nificant affiliates adopted the following Statements, retroactive to January 1, 1992.

    Employers' Accounting for Postretirement Benefits Other Than Pensions--SFAS 106 requires accrual of the cost of postretirement benefits over the estimated service lives of employees. For Texaco, these benefits principally relate to life insurance and health-care coverage. Previously, such costs were accounted for on a pay-as-you-go basis. The adoption of SFAS 106 resulted in a cumulative after-tax charge of $536 million, or $2.07 per common share, and an after-tax charge for the year 1992 of $27 million, or $.10 per common share.

                        Texaco Inc. 1993 Annual Report to Stockholders page 39.

Note to Consolidated Financial Statements continued

Accounting for Income Taxes--SFAS 109 maintains the liability concept of income tax accounting in SFAS 96, but allows for the assumption of future taxable income in the recognition of deferred tax assets. Additionally, under SFAS 109 deferred taxes are not recorded on the differences between the historic and current translation rates for accounts translated for finan-cial reporting at historic rates. SFAS 96 required the recording of deferred taxes on such differences. The adoption of SFAS 109 resulted in a cumulative benefit of $236 million, or $.91 per common share, and a benefit for the year 1992 of $177 million, or $.68 per common share.

Note 3. Discontinued
Operations

In the third quarter of 1993, Texaco made the determination that substantially all of its worldwide chemical operations would be sold and therefore has accounted for these operations as discontinued operations. Memorandums of understanding were entered into with Huntsman Financial Corporation
("Huntsman"), an affiliate of the Jon M. Huntsman Group of Companies, for the sale of these discontinued operations. Except for the additives portion of the chemical business, the sale to Huntsman is expected to be completed in the first quarter of 1994, subject to completing a definitive agreement and obtaining any required governmental approvals. The sale of the additives business is expected to take place by September 30, 1994. Texaco has agreed to cooperate with Huntsman, at their request, to sell the additives business to a third party. The combined purchase price of the chemical businesses is $1,045 million, consisting of cash and notes of approximately $200 to $250 million. Huntsman will assume current liabilities and ongoing contractual obliga-tions, while Texaco will retain the remaining obligations appli-cable to events occurring prior to the date of closing.
    The results for chemical operations to be sold have been classified as discontinued operations for all periods presented in the Statement of Consolidated Income. The assets and lia-bilities of discontinued operations have been reclassified in the December 31, 1993 Consolidated Balance Sheet from their histor-ical classifications to separately reflect them as net assets of dis-continued operations. The Consolidated Balance Sheet for the prior period has not been restated. Discontinued operations have not been segregated in the Statement of Consolidated Cash Flows for 1993 and prior years. Therefore, amounts for certain captions will not agree with the restated Statement of Consolidated
Income.
    Related party transactions between the discontinued opera-tions and Texaco's significant affiliates included both sale and purchase transactions. Sales to affiliates amounted to $67 million, $81 million and $86 million for 1993, 1992 and 1991, respectively. For the years 1993, 1992 and 1991, purchases from affiliates amounted to $118 million, $102 million and $103 million, respec-tively. Receivables from and payables to these affiliates at the end of each of these periods were immaterial.
     The summarized results of discontinued operations and related per common share effects are as follows:

For the years ended December 31 (Millions of dollars)        1993      1992      1991
- -------------------------------------------------------------------------------------
Revenues                                                   $1,114    $1,128    $1,160
                                                           ======    ======    ======
Loss from operations before
  income taxes                                             $  (19)   $  (44)   $   (2)
Benefit from income taxes                                       2        18         4
                                                           ------    ------    ------
Net income (loss) from
  operations                                               $  (17)   $  (26)   $    2
                                                           ------    ------    ------
Loss on disposal
  before income taxes*                                     $ (223)   $   --    $   --
Benefit from income taxes                                      49        --        --
                                                           ------    ------    ------
Net loss on disposal                                       $ (174)   $   --    $   --
                                                           ------    ------    ------
Total net income (loss)                                    $ (191)   $  (26)   $    2
                                                           ======    ======    ======

*1993 includes losses in phase-out period of $19 million.

Per common share (dollars)
  Net income (loss) from
    operations                                             $ (.06)   $ (.10)   $  .01
  Loss on disposal                                           (.67)       --        --
                                                           ------    ------    ------
  Total net income (loss)                                  $ (.73)   $ (.10)   $  .01
                                                           ======    ======    ======

Summarized balance sheet data for the discontinued operations as of December 31, 1993 is as follows. The difference between the net assets below and the purchase price is reflected in current lia-bilities in the Consolidated Balance Sheet as of that date.

Assets                                           Millions of dollars
                                                 --------------------
  Current Assets
    Accounts receivable                                     $  128
    Inventories                                                121
    Other                                                       25
                                                            ------
         Total current assets                                  274

  Net Properties, Plant and
    Equipment                                                1,025
  Other Noncurrent Assets                                        9
                                                            ------
         Total                                              $1,308
                                                            ------
  Liabilities
    Current Liabilities                                     $  109
    Noncurrent Liabilities                                      19
                                                            ------
         Total                                              $  128
                                                            ------
  Net Asset of discontinued operations                      $1,180
                                                            ======

Note 4. Inventories

As of December 31 (Millions of dollars)         1993          1992
- ------------------------------------------------------------------
Crude oil                                     $  304        $  290
Petroleum products                               726           707
Petrochemicals                                    --           128
Other merchandise                                 52            55
Materials and supplies                           216           281
                                              ------        ------
     Total                                    $1,298        $1,461
                                              ======        ======

The excess of estimated current cost over the book value of inventories carried on the LIFO basis of accounting was approxi-mately $137 million and $259 million at December 31, 1993 and 1992, respectively. Petrochemical and related materials and supplies inventories at December 31, 1993 have been included as part of net assets of discontinued operations.

                        Texaco Inc. 1993 Annual Report to Stockholders page 40.

Note 5. Investments
and Advances

Investments in affiliates, including corporate joint ventures and partnerships, owned 50% or less are accounted for on the equity method. Texaco's total investments and advances are summarized as follows:

As of December 31 (Millions of dollars)         1993          1992
- ------------------------------------------------------------------
Affiliates accounted for on the equity method
      Caltex group of companies
        Exploration and production            $  500        $  450
        Manufacturing, marketing
          and distribution                     1,647         1,460
                                              ------        ------
      Total Caltex group of companies          2,147         1,910
      Star Enterprise                            863           813
      Other affiliates                           731           745
                                              ------        ------
                                               3,741         3,468
Miscellaneous investments, long-term
  receivables, etc., less reserve              1,243         1,065
                                              ------        ------
      Total                                   $4,984        $4,533
                                              ======        ======

Texaco's equity in the net income of affiliates accounted for on the equity method, adjusted to reflect income taxes for partner-ships whose income is directly taxable to Texaco, is as follows:

For the years ended December 31
(Millions of dollars)             1993          1992          1991
- ------------------------------------------------------------------
Equity in net income
  Caltex group of companies
    Exploration and production    $134          $154          $166
    Manufacturing, marketing
      and distribution             227           180           255
                                  ----          ----          ----
  Total Caltex group of companies  361           334           421
  Star Enterprise                   61             7            85
  Cumulative effect of accounting
    changes--Caltex and Star       --           (11)           --
  Other affiliates                 108           125           102
                                  ----          ----          ----
    Total                         $530          $455          $608
                                  ====          ====          ====
Dividends received from
  these companies                 $366          $351          $389
                                  ====          ====          ====

The undistributed earnings of these affiliates accounted for on the equity method included in Texaco's retained earnings were $2,585 million, $2,363 million and $2,239 million as of December 31, 1993, 1992 and 1991, respectively.


Caltex Group

Texaco has investments in the Caltex group of companies, owned 50% by Texaco and 50% by Chevron Corporation. The Caltex group consists of Caltex Petroleum Corporation and subsidiaries, P.T. Caltex Pacific Indonesia and American Overseas Petroleum Limited and subsidiaries. This group of companies is engaged in the exploration for and production, transportation, refining and marketing of crude oil and products in Africa, Asia, the Middle East, Australia and New Zealand.


Star Enterprise

Star Enterprise (Star) is a joint-venture partnership owned 50% by Texaco and 50% by the Saudi Arabian Oil Company. The partnership refines, distributes and markets Texaco-branded petroleum products in 26 East and Gulf Coast states and the District of Columbia.

The table below provides summarized financial information on a 100 percent basis for the Caltex group, Star and all other affil-iates accounted for on the equity method, as well as Texaco's share. The net income of all partnerships, including Star, is net of estimated income taxes. The actual income tax liability is reflected in the accounts of the respective partners and not shown in the table below.
     Star's assets at the respective balance sheet dates include the remaining portion of the assets which were originally trans-ferred from Texaco to Star at the fair market value on the date of formation. Texaco's investment and equity in the income of Star, as reported in the consolidated financial statements, reflect the remaining unamortized historical carrying cost of the assets transferred to Star at formation. Additionally, Texaco's invest-ment includes adjustments necessary to reflect contractual arrangements on the formation of this partnership, principally involving contributed inventories.

                                        Caltex group           Star Enterprise    Other equity affiliates       Texaco's share
                                  -----------------------  ---------------------  ------------------------ ----------------------
Millions of dollars                  1993    1992    1991    1993   1992    1991    1993    1992   1991      1993    1992    1991
- ---------------------------------------------------------------------------------------------------------------------------------

For the years ended December 31:
Gross revenues                    $15,648 $17,527 $15,921  $6,252 $6,825  $7,165  $3,233  $2,891 $2,387   $12,150 $13,229 $12,377
Income before income taxes and
 cumulative effect of accounting
 changes                          $ 1,178 $ 1,178 $ 1,526  $  194 $   29  $  265  $  633  $  634 $  563   $   852 $   781 $ 1,059
Net income (loss)*                $   720 $   720 $   839  $  126 $  (53) $  175  $  406  $  416 $  346   $   530 $   455 $   608
                                  ======= ======= =======  ====== ======  ======  ======  ====== ======   ======= ======= =======

As of December 31:
Current assets                    $ 2,123 $ 2,378 $ 2,494  $1,015 $1,081  $1,089  $  635  $  675 $  572   $ 1,637 $ 1,826 $ 1,829
Noncurrent assets                   6,266   5,485   4,869   3,188  3,097   2,813   3,481   3,464  3,433     5,888   5,463   4,989
Current liabilities                (2,411) (2,453) (2,398)   (647)  (717)   (665)   (755)   (774)  (784)   (1,835) (1,862) (1,850)
Noncurrent liabilities
 and deferred credits              (1,537) (1,453) (1,354) (1,161)(1,170)   (762) (1,928) (1,979)(1,915)   (1,876) (1,890) (1,576)
Minority interest in
 subsidiary companies                (146)   (138)   (126)     --     --      --      --      --     --       (73)    (69)    (63)
                                  ------- ------- -------  ------ ------  ------  ------  ------ ------   ------- ------- -------
Net assets (or partners' equity)  $ 4,295 $ 3,819 $ 3,485  $2,395 $2,291  $2,475  $1,433  $1,386 $1,306   $ 3,741 $ 3,468 $ 3,329
                                  ======= ======= =======  ====== ======  ======  ======  ====== ======   ======= ======= =======

*Net income (loss) for 1992 includes the cumulative effect of accounting changes. For the Caltex group, this represents an after-tax charge of $26 million for SFAS 106 and a benefit of $77 million for SFAS 109.

 For Star Enterprise, adoption of SFAS 106 resulted in an after-tax charge of $72 million.


                        Texaco Inc. 1993 Annual Report to Stockholders page 41.


Notes to Consolidated Financial Statements continued

Note 6. Properties,
Plant and Equipment

As of December 31 (Millions of dollars)                          1993                      1992
- -----------------------------------------------------------------------------------------------------
                                                            Gross       Net           Gross       Net
                                                          -----------------         -----------------
Exploration and production                                $24,759   $ 8,829         $24,840   $ 9,033
Manufacturing                                               2,932     1,891           2,538     1,620
Marketing                                                   3,123     2,250           2,946     2,134
Marine                                                        379       125             414       150
Pipe lines                                                    915       397             990       457
Petrochemical                                                  --        --           1,885     1,137
Other                                                       1,041       679           1,040       695
                                                          -------   -------         -------   -------
  Total                                                   $33,149   $14,171         $34,653   $15,226
                                                          -------   -------         -------   -------
Capital lease amounts included above                      $   578   $   122         $   597   $   144
                                                          =======   =======         =======   =======

Accumulated depreciation, depletion and amortization totaled $18,978 million and $19,427 million at December 31, 1993 and 1992, respectively. Net property, plant and equipment for discontinued operations at December 31, 1993 has been reflected in net assets of discontinued operations in the Consolidated Balance Sheet.

Note 7. Notes Payable,
Commercial Paper
and Current Portion
of Long-Term Debt

As of December 31 (Millions of dollars)         1993          1992         1991
- -------------------------------------------------------------------------------
Commercial paper                              $1,195        $1,090       $1,136
Notes payable to banks and others
  with originating terms of one
  year or less                                    76           392           56
Current portion of long-term debt
  and capital lease obligations
    Indebtedness                                 376           453           77
    Capital lease obligations                     47            45           62
                                              ------        ------       ------
                                               1,694         1,980        1,331
Less short-term obligations
  intended to be refinanced
  (see Note 9)                                 1,025         1,840           --
                                              ------        ------       ------
     Total                                    $  669        $  140       $1,331
                                              ======        ======       ======


The following table reflects data on commercial paper and notes payable to banks. The averages were determined by using the average of the amounts outstanding as of each day for commer-cial paper and each month-end for notes payable to banks.

Millions of dollars                             1993          1992         1991
- -------------------------------------------------------------------------------
Weighted average interest rate at
  December 31                                    3.4%          3.7%         5.1%
Maximum outstanding at
  any month-end                               $2,066        $2,538       $2,212
Average amount outstanding for
  the year                                    $1,793        $1,719       $1,752
Weighted average interest rate for
  the year                                       3.3%          3.7%         5.9%
                                              ======        ======       ======


Note 8. Accounts
Payable and Accrued
Liabilities

As of December 31 (Millions of dollars)         1993          1992
- ------------------------------------------------------------------
Trade                                         $1,887        $2,038
Other                                          1,437         1,139
                                              ------        ------
      Total                                   $3,324        $3,177
                                              ======        ======

                        Texaco Inc. 1993 Annual Report to Stockholders page 42.

Note 9. Long-Term
Debt and Capital
Lease Obligations

As of December 31 (Millions of dollars)                                                                1993            1992
- ---------------------------------------------------------------------------------------------------------------------------
Long-Term Debt
   6 7/8% Guaranteed notes, due 1999                                                                 $  200          $  200
   6 7/8% Guaranteed debentures, due 2023                                                               195              --
   7 1/2% Guaranteed debentures, due 2043                                                               198              --
   7 3/4% Guaranteed debentures, due 2033                                                               198              --
   7 7/8% Guaranteed notes, due 1995                                                                    150             150
   8% Guaranteed debentures, due 2032                                                                   147             147
   8 1/4% Guaranteed debentures, due 2006                                                               149             149
   8 3/8% Guaranteed debentures, due 2022                                                               198             198
   8 1/2% Guaranteed notes, due 2003                                                                    199             199
   8 5/8% Guaranteed debentures, due 2010                                                               150             150
   8 5/8% Guaranteed debentures, due 2031                                                               199             199
   8 5/8% Guaranteed debentures, due 2032                                                               199             199
   8.65% Guaranteed notes, due 1998                                                                     200             200
   8 7/8% Guaranteed debentures, due 2021                                                               150             150
   9% Guaranteed notes, due 1994                                                                        250             250
   9% Guaranteed notes, due 1996                                                                        400             400
   9% Guaranteed notes, due 1997                                                                        200             200
   9% Guaranteed notes, due 1999                                                                        200             200
   9 3/4% Guaranteed debentures, due 2020                                                               250             250
   Medium-term notes, maturing from 1994 to 2043 (7.8%)                                                 692             635
   Pollution Control Revenue Bonds, due 2012--variable rate (2.6%)                                      166             166
   Other long-term debt:
      Texaco Inc.--Guarantee of ESOP Series B and F loans--fixed and variable rates (3.8%)              329             385
      U.S. dollars (6.4%)                                                                               254             337
      Other currencies (9.9%)                                                                            51              59
                                                                                                     ------          ------
   Total                                                                                              5,324           4,823
Capital Lease Obligations (See Note 10)                                                                 231             276
                                                                                                     ------          ------
                                                                                                      5,555           5,099
Less current portion of long-term debt and capital lease obligations                                    423             498
                                                                                                     ------          ------
                                                                                                      5,132           4,601
Short-term obligations intended to be refinanced                                                      1,025           1,840
                                                                                                     ------          ------
   Total long-term debt and capital lease obligations                                                $6,157          $6,441
                                                                                                     ======          ======

The percentages reflected for variable rate debt are the interest rates at December 31, 1993. The percentages reflected for the categories "Medium-term notes" and "Other long-term debt" are the weighted average interest rates at year-end 1993. Where applicable, principal amounts reflected in the preceding sched-ule include unamortized premium or discount.
    During 1993, the company completed public long-term debt offerings totaling $732 million, which included $132 million under Texaco's medium-term note program. Also, the company redeemed prior to maturity $71 million of 5 3/4% debentures due in 1997. In 1992, the company redeemed prior to maturity some
$960 million of high-cost debt.
    At December 31, 1993, Texaco was party to revolving credit facilities with commitments of $2.35 billion with syndicates of major U.S. and international banks, available as support of the issuance of the company's commercial paper, as well as for work-ing capital and for other general corporate purposes. Texaco had no amounts outstanding under these facilities at year-end 1993. Texaco pays a commitment fee on the unused portion of the $350 million facility and a facility fee on the $2 billion facility. The banks reserve the right to terminate the credit facilities upon the occurrence of certain specific events, including change in control.
    At December 31, 1993, Texaco's long-term debt included
$1,025 million of debt scheduled to mature during 1994, which the company has both the intent and the ability to refinance on a long-term basis, through the use of its $2 billion revolving credit facility.
    Contractual annual maturities of long-term debt, including sinking fund payments and other redemption requirements, for the five years subsequent to December 31, 1993 are as follows
(in millions): 1994--$376; 1995--$414; 1996--$426; 1997--$345;
and 1998--$289. The preceding maturities are before considera-tion of short-term obligations intended to be refinanced and also exclude capital lease obligations.

                        Texaco Inc. 1993 Annual Report to Stockholders page 43.

Notes to Consolidated Financial Statements continued

Note 10. Lease
Commitments and
Rental Expense

The company has leasing arrangements involving service sta-tions, tanker charters and other facilities. Amounts due under capital leases are reflected in the company's balance sheet as obligations, while Texaco's interest in the related assets is prin-cipally reflected as properties, plant and equipment. The remain-ing lease commitments are operating leases, and payments on such leases are recorded as rental expense.
    As of December 31, 1993, Texaco Inc. and its subsidiary companies (excluding discontinued operations) had estimated minimum commitments for payment of rentals (net of non-cancelable sublease rentals) under leases which, at inception, had a noncancelable term of more than one year, as follows:

                                           Operating       Capital
Millions of dollars                           leases        leases
- ------------------------------------------------------------------
1994                                            $157          $ 80
1995                                              94            65
1996                                              78            48
1997                                              72            30
1998                                              61            29
After 1998                                       476           126
                                                ----          ----
Total lease commitments                         $938           378
                                                ====
Less amounts representing
  Executory costs                                               48
  Interest                                                     149
Add noncancelable sublease
  rentals netted in capital lease
  commitments above                                             50
                                                              ----
Present value of total capital
  lease obligations                                           $231
                                                              ====


Rental expense (excluding discontinued operations) relative to operating leases, including contingent rentals based on factors such as gallons sold, is provided in the table below. Such payments do not include rentals on leases covering oil and gas mineral rights.

Millions of dollars                             1993          1992         1991
- -------------------------------------------------------------------------------
Rental expense
  Minimum lease rentals                         $238          $252         $249
  Contingent rentals                              20            24           19
                                                ----          ----         ----
    Total                                        258           276          268

Less rental income on
  properties subleased
  to others                                       36            36           32
                                                ----          ----         ----
Net rental expense                              $222          $240         $236
                                                ====          ====         ====


In 1992, Texaco as lessee entered into a five year agreement for the leasing of a chemical manufacturing plant to be constructed in Port Neches, Texas. The lease provides for a substantial residual value guarantee by the lessee at the termination of the lease.
Both the lease payment amount and the residual value guarantee amount for this operating lease are dependent upon the final con-struction costs of the plant and related facilities and accordingly are not included in the preceding table of minimum rental commitments. The accumulated construction in progress was $359 million at December 31, 1993. Construction is expected to be completed in late 1994. Huntsman, in the memorandum of understanding with Texaco, will have an option for two years to purchase 50% or 100% of Texaco's rights under this lease.


Note 11. Preferred
Stock and Rights

Series B ESOP Convertible Preferred Stock

An amendment to Texaco Inc.'s Employees Thrift Plan created an Employee Stock Ownership Plan (ESOP) feature. In 1988, the
ESOP purchased 833,333 1/3 shares of Series B ESOP Convertible Preferred Stock (Series B) from the company for $600 per share, or an aggregate purchase price of $500 million. Texaco Inc. guaranteed a $500 million variable-rate loan made to the ESOP which was used to acquire the shares of Series B. Subsequently, in 1991, Texaco Inc. refinanced approximately $103 million of the outstanding balance through a Grantor Trust structure at a fixed interest rate of 6.19%.
    Dividends on each share of Series B are cumulative and are payable semiannually at the rate of $57 per annum.
Cash dividends on Series B totaled $47 million for 1993, 1992 and 1991.
    Participants may partially convert their Series B into com-mon stock beginning at age 55, and may elect full conversion upon retirement or separation from service with the company.
The conversion ratio and number of votes per share of Series B are subject to adjustment under certain conditions. At present, the Series B entitles a participant to 12.9 votes per share, voting together with the holders of common stock, and is currently con-vertible into 12.868 shares of common stock. As an alternative to conversion, a participant can elect to receive $600 per share of Series B, payable in cash or common stock. If the participant elects to receive common stock, the company provides shares of common stock to the plan trustee, who then transmits the shares to the participant. Should the participant elect to receive cash, it is the intent of the company to provide the plan trustee with shares of common stock, so that the trustee can sell such shares in the open market and have sufficient cash to transmit to the participant. The shares of Series B may be redeemed by Texaco Inc. at $628.50 per share through December 19, 1994, and at prices declining to $600 per share on or after December
20, 1998. Also, Texaco Inc. may be required to redeem the shares of Series B under certain circumstances.


Series C Variable Rate Cumulative Preferred Stock

In 1989, the company distributed to its stockholders as a special dividend one share of Series C Variable Rate Cumulative
Preferred Stock (Series C) for each 50 shares of common stock owned.
    The Series C has a stated value of $50 per share, is non-callable for five years (except under certain circumstances) and is non-voting. Dividend rates are reset and paid quarterly, based upon the highest prevailing yields of three U.S. Treasury maturities (3-month, 10-year and 30-year), less 0.375 percent. Dividends would be reset in the event of either a credit-rating

                        Texaco Inc. 1993 Annual Report to Stockholders page 44.

downgrade to below investment grade in the Series C or a change in the U.S. Federal income tax dividends-received deduc-tion percentage for corporate investors. During 1993, 1992 and 1991, cash dividends on Series C totaled $17 million ($3.26 per share), $20 million ($3.69 per share) and $21 million ($3.94 per share), respectively.
    Holders have an option to put the Series C to the company between August 1, and September 22, 1994, at a price of $50 per share, payable on September 30, 1994. The company may call the Series C for redemption at a price of $50 per share plus accrued and unpaid dividends in the event of an increase in the dividend rate as the result of either a credit-rating downgrade to below investment grade or a decrease in the dividends-received deduction. The company may also call the stock unconditionally anytime on or after September 30, 1994, at a price of $50 per share plus accrued and unpaid dividends. A call by the company or a put by the shareholders may be funded at the company's option in either cash or an equivalent amount of common stock.


Series D Junior Participating Preferred Stock and Rights

In 1989, the company declared a dividend distribution of one
Right for each outstanding share of common stock. Under cer-tain circumstances, each Right may be exercised to purchase from the company a unit consisting of 1/100th of a share (Unit) of Series D Junior Participating Preferred Stock (Series D), par value $1.00 per share, at a purchase price of $150 per Unit (the Purchase Price), subject to adjustment.
    The Rights may only be exercised after a person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the company's common stock other than pursuant to a Qualifying Offer, or has commenced a tender offer that would result in that person owning 20% or more of the com-mon stock.
    A Qualifying Offer is an all-cash, fully financed tender offer for all outstanding shares of common stock which remains open for 45 days, which results in the acquiror owning a majority of the company's voting stock, and in which the acquiror agrees to purchase for cash all remaining shares of common stock.
    The Rights expire on April 3, 1999, or sooner, upon the acquisition of the company pursuant to a Qualifying Offer, and may be redeemed by the company at a price of $.01 per Right at any time prior to 10 days after the Rights become exercisable.
    In the event that a person becomes the beneficial owner of 20% or more of the common stock other than pursuant to a Qualifying Offer, each Right will thereafter entitle the holder to receive, upon exercise of the Right, in lieu of the Series D, a number of shares of common stock, property, cash or other securities having a formula value equal to two times the exercise price of the Right.
    In the event that the company is acquired in a transaction in which the company is not the surviving corporation, or in the event 50% or more of the company's assets or earning power is sold or transferred, each holder of a Right thereafter has the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.
    Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of the company, including the rights to vote or to receive dividends.
    As of December 31, 1993, there were 3,000,000 shares designated as Series D with a liquidation value of $100 per share. In general, the terms of the Series D have been designed so that each Unit of Series D should be substantially the economic equivalent of one share of common stock. The Series D will, if issued, be junior to any other series of Preferred Stock which may be authorized and issued, unless the terms of such other series provide otherwise. Each share of the Series D which may be issued will entitle the holder to receive a quarterly dividend equal to the greater of (i) $5.00 per share or (ii) 100 times the quarterly dividend declared per share of common stock, subject to adjustment. In the event of liquidation of the company, the holders of the Series D will be entitled to receive a preferred liquidation payment of $100 per share plus accrued and unpaid dividends to the date of payment, but in no event less than an amount equal to 100 times the payment made per share of com-mon stock, if greater. The Series D will be redeemable as a whole, or in part, at any time, or from time to time, at the option of the company at a redemption price per share equal to 100 times the then market price of a share of common stock, plus accrued and unpaid dividends through the redemption date. Each share of the Series D will have 100 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged, each share of the Series D will entitle the holder thereof to receive 100 times the amount received per share of common stock.
    If dividends on the Series D are in arrears in an aggregate amount equal to six quarterly dividends, the number of directors of the company will be increased by two, and the holders of the Series D outstanding at the time of such dividend arrearage, voting separately as a class with any other series of preferred stock likewise qualified to vote, will be entitled at the next annual meeting to elect two directors. The Series D will also have a separate class vote on certain matters which would adversely affect the rights and preferences of the Series D.
    The Purchase Price payable and the number of Units of Series D or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in certain events to prevent dilution.


Series E Variable Rate Cumulative Preferred Stock

In 1989, the company issued 3,814 shares of Series E Variable Rate Cumulative Preferred Stock (Series E) in connection with a merger transaction.
    The Series E has a stated value of $100,000 per share, is non-callable for five years (except under certain circumstances) and is non-voting. Dividend rates are reset and paid quarterly, based upon the highest prevailing yields of three U.S. Treasury maturities (3-month, 10-year and 30-year), less 0.375 percent.

                        Texaco Inc. 1993 Annual Report to Stockholders page 45.

Notes to Consolidated Financial Statements continued

Dividends would be reset in the event of either a credit-rating downgrade to below investment grade in Series E or a change in the U.S. Federal income tax dividends-received deduction percentage for corporate investors. During 1993, 1992 and 1991, cash dividends on Series E totaled $25 million ($6,513 per share), $28 million ($7,375 per share) and $30 million ($7,875 per share), respectively.
    Holders can convert the shares of Series E at a price of $100,000 per share into shares of common stock on December
31, 1994 and December 31, 1999. The company may call the
Series E for redemption at a price of $100,000 per share plus accrued and unpaid dividends in the event the holders elect to convert or in the event of an increase in the dividend rate as the result of either a credit-rating downgrade to below investment grade or a decrease in the dividends-received deduction. The company may also call the stock unconditionally anytime on or after December 31, 1994, at a price of $100,000 per share plus accrued and unpaid dividends. A call by the company may be funded at the company's option in either cash or an equivalent amount of common stock. However, under certain circum-stances, the call must be funded with an equivalent amount of common stock.


Series F ESOP Convertible Preferred Stock

An amendment to Texaco Inc.'s Employees Savings Plan created an Employee Stock Ownership Plan (ESOP) feature. In 1990, the ESOP purchased 67,796.61 shares of Series F ESOP Convert-ible Preferred Stock (Series F) from the company for $737.50 per share, or an aggregate purchase price of $50 million.
Texaco Inc. guaranteed a $50 million variable-rate loan made to the ESOP which was used to acquire the shares of Series F.
    Dividends on each share of Series F are cumulative and are payable semiannually at the rate of $64.53 per annum. Cash dividends on Series F totaled $4 million for both 1993 and 1992 and $5 million for 1991.
    Participants may partially convert their Series F into com-mon stock beginning at age 55, and may elect full conversion upon retirement or separation from service with the company.
The conversion ratio and number of votes per share of Series F are subject to adjustment under certain conditions. At present, the Series F entitles a participant to 10 votes per share, voting together with the holders of common stock, and is convertible into 10 shares of common stock. As an alternative to conversion, a participant can elect to receive $737.50 per share of Series F, in cash or common stock. If the participant elects to receive common stock, the company provides shares of common stock to the plan trustee, who then transmits the shares to the partici-pant. Should the participant elect to receive cash, it is the intent of the company to provide the plan trustee with shares of com-mon stock, so that the trustee can sell such shares in the open market and have sufficient cash to transmit to the participant.
The shares of Series F may be redeemed by Texaco Inc. at $776.22 per share through February 12, 1995, and at prices declining to $737.50 per share on or after February 13, 2000.
Also, Texaco Inc. may be required to redeem the shares of Series F under certain circumstances.


Market Auction Preferred Shares

On December 23, 1992, the company issued 1,200 shares of cumulative variable rate preferred stock, called Market Auction Preferred Shares (MAPS) in a private placement, for an aggregate purchase price of $300 million. The MAPS are grouped into four series (Series G, H, I and J) of $75 million each.
    The initial dividend rate for each series was 3.25% per annum, and the initial dividend periods ranged from seven to ten weeks. The subsequent dividend rates for each series during 1993 were determined by Dutch auctions conducted at seven-week intervals. During 1993, the annual dividend rate for the MAPS ranged between 2.40% and 3.25% and cash dividends on the MAPS totaled $8 million (Series G, H, I and J of $6,281,
$6,396, $6,549 and $6,762 per share, respectively). The MAPS contain the flexibility for the length of the dividend periods to be changed at each auction. Alternatively, the dividend rate and the dividend period can be negotiated with potential investors.
    The company may redeem the MAPS, in whole or in part, at any time at a liquidation preference of $250,000 per share, plus premium, if any, and accrued and unpaid dividends thereon.
    The MAPS are non-voting, except under certain limited circumstances.


Note 12. Foreign
Currency

Currency translations from continuing operations resulted in pre-tax gains of $35 million in 1993, $182 million in 1992 and $27 million in 1991. After applicable income taxes, gains were $49 million in 1993, $230 million in 1992 and $48 million in 1991.
These amounts include Texaco's equity in such gains and losses of affiliates accounted for on the equity method.
    Not included in the above 1991 amount were currency translation effects included in the Statement of Consolidated
Income as deferred income taxes, amounting to a gain of $93 million. The comparable amounts for 1993 and 1992 are included in currency translation as a result of the adoption of SFAS 109, "Accounting for Income Taxes."
    The currency gains in 1993 and 1991 were primarily related to operations in developing countries which experienced high inflation and currency devaluations throughout the year. The cur-rency gains in 1992 related mostly to operations in the U.K. reflecting the weakness of the Pound Sterling as well as opera-tions in certain developing countries reflecting strong inflationary factors and currency devaluations.
    Currency translation adjustments reflected in the separate stockholders' equity account result from translation items per-taining to certain affiliates of Caltex.

                        Texaco Inc. 1993 Annual Report to Stockholders page 46.

Note 13. Taxes

                                                        1993                         1992                          1991
                                         -----------------------------   ---------------------------   ---------------------------
                                            United                        United                        United
Millions of dollars                         States    Foreign    Total    States    Foreign    Total    States    Foreign    Total
- ----------------------------------------------------------------------------------------------------------------------------------
Direct taxes
   Provision (benefit) for income taxes
      Current
         U.S. Federal and foreign           $    5     $  143   $  148    $  111     $  103   $  214    $   93     $  (57)  $   36
         U.S. state and local                   14         --       14        36         --       36        --         --       --
      Deferred
         Tax law changes                        17       (169)    (152)       --         --       --        --         --       --
         Other                                (141)        44      (97)      (82)       143       61       (46)       140       94
                                            ------     ------   ------    ------     ------   ------    ------     ------   ------
         Total provision (benefit) for
           income taxes                       (105)        18      (87)       65        246      311        47         83      130

   Taxes other than income taxes
      Oil and gas production                   122         17      139       131          2      133       141          3      144
      Sales and use                              5         59       64         6         10       16        17         31       48
      Property                                 124         16      140       112         21      133       120         18      138
      Payroll                                   87         29      116        81         39      120        78         36      114
      Other                                     75         15       90        59         69      128        73         34      107
                                            ------     ------   ------    ------     ------   ------    ------     ------   ------
         Total taxes other than income
           taxes                               413        136      549       389        141      530       429        122      551
   Import duties and other governmental
     levies                                     42      3,735    3,777        39      3,743    3,782        45      3,335    3,380
                                            ------     ------   ------    ------     ------   ------    ------     ------   ------
         Total direct taxes                    350      3,889    4,239       493      4,130    4,623       521      3,540    4,061
Taxes collected from consumers for
   governmental agencies                     1,068      2,060    3,128       986      2,125    3,111       954      1,996    2,950
                                            ------     ------   ------    ------     ------   ------    ------     ------   ------
         Total                              $1,418     $5,949   $7,367    $1,479     $6,255   $7,734    $1,475     $5,536   $7,011
                                            ======     ======   ======    ======     ======   ======    ======     ======   ======

All tax expense data excludes discontinued operations. Effective January 1, 1992, the company adopted SFAS 109, "Accounting for Income Taxes." All 1992 tax expense data exclude the cumulative effect of accounting changes for SFAS 106 and SFAS 109.
   The provision (benefit) for deferred income taxes includes the following amounts:

Millions of dollars                             1993          1992         1991
- -------------------------------------------------------------------------------
Type of temporary difference
  Depreciation                                 $  99           $95         $156
  Intangible drilling costs                      (76)           16           46
  Depletion                                      (95)          (37)         (65)
  Environmental reserves                         (15)           23           42
  Tax-related reserves                           113             8          (49)
  DOE payments                                    --            66           22
  Tax credit carryforwards                        13           (25)         (55)
  Employee benefit plans                         (32)          (58)          (6)
  Investment in stock of subsidiary             (145)           --           --
  Casualty/property reserves                      69            (1)          (1)
  Tax loss carryforwards                         (38)            9           --
  Deferred revenue                               (53)           --           --
  Other                                          (89)          (35)           4
                                               -----         -----        -----
    Total                                      $(249)          $61         $ 94
                                               =====         =====        =====

The deferred income tax assets and liabilities included in the Consolidated Balance Sheet as of December 31, 1993 and 1992 amounted to $264 million and $195 million, respectively, as net current assets and $1,162 million and $1,370 million, respectively, as net noncurrent liabilities. The table that follows shows deferred income tax assets and liabilities by category. Deferred income taxes are not recorded on differences between financial reporting and tax bases of investments in stock of subsidiary companies, unless realization of the effect is probable in the fore-seeable future. Certain potential deferred tax asset amounts for which possibility of realization is deemed extremely remote have been eliminated and are therefore excluded from the following table.

                                                              (Liability) Asset
                                                           --------------------
As of December 31 (Millions of dollars)                       1993         1992
- -------------------------------------------------------------------------------
Depreciation                                               $(1,006)     $(1,060)
Depletion                                                     (764)        (857)
Intangible drilling costs                                     (624)        (728)
Other deferred tax liabilities                                (178)        (194)
                                                           -------      -------
           Total                                            (2,572)      (2,839)

Employee benefit plans                                         496          458
Tax loss carryforwards                                         626          476
Tax-related reserves                                           157          289
Tax credit carryforwards                                       271          271
Environmental reserves                                         246          231
Other deferred tax assets                                      580          536
                                                           -------      -------
           Total                                             2,376        2,261

           Total before valuation allowance                   (196)        (578)
Valuation allowance                                           (702)        (597)
                                                           -------      -------
           Total--net                                      $  (898)     $(1,175)
                                                           =======      =======

    The following schedule reconciles the differences between the U.S. Federal income tax rate and the effective income tax rate:

                                                1993          1992         1991
- -------------------------------------------------------------------------------
U.S. Federal income tax rate
  assumed to be applicable                      35.0%         34.0%        34.0%
Net earnings and dividends
  attributable to affiliated
  corporations accounted for
  on the equity method                         (11.6)         (9.5)       (10.7)
Aggregate earnings and losses from
  international operations before
  tax law changes                                3.5           1.5         (2.7)
Tax law changes                                (13.0)           --           --
Sales of stock of subsidiary                   (17.9)         (2.2)        (1.3)
Energy credits                                  (2.5)         (1.6)        (1.1)
Canadian income tax refund                        --            --         (8.5)
Other                                            (.9)           .8          (.5)
                                               -----         -----        -----
Effective income tax rate                       (7.4)%        23.0%         9.2%
                                               =====         =====        =====

                        Texaco Inc. 1993 Annual Report to Stockholders page 47.

Notes to Consolidated Financial Statements continued

    The decrease in the 1993 effective income tax rate as com-pared to 1992 is mainly due to the net tax benefits realizable through the sales of interests in a subsidiary as well as net deferred tax benefits arising from tax law changes in the U.K.
and U.S. The change between 1992 and 1991 is mainly due to 1992 tax costs related to certain foreign producing operations and a Canadian tax refund received in 1991.
    For companies operating in the United States, pre-tax earn-ings from continuing operations before cumulative effect of accounting changes aggregated $397 million in 1993, $382 million in 1992, and $90 million in 1991. For companies with operations located outside the United States, pre-tax earnings on that basis aggregated $775 million in 1993, $967 million in 1992, and $1,332 million in 1991.
    Income taxes paid, net of refunds, as well as certain amounts deposited with the Internal Revenue Service amounted to $326 million, $283 million and $102 million in 1993, 1992 and 1991, respectively.
    The undistributed earnings of subsidiary companies and of affiliated corporate joint-venture companies accounted for on the equity method, for which deferred U.S. income taxes have not been provided at December 31, 1993 amounted to $1,293 million and $2,038 million, respectively. The corresponding amounts at December 31, 1992 were $1,214 million and $1,847 million, respectively. Recording of deferred income taxes on these undistributed earnings is not required relative to foreign companies and pre-1992 earnings of domestic companies when the earnings have been permanently reinvested. These amounts would be subject to possible U.S. taxation only if remitted as divi-dends. The determination of the hypothetical amount of unrecog-nized deferred U.S. taxes on undistributed earnings of foreign entities is not practicable. For domestic entities, such unrecorded deferred income taxes were not material.
    For the years 1993 and 1992 there was no utilization of loss carryforwards for U.S. Federal income taxes. For the year 1991 such utilization of loss carryforwards resulted in U.S. Federal income tax benefits of $8 million. For the years 1993, 1992 and 1991, the utilization of loss carryforwards resulted in income tax benefits of $20 million, $85 million and $15 million in foreign income taxes, respectively.
    At December 31, 1993, Texaco had worldwide tax basis loss carryforwards of approximately $1,568 million, including
$824 million which do not have an expiration date. The remain-der expire at various dates through 2008.
    Foreign tax credit carryforwards available for U.S. Federal income tax purposes amounted to approximately $522 million at December 31, 1993, expiring at various dates through 1998. Alternative minimum tax and other tax credit carryforwards available for U.S. Federal income tax purposes were $271 million at December 31, 1993, of which $253 million have no expiration date. The remaining credits expire at various dates through 2008. The credits that are not utilized by the expiration dates may be taken as deductions for U.S. Federal income tax purposes.

Note 14. Employee
Benefit Plans

Texaco Inc. and certain of its non-U.S. subsidiaries sponsor vari-ous benefit plans for active employees and retirees.The costs of the savings, health care and life insurance plans relative to employees' active service are shared by the company and its employees, with Texaco's costs for these plans charged to expense as incurred. In addition, reserves for employee benefit plans are provided principally for the unfunded costs of various pension plans, retiree health and life insurance benefits, incen-tive compensation plans and for separation benefits payable to employees.
    As of January 1, 1993, Texaco adopted SFAS 112, "Employers' Accounting for Postemployment Benefits." Adoption of SFAS 112 did not impact 1993 net income since the company had been accounting for substantially all of these costs in accordance with the new Standard.
    The discussion of employee benefit plans that follows is for total plan activity, including benefits and amounts applicable to employees of the discontinued operations. Amounts relative to the discontinued operations are not material for any of the years discussed.

Employee Stock Ownership Plans

Texaco recorded $20 million, $17 million and $19 million in ESOP expense during 1993, 1992 and 1991, respectively.
Company contributions to the Employees Thrift Plan of Texaco Inc. and the Employees Savings Plan of Texaco Inc.
(the Plans) amounted to $20 million, $17 million and $22 million in 1993, 1992 and 1991, respectively. These Plans are designed to provide participants with a benefit of approximately 6% of base pay.
   In 1993, 1992 and 1991, the company paid $51 million, $51 million and $52 million, respectively, in dividends on Series B and Series F stock. The dividends are applied by the trustee to fund interest payments which amounted to $14 million, $18 mil-lion and $26 million for 1993, 1992 and 1991, respectively, as well as to reduce principal on the ESOP loans. Dividends on the shares of Series B and Series F used to service debt of the Plans are tax deductible to the company.


                        Texaco Inc. 1993 Annual Report to Stockholders page 48.


   Reflected in Texaco's long-term debt are the Plans' ESOP loans which are guaranteed by Texaco Inc. Commensurate with each repayment on the ESOP loans and as a result of the alloca-tion of the Series B and Series F stock by the trustee of the Plans to the individual participating employees, there is a reduction in the remaining ESOP-related unearned employee compensation included as a component of stockholders' equity.

Pension Plans

The company sponsors pension plans that cover substantially all employees. Generally, these plans provide defined pension bene-fits based on final average pay. However, the level of benefits and terms of vesting vary among plans. Amounts charged to pension expense, as well as amounts funded, are generally based on actuarial studies. Pension plan assets are administered by trustees and are principally invested in equity and fixed income securities and deposits with insurance companies.
    The total worldwide expense for all employee pension plans of Texaco, including pension supplementations and the smaller non-U.S. plans, was $111 million in 1993, $105 million in 1992 and $113 million in 1991.
    The following data are provided for U.S. plans and princi-pal non-U.S. plans.

Components of Pension Expense                                     United States Plans                 Non-U.S. Plans
                                                      ------------------------------------ ------------------------------
Millions of dollars                                           1993       1992      1991         1993      1992       1991
- -------------------------------------------------------------------------------------------------------------------------
Benefits earned during the year                               $ 67       $ 68      $ 64         $ 14       $15        $12
Actual investment return on plan assets, (gain) loss          (158)      (115)     (185)        (155)      (98)       (81)
Interest cost on projected benefit obligations                 125        134       131           61        56         46
Amortization of net deferred amounts                            39         --        88          112        39         32
                                                              ----       ----      ----         ----      ----       ----
     Total                                                    $ 73       $ 87      $ 98         $ 32       $12        $ 9
                                                              ====       ====      ====         ====      ====       ====

The assumed long-term return on plan assets for U.S. plans was 9% for 1993, 1992 and 1991; for non-U.S. plans the weighted average rate was 8.6% for 1993, 8.5% for 1992 and 8.7% for 1991.

Funded Status of Pension Plans
                                                                                   United States Plans
                                                   -------------------------------------------------------------------------------
                                                                   1993                                        1992
                                                   ----------------------------------         ------------------------------------
                                                   Assets Exceed          Accumulated         Assets Exceed            Accumulated
                                                     Accumulated             Benefits           Accumulated               Benefits
As of December 31 (Millions of dollars)                 Benefits        Exceed Assets              Benefits          Exceed Assets
- ----------------------------------------------------------------------------------------------------------------------------------
Present value of the estimated pension
      benefits to be paid in the future

   Vested benefits                                       $(1,302)                $(47)              $(1,169)                  $(47)
   Nonvested benefits                                       (100)                  (3)                 (110)                    (3)
                                                         -------                 ----               -------                   ----
         Accumulated benefit obligations                  (1,402)                 (50)               (1,279)                   (50)

   Effect of projected future salary
      increases                                             (467)                 (16)                 (441)                   (15)
                                                         -------                 ----               -------                   ----
         Total projected benefit obligations              (1,869)                 (66)               (1,720)                   (65)
                                                         -------                 ----               -------                   ----
Amount of assets available for benefits

   Funded assets of the plans, at fair value               1,513                   --                 1,429                     --
   Net pension liability (asset) recorded on
       Texaco's Consolidated Balance Sheet                   128                   50                   184                     34
                                                         -------                 ----               -------                   ----
         Total assets                                      1,641                   50                 1,613                     34
                                                         -------                 ----               -------                   ----
Assets in excess of (less than)
       projected benefit obligations(1)                  $  (228)                $(16)              $  (107)                  $(31)
                                                         =======                 ====               =======                   ====

(1)Consisting of:
   Net transition asset (liability) not yet
       recognized                                        $    75                 $(17)              $    91                   $(20)
   Unrecognized cost of retroactive benefits
       granted by a plan amendment                           (54)                  (8)                  (46)                    (9)
   Effect of changes in assumptions and
       differences between actual and
       estimated experience                                 (249)                   9                  (152)                    (2)
                                                         -------                 ----               -------                   ----
         Total                                           $  (228)                $(16)              $  (107)                  $(31)
                                                         =======                 ====               =======                   ====

                                                                                   Non-U.S. Plans
                                                   -------------------------------------------------------------------------------
                                                                   1993                                        1992
                                                   ----------------------------------         ------------------------------------
                                                   Assets Exceed          Accumulated         Assets Exceed            Accumulated
                                                     Accumulated             Benefits           Accumulated               Benefits
As of December 31 (Millions of dollars)                 Benefits        Exceed Assets              Benefits          Exceed Assets
- ----------------------------------------------------------------------------------------------------------------------------------
Present value of the estimated pension
      benefits to be paid in the future

   Vested benefits                                         $(344)               $(199)                $(238)                 $(177)
   Nonvested benefits                                        (19)                 (19)                  (16)                    (6)
                                                           -----                -----                 -----                   ----
         Accumulated benefit obligations                    (363)                (218)                 (254)                  (183)
   Effect of projected future salary
      increases                                              (54)                 (29)                  (56)                   (50)
                                                           -----                -----                 -----                   ----
         Total projected benefit obligations                (417)                (247)                 (310)                  (233)
                                                           -----                -----                 -----                   ----
Amount of assets available for benefits

   Funded assets of the plans, at fair value                 696                   --                   611                     --
   Net pension liability (asset) recorded on
       Texaco's Consolidated Balance Sheet                  (237)                 218                  (202)                   183
                                                           -----                 ----                 -----                   ----
         Total assets                                        459                  218                   409                    183
                                                           -----                -----                 -----                   ----
Assets in excess of (less than)
       projected benefit obligations(1)                    $  42                $ (29)                $  99                   $(50)
                                                           =====                =====                 =====                   ====

(1)Consisting of:
   Net transition asset (liability) not yet
       recognized                                          $  92                $ (23)                $ 110                   $(23)
   Unrecognized cost of retroactive benefits
       granted by a plan amendment                           (32)                  (7)                  (14)                   (17)
   Effect of changes in assumptions and
       differences between actual and
       estimated experience                                  (18)                   1                     3                    (10)
                                                           -----                -----                 -----                   ----
         Total                                             $  42                $ (29)                $  99                   $(50)
                                                           =====                =====                 =====                   ====


Weighted Average Rate Assumptions Used in Estimating Pension Benefit Obligations
                                                                               United States Plans                 Non-U.S. Plans
                                                                         ----------------------------           ------------------
                                                                               1993              1992             1993        1992
- -----------------------------------------------------------------------------------------------------           ------------------
Discount rate                                                                   7.0%              7.8%            10.6%       12.8%
Rate of increase in compensation levels                                         4.8%              5.0%             7.0%       11.2%
                                                                                ====              ====            =====       =====

                        Texaco Inc. 1993 Annual Report to Stockholders page 49.


Notes to Consolidated Financial Statements continued

Other Postretirement Benefits

Texaco sponsors postretirement plans primarily in the U.S. that provide health care and life insurance for retirees and eligible dependents. The company's U.S. health insurance obligation is its fixed dollar contribution. The plans are unfunded, and the costs are shared by the company and its employees and retirees.
    Effective January 1, 1992, the company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other
Than Pensions" using the immediate recognition method for the cumulative effect. This Standard requires companies to accrue for the cost of such benefits over the service lives of employees. For Texaco, this Standard primarily applies to the cost of life insurance and health insurance in the U.S. The company's previous practice was to expense these costs on a pay-as-you-go basis.
    The determination of the company's obligation is based on the terms of the life and health insurance plans, along with applicable actuarial assumptions. The company continues to fund these benefit costs on a pay-as-you-go basis, with retirees paying the excess over the company's fixed dollar contribution for health insurance. For employees who retire from Texaco between age 55 and 65, most will be eligible to receive health care benefits, similar to those available to active employees, as well as life insurance benefits. The company's cost to provide these postretirement benefits for health insurance is currently equal to the company's cost for an active employee. After attain-ing age 65, the retirees' health care coverage is coordinated with available Medicare benefits.
    The trend rates used for the purpose of estimating those costs reflect the expected increase in general U.S. health care inflation as measured by the health-care cost component of the U.S. Consumer Price Index. For retirees between age 55 and 65, the assumed rate of increase in the fixed dollar contribution for health-care benefits was 6.7% in 1993. The rate of increase in the fixed dollar contribution is expected to rise to 8.5% in 1996 and then decrease to an ultimate rate of 4.5% in the year 2002, at which time the company expects general U.S. health care infla-tion to increase at a rate approximating general inflation. The fixed dollar contribution for retirees 65 and older is assumed to increase by 4.5% per year. The fixed dollar contributions derived from these assumptions do not necessarily represent an obligation of the company.
    Assuming a 1% increase in the annual rate of increase in the fixed dollar contribution for health insurance, the accumu-lated postretirement benefit obligation and annual expense would increase by approximately $58 million and $8 million, respectively.
    Certain of the company's non-U.S. subsidiaries have post-retirement benefit plans. However, most retirees outside the U.S. are covered by government sponsored and administered programs, the cost of which is not significant to the company.
The total worldwide expense for all postretirement plans of Texaco, including the smaller non-U.S. plans was $76 million in 1993, $78 million in 1992 and $43 million in 1991. The amount for 1991 was accounted for under the pay-as-you-go method.
    The following tables provide information on the status of the principal postretirement plans:

Components of Other Postretirement Benefit Expense
                                                                                1993                             1992
                                                             ------------------------------------   ------------------------------
                                                                    Health         Life             Health          Life
Millions of dollars                                                   Care    Insurance     Total     Care     Insurance     Total
- ----------------------------------------------------------------------------------------------------------------------------------
Benefits earned during the year                                       $ 13         $  4      $ 17     $ 12          $  5      $ 17
Interest cost on accumulated postretirement benefit obligations         40           19        59       41            20        61
                                                                      ----         ----      ----     ----          ----      ----
     Total                                                            $ 53         $ 23      $ 76     $ 53          $ 25      $ 78
                                                                      ====         ====      ====     ====          ====      ====

Funded Status of Other Postretirement Plans
                                                                                1993                             1992
                                                             ------------------------------------   ------------------------------
                                                                    Health         Life             Health          Life
Millions of dollars                                                   Care    Insurance     Total     Care     Insurance     Total
- ----------------------------------------------------------------------------------------------------------------------------------
Accumulated unfunded postretirement benefit obligations
   Retirees                                                           $250         $208      $458     $279          $193      $472
   Fully eligible active participants                                   57           26        83       68            30        98
   Other active plan participants                                      172           51       223      169            54       223
                                                                      ----         ----      ----     ----          ----      ----
      Total accumulated unfunded postretirement benefit
          obligations                                                  479          285       764      516           277       793
Unrecognized net gain (loss)                                            35            7        42      (24)            3       (21)
                                                                      ----         ----      ----     ----          ----      ----
Net other postretirement benefit liability recorded on Texaco's
   Consolidated Balance Sheet                                         $514         $292      $806     $492          $280      $772
                                                                      ====         ====      ====     ====          ====      ====

Weighted Average Rate Assumptions Used in Estimating Other Postretirement Benefit Obligations
                                                                                                                   1993       1992
- ----------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                                                                       7.7%       8.3%
Rate of increase in compensation levels                                                                             4.8%       5.0%
                                                                                                                    ===        ===

                        Texaco Inc. 1993 Annual Report to Stockholders page 50.

Note 15. Stock
Incentive Plan

Under the company's stock incentive plan (the Plan) approved by stockholders, among the awards that may be granted to exec-utives and certain key employees are stock options, with or without stock appreciation rights, and restricted stock. The total number of shares available each year for issuance under the Plan through December 31, 2002 is eight-tenths of one percent (0.8%) of the aggregate number of shares of common stock issued and outstanding on December 31 of the previous year, adjusted for certain plan activity. Shares not issued in the current year are available for future grant. The option price per share cannot be less than the fair market value of a share of common stock on the date granted unless adjusted as provided in the Plan. At December 31, 1993, there were available for awards during 1994, 1,824,282 shares, of which 1,243,873 shares were available to all participants and 580,409 shares were available to those partici-pants who are not officers or directors. At December 31, 1992, 1,578,445 shares were available for future grant.
    Stock options granted under the Plan extend for 10 years from the date of grant and become 50% exercisable on the first anniversary. These options are fully exercisable on the second anniversary, except for the January 1990 awards, which became fully exercisable on the fourth anniversary of the award.
    The Plan permits the company to grant restored options to a participant in the Plan who has previously been granted stock options. This feature enables a participant, who exercises an option by exchanging previously acquired common stock or who has shares withheld by the company to satisfy tax withholding obligations, to receive new options, exercisable at the then mar-ket value, for the same number of shares as were exchanged or withheld. Under existing regulations, restored options are fully exercisable six months after the date of grant.
    Option activity during 1993 and 1992 is summarized in the following table:

                                                         Price Range
Stock Options                    1993         1992         Per Share
- --------------------------------------------------------------------
Outstanding January 1       2,651,746    1,997,467     $46.78--66.19
Granted                       776,375      704,800      57.94--63.69
Canceled                           --       (2,200)            61.44
Exercised                    (831,869)    (599,180)     46.78--64.38
Restored                      772,697      550,859      57.44--69.25
Outstanding
   December 31              3,368,949    2,651,746      46.78--69.25
Exercisable
   December 31              1,394,718    1,167,301      46.78--66.19
                            =========    =========     =============


Note 16. Other
Financial Information

Environmental Reserves

Texaco Inc. and subsidiary companies have financial reserves relating to environmental remediation programs which the company believes are sufficient for known requirements. At
December 31, 1993, reserves for future environmental remedia-tion costs amounted to $782 million and reserves relative to the future cost of restoring and abandoning existing oil and gas prop-erties were $803 million. Texaco's significant affiliates also have recorded reserves for environmental remediation and restoration and abandonment costs.
    Texaco makes every effort to remain in full compliance with existing governmental regulations. It is likely that changes in governmental regulations and/or Texaco's re-evaluation of its pro-grams will result in additional future costs. However, it is not believed that such future costs will be material to the company's financial position nor to its operating results over any reasonable period of time. It is assumed that any mandated future costs would be recoverable in the marketplace, since all companies within the industry would be facing similar requirements.

Interest Paid and Interest Expense Capitalized

Interest paid, net of amounts capitalized, amounted to $439 million in 1993, $481 million in 1992 and $564 million in 1991.
    Interest expense capitalized as part of properties, plant and equipment was $49 million in 1993, $88 million in 1992 and $66 million in 1991.

Sale of Receivables

At December 31, 1993 the company had a third-party accounts receivable agreement under which it has the right to sell approxi-mately $400 million of accounts receivable on a continuing basis subject to limited recourse. Receivables sold under such facilities totaled approximately $1.1 billion during 1993 and approximately $1.4 billion during 1992. At December 31, 1993, no receivables sold remained uncollected. At December 31, 1992, $400 million of receivables sold remained uncollected.

Preferred Stock of Subsidiary Companies

On October 8, 1993, MVP Production Inc., a producing subsidiary, issued variable rate cumulative preferred stock in a private place-ment for an aggregate purchase price of $75 million. The shares have voting rights in the subsidiary and are redeemable on September 30, 2003.
    On November 3, 1993, Texaco Capital LLC, a finance sub-sidiary, issued 14 million shares of Cumulative Guaranteed
Monthly Income Preferred Shares (MIPS), Series A, in a public offering, for an aggregate purchase price of $350 million.
    The dividend rate for the MIPS is 6 7/8% per annum. The payment of dividends and payments on liquidation or redemp-tion with respect to the MIPS are guaranteed by Texaco Inc. Dividends on the MIPS are paid monthly commencing November
30, 1993. During 1993, cash dividends on the MIPS totaled $4 mil-lion ($.27 per share).
    The MIPS are redeemable, at the option of Texaco Capital
LLC (with Texaco Inc.'s consent) in whole or in part from time to time, at $25 per share on or after October 31, 1998, plus, in each case, accrued and unpaid dividends to the date fixed for redemp-tion. In addition, under certain circumstances, Texaco Capital
LLC (with Texaco Inc.'s consent) can redeem the MIPS at any time, in whole or in part, at $25 per share plus accrued unpaid dividends.
    The MIPS are non-voting, except under certain limited circumstances.

                        Texaco Inc. 1993 Annual Report to Stockholders page 51.


Notes to Consolidated Financial Statements continued


Note 17. Financial
Instruments and
Commitments

In the normal course of its business, the company utilizes various types of financial instruments. These instruments include recorded assets and liabilities, and also items which principally involve off-balance sheet risk. The company has adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity
Securities", as of December 31, 1993. The required disclosures for investments in debt securities and in equity securities with readily determinable fair values are included below:

Financial Assets and Liabilities

Cash and cash equivalents--Fair value approximates cost as reflected in the Consolidated Balance Sheet at December 31, 1993 and 1992 because of the short-term maturities of these instru-ments. Cash equivalents are classified as held-to-maturity. The amortized cost of cash equivalents was as follows:

As of December 31, 1993 (Millions of dollars)
- ----------------------------------------------------------------------------
Time deposits and certificates of deposit                               $108
Commercial paper and other                                               140
                                                                        ----
                                                                        $248

Short-term and long-term investments--Fair value is primarily based on quoted market prices and valuation statements obtained from major financial institutions. Information concerning invest-ments held at December 31, 1993 in short-term and long-term debt securities and in publicly-traded equity securities is shown in the tables that follow. These investments are classified as available-for-sale.

                                                   Amortized       Estimated
As of December 31, 1993 (Millions of dollars)           Cost      Fair Value
- ----------------------------------------------------------------------------
U.S. government securities                              $213            $212
Foreign government securities                            250             250
Corporate and other debt securities                      174             176
Equity securities                                         22             109
                                                        ----            ----
                                                        $659            $747


For the above items at year-end 1993, there were gross unrealized gains of $91 million, primarily related to equity securities, and gross unrealized losses of $3 million.
    Debt securities in the preceding table had the following scheduled maturities:

                                                   Amortized       Estimated
As of December 31, 1993 (Millions of dollars)           Cost      Fair Value
- ----------------------------------------------------------------------------
Due in one year or less                                 $ 47            $ 48
Due after one year through five years                    300             297
Due after five years                                     290             293
                                                        ----            ----
                                                        $637            $638

The estimated fair value of other long-term investments not included above, for which it is practicable to estimate fair value, approximated the December 31, 1993 carrying value of $97 million.
    At December 31, 1992, the estimated fair value of short-term and long-term investments, for which it is practicable to estimate fair value, was $720 million compared with a carrying value of $664 million.

Notes payable and commercial paper--Fair value approximates car-rying amounts as reflected in the Consolidated Balance Sheet at December 31, 1993 and 1992 because of the short-term maturities of these instruments.

Long-term debt, including debt due within one year--Fair value is primarily based on quoted market prices, as well as borrowing rates currently available to the company for bank loans with simi-lar terms and maturities. The fair value of long-term debt, includ-ing debt due within one year, at December 31, 1993 and 1992 was $5.9 billion and $5.1 billion, respectively, compared with carrying values of $5.3 billion and $4.8 billion.

Other Financial Instruments

In the normal course of its business, the company enters into financial instrument transactions with off-balance sheet risk in order to hedge its exposure to market risk regarding petroleum prices, currency translations and interest rates.

Petroleum Futures, Forwards and Derivative Products--Contracts to hedge petroleum prices which are required to be settled in cash were immaterial at December 31, 1993 and 1992.

Forward Exchange Contracts--At December 31, 1993 and 1992, the company had outstanding $216 million and $321 million, respec-tively, of forward exchange contracts to purchase and sell foreign currency. The exposure to credit risk is minimal since the counter-parties are major financial institutions. The company does not anticipate nonperformance by any of the multiple counterparties.
The market risk exposure is essentially limited to risk related to currency rate movements. Outstanding forward exchange con-tracts are marked to market on a monthly basis using the month-end spot rate. The gains or losses arising from these contracts are applied to offset exchange gains or losses on related hedged assets, liabilities or future commitments. Unrealized gains or losses at December 31, 1993 and 1992 were not material.

Interest Rate Swaps--The company has outstanding interest rate swaps of various maturities with multiple major financial institu-tions to help manage the interest rate exposure associated with the company's debt portfolio. At December 31, 1993 and 1992, the aggregate notional principal amounts were $1,532 million and $840 million, respectively. Notional amounts do not represent cash flow and are not subject to credit risk. Credit and market risk exposures are limited to the net interest differentials. The interest differentials are reflected in interest expense as a hedge of interest on outstand-ing debt. The fair value of the swaps is the estimated amount that would be received or paid to terminate the agreements at year end, taking into account current interest rates and the current credit-worthiness of the swap counterparties. At year-end 1993, the fair value of outstanding swaps was immaterial. The fair value at December 31, 1992 would have been a payable of $49 million. This amount did not reflect unamortized realized gains of approxi-mately $22 million on terminated interest rate swaps which are being amortized over the life of the associated outstanding debt.

Financial Guarantees

The company has guaranteed the payment of certain debt and other obligations of third parties and affiliates. These guarantees totaled $154 million and $153 million at December 31, 1993 and 1992, respectively.
    Exposure to credit risk in the event of non-payment by the obligors is represented by the contractual amount of these instru-ments. No loss is anticipated under these guarantees.

                        Texaco Inc. 1993 Annual Report to Stockholders page 52.

Throughput Agreements

Texaco Inc. and certain of its subsidiary companies have entered into certain long-term agreements wherein they have committed either to ship through affiliated pipeline companies and an offshore oil port, or to refine at an affiliated refining company a sufficient volume of crude oil or petroleum products to enable these affili-ated companies to meet a specified portion of their individual debt obligations, or, in lieu thereof, to advance sufficient funds to enable these affiliated companies to meet these obligations. Additionally, Texaco has entered into long-term purchase commitments with third parties for take or pay gas transportation. The company's maximum exposure to loss was $765 million and $348 million at December 31, 1993 and 1992, respectively.
    However, based on Texaco's right of counterclaim against third parties in the event of nonperformance, Texaco's net exposure was approximately $590 million and $313 million at December 31, 1993 and 1992, respectively.

    No losses are anticipated as a result of the above obligations.

Other Commitments

At December 31, 1993, $425 million of preferred stock of sub-sidiaries was owned by minority holders. Such amount is reflected in minority interest in subsidiary companies in the Consolidated Balance Sheet. At present, Texaco is required to redeem $75 million in 2003 and $350 million in 2043. The company has the ability to extend the required redemption date for the $350 million beyond 2043. Such preferred stock requires annual dividend pay-ments of approximately $27 million.


Note 18. Contingent
Liabilities

Internal Revenue Service Claims

During 1989, Texaco commenced an action in the United States
Tax Court (Tax Court), to challenge certain claimed increases in the company's 1979-1982 Federal income tax liability. The com-pany's action contested, among other items, an Internal Revenue Service (IRS) claim that during the 1979-1981 years, Texaco should be taxed as if it had resold Saudi crude oil at prices higher than those mandated by the Saudi Arab Government (Aramco
Advantage issue).
    On December 22, 1993, the Tax Court issued an opinion upholding the company's position on the Aramco Advantage issue. The Tax Court held that the IRS was barred from taxing the company on income never received, and which could only have been received by violating Saudi law. Finding that the Saudi Arab Government's mandate represented the sovereign law of that country, the Tax Court determined that the company was required to comply with the Saudi Arab Government's mandate and did in fact observe it.
    The IRS has not indicated whether it will appeal the deci-sion, and need not do so until the two remaining issues in the case, involving the taxation of crude processed at Caltex' Bahrain refinery and sales of crude oil in the Far East, have been tried and decided by the Tax Court or otherwise resolved.
    In March 1988, prior to the commencent of the Tax Court action, the company, as a condition of its emergence from Chapter 11 proceedings, agreed to make certain cash deposits with the IRS in contemplation of potential tax claims (Deposit
Fund). From time to time, the company has applied Deposit Fund amounts to final liabilities agreed upon by the company and the IRS for income tax and windfall profit tax years of Texaco and Getty not involved in the Tax Court litigation. A portion of the Deposit Fund also will be applied to issues settled without trial in the 1979-1982 litigation years. After satisfaction of all liabilities associated with presently settled issues, it is anticipated that approximately $700 million will remain in the Deposit Fund and continue to accrue interest.
    If the company ultimately prevails on the two remaining issues in the Tax Court and the Aramco Advantage issue, the amount remaining in the Deposit Fund will be refunded to the company, with interest. The company believes that even if the remaining two issues in the Tax Court are resolved in whole or part adversely to the company, a substantial portion of the amount remaining in the Deposit Fund will be available for refund, assuming continued success on the Aramco
Advantage issue.

    In the company's opinion, while it is impossible to ascer-tain the ultimate legal and financial liability with respect to the above-mentioned and other contingent liabilities and commit-ments, including lawsuits, claims, guarantees, taxes and regula-tions, the aggregate amount of such liability in excess of financial reserves, together with deposits and prepayments made against disputed tax claims, is not anticipated to be materially important in relation to the consolidated financial position or results of operations of Texaco Inc. and its subsidiaries.

Note 19.
Settlement of
Louisiana Royalties
Issues

On February 22, 1994, the U.S. District Court for the Middle District of Louisiana approved a global settlement of the suit which had been initiated in 1987, in which the State of Louisiana had sought payment of alleged underpaid royalties on State gas leases, interest, cancellation of the leases, double royalties and attorneys' fees. The settlement, for which sufficient financial reserves had been established, provides for payments by Texaco totaling $250 million, $150 million of which will be paid on February 28, 1994, and two $50 million payments to be made over the next two years. Texaco also agreed to cause $152 million to be spent over the next five years on activity and investment affecting state-owned oil and gas properties in which Texaco has interests. Texaco and the State exchanged comprehensive releases of all pending and related claims.


                        Texaco Inc. 1993 Annual Report to Stockholders page 53.


Notes to Consolidated Financial Statements continued


Note 20.
Financial Data by
Geographic Area

Texaco Inc. and its subsidiary companies, together with affiliates, represent a vertically integrated enterprise principally engaged in the worldwide exploration for and production, transportation, refining and marketing of crude oil, natural gas and petroleum products, as well as nonpetroleum operations such as insurance and alternate energy activities. Intergeographic sales and services shown are based on prices which are generally representative of market prices or arm's-length negotiated prices.
    Operating profit represents total sales and services as shown on the Statement of Consolidated Income less operating costs and expenses, net of income taxes. Corporate/nonoperating includes interest income and expense, dividends, general corporate expenses and other nonoperating items, net of income taxes. Equity in income or losses of partnership joint-venture companies is reflected net of taxes, since this income is directly taxable to Texaco.
    Identifiable assets are those from continuing operations which can be directly identified or associated with operations which have been geographically segregated. Net assets of discon-tinued operations (see Note 3) for the year 1993 and identifiable assets of discontinued operations for the years 1992 and 1991 are reflected in corporate/nonoperating to conform to the presentation of net income (loss) from discontinued operations. Investments in affiliates pertain to those affiliates which are accounted for on the equity method. Investments in affiliates relating to discontinued operations are reflected in corporate/ nonoperating. Corporate assets include cash and cash invest-ments, as well as receivables, properties, plant and equipment and other assets which are corporate in nature.

                                                                           Other                Other
                                                              United     Western              Eastern     Corporate/
                  Millions of dollars                         States  Hemisphere   Europe  Hemisphere  Nonoperating*  Consolidated
- ----------------------------------------------------------------------------------------------------------------------------------
Year 1993         Sales and services
                     Outside                                 $17,417      $4,245  $ 8,416      $3,167       $   --         $33,245
                     Intergeographic                             289         241      725          43         (1,298)           --
                                                             -------      ------  -------      ------       --------       -------
                     Total sales and services                $17,706      $4,486  $ 9,141      $3,210       $ (1,298)      $33,245
                                                             -------      ------  -------      ------       --------       -------
                  Net income (loss)
                     Operating profit                        $   562      $  107  $   245      $   24       $     --       $   938
                     Equity in income of affiliates              146           8        8         368             --           530
                     Corporate/nonoperating                       --          --       --          --           (209)         (209)
                                                             -------      ------  -------      ------       --------       -------
                     Net income (loss) before discontinued
                       operations                                708         115      253         392           (209)        1,259
                     Discontinued operations                      --          --       --          --           (191)         (191)
                                                             -------      ------  -------      ------       --------       -------
                     Total net income (loss)                 $   708      $  115  $   253      $  392       $   (400)      $ 1,068
                                                             -------      ------  -------      ------       --------       -------
                  Identifiable assets                        $12,603      $1,435  $ 4,556      $1,107       $     --       $19,701
                  Net assets of discontinued operations           --          --       --          --          1,180         1,180
                  Investments in affiliates                    1,171          29      388       2,153             --         3,741
                  Corporate assets                                --          --       --          --          2,004         2,004
                                                             -------      ------  -------      ------       --------       -------
                     Total assets                            $13,774      $1,464  $ 4,944      $3,260       $  3,184       $26,626
                                                             =======      ======  =======      ======       ========       =======
Year 1992         Sales and services
                     Outside                                 $18,651      $4,023  $ 9,295      $3,718       $     --       $35,687
                     Intergeographic                             223         233      695         152         (1,303)           --
                                                             -------      ------  -------      ------       --------       -------
                     Total sales and services                $18,874      $4,256  $ 9,990      $3,870       $ (1,303)      $35,687
                                                             -------      ------  -------      ------       --------       -------
                  Net income (loss)
                     Operating profit (loss)                 $   714      $  (39) $   300      $   66       $     --       $ 1,041
                     Equity in income of affiliates               95           8       22         341             --           466
                     Corporate/nonoperating                       --          --       --          --           (469)         (469)
                                                             -------      ------  -------      ------       --------       -------
                     Net income (loss) before discontinued
                       operations and cumulative effect of
                       accounting changes                        809         (31)     322         407           (469)        1,038
                     Discontinued operations                      --          --       --          --            (26)          (26)
                     Cumulative effect of accounting changes      --          --       --          --           (300)         (300)
                                                             -------      ------  -------      ------       --------       -------
                     Total net income (loss)                 $   809      $  (31) $   322      $  407       $   (795)      $   712
                                                             -------      ------  -------      ------       --------       -------
                  Identifiable assets                        $12,596      $1,452  $ 4,093      $1,147       $     --       $19,288
                  Identifiable assets of discontinued
                     operations                                   --          --       --          --          1,409         1,409
                  Investments in affiliates                    1,128          29      387       1,921              3         3,468
                  Corporate assets                                --          --       --          --          1,827         1,827
                                                             -------      ------  -------      ------       --------       -------
                     Total assets                            $13,724      $1,481  $ 4,480      $3,068       $  3,239       $25,992
                                                             =======      ======  =======      ======       ========       =======
Year 1991         Sales and services
                     Outside                                 $19,698      $3,868  $ 9,429      $3,117       $     --       $36,112
                     Intergeographic                             501          65      770         127         (1,463)           --
                                                             -------      ------  -------      ------       --------       -------
                     Total sales and services                $20,199      $3,933  $10,199      $3,244       $ (1,463)      $36,112
                                                             -------      ------  -------      ------       --------       -------
                  Net income (loss)
                     Operating profit                        $   614      $  173  $   343      $   71       $     --       $ 1,201
                     Equity in income of affiliates              158           5       17         428             --           608
                     Corporate/nonoperating                       --          --       --          --           (517)         (517)
                                                             -------      ------  -------      ------       --------       -------
                     Net income (loss) before discontinued
                       operations                                772         178      360         499           (517)        1,292
                     Discontinued operations                      --          --       --          --              2             2
                                                             -------      ------  -------      ------       --------       -------
                     Total net income (loss)                 $   772      $  178  $   360      $  499       $   (515)      $ 1,294
                                                             -------      ------  -------      ------       --------       -------
                  Identifiable assets                        $13,062      $1,533  $ 3,966      $1,050       $     --       $19,611
                  Identifiable assets of discontinued
                     operations                                   --          --       --          --          1,326         1,326
                  Investments in affiliates                    1,183          29      366       1,748              3         3,329
                  Corporate assets                                --          --       --          --          1,916         1,916
                                                             -------      ------  -------      ------       --------       -------
                     Total assets                            $14,245      $1,562  $ 4,332      $2,798       $  3,245       $26,182
                                                             =======      ======  =======      ======       ========       =======

*Includes intergeographic sales and services eliminations.

                        Texaco Inc. 1993 Annual Report to Stockholders page 54.


Report of Management

The consolidated financial statements are the responsibility of the management of Texaco Inc. They were prepared in accordance with generally accepted accounting principles and are, in part, based on certain estimates and judgments, as required. Other information con-tained in this Annual Report is presented on a basis consistent with the financial statements.

To meet these responsibilities, it is Texaco's long-established cor-porate policy to maintain a control conscious environment and an effective internal control system throughout its worldwide operations. Included in this system are Corporate Conduct Guidelines which require that all employees maintain the highest level of ethical standards. The internal control system provides reasonable assurance that assets are safeguarded and that financial records are accurately and objectively maintained, thus serving as a reliable basis for the preparation of financial statements. This system is augmented by written policies and procedures and an organizational structure that provides for an appropriate division of responsibility. Management personnel are required to formally certify each year that an effective internal control system is maintained. The internal controls are complemented by Texaco's internal auditors who conduct regular and extensive in-ternal audits throughout the company. In addition, the independent public accounting firm of Arthur Andersen & Co. is engaged to provide an objective, independent audit of the company's financial state-ments. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, which included obtaining a sufficient understanding of the company's internal con-trols to plan their audit and determine the nature, timing and extent of audit tests to be performed. The appointment of the independent auditors is presented to the stockholders for approval at each Annual Meeting of the Stockholders.

The Board of Directors of Texaco Inc. maintains an Audit Committee which has been in place since 1939. This Committee, currently com-prised of five non-employee Directors, met two times in 1993. Depending on the nature of the matters under review, the independent auditors, as well as certain officers and employees of the company, may attend all or part of a meeting. The Committee reviews and evaluates the company's accounting policies and reporting practices, internal auditing, internal controls, security procedures and other matters deemed appropriate. The Audit Committee also reviews the performance of Arthur Andersen & Co. in their audit of Texaco's financial statements and evaluates their independence and pro-fessional competence, as well as the scope of their audit. Both the internal and independent auditors have unrestricted access to the Audit Committee to discuss the results of their audits and the quality of the company's financial reporting and internal control system.


(Alfred C. DeCrane Jr.)
Alfred C. DeCrane, Jr.
Chairman of the Board and Chief Executive Officer


(Allen J. Krowe)
Allen J. Krowe
Vice Chairman and Chief Financial Officer


(Patrick J. Lynch)
Patrick J. Lynch
Vice President and Comptroller

February 24, 1994

Report of Independent Public Accountants

ARTHUR ANDERSEN & CO.

To the Stockholders, Texaco Inc.:

We have audited the accompanying consolidated balance sheet of Texaco Inc. (a Delaware corporation) and subsidiary companies as of December 31, 1993 and 1992, and the related statements of consolidated income, retained earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These finan-cial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial state-ments based on our audits.

We conducted our audits in accordance with generally accepted audit-ing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reason-able basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texaco Inc. and subsidiary companies as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the Consolidated Financial Statements, effective January 1, 1992, the company changed its methods of accounting for income taxes and postretirement benefits other than pensions.

February 24, 1994
New York, N.Y.

(Arthur Andersen & Co.)


                        Texaco Inc. 1993 Annual Report to Stockholders page 55.


Supplemental Oil and Gas Information

The following information for Texaco Inc. and consolidated subsidiaries, as well as Texaco's equity in P.T. Caltex Pacific Indonesia (CPI), a 50%-owned affiliate operating in Other Eastern Hemisphere areas, is presented in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" (SFAS 69).

Estimated Proved Reserves

Volumes reported for proved liquid and gas reserves are based upon reasonable estimates. These estimates are consistent with current knowledge of the characteristics and production history of the reserves. Although they are based upon sound geological and engineering principles, by their very nature, such estimates are subject to upward and downward revision as additional informa-tion about producing fields and technology becomes available. Reported volumes include only such reserves as can reasonably be classified as proved. Net reserves represent the volumes esti-mated to be available after deduction of the royalty interests of others from gross reserves. In addition to reported reserves, Texaco has a large inventory of potential reserves that will add to the company's proved reserve base as future investments are made in exploration and development programs.
    CPI's estimated liquids reserves include volumes projected to be recovered as reimbursement for a portion of costs incurred. Accordingly, these volumes will fluctuate annually with the price of crude oil. CPI's natural gas production is all consumed in operations.
    Annually, Texaco Inc. provides information concerning oil and gas reserves to the U.S. Department of Energy and to certain governmental bodies. Such information is compatible with the information presented in this Annual Report.
    During 1993, reserve increases, including equity and exclud-ing purchases and sales, replaced 112% of worldwide combined oil and gas production. New fields, new sands, new plants, exten-sions, and improved recovery accounted for 67% of these reserve increases. During the three-year period 1991-1993, Texaco's reserve additions were 101% of worldwide production. During the five-year period 1989-1993, reserve additions were 106% of worldwide production.
    In the United States during 1993, extensions, discoveries, and other additions of liquids and natural gas mainly reflect volumes added from the Ewing Bank Block 873 offshore Louisiana and from drilling in Texas, Utah, Wyoming and offshore Louisiana.
New and planned CO2 and waterflood projects in Louisiana, New Mexico, and Texas also added reserves. Significant gas reserve volumes were added from the drilling at the Carthage and Brookeland fields in Texas where the productive limits were extended by exploiting 3D Seismic technology to enhance Texaco's resource base. Upward reserve revisions resulted mainly from improved performance at various fields in California, Louisiana, New Mexico and Texas. Liquids and natural gas reserves sales of minerals-in-place were principally comprised of numerous smaller economically marginal properties which did not fit into Texaco's business.
    Outside the United States during 1993, significant gas reserves were added in the offshore Trinidad Dolphin Field in the Other Western Hemisphere area. European liquid reserve increases reflect additional volumes at the Captain Field offshore in the United Kingdom sector of the North Sea. Other liquid reserve increases resulted from upward revisions arising from future additional development at the Tyra Field and improved recovery from utilizing horizontal drilling techniques at the Dan Field--both offshore in the Danish sector of the North Sea. Gas reserve additions mainly reflect volumes added from the Orwell Field offshore in the United Kingdom sector of the North Sea. Upward revisions to gas reserves reflect the agreement reached on a new gas sales contract through 2012 covering the Dan, Tyra, and Gorm Fields in the Danish sector of the North Sea. Affiliate liquid reserves in Indonesia increased due to improved recovery from steam flooding at the Duri Field and improved performance at the Minas Field which resulted in upward revisions.
    During 1994, Texaco expects that net production of natural gas will approximate 2,180 million cubic feet per day. This estimate is based upon past performance and on the assumption that such gas quantities can be produced under operating and economic conditions existing at December 31, 1993. Possible future changes in prices or world economic conditions were not factored into this estimate. These expected production volumes, together with normal related supply arrangements, are sufficient to meet anticipated delivery requirements under contractual arrangements. Texaco's proved natural gas reserves in the United States that are covered by long-term sales contracts were approxi-mately 42% in 1993, 37% in 1992 and 33% in 1991.


                        Texaco Inc. 1993 Annual Report to Stockholders page 56.


Estimated Net Proved Developed and Undeveloped Reserves
of Crude Oil
                                                       Texaco Inc. and Consolidated Subsidiaries                  Equity     Total
                                              ------------------------------------------------------------ --------------- -------
                                                                  Other                   Other                 Affiliate
                                                    United      Western                 Eastern            -Other Eastern
Millions of barrels                                 States   Hemisphere     Europe   Hemisphere  Worldwide     Hemisphere
- ----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1990                              1,399          129        219          380      2,127            395    2,522
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions           22            3         26           11         62              2       64
  Improved recovery                                     53           --          1           --         54              8       62
  Revisions of previous estimates                       26            1         21           25         73             36      109
  Purchases of minerals-in-place                        --            1         --           --          1             --        1
  Sales of minerals-in-place                            (6)          --         --           --         (6)            --       (6)
  Production                                          (135)         (34)       (28)         (20)      (217)           (44)    (261)
                                                     -----        -----      -----        -----      -----          -----    -----
As of December 31, 1991*                             1,359          100        239          396      2,094            397    2,491
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions           14            2          4           11         31             40       71
  Improved recovery                                     32           --         19           --         51             35       86
  Revisions of previous estimates                       37           (2)        19           17         71              4       75
  Purchases of minerals-in-place                        --            1         --           --          1             --        1
  Sales of minerals-in-place                           (10)          --         --           --        (10)            --      (10)
  Production                                          (127)         (16)       (25)         (30)      (198)           (44)    (242)
                                                     -----        -----      -----        -----      -----          -----    -----
As of December 31, 1992*                             1,305           85        256          394      2,040            432    2,472
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions           36            1         50            8         95              1       96
  Improved recovery                                     37           --          9           --         46             52       98
  Revisions of previous estimates                       37           (2)         3           14         52             18       70
  Purchases of minerals-in-place                         1           --         --           --          1             --        1
  Sales of minerals-in-place                           (15)          (3)        (5)          --        (23)            --      (23)
  Production                                          (123)          (7)       (28)         (36)      (194)           (47)    (241)
                                                     -----        -----      -----        -----      -----          -----    -----
As of December 31, 1993*                             1,278           74        285          380      2,017            456    2,473
                                                     =====        =====      =====        =====      =====          =====    =====

  *Includes net proved developed reserves
      As of December 31, 1991                        1,111           86        113          359      1,669            281    1,950
      As of December 31, 1992                        1,047           73        115          350      1,585            319    1,904

      As of December 31, 1993                          991           67        123          347      1,528            354    1,882
                                                     =====        =====      =====        =====      =====          =====    =====


                        Texaco Inc. 1993 Annual Report to Stockholders page 57.


Supplemental Oil and Gas Information
continued

Estimated Net Proved Developed and Undeveloped Reserves
of Natural Gas Liquids
                                                       Texaco Inc. and Consolidated Subsidiaries                  Equity     Total
                                              ------------------------------------------------------------ --------------- -------
                                                                  Other                   Other                 Affiliate
                                                    United      Western                 Eastern            -Other Eastern
Millions of barrels                                 States   Hemisphere     Europe   Hemisphere  Worldwide     Hemisphere
- ----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1990                                201           --         23           --        224              7      231
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions            4           --          3           --          7             --        7
  Revisions of previous estimates                       14           --          2           --         16             (1)      15
  Purchases of minerals-in-place                        --            1         --           --          1             --        1
  Production                                           (31)          --         (2)          --        (33)            (1)     (34)
                                                     -----        -----      -----        -----      -----          -----    -----
As of December 31, 1991*                               188            1         26           --        215              5      220
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions            4           --         --           --          4              1        5
  Improved recovery                                      1           --         --           --          1             --        1
  Revisions of previous estimates                       34            1          1           --         36             --       36
  Sales of minerals-in-place                            (1)          --         --           --         (1)            --       (1)
  Production                                           (31)          --         (2)          --        (33)            --      (33)
                                                     -----        -----      -----        -----      -----          -----    -----
As of December 31, 1992*                               195            2         25           --        222              6      228
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions            5           --         --           --          5             --        5
  Revisions of previous estimates                       15           (1)         3           --         17             (1)      16
  Sales of minerals-in-place                            (3)          --         --           --         (3)            --       (3)
  Production                                           (32)          --         (2)          --        (34)            --      (34)
                                                     -----        -----      -----        -----      -----          -----    -----
As of December 31, 1993*                               180            1         26           --        207              5      212
                                                     =====        =====      =====        =====      =====          =====    =====

  *Includes net proved developed reserves
      As of December 31, 1991                          184            1          9           --        194              4      198
      As of December 31, 1992                          189            1          8           --        198              5      203

      As of December 31, 1993                          174            1          7           --        182              5      187
                                                     =====        =====      =====        =====      =====          =====    =====
Grand total reserves
of crude oil and
natural gas liquids

As of December 31, 1991                              1,547          101        265          396      2,309            402    2,711
As of December 31, 1992                              1,500           87        281          394      2,262            438    2,700

As of December 31, 1993                              1,458           75        311          380      2,224            461    2,685
                                                     =====        =====      =====        =====      =====          =====    =====

Estimated Net Proved Developed and Undeveloped Reserves
of Natural Gas
                                                       Texaco Inc. and Consolidated Subsidiaries                  Equity     Total
                                              ------------------------------------------------------------ --------------- -------
                                                                  Other                   Other                 Affiliate
                                                    United      Western                 Eastern            -Other Eastern
Billions of cubic feet                              States   Hemisphere     Europe   Hemisphere  Worldwide     Hemisphere
- ----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1990                              4,849          588        477           84      5,998            140    6,138
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions          491            9        228            2        730             15      745
  Improved recovery                                      7           --         --           --          7             --        7
  Revisions of previous estimates                      160           54         26           --        240             10      250
  Purchases of minerals-in-place                         1           83         --           --         84             --       84
  Sales of minerals-in-place                           (89)          --        (37)          --       (126)            --     (126)
  Production                                          (722)         (51)       (30)          (2)      (805)           (16)    (821)
                                                     -----        -----      -----        -----      -----          -----    -----
As of December 31, 1991**                            4,697          683        664           84      6,128            149    6,277
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions          230           14          2            4        250             20      270
  Improved recovery                                     29           --          5           --         34              7       41
  Revisions of previous estimates                      332            5          3           (3)       337             (1)     336
  Purchases of minerals-in-place                         1           23         --           --         24             --       24
  Sales of minerals-in-place                           (91)         (15)        --           --       (106)            --     (106)
  Production                                          (672)         (55)       (26)          (2)      (755)           (17)    (772)
                                                     -----        -----      -----        -----      -----          -----    -----
As of December 31, 1992**                            4,526          655        648           83      5,912            158    6,070
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions          344          128        110            1        583             --      583
  Improved recovery                                     26            6          4           --         36             --       36
  Revisions of previous estimates                      257           --        149          (37)       369             --      369
  Purchases of minerals-in-place                         2            4         --            1          7             --        7
  Sales of minerals-in-place                          (174)         (14)        --           (1)      (189)            --     (189)
  Production                                          (652)         (57)       (36)          (3)      (748)           (18)    (766)
                                                     -----        -----      -----        -----      -----          -----    -----
As of December 31, 1993**                            4,329          722        875           44      5,970            140    6,110
                                                     =====        =====      =====        =====      =====          =====    =====

**Includes net proved developed reserves
     As of December 31, 1991                         4,325          497        234           73      5,129            134    5,263
     As of December 31, 1992                         4,064          589        216           74      4,943            150    5,093

     As of December 31, 1993                         3,971          575        362           41      4,949            128    5,077
                                                     =====        =====      =====        =====      =====          =====    =====


                        Texaco Inc. 1993 Annual Report to Stockholders page 58.

Capitalized Costs

Capitalized costs represent cumulative expenditures for proved and unproved properties and support equipment and facilities used in oil and gas exploration and producing operations together with related accumulated depreciation, depletion and amortization (in-cluding provisions for restoration and abandonment costs, net of such costs expended to date).

                                                       Texaco Inc. and Consolidated Subsidiaries                  Equity     Total
                                              ------------------------------------------------------------ --------------- -------
                                                                  Other                   Other                 Affiliate
                                                    United      Western                 Eastern            -Other Eastern
Millions of dollars                                 States   Hemisphere     Europe   Hemisphere  Worldwide     Hemisphere
- ----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1993
  Proved properties                                $18,442        $ 549     $3,232       $1,094    $23,317        $   694  $24,011
  Unproved properties                                  434           23        258           80        795            356    1,151
  Support equipment and facilities                     373           48        114           90        625            439    1,064
                                                   -------        -----     ------       ------    -------        -------  -------
    Gross capitalized costs                         19,249          620      3,604        1,264     24,737          1,489   26,226
  Accumulated depreciation,
    depletion and amortization                     (12,837)        (394)    (2,018)        (643)   (15,892)          (629) (16,521)
                                                   -------        -----     ------       ------    -------        -------  -------
    Net capitalized costs                          $ 6,412        $ 226     $1,586       $  621    $ 8,845        $   860  $ 9,705
                                                   =======        =====     ======       ======    =======        =======  =======
As of December 31, 1992
  Proved properties                                $18,779        $ 528     $3,059       $  967    $23,333        $   622  $23,955
  Unproved properties                                  510           31        246           79        866            330    1,196
  Support equipment and facilities                     399           72        112           76        659            414    1,073
                                                   -------        -----     ------       ------    -------        -------  -------
    Gross capitalized costs                         19,688          631      3,417        1,122     24,858          1,366   26,224
  Accumulated depreciation,
    depletion and amortization                     (12,836)        (378)    (2,012)        (645)   (15,871)          (567) (16,438)
                                                   -------        -----     ------       ------    -------        -------  -------
    Net capitalized costs                          $ 6,852        $ 253     $1,405       $  477    $ 8,987        $   799  $ 9,786
                                                   =======        =====     ======       ======    =======        =======  =======

Costs Incurred

Costs incurred represent amounts capitalized or charged against income as expended. Property acquisition costs include costs to purchase or lease proved and unproved properties. Exploration costs include the costs of geological and geophysical work, carrying and retaining undeveloped properties and drilling and equipping ex-ploratory wells. Development costs include expenditures to drill and equip development wells; to provide improved recovery systems; to construct facilities for extraction, treating, gathering and storing liquids and natural gas; and to maintain producing fac-ilities for existing developed reserves. Exploration and development costs include applicable depreciation of support equipment and fac-ilities used in those activities, rather than the expenditures to acquire such assets.

                                                       Texaco Inc. and Consolidated Subsidiaries                  Equity     Total
                                              ------------------------------------------------------------ --------------- -------
                                                                  Other                   Other                 Affiliate
                                                    United      Western                 Eastern            -Other Eastern
Millions of dollars                                 States   Hemisphere     Europe   Hemisphere  Worldwide     Hemisphere
- ----------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1993
  Proved property acquisition                       $   15         $  2       $ --         $  3     $   20           $ --   $   20
  Unproved property acquisition                         15            1         --            8         24             --       24
  Exploration                                          157            9        141          111        418             10      428
  Development                                          690           29        299          119      1,137            137    1,274
                                                    ------         ----       ----         ----     ------           ----   ------
    Total                                           $  877         $ 41       $440         $241     $1,599           $147   $1,746
                                                    ======         ====       ====         ====     ======           ====   ======
For the year ended December 31, 1992
  Proved property acquisition                       $    9         $  3       $ --         $ --     $   12           $ --   $   12
  Unproved property acquisition                         11           --         --            7         18             --       18
  Exploration                                          162           55         85          114        416              9      425
  Development                                          639           39        485           87      1,250            171    1,421
                                                    ------         ----       ----         ----     ------           ----   ------
    Total                                           $  821         $ 97       $570         $208     $1,696           $180   $1,876
                                                    ======         ====       ====         ====     ======           ====   ======
For the year ended December 31, 1991
  Proved property acquisition                       $   11         $ 39       $ --         $ --     $   50           $ --   $   50
  Unproved property acquisition                         20            6         --           --         26             --       26
  Exploration                                          193           69        213          123        598             11      609
  Development                                          782           54        397           66      1,299            164    1,463
                                                    ------         ----       ----         ----     ------           ----   ------
    Total                                           $1,006         $168       $610         $189     $1,973           $175   $2,148
                                                    ======         ====       ====         ====     ======           ====   ======


                        Texaco Inc. 1993 Annual Report to Stockholders page 59.


Supplemental Oil and Gas Information
continued

Results of Operations--Oil and Gas Exploration and Producing Activities

The results below solely relate to Texaco's exploration for and net production of liquids and natural gas. They exclude operating earnings related to the sale of purchased oil and gas, equity earnings of cer-tain affiliates, liquids and gas trading activity, general overhead, and miscellaneous operating income. Related estimated income tax ex-pense was computed by applying the statutory income tax rates, including state and local income taxes, to the pre-tax results of operations and reflects applicable credits and allowances.

                                                       Texaco Inc. and Consolidated Subsidiaries                  Equity     Total
                                              ------------------------------------------------------------ --------------- -------
                                                                  Other                   Other                 Affiliate
                                                    United      Western                 Eastern            -Other Eastern
Millions of dollars                                 States   Hemisphere     Europe   Hemisphere  Worldwide     Hemisphere
- ----------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1993
Gross revenues from:
  Sales and transfers to affiliates
    and to divisions and subsidiaries
    within Texaco                                   $2,945        $  --     $  184       $  457     $3,586          $ 486   $4,072
  Sales to unaffiliated entities                       464          130        350           98      1,042             23    1,065
Production costs                                    (1,203)         (50)      (252)        (205)    (1,710)          (146)  (1,856)
Exploration expenses                                  (102)         (13)       (76)         (92)      (283)            (9)    (292)
Depreciation, depletion and amortization              (967)         (28)      (164)         (93)    (1,252)           (64)  (1,316)
Other expenses                                        (213)         (11)        --          (21)      (245)            (4)    (249)
                                                    ------        -----     ------       ------     ------          -----   ------
Results before estimated income taxes                  924           28         42          144      1,138            286    1,424
Estimated income taxes                                (303)         (23)        (6)        (115)      (447)          (152)    (599)
                                                    ------        -----     ------       ------     ------          -----   ------
     Net results                                    $  621        $   5     $   36       $   29     $  691          $ 134   $  825
                                                    ======        =====     ======       ======     ======          =====   ======
For the year ended December 31, 1992
Gross revenues from:
  Sales and transfers to affiliates
     and to divisions and subsidiaries
     within Texaco                                  $3,136        $  55     $  151       $  495     $3,837          $ 536   $4,373
  Sales to unaffiliated entities                       440          167        389           12      1,008             19    1,027
Production costs                                    (1,281)         (87)      (261)        (173)    (1,802)          (138)  (1,940)
Exploration expenses                                  (107)         (55)       (73)        (102)      (337)            (8)    (345)
Depreciation, depletion and amortization              (975)         (41)      (104)         (72)    (1,192)           (53)  (1,245)
Other expenses                                        (244)         (26)        --          (22)      (292)           (20)    (312)
                                                    ------        -----     ------       ------     ------          -----   ------
Results before estimated income taxes                  969           13        102          138      1,222            336    1,558
Estimated income taxes                                (321)         (26)         2         (125)      (470)          (182)    (652)
                                                    ------        -----     ------       ------     ------          -----   ------
     Net results                                    $  648        $ (13)    $  104       $   13     $  752          $ 154   $  906
                                                    ======        =====     ======       ======     ======          =====   ======
For the year ended December 31, 1991
Gross revenues from:
  Sales and transfers to affiliates
     and to divisions and subsidiaries
     within Texaco                                  $3,315        $ 187     $  164       $  373     $4,039          $ 563   $4,602
  Sales to unaffiliated entities                       460          209        455           37      1,161             20    1,181
Production costs                                    (1,405)        (115)      (290)         (80)    (1,890)          (129)  (2,019)
Exploration expenses                                  (115)         (61)      (142)        (108)      (426)           (10)    (436)
Depreciation, depletion and amortization              (979)         (50)      (107)         (51)    (1,187)           (55)  (1,242)
Other expenses                                        (209)         (12)        (3)         (97)      (321)           (11)    (332)
                                                    ------        -----     ------       ------     ------          -----   ------
Results before estimated income taxes                1,067          158         77           74      1,376            378    1,754
Estimated income taxes                                (350)        (154)        15          (67)      (556)          (212)    (768)
                                                    ------        -----     ------       ------     ------          -----   ------
     Net results                                    $  717        $   4     $   92       $    7     $  820          $ 166   $  986
                                                    ======        =====     ======       ======     ======          =====   ======


                        Texaco Inc. 1993 Annual Report to Stockholders page 60.


Average Sales Prices and Production Costs--Per Unit

Average sales prices per unit are based upon the gross revenues reported in the Results of Operations--Oil and Gas Exploration and Producing Activities table. Average production costs per com-posite barrel includes related depreciation, depletion and amortization. It also includes cash lifting costs, excluding payments for royalties and income taxes. However, users of this information are cautioned that such income taxes and royalties substantially add to the total cost of producing operations and substantially reduce the profitability and cash flow from such operations.

                                                       Average sales prices
                         ----------------------------------------------------------------------------
                                      1993                      1992                     1991
                         -------------------------  ------------------------  -----------------------
                             Crude oil     Natural     Crude oil     Natural    Crude oil     Natural
                           and natural     gas per   and natural     gas per  and natural     gas per      Average production costs
                           gas liquids    thousand   gas liquids    thousand  gas liquids    thousand       (per composite barrel)
                            per barrel  cubic feet    per barrel  cubic feet   per barrel  cubic feet      1993      1992      1991
- -----------------------------------------------------------------------------------------------------------------------------------
United States                   $13.61       $2.07        $15.50       $1.73       $16.19       $1.54     $4.60     $4.77     $4.93
Other Western Hemisphere         11.11         .89         11.21         .78        10.33         .99      3.06      3.69      2.84
Europe                           16.06        2.33         18.69        2.36        19.48        2.19     10.11      8.56      8.27
Other Eastern Hemisphere         15.18        2.58         17.83        2.89        18.90        2.78      5.49      6.17      3.69
Affiliate--Other Eastern
 Hemisphere                      13.45          --         14.21          --        15.38          --      3.21      3.19      3.11
                                ======       =====        ======       =====       ======       =====     =====     =====     =====



Standardized Measure of Discounted Future Net Cash Flows

The following table shows estimated future net cash flows from future production of net developed and undeveloped reserves of crude oil, natural gas liquids and natural gas; therefore, re-serves exclude the royalty interests of others. As prescribed by SFAS 69, such future net cash flows were estimated using year-end prices, costs, and tax rates, and, a 10% annual discount factor.
Future production costs are based upon current year costs used uniformly throughout the life of the reserves. Future development costs include restoration and abandonment costs, net of residual salvage value. Estimated future income taxes were computed by applying the statutory income tax rates, including state and local taxes, to the future pre-tax net cash flows less appropriate tax de-ductions, giving effect to tax credits. Effective tax rates were used for certain foreign areas.
     Texaco is presenting this information in accordance with the requirements of SFAS 69 and has exercised all due care in develop-ing the data. It is necessary to caution investors and other users of the information to avoid its simplistic use. While the intent of this disclosure is to provide a common benchmark to help financial statement users project future cash flows and compare companies, users should note the following: data in this table excludes the effect of future changes in prices, costs, and tax rates which past experience indicates will occur. Such future changes could signifi-cantly impact the disclosed discounted net cash flows. The data also excludes the estimated net cash flows from reserves that are yet to be proved. Extensive judgement is used to estimate the timing of production and future costs over the remaining life of the reserves utilized in developing this disclosure. Values can be distorted by the use of year-end prices that may reflect seasonal factors or un-predictable distortions from wars and other significant world events.
For all the preceding reasons, this disclosure is not necessarily indica-tive of Texaco's perception of the future cash flows to be derived from underground reserves.


                        Texaco Inc. 1993 Annual Report to Stockholders page 61.


Supplemental Oil and Gas Information
continued

Standardized Measure of Discounted Future Net Cash Flows

                                                       Texaco Inc. and Consolidated Subsidiaries                  Equity     Total
                                              ------------------------------------------------------------ --------------- -------
                                                                  Other                   Other                 Affiliate
                                                    United      Western                 Eastern            -Other Eastern
Millions of dollars                                 States   Hemisphere     Europe   Hemisphere  Worldwide     Hemisphere
- ----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1993
  Future cash inflows from sale of oil and gas      $24,897      $1,373     $5,444       $4,044    $35,758         $4,113  $39,871
  Future production costs                           (10,678)       (774)    (3,023)      (1,879)   (16,354)        (1,573) (17,927)
  Future development costs                           (2,831)       (166)    (1,060)        (418)    (4,475)          (636)  (5,111)
  Future income tax expense                          (3,060)       (156)      (487)      (1,228)    (4,931)        (1,009)  (5,940)
                                                    -------      ------     ------       ------    -------         ------  -------
  Net future cash flows before discount               8,328         277        874          519      9,998            895   10,893
  10% discount for timing of future cash flows       (3,231)       (113)      (305)        (168)    (3,817)          (349)  (4,166)
                                                    -------      ------     ------       ------    -------         ------  -------
  Standardized measure: discounted future
    net cash flows                                  $ 5,097      $  164     $  569       $  351    $ 6,181         $  546  $ 6,727
                                                    =======      ======     ======       ======    =======         ======  =======
As of December 31, 1992
  Future cash inflows from sale of oil and gas      $31,609      $1,669     $5,917       $5,485    $44,680         $5,154  $49,834
  Future production costs                           (11,487)       (827)    (2,541)      (1,615)   (16,470)        (1,780) (18,250)
  Future development costs                           (3,128)       (120)      (959)        (400)    (4,607)          (631)  (5,238)
  Future income tax expense                          (5,173)       (303)      (966)      (2,476)    (8,918)        (1,399) (10,317)
                                                    -------      ------     ------       -------   -------         ------  -------
  Net future cash flows before discount              11,821         419      1,451          994     14,685          1,344   16,029
  10% discount for timing of future cash flows       (4,741)       (176)      (517)        (357)    (5,791)          (522)  (6,313)
                                                    -------      ------     ------       ------    -------         ------  -------
  Standardized measure: discounted future
    net cash flows                                  $ 7,080      $  243     $  934       $  637    $ 8,894         $  822  $ 9,716
                                                    =======      ======     ======       ======    =======         ======  =======
As of December 31, 1991
  Future cash inflows from sale of oil and gas      $29,908      $1,820     $6,351       $5,579    $43,658         $4,752  $48,410
  Future production costs                           (12,157)       (814)    (2,258)      (1,935)   (17,164)        (1,423) (18,587)
  Future development costs                           (3,837)       (147)    (1,312)        (390)    (5,686)          (502)  (6,188)
  Future income tax expense                          (4,075)       (481)    (1,152)      (2,334)    (8,042)        (1,583)  (9,625)
                                                    -------      ------     ------       ------    -------         ------  -------
  Net future cash flows before discount               9,839         378      1,629          920     12,766          1,244   14,010
  10% discount for timing of future cash flows       (3,817)       (164)      (655)        (345)    (4,981)          (423)  (5,404)
                                                    -------      ------     ------       ------    -------         ------  -------
  Standardized measure: discounted future
    net cash flows                                  $ 6,022      $  214     $  974       $  575    $ 7,785         $  821  $ 8,606
                                                    =======      ======     ======       ======    =======         ======  =======


Changes in the Standardized Measure of
Discounted Future Net Cash Flows
                                                        Texaco Inc. and Consolidated              Total Including Equity in
                                                          Subsidiaries--Worldwide            Affiliate--Other Eastern Hemisphere
                                                ----------------------------------------------------------------------------------
Millions of dollars                                 1993             1992         1991        1993             1992           1991
- ----------------------------------------------------------------------------------------------------------------------------------
Standardized measure--Beginning of year           $8,894           $7,785      $12,968      $9,716           $8,606        $14,544
   Sales of minerals-in-place                       (211)            (115)        (138)       (211)            (115)          (138)
                                                  ------           ------      -------      ------           ------        -------
                                                   8,683            7,670       12,830       9,505            8,491         14,406
   Changes in ongoing oil and gas
      operations:
      Sales and transfers of produced
        oil and gas, net of estimated
        future production costs                   (2,918)          (3,043)      (3,310)     (3,281)          (3,460)        (3,764)
      Net changes in prices, production
        and development costs                     (5,512)           1,182      (11,537)     (6,001)             788        (13,301)
      Extensions, discoveries and
        improved recovery, less related
        costs                                        955              541          830         963              763            777
      Development costs incurred during
        the period                                 1,137            1,250        1,299       1,274            1,421          1,463
      Timing of production and other
        changes                                     (488)            (551)          83        (564)            (488)           (45)
      Revisions of previous quantity
        estimates                                    725            1,129          865         787            1,111          1,025
      Purchases of minerals-in-place                   6               12           12           6               12             12
      Accretion of discount                        1,398            1,234        2,203       1,566            1,420          2,561
      Net change in future income taxes            2,195             (530)       4,510       2,472             (342)         5,472
                                                  ------           ------      -------      ------           ------         ------
Standardized measure--End of year                 $6,181           $8,894      $ 7,785      $6,727           $9,716         $8,606
                                                  ======           ======      =======      ======           ======         ======

                        Texaco Inc. 1993 Annual Report to Stockholders page 62.


Selected Financial Data


Selected Quarterly Financial Data*
                                                                           1993                                 1992**
                                                         -------------------------------------  ----------------------------------
                                                           First    Second     Third    Fourth    First   Second    Third   Fourth
                    Millions of dollars                  Quarter   Quarter   Quarter   Quarter  Quarter  Quarter  Quarter  Quarter
                    --------------------------------------------------------------------------------------------------------------
Revenues            Sales and services                    $8,061    $8,591    $8,276    $8,317   $8,085   $8,943   $9,483   $9,176
                    Equity in income of affiliates,
                      income from dividends, interest,
                      asset sales and other                  172       182       214       258      193      144      221      285
                                                          ------    ------    ------    ------   ------   ------   ------   ------
                                                           8,233     8,773     8,490     8,575    8,278    9,087    9,704    9,461
                                                          ------    ------    ------    ------   ------   ------   ------   ------

Deductions          Purchases and other costs              5,957     6,380     6,167     6,163    6,003    6,844    7,228    6,886
                    Operating expenses                       708       754       835       789      714      726      776      856
                    Selling, general and administrative
                      expenses                               402       418       524       439      416      402      440      534
                    Maintenance and repairs                   98        96       102       122      109      105      110      122
                    Exploratory expenses                      55        60       161        76       78       84       89       98
                    Depreciation, depletion and
                      amortization                           375       386       401       406      387      389      366      394
                    Interest expense, taxes other than
                      income taxes and minority interest     253       257       270       245      256      264      243      262
                                                          ------    ------    ------    ------   ------   ------   ------   ------
                                                           7,848     8,351     8,460     8,240    7,963    8,814    9,252    9,152
                                                          ------    ------    ------    ------   ------   ------   ------   ------
                    Income from continuing operations
                      before income taxes and cumulative
                      effect of accounting changes           385       422        30       335      315      273      452      309
                    Provision for (benefit from) income
                      taxes                                  104       110      (287)      (14)      92      124      127      (32)
                                                          ------    ------    ------    ------   ------   ------   ------   ------
                    Net income from continuing operations,
                      before cumulative effect of
                      accounting changes                     281       312       317       349      223      149      325      341
                    Discontinued operations
                      Net income (loss) from operations       (3)       (3)      (11)       --        9        2       (9)     (28)
                      Net loss on disposal                    --        --      (164)      (10)      --       --       --       --
                    Cumulative effect of accounting
                      changes                                 --        --        --        --     (300)      --       --       --
                                                          ------    ------    ------    ------   ------   ------   ------   ------

Net Income (Loss)                                         $  278    $  309    $  142    $  339   $  (68)  $  151   $  316   $  313
                                                          ======    ======    ======    ======   ======   ======   ======   ======
                    Per common share (dollars)
                      Net income (loss) before cumulative
                         effect of accounting changes
                         Continuing operations            $  .98    $ 1.11    $ 1.13    $ 1.25   $  .77   $  .48   $ 1.16   $ 1.22
                         Discontinued operations            (.01)     (.01)     (.68)     (.04)     .03      .01     (.04)    (.11)
                      Cumulative effect of accounting
                         changes                              --        --        --        --    (1.16)      --       --       --
                                                          ------    ------    ------    ------   ------   ------   ------   ------
                      Net income (loss)                   $  .97    $ 1.10    $  .45    $ 1.21   $ (.36)  $  .49   $ 1.12   $ 1.11
                                                          ======    ======    ======    ======   ======   ======   ======   ======

                   *Results for 1992 and the first and second quarters of 1993 have been reclassified to separately identify discontinued operations.
                  **Results for 1992 reflect the impact of the 1992 adoption of SFAS 106 and SFAS 109 which resulted in a cumulative after-tax charge of $536 million, or $2.07 per common share, and benefit of $236 million, or
                    $.91 per common share, respectively, as of January 1, 1992. The combined effects of SFAS 106 and SFAS 109 on results for the first three quarters of 1992 were as follows--increase (decrease): first quarter $32 million or $.12 per share; second quarter, $(94) million, or $(.36) per share; third quarter, $47 million, or $.18 per share. The SFAS 109 portions of these amounts for the first, second and third quarters of 1992 were $39 million, or $.15 per share; $(87) million, or $(.34) per share; and $53 million, or $.21 per share, respectively.

                    See accompanying notes to consolidated financial statements.

                        Texaco Inc. 1993 Annual Report to Stockholders page 63.


Selected Financial Data
continued

Five-Year Comparison of Selected Financial Data*

                    Millions of dollars                                     1993         1992        1991         1990         1989
                    ---------------------------------------------------------------------------------------------------------------
For the year:       Revenues from continuing operations                  $34,071      $36,530     $37,162      $40,508      $34,209
                    Net income (loss) before cumulative effect of
                       accounting changes
                       Continuing operations                             $ 1,259      $ 1,038     $ 1,292      $ 1,405      $ 2,106
                       Discontinued operations                              (191)         (26)          2           45          307
                    Cumulative effect of accounting changes                   --         (300)         --           --           --
                                                                         -------      -------     -------      -------      -------
                    Net income                                           $ 1,068      $   712     $ 1,294      $ 1,450      $ 2,413
                                                                         -------      -------     -------      -------      -------
                    Per common share (dollars)
                       Primary net income (loss) before cumulative
                          effect of accounting changes
                            Continuing operations                        $  4.47      $  3.63     $  4.60      $  5.01      $  7.93
                            Discontinued operations                         (.73)        (.10)        .01          .17         1.19
                       Cumulative effect of accounting changes                --        (1.16)         --           --           --
                                                                         -------      -------     -------      -------      -------
                       Primary net income                                $  3.74      $  2.37     $  4.61      $  5.18      $  9.12
                                                                         -------      -------     -------      -------      -------
                       Fully diluted net income (loss) before
                          cumulative effect of accounting changes
                            Continuing operations                        $  4.43      $  3.62     $  4.54      $  4.92      $  7.65
                            Discontinued operations                         (.71)        (.10)        .01          .16         1.09
                       Cumulative effect of accounting changes                --        (1.16)         --           --           --
                                                                         -------      -------     -------      -------      -------
                       Fully diluted net income                          $  3.72      $  2.36     $  4.55      $  5.08      $  8.74
                                                                         -------      -------     -------      -------      -------
                       Dividends                                         $  3.20      $  3.20     $  3.20      $  3.05      $ 10.00
                    Total cash dividends paid on common stock            $   828      $   828     $   827      $   793      $ 2,635

At end of year:     Total assets                                         $26,626      $25,992     $26,182      $25,975      $25,636
                    Debt and capital lease obligations
                       Short-term                                        $   669      $   140     $ 1,331      $ 1,516      $ 1,311
                       Long-term                                           6,157        6,441       5,173        4,485        4,714
                                                                         -------      -------     -------      -------      -------
                    Total debt and capital lease obligations             $ 6,826      $ 6,581     $ 6,504      $ 6,001      $ 6,025
                                                                         =======      =======     =======      =======      =======

                   *Results have been reclassified to separately identify discontinued operations as appropriate.

                    See accompanying notes to consolidated financial statements.


                        Texaco Inc. 1993 Annual Report to Stockholders page 64.

Investor Information


Stockholder Information

Texaco Inc.'s Form 10-K Report to the Securities and
Exchange Commission for 1993 and a Financial and Operational Supplement to Texaco's 1993 Annual
Report are available to stockholders and others who request them.
To obtain copies, please write to Mr. Carl B. Davidson, Vice President and Secretary, Texaco Inc., 2000
Westchester Avenue, White Plains, New York 10650.

    In recognition of Texaco's long-standing commit-ment to corporate citizenship, the Texaco Foundation was founded in December 1979 for the purpose of making charitable contributions in the United States to selected tax-exempt organizations, particularly in the fields of higher education, arts and culture, civic and public inter-est, social betterment, health and the environment. Upon written request to our White Plains office, the Texaco
Foundation will send a copy of its Annual Report.
     Those wishing to receive a report on Texaco's equal opportunity activities may also do so by writing to Mr.
John D. Ambler, Vice President, Human Resources, at our White Plains office, requesting a copy of Texaco:
Equal Opportunity--Taking Affirmative Action at Work and in the Community.


Investor Services Plan

The company's Investor Services Plan provides individu-als with a variety of innovative and quality stockholder services--all designed to make investing in Texaco com-mon stock easy. Enrollment in the Plan is open to anyone and, even if you are not already a stockholder, your initial investment can be made directly through the company.

The Plan contains many interesting features such as divi-dend reinvestment, optional cash investments and custo-dial service for stock certificates, and is a great way to start an investment program for family members and friends.
    For a complete informational package, including a Plan prospectus, call 1-800-283-9785.


Annual Meeting

Texaco Inc.'s Annual Stockholders Meeting will be held at the Hyatt Regency Tech Center in Denver, Colorado, on Tuesday, May 10, 1994.
    A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to stockholders.


Market Information

The New York Stock Exchange is the principal exchange on which Texaco Inc. common stock is traded. There were 201,435 stockholders of record as of February 24, 1994. The high and low sales prices of Texaco Inc.
common stock as quoted on the composite tape of the New York Stock Exchange during 1993 and 1992 were as follows:

                            1993             1992
                      --------------   --------------
                        High     Low     High     Low
- -----------------------------------------------------
First Quarter         $64.63  $57.63   $63.63  $56.13
Second Quarter         65.75   61.75    66.88   56.50
Third Quarter          68.50   60.63    65.88   61.75
Fourth Quarter         69.50   62.00    64.25   57.75
                      ======  ======   ======  ======

Common Stock Dividends

Texaco Inc. paid quarterly cash dividends of 80 cents per share to its common stockholders in 1993 and 1992, for a total of $3.20 per share for each year.


Stock Transfer Offices

Texaco Inc.
Investor Relations and Shareholder
Services Department
2000 Westchester Avenue
White Plains, New York 10650

Mellon Securities Transfer Services
120 Broadway--33rd Floor
New York, NY 10271

Montreal Trust Company
151 Front Street West--8th Floor
Toronto, Ontario, Canada M5J 2N1


                        Texaco Inc. 1993 Annual Report to Stockholders page 65.