Form 10-K, Exhibit 13
TEXACO INC
filed 1995-03-27
CIK 97349

EXHIBIT 13


                   EXPLORATION AND PRODUCTION



Our plan for growth is designed to add to the value of our worldwide oil and gas reserves by focusing investment on the best upstream opportunities while disposing of underperforming, and therefore unprofitable, fields. During 1994, we increased our oil and gas production rate and replaced 111% of our combined worldwide liquids and gas production, at a highly competitive cost of $3.54 per barrel. Each dollar we invested in our upstream business added $1.99 to the net present value of our reserves. We will build on that outstanding perfor-mance--already among the best in our industry. We expect to increase our production by 14% over the next five years.
Beyond that, we will continue to pursue aggressive exploration programs in those areas of the world where we can leverage our technological capabilities and business experience.


GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A1.


             UNITED STATES

Our U.S. upstream assets, which produced
407,000 barrels of crude oil and natural gas liquids and 1.7 billion cubic feet of natural gas a day last year--about 62% of the compa-ny's worldwide equivalent net production-- are a focal point of Texaco's growth plan.
   Our strategy is to generate sustained
growth in cash flow and earnings from the remaining core assets by increasing produc-tion 13%, or some 80,000 barrels of oil equiv-alent a day, from 1995 to 1999. This produc-tion increase will flow from low-to-modest-risk programs to further develop current fields, additional exploratory drilling in pro-ductive basins, and other well-defined opportunities, mainly within the Gulf of Mexico, Southern Louisiana and the
Permian Basin of West Texas and New
Mexico.
   Our sale on March 1, 1995, to Apache
Corporation of more than 300 scattered,
mature producing fields located in Texas, Louisiana, the Rocky Mountains and the Mid-Continent area represented a milestone in our U.S. growth plan. Cumulatively, these fields and others still to be sold represent about half of Texaco's U.S. producing fields, but they account for less than 10% of our total U.S. production, reserves and cash flow, and were not contributors to earnings.


GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A2.





                   Texaco Inc. 1994 Annual Report to Stockholders page 9.


GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART A ITEM A3.


   The proceeds from these and similar
sales of underperforming U.S. assets will be redeployed to strengthen Texaco's financial position and to invest in growth opportuni-ties, primarily core U.S. properties where technologies such as 3-D seismic, horizontal drilling and enhanced recovery techniques will generate significant new production.
   By concentrating our efforts on core
properties and by utilizing the latest explo-ration and production technology, we hope to achieve our goal of reducing lifting costs.

        DEVELOPING THE GULF OF MEXICO

In the prolific Gulf of Mexico region, a major contributor to Texaco's upstream profitability, we hold interests in 87 producing fields and 105 undeveloped leases off the coasts of Texas, Alabama and Louisiana.
   Daily net production averaged 44,000
barrels of oil and 779 million cubic feet of natural gas during 1994, with gas production up 10% over 1993.
   Prominent developments include the
Hercules project in the Ewing Bank area
(33.3% Texaco), which began production in September 1994. Our share of peak gross production of 42,000 barrels of oil a day from this platform represents 6% of our total anticipated 1995 Gulf equivalent production.
   A discovery on the wholly owned Teal
South prospect in the Eugene Island area directly resulted from utilizing 3-D seismic data developed in our operations at the adja-cent Teal field. This efficient leveraging of data is expected to yield daily production of 5,000 barrels of oil and 5 million cubic feet of gas by the end of 1995.
   The 50%-owned Shasta prospect in the
Green Canyon area, which will begin pro-duction in late 1995, will be our first compa-ny-operated subsea installation in the Gulf of Mexico. This installation, employing a production template on the sea bottom in water 850 feet deep and a nine-mile pipeline to a Texaco platform, will be a model for future subsea developments in the Gulf.
   We have embarked on a five-year explo-
ration plan focused on the 37 deepwater
prospects we own in the Gulf, in depths from 1,300 to 7,800 feet, to identify significant reserves for future production.

         EXPANDING ONSHORE RESERVES

The revitalization of mature producing areas along the Louisiana coast is made possible through the application of world-class tech-nology and energized by the satisfactory
1994 settlement of our long-standing royal-ties dispute with the State of Louisiana. We will explore and develop many opportunities in this area over the years ahead.
   One example is Bay de Chene, where we
completed our first horizontal well onshore
Louisiana during 1994. This 50-year-old
field, like many others in South Louisiana, contains oil remaining in the reservoirs after production from vertical wells declined.
   The new horizontal well at Bay de Chene
produces 950 barrels of oil a day, compared with the 200 barrels we might expect from a marginally economical vertical well drilled in the same location. This project demon-strates how horizontal drilling technology can add reserves, improve recovery rates and accelerate cash flow, especially in those areas where we already have in place pro-duction and transportation infrastructure.
   In South Louisiana and South Texas, we
made extensive use of 3-D seismic programs to both discover new and better define old reservoirs in more than 20 fields. Through
1994, initial drilling in five of these fields yielded a success rate of 83% and the com-pany booked 14.7 million barrels of oil equiv-alent reserves.
   The Permian Basin oil fields of West
Texas and Southwest New Mexico remain
highly profitable, with net daily production in 1994 of 47,000 barrels of oil and 192 mil-lion cubic feet of gas. Texaco is an industry leader in the Permian Basin, where we have added 87 million barrels of oil equivalent to booked reserves since 1989.


IMAGE MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A4.




                   Texaco Inc. 1994 Annual Report to Stockholders page 10.


U.S. EXPLORATION AND PRODUCTION
CORE OPERATING AREAS


IMAGE MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A5.


   In other U.S. core assets, the application of leading-edge technology and heightened efficiencies are also adding economical reserves and profitable production.
   At the giant Kern River field in Bakers-field, California, one of the world's largest heavy-oil steamflood operations, we have maintained net production of 80,000 barrels a day, while reducing operating expenses, excluding fuel, by 30% since 1991.
   In 1994, we booked 13.5 million barrels of additional reserves at Kern River as a result of recovery improvements primarily due to innovative heat-management practices.
   Contributing to the energy efficiency of Kern River and other heavy-oil fields onshore California are six cogeneration plants, fueled by natural gas, which provide steam for the operation of the fields and electric power for sale to the local utility.


          WELLHEAD TO BURNER-TIP

Texaco's natural gas operations continue to grow as this fuel becomes an increasingly important component of the world energy mix. To capitalize on opportunities arising from increased demand and the recent deregulation of U.S. gas markets, we are pursuing a wellhead-to-burner-tip strategy that integrates our ability to gather, process, store, transport and market natural gas and gas liquids.

   Our new Gulf Coast Star Center (SM) (Service Mark)-- encompassing four Texaco-operated gas pro-cessing plants, gas-gathering and intrastate pipelines and a large gas storage facility in Louisiana--is ideally designed to capture value for Texaco. The Star Center delivers some 224 million cubic feet a day of Texaco equity natural gas to customers directly connected to our Bridgeline Gas Distribu-tion System. Bridgeline is the leading gas marketer in Louisiana, accounting for 20% of the gas market.
   Our Sabine Pipe Line Company, an inter-
state pipeline serving the Gulf Coast area, increased its volume and service base to 660 million cubic feet a day and over 140 cus-tomers in 1994. Through a strategic alliance with other market service centers, Sabine can now service customers in the Northeast.


           LATIN AMERICA

Privatization trends and growing
economies in various Latin American
countries, combined with rising demand for hydrocarbon products, offer new opportu-nity for the oil and gas industry.

   During 1994, Texaco's net production in
Latin America averaged 18,000 barrels of oil and 117 million cubic feet of natural gas a day from operations in Colombia and


IMAGE MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A6.




                   Texaco Inc. 1994 Annual Report to Stockholders page 11.


IMAGE MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A7.




                   Texaco Inc. 1994 Annual Report to Stockholders page 12


Trinidad. We expect to double our gas sales there by 1998 by expanding our production capacity and our markets in both countries.

       INVESTING IN CORE BUSINESSES

In Colombia, we are improving our position through new investment in our core natural gas business, while moving ahead with the divestiture of marginal assets. By the end of 1994, we sold five oil fields in Colombia, and we expect to sell our remaining heavy oil fields there in 1995.
   The natural gas business in Colombia
continues to grow, and production from the 50%-owned Guajira block meets about 75% of the country's total demand. To help satisfy the anticipated need for more than 500 mil-lion cubic feet of gas a day in Colombia by the year 2000, we plan to place a second off-shore platform in the Guajira block during 1996. In addition, two contracts we are cur-rently finalizing will pave the way for new exploration in the prolific Middle
Magdalena Valley.
   Development of the large Dolphin gas
field, 60 miles off the eastern coast of Trinidad, also ties into our worldwide strat-egy to increase gas production. Dolphin development is proceeding on budget, with first deliveries planned early in 1996. The field, jointly owned by Texaco and British
Gas, has estimated gross proved reserves of about 250 billion cubic feet of gas, targeted for the industrial market in Trinidad, and may contain substantially more reserves.
   In Ecuador--where our affiliate, Texaco
Petroleum Company (Texpet), ceased to be the operator of a joint venture with the national oil company in 1990--two indepen-dent audits have concluded that there is no widespread or lasting environmental impact from the former joint operations. Recently, Texpet and the Ecuadorean government reached an agreement in principle on the scope of remediation to be conducted, based on these reports. Texpet is committed to restoring any areas for which it is responsi-ble, and continues to work with the govern-ment of Ecuador toward that goal.


             EUROPE

We intend to double the net present
value of our upstream business in
Europe by the year 2000, and we made
strong progress toward that goal during
1994. Net production increased by 52,000 barrels a day of oil equivalent during the year, and a major development project underway in the U.K. North Sea Captain field (see pages 6 and 7) dramatically improved our reserve position and will con-tribute 60,000 barrels a day of oil equivalent to production by early 1997.

       GROWING NORTH SEA VALUE

Texaco operates or has interests in 11 pro-ducing fields in the U.K. North Sea, where our 1994 net daily production increased dramatically to 95,000 barrels of liquids (up
64% vs. 1993) and approximately 98 million cubic feet of salable natural gas (a 347% increase vs. 1993). The 1994 improvements were due primarily to the first full-year con-tributions from the Orwell and Strathspey fields, and production from the new replace-ment Bravo platform in the Piper field.
   The Danish Underground Consortium
(DUC), 15%-owned by Texaco, achieved
record production levels during 1994.
Texaco's share totaled 25,000 barrels of oil and 61 million cubic feet of salable gas a day.
A full year of production from DUC's new
Regnar and Valdemar fields, plus an active program of development drilling, con-tributed significantly to these results.
   DUC embarked on a substantial new
investment program during the year, which will provide the facilities to produce, process and transport an additional 1.4 trillion cubic feet of gas (some 210 billion cubic feet
Texaco's share) under an expanded sales
contract with the Danish national gas
company. Initial sales should begin in 1997.


GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A8.




                   Texaco Inc. 1994 Annual Report to Stockholders page 13.


GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A9.


     LONG-TERM POTENTIAL IN RUSSIA

In partnership with Exxon, Amoco and
Norsk Hydro, Texaco formed the Timan
Pechora Company L.L.C. to negotiate a
production-sharing agreement with the
Russian Government, covering a large area in the Timan Pechora Basin some 1,100 miles northeast of Moscow.
   When the required government approvals
and the legislative framework are in place, Timan Pechora Company will embark on an appraisal program in a contract area that the Russians have calculated may contain more than 2 billion barrels of oil.
   Another major project that has potential for significant, long-term production is the 2,700-square-mile Kirinsky block offshore
Sakhalin Island in Russia's Far East. Texaco and its partner Mobil are negotiating with the Russian Government for a production-sharing agreement covering this block.
   Our production restoration project with
Sutorminskneft in Western Siberia, provid-ing technical services and equipment in return for part of the restored crude produc-tion, was suspended in 1994 after the suc-cessful completion of the initial phase.
Continuation of the project into its second phase was not warranted, due to an insufficient level of crude export quota guar-antees from the Russian Government.


              WEST AFRICA

Despite political instability in Nigeria and civil war in Angola, we managed to main-tain valuable oil production in these troubled regions during 1994.
   Offshore Nigeria, we operate and hold a
20% working interest in a consortium that maintained Texaco's share of crude oil production at 9,000 barrels a day, despite a 1994 strike by oil workers against the Nigerian Government.
   We also recently acquired a 30% equity
interest in prime deepwater blocks near our current Nigerian operations from Statoil, the Norwegian state oil company, and British
Petroleum. That joint venture will begin fur-ther exploration in 1995.
    Despite the civil war in Angola, which
resulted in the temporary shut-in of two fields in the northern portion of an offshore block in which Texaco owns a 20% interest, we increased our share of production slightly to 7,000 barrels a day during 1994 at the southern end of the block.
   Following the signing of a ceasefire agree-ment late in 1994, we are moving ahead with plans to expand production offshore Angola and resume some production from restored onshore facilities during the second half of 1995.


         MIDDLE EAST/FAR EAST

Our upstream operations in the Middle
East and Far East increased their total
production by 17% during 1994 to 220,000 barrels of crude oil a day. These operations offer a number of strategic opportunities for growing additional production and reserves.

          EXPANDING THE CORE

In Indonesia, a core producing area for
Texaco over many years, the operations of our affiliate P.T. Caltex Pacific Indonesia
(CPI), owned equally by Texaco and Chevron, include four production-sharing contract areas on the island of Sumatra, accounting for nearly half of Indonesia's total oil production.
   CPI's total production has grown from
698,000 barrels a day in 1991 to 718,000 in
1994. Texaco's share of 1994 production was 122,000 barrels a day. The Duri steamflood, the largest such operation in the world, reached record high production of 300,000 bar-rels a day in October 1994. CPI expects to sustain high rates of Duri production, through phased development, into the next decade.
   In a totally new undertaking, a geother-mal energy project has been brought on line by Amoseas Indonesia, a Texaco-Chevron




                   Texaco Inc. 1994 Annual Report to Stockholders page 14.


IMAGE MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A10.


joint venture dedicated primarily to energy exploration outside Sumatra. The 55-mega-watt Darajat Geothermal Project, located on the island of Java, is supplying electricity to the national electric power company.

       STRATEGIC DEVELOPMENT IN CHINA

Texaco has greatly expanded its activities in China, which is opening a number of signifi-cant basins to foreign participation. Our share of production from the ACT Operators Group, a joint venture with AGIP, Chevron and the China National Offshore Oil Corporation in the South China Sea, was 8,000 barrels of oil a day in 1994. The two platforms the Group plans to bring on stream during the summer of 1995 will boost our share of daily net pro-duction to approximately 12,000 barrels.
   With Texaco as operator, exploration
drilling has begun on three highly prospec-tive blocks in the East China Sea, offshore
Shanghai. A consortium of Texaco (40%
interest), AGIP and Maersk is the first foreign contractor to drill in this major underex-plored area with large potential reserves.
   In February 1994, we signed a produc-
tion-sharing contract giving us a 20%
interest in an upstream project within the remote Tarim Basin of northwestern China, the first major onshore area to be opened to international investors.
   Onshore China offers numerous other
opportunities for Texaco to leverage our technological expertise and history of good relations with that country. Projects now under discussion with Chinese companies include enhanced oil recovery programs at existing fields, and a number of gas explo-ration and development opportunities.

        NATURAL GAS INITIATIVES

The rapid growth of Pacific Rim markets
offers Texaco significant opportunities
for expanding our position in the natural gas business.
   In the Gulf of Martaban off the coast of Myanmar (formerly Burma), we have a 50% interest and are the operator in a consortium appraising four natural gas blocks. Although additional confirmation drilling is necessary, first commercial production from the
Yetagun field, discovered in 1992, could occur by 1998, with anticipated production of 200 million cubic feet a day. We are investigating opportunities to market the gas in Thailand.
   The large Gorgon gas field off the coast of western Australia offers another solid strate-gic opportunity. Based on ongoing evalua-tions in the Gorgon field, operated by West
Australian Petroleum (WAPET), a consortium in which Texaco has a 28.6% interest, the field may contain substantial reserves of nat-ural gas. In December 1994, WAPET made another significant gas discovery on the Chrysaor structure, north of Gorgon.
   We are also participating through WAPET
in oil exploration and producing activities in western Australia. Texaco's net daily produc-tion here increased by over 40%, to 19,000 barrels, late in 1994 after the Roller and Skate fields came on stream.

     RESTORED MIDDLE EAST PRODUCTION

Through our wholly owned subsidiary, Saudi
Arabian Texaco Inc., Texaco holds a conces-sion from Saudi Arabia covering 50% of the petroleum resources in the onshore Parti-tioned Neutral Zone (PNZ), between Kuwait and Saudi Arabia.
   Reconstruction of the producing facilities in the PNZ since the Gulf War has returned the area to nearly 90% of its prewar capacity of some 140,000 barrels a day. Texaco's share of production reached 48,000 barrels a day by the end of 1994.

     GROWING RESERVES AND PRODUCTION

We are aggressively applying our action
steps for growth throughout our worldwide exploration and producing operations.
   We are focusing on opportunities that
build on Texaco's record as an efficient oil and gas producer. We will continue to leverage our solid asset base and technological capa-bilities as we grow the volume and the value of our reserves and production.




                   Texaco Inc. 1994 Annual Report to Stockholders page 15.


         MANUFACTURING AND MARKETING



Maintaining the highest levels of performance and effi-ciency throughout our manufacturing and marketing systems is crucial to the success of Texaco's plan for growth. With this in mind, we are applying the principles of reliability engineering to curtail downtime and increase product output, without any compromise of safety or the environment, throughout our manufacturing system. Concurrently, we are streamlining our marketing network, while invigorating the level of customer service within our retail outlets. We are uni-formly dedicated to capturing maximum value from the sales of such world-class products as our new CleanSystem3 gasolines and Havoline motor oils.


GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A11.


              UNITED STATES


Texaco's equity crude processing capacity at seven U.S. refineries, including our share of three plants operated by Star
Enterprise, our joint venture with the Saudi
Arabian Oil Company for manufacturing and marketing along the U.S. East and Gulf
Coasts, totaled 674,000 barrels a day at year-end 1994.
   Investments at all of these facilities are currently focused on enhancing manufactur-ing efficiency, on optimizing our conversion capacity and on efficiently meeting govern-ment rules for fuel composition.
* Our Los Angeles refinery and Star's
Delaware City plant installed units last year to help us produce reformulated gasolines, responding to recent Federal mandates for cleaner fuels.
* To increase its output of higher value light fuels, Star Enterprise is also spending near-ly $90 million to upgrade the fluid catalytic cracking units at Port Arthur, Texas;
Convent, Louisiana; and Delaware City.
* And, at Texaco's El Dorado, Kansas, refin-ery, a $75-million coke gasification/cogenera-tion plant, due to come on stream in 1996, will capitalize on Texaco's patented gasifica-tion technology to cut the costs of process steam and electricity, while providing a lower cost, environmentally superior method of handling low-grade coke and refinery wastes.

         GROWING U.S. MARKETS

The introduction of our new CleanSystem3 gasolines in March 1994--supported by an advertising campaign that emphasized the




                   Texaco Inc. 1994 Annual Report to Stockholders page 16.


GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A12.


new product's high performance, improved mileage and lower emissions--contributed to solid growth in Texaco-branded gasoline sales throughout the U.S.
   These gasoline sales increased by some
150 million gallons for the year, including
Star Enterprise, which markets its gasoline under the Texaco brand. High-performance
Power Plus and Power Premium grades
posted especially strong gains.
   To capture significant additional value
from our retail network, we expanded the prestigious Star Mart (R) (Registered) convenience store operation in 1994 to 263 locations, and we plan to add 185 more outlets to the Texaco and Star Enterprise systems in 1995. Both systems are also forging strategic alliances with fast-food companies to generate addi-tional customer traffic and sources of revenue.
   To leverage those relationships, Texaco
Refining and Marketing has developed and test-marketed new-generation facilities-- combining a gasoline and convenience store format with fast-food service--in four states.
Star Enterprise launched similar co-develop-ment programs in five additional areas.

         BUILDING A GLOBAL BRAND

Our Havoline Formula 3 (R) (Registered) brand remains the top selling motor oil in the U.S. among the major integrated oil companies. In addition, it is now a global brand that is sold in 64 countries, giving Texaco a new opportunity to build market share in some of the world's most exciting economies.
   In addition, Texaco Lubricants Company
maintains its momentum into the installed oil market. The operation of 450 Texaco Xpress
Lube R (Registered) facilities in 41 states is part of an ambitious, five-year program to expand our motor oil and industrial lubricants business.
   In September we opened our first U.S.
used oil recycling plant in Marrero,
Louisiana. The facility, which will process up to 50 million gallons of used oil annually, recycling it to marine fuels, is the prototype for others planned for the U.S., Europe and the Far East.
   Texaco's worldwide fuels and marine mar-keting arm sold some 80 million barrels of fuel in 1994 to shipping companies, utilities and other commercial customers.


            LATIN AMERICA

Texaco manufactures or markets petrole-
um products in over 40 Caribbean and
Latin American countries. During 1994, our
Latin American downstream units continued to benefit from a positive business environ-ment, buttressed by our traditional market prominence throughout much of the region.
   We enhanced efficiency during the year
through a restructuring program designed to reduce operating expenses. As part of this plan, we downsized the divisional headquar-ters in Coral Gables, Florida, and entered into joint-terminal arrangements in the eastern Caribbean, Colombia and Brazil.
   Three wholly or partly owned refineries
in Panama, Guatemala and Martinique, sup-plemented by a sophisticated trading and transportation system, enable us to supply the region with gasoline, kerosine, jet fuel, diesel and fuel oil at fully competitive costs.
   We continued a $77-million upgrading and expansion of our wholly owned Panama refin-ery, scheduled for completion by mid-1995, which is expected to increase plant through-put to 60,000 barrels of crude oil a day.
   Also in 1994, the introduction of our
CleanSystem3 gasolines into much of the
Caribbean and Central America enhanced
our penetration of these rapidly growing markets. In this region, we are the leading marketer, supplying about 27% of the retail fuel demand and 30% of lubricants through some 1,200 branded retail outlets.
   In Haiti, we resumed operations following the termination of the U.S. sanctions and plan to recover our former strong market pres-ence there during 1995.
   In Brazil, Texaco's second largest market




                   Texaco Inc. 1994 Annual Report to Stockholders page 17.


IMAGE MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A13.




                   Texaco Inc. 1994 Annual Report to Stockholders page 18.


outside the United States, annual economic growth of 5% offers us solid future prospects. Texaco Brazil--with sales of over
1.2 million barrels a year--has a 22% share of this, the largest lubricants market in Latin America.
   We are also breaking new ground
throughout much of Latin America with our Star Mart stores, as well as through joint ventures with fast-food chains, banks, video rental companies and dry cleaners.


                EUROPE

Surplus products and stiff competition
continue to pressure margins in many of
our European markets. Economic growth is expected to remain slow over 1995.
Anticipated environmental legislation will mandate cleaner products from more effi-cient and environmentally sound manufac-turing plants. We are responding to these challenges on a country-by-country basis.
   Northwestern Europe is a mature mar-
keting area in which growth will come pri-marily from extending current lines of busi-ness and forming new business alliances.
   In 1994, we sold our 50% interest in the Swedish joint-venture marketing company,
Texaco Marketing AB, to our partner OK
Petroleum AB. And, early in 1995, we entered into a joint venture with Norsk Hydro to sell petroleum products in Denmark, Norway and, potentially, the Baltic States. The joint venture, which combines the partners' service station networks, will hold a strong position in Norway and Denmark, with about 20% and 17% of the respective national gasoline markets.
   Meanwhile, we intend to selectively
expand Texaco's presence in the growing
markets of southern and eastern Europe.

       ENHANCING COMPETITIVENESS

At our wholly owned, 180,000-barrel-a-day
Pembroke refinery in Wales, we are evaluat-ing alternatives to optimize gasoline capabil-ity and increase the quantity and quality of diesel production. This refinery, in combina-tion with our 65% share of the throughput of the Pembroke Cracking Company, is one of the premier refining facilities in Europe.
   Our financial and operational results
in 1994 were adversely impacted by an
explosion and fire which occurred in July at the Pembroke Cracking Company. The affected units returned to full operation in December. Engineering and reliability stud-ies are underway to assure Pembroke's long-term competitive performance.
   Expansion of the catalytic cracking unit at the end of 1993 and the associated con-struction of an MTBE unit early in 1994 at the 35%-owned, 399,000-barrel-a-day
Nerefco refinery in Rotterdam expanded
our production of gasoline components.
   We gained a quality advantage and
achieved increases in branded gasoline sales throughout northwestern Europe following the introduction of CleanSystem3 gasolines in March 1994. In an overall declining mar-ket, volume at our 1,380 investment stations in Europe increased by 1.6% over 1993, averaging some 54,000 gallons a month.
   Our strategy to strengthen Texaco's
retail network incorporates new service sta-tion design and convenience formats in our state-of-the-art retail outlets throughout the
U.K., the Netherlands and Scandinavia.
   We are also consolidating our down-
stream operations on the Continent. A new region will be responsible for marketing from the Benelux to the Mediterranean, where changing markets offer excellent growth possibilities. Business development is accelerating in Eastern Europe, and we have targeted Poland as a prime marketing area.
   In the U.K., our largest market in
Europe, we have significantly restructured and rationalized operations to reduce costs and organize the downstream business to compete more effectively. We are develop-ing strategic marketing partnerships,


GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A14.




                   Texaco Inc. 1994 Annual Report to Stockholders page 19.


GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A15.


including an alliance with Pepsico to estab-lish Pizza Hut R (Registered) units in selected Star
Markets and our co-development project
with another major fast-food chain. In addi-tion, we introduced the first co-branded Visa
Global credit card in 1994.
   Texaco also established a natural gas mar-keting department in the U.K. to capitalize on the recently deregulated gas market.


               CALTEX

Caltex Petroleum Corporation, our 50%
joint venture with Chevron, manufac-
tures and markets refined petroleum prod-ucts in over 60 countries, primarily east of Suez. It is pursuing an ambitious program to upgrade its refining system and marketing network to capitalize fully on the key growth markets of the Pacific Rim region.

     MAJOR UPGRADING AND EXPANSION

Caltex has equity interests in 14 refineries in the Asia-Pacific region, Africa and the Mid-dle East. Total equity capacity is nearly one million barrels a day.
   Caltex plans capital investments, includ-ing its share in affiliates, of some $8 billion between 1995 and 1999, of which some 60% is targeted for refining. Upgrading and expan-sion projects will allow use of lower cost feedstocks, increase output of light products and meet stringent environmental standards.
   In Thailand, Caltex has an equity interest in a $1.7-billion grassroots refinery currently under construction. It is also adding crude running and product upgrading capacity to its principal export refinery in Singapore. To meet Korea's increasing demand for trans-portation fuels, Caltex' 50%-owned affiliate,
Honam Oil, is constructing a 70,000-barrel-a-day catalytic cracking unit. These projects will come on stream over the next two years.

         ATTRACTIVE CALTEX MARKETS

Despite weakness in the refining sector last year, marketing margins remain robust. With average shares of 18% in motor fuels and 20% in lubricants, Caltex directed the major-ity of its marketing investments in 1994 to expanding and improving its retail network, which includes more than 18,000 outlets.
   Caltex continues to invest in high-poten-tial growth markets, including some coun-tries that have only recently opened their borders to foreign investment.
   Asia's emerging markets, with their huge populations and rapidly expanding eco-nomies, are a centerpiece of our strategy to grow Caltex. China offers enormous retail potential and Caltex is aggressively pursuing opportunities to expand its retail and lubri-cants operations. Caltex is also conducting a refinery investment feasibility study and is considering constructing a major liquefied petroleum gas (LPG) terminal in Shantou.
   In India, Caltex is capitalizing on the
country's increasing openness to foreign investment. Caltex manufactures and mar-kets lubricants through a joint venture with a local Indian company and is planning to become a major LPG marketer.
   Following the lifting of U.S. sanctions, Caltex opened an office in Vietnam which, along with the rest of Indochina, represents a significant market expansion opportunity.

            POWER OF THE STAR

Our plan for growth calls on Texaco people to build on the power of the Star--our valued trademark--to augment our ongoing success in adding sales in selective markets.
   We will also continue to enhance the effi-ciency of our refineries as we battle to over-come increased costs from mandated regula-tions and arbitrary product specifications, and market-driven decreases in margins.
   Our strategies for growing volume
through streamlined, productive business units are designed to help us "make our own margins" in highly competitive markets, thereby increasing the value of our share-holders' investment.


GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A16.




                   Texaco Inc. 1994 Annual Report to Stockholders page 20.


                  TECHNOLOGY AND RESEARCH



Technological innovation supports and energizes all of Texaco's core businesses. We are a leader in identifying and applying the most advanced technologies for discovering and producing hydrocarbons. These technologies enable us to in-crease cost-effective production of oil and natural gas from new and existing fields and to extend our reserve base. Downstream, our international research teams help improve refinery processes and grow profitable market share with petroleum products that meet changing customer needs. Our commitment to supporting research and technology creates value for stockholders by en-hancing our operations, and it opens new doors to strategic part-nerships with businesses and governments worldwide.


IMAGE MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A17.


      ADVANCED UPSTREAM TECHNOLOGY

In the Houston laboratories of our Explo-ration and Production Technology Depart-ment (EPTD), multidisciplinary teams of geoscientists and engineers are developing integrated technology that maximizes the po-tential of Texaco's hydrocarbon resources.
   To gain optimal production from our wholly owned Captain field in the U.K. North Sea, Texaco teams will combine horizontal drilling with new subsea pumping and metering systems that incorporate Texaco technology.
Economic development of Captain's heavy oil depends on advances that make it possible to drill horizontal wells as long as 6,000 feet in highly unconsolidated sands.
   To complement this drilling technology,
engineers and scientists at EPTD's multi-phase flow research facility near Humble, Texas, have successfully created an "extended-reach" production system to transport un-separated mixtures of oil and gas over long distances, eliminating the number of offshore structures for development, reducing costs and expanding our operating environment.
   Underscoring Texaco's technological capa-bility is our leadership in the Deepstar Pro-gram, a consortium of companies pooling technology to recover potentially huge oil and gas reserves in deepwater areas of the Gulf of Mexico. The subsea development of the Shasta prospect in late 1995 will be the first com-mercial application of Deepstar technology.
   At Texaco's two large steamflood opera-
tions--Kern River field in California and Indonesia's Duri field, operated by Texaco's affiliate Caltex Pacific Indonesia--engineers


IMAGE MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A18.




                   Texaco Inc. 1994 Annual Report to Stockholders page 21.


IMAGE MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A19.


and scientists continually seek new technologies to address the challenges of heat management.
   At Kern River, engineering and research
teams in 1994 introduced Texaco's patent-pending SpliTigator TM (Trade Mark) steam distribution piping technique, which supplies the optimal level of heat to extract the field's highly viscous oil, reducing production fuel costs by 10%.
   Duri's heat management program gener-
ates 50% more daily production than antici-pated with the same amount of steam, adding
5,000 barrels a day of oil in 1994. And Texaco-developed pressure and rate control devices will facilitate efforts to recover several hun-dred million barrels of oil from a new reservoir in Duri's shallow Rindu zone sands.
   While these innovative techniques are
reducing lifting costs and adding value to our hydrocarbon reserves, work is also proceeding on the Texaco Energy and Environmental
Multispectral Imaging Spectrometer, which will increase our position as a cost-competitive finder of oil and natural gas reserves. Sched-uled for deployment in the second quarter of 1995, this aircraft-mounted sensor will help
Texaco identify prospective hydrocarbon de-posits and monitor the impact of producing op-erations in environmentally sensitive areas.


   CREATING HIGH-PERFORMANCE PRODUCTS

At our Research and Development Depart-
ment laboratories in Beacon, New York;
Port Arthur, Texas; and Ghent, Belgium,
Texaco scientists formulate high-performance products to help expand our market share and bolster our competitive advantage.
   Texaco's line of CleanSystem3 gasolines, in-troduced last year in the U.S., Europe and Latin America, is one example. This superior motor fuel not only cleans fuel injectors and in-take valves, but also removes existing deposits from the combustion chamber. Motorists' ac-ceptance of CleanSystem3 demonstrates that technologically advanced products carry their value directly to the bottom line.
   Also contributing to Texaco's growth is our ability to create lubricant products that meet rising automotive performance standards, and demands of industrial and commercial users. In
1994, we developed, improved or commercialized more than 50 industrial and transportation lubricants tailored to customer requirements.
   Texaco scientists and engineers also apply innovative technology to improve the manu-facturing processes that generate our prod-ucts, often by entering strategic alliances and licensing agreements with other companies.
   For example, in conjunction with a promi-nent catalyst manufacturer, we developed and successfully tested our new Tex-2710 ultra-low sediment catalyst in 1994. Designed for use with Texaco-licensed H-Oil R (Registered) refining tech-nology, this catalyst enhances the production of light petroleum products from residual oil, thereby increasing refinery yields.
   We made excellent progress during 1994
and into 1995 in the licensing of facilities based on our unique Texaco Gasification Process, an advanced technology that converts low-grade hydrocarbons such as high-sulfur coal, petro-leum coke and heavy oil into a clean synthesis gas for the production of electric power, chem-icals and other industrial products. During
1994, this proprietary technology was selected for six important projects in the U.S., China and Spain, with additional major gasification agreements concluded early in 1995.
   Texaco's concern for the environment is a major consideration in all our operations, and a number of research projects are undertaken solely to make our processes environmentally sound. Among these are a membrane-based, wastewater treatment unit; membrane tech-nology to reclaim fluid emulsions used in the metalworking industry; and continuing research in bioremediation techniques.
   In every aspect of our business, our ability to apply advanced, innovative technologies gives Texaco a competitive advantage. Our strong commitment to research and technology underpins our plan for growth and profitability.


IMAGE MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A20.




                   Texaco Inc. 1994 Annual Report to Stockholders page 22.


IMAGE MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A21.




                   Texaco Inc. 1994 Annual Report to Stockholders page 23.


        TEXACO'S VISION AND VALUES



IMAGE MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A22.


Throughout its 93-year history, Texaco
has lived by--and thrived on--a set of
sustaining corporate values. These values reinforce our commitment to produce high-quality products and services for our cus-tomers in order to generate consistent, fully competitive returns for our shareholders.
Our core values also energize our drive to develop the full potential of every Texaco employee, and commit us to exacting stan-dards of ethical conduct and corporate responsibility within the communities we serve throughout the world.
   If Texaco is to achieve our vision of
industry leadership, we must have a highly motivated and effective workforce, prepared to respond to the competitive rigors we face.
Central to our goal is the need for clear channels of interactive, meaningful commu-nications throughout the organization.
   To facilitate communication, to test the scope and depth of commitment to our val-ues and progress on employee-related issues, periodic surveys are conducted across the entire Texaco team. Among the results of such activity are the refinement and focusing of the broad array of training services we offer to hone the professional skills of Texaco employees, the broadened use of teams to tackle vexing operational and managerial issues and the programs ini-tiated to underscore and understand the importance of diversity in the workplace.
   We have been making solid progress on
affirmative action plans, through which we have increased the representation of minori-ty groups and women in our workforce at a time when the redefinition of how we man-age and how we do business has seen a reduction in worldwide workforce for con-tinuing operations of some 21% since year-end 1991. To assure our commitment to con-tinued progress, we are updating and broad-ening our studies in regard to equal employment opportunity and affirmative action. As in the past, a report will be avail-able to shareholders later in 1995.
   Equally important and under constant
consideration is Texaco's core value of dedi-cation to protection of the environment, as well as the health and safety of our employ-ees, customers and neighbors.
   As we strive for continuous improvement
in this crucial arena, we have focused on such areas as reducing atmospheric releases of chemicals, managing wastes from our operations more effectively and reducing the number of lost-time incidents. Audit teams regularly review environment, health and safety issues at operating facilities worldwide. We have compiled and reported on our progress in the third edition of Texaco's Environment, Health and Safety
Review, which was sent to shareholders
in 1994.
   Texaco invigorates its commitment to
social responsibility through our corporate contributions programs, distributions by the
Texaco Foundation and ever-broadening
employee volunteer programs. From our
long-standing support of major cultural
institutions such as the Metropolitan Opera, to equally significant efforts to enhance edu-cation and beautify the environment, Texaco seeks to improve the quality of life within the communities we serve.
   With our corporate principles and values as guides, we will continue to monitor, assess and report our progress in corporate social responsibility, environmental compli-ance, ethical conduct and respect for the individual.




                   Texaco Inc. 1994 Annual Report to Stockholders page 24.





FINANCIAL AND OPERATIONAL INFORMATION

Texaco Inc. and Subsidiary Companies




26  FINANCIAL REVIEW

37  STATEMENT OF CONSOLIDATED INCOME

38  CONSOLIDATED BALANCE SHEET

39  STATEMENT OF CONSOLIDATED
    CASH FLOWS

40  STATEMENT OF CONSOLIDATED
    STOCKHOLDERS' EQUITY


    NOTES TO CONSOLIDATED
    FINANCIAL STATEMENTS

42  Note 1.   Description of Significant Accounting
              Policies
43  Note 2.   Changes in Accounting Principles
44  Note 3.   Assets Under Agreements for Sale
44  Note 4.   Discontinued Operations
45  Note 5.   Inventories
45  Note 6.   Investments and Advances
46  Note 7.   Properties, Plant and Equipment
46  Note 8.   Short-Term Debt, Long-Term Debt,
              Capital Lease Obligations and
              Related Derivatives
49  Note 9.   Lease Commitments and Rental
              Expense
49  Note 10.  Preferred Stock and Rights
51  Note 11.  Foreign Currency
51  Note 12.  Taxes
53  Note 13.  Employee Benefit Plans
56  Note 14.  Stock Incentive Plan
56  Note 15.  Other Financial Information
57  Note 16.  Financial Instruments and
              Commitments
59  Note 17.  Contingent Liabilities
59  Note 18.  Financial Data by Geographic Area

61  REPORT OF MANAGEMENT

61  REPORT OF INDEPENDENT
    PUBLIC ACCOUNTANTS


    SUPPLEMENTAL OIL AND GAS
    INFORMATION

62  Estimated Proved Reserves
65  Capitalized Costs
65  Costs Incurred
66  Results of Operations
67  Average Sales Prices and Production Costs--
    Per Unit
67  Standardized Measure of Discounted Future Net
    Cash Flows
68  Changes in the Standardized Measure of
    Discounted Future Net Cash Flows


    SELECTED FINANCIAL DATA

69  Selected Quarterly Financial Data
70  Five-Year Comparison of Selected Financial Data

71  INVESTOR INFORMATION




                   Texaco Inc. 1994 Annual Report to Stockholders page 25.


                  FINANCIAL REVIEW

         Texaco Inc. and Subsidiary Companies


CONSOLIDATED HIGHLIGHTS
(Millions of dollars, except
per share and ratio data)    1994        1993       1992
--------------------------------------------------------
Revenues from
 continuing
 operations               $33,353     $34,071    $36,530
Net income from
 continuing oper-
 ations, before
 cumulative effect
 of accounting
 changes                  $   979     $ 1,259    $ 1,038
Discontinued chem-
 ical operations:
  Net loss from
   operations                  --         (17)       (26)
  Net loss on
   disposal                   (69)       (174)        --
                       ---------------------------------
                              (69)       (191)       (26)
Cumulative effect
 of accounting
 changes                       --          --       (300)
                       ---------------------------------
Net income                $   910     $ 1,068    $   712
Stockholders'
 equity                   $ 9,749     $10,279    $ 9,973
Total assets              $25,505     $26,626    $25,992
Total debt                $ 6,481     $ 6,826    $ 6,581
Per common share
 (dollars)
 Net income (loss)
  before cumu-
  lative effect
  of accounting
  changes:
   Continuing
    operations            $  3.43     $  4.47    $  3.63
   Discontinued
    chemical
    operations               (.26)       (.73)      (.10)
 Cumulative effect
  of accounting
  changes                      --          --      (1.16)
                       ---------------------------------
 Net income               $  3.17     $  3.74    $  2.37
 Cash dividends           $  3.20     $  3.20    $  3.20
Current ratio                1.20        1.44       1.33
Return on average
 stockholders'
 equity*                      9.8%       12.5%      10.9%
Return on average
 capital employed*            8.0%        9.4%       8.5%
Total debt to total
 borrowed and
 invested capital            38.5%       38.7%      39.3%
                       =================================

*Returns exclude discontinued chemical operations and the 1992 cumulative effect of accounting changes.


GRAPHIC MATERIALS APPEAR HERE.
SEE APPENDIX, PART B, ITEM B1 AND ITEM B2.


   Consolidated worldwide net income for the year
1994 was $910 million, or $3.17 per common share, compared with $1,068 million, or $3.74 per common share for the year 1993 and $712 million, or $2.37 per common share for the year 1992.
   These results include special gains and charges as well as discontinued chemical operations. Also, results for 1992 reflect the cumulative effect of the adoption of Statement of Financial Accounting
Standards (SFAS) 106, "Employers' Accounting for
Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes," including Texaco's equity in the Caltex group of companies and Star Enterprise. The adoption of these two Standards resulted in a net cumulative charge as of January 1, 1992 of $300 million, or $1.16 per common share. Excluding the cumula-tive effect of accounting changes, net income for 1992 amounted to $1,012 million, or $3.53 per common share.

DISCONTINUED CHEMICAL OPERATIONS
In 1993, Texaco entered into memorandums of understanding with an affiliate of the Jon M.
Huntsman Group of Companies for the sale of substantially all of Texaco's worldwide chemical operations and, therefore, has accounted for these operations as discontinued operations.
   On April 21, 1994, Texaco Inc. received from
Huntsman Corporation $850 million on the sale of Texaco Chemical Company and related interna-tional operations, consisting of $650 million in cash and an 11-year subordinated note with a face amount of $200 million. Not included in this trans-action was Texaco's worldwide lubricant additives business. On February 14, 1995, Texaco and Hunts-man Corporation announced that they intend to form a joint venture to own and operate this busi-ness, which includes manufacturing facilities in Port Arthur, Texas and Ghent, Belgium, among others, as well as sales and marketing offices in various locations in the U.S. and abroad. Forma-tion of the joint venture is expected to take place during the first half of 1995.
   Summary statements and other detailed finan-cial information on discontinued chemical opera-tions can be found in Note 4 to the Consolidated
Financial Statements on page 44 of this report.




                    Texaco Inc. 1994 Annual Report to Stockholders page 26.


PLAN FOR GROWTH
On July 5, 1994, Texaco announced a plan for growth, designed to thrust the company into top quartile performance among petroleum industry competitors. Building on the company's demon-strated successes as a cost-competitive finder of oil and natural gas resources, the action plan focuses on asset redeployment, the reduction of overheads and improved operating efficiencies through cost controls and strengthened core businesses.

   By the end of 1994, initial achievements included the following:

   Texaco has reversed the trend of production decline, increasing worldwide output by 66,000 barrels of oil equivalent per day in 1994. Higher production of crude oil in the North Sea, Indo-nesia and the Partitioned Neutral Zone, joined by increased natural gas output, were key factors.

   Sales of Texaco branded motor fuels increased, aided by the introduction of CleanSystem3 gaso-lines in the U.S., Europe and Latin America.

   Texaco cut overhead costs by some $200 million during 1994, continuing the company's trend of reducing operating expenses.

   In addition, Texaco has taken the following actions:

   Completed the sale, during the third quarter of 1994, of its 50% equity interest in the joint-venture company, Texaco Marketing AB, which operates service stations and manufactures and markets lubricants in Sweden, to its partner
   OK Petroleum AB for a purchase price of $60 million.

   Completed the sale, in March 1995, of more than 300 scattered Texaco producing fields to Apache
   Corporation for approximately $600 million.
   The properties included in the sale are located in the Permian Basin of Texas, offshore Gulf of Mexico, onshore Louisiana, East and South
   Texas, the Rocky Mountains and the Mid-
   Continent area of the United States.

   Signed an agreement with STENA, a Swedish marine transportation company, to create a strategic alliance to coordinate Texaco's inter-national marine transportation requirements.
   The alliance is to be completed during the first quarter of 1995.

   Signed an agreement with Norsk Hydro to cre-ate a joint venture, effective January 1, 1995, for the sale of petroleum products in Norway, Den-mark and, potentially, in the Baltic States. The joint venture will hold a strong position in the Norwegian and Danish markets, with a gasoline market share of approximately 20% and 17%, respectively. The joint venture will also have the capacity for future growth in the region, and will have a major presence in markets for diesel, lubricants and heating fuel.


GRAPHIC MATERIALS APPEAR HERE.
SEE APPENDIX, PART B, ITEM B3 AND ITEM B4.


   Announced a projected capital expenditure level for 1995 of $3.3 billion, an increase of 20% over the 1994 spending level.

RESULTS OF CONTINUING OPERATIONS
The following analysis relates to Texaco's consoli-dated and functional results for continuing operations.

REVENUES
Consolidated worldwide revenues from continuing operations were $33.4 billion in 1994 as compared to $34.1 billion in 1993 and $36.5 billion in 1992.
Revenues for 1994 as compared to 1993 decreased principally due to lower worldwide average crude oil prices and lower U.S. crude oil volumes, par-tially offset by increased international sales as a result of higher production. Higher sales volumes of natural gas in the U.S. and sales from new gas production in Europe were generally offset by lower U.S. natural gas prices. Sales volumes of refined products increased, mainly in the U.S., including higher sales of gasolines, which were somewhat offset by lower product prices. Product sales in Latin America benefited from both higher volumes and prices, which were partly offset by lower prices and volumes in Europe.

   In 1993, revenues declined as compared to 1992 reflecting lower worldwide prices for crude oil and refined products, partially offset by higher natural gas prices.

COSTS AND EXPENSES
Purchases and other costs were $23.9 billion in 1994, $24.7 billion in 1993 and $27.0 billion in 1992.
This downward trend reflects the impact of declin-ing worldwide average crude oil prices and lower purchases. Partially offsetting the 1994 decreases were higher volumes of natural gas purchased in the United States. Costs for refined products for 1994 as compared with 1993 were virtually unchanged, yet declined from 1992 reflecting lower volumes.





                   Texaco Inc. 1994 Annual Report to Stockholders page 27.


   In 1994, Texaco continued to realize benefits from decreased expenses from its initiatives to reduce overheads and improve operational effi-ciencies. During each of the last three years, the company was successful in reducing cash oper-ating expenses. These improvements were achieved despite higher levels of activity, the pres-sures of inflation and expenses associated with efforts to reduce overheads and restructure oper-ations. Texaco has reduced the number of employees in worldwide continuing operations from 37,500 at the end of 1991 to 29,700 in 1994, a decrease of approximately 21%.
   Depreciation, depletion and amortization expenses increased in 1994, as compared to 1993, mainly reflecting higher international oil and gas production resulting from successful project com-pletions, mainly in the U.K. North Sea.

INCOME TAXES
Income tax expense was $225 million in 1994, a tax benefit of $87 million in 1993 and a tax expense of $311 million in 1992. The year 1994 included higher taxable income from the expanding international producing operations which are generally subject to high statutory tax rates. Also, the year 1994 had lower tax benefits relating to the sales of interests in a subsidiary than in 1993. The year 1993 also included certain nonrecurring tax benefits from tax law and rate changes in the United Kingdom.

NET INCOME
Consolidated net income from continuing oper-ations includes special items in addition to net income directly related to the current production, manufacturing, marketing and distribution of products and services of the company. The ele-ments of consolidated net income from continuing operations are provided below. Explanations of net income are shown in the functional analysis which follows.


(Millions of dollars)        1994        1993       1992
--------------------------------------------------------
Net income, before
 special items              $ 915      $1,132     $1,138
Net special charges          (125)        (83)      (130)
Tax benefits on
 sales of interests
 in a subsidiary              189         210         30
                         -------------------------------
Net income from
 continuing oper-
 ations, before
 cumulative effect
 of accounting
 changes                    $ 979      $1,259     $1,038
                         ===============================


The Consolidated Financial Statements and related Notes should be read in conjunction with this financial review.


GRAPHIC MATERIALS APPEAR HERE.
SEE APPENDIX, PART B, ITEM B5 AND ITEM B6.


FUNCTIONAL ANALYSIS
Worldwide net income from continuing operations in the following table is segregated between oper-ating and corporate/nonoperating. Operating re-sults are further segregated functionally and geographically.


NET INCOME
(Millions of dollars)        1994        1993       1992
--------------------------------------------------------
Operating earnings
 (losses)
 Petroleum and
  natural gas
  Exploration and
   production
   United States           $  414      $  510     $  543
   International              253         322        416
                        --------------------------------
    Total                     667         832        959
  Manufacturing,
   marketing and
   distribution
   United States              257         215        267
   International              360         434        300
                        --------------------------------
    Total                     617         649        567
    Total petro-
     leum and
     natural gas            1,284       1,481      1,526
 Nonpetroleum                 (32)        (13)       (19)
                        --------------------------------
    Total
     operating
     earnings               1,252       1,468      1,507
Corporate/
 nonoperating                (273)       (209)      (469)
                        --------------------------------
Net income from
 continuing oper-
 ations, before
 cumulative effect
 of accounting
 changes                   $  979      $1,259     $1,038
                        ================================


PETROLEUM AND NATURAL GAS
EXPLORATION AND PRODUCTION


UNITED STATES
(Millions of dollars)        1994        1993       1992
--------------------------------------------------------
Operating earnings,
 before special
 items                     $  438      $  548     $  576
Special charges               (24)        (38)       (33)
                        --------------------------------
 Total operating
  earnings                 $  414      $  510     $  543

Selected Operating
 Data
Net production of
 crude oil and
 NGL's (MBPD)                 407         423        432
Net production of
 natural gas--
 available for sale
 (MMCFPD)                   1,716       1,729      1,782
Natural gas sales
 (MMCFPD)                   3,092       2,735      2,705
                        ================================





                    Texaco Inc. 1994 Annual Report to Stockholders page 28.


   Total domestic upstream operating earnings were $414 million, $510 million and $543 million for the years 1994, 1993 and 1992, respectively.
Operating earnings in the U.S. were impacted by the downward slide in average crude oil prices during the three-year period. Texaco's average crude oil price of $16.36 per barrel in 1992 declined
$2.10 per barrel in 1993 and an additional $.83 per barrel in 1994. In 1994, crude oil prices rose stead-ily during the first six months from a low of approx-imately $11 per barrel at the beginning of the year to about $14 per barrel at year-end.
   Operating earnings in 1994 as compared to 1993 were also adversely impacted by a $.20 per MCF drop in average natural gas prices from the price levels experienced in 1993. Most of this drop in natural gas prices in 1994 occurred in the second half of the year due to oversupply conditions and unseasonably warm weather on the U.S. East
Coast during the fourth quarter. This decrease in natural gas prices contrasted with a 20% increase in average natural gas prices in 1993 over 1992 levels.
   Operating results were also impacted by lower crude oil and natural gas production, which has declined less than 3% annually on a barrel of oil equivalent basis during the past two years. The impact of normal production declines from matur-ing fields was largely offset by added production from the company's successful exploration and development program. Although natural gas sales volumes remained virtually flat from 1992 to 1993, sales increased approximately 13% in 1994 as com-pared to 1993, reflecting increased marketing efforts to meet rising demand.
   Significantly lower operating expenses in all periods benefited results. Expense reductions, before taxes and special items, of $67 million in 1993 as compared to 1992, and an additional $111 million in 1994, exemplify the company's beneficial restructuring programs and business process initiatives to reduce producing and overhead expenses.
   Operating results for the year 1994 include a net gain of $4 million resulting from gains on sales of various producing properties of $36 million less certain asset write-downs of $32 million.
   Total operating earnings for 1994 included spe-cial charges of $24 million for the estimated cost of employee separations.
   Total operating earnings for 1993 included a deferred tax charge due to the U.S. income tax rate increase and a special charge related to staff reduc-tions. Results for 1992 included special charges primarily related to staff reductions, property damage associated with Hurricane Andrew and environmental and other issues.


GRAPHIC MATERIALS APPEAR HERE.
SEE APPENDIX, PART B, ITEM B7 AND ITEM B8.


INTERNATIONAL
(Millions of dollars)        1994        1993       1992
--------------------------------------------------------
Operating earnings,
 before special
 items                       $269        $212       $414
Net special
 (charges) credits            (16)        110          2
                          ------------------------------
 Total operating
  earnings                   $253        $322       $416
Selected Operating
 Data
Net production of
 crude oil and
 NGL's, including
 CPI (MBPD)                   376         305        304
Net production of
 natural gas--
 available for sale
 (MMCFPD)                     319         238        213
Natural gas sales
 (MMCFPD)                     337         255        223
                          ==============================


   Texaco's total operating results outside the United States were $253 million, $322 million and $416 million for 1994, 1993 and 1992, respectively.
Total operating earnings for 1994 included special charges of $16 million related to the adjustment to fair market value of certain facilities being offered for sale and the estimated cost of employee separa-tions. Total operating results for 1993 included a benefit of $169 million related to changes in the U.K. Petroleum Revenue Tax associated with the taxability of certain items, as well as a tax rate reduction. This was partially offset by special charges related to staff reductions and the write-down of the carrying value of certain assets, prin-cipally in the North Sea, brought about by changes in the Petroleum Revenue Tax laws. Special items for 1992 included a gain related to the favorable settlement of a Danish tax issue and special charges primarily related to staff reductions.
   Excluding special items, operating results bene-fited in all three years from increasing crude oil production, mainly in the North Sea, Australia, Indonesia and the Partitioned Neutral Zone between Kuwait and Saudi Arabia. North Sea crude oil production in 1994 increased significantly over 1993 levels primarily from new production and development at the Strathspey, Saltire and Piper fields. The shut-in of North Sea production platforms for scheduled maintenance and installa-tion of safety equipment negatively impacted results for 1992. New production in Australia from the Roller and Skate fields benefited results in 1994, whereas new production in Indonesia from the Belida field in 1993 benefited results for both years. Also, natural gas results in 1994 increased mainly due to new production in the North Sea from the Orwell, Strathspey and Saltire fields.





                    Texaco Inc. 1994 Annual Report to Stockholders page 29.


   Lower worldwide crude oil prices resulting from global economic and supply/demand factors, caused Texaco's average international crude oil prices to decrease from 1992 through 1994, which adversely impacted earnings.
   Operating results were impacted by non-cash charges of $15 million in 1994 and benefits of $8 million and $99 million for 1993 and 1992, respec-tively, relating to the currency exchange impacts under SFAS 109 of the Pound Sterling on deferred income taxes.


MANUFACTURING, MARKETING AND
DISTRIBUTION


UNITED STATES
(Millions of dollars)        1994        1993       1992
--------------------------------------------------------
Operating earnings,
 before special
 items                      $ 281       $ 306      $ 288
Net special charges           (24)        (91)       (21)
                         -------------------------------
 Total operating
  earnings                  $ 257       $ 215      $ 267

Selected Operating
 Data--including
 interest in an
 affiliate
Refinery input
 (MBPD)                       673         658        652
Refined product
 sales (MBPD)                 882         830        880
                         ===============================


   Total operating earnings for 1994 were $257 million versus $215 million and $267 million in 1993 and 1992, respectively. Included in 1994 total operating earnings were special charges of $24 mil-lion related to the adjustment to fair market value of certain facilities offered for sale and the esti-mated cost of employee separations. Total operat-ing results for 1993 included special charges mainly for staff reductions and reserves for environmental remediation. Special charges in
1992 related mainly to staff reductions and prop-erty damage associated with a fire at the Los
Angeles refinery.
   Excluding special items, operating results for 1992 through 1994 benefited from increased sales of branded gasolines of over 3% from 1992, in part due to the successful introduction in March 1994 of Texaco's CleanSystem3. Sales volumes in 1994 also included a greater volume of higher margin premium gasoline sales. However, rising crude costs and oversupply conditions in the mar-ketplace, some of which arose during the fourth quarter due to new reformulated gasoline require-ments and unseasonably warm weather on the East Coast, decreased margins during 1994.
Results for 1993 versus 1992 reflect improved prod-uct margins especially on the East and Gulf Coasts of the U.S. due to lower crude costs. However, oper-ating earnings for the year 1992 and the year 1993, as well as the first quarter of 1994, were adversely impacted by downtime at various refineries. Earn-ings for 1994 benefited from improved refinery performance during the last half of the year, as refinery throughputs for the year exceeded 1993 levels.


GRAPHIC MATERIALS APPEAR HERE.
SEE APPENDIX, PART B, ITEM B9 AND ITEM B10.


Texaco's trading and pipeline transportation network continued to be a strong contributor to the downstream results throughout these periods.


INTERNATIONAL
(Millions of dollars)        1994        1993       1992
--------------------------------------------------------
Operating earnings,
 before special
 items                     $  375      $  464     $  335
Net special charges           (15)        (30)       (35)
                        --------------------------------
 Total operating
  earnings                 $  360      $  434     $  300

Selected Operating
 Data--including
 interests in
 affiliates
Refinery input
 (MBPD)                       780         812        769
Refined product
 sales (MBPD)               1,470       1,504      1,454
                        ================================


   Texaco's total operating earnings outside the United States were $360 million in 1994 compared with $434 million and $300 million in 1993 and 1992, respectively. In the areas served by the com-pany's affiliate Caltex, including most Pacific Rim countries and South Africa, strong margins pre-vailed in 1993 as compared with 1992. However, in 1994, decreased results reflect depressed refining margins in Bahrain, Japan and Singapore due to rising crude prices during the year, as well as unfavorable currency exchange effects, mainly in the early part of the year. Benefits of $16 million were realized in 1994 as compared to charges of $51 million in 1993 due to lower of cost or market adjustments of inventories.
   Higher margins and product volumes in the Latin American operating areas, mainly in Brazil, continued to benefit earnings from 1992 through 1994. However, 1994 earnings, as compared to 1993, were negatively impacted as a result of downtime caused by the Panama refinery fire.
   Operating results in Europe in 1994, as com-pared to 1993, reflect decreased product margins due to rising crude prices and oversupply condi-tions during the year and the negative impact from the Pembroke, Wales, refinery fire. Earnings for 1993 as compared to 1992 benefited from improved product margins.
   Operating results for 1994 included non-cash charges of $16 million, as compared to benefits of $4 million and $23 million in the years 1993 and 1992, respectively, relating to the currency exchange impacts under SFAS 109 of the Pound
Sterling on deferred income taxes.





                    Texaco Inc. 1994 Annual Report to Stockholders page 30.


   Total operating earnings for 1994 included special charges related to the estimated cost of employee separations of $29 million, and the adjustment to fair market value of certain prop-erties being offered for sale of $9 million, partly offset by a gain of $23 million related to the sale of our interest in a downstream joint venture in Sweden.
   Special charges included in operating results for 1993 related to staff reductions and the reduction in the carrying value of certain marketing assets. Special charges in 1992 primarily related to financial reserves for the expected resolution of environmental and other issues, the write-down of the carrying value of certain assets and staff reductions.


NONPETROLEUM
(Millions of dollars)                 1994       1993      1992
---------------------------------------------------------------
Operating losses, before
 special items                        $ (3)      $ (9)     $ (1)
Special charges                        (29)        (4)      (18)
                                   ----------------------------
  Total operating losses              $(32)      $(13)     $(19)
                                   ============================


   Operating results in 1994, as compared to 1993, benefited from higher revenues from the licensing of gasification technology. These licensing profits in 1993 were somewhat less than in 1992.
   Included in total 1994 operating results were special charges of $29 million by an insurance subsidiary related to property dam-age from the fires occurring at both the Pembroke, Wales, and Panama refineries in the latter half of the year.
   The year 1993 included a special charge relating to an increase in the U.S. income tax rate. The year 1992 included special charges by an insurance subsidiary for property damage related to a fire at the Los Angeles refinery and Hurricane Andrew, as well as charges related to financial reserves for the expected resolution of litigation issues.


CORPORATE/NONOPERATING
(Millions of dollars)                  1994      1993      1992
---------------------------------------------------------------
Corporate/nonoperating, before
 special items                        $(445)    $(389)    $(474)
Net special charges                     (17)      (30)      (25)
Tax benefits on sales of interests
 in a subsidiary                        189       210        30
                                  -----------------------------
  Total                               $(273)    $(209)    $(469)
                                  =============================


   Corporate/nonoperating results include interest expense, gen-eral corporate expenses as well as interest income, dividends and other nonoperating income.
   For 1994, 1993 and 1992, benefits were realized from lower corporate overhead, resulting from the company's continuing expense reduction efforts. In all periods, results were adversely impacted by lower U.S. tax benefits associated with interest expense.
   During 1994, results were adversely affected by the reduction in capitalized interest expense resulting from project comple-tions, mainly in the North Sea. Also, benefits from sales of mar-ketable securities in 1994 were lower than amounts realized in 1993 and 1992.
   Results for 1992, before special items, included a $15 million charge related to the early call of several high cost debt issues. The year 1992 also benefited from the receipt of interest income on U.K. and Danish tax refunds.
   Special items for years 1994 and 1993 included the impact of current tax benefits realized and deferred tax benefits realizable through the sales of interests in a subsidiary. These benefits are realizable due to taxable gains on completed and announced sales of non-core assets, including the sale of discontinued chemical operations. Additionally, special items in 1994 and 1993 included charges relating to staff reductions.
   Also included in 1993 were benefits from a tax law change, a windfall profits tax refund and special charges relating to oil and gas issues. The year 1992 included tax benefits related to the sale of an interest in a subsidiary, special charges primarily related to staff reductions and the write-down of the carrying value of certain assets.


EMPLOYEE SEVERANCE PROGRAM
On July 5, 1994, Texaco announced its plan for growth which includes a series of action steps to increase competitiveness and profitability. This program also calls for reduction in overheads and improvements in operating efficiencies. Implementation of Texaco's program is expected to result in the reduction of approx-imately 2,500 employees involving both the U.S. and interna-tional upstream and downstream segments, as well as various support staff functions. During the second quarter of 1994, Texaco recorded a charge of $88 million, net of tax, for the antici-pated severance costs associated with the reduction of the 2,500 employees.
   As of December 31, 1994, implementation of Texaco's program has included reductions of approximately 1,365 employees worldwide with a related commitment to severance payments of $64 million, or an after-tax cost of $43 million. Of this commit-ment, payments of $39 million have been made as of December 31, 1994. Currently, there is no change in the company's projections under this program.





                    Texaco Inc. 1994 Annual Report to Stockholders page 31.


ENVIRONMENTAL MATTERS
As one of Texaco's core strategies, the Environ-ment, Health and Safety (EHS) policies underscore the importance of safeguarding both the environ-ment wherever the company conducts its business, and the health and safety of our employees and neighbors. The company has an ongoing EHS pro-cess that emphasizes continuous improvement and works closely with governmental agencies to ensure that all domestic and international laws and regulations are met. The worldwide respon-sibilities for this process are coordinated by a cor-porate division president and are overseen by the Public Responsibility Committee of the Board of
Directors. The company has realized improve-ments in its systems for managing EHS activities which include enhanced facility auditing practices, diverse remediation and emergency preparedness systems, and innovative processes and tech-nologies that are compatible with a clean environ-ment while providing our customers with competitively priced products and services.
   Texaco is involved in many proactive organiza-tions that define and promote environmental stan-dards such as the American Petroleum Institute, the Global Climate Coalition and the International
Chamber of Commerce. Texaco is associated with over 30 oil spill cooperatives worldwide which includes the Oil Spill Response Limited, East Asia
Response Limited and the Marine Spill Response
Corporation. Additionally, Texaco underwrites its own International Oil Spill Response team and carries out regional drills under the provisions of the U.S. Oil Pollution Act of 1990.
   Texaco makes substantial capital and operating expenditures concerning the environment. These expenditures relate to the reduction of the release of pollutants into the air and water and to the appropriate recycling or disposal of wastes. These expenditures also include costs associated with remediation obligations at company operated sites, previously operated sites and certain third party sites.
   The discussion that follows details environmen-tal expenditures and reserve information relative to Texaco and its equity in affiliates.
   In 1994, Texaco's capital environmental expen-ditures totaled $350 million, or nearly 13% of Texaco's 1994 capital expenditure program, with $198 million expended in the United States. Capi-tal expenditures projected for the company for 1995 and 1996 total $375 million and $291 million, respectively. For these 1995 and 1996 capital expen-ditures, approximately 64% and 66%, respectively, will relate to operations in the United States.
Included in the foregoing expenditures are amounts associated with the modification of the company's refining and distribution systems to produce reformulated gasoline which is required under the U.S. Clean Air Act. The requirement for
Phase I reformulated gasoline was effective Janu-ary 1, 1995.


GRAPHIC MATERIALS APPEARS HERE.
SEE APPENDIX, PART B, ITEM B11 AND B12.


   Texaco spent and expensed $436 million in 1994 associated with the reduction of pollution in the company's ongoing operations, the manufacturing of cleaner burning fuels and in the management of the company's environmental programs, including
Superfund taxes. A similar level of expenditures is expected in 1995.
   Expenditures in 1994 relating to remediation amounted to $152 million. The company had finan-cial reserves of $709 million at the end of 1994 for the estimated future costs of its environmental remediation programs. These expenditures and reserves principally relate to remediation activities at refineries, terminals and service stations, and to third party waste sites in which Texaco has been named a responsible party.
   Since the enactment of the Comprehensive
Environmental Response, Compensation and Lia-bility Act (commonly referred to as Superfund), the Environmental Protection Agency (EPA), other regulatory agencies and groups have identified
Texaco as a potentially responsible party (PRP) for cleanup of hazardous waste sites. Texaco has deter-mined that it may have potential exposure, though limited in certain cases, at about 190 multiparty hazardous waste sites, of which 78 sites are on the EPA's National Priority List. Although liability under Superfund is joint and several, the company is actively pursuing and/or participating in the sharing of Superfund costs with other identified
PRP's on the basis of the weight, volume and tox-icity of the material contributed by the PRP's. The expenditures in 1994 relating to remediation included $18 million for multiparty waste sites.
The financial reserves for environmental remedia-tion include $73 million relative to multiparty waste sites. This reserve is based on the company's analysis of developments at various of these sites for which costs can reasonably be estimated. How-ever, there are potential additional costs for waste sites for which a range of exposures cannot reason-ably be estimated until further information develops. In many cases, the amounts and types of wastes are still under investigation by regulatory agencies.
   In addition to the environmental remediation reserves, the company also provides financial reserves to cover the cost of restoration and aban-donment of its oil and gas producing properties.
These reserves at December 31, 1994 totaled $840 million. Expenditures in 1994 for restoration and abandonment amounted to $52 million.
   In summary, Texaco has provided, to the extent reasonably measurable, financial reserves for its probable environmental remediation liabilities.
The recording of these obligations is based on tech-





                   Texaco Inc. 1994 Annual Report to Stockholders page 32.


nical evaluations of the currently available facts, interpretation of the regulations and the com-pany's experience with similar sites. Additional financial reserve requirements relative to existing and new remediation sites may be necessary in the future when more facts are known. In addition, capital and other environmental expenditures may be required in the future as the result of new or revised regulations. The potential also exists for further legislation to provide limitations on lia-bility. It is not possible to project the costs or a range of costs for environmental items beyond that disclosed above due to uncertainty surrounding future developments, both in relation to remedia-tion exposure and to regulatory initiatives. How-ever, while future environmental expenditures that will be incurred by the petroleum industry may certainly be significant in the absolute, they will be a cost of doing business that will have to be recovered in the marketplace. The fact that Texaco has taken a proactive approach to prevention, detection and remediation of environmental prob-lems gives the company a competitive position in our industry with respect to future environmental costs. Moreover, it is not believed that such future costs will be material to the company's financial position nor to its operating results over any rea-sonable period of time.

LIQUIDITY AND CAPITAL RESOURCES
The company's cash, cash equivalents and short-term investments totaled $464 million at Decem-ber 31, 1994 as compared with $536 million at year-end 1993.
   Texaco's net cash provided by operating activi-ties for 1994 of $2.9 billion (as presented on the Statement of Consolidated Cash Flows) was impacted by several significant cash inflows and outflows that were not directly related to current period operations. These items include a cash inflow relating to the discontinuation of financing by Texaco of credit card receivables of its affiliate, Star Enterprise, and cash outflows for payments related to the State of Louisiana royalties settle-ment which is discussed below and certain environmental, severance and legal expenditures.
In the aggregate, these items increased Texaco's net cash flow by some $70 million.
   In addition to cash from operating activities, proceeds of nearly $1 billion were received from asset sales, including $650 million from the sale of its chemical operations. These sources of cash plus financing activities were used to support Texaco's capital and exploratory program of $2.1 billion, for the payment of dividends to common, preferred and minority shareholders of $1 billion, the retire-ment of $648 million of preferred stock, the retire-ment of debt and for other general corporate purposes.


GRAPHIC MATERIALS APPEAR HERE.
SEE APPENDIX, PART B, ITEM B13, ITEM B14 AND ITEM B15.


   In April of 1994, Texaco completed the sale of substantially all of its worldwide chemical opera-tions, which had been classified as discontinued operations. In addition to the $650 million cash proceeds received, the company also received an 11-year subordinated note with a face amount of $200 million. Additional information regarding discon-tinued operations is contained in Note 4.
   In 1994, Texaco reduced total debt some $300 million to $6.5 billion at year-end 1994. This decline lowered Texaco's ratio of total debt to total borrowed and invested capital to 38.5% at Decem-ber 31, 1994 from 38.7% at year-end 1993.
   During the 1992 through 1994 period, Texaco continued to restructure its debt portfolio by redeeming, prior to maturity, over $1 billion of high cost debt, in addition to scheduled debt maturities, and securing over $2 billion of attractive term-committed funding. As a result, the company's liquidity position was improved as the average maturity of its debt at year-end increased from 9.0 years in 1992 to 12.2 years in 1994. Contractual annual maturities of long-term debt over the next five years have been balanced to avoid unusual draws on cash in any one year. The company's weighted average interest rate on total debt out-standing at December 31, 1994, including the immaterial effect of debt-related derivatives, rose by only one-half of a percentage point to 7.6% from a year ago. This was achieved despite sharply rising interest rates as measured by the 2.5 percentage point increase in U.S. Federal Funds rate.
   Financing activities in 1994 also reflect the issu-ance of $112 million of preferred stock by Texaco
Capital LLC, a finance subsidiary of Texaco Inc.
During 1994, Texaco redeemed in cash and retired all outstanding shares of its Series C Variable Rate
Cumulative Preferred Stock having an aggregate liquidation preference of $267 million. Addi-tionally, during 1994, Texaco commenced a stock repurchase program and purchased 6.1 million shares of its common stock through open market transactions. On November 8, 1994, the company exchanged the purchased shares of common stock for all of the shares of Texaco Inc.'s Series E Vari-able Rate Cumulative Preferred Stock, with a stated value of $381 million, which were then retired. These actions, in conjunction with related financing and investing activities, reduced the company's overall cost of capital.
   Texaco continues to maintain a $2 billion revolving credit facility as of year-end 1994 as com-pared to credit facilities of $2.35 billion at Decem-ber 31, 1993. The $2 billion facility remained unused at year-end 1994. During the year, Texaco terminated a $350 million revolving credit facility.
Texaco also terminated its $400 million accounts receivable sales facility. Additionally, in 1994, a sub-sidiary of Texaco entered into a revolving credit





                   Texaco Inc. 1994 Annual Report to Stockholders page 33.


facility for $330 million, which was fully utilized as of December 31, 1994 and is reflected in long-term debt.
   During 1994, Texaco reached an out-of-court global settlement with the State of Louisiana in which Texaco agreed to pay the State $250 million to end a long-standing royalties dispute. This amount, which was fully reserved for in previous years, did not result in a 1994 charge to income.
Texaco paid the first installment of $150 million in February 1994 and will pay $50 million in 1995 and $50 million in 1996. Texaco also agreed to and has initiated an economic expansion program in Loui-siana which will cause $152 million to be spent over a five-year period on expanded activity and invest-ments affecting state-owned oil and gas properties in which Texaco has interests.
   Subsequent to 1994, Texaco completed a sale to Apache Corporation of more than 300 scattered producing fields for approximately $600 million.
Proceeds from this sale will be reinvested in core businesses and used to strengthen Texaco's finan-cial position to ensure that the Company is well positioned for future growth opportunities.
   As an international petroleum company, Texaco is exposed to commodity price, foreign exchange and interest rate risks. These risks are primarily managed by the careful structuring of transactions with their related exposures. To a lesser extent, the company also employs certain commonly used derivative financial instruments as a cost-effective and efficient means of managing its risks. Deriva-tive usage is subject to corporate risk management policies which prohibit speculative positions and restrict the amount of exposure on all derivative transactions by establishing dollar, term and vol-umetric limits. Accordingly, the company's exposure in derivative transactions, in the aggre-gate, is immaterial.
   The company considers its financial position sufficient to meet its anticipated future financial requirements.

RESERVES
Texaco's worldwide net proved reserves at year-end 1994, including equity in P.T. Caltex Pacific
Indonesia (CPI), a 50% owned affiliate operating in Indonesia, totaled 3.7 billion barrels of oil equiva-lent, of which 57% are located in the United States.
The worldwide reserves include 2.7 billion barrels of crude oil and natural gas liquids, and 6.2 trillion cubic feet of natural gas.


GRAPHIC MATERIALS APPEAR HERE.
SEE APPENDIX, PART B, ITEM B16 AND ITEM B17.


   On a worldwide basis, including equity reserves and excluding purchases and sales, the company added new volumes to its reserve base equal to 111% of combined liquids and gas production in 1994, 112% in 1993 and 94% in 1992. During 1994,
the company added new volumes to its reserve base equal to 90% of combined liquids and gas produc-tion in the United States and 141% outside the United States. The three-year worldwide reserve replacement average for 1992-1994 was 106% and the five-year replacement average for 1990-1994 was 107%.
   Texaco's worldwide finding and development costs were $3.54 in 1994, $4.04 over the three-year period 1992-1994 and $4.15 over the five-year period 1990-1994.
   See the "Supplemental Oil and Gas Informa-tion" section starting on page 62 for further infor-mation regarding Texaco's estimated proved reserves.

CAPITAL AND EXPLORATORY
EXPENDITURES
Worldwide capital and exploratory expenditures for continuing operations, including equity in such expenditures of affiliates, were $2.7 billion for the year 1994 as compared to $2.9 billion in 1993 and $3.0 billion in 1992. The decline reflects the impact of continuing depressed crude oil prices and low refined product margins. Texaco, however, is com-mitted to its worldwide plan for growth and adding value for its shareholders. The company continues to add to its underground reserve base through a focused and balanced approach. This approach mixes a selection of low to high risk exploration opportunities with those opportunities where established core reserves can be exploited through enhanced reserve recovery programs utilizing
Texaco's technological expertise. Texaco is also upgrading refinery facilities to enhance the pro-duction of valuable light-end products and to meet the challenges of environmental mandates. Texaco continues to improve product distribution through investments in its retail marketing outlets. Many of these opportunities are in the international sec-tor as evidenced by the increased focus on expendi-tures outside the United States over recent years.





                   Texaco Inc. 1994 Annual Report to Stockholders page 34.


UNITED STATES
Upstream capital and exploratory expenditures in 1994 were essentially unchanged as compared to 1993 and increased when compared to 1992 representing higher drilling and workover activity with particular emphasis on developmental gas projects. Downstream expenditures in 1994 by Texaco and its affiliate, Star Enterprise, declined as compared to recent years due primarily to the completion of major refinery projects and upgrades in 1993, partially offset by increased investments in 1994 involving a reformulated gasoline project and higher expenditures relating to marketing and pipeline investments as compared to 1992.


INTERNATIONAL
Upstream capital and exploratory expenditures in 1994 declined from recent years reflecting successful project completions in the U.K. North Sea which have increased production of liquids and natural gas. This decline was partially offset by increased invest-ments in Nigeria, Trinidad and Australia, as well as development activities which began in a U.K. North Sea field in 1994. Down-stream expenditures in 1994 increased compared to 1993 and 1992, reflecting refinery upgrades and modernization and higher marketing investments by the company's affiliate, Caltex, which conducts operations in the Middle East and Far East. In addition, expenditures increased due to an ongoing refinery upgrade proj-ect in Panama which began late in 1993. These increases were partially offset by lower expenditures for service station construc-tion and rehabilitation in the U.K. and the completion of Euro-pean refinery upgrades underway in 1993 and 1992.


1995 CAPITAL AND EXPLORATORY
EXPENDITURES
Texaco's capital and exploratory spending level, including equity in such expenditures of affiliates, is projected to approximate $3.3 billion during 1995, an increase of 20% over the 1994 spending level. This level of expenditures includes the partial reinvestment of proceeds from asset sales and reflects Texaco's determination to expand upon its core activities and aggressively pursue attrac-tive opportunities around the world to grow shareholder value in 1995 and beyond. Of this amount, 56% has been designated for upstream opportunities and 44% for downstream and other activ-ities. On a geographical basis, 55% will be directed to interna-tional areas and 45% to the U.S.
   Upstream investments encompass a focused worldwide risk-balanced exploration program, as well as major offshore develop-ments such as the Captain field in the U.K. North Sea and other opportunities in Trinidad, Colombia and West Africa. In the
United States, capital spending will be targeted on existing growth properties, mainly in South Louisiana, the Gulf of Mexico and the Permian Basin in Texas. In addition, expenditures con-tinue to be designated for development projects in the Partitioned Neutral Zone, an area located between Kuwait and Saudi Arabia.
   Downstream investments will emphasize selective high growth areas around the world. The 1995 program includes expanding our presence in the Pacific Rim through Texaco's affili-ate, Caltex, and capitalizing on the synergies of broader market-ing alliances, such as Texaco's joint venture with Norsk Hydro in Norway, Denmark and, potentially, in the Baltic States. In the U.S., expenditures will concentrate on increased marketing investments by Texaco and its affiliate, Star Enterprise, as well as continued expenditures to upgrade our refineries and meet environmental requirements.
   Texaco is also accelerating its strategic marketing with com-panies such as Subway R (Registered) and Taco Bell R (Registered) to support co-development projects in Texaco convenience stores.
   Other planned investments will continue to support Alternate Energy as a growth business through opportunities in cogenera-tion, gasification and power generation projects.


CAPITAL AND EXPLORATORY
EXPENDITURES
(Millions of dollars)                  1994      1993      1992
---------------------------------------------------------------
Texaco Inc. and subsidiary
 companies
United States
 Exploration                         $  194    $  194    $  190
 Production                             595       602       545
 Manufacturing, marketing
  and distribution                      271       347       363
 Other                                   35        37        60
                                  -----------------------------
  Total                               1,095     1,180     1,158
                                  -----------------------------
International
 Exploration                            241       280       254
 Production                             404       475       607
 Manufacturing, marketing
  and distribution                      292       291       318
 Other                                    2         6        16
                                  -----------------------------
  Total                                 939     1,052     1,195
                                  -----------------------------
  Total Texaco Inc. and
   subsidiary companies               2,034     2,232     2,353
                                  -----------------------------
Equity in affiliates
United States
 Exploration and production               1         3         3
 Manufacturing, marketing
  and distribution                      152       147       246
 Other                                    3         7        17
                                  -----------------------------
  Total                                 156       157       266
                                  -----------------------------
International
 Exploration and production             150       151       148
 Manufacturing, marketing
  and other*                            401       352       237
                                  -----------------------------
  Total                                 551       503       385
                                  -----------------------------
  Total equity in affiliates            707       660       651
                                  -----------------------------
  Total continuing operations         2,741     2,892     3,004
Discontinued operations                  22        84       160
                                  -----------------------------
Total worldwide                      $2,763    $2,976    $3,164
                                  =============================


*Excludes expenditures of Caltex' affiliated companies.





                   Texaco Inc. 1994 Annual Report to Stockholders page 35.


INDUSTRY REVIEW


REVIEW OF 1994
The world economy expanded at a 3.2% rate in 1994, the highest rate of growth since 1989. Spurred by accommodative monetary policy and rising exports, Continental Europe joined North Amer-ica and the United Kingdom in economic recovery. The Japanese economy remained relatively weak, but showed some signs of improvement after being stimulated by tax cuts and increased public works spending. The strongest economic growth last year continued to be in the developing world, especially in the newly industrializing nations of the Pacific Rim and Latin America.
Gross Domestic Product continued to fall in most of the former Soviet republics, but positive growth occurred in several of the Eastern European economies.
   World petroleum demand rose to a record 68.2 million BPD in 1994, an increase of one million BPD from its 1993 level. Demand in the industrialized nations increased by 0.9 million BPD, reflect-ing the combined effects of the economic recovery, unusually cold winter weather in the United States, and a summer heat wave in Japan. In the developing countries, petroleum consumption grew by an additional 0.8 million BPD, bolstered by strong increases in demand in the Pacific Rim countries and Latin America. Despite increased demand in Eastern Europe, oil demand in the former
Soviet bloc as a whole (including Eastern Europe) continued its downward trend of recent years, falling by 0.7 million BPD.



WORLD PETROLEUM DEMAND
(MBPD)                       1994        1993       1992
--------------------------------------------------------
Industrial nations           39.9        39.0       38.8
Developing nations           22.1        21.3       20.2
Former Soviet bloc            6.2         6.9        8.2
                          ------------------------------
    Total                    68.2        67.2       67.2
                          ==============================


   On the supply side, total net non-OPEC crude oil production rose from 35.2 million BPD to 35.6 million BPD, reversing a five-year decline. Buoyed by higher output from the United Kingdom, the North Sea reached a record level of over 5 million BPD in 1994. There were gains in other non-OPEC producing countries as well, particularly Argentina and Yemen. These increases, which totaled 1.2 million BPD, were more than sufficient to offset a 0.2 million BPD decline in crude output in the United States and a 0.6 million BPD production loss in the former Soviet Union.
   OPEC crude oil production also rose in 1994, averaging 25 million BPD, an increase of 0.3 million BPD from 1993 levels. Iraq, OPEC's historically second largest producer, remained excluded from the international market by United Nations sanctions.
   Despite the general improvement in economic and petroleum demand fundamentals, excess oil inventories worldwide depressed international petroleum prices during the early months of 1994. The per-barrel spot price of U.S. benchmark West Texas Intermediate (WTI), for example, averaged just $14.85 dur-ing the January-March period, the lowest quarterly level since the end of 1988. However, OPEC production restraint, the general firming in demand, and supply disruptions in Nigeria helped boost prices in the late spring and summer. WTI briefly approached $21 per barrel in June, before declining somewhat over the second half of the year. For 1994 overall, WTI averaged $17.19 per barrel, 6.8% below the previous year.
   Even with lower average crude oil prices, refiners' margins in 1994 weakened in most major regions as significant additions to global refining capacity outstripped growth in world petroleum demand.


NEAR-TERM OUTLOOK
World economic growth is expected to accelerate in 1995. While the U.S. economy could slow somewhat as a result of tightening monetary measures by the Federal Reserve, the expansion in Western Europe is projected to gain momentum.
   Moreover, the negative near-term effects of the Kobe earth-quake on Japan's economic growth are expected to be offset by reconstruction spending in the later part of the year. The econo-mies of the former Soviet Union will probably experience another decline in 1995, but many of the countries of Eastern Europe are anticipated to experience positive economic growth.
   Robust economic expansion is expected to boost world oil demand from 68.2 to 69.1 million BPD in 1995. In the United States, slower economic growth and an assumed return to normal weather conditions, should limit oil demand growth to only about
0.1 million BPD. The economic upswing in Western Europe will add another 0.2 million BPD to world demand. Most of the growth in oil demand will continue to come from the developing coun-tries, where petroleum usage is expected to expand by about one million BPD. The declines in the former Soviet bloc are projected to slow significantly to about 0.4 million BPD.


NEAR-TERM WORLD SUPPLY/DEMAND
BALANCE
(MBPD)                                   1995       1994
--------------------------------------------------------
Demand                                   69.1       68.2
Supply
 Non-OPEC Crude                          36.0       35.6
 OPEC Crude                              25.1       25.0
 Other Liquids                            8.3        8.0
                                      ------------------
Total Supply                             69.4       68.6
                                      ------------------
  Stock Change                            0.3        0.4
                                      ==================


   Non-OPEC crude production is expected to increase by 0.4 million BPD in 1995 to 36.0 million BPD. North Sea production will advance further and additional increases are expected from the development of Colombia's Cusiana field and from other produc-ing countries. The combined losses from the United States and the former Soviet Union are anticipated to average about 0.5 million BPD (compared to 0.8 million BPD last year), as the rates of decline moderate in both regions.
   Purchases of OPEC oil are projected to increase slightly in 1995, as growth in non-OPEC supplies alone will not meet rising world demand for oil. However, international oil markets could remain unstable and potentially weak in 1995, depending on OPEC's adherence to its quota, the status of Iraqi export flows and other major market forces.
   Colder than normal weather in the first part of the year helped push U.S. natural gas consumption up by 0.4 trillion cubic feet
(TCF) in 1994 to 20.7 TCF. However, an increase in domestic gas production and additional inflows from Canada contributed to a slide in natural gas prices in the latter part of the year. Despite the expected slowing of the U.S. economy, natural gas consumption is expected to continue to grow in 1995.





                    Texaco Inc. 1994 Annual Report to Stockholders page 36.

                                            STATEMENT OF CONSOLIDATED INCOME

                                          Texaco Inc. and Subsidiary Companies


(Millions of dollars) For the years ended December 31                                                   1994      1993       1992
---------------------------------------------------------------------------------------------------------------------------------
Revenues
Sales and services (includes transactions with significant affiliates of $2,561 million in 1994,
   $3,027 million in 1993 and $3,672 million in 1992)                                               $ 32,540  $ 33,245   $ 35,687
Equity in income of affiliates, income from dividends, interest, asset sales and other                   813       826        843
                                                                                                 --------------------------------
                                                                                                      33,353    34,071     36,530
                                                                                                 --------------------------------

Deductions
Purchases and other costs (includes transactions with significant affiliates
   of $1,679 million in 1994, $1,709 million in 1993 and $1,838 million in 1992)                      23,931    24,667     26,961
Operating expenses                                                                                     3,069     3,086      3,072
Selling, general and administrative expenses                                                           1,679     1,783      1,792
Maintenance and repairs                                                                                  390       418        446
Exploratory expenses                                                                                     307       352        349
Depreciation, depletion and amortization                                                               1,735     1,568      1,536
Interest expense                                                                                         498       459        477
Taxes other than income taxes                                                                            496       549        530
Minority interest                                                                                         44        17         18
                                                                                                 --------------------------------
                                                                                                      32,149    32,899     35,181
                                                                                                 --------------------------------
Income from continuing operations, before income taxes and cumulative effect
   of accounting changes                                                                               1,204     1,172      1,349
Provision for (benefit from) income taxes                                                                225       (87)       311
                                                                                                 --------------------------------
Net income from continuing operations, before cumulative effect of accounting changes                    979     1,259      1,038
Discontinued operations
   Net loss from operations                                                                               --       (17)       (26)
   Net loss on disposal                                                                                  (69)     (174)        --
                                                                                                 --------------------------------
                                                                                                         (69)     (191)       (26)
Cumulative effect of accounting changes                                                                   --        --       (300)
                                                                                                 --------------------------------
Net Income                                                                                          $    910  $  1,068   $    712
                                                                                                 ================================
Preferred stock dividend requirements                                                               $     91  $    101   $     99
                                                                                                 --------------------------------
Net income available for common stock                                                               $    819  $    967   $    613
                                                                                                 ================================
Net Income Per Common Share (dollars)
Net income (loss) before cumulative effect of accounting changes
   Continuing operations                                                                            $   3.43  $   4.47   $   3.63
   Discontinued operations                                                                              (.26)     (.73)      (.10)
Cumulative effect of accounting changes                                                                   --        --      (1.16)
                                                                                                 --------------------------------
Net income                                                                                          $   3.17  $   3.74   $   2.37
                                                                                                 ================================
Average Number of Common Shares Outstanding (thousands)                                              258,813   258,923    258,656
                                                                                                 ================================

See accompanying notes to consolidated financial statements.





                   Texaco Inc. 1994 Annual Report to Stockholders page 37.


                                                CONSOLIDATED BALANCE SHEET

                                           Texaco Inc. and Subsidiary Companies


(Millions of dollars) As of December 31                                                                           1994       1993
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
 Cash and cash equivalents                                                                                     $   404    $   488
 Short-term investments--at fair value                                                                              60         48
 Accounts and notes receivable (includes receivables from significant affiliates of $142 million in 1994 and $199 million in 1993), less allowance for doubtful
  accounts of $25 million in 1994 and $28 million in 1993                                                        3,297      3,529
 Inventories                                                                                                     1,358      1,298
 Assets under agreements for sale (see Note 3)                                                                     488         --
 Net assets of discontinued operations (see Note 4)                                                                195      1,180
 Deferred income taxes and other current assets                                                                    217        322
                                                                                                            ----------------------
    Total current assets                                                                                         6,019      6,865
Investments and Advances                                                                                         5,336      4,984
Net Properties, Plant and Equipment                                                                             13,483     14,171
Deferred Charges                                                                                                   667        606
                                                                                                            ---------------------
    Total                                                                                                      $25,505    $26,626
                                                                                                            =====================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Notes payable, commercial paper and current portion of long-term debt                                         $   917    $   669
 Accounts payable and accrued liabilities (includes payables to significant affiliates of $93 million in 1994 and $81 million in 1993)
   Trade liabilities                                                                                             1,980      1,887
   Accrued liabilities                                                                                           1,317      1,437
 Estimated income and other taxes                                                                                  801        763
                                                                                                            ---------------------
    Total current liabilities                                                                                    5,015      4,756
Long-Term Debt and Capital Lease Obligations                                                                     5,564      6,157
Deferred Income Taxes                                                                                              879      1,162
Employee Retirement Benefits                                                                                     1,130      1,104
Deferred Credits and Other Noncurrent Liabilities                                                                2,558      2,636
Minority Interest in Subsidiary Companies                                                                          610        532
                                                                                                            ---------------------
    Total                                                                                                       15,756     16,347
Stockholders' Equity
 Variable Rate Cumulative Preferred Stock                                                                           --        648
 Market Auction Preferred Shares                                                                                   300        300
 ESOP Convertible Preferred Stock                                                                                  515        536
 Unearned employee compensation                                                                                   (282)      (337)
 Common stock--274,293,417 shares issued                                                                         1,714      1,714
 Paid-in capital in excess of par value                                                                            654        655
 Retained earnings                                                                                               7,463      7,463
 Currency translation adjustment                                                                                    87         18
 Unrealized net gain on investments                                                                                 51         58
                                                                                                            ---------------------
                                                                                                                10,502     11,055
 Less--Common stock held in treasury, at cost--14,761,296 shares in 1994
  and 15,273,372 shares in 1993                                                                                    753        776
                                                                                                            ---------------------
    Total stockholders' equity                                                                                   9,749     10,279
                                                                                                            ---------------------
    Total                                                                                                      $25,505    $26,626
                                                                                                            =====================


See accompanying notes to consolidated financial statements.




                    Texaco Inc. 1994 Annual Report to Stockholders page 38.


                                           STATEMENT OF CONSOLIDATED CASH FLOWS

                                           Texaco Inc. and Subsidiary Companies


(Millions of dollars) For the years ended December 31                                                   1994      1993       1992
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                                           $   910   $ 1,068    $   712
Reconciliation to net cash provided by (used in) operating activities
 Loss on disposal of discontinued operations                                                             103       223         --
 Cumulative effect of accounting changes                                                                  --        --        300
 Depreciation, depletion and amortization                                                              1,735     1,631      1,627
 Deferred income taxes                                                                                  (213)     (283)        67
 Exploratory expenses                                                                                    307       352        349
 Minority interest in net income                                                                          44        17         18
 Dividends from affiliates, less than equity in income                                                   (79)     (227)      (149)
 Gains on asset sales                                                                                   (125)      (23)       (27)
 Changes in operating working capital
  Accounts and notes receivable                                                                          278      (275)       650
  Inventories                                                                                            (60)       26         45
  Accounts payable and accrued liabilities                                                              (350)     (215)      (529)
  Other--mainly estimated income and other taxes                                                          23      (108)      (184)
 Other--net                                                                                              286       176       (204)
                                                                                                  -------------------------------
    Net cash provided by operating activities                                                          2,859     2,362      2,675

INVESTING ACTIVITIES
Capital and exploratory expenditures                                                                  (2,050)   (2,326)    (2,533)
Proceeds from sale of discontinued operations,
 net of cash and cash equivalents sold                                                                   645        --         --
Proceeds from sales of assets                                                                            328       373        176
Purchases of investment instruments                                                                     (693)   (1,342)    (1,457)
Sales/maturities of investment instruments                                                               672     1,258      1,303
Other--net                                                                                                (7)       (7)        (2)
                                                                                                  -------------------------------
    Net cash used in investing activities                                                             (1,105)   (2,044)    (2,513)

FINANCING ACTIVITIES
Borrowings having original terms in excess of three months
 Proceeds                                                                                                660       821      1,707
 Repayments                                                                                             (707)     (796)    (1,529)
Net increase (decrease) in other borrowings                                                             (251)      296        (49)
Issuance of preferred stock                                                                               --        --        300
Issuance of preferred stock by subsidiaries                                                              112       425         --
Redemption of Series C Preferred Stock                                                                  (267)       --         --
Purchases of common stock for Series E Preferred Stock exchange                                         (381)       --         --
Dividends paid to the company's stockholders
 Common                                                                                                 (830)     (828)      (828)
 Preferred                                                                                               (91)     (101)       (99)
Dividends paid to minority shareholders                                                                  (87)      (84)        (8)
Other--net                                                                                                (3)      (11)        --
                                                                                                  -------------------------------
    Net cash used in financing activities                                                             (1,845)     (278)      (506)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                                               7       (13)       (38)
                                                                                                  -------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                         (84)       27       (382)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                           488       461        843
                                                                                                  -------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                             $   404   $   488    $   461
                                                                                                  ===============================


See accompanying notes to consolidated financial statements.




                    Texaco Inc. 1994 Annual Report to Stockholders page 39.


                                 STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                      Texaco Inc. and Subsidiary Companies


(Shares in thousands; amounts in millions of dollars)                              1994                 1993                 1992
---------------------------------------------------------------------------------------------------------------------------------
PREFERRED STOCK--par value $1;                                         Shares    Amount    Shares     Amount    Shares     Amount
Shares authorized--30,000,000                                      --------------------  -------------------  -------------------
Series C Variable Rate Cumulative Preferred Stock--
stated value of $50 per share
   Beginning of year                                                    5,334   $   267     5,334    $   267     5,334    $   267
   Redemption                                                          (5,334)     (267)       --         --        --         --
                                                                   --------------------------------------------------------------
   End of year                                                             --        --     5,334        267     5,334        267
                                                                   --------------------------------------------------------------
Series E Variable Rate Cumulative Preferred Stock--
stated value of $100,000 per share
   Beginning of year                                                        4       381         4        381         4        381
   Redemption                                                              (4)     (381)       --         --        --         --
                                                                   --------------------------------------------------------------
   End of year                                                             --        --         4        381         4        381
                                                                   --------------------------------------------------------------
Market Auction Preferred Shares (Series G, H, I and J)--
liquidation preference of $250,000 per share
   Beginning of year                                                        1       300         1        300        --         --
   Issuance                                                                --        --        --         --         1        300
                                                                   --------------------------------------------------------------
   End of year                                                              1       300         1        300         1        300
                                                                   --------------------------------------------------------------
Series B ESOP Convertible Preferred Stock--
liquidation value of $600 per share
   Beginning of year                                                      812       487       823        494       828        497
   Retirements                                                            (32)      (19)      (11)        (7)       (5)        (3)
                                                                   --------------------------------------------------------------
   End of year                                                            780       468       812        487       823        494
                                                                   --------------------------------------------------------------
Series F ESOP Convertible Preferred Stock--
liquidation value of $737.50 per share
   Beginning of year                                                       66        49        67         49        68         50
   Retirements                                                             (3)       (2)       (1)        --        (1)        (1)
                                                                   --------------------------------------------------------------
   End of year                                                             63        47        66         49        67         49
                                                                   --------------------------------------------------------------

UNEARNED EMPLOYEE COMPENSATION (related to ESOP
preferred stock and restricted stock awards)
   Beginning of year                                                               (337)                (385)                (435)
   Establishment                                                                     (5)                 (10)                  --
   Amortization and other                                                            60                   58                   50
                                                                   --------------------------------------------------------------
   End of year                                                                     (282)                (337)                (385)
                                                                   --------------------------------------------------------------

COMMON STOCK--par value $6.25;
Shares authorized--350,000,000
   Issued                                                             274,293     1,714   274,293      1,714   274,293      1,714
                                                                   --------------------------------------------------------------

COMMON STOCK HELD IN TREASURY, AT COST
   Beginning of year                                                   15,273      (776)   15,545       (789)   15,799       (799)
   Debenture conversions                                                   --        --        --         --       (12)         1
   Stock repurchases for preferred stock exchange                       6,107      (381)       --         --        --         --
   Preferred stock exchange                                            (6,107)      381        --         --        --         --
   Other--mainly employee compensation plans                             (512)       23      (272)        13      (242)         9
                                                                   --------------------------------------------------------------
   End of year                                                         14,761      (753)   15,273       (776)   15,545       (789)
                                                                   ==============================================================

                                                                                                          (Continued on next page)



See accompanying notes to consolidated financial statements.





                    Texaco Inc. 1994 Annual Report to Stockholders page 40.


                                 STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                      Texaco Inc. and Subsidiary Companies


(Millions of dollars)                                                                                   1994      1993       1992
---------------------------------------------------------------------------------------------------------------------------------
PAID-IN CAPITAL IN EXCESS OF PAR VALUE
  Beginning of year                                                                                 $    655  $    654   $    658
  Issuance and redemption of preferred stock, treasury stock transactions
    relating to investor services plan and employee compensation plans                                    (1)        1         (4)
                                                                                                 --------------------------------
  End of year                                                                                            654       655        654
                                                                                                 --------------------------------
RETAINED EARNINGS
  Balance at beginning of year                                                                         7,463     7,312      7,514
  Add:
    Net income                                                                                           910     1,068        712
    Tax benefit on unallocated ESOP Convertible
      Preferred Stock dividends                                                                           11        13         13
  Deduct: Dividends declared on
    Common stock ($3.20 per share in 1994, 1993 and 1992)                                                830       828        828
    Preferred stock
      Series C Variable Rate Cumulative Preferred Stock                                                   13        18         20
      Series E Variable Rate Cumulative Preferred Stock                                                   19        25         28
      Market Auction Preferred Shares (Series G, H, I and J)                                              10         8         --
      Series B ESOP Convertible Preferred Stock                                                           45        47         47
      Series F ESOP Convertible Preferred Stock                                                            4         4          4
                                                                                                 --------------------------------
  Balance at end of year                                                                               7,463     7,463      7,312
                                                                                                 --------------------------------
CURRENCY TRANSLATION ADJUSTMENT
  Beginning of year                                                                                       18       (24)       (19)
  Change during year                                                                                      69        42         (5)
                                                                                                 --------------------------------
  End of year                                                                                             87        18        (24)
                                                                                                 --------------------------------
UNREALIZED NET GAIN ON INVESTMENTS
  Beginning of year                                                                                       58        --         --
  Change during year                                                                                      (7)       58         --
                                                                                                 --------------------------------
  End of year                                                                                             51        58         --
                                                                                                 --------------------------------
STOCKHOLDERS' EQUITY--END OF YEAR (including preceding page)                                        $  9,749  $ 10,279   $  9,973
                                                                                                 ================================


See accompanying notes to consolidated financial statements.




                    Texaco Inc. 1994 Annual Report to Stockholders page 41.


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Texaco Inc. and Subsidiary Companies



NOTE 1. DESCRIPTION OF SIGNIFICANT ACCOUNTING
POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements consist of the accounts of Texaco Inc. and subsidiary companies owned directly or indirectly more than 50 percent. Intercompany accounts and transactions are eliminated.
   The U.S. Dollar is the functional currency of all the company's operations and of a substantial portion of the operations of its affiliates accounted for on the equity method. For these opera-tions, all gains and losses from transactions not denominated in the functional currency are included in income currently, except for certain hedging transactions. The cumulative translation effects for the equity affiliates using functional currencies other than the U.S. Dollar are included in the currency translation adjustment in stockholders' equity.

CASH EQUIVALENTS
Highly liquid investments with a maturity of three months or less when purchased are generally considered to be cash equivalents.

INVENTORIES
Virtually all inventories of crude oil, petroleum products and petrochemicals are stated at cost, determined on the last-in, first-out (LIFO) method. Other merchandise inventories are stated at cost, determined on the first-in, first-out (FIFO) method. Mate-rials and supplies are stated at average cost. Inventories are valued at the lower of cost or market.

INVESTMENTS AND ADVANCES
The equity method of accounting is used for investments in certain affiliates owned 50 percent or less, including corporate joint ventures and partnerships. Under this method, equity in the pre-tax income or losses of partnerships and in the net income or losses of corporate joint-venture companies is reflected currently in Texaco's revenues, rather than when realized through divi-dends or distributions. Investments in the entities accounted for on this method generally reflect Texaco's equity in their underly-ing net assets.
   The company's interest in the net income of affiliates accounted for at cost is reflected in net income when realized through dividends.
   Investments in debt securities and in equity securities with readily determinable fair values are generally accounted for at fair value.

PROPERTIES, PLANT AND EQUIPMENT AND
DEPRECIATION, DEPLETION AND AMORTIZATION
Texaco follows the "successful efforts" method of accounting for its oil and gas exploration and producing operations.
   Lease acquisition costs related to properties held for oil, gas and mineral production are capitalized when incurred. Unproved properties with acquisition costs which are individually signifi-cant are assessed on a property-by-property basis, and a loss is recognized, by provision of a valuation allowance, when the assessment indicates an impairment in value. Unproved proper-ties with acquisition costs which are not individually significant are generally aggregated and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized on an average holding period basis.
   For purposes of determining and recognizing permanent impairment of productive properties, excluding those assets held for sale, the aggregate carrying value of the productive properties in a geographical operating area is tested against the undis-counted projection of net future cash flows for that area. However, for evaluation of proved properties not yet part of the productive pool of assets, any significant impairment is determined and recognized on an individual property basis.
   Exploratory costs, excluding the costs of exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination whether the wells have found proved reserves which justify commercial development. If such reserves are not found, the drilling costs are charged to exploratory expenses. Intangible drilling costs applicable to productive wells and to development dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, are capitalized.
   The costs of productive leaseholds and other capitalized costs related to producing activities, including tangible and intangible costs, are amortized principally by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved oil and gas reserves. Estimated future resto-ration and abandonment costs are taken into account in deter-mining amortization and depreciation rates.
   Depreciation of properties, plant and equipment related to facilities other than producing properties is provided generally on the group plan, using the straight-line method, with depreciation rates based upon estimated useful life applied to the cost of each class of property. Assets not on the group plan are depreciated based on estimated useful lives using the straight-line method.
   Capitalized nonmineral leases are amortized over the esti-mated useful life of the asset or the lease term, as appropriate, using the straight-line method.
   Periodic maintenance and repairs applicable to marine vessels and manufacturing facilities are accounted for on the accrual basis. Normal maintenance and repairs of all other properties, plant and equipment are charged to expense as incurred.
Renewals, betterments and major repairs that materially extend the useful life of properties are capitalized and the assets replaced, if any, are retired.
   When capital assets representing complete units of property are disposed of, the difference between the disposal proceeds and net book value is credited or charged to income. When miscella-





                   Texaco Inc. 1994 Annual Report to Stockholders page 42.


neous business properties are disposed of, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.

ENVIRONMENTAL EXPENDITURES
When remediation of a property is probable and the related costs can be reasonably estimated, environmentally-related remedia-tion costs are expensed and recorded as liabilities. If recoveries of environmental costs from third parties are probable, a receivable is recorded. Other environmental expenditures, principally main-tenance or preventive in nature, are recorded when expended and are expensed or capitalized as appropriate.

MINORITY INTEREST IN SUBSIDIARY COMPANIES
Minority interest in the Consolidated Balance Sheet reflects minority owners' share of stockholders' equity in subsidiaries.

DEFERRED INCOME TAXES
Deferred income taxes are determined utilizing a liability approach. The income statement effect is derived from changes in deferred income taxes on the balance sheet. This approach gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. These differences relate to items such as deprecia-ble and depletable properties, exploratory and intangible drilling costs, nonproductive leases, merchandise inventories and certain liabilities. This approach gives immediate effect to changes in income tax laws upon enactment.
   Provision is not made for possible income taxes payable upon distribution of accumulated earnings of foreign subsidiary com-panies and affiliated corporate joint-venture companies when such earnings are deemed to be permanently reinvested.
   The company adopted Statement of Financial Accounting
Standards 109 as of January 1, 1992. For additional information, refer to Note 2.

NET INCOME PER COMMON SHARE
Primary net income per common share is based on net income less preferred stock dividend requirements divided by the average number of common shares outstanding and common equivalents.
Fully diluted net income per common share assumes full conver-sion of all convertible securities into common stock at the later of the beginning of the year or date of issuance (unless antidilutive).

ACCOUNTING FOR CONTINGENCIES
Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the company's management and legal counsel. The assessment of loss con-tingencies necessarily involves an exercise of judgment and is a matter of opinion. In assessing loss contingencies related to legal proceedings that are pending against the company or unas-serted claims that may result in such proceedings, the company's legal counsel evaluates the perceived merits of any legal proceed-ings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.
   If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the company's financial statements. If the assessment indicates that a potentially material loss contingency is not proba-ble, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.
   Loss contingencies considered remote are generally not dis-closed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. However, in some instances in which disclosure is not otherwise required, the company may disclose contingent liabilities of an unusual nature which, in the judgment of management and its legal counsel, may be of interest to shareholders or others.

NOTE 2. CHANGES IN ACCOUNTING PRINCIPLES
During the first quarter of 1994, the Caltex group of companies, owned 50% by Texaco, adopted the following Statement of Finan-cial Accounting Standards (SFAS).

Accounting For Certain Investments in Debt and Equity Securities--SFAS 115 requires that certain investments be classi-fied into three categories based on management's intent and be reported at fair value unless intended to be held to maturity. Adoption of SFAS 115, which was effective January 1, 1994, has no effect on reported net income. The cumulative effect on Texaco of Caltex's adoption of SFAS 115 at January 1, 1994 was not material, resulting in an increase in stockholders' equity of $35 million. The net effect on Texaco for the year 1994 was an additional net increase to stockholders' equity of $5 million. These increases are primarily unrealized gains on investments classified as available-for-sale by certain affiliates of Caltex.

      In 1993, the company adopted the following Statements.

Employers' Accounting for Postemployment Benefits--SFAS 112 requires companies to accrue the cost of postemployment benefits either during the years that the employee renders the necessary service or at the date of the event giving rise to the benefit, depending upon whether certain conditions are met. Adoption of the Standard as of January 1, 1993 did not impact 1993 net income since the company had been accounting for substantially all of these costs in accordance with the new Standard.

Accounting for Certain Investments in Debt and Equity Securities--SFAS 115 requires that investments in equity securi-ties that have readily determinable fair values and all invest-ments in debt securities be classified into three categories based on management's intent. Such investments are to be reported at fair value except for investments intended to be held to maturity which are to be reported at amortized cost. Previously, all such investments were accounted for at amortized cost.
   The cumulative effect on the consolidated financial state-ments of adopting SFAS 115 as of December 31, 1993 was not material. Adoption of this Standard resulted in an increase in stockholders' equity of $58 million, after related income taxes, representing unrealized net gains applicable to securities cate-gorized as available-for-sale under the new Standard. SFAS 115 prohibits restatement of previous financial statements.





                   Texaco Inc. 1994 Annual Report to Stockholders page 43.


   During the fourth quarter of 1992, the company and its signifi-cant affiliates adopted the following Statements, retroactive to January 1, 1992.

Employers' Accounting for Postretirement Benefits Other Than Pensions--SFAS 106 requires accrual of the cost of postretirement benefits over the estimated service lives of employees. For Texaco, these benefits principally relate to life insurance and health-care coverage. Previously, such costs were accounted for on a pay-as-you-go basis. The adoption of SFAS 106 resulted in a cumulative after-tax charge of $536 million, or $2.07 per com-mon share, and an after-tax charge for the year 1992 of $27 million, or $.10 per common share.

Accounting for Income Taxes--SFAS 109 maintains the liability concept of income tax accounting in SFAS 96, but allows for the assumption of future taxable income in the recognition of deferred tax assets. Additionally, under SFAS 109 deferred taxes are not recorded on the differences between the historic and current translation rates for accounts translated for financial reporting at historic rates. SFAS 96 required the recording of deferred taxes on such differences. The adoption of SFAS 109 resulted in a cumulative benefit of $236 million, or $.91 per common share, and a benefit for the year 1992 of $177 million, or $.68 per common share.


NOTE 3. ASSETS UNDER AGREEMENTS FOR SALE
In 1994, Texaco announced that it agreed to sell more than 300 domestic producing fields to Apache Corporation and agreed to form a strategic alliance with STENA which involves the sale of a portion of its international marine fleet. At December 31, 1994, the net properties, plant and equipment and deferred income taxes relating to those assets, and for other non-core assets for which sales agreements have been signed, have been classified as current assets on the Consolidated Balance Sheet. These sales are expected to be completed during the first quarter of 1995.


NOTE 4. DISCONTINUED OPERATIONS
In 1993, Texaco entered into memorandums of understanding with an affiliate of the Jon M. Huntsman Group of Companies for the sale of substantially all of Texaco's worldwide chemical oper-ations and, therefore, has accounted for these operations as discon-tinued operations.
   On April 21, 1994, Texaco Inc. received from Huntsman Corpo-ration $850 million on the sale of Texaco Chemical Company and related international operations, consisting of $650 million in cash and an 11-year subordinated note with a face amount of $200 million. Not included in this transaction was Texaco's worldwide lubricant additives business. On February 14, 1995, Texaco and Huntsman Corporation announced that they intend to form a joint venture to own and operate this business, which includes manufacturing facilities in Port Arthur, Texas and Ghent, Bel-gium, among others, as well as sales and marketing offices in various locations in the U.S. and abroad. Formation of the joint venture is expected to take place during the first half of 1995. Huntsman Corporation assumed and the joint venture shall assume current liabilities and ongoing contractual obligations of the respective operations, while Texaco retains or shall retain the remaining obligations applicable to events occurring prior to the closing dates.
   The results for chemical operations have been classified as dis-continued operations for all periods presented in the Statement of Consolidated Income. The assets and liabilities of discontinued operations have been classified in the Consolidated
Balance Sheet as "Net assets of discontinued operations" and as of December 31, 1994, the balance in this caption reflects the assets and liabilities of the worldwide lubricant additives bus-iness. Discontinued operations have not been segregated in the Statement of Consolidated Cash Flows and, therefore, amounts for certain captions will not agree with the respective Statement of Consolidated Income.
   Related party transactions between the discontinued opera-tions and Texaco's significant affiliates included both sale and purchase transactions. Sales to affiliates amounted to $12 million, $67 million and $81 million for 1994, 1993 and 1992, respectively. For the years 1994, 1993 and 1992, purchases from affiliates amounted to $20 million, $118 million and $102 million, respec-tively. Receivables from and payables to these affiliates at the end of each of these periods were immaterial.
   The summarized results of discontinued operations and related per common share effects are as follows:


(Millions of dollars)
For the years ended December 31        1994      1993      1992
---------------------------------------------------------------
Revenues                             $  415    $1,114    $1,128
                                  =============================
Loss from operations before
 income taxes                        $   --    $  (19)   $  (44)
Benefit from income taxes                --         2        18
                                  -----------------------------
Net loss from operations             $   --    $  (17)   $  (26)
                                  -----------------------------
Loss on disposal before
 income taxes*                       $ (103)   $ (223)   $   --
Benefit from income taxes                34        49        --
                                  -----------------------------
Net loss on disposal                 $  (69)   $ (174)   $   --
                                  -----------------------------
Total net loss                       $  (69)   $ (191)   $  (26)
                                  =============================

*1994 includes $15 million of
 income and 1993 includes $19
 million of losses during the
 phase-out period.

Per common share (dollars)
 Net loss from operations            $   --   $  (.06)   $ (.10)
 Loss on disposal                      (.26)     (.67)       --
                                  -----------------------------
 Total net loss                      $ (.26)  $  (.73)   $ (.10)
                                  =============================


   Summarized balance sheet data for the discontinued opera-tions is as follows. The difference between the net assets below at December 31, 1993 and the purchase price at that date is reflected in current liabilities in the Consolidated Balance Sheet.


(Millions of dollars) As of December 31          1994      1993
----------------------------------------------------------------
Assets
 Current Assets
  Accounts receivable                           $  31    $  128
  Inventories                                      30       121
  Other                                             6        25
                                             ------------------
    Total current assets                           67       274
 Net Properties, Plant and Equipment              148     1,025
 Other Noncurrent Assets                           --         9
                                             ------------------
    Total                                       $ 215    $1,308
                                             ------------------
Liabilities
 Current Liabilities                            $  19    $  109
 Noncurrent Liabilities                             1        19
                                             ------------------
    Total                                       $  20    $  128
                                             ------------------
Net assets of discontinued operations           $ 195    $1,180
                                             ==================





                    Texaco Inc. 1994 Annual Report to Stockholders page 44.


NOTE 5. INVENTORIES


(Millions of dollars) As of December 31          1994      1993
---------------------------------------------------------------
Crude oil                                      $  284    $  304
Petroleum products and petrochemicals             854       726
Other merchandise                                  30        52
Materials and supplies                            190       216
                                            -------------------
  Total                                        $1,358    $1,298
                                            ===================


The excess of estimated current cost over the book value of inventories carried on the LIFO basis of accounting was approx-imately $207 million and $137 million at December 31, 1994 and 1993, respectively.


NOTE 6. INVESTMENTS AND ADVANCES
Investments in affiliates, including corporate joint ventures and partnerships, owned 50% or less are accounted for on the equity method. Texaco's total investments and advances are sum-marized as follows:


(Millions of dollars) As of December 31          1994      1993
---------------------------------------------------------------
Affiliates accounted for on the equity method
  Caltex group of companies
   Exploration and production                  $  494    $  500
   Manufacturing, marketing and
    distribution                                1,873     1,647
                                            -------------------
  Total Caltex group of companies               2,367     2,147
  Star Enterprise                                 830       863
  Other affiliates                                709       731
                                            -------------------
                                                3,906     3,741
Miscellaneous investments,
 long-term receivables,
 etc., accounted for at
  Fair value                                      631       699
  Cost, less reserve                              799       544
                                            -------------------
  Total                                        $5,336    $4,984
                                            ===================


Texaco's equity in the net income of affiliates accounted for on the equity method, adjusted to reflect income taxes for partnerships whose income is directly taxable to Texaco, is as follows:


(Millions of dollars)
For the years ended December 31        1994      1993      1992
---------------------------------------------------------------
Equity in net income
 Caltex group of companies
  Exploration and production           $136      $134      $154
  Manufacturing, marketing
   and distribution                     210       227       180
                                    ---------------------------
 Total Caltex group of companies        346       361       334
 Star Enterprise                         37        61         7
 Cumulative effect of accounting
  changes--Caltex and Star               --        --       (11)
 Other affiliates                       111       108       125
                                    ---------------------------
  Total                                $494      $530      $455
                                    ---------------------------
Dividends received from these
 companies                             $467      $366      $351
                                    ===========================


The undistributed earnings of these affiliates accounted for on the equity method included in Texaco's retained earnings were $2,657 million, $2,585 million and $2,363 million as of December
31, 1994, 1993 and 1992, respectively.


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

The following table provides summarized financial information on a 100% basis for the Caltex group, Star and all other affiliates accounted for on the equity method, as well as Texaco's share. The net income of all partnerships, including Star, is net of estimated income taxes. The actual income tax liability is reflected in the accounts of the respective partners and not shown in the follow-ing table.
   Star's assets at the respective balance sheet dates include the remaining portion of the assets which were originally transferred from Texaco to Star at the fair market value on the date of formation. Texaco's investment and equity in the income of Star, as reported in the consolidated financial statements, reflect the remaining unamortized historical carrying cost of the assets transferred to Star at formation. Additionally, Texaco's invest-ment includes adjustments necessary to reflect contractual arrangements on the formation of this partnership, principally involving contributed inventories.





                    Texaco Inc. 1994 Annual Report to Stockholders page 45.


                                          Caltex group         Star Enterprise Other equity affiliates             Texaco's share
                          ---------------------------- ----------------------- ----------------------- --------------------------
(Millions of dollars)           1994     1993     1992    1994    1993    1992    1994    1993    1992     1994     1993     1992
---------------------------------------------------------------------------------------------------------------------------------
For the years ended
 December 31:
Gross revenues               $15,148  $15,648  $17,527 $ 6,100 $ 6,399 $ 6,965 $ 3,058 $ 3,233 $ 2,891  $11,766  $12,224  $13,299
Income before income
 taxes and cumula-
 tive effect of account-
 ing changes                 $ 1,111  $ 1,178  $ 1,178 $   101 $   194 $    29 $   639 $   633 $   634  $   780  $   852  $   781
Net income (loss)*           $   689  $   720  $   720 $    66 $   126 $   (53)$   410 $   406 $   416  $   494  $   530  $   455
                          =======================================================================================================

As of December 31:
Current assets               $ 2,421  $ 2,123  $ 2,378 $   928 $ 1,015 $ 1,081 $   641 $   635 $   675  $ 1,711  $ 1,637  $ 1,826
Noncurrent assets              7,389    6,266    5,485   3,247   3,188   3,097   3,351   3,481   3,464    6,453    5,888    5,463
Current liabilities           (3,072)  (2,411)  (2,453)   (748)   (647)   (717)   (759)   (755)   (774)  (2,213)  (1,835)  (1,862)
Noncurrent
 liabilities and
 deferred credits             (1,853)  (1,537)  (1,453) (1,109) (1,161) (1,170) (1,835) (1,928) (1,979)  (1,969)  (1,876)  (1,890)
Minority interest
 in subsidiary
 companies                      (152)    (146)    (138)     --      --      --      --      --      --      (76)     (73)     (69)
                          -------------------------------------------------------------------------------------------------------
Net assets (or partners'
 equity)**                   $ 4,733  $ 4,295  $ 3,819 $ 2,318 $ 2,395 $ 2,291 $ 1,398 $ 1,433 $ 1,386  $ 3,906  $ 3,741  $ 3,468
                          =======================================================================================================


 *Net income (loss) for 1992 includes the cumulative effect of accounting changes. For the Caltex group, this represents an after-
  tax charge of $26 million for SFAS 106 and a benefit of $77 million for SFAS 109. For Star Enterprise, adoption of SFAS 106 resulted in an after-tax charge of $72 million.
**Net assets for the Caltex group includes the cumulative effect at January 1, 1994 of the adoption of SFAS 115, resulting in an increase in stockholders' equity of $70 million and an additional increase of $9 million during 1994.


NOTE 7. PROPERTIES, PLANT AND EQUIPMENT

                                                                                                     1994                    1993
                                                                                   ----------------------  ----------------------
(Millions of dollars) As of December 31                                                 Gross         Net       Gross         Net
                                                                                   ----------------------  ----------------------
Exploration and production                                                            $22,467     $ 8,050     $24,759     $ 8,829
Manufacturing                                                                           3,140       2,004       2,932       1,891
Marketing                                                                               3,319       2,351       3,123       2,250
Marine                                                                                    242          47         379         125
Pipe lines                                                                                943         399         915         397
Other                                                                                     984         632       1,041         679
                                                                                   ----------------------------------------------
 Total                                                                                $31,095     $13,483     $33,149     $14,171
                                                                                   ----------------------------------------------
Capital lease amounts included above                                                  $   560     $    92     $   578     $   122
                                                                                   ==============================================


Accumulated depreciation, depletion and amortization totaled
$17,612 million and $18,978 million at December 31, 1994 and 1993, respectively.


NOTE 8. SHORT-TERM DEBT, LONG-TERM DEBT,
CAPITAL LEASE OBLIGATIONS AND RELATED
DERIVATIVES

Notes payable, commercial paper and current portion of long-term debt


(Millions of dollars) As of December 31               1994            1993
--------------------------------------------------------------------------
Commercial paper                                    $  862          $1,195
Notes payable to banks and others with
 originating terms of one year or less                 198              76
Current portion of long-term debt and capital
 lease obligations
   Indebtedness                                        497             376
   Capital lease obligations                            31              47
                                                 -------------------------
                                                     1,588           1,694
Less short-term obligations intended to be
 refinanced                                            671           1,025
                                                 -------------------------
   Total                                            $  917          $  669
                                                 =========================


The weighted average interest rates of commercial paper and notes payable to banks at December 31, 1994 and 1993 were 6.0% and 3.4%, respectively.





                   Texaco Inc. 1994 Annual Report to Stockholders page 46.


Long-term debt and capital lease obligations

(Millions of dollars) As of December 31                                                                       1994        1993
------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt
 6-7/8% Guaranteed notes, due 1999                                                                          $  200      $  200
 6-7/8% Guaranteed debentures, due 2023                                                                        195         195
 7-1/2% Guaranteed debentures, due 2043                                                                        198         198
 7-3/4% Guaranteed debentures, due 2033                                                                        198         198
 7-7/8% Guaranteed notes, due 1995                                                                             150         150
 8% Guaranteed debentures, due 2032                                                                            147         147
 8-1/4% Guaranteed debentures, due 2006                                                                        149         149
 8-3/8% Guaranteed debentures, due 2022                                                                        198         198
 8-1/2% Guaranteed notes, due 2003                                                                             199         199
 8-5/8% Guaranteed debentures, due 2010                                                                        150         150
 8-5/8% Guaranteed debentures, due 2031                                                                        199         199
 8-5/8% Guaranteed debentures, due 2032                                                                        199         199
 8.65% Guaranteed notes, due 1998                                                                              200         200
 8-7/8% Guaranteed debentures, due 2021                                                                        150         150
 9% Guaranteed notes, due 1994                                                                                  --         250
 9% Guaranteed notes, due 1996                                                                                 400         400
 9% Guaranteed notes, due 1997                                                                                 200         200
 9% Guaranteed notes, due 1999                                                                                 200         200
 9-3/4% Guaranteed debentures, due 2020                                                                        250         250
 Medium-term notes, maturing from 1995 to 2043 (7.8%)                                                          634         692
 Revolving Credit Facility, due 1998-2002--variable rate (6.0%)                                                330          --
 Pollution Control Revenue Bonds, due 2012-variable rate (4.0%)                                                166         166
 Other long-term debt:
  Texaco Inc.-Guarantee of ESOP Series B and F loans-fixed and variable rates (4.8%)                           269         329
  U.S. dollars (6.4%)                                                                                          259         254
  Other currencies (6.5%)                                                                                       32          51
                                                                                                          --------------------
 Total                                                                                                       5,272       5,324
Capital Lease Obligations (see Note 9)                                                                         149         231
                                                                                                          --------------------
                                                                                                             5,421       5,555
Less current portion of long-term debt and capital lease obligations                                           528         423
                                                                                                          --------------------
                                                                                                             4,893       5,132
Short-term obligations intended to be refinanced                                                               671       1,025
                                                                                                          --------------------
 Total long-term debt and capital lease obligations                                                         $5,564      $6,157
                                                                                                          ====================


The percentages reflected for variable-rate debt are the interest rates at December 31, 1994. The percentages reflected for the categories "Medium-term notes" and "Other long-term debt" are the weighted average interest rates at year-end 1994. Where applicable, principal amounts reflected in the preceding schedule include unamortized premium or discount.
   During 1994, a subsidiary of Texaco entered into a revolving credit facility for $330 million, which was fully utilized as of December 31, 1994. During 1993, the company completed public long-term debt offerings totaling $732 million, which included $132 million under Texaco's medium-term note program. Also during 1993, the company redeemed, prior to maturity, $71 mil-lion of 5-3/4% debentures due in 1997.
   At December 31, 1994, Texaco was also party to a revolving credit facility with commitments of $2 billion with a syndicate of major U.S. and international banks, available as support of the issuance of the company's commercial paper, as well as for work-ing capital and for other general corporate purposes. Texaco had no amounts outstanding under this facility at year-end 1994. Texaco pays a facility fee on the $2 billion facility. The banks reserve the right to terminate the credit facility upon the occur-rence of certain specific events, including change in control.
   At December 31, 1994, Texaco's long-term debt included $671 million of short-term obligations scheduled to mature during 1995, which the company has both the intent and the ability to refinance on a long-term basis, through the use of its $2 billion revolving credit facility.
   Contractual annual maturities of long-term debt, including sinking fund payments and other redemption requirements, for the five years subsequent to December 31, 1994 are as follows (in millions): 1995--$497; 1996--$424; 1997--$340; 1998--$306;
and 1999--$532. The preceding maturities are before considera-tion of short-term obligations intended to be refinanced and also exclude capital lease obligations.




                    Texaco Inc. 1994 Annual Report to Stockholders page 47.


Debt-related derivatives

Texaco seeks to maintain a balanced capital structure that will provide financial flexibility and support the company's strategic objectives while achieving a low cost of capital. This is achieved by balancing the company's liquidity and interest rate exposures.
These exposures are managed primarily through the use of long-term and short-term debt instruments which are reported on the balance sheet. However, off-balance sheet derivative instru-ments, primarily interest rate swaps, are also used as a manage-ment tool in achieving the company's objectives. These instruments are used to manage identifiable exposures on a non-leveraged, non-speculative basis.
   As part of its interest rate exposure management, the com-pany seeks to balance the benefit of the lower cost of floating rate debt, with its inherent increased risk, with fixed rate debt having less market risk.
   Summarized below are the carrying amounts and fair values of the company's debt and debt-related derivatives at December 31, 1994 and 1993. Derivative usage during the periods presented was limited to interest rate swaps and forward rate agreements, where the company either paid or received the net effect of a fixed rate versus a floating rate (commercial paper or LIBOR) index at specified intervals, calculated by reference to an agreed notional principal amount.


                                                                                    1994                                  1993
                                                     -----------------------------------   -----------------------------------
                                                                 Carrying           Fair               Carrying           Fair
(Millions of dollars) At December 31                               Amount          Value                 Amount          Value
                                                     -------------------------------------------------------------------------
Notes Payable and Commercial Paper                                 $1,060         $1,060                 $1,271         $1,271
Related Derivatives--Payable                                            1              3                      4             36
 Notional principal amount                              $ 425                                 $ 550
 Weighted average maturity (years)                        0.9                                   1.5
 Weighted average fixed pay rate                         8.01%                                 8.19%
 Weighted average floating receivable rate               6.26%                                 3.35%

Long-Term Debt, including current maturities                       $5,272         $5,225                 $5,324         $5,898
Related Derivatives--(Receivable) Payable                              --             55                     (3)           (15)
 Notional principal amount                              $ 777                                 $ 982
 Weighted average maturity (years)                        3.2                                   3.9
 Weighted average fixed receivable rate                  5.60%                                 5.54%
 Weighted average floating pay rate                      6.27%                                 3.42%

Unamortized net gain on terminated swaps                           $    6         $  --                  $   18         $   --
                                                     ==========================================================================


Fair values noted above are based upon quoted market prices, as well as borrowing rates currently available to the company for bank loans with similar terms and maturities. The fair value of swaps is the estimated amount that would be received or paid to terminate the agreements at year-end, taking into account cur-rent interest rates and the current creditworthiness of the swap counterparties.
   Amounts receivable or payable based on the interest rate differentials of derivatives are accrued monthly and reflected in interest expense as a hedge of interest on outstanding debt. Gains and losses on terminated swaps are deferred and amortized over the life of the associated debt or the original term of the swap, whichever is shorter.
   Since counterparties to the company's derivative transactions are major financial institutions with strong credit ratings, exposure to credit risk on the net interest differential on notional amounts is minimal. The notional amounts of derivative con-tracts do not represent cash flow and are not subject to credit risk. The company's counterparty credit exposure limits have been set based upon the maturity and notional amounts of new transac-tions, as well as on the fair value of outstanding transactions.





                   Texaco Inc. 1994 Annual Report to Stockholders page 48.


NOTE 9. LEASE COMMITMENTS AND RENTAL
EXPENSE
The company has leasing arrangements involving service sta-tions, tanker charters, a manufacturing plant and other facilities. Amounts due under capital leases are reflected in the company's balance sheet as obligations, while Texaco's interest in the related assets is principally reflected as properties, plant and equipment. The remaining lease commitments are operating leases, and pay-ments on such leases are recorded as rental expense.
   As of December 31, 1994, Texaco Inc. and its subsidiary com-panies (excluding discontinued operations) had estimated mini-mum commitments for payment of rentals (net of noncancelable sublease rentals) under leases which, at inception, had a noncan-celable term of more than one year, as follows:


                                            Operating   Capital
(Millions of dollars)                          leases    leases
---------------------------------------------------------------
1995                                           $  193      $ 46
1996                                              128        38
1997                                              564        21
1998                                               72        19
1999                                               52        20
After 1999                                        415        88
                                               ----------------
Total lease commitments                        $1,424       232
                                               ======
Less amounts representing
 Executory costs                                             37
 Interest                                                   100
Add noncancelable sublease rentals netted
 in capital lease commitments above                          54
                                                           ----
Present value of total capital lease obligations           $149
                                                           ====


Rental expense (excluding discontinued operations) relative to operating leases, including contingent rentals based on factors such as gallons sold, is provided in the table below. Such payments do not include rentals on leases covering oil and gas mineral rights.


(Millions of dollars)                  1994      1993      1992
---------------------------------------------------------------
Rental expense
 Minimum lease rentals                 $205      $238      $252
 Contingent rentals                      15        20        24
                                    ---------------------------
  Total                                 220       258       276
Less rental income on properties
 subleased to others                     40        36        36
                                    ---------------------------
Net rental expense                     $180      $222      $240
                                    ===========================


In 1992, Texaco as lessee entered into a five year agreement for the leasing of a chemical manufacturing plant to be constructed in Port Neches, Texas. As of December 31, 1994, construction was largely completed. The lease provides for a substantial residual value guarantee by the lessee at the termination of the lease. Both the lease payment amount and the residual value guarantee amount for this operating lease are included in the preceding table of minimum rental commitments.


NOTE 10. PREFERRED STOCK AND RIGHTS


SERIES B ESOP CONVERTIBLE PREFERRED STOCK
An amendment to Texaco Inc.'s Employees Thrift Plan created an Employee Stock Ownership Plan (ESOP) feature. In 1988, the
ESOP purchased 833,333-1/3 shares of Series B ESOP Convertible Preferred Stock (Series B) from the company for $600 per share, or an aggregate purchase price of $500 million. Texaco Inc. guar-anteed a $500 million variable-rate loan made to the ESOP which was used to acquire the shares of Series B. Subsequently, in 1991, Texaco Inc. refinanced approximately $103 million of the out-standing balance through a Grantor Trust structure at a fixed interest rate. The current fixed interest rate is 6.13%.
   Dividends on each share of Series B are cumulative and are payable semiannually at the rate of $57 per annum. Dividends on Series B totaled $45 million for 1994 and $47 million for both 1993 and 1992.
   Participants may partially convert their Series B into common stock beginning at age 55, and may elect full conversion upon retirement or separation from service with the company. The conversion ratio and number of votes per share of Series B are subject to adjustment under certain conditions. At present, the Series B entitles a participant to 12.9 votes per share, voting together with the holders of common stock, and is currently convertible into 12.868 shares of common stock. As an alternative to conversion, a participant can elect to receive $600 per share of Series B, payable in cash or common stock. If the participant elects to receive common stock, the company provides shares of common stock to the plan trustee, who then transmits the shares to the participant. Should the participant elect to receive cash, it is the intent of the company to provide the plan trustee with shares of common stock, so that the trustee can sell such shares in the open market and have sufficient cash to transmit to the participant. The shares of Series B may be redeemed by Texaco
Inc. at $622.80 per share through December 19, 1995, and at prices declining to $600 per share on or after December 20, 1998. Also, Texaco Inc. may be required to redeem the shares of Series B under certain circumstances.


SERIES C VARIABLE RATE CUMULATIVE PREFERRED
STOCK
In 1989, the company distributed to its stockholders as a special dividend one share of Series C Variable Rate Cumulative Pre-ferred Stock (Series C), with a stated value of $50 per share, for each 50 shares of common stock owned. The shares of Series C had an aggregate liquidation preference of $267 million.
   On September 30, 1994, the company redeemed in cash and retired all outstanding shares of its Series C.
   During 1994, 1993 and 1992, dividends on the Series C totaled
$13 million ($2.43 per share), $18 million ($3.26 per share) and $20 million ($3.69 per share), respectively.


SERIES D JUNIOR PARTICIPATING PREFERRED
STOCK AND RIGHTS
In 1989, the company declared a dividend distribution of one
Right for each outstanding share of common stock. Under certain circumstances, each Right may be exercised to purchase from the company a unit consisting of 1/100th of a share (Unit) of Series D Junior Participating Preferred Stock (Series D), par value $1.00





                    Texaco Inc. 1994 Annual Report to Stockholders page 49.


per share, at a purchase price of $150 per Unit (the Purchase
Price), subject to adjustment.
   The Rights may be exercised only after a person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the company's common stock other than pursuant to a Qualifying Offer, or has commenced a tender offer that would result in that person owning 20% or more of the common stock.
   A Qualifying Offer is an all-cash, fully financed tender offer for all outstanding shares of common stock which remains open for 45 days, which results in the acquiror owning a majority of the company's voting stock, and in which the acquiror agrees to purchase for cash all remaining shares of common stock.
   The Rights expire on April 3, 1999, or sooner, upon the acquisi-tion of the company pursuant to a Qualifying Offer, and may be redeemed by the company at a price of $.01 per Right at any time prior to 10 days after the Rights become exercisable.
   In the event that a person becomes the beneficial owner of 20% or more of the common stock other than pursuant to a Qualifying Offer, each Right will thereafter entitle the holder to receive, upon exercise of the Right, in lieu of the Series D, a number of shares of common stock, property, cash or other securities having a formula value equal to two times the exercise price of the Right.
   In the event that the company is acquired in a transaction in which the company is not the surviving corporation, or in the event 50% or more of the company's assets or earning power is sold or transferred, each holder of a Right thereafter has the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.
   Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of the company, including the rights to vote or to receive dividends.
   As of December 31, 1994, there were 3,000,000 shares desig-nated as Series D with a liquidation value of $100 per share. In general, the terms of the Series D have been designed so that each Unit of Series D should be substantially the economic equivalent of one share of common stock. The Series D will, if issued, be junior to any other series of Preferred Stock which may be autho-rized and issued, unless the terms of such other series provide otherwise. Each share of the Series D which may be issued will entitle the holder to receive a quarterly dividend equal to the greater of (i) $5.00 per share or (ii) 100 times the quarterly divi-dend declared per share of common stock, subject to adjustment.
In the event of liquidation of the company, the holders of the Series D will be entitled to receive a preferred liquidation pay-ment of $100 per share plus accrued and unpaid dividends to the date of payment, but in no event less than an amount equal to 100 times the payment made per share of common stock, if greater.
The Series D will be redeemable as a whole, or in part, at any time, or from time to time, at the option of the company at a redemption price per share equal to 100 times the then market price of a share of common stock, plus accrued and unpaid dividends through the redemption date. Each share of the Series D will have 100 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged, each share of the Series D will entitle the holder thereof to receive 100 times the amount received per share of common stock.
   If dividends on the Series D are in arrears in an aggregate amount equal to six quarterly dividends, the number of directors of the company will be increased by two, and the holders of the Series D outstanding at the time of such dividend arrearage, voting separately as a class with any other series of preferred stock likewise qualified to vote, will be entitled at the next annual meeting to elect two directors. The Series D will also have a separate class vote on certain matters which would adversely affect the rights and preferences of the Series D.
   The Purchase Price payable and the number of Units of Series
D or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in certain events to prevent dilution.

SERIES E VARIABLE RATE CUMULATIVE PREFERRED STOCK
In 1989, the company issued 3,814 shares of Series E Variable Rate Cumulative Preferred Stock (Series E), with a stated value of $100,000 per share, in connection with a merger transaction. The shares of Series E had an aggregate liquidation preference of $381 million.
   On November 8, 1994, the company exchanged 6.1 million shares of its common stock held in treasury, which were acquired during the year, for all of the issued and outstanding shares of the Series E, which were then retired.
   During 1994, dividends on the Series E totaled $19 million ($4,850 per share). For 1993 and 1992, dividends on Series E totaled $25 million ($6,513 per share) and $28 million ($7,375 per share), respectively.

SERIES F ESOP CONVERTIBLE PREFERRED STOCK
An amendment to Texaco Inc.'s Employees Savings Plan created an Employee Stock Ownership Plan (ESOP) feature. In 1990, the
ESOP purchased 67,796.61 shares of Series F ESOP Convertible
Preferred Stock (Series F) from the company for $737.50 per share, or an aggregate purchase price of $50 million. Texaco Inc. guaranteed a $50 million variable-rate loan made to the ESOP which was used to acquire the shares of Series F.
   Dividends on each share of Series F are cumulative and are pay-able semiannually at the rate of $64.53 per annum. Annual divi-dends on Series F totaled $4 million for 1994, 1993 and 1992.
   Participants may partially convert their Series F into common stock beginning at age 55, and may elect full conversion upon retirement or separation from service with the company. The conversion ratio and number of votes per share of Series F are subject to adjustment under certain conditions. At present, the Series F entitles a participant to 10 votes per share, voting together with the holders of common stock, and is convertible into 10 shares of common stock. As an alternative to conversion, a participant can elect to receive $737.50 per share of Series F, in cash or common stock. If the participant elects to receive common stock, the company provides shares of common stock to the plan trustee, who then transmits the shares to the participant. Should the participant elect to receive cash, it is the intent of the company to provide the plan trustee with shares of common stock, so that the trustee can sell such shares in the open market and have sufficient cash to transmit to the participant. The shares of Series
F may be redeemed by Texaco Inc. at $769.77 per share through February 12, 1996, and at prices declining to $737.50 per share on or after February 13, 2000. Also, Texaco Inc. may be required to redeem the shares of Series F under certain circumstances.





                   Texaco Inc. 1994 Annual Report to Stockholders page 50.


MARKET AUCTION PREFERRED SHARES
In December, 1992, the company issued 1,200 shares of cumula-tive variable rate preferred stock, called Market Auction Pre-ferred Shares (MAPS) in a private placement, for an aggregate purchase price of $300 million. The MAPS are grouped into four series (300 shares each of Series G, H, I and J) of $75 million each.
   The dividend rates for each series during 1994 and 1993 were determined by Dutch auctions conducted at seven-week inter-vals. During 1994, the annual dividend rate for the MAPS ranged between 2.48% and 4.57% and dividends totaled $10 million
($7,784, $8,057, $9,156 and $9,356 per share for Series G, H, I and J, respectively).
   For 1993, the annual dividend rate for the MAPS ranged between 2.40% and 3.25% and dividends totaled $8 million
($6,281, $6,396, $6,549 and $6,762 per share for Series G, H, I and
J, respectively). For 1992, the initial dividend rate for each series was 3.25% per annum and the dividend periods ranged from seven to ten weeks. The length of the dividend periods can be changed at each auction. Alternatively, the dividend rate and the dividend period can be negotiated with potential investors.
   The company may redeem the MAPS, in whole or in part at any time at a liquidation preference of $250,000 per share, plus pre-mium, if any, and accrued and unpaid dividends thereon.
   The MAPS are non-voting, except under certain limited circumstances.

NOTE 11. FOREIGN CURRENCY
Currency translations from continuing operations resulted in a pre-tax loss of $18 million in 1994 as compared to currency gains of $35 million in 1993 and $182 million in 1992. After applicable income taxes, the loss for 1994 was $49 million as compared to gains in 1993 of $49 million and 1992 of $230 million. These amounts include Texaco's equity in such gains and losses of affi-liates accounted for on the equity method of accounting.
   Currency exchange impacts for the years 1992 through 1994 were primarily due to the effects under SFAS 109, "Accounting for Income Taxes," of the Pound Sterling on deferred income taxes, as well as operations in developing countries reflecting the impact of strong inflationary factors.
   Currency translation adjustments reflected in the separate stockholders' equity account result from translation items per-taining to certain affiliates of Caltex.
   Refer to Note 16 regarding the company's activity in forward exchange contracts for hedging of foreign currency exposures.


NOTE 12. TAXES
                                                                       1994                       1993                       1992
                                                ---------------------------   ------------------------   ------------------------
                                                   United                     United                     United
(Millions of dollars)                              States  Foreign    Total   States  Foreign    Total   States  Foreign    Total
---------------------------------------------------------------------------------------------------------------------------------
Direct taxes
 Provision (benefit) for income taxes
  Current
   U.S. Federal and foreign                        $  (68)  $  296   $  228   $    5   $  143   $  148   $  111   $  103   $  214
   U.S. state and local                                36       --       36       14       --       14       36       --       36
  Deferred
   Tax law changes                                     --       --       --       17     (169)    (152)      --       --       --
   Other                                              (33)      (6)     (39)    (141)      44      (97)     (82)     143       61
                                                ---------------------------------------------------------------------------------
   Total provision (benefit)
    for income taxes                                  (65)     290      225     (105)      18      (87)      65      246      311

 Taxes other than income taxes
  Oil and gas production                              101        8      109      122       17      139      131        2      133
  Sales and use                                        --       55       55        5       59       64        6       10       16
  Property                                            111       18      129      124       16      140      112       21      133
  Payroll                                              78       39      117       87       29      116       81       39      120
  Other                                                38       48       86       75       15       90       59       69      128
                                                ---------------------------------------------------------------------------------
   Total taxes other than income taxes                328      168      496      413      136      549      389      141      530
 Import duties and other
  governmental levies                                  53    3,939    3,992       42    3,735    3,777       39    3,743    3,782
                                                ---------------------------------------------------------------------------------
   Total direct taxes                                 316    4,397    4,713      350    3,889    4,239      493    4,130    4,623
Taxes collected from consumers
 for governmental agencies                          1,360    2,239    3,599    1,068    2,060    3,128      986    2,125    3,111
                                                ---------------------------------------------------------------------------------
   Total                                           $1,676   $6,636   $8,312   $1,418   $5,949   $7,367   $1,479   $6,255   $7,734
                                                =================================================================================




                    Texaco Inc. 1994 Annual Report to Stockholders page 51.


All tax expense data on the preceding page excludes discontinued operations. Effective January 1, 1992, the company adopted SFAS
109, "Accounting for Income Taxes". All 1992 tax expense data excludes the cumulative effect of accounting changes for SFAS 106 and SFAS 109.
   The deferred income tax assets and liabilities included in the Consolidated Balance Sheet as of December 31, 1994 and 1993 amounted to $150 million and $264 million, respectively, as net current assets and $879 million and $1,162 million, respectively, as net noncurrent liabilities. The table that follows shows deferred income tax assets and liabilities by category. Deferred income taxes are not recorded on differences between financial reporting and tax bases of investments in stock of subsidiary companies, unless realization of the effect is probable in the foreseeable future. Certain potential deferred tax asset amounts for which possibility of realization is deemed extremely remote have been eliminated and are therefore excluded from the following table.


                                              (Liability) Asset
                                          ---------------------
(Millions of dollars) As of December 31          1994      1993
---------------------------------------------------------------
Depreciation                                  $  (786)  $(1,006)
Depletion                                        (624)     (764)
Intangible drilling costs                        (641)     (624)
Other deferred tax liabilities                   (183)     (178)
                                           --------------------
     Total                                     (2,234)   (2,572)

Employee benefit plans                            464       496
Tax loss carryforwards                            677       626
Tax-related reserves                              152       157
Tax credit carryforwards                          280       271
Environmental reserves                            219       246
Other deferred tax assets                         525       580
                                           --------------------
     Total                                      2,317     2,376

     Total before valuation allowance              83      (196)
Valuation allowance                              (812)     (702)
                                           --------------------
     Total--net                               $  (729)  $  (898)
                                           ====================


   The following schedule reconciles the differences between the U.S. Federal income tax rate and the effective income tax rate:


                                       1994      1993      1992
---------------------------------------------------------------
U.S. Federal income tax rate
 assumed to be applicable              35.0%     35.0%     34.0%
Net earnings and dividends
 attributable to affiliated
 corporations accounted for on the
 equity method                        (10.5)    (11.6)     (9.5)
Aggregate earnings and losses from
 international operations before tax
 law changes                           11.1       3.5       1.5
Tax law changes                          --     (13.0)       --
Sales of stock of subsidiaries        (15.7)    (17.9)     (2.2)
Energy credits                         (2.4)     (2.5)     (1.6)
Other                                   1.2       (.9)       .8
                                   ----------------------------
Effective income tax rate              18.7%     (7.4%)    23.0%
                                   ============================


   The increase in the 1994 effective tax rate as compared to 1993 is mainly due to higher taxable income in 1994 from the interna-tional producing operations and net deferred tax benefits arising from 1993 tax law and rate changes in the U.K. and the United States. The change between 1993 and 1992 is mainly due to current tax benefits realized and deferred tax benefits realizable through the sales of interests in a subsidiary as well as net deferred tax benefits arising from tax law and rate changes in the U.K. and the United States.
   For companies operating in the United States, pre-tax earn-ings from continuing operations before cumulative effect of accounting changes aggregated $402 million in 1994, $397 million in 1993 and $382 million in 1992. For companies with operations located outside the United States, pre-tax earnings on that basis aggregated $802 million in 1994, $775 million in 1993 and $967 million in 1992.
   Income taxes paid, net of refunds, amounted to $329 million, $326 million and $283 million in 1994, 1993 and 1992, respectively.
   The undistributed earnings of subsidiary companies and of affiliated corporate joint-venture companies accounted for on the equity method, for which deferred U.S. income taxes have not been provided at December 31, 1994 amounted to $1,290 million and $2,148 million, respectively. The corresponding amounts at December 31, 1993 were $1,293 million and $2,038 million, respec-tively. Recording of deferred income taxes on these undistributed earnings is not required relative to foreign companies and pre-1992 earnings of domestic companies when the earnings have been permanently reinvested. These amounts would be subject to possible U.S. taxation only if remitted as dividends. The deter-mination of the hypothetical amount of unrecognized deferred
U.S. taxes on undistributed earnings of foreign entities is not practicable. For domestic entities, such unrecorded deferred income taxes were not material.
   For the years 1994, 1993 and 1992 there was no utilization of loss carryforwards for U.S. Federal income taxes. For the years 1994, 1993 and 1992, the utilization of loss carryforwards resulted in income tax benefits of $57 million, $20 million and $85 million in foreign income taxes, respectively.
   At December 31, 1994, Texaco had worldwide tax basis loss carryforwards of approximately $2,023 million, including $883 million which do not have an expiration date. The remainder expire at various dates through 2019.
   Foreign tax credit carryforwards available for U.S. Federal income tax purposes amounted to approximately $146 million at December 31, 1994, expiring at various dates through 1999. Alter-native minimum tax and other tax credit carryforwards available for U.S. Federal income tax purposes were $280 million at Decem-ber 31, 1994, of which $259 million have no expiration date. The remaining credits expire at various dates through 2009. The credits that are not utilized by the expiration dates may be taken as deductions for U.S. Federal income tax purposes.





                    Texaco Inc. 1994 Annual Report to Stockholders page 52.


NOTE 13. EMPLOYEE BENEFIT PLANS
Texaco Inc. and certain of its non-U.S. subsidiaries sponsor vari-ous benefit plans for active employees and retirees. The costs of the savings, health care and life insurance plans relative to employees' active service are shared by the company and its employees, with Texaco's costs for these plans charged to expense as incurred. In addition, reserves for employee benefit plans are provided principally for the unfunded costs of various pension plans, retiree health and life insurance benefits, incentive com-pensation plans and for separation benefits payable to employees.
   As of January 1, 1993, Texaco adopted SFAS 112, "Employers' Accounting for Postemployment Benefits". Adoption of SFAS 112 did not impact 1993 net income since the company had been accounting for substantially all of these costs in accordance with the new Standard.
   The discussion of employee benefit plans that follows is for total plan activity, including benefits and amounts applicable to employees of the discontinued operations. Amounts relative to the discontinued operations are not material for any of the years discussed.


EMPLOYEE STOCK OWNERSHIP PLANS (ESOP)
Texaco recorded ESOP expense of $20 million in 1994 and 1993, and $17 million in 1992. Company contributions to the Employees Thrift Plan of Texaco Inc. and the Employees Savings Plan of
Texaco Inc. (the Plans) amounted to $20 million in 1994 and 1993, and $17 million in 1992. These Plans are designed to provide participants with a benefit of approximately 6% of base pay.
   In 1994, 1993 and 1992, the company paid $49 million, $51 million and $51 million, respectively, in dividends on Series B and Series F stock. The dividends are applied by the trustee to fund interest payments which amounted to $13 million, $14 million and $18 million for 1994, 1993 and 1992, respectively, as well as to reduce principal on the ESOP loans. Dividends on the shares of Series B and Series F used to service debt of the Plans are tax deductible to the company.
   Reflected in Texaco's long-term debt are the Plans' ESOP loans which are guaranteed by Texaco Inc. Commensurate with each repayment on the ESOP loans and as a result of the allocation of the Series B and Series F stock by the trustee of the Plans to the individual participating employees, there is a reduction in the remaining ESOP-related unearned employee compensation included as a component of stockholders' equity.


PENSION PLANS
The company sponsors pension plans that cover substantially all employees. Generally, these plans provide defined pension bene-fits based on final average pay. However, the level of benefits and terms of vesting vary among plans. Amounts charged to pension expense, as well as amounts funded, are generally based on actu-arial studies. Pension plan assets are administered by trustees and are principally invested in equity and fixed income securities and deposits with insurance companies.
   The total worldwide expense for all employee pension plans of Texaco, including pension supplementations and the smaller non-U.S. plans, was $109 million in 1994, $111 million in 1993 and $105 million in 1992.
   The following data are provided for U.S. plans and principal non-U.S. plans.


COMPONENTS OF PENSION EXPENSE
                                                                       United States Plans                      Non-U.S. Plans
                                                          --------------------------------   ---------------------------------
(Millions of dollars)                                         1994        1993        1992        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------------
Benefits earned during the year                              $  69       $  67       $  68       $  22       $  14       $  15
Actual investment return on plan assets, (gain) loss            27        (158)       (115)         33        (155)        (98)
Interest cost on projected benefit obligations                 125         125         134          74          61          56
Amortization of net deferred amounts                          (145)         39          --        (104)        112          39
                                                          --------------------------------------------------------------------
    Total                                                    $  76       $  73       $  87       $  25       $  32       $  12
                                                          ====================================================================


The assumed long-term return on plan assets for U.S. plans was 9% for 1994, 1993 and 1992; for non-U.S. plans the weighted average rate was 8.5% for 1994, 8.6% for 1993 and 8.5% for 1992.





                   Texaco Inc. 1994 Annual Report to Stockholders page 53.


FUNDED STATUS OF PENSION PLANS

                                                                                                              United States Plans
                                                          -----------------------------------------------------------------------
                                                                                        1994                                 1993
                                                          ----------------------------------   ----------------------------------
                                                            Assets Exceed        Accumulated      Assets Exceed       Accumulated
                                                              Accumulated           Benefits        Accumulated          Benefits
(Millions of dollars) As of December 31                          Benefits      Exceed Assets           Benefits     Exceed Assets
---------------------------------------------------------------------------------------------------------------------------------
Present value of the estimated
 pension benefits to be paid
 in the future
 Vested benefits                                                   $ (888)            $  (59)           $(1,302)           $  (47)
 Nonvested benefits                                                   (61)                (3)              (100)               (3)
                                                                -----------------------------------------------------------------
   Accumulated benefit
    obligations                                                      (949)               (62)            (1,402)              (50)
 Effect of projected future
  salary increases                                                   (354)               (17)              (467)              (16)
                                                                -----------------------------------------------------------------
   Total projected benefit
    obligations                                                    (1,303)               (79)            (1,869)              (66)
                                                                -----------------------------------------------------------------
Amount of assets available
 for benefits
 Funded assets of the plans,
  at fair value                                                     1,116                 --              1,513                --
 Net pension liability (asset)
  recorded on Texaco's
  Consolidated Balance Sheet                                          129                 62                128                50
                                                                -----------------------------------------------------------------
   Total assets                                                     1,245                 62              1,641                50
                                                                -----------------------------------------------------------------
Assets in excess of (less than)
 projected benefit obligations(1)                                  $  (58)            $  (17)           $  (228)           $  (16)
                                                                =================================================================
(1)Consisting of:
 Net transition asset (liability)
  not yet recognized                                               $   63             $  (13)           $    75            $  (17)
 Unrecognized cost of retroactive
  benefits granted by a plan
  amendment                                                           (78)               (14)               (54)               (8)
 Effect of changes in
  assumptions and differences
  between actual and estimated
  experience                                                          (43)                10               (249)                9
                                                                -----------------------------------------------------------------
   Total                                                           $  (58)            $  (17)           $  (228)           $  (16)
                                                                =================================================================


                                                                                                                   Non-U.S. Plans
                                                          -----------------------------------------------------------------------
                                                                                        1994                                 1993
                                                          ----------------------------------   ----------------------------------
                                                            Assets Exceed        Accumulated      Assets Exceed       Accumulated
                                                              Accumulated           Benefits        Accumulated          Benefits
(Millions of dollars) As of December 31                          Benefits      Exceed Assets           Benefits     Exceed Assets
---------------------------------------------------------------------------------------------------------------------------------
Present value of the estimated
 pension benefits to be paid
 in the future
 Vested benefits                                                    $(418)             $(218)             $(344)            $(199)
 Nonvested benefits                                                   (20)               (23)               (19)              (19)
                                                                 ----------------------------------------------------------------
   Accumulated benefit
    obligations                                                      (438)              (241)              (363)             (218)
 Effect of projected future
  salary increases                                                    (31)               (24)               (54)              (29)
                                                                 ----------------------------------------------------------------
   Total projected benefit
    obligations                                                      (469)              (265)              (417)             (247)
                                                                 ----------------------------------------------------------------
Amount of assets available
 for benefits
 Funded assets of the plans,
  at fair value                                                       706                 --                696                --
 Net pension liability (asset)
  recorded on Texaco's
  Consolidated Balance Sheet                                         (253)               241               (237)              218
                                                                 ----------------------------------------------------------------
   Total assets                                                       453                241                459               218
                                                                 ----------------------------------------------------------------
Assets in excess of (less than)
 projected benefit obligations(1)                                   $ (16)             $ (24)             $  42             $ (29)
                                                                 ================================================================
(1)Consisting of:
 Net transition asset (liability)
  not yet recognized                                                $  84              $ (14)             $  92             $ (23)
 Unrecognized cost of retroactive
  benefits granted by a plan
  amendment                                                            (47)               (34)               (32)               (7)
 Effect of changes in
  assumptions and differences
  between actual and estimated
  experience                                                          (53)                24                (18)                1
                                                                 ----------------------------------------------------------------
   Total                                                            $ (16)             $ (24)             $  42             $ (29)
                                                                 ================================================================


WEIGHTED AVERAGE RATE ASSUMPTIONS USED IN ESTIMATING PENSION BENEFIT OBLIGATIONS
                                                                                         United States Plans       Non-U.S. Plans
                                                                                     -----------------------   ------------------
                                                                                             1994       1993      1994       1993
---------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                                                 8.5%       7.0%     12.6%      10.6%
Rate of increase in compensation levels                                                       4.8%       4.8%     10.2%       7.0%
                                                                                           ======================================



OTHER POSTRETIREMENT BENEFITS
Texaco sponsors postretirement plans primarily in the U.S. that provide health care and life insurance for retirees and eligible dependents. The company's U.S. health insurance obligation is its fixed dollar contribution. The plans are unfunded, and the costs are shared by the company and its employees and retirees.
   Effective January 1, 1992, the company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" using the immediate recognition method for the cumu-lative effect. This Standard requires companies to accrue for the cost of such benefits over the service lives of employees. For Texaco, this Standard primarily applies to the cost of life insur-ance and health insurance in the U.S. The company's previous practice was to expense these costs on a pay-as-you-go basis.




                    Texaco Inc. 1994 Annual Report to Stockholders page 54.


   The determination of the company's obligation is based on the terms of the life and health insurance plans, along with applicable actuarial assumptions. The company continues to fund these benefit costs on a pay-as-you-go basis, with retirees paying the excess over the company's fixed dollar contribution for health insurance. For employees who retire from Texaco between age 55 and 65, most will be eligible to receive health care benefits, similar to those available to active employees, as well as life insurance benefits. The company's cost to provide these postretirement benefits for health insurance is currently equal to the company's cost for an active employee. After attaining age 65, the retirees' health care coverage is coordinated with available Medicare benefits.
   The trend rates used for the purpose of estimating those costs reflect the expected increase in general U.S. health care inflation as measured by the health-care cost component of the U.S. Con-sumer Price Index. For retirees between age 55 and 65, the assumed rate of increase in the fixed dollar contribution for health-care benefits was 7.0% in 1994. The rate of increase in the fixed dollar contribution is expected to rise to 8.5% in 1996 and then decrease to an ultimate rate of 4.5% in the year 2002, at which time the company expects general U.S. health care inflation to increase at a rate approximating general inflation. The fixed dollar contribution for retirees 65 and older is assumed to increase by 4.5% per year. The fixed dollar contributions derived from these assumptions do not necessarily represent an obliga-tion of the company.
   Assuming a 1% increase in the annual rate of increase in the fixed dollar contribution for health insurance, the accumulated postretirement benefit obligation and annual expense would increase by approximately $50 million and $7 million, respectively.
   Certain of the company's non-U.S. subsidiaries have post-retirement benefit plans. However, most retirees outside the U.S.
are covered by government sponsored and administered pro-grams, the cost of which is not significant to the company.
   The following tables provide information on the status of the principal postretirement plans:


COMPONENTS OF OTHER POSTRETIREMENT BENEFIT EXPENSE

                                                                     1994                        1993                        1992
                                               -------------------------- --------------------------- ---------------------------
                                               Health        Life          Health        Life          Health        Life
(Millions of dollars)                            Care   Insurance   Total    Care   Insurance   Total    Care   Insurance   Total
---------------------------------------------------------------------------------------------------------------------------------
Benefits earned during the year                   $12         $ 4     $16     $13         $ 4     $17     $12         $ 5     $17
Interest cost on accumulated postretirement
 benefit obligations                               38          20      58      40          19      59      41          20      61
                                               ----------------------------------------------------------------------------------
    Total                                         $50         $24     $74     $53         $23     $76     $53         $25     $78
                                               ==================================================================================


FUNDED STATUS OF OTHER POSTRETIREMENT PLANS

                                                                                                 1994                        1993
                                                                          --------------------------- ---------------------------
                                                                           Health        Life          Health        Life
(Millions of dollars) As of December 31                                      Care   Insurance   Total    Care   Insurance   Total
---------------------------------------------------------------------------------------------------------------------------------
Accumulated unfunded postretirement benefit obligations
 Retirees                                                                    $267        $204    $471    $250        $208    $458
 Fully eligible active participants                                            35          17      52      57          26      83
 Other active plan participants                                               108          39     147     172          51     223
                                                                          -------------------------------------------------------
    Total accumulated unfunded postretirement benefit obligations             410         260     670     479         285     764
Unrecognized net gain                                                          89          45     134      35           7      42
                                                                          -------------------------------------------------------
Net other postretirement benefit liability recorded on Texaco's
 Consolidated Balance Sheet                                                  $499        $305    $804    $514        $292    $806
                                                                          =======================================================


WEIGHTED AVERAGE RATE ASSUMPTIONS USED IN ESTIMATING OTHER
POSTRETIREMENT BENEFIT OBLIGATIONS

                                                                                                                    1994     1993
---------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                                                                        8.5%     7.7%
Rate of increase in compensation levels                                                                              4.8%     4.8%
                                                                                                                  ===============



                   Texaco Inc. 1994 Annual Report to Stockholders page 55.


NOTE 14. STOCK INCENTIVE PLAN
Under the company's stock incentive plan (the Plan) approved by stockholders, among the awards that may be granted to execu-tives and certain key employees are stock options, with or without stock appreciation rights, and restricted stock. The total number of shares available each year for issuance under the Plan through December 31, 2002 is eight-tenths of one percent (0.8%) of the aggregate number of shares of common stock issued and out-standing on December 31 of the previous year, adjusted for certain plan activity. Shares not issued in the current year are available for future grant. The option price per share cannot be less than the fair market value of a share of common stock on the date granted unless adjusted as provided in the Plan. At December 31, 1994, there were 2,534,044 shares available for awards during 1995, of which 1,981,129 shares were available to all participants and 552,915 shares were available to those participants who are not officers or directors. At December 31, 1993 and 1992, there were 1,243,873 shares and 1,578,445 shares, respectively, available for future grant.
   Stock options granted under the Plan extend for 10 years from the date of grant and become 50% exercisable on the first anniver-sary. These options are fully exercisable on the second anniver-sary, except for the January 1990 awards, which became fully exercisable on the fourth anniversary of the award.
   The Plan permits the company to grant restored options to a participant in the Plan who has previously been granted stock options. This feature enables a participant, who exercises an option by exchanging previously acquired common stock or who has shares withheld by the company to satisfy tax withholding obligations, to receive new options, exercisable at the then mar-ket value, for the same number of shares as were exchanged or withheld. Under existing regulations, restored options are fully exercisable six months after the date of grant.
   Option activity during 1994, 1993 and 1992 is summarized in the following table:


                                                       Price Range
Stock Options          1994        1993        1992      Per Share
------------------------------------------------------------------
Outstanding
 January 1        3,368,949   2,651,746   1,997,467   $46.78-69.25
Granted             643,985     776,375     704,800    57.94-63.69
Canceled                 --          --      (2,200)         61.44
Exercised          (732,286)   (831,869)   (599,180)   46.78-64.75
Restored            683,450     772,697     550,859    57.44-69.25
Outstanding
 December 31      3,964,098   3,368,949   2,651,746    46.78-69.25
Exercisable
 December 31      2,671,225   1,394,718   1,167,301    46.78-69.25
               ===================================================


NOTE 15. OTHER FINANCIAL INFORMATION

ENVIRONMENTAL RESERVES
Texaco Inc. and subsidiary companies have financial reserves relating to environmental remediation programs which the com-pany believes are sufficient for known requirements. At Decem-ber 31, 1994, reserves for future environmental remediation costs amounted to $668 million and reserves relative to the future cost of restoring and abandoning existing oil and gas properties were $826 million. Texaco's significant affiliates also have recorded reserves for environmental remediation and restoration and abandonment costs.
   Texaco makes every effort to remain in full compliance with existing governmental regulations. It is likely that changes in governmental regulations and/or Texaco's re-evaluation of its programs will result in additional future costs. However, it is not believed that such future costs will be material to the company's financial position nor to its operating results over any reasonable period of time. It is assumed that any mandated future costs would be recoverable in the marketplace, since all companies within the industry would be facing similar requirements.


INTEREST PAID AND INTEREST EXPENSE
CAPITALIZED
Interest paid, net of amounts capitalized, amounted to $500 mil-lion in 1994, $439 million in 1993 and $481 million in 1992.
   Interest expense capitalized as part of properties, plant and equipment was $13 million in 1994, $49 million in 1993 and $88 million in 1992.


SALE OF RECEIVABLES
During 1994, the company terminated a third-party accounts receivable agreement under which it had the right to sell approx-imately $400 million of accounts receivable on a continuing basis subject to limited recourse. Receivables sold under such facilities totaled approximately $1.1 billion and $1.4 billion during 1993 and 1992, respectively. At December 31, 1993, no receivables sold remained uncollected.


PREFERRED STOCK OF SUBSIDIARY COMPANIES
In October 1993, a subsidiary, MVP Production Inc., issued its variable rate cumulative preferred stock in a private placement for an aggregate purchase price of $75 million. The shares have voting rights in the subsidiary and are redeemable on September 30, 2003. Dividend requirements on these shares totaled $3 mil-lion in 1994.
   In November 1993, a subsidiary, Texaco Capital LLC, issued 14 million shares of its Cumulative Guaranteed Monthly Income Preferred Shares (MIPS), Series A (Series A MIPS), in a public offering, for an aggregate purchase price of $350 million. In June 1994, Texaco Capital LLC issued 4.5 million shares of Cumulative Adjustable Rate MIPS, Series B (Series B MIPS), in a public offering for an aggregate purchase price of $112 million.
   The dividend rate for the Series A MIPS is 6-7/8% per annum and the initial dividend rate for the Series B MIPS was 6.4% per annum through September 30, 1994 and 6.75% per annum for the fourth quarter of 1994. The dividend rate on the Series B MIPS is reset quarterly and is equal to 88% of the highest of three U.S. Treasury maturities (three-month, ten-year and thirty-year), but in no event less than 4.5% per annum nor greater than 10.5% per annum. The payment of dividends and payments on liquidation or redemption with respect to the Series A MIPS and Series B
MIPS are guaranteed by Texaco Inc. Dividends on the Series A
MIPS and the Series B MIPS are paid monthly, commencing on the last day of the month of issuance. During 1994 and 1993, dividends on the Series A MIPS totaled $24 million and $4 mil-lion, respectively, and dividends on the Series B MIPS in 1994 totaled $4 million.
   The Series A MIPS and Series B MIPS are redeemable, at the option of Texaco Capital LLC (with Texaco Inc.'s consent) in whole or in part, from time to time, at $25 per share on or after




                    Texaco Inc. 1994 Annual Report to Stockholders page 56.


October 31, 1998 for the Series A MIPS and June 30, 1999 for the Series B MIPS, plus, in each case, accrued and unpaid dividends to the date fixed for redemption. In addition, under certain circum-stances, Texaco Capital LLC (with Texaco Inc.'s consent) can redeem the Series A MIPS and the Series B MIPS at any time, in whole or in part, at $25 per share plus accrued and unpaid dividends.
   The Series A MIPS and Series B MIPS are non-voting, except under certain limited circumstances.


NOTE 16. FINANCIAL INSTRUMENTS AND
COMMITMENTS
In the normal course of its business, the company utilizes various types of financial instruments. These instruments include recorded assets and liabilities, and also items which principally involve off-balance sheet risk. Information about the company's financial instruments, including derivatives, is presented below.

Cash and cash equivalents--Fair value approximates cost as reflected in the Consolidated Balance Sheet at December 31, 1994 and 1993 because of the short-term maturities of these instru-ments. Cash equivalents are classified as held-to-maturity. The amortized cost of cash equivalents was as follows:


(Millions of dollars) As of December 31             1994      1993
------------------------------------------------------------------
Time deposits and certificates of deposit           $ 56      $108
Commercial paper and other                           117       140
                                                 -----------------
                                                    $173      $248
                                                 =================


Short-term and long-term investments--Fair value is primarily based on quoted market prices and valuation statements obtained from major financial institutions. Information concern-ing investments held at December 31, 1994 and 1993 in short-term and long-term debt securities and in publicly-traded equity secu-rities that are classified as available-for-sale is shown in the tables that follow. Excluded from the tables is a $4 million investment in a time deposit at December 31, 1994, which the company intends to hold to its maturity in the year 2001.


                                       1994                   1993
                      ---------------------  ---------------------
                                  Estimated              Estimated
(Millions of dollars)   Amortized      Fair  Amortized        Fair
As of December 31            Cost     Value       Cost       Value
------------------------------------------------------------------
U.S. government
 securities                  $231      $213       $213        $212
Foreign government
 securities                   284       263        250         250
Corporate and other debt
 securities                   137       130        174         176
Equity securities              22        85         22         109
                          ----------------------------------------
                             $674      $691       $659        $747
                          ========================================


For the above items at year-end 1994, there were gross unrealized gains of $66 million, primarily related to equity securities, and gross unrealized losses of $49 million, principally from invest-ments in U.S. and foreign government debt securities. At year-end 1993, there were gross unrealized gains of $91 million, pri-marily related to equity securities, and gross unrealized losses of $3 million. Proceeds from sales of available-for-sale securities were $610 million in 1994. These sales resulted in gross realized gains of $19 million and gross realized losses of $14 million.
   At December 31, 1994, available-for-sale debt securities had the following scheduled maturities:


                                                              1994
                                           -----------------------
                                              Amortized  Estimated
(Millions of dollars) As of December 31            Cost Fair Value
------------------------------------------------------------------
Due in one year or less                            $ 60       $ 60
Due after one year through five years               255        240
Due after five years                                337        306
                                                ------------------
                                                   $652       $606
                                                ==================


The estimated fair value of other long-term investments not included above, for which it is practicable to estimate fair value, approximated the December 31, 1994 and 1993 carrying values of $369 million and $97 million, respectively.

Short-term debt, long-term debt and related derivatives--Shown below are the carrying amounts and fair values of Texaco's debt and related derivatives as of year-end 1994 and 1993.


                                          1994                1993
                           -------------------   -----------------
(Millions of dollars)        Carrying     Fair   Carrying     Fair
As of December 31              Amount    Value     Amount    Value
------------------------------------------------------------------
Short-term and long-term
 debt                          $6,332   $6,285     $6,595   $7,169
Debt-related derivatives--
 liabilities                   $    1   $   58     $    1   $   21
                            ======================================


Refer to Note 8 for additional information concerning debt and related derivatives outstanding at December 31, 1994 and 1993.

Forward Exchange Contracts--As an international company, Texaco is exposed to foreign exchange risk. To hedge against adverse changes in foreign currency exchange rates, the company will buy and sell foreign currencies forward. Texaco's currency hedging program involves managing its foreign currency mone-tary exposures, capital expenditure commitments and foreign currency denominated investment portfolio. The company had forward exchange contracts outstanding to buy $552 million and sell $254 million of foreign currencies at year-end 1994. At year-end 1993, there were outstanding contracts to buy $126 million and sell $159 million of foreign currencies. Unrealized gains and losses applicable to these contracts were immaterial at December 31, 1994 and 1993 since the forward rates approximated the year-end spot rates. The company's exposure to credit risk on forward exchange contracts is minimal since the counterparties are major financial institutions with strong credit ratings. The company does not anticipate nonperformance by any of the multiple coun-terparties. Market risk exposure is essentially limited to the risk related to currency rate movements. The business purposes of forward exchange contracts are explained below.
   At year-end 1994, there were forward exchange contracts out-standing to buy $105 million of Australian dollars as protection against the net liability position of Texaco's Australian opera-tions. These contracts generally have terms of 45 days or less, and are marked-to-market monthly, with gains and losses included in income currently as other costs. There were no hedges of the company's foreign monetary exposures in place at year-end 1993.
   In managing its capital expenditure program, the company will buy foreign currencies forward to hedge portions of signifi-cant future foreign currency denominated capital expenditures




                    Texaco Inc. 1994 Annual Report to Stockholders page 57.


and lease commitments. The amount of hedge coverage is assessed periodically and may be adjusted upward or downward based on current and anticipated market conditions by subse-quent forward purchases or sales of foreign currencies. At Decem-ber 31, 1994, there were forward contracts outstanding of $425 million and $57 million to buy and sell foreign currencies, respec-tively, in connection with the capital expenditure hedging pro-gram. Capital expenditure commitments under this program approximated 471 million British pounds and 1,076 million
Danish krone. Of these planned expenditures, approximately
29% of the British pound commitments and 21% of the Danish krone commitments were hedged by forward contracts. These contracts have terms of 60 days or less. At December 31, 1993, outstanding forward contracts to buy and sell foreign currencies in connection with this program totaled $89 million and $4 mil-lion, respectively. Commitments approximated 97 million British pounds, 1,388 million Danish krone, 12 million Dutch guilders and 21 million Australian dollars. Of these exposures, approx-imately 47% of the British pound commitments and 74% of the Australian dollar commitments were hedged by forward con-tracts. The British pound contracts had terms of 60 days or less.
The Australian dollar contracts, the last of which matured in June 1994, had original terms of up to 18 months. Realized gains and losses on hedges of foreign currency commitments are ini-tially recorded to deferred charges. Subsequently, the amounts are applied to the capitalized project cost on a percentage-of-completion basis, and are amortized to expense over the applica-ble life. At year-end 1994 and 1993, there were net unamortized gains of $29 million and $41 million, respectively.
   The company also enters into forward exchange contracts to purchase and sell foreign currency to hedge a portion of its invest-ment portfolio denominated in foreign currencies. The company's strategy is to hedge the full value of this portion of the investment portfolio and to close out forward contracts upon the sale or maturity of the corresponding investment. At December 31, 1994 and 1993, there were outstanding $203 million and $183 million, respectively, of such contracts, primarily to sell various major European currencies. These contracts are valued at market based upon the foreign currency exchange rates in effect at the balance sheet dates. Increases and decreases in the value of these con-tracts are recorded in investments along with the corresponding instruments being hedged. Related unrealized gains and losses are recorded, net of applicable income taxes, to stockholders' equity until the related investment is sold or matures, at which time they are recorded in income. Realized gains and losses on the settlement of forward contracts used to hedge foreign currency investments held as of the balance sheet dates are deferred and included in stockholders' equity until such time as the corre-sponding investments are sold or mature.

Commodity Hedging--The company uses established petroleum futures exchanges, as well as over-the-counter markets, to hedge a portion of the market risks associated with its crude oil, natural gas and petroleum product purchases, sales and exchange activi-ties. All such transactions are subject to the company's corporate risk management policies which prohibit speculative positions, set dollar, volumetric and term limits on the contracts that can be executed and require management approvals as set forth in the company's delegations of authority. Hedge positions are marked-to-market on a daily basis for valuation purposes.
   Forwards, options and swaps and other derivatives are used as hedge instruments to reduce the company's exposure to price volatility. These instruments may be used to establish margins, costs or revenues, and may be used in conjunction with specifi-cally identified transactions, projected purchases/sales of inven-tory, or processing operations. In some cases, selection of an over-the-counter hedge instrument can be advantageous in com-parison with futures exchange hedge instruments because the over-the-counter instrument can be created to achieve specific hedging objectives and, therefore, afford the company greater flexibility. In implementing its hedging program, the company analyzes the sensitivity of its commodity-based cash flows to market price changes. Based on this market risk profile, as well as trends in prices and overall business objectives, a determination is made as to the appropriate hedging strategy.
   Gains and losses on hedge instruments, which offset losses and gains on the underlying cash market transaction, are recorded to deferred income or charges until the hedged transac-tion is closed or anticipated future purchase or sale of inventory or production occurs. At that time, any gain or loss on the hedging contract is recorded in operating revenues.
   Over-the-counter hedge positions, including forwards, options, swaps and other derivative products, expose the com-pany to counterparty credit risk. However, because the contracts are placed with parties whose creditworthiness has been pre-determined in accordance with the company's credit policy, non-performance by any counterparty is not anticipated. Such over-the-counter commodity contracts do not expose the company to any concentrations of credit risk because of the multiple counter-parties to the transactions and dollar limits incorporated in risk management policies.
   At December 31, 1994 and 1993, there were open derivative commodity contracts required to be settled in cash, consisting mostly of swaps. Notional contract amounts, excluding unre-alized gains and losses, were $511 million and $560 million, respectively, at year-end 1994 and 1993. These amounts prin-cipally represent future values of contract volumes over the remaining duration of outstanding swap contracts at the respec-tive dates. These contracts hedge a small fraction of the com-pany's business activities generally for the next twelve months. Unrealized gains and losses on contracts outstanding at year-end 1994 and 1993 were not material.

Financial Guarantees
   The company has guaranteed the payment of certain debt and other obligations of third parties and affiliates. These guarantees totaled $176 million and $154 million at December 31, 1994 and 1993, respectively.
   Exposure to credit risk in the event of non-payment by the obligors is represented by the contractual amount of these instru-ments. No loss is anticipated under these guarantees.

Throughput Agreements
   Texaco Inc. and certain of its subsidiary companies have entered into certain long-term agreements wherein they have committed either to ship through affiliated pipeline companies and an offshore oil port, or to refine at an affiliated refining company a sufficient volume of crude oil or petroleum products to enable these affiliated companies to meet a specified portion of





                   Texaco Inc. 1994 Annual Report to Stockholders page 58.


their individual debt obligations, or, in lieu thereof, to advance sufficient funds to enable these affiliated companies to meet these obligations. Additionally, Texaco has entered into long-term pur-chase commitments with third parties for take or pay gas trans-portation. The company's maximum exposure to loss was $726 million and $765 million at December 31, 1994 and 1993, respectively.
   However, based on Texaco's right of counterclaim against third parties in the event of nonperformance, Texaco's net exposure was approximately $561 million and $590 million at December 31, 1994 and 1993, respectively.
   No losses are anticipated as a result of the above obligations.

Other Commitments
   At December 31, 1994 and 1993, minority holders owned $537 million and $425 million, respectively, of preferred stock of subsidi-aries. Such amounts are reflected in minority interest in subsidiary companies in the Consolidated Balance Sheet. Such preferred stock currently requires annual dividend payments of approximately $27 million. At present, Texaco is required to redeem $75 million of this preferred stock in 2003, $112 million in 2024 and $350 million in 2043. The company has the ability to extend the required redemp-tion dates for the $112 million and $350 million of preferred stock beyond 2024 and 2043, respectively. For additional information regarding preferred stock of subsidiary companies, refer to Note 15.

NOTE 17. CONTINGENT LIABILITIES

INTERNAL REVENUE SERVICE CLAIMS
During 1989, Texaco commenced an action in the United States
Tax Court (Tax Court), to challenge certain claimed increases in the company's 1979-1982 Federal income tax liability. The com-pany's action contested, among other items, an Internal Revenue Service (IRS) claim that during the 1979-1981 years, Texaco should be taxed as if it had resold Saudi crude oil at prices higher than those mandated by the Saudi Arab Government (Aramco Advan-tage issue).
   On December 22, 1993, the Tax Court issued an opinion upholding the company's position on the Aramco Advantage issue. The Tax Court held that the IRS was barred from taxing the company on income never received, and which could only have been received by violating Saudi law. Finding that the Saudi Arab Government's mandate represented the sovereign law of that country, the Tax Court determined that the company was required to comply with the Saudi Arab Government's mandate and did in fact observe it. The IRS has indicated it intends to appeal the decision following the entry of the Tax Court's decision as to the correct amount of Texaco's 1979-1982 Federal income tax liability. All other issues relating to the 1979-1982 years have been resolved by trial or settlement.
   In March 1988, prior to the commencement of the Tax Court action, the company, as a condition of its emergence from Chapter
11 proceedings, agreed to make certain cash deposits with the IRS in contemplation of potential tax claims (Deposit Fund). From time to time, the company has applied Deposit Fund amounts to final liabilities agreed upon by the company and the IRS for income tax and windfall profit tax years of Texaco and Getty not involved in the Tax Court litigation. A portion of the Deposit Fund also will be applied to issues settled in the 1979-1982 litigation years. After satisfaction of all liabilities associated with settled issues, it is anticipated that in excess of $700 million will remain in the Deposit Fund and continue to accrue interest. If the com-pany ultimately prevails on the appeal of the Aramco Advantage issue, the amount remaining in the Deposit Fund will be refunded to the company, with interest.

   In the company's opinion, while it is impossible to ascertain the ultimate legal and financial liability with respect to the above-mentioned and other contingent liabilities and commitments, including lawsuits, claims, guarantees, taxes and regulations, the aggregate amount of such liability in excess of financial reserves, together with deposits and prepayments made against disputed tax claims, is not anticipated to be materially important in rela-tion to the consolidated financial position or results of operations of Texaco Inc. and its subsidiaries.

NOTE 18. FINANCIAL DATA BY GEOGRAPHIC AREA
Texaco Inc. and its subsidiary companies, together with affiliates, represent a vertically integrated enterprise principally engaged in the worldwide exploration for and production, transportation, refining and marketing of crude oil, natural gas and petroleum products, as well as nonpetroleum operations such as insurance and alternate energy activities. Intergeographic sales and ser-vices shown are based on prices which are generally representa-tive of market prices or arm's-length negotiated prices.
   Operating profit represents total sales and services as shown on the Statement of Consolidated Income less operating costs and expenses, net of income taxes. Corporate/nonoperating includes interest income and expense, dividends, general corporate expenses and other nonoperating items, net of income taxes.
Equity in income or losses of partnership joint venture companies is reflected net of taxes, since this income is directly taxable to Texaco.
   Identifiable assets are those from continuing operations which can be directly identified or associated with operations which have been geographically segregated. Net assets of discontinued operations (see Note 4) for the years 1994 and 1993 and identifia-ble assets of discontinued operations for the year 1992 are reflected in corporate/nonoperating to conform to the presenta-tion of net income (loss) from discontinued operations. Invest-ments in affiliates pertain to those affiliates which are accounted for on the equity method. Investments in affiliates relating to discontinued operations are reflected in corporate/nonoperating. Corporate assets include cash and cash investments, as well as receivables, properties, plant and equipment and other assets which are corporate in nature.





                   Texaco Inc. 1994 Annual Report to Stockholders page 59.


                                                                Other                      Other
                                                  United      Western                    Eastern       Corporate/
(Millions of dollars)                             States   Hemisphere      Europe     Hemisphere    Nonoperating*    Consolidated
---------------------------------------------------------------------------------------------------------------------------------
YEAR 1994
Sales and services
 Outside                                         $15,936       $4,710      $8,479         $3,415         $    --          $32,540
 Intergeographic                                     335          198         764             43          (1,340)              --
                                              -----------------------------------------------------------------------------------
 Total sales and services                        $16,271       $4,908      $9,243         $3,458         $(1,340)         $32,540
                                              -----------------------------------------------------------------------------------
Net income (loss)
 Operating profit                                $   522       $  104      $   65         $   67         $    --          $   758
 Equity in income of affiliates                      134            6           1            353              --              494
 Corporate/nonoperating                               --           --          --             --            (273)            (273)
                                              -----------------------------------------------------------------------------------
 Net income (loss) before discontinued
  operations                                         656          110          66            420            (273)             979
 Discontinued operations                              --           --          --             --             (69)             (69)
                                              -----------------------------------------------------------------------------------
 Total net income (loss)                         $   656       $  110      $   66         $  420         $  (342)         $   910
                                              -----------------------------------------------------------------------------------
Identifiable assets                              $11,851       $1,587      $4,641         $1,180         $    --          $19,259
Net assets of discontinued operations                 --           --          --             --             195              195
Investments in affiliates                          1,144           26         370          2,366              --            3,906
Corporate assets                                      --           --          --             --           2,145            2,145
                                              -----------------------------------------------------------------------------------
 Total assets                                    $12,995       $1,613      $5,011         $3,546         $ 2,340          $25,505
                                              ===================================================================================
YEAR 1993
Sales and services
 Outside                                         $17,417       $4,245      $8,416         $3,167         $    --          $33,245
 Intergeographic                                     289          241         725             43          (1,298)              --
                                              -----------------------------------------------------------------------------------
 Total sales and services                        $17,706       $4,486      $9,141         $3,210         $(1,298)         $33,245
                                              -----------------------------------------------------------------------------------
Net income (loss)
 Operating profit                                $   562       $  107      $  245         $   24         $    --          $   938
 Equity in income of affiliates                      146            8           8            368              --              530
 Corporate/nonoperating                               --           --          --             --            (209)            (209)
                                              -----------------------------------------------------------------------------------
 Net income (loss) before discontinued
  operations                                         708          115         253            392            (209)           1,259
 Discontinued operations                              --           --          --             --            (191)            (191)
                                              -----------------------------------------------------------------------------------
 Total net income (loss)                         $   708       $  115      $  253         $  392         $  (400)         $ 1,068
                                              -----------------------------------------------------------------------------------
Identifiable assets                              $12,603       $1,435      $4,556         $1,107         $    --          $19,701
Net assets of discontinued operations                 --           --          --             --           1,180            1,180
Investments in affiliates                          1,171           29         388          2,153              --            3,741
Corporate assets                                      --           --          --             --           2,004            2,004
                                              -----------------------------------------------------------------------------------
 Total assets                                    $13,774       $1,464      $4,944         $3,260         $ 3,184          $26,626
                                              ===================================================================================
YEAR 1992
Sales and services
 Outside                                         $18,651       $4,023      $9,295         $3,718         $    --          $35,687
 Intergeographic                                     223          233         695            152          (1,303)              --
                                              -----------------------------------------------------------------------------------
 Total sales and services                        $18,874       $4,256      $9,990         $3,870         $(1,303)         $35,687
                                              -----------------------------------------------------------------------------------
Net income (loss)
 Operating profit (loss)                         $   714       $  (39)     $  300         $   66         $    --          $ 1,041
 Equity in income of affiliates                       95            8          22            341              --              466
 Corporate/nonoperating                               --           --          --             --            (469)            (469)
                                              -----------------------------------------------------------------------------------
 Net income (loss) before discontinued
   operations and cumulative effect of
   accounting changes                                809          (31)        322            407            (469)           1,038
 Discontinued operations                              --           --          --             --             (26)             (26)
 Cumulative effect of accounting changes              --           --          --             --            (300)            (300)
                                              -----------------------------------------------------------------------------------
 Total net income (loss)                         $   809       $  (31)     $  322         $  407         $  (795)         $   712
                                              -----------------------------------------------------------------------------------
Identifiable assets                              $12,596       $1,452      $4,093         $1,147         $    --          $19,288
Identifiable assets of discontinued
 operations                                           --           --          --             --           1,409            1,409
Investments in affiliates                          1,128           29         387          1,921               3            3,468
Corporate assets                                      --           --          --             --           1,827            1,827
                                              -----------------------------------------------------------------------------------
 Total assets                                    $13,724       $1,481      $4,480         $3,068         $ 3,239          $25,992
                                              ===================================================================================


*Includes intergeographic sales and services eliminations.




                   Texaco Inc. 1994 Annual Report to Stockholders page 60.


                      REPORT OF MANAGEMENT

              Texaco Inc. and Subsidiary Companies


The consolidated financial statements are the responsibility of the management of Texaco Inc. They were prepared in accordance with generally accepted accounting principles and are, in part, based on certain estimates and judgments, as required. Other information contained in this Annual Report is presented on a basis consistent with the financial statements.
   To meet these responsibilities, it is Texaco's long-established corporate policy to maintain a control conscious environment and an effective internal control system throughout its worldwide operations. Included in this system are Corporate Conduct
Guidelines which require that all employees maintain the highest level of ethical standards. The internal control system provides reasonable assurance that assets are safeguarded against unauthorized acquisition, use or disposition, and that financial records are accurately and objectively maintained, thus serving as a reliable basis for the preparation of financial statements. This system is augmented by written policies and procedures and an organizational structure that provides for an appropriate division of responsibility. Management personnel are required to formally certify each year that an effective internal control system is maintained. The internal controls are complemented by Texaco's internal auditors who conduct regular and extensive internal audits throughout the company. In addition, the independent public accounting firm of Arthur Andersen LLP is engaged to provide an objective, independent audit of the company's finan-cial statements. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing stan-dards, which included obtaining a sufficient understanding of the company's internal controls to plan their audit and determine the nature, timing and extent of audit tests to be performed. In conducting their audits, both the internal and independent audi-tors have access to the minutes of all meetings of the company's Board of Directors. The appointment of the independent auditors is presented to the stockholders for approval at each Annual
Meeting of the Stockholders.
   The Board of Directors of Texaco Inc. maintains an Audit Committee which has been in place since 1939. This Committee, currently comprised of five nonemployee Directors, met two times in 1994. Depending on the nature of the matters under review, the independent auditors, as well as certain officers and employees of the company, may attend all or part of a meeting.
The Committee reviews and evaluates the company's accounting policies and reporting practices, internal auditing, internal con-trols, security procedures and other matters deemed appropriate.
The Audit Committee also reviews the performance of Arthur
Andersen LLP in their audit of Texaco's financial statements and evaluates their independence and professional competence, as well as the scope of their audit. Both the internal and independent auditors have unrestricted access to the Audit Committee to discuss the results of their audits and the quality of the company's financial reporting and internal control system.


(Alfred C. DeCrane, Jr.)
Alfred C. DeCrane, Jr.
Chairman of the Board and
Chief Executive Officer


(William C. Bousquette)
William C. Bousquette
Senior Vice President and
Chief Financial Officer


(Robert C. Oelkers)
Robert C. Oelkers
Comptroller


<AUDIT-REPORT>

           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                     ARTHUR ANDERSEN LLP

To the Stockholders, Texaco Inc.:

We have audited the accompanying consolidated balance sheet of Texaco Inc. (a Delaware corporation) and subsidiary companies as of December 31, 1994 and 1993, and the related statements of consolidated income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's man-agement. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstate-ment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial state-ments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texaco Inc. and subsidiary companies as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.
   As discussed in Note 2 to the Consolidated Financial State-ments, effective January 1, 1992, the company changed its meth-ods of accounting for income taxes and postretirement benefits other than pensions.


(Arthur Andersen LLP)


February 23, 1995
New York, N.Y.

</AUDIT-REPORT>




                   Texaco Inc. 1994 Annual Report to Stockholders page 61.


            SUPPLEMENTAL OIL AND GAS INFORMATION

            Texaco Inc. and Subsidiary Companies



The following information for Texaco Inc. and consolidated subsidiaries, as well as Texaco's equity in P.T. Caltex Pacific Indo-nesia (CPI), a 50%-owned affiliate operating in Other Eastern Hemisphere areas, is presented in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" (SFAS 69).
   In July 1994 as part of its plan for growth, Texaco announced it would sell or trade approximately 50% of its more than 600 producing fields in the United States. Future activities will be focused on those remaining core U.S. oil and gas assets which account for more than 90 percent of the producing profits, cash flow, production and reserve base in the United States. The infor-mation presented below includes applicable amounts relating to assets classified as "Assets under agreements for sale" in the December 31, 1994 Consolidated Balance Sheet.

ESTIMATED PROVED RESERVES
Volumes reported for proved liquid and gas reserves are based upon reasonable estimates. These estimates are consistent with current knowledge of the characteristics and production history of the reserves. Although they are based upon sound geological and engineering principles, by their very nature, such estimates are subject to upward and downward revision as additional infor-mation about producing fields and technology becomes available. Reported volumes include only such reserves as can reasonably be classified as proved. Net reserves represent the volumes esti-mated to be available after deduction of the royalty interests of others from gross reserves. In addition to reported reserves, Texaco has a large inventory of potential reserves that will add to the company's proved reserve base as future investments are made in exploration and development programs.
   CPI's estimated liquids reserves include volumes projected to be recovered as reimbursement for a portion of costs incurred. Accordingly, these volumes will fluctuate annually with the price of crude oil. CPI's natural gas production is all consumed in its operations.
   Annually, Texaco Inc. provides information concerning oil and gas reserves to the U.S. Department of Energy and to certain governmental bodies. Such information is compatible with the information presented in this Annual Report.
   During 1994, reserve increases, including equity and excluding purchases and sales, replaced 111% of worldwide combined oil and gas production. Of such reserve replacements, 78% were addi-tions comprised of new fields, new sands, new plants, extensions, and improved recovery, and 22% were comprised of revisions to previous estimates. During the three-year period 1992-1994, Texaco's reserve increases were 106% of worldwide production. During this period, additions accounted for 68% of reserve increases and revisions accounted for 32%. During the five-year period 1990-1994, Texaco's reserve increases were 107% of worldwide production. During this period, additions accounted for 66% of reserve increases and revisions accounted for 34%. Increases in proved reserves during 1994 were primarily due to the following:
   In the United States, liquid reserves were added through drill-ing that extended the productive limits of existing fields in Cali-fornia, Illinois, Louisiana, New Mexico, and Texas. Other liquid reserve increases from drilling resulted from the discovery of new productive formations in Texas and onshore and offshore Loui-siana and from new fields discovered offshore Louisiana. Addi-tional liquid reserve increases also resulted from extending the life of various gas plant contracts in Texas and New Mexico, from improved recovery at a steamflood project in California, as well as from upward revisions that resulted from improved performance of gas plants in Louisiana, Oklahoma, and Texas. Additions to natural gas reserves resulted from drilling offshore Louisiana and Alabama and onshore Texas and Wyoming. Upward revisions to gas volumes resulted from the utilization of lower abandonment pressure at an offshore Louisiana field and improved perfor-mance at offshore gas fields in Louisiana and Texas. The liquids and natural gas sales of minerals-in-place were principally com-prised of numerous smaller economically marginal properties that did not fit into Texaco's business goals.
   Outside the United States, in the Other Western Hemisphere area, liquids reserve additions mainly reflect extensions at an onshore field in Canada from additional drilling, as well as upward revisions that reflect improved performance at a Colom-bia onshore field and also from a successful workover program at an offshore field in Trinidad. Natural gas additions were from drilling at several Canadian fields, as well as upward revisions from the successful workover program at the offshore Trinidad field. In the Europe area, significant increases in liquid reserves were from new fields, new sands, and extensions, as well as upward revisions resulting from improved performance and addi-tional drilling at several fields--all offshore in the United King-dom sector of the North Sea. Additional volumes of liquids were added from improved recovery at a field in the Danish sector of the North Sea. Additions of European gas reserves were from two new offshore fields and from new sands discovered at a third offshore field--all in the United Kingdom portion of the North
Sea. In the Other Eastern Hemisphere area, liquids reserves were added from extensions as a result of additional drilling at two fields in the Partitioned Neutral Zone between Saudi Arabia and Kuwait, and at a field in Indonesia. A waterflood project in Indo-nesia added liquids reserves from improved recovery. Affiliate liquids reserves were increased due to the continued improved performance and additional development of both steamflood and waterflood projects in Indonesia. Affiliate gas reserves were increased from new sands discovered in several fields located in Indonesia.
   During 1995, Texaco expects that net production of natural gas will approximate 2,185 million cubic feet per day. This estimate is based upon past performance and on the assumption that such




                   Texaco Inc. 1994 Annual Report to Stockholders page 62.


gas quantities can be produced under operating and economic conditions existing at December 31, 1994. Possible future changes in prices or world economic conditions were not factored into this estimate. These expected production volumes, together with nor-mal related supply arrangements, are sufficient to meet antici-pated delivery requirements under contractual arrangements. Approximately 33% of Texaco's proved natural gas reserves in the United States as of December 31, 1994, 1993 and 1992 were cov-ered by long-term sales contracts. These agreements are pri-marily priced at market.


ESTIMATED NET PROVED DEVELOPED AND UNDEVELOPED RESERVES OF CRUDE OIL

                                                               Texaco Inc. and Consolidated Subsidiaries        Equity      Total
                                          -------------------------------------------------------------- ------------- ----------
                                                               Other                   Other                Affiliate-
                                                  United     Western                 Eastern             Other Eastern
(Millions of barrels)                             States  Hemisphere     Europe   Hemisphere   Worldwide    Hemisphere
---------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1991                            1,359         100        239          396       2,094           397      2,491
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions         14           2          4           11          31            40         71
  Improved recovery                                   32          --         19           --          51            35         86
  Revisions of previous estimates                     37          (2)        19           17          71             4         75
  Purchases of minerals-in-place                      --           1         --           --           1            --          1
  Sales of minerals-in-place                         (10)         --         --           --         (10)           --        (10)
  Production                                        (127)        (16)       (25)         (30)       (198)          (44)      (242)
                                                ---------------------------------------------------------------------------------
As of December 31, 1992*                           1,305          85        256          394       2,040           432      2,472
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions         36           1         50            8          95             1         96
  Improved recovery                                   37          --          9           --          46            52         98
  Revisions of previous estimates                     37          (2)         3           14          52            18         70
  Purchases of minerals-in-place                       1          --         --           --           1            --          1
  Sales of minerals-in-place                         (15)         (3)        (5)          --         (23)           --        (23)
  Production                                        (123)         (7)       (28)         (36)       (194)          (47)      (241)
                                                ---------------------------------------------------------------------------------
As of December 31, 1993*                           1,278          74        285          380       2,017           456      2,473
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions         29           2         66           71         168            --        168
  Improved recovery                                   21          --          7            7          35            24         59
  Revisions of previous estimates                      5           5          4           10          24            16         40
  Sales of minerals-in-place                          (9)         (2)        (5)          --         (16)           --        (16)
  Production                                        (119)         (7)       (41)         (41)       (208)          (57)      (265)
                                                ---------------------------------------------------------------------------------
As of December 31, 1994*                           1,205          72        316          427       2,020           439      2,459
                                                =================================================================================
 *Includes net proved developed reserves
    As of December 31, 1992                        1,047          73        115          350       1,585           319      1,904
    As of December 31, 1993                          991          67        123          347       1,528           354      1,882

    As of December 31, 1994                          947          68        152          365       1,532           356      1,888
                                                =================================================================================




                    Texaco Inc. 1994 Annual Report to Stockholders page 63.


ESTIMATED NET PROVED DEVELOPED AND UNDEVELOPED RESERVES OF NATURAL GAS LIQUIDS

                                                               Texaco Inc. and Consolidated Subsidiaries        Equity      Total
                                          -------------------------------------------------------------- ------------- ----------
                                                               Other                   Other                Affiliate-
                                                  United     Western                 Eastern             Other Eastern
(Millions of barrels)                             States  Hemisphere     Europe   Hemisphere   Worldwide    Hemisphere
---------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1991                              188           1         26           --         215             5        220
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions          4          --         --           --           4             1          5
  Improved recovery                                    1          --         --           --           1            --          1
  Revisions of previous estimates                     34           1          1           --          36            --         36
  Sales of minerals-in-place                          (1)         --         --           --          (1)           --         (1)
  Production                                         (31)         --         (2)          --         (33)           --        (33)
                                                  -------------------------------------------------------------------------------
As of December 31, 1992*                             195           2         25           --         222             6        228
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions          5          --         --           --           5            --          5
  Revisions of previous estimates                     15          (1)         3           --          17            (1)        16
  Sales of minerals-in-place                          (3)         --         --           --          (3)           --         (3)
  Production                                         (32)         --         (2)          --         (34)           --        (34)
                                                  -------------------------------------------------------------------------------
As of December 31, 1993*                             180           1         26           --         207             5        212
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions         32          --          3           --          35            --         35
  Revisions of previous estimates                     12          --          1           --          13             1         14
  Sales of minerals-in-place                          (4)         --         --           --          (4)           --         (4)
  Production                                         (29)         --         (3)          --         (32)           --        (32)
                                                  -------------------------------------------------------------------------------
As of December 31, 1994*                             191           1         27           --         219             6        225
                                                  ===============================================================================

 *Includes net proved developed reserves
    As of December 31, 1992                          189           1          8           --         198             5        203
    As of December 31, 1993                          174           1          7           --         182             5        187

    As of December 31, 1994                          182           1         11           --         194             5        199
                                                  ===============================================================================


GRAND TOTAL RESERVES OF CRUDE OIL AND NATURAL GAS LIQUIDS
---------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1992                            1,500          87        281          394       2,262           438      2,700
As of December 31, 1993                            1,458          75        311          380       2,224           461      2,685
                                                ---------------------------------------------------------------------------------
As of December 31, 1994                            1,396          73        343          427       2,239           445      2,684
                                                =================================================================================


ESTIMATED NET PROVED DEVELOPED AND UNDEVELOPED RESERVES OF NATURAL GAS

                                                               Texaco Inc. and Consolidated Subsidiaries        Equity      Total
                                          -------------------------------------------------------------- ------------- ----------
                                                               Other                   Other                Affiliate-
                                                  United     Western                 Eastern             Other Eastern
(Billions of cubic feet)                          States  Hemisphere     Europe   Hemisphere   Worldwide    Hemisphere
---------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1991                            4,697         683        664           84       6,128           149      6,277
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions        230          14          2            4         250            20        270
  Improved recovery                                   29          --          5           --          34             7         41
  Revisions of previous estimates                    332           5          3           (3)        337            (1)       336
  Purchases of minerals-in-place                       1          23         --           --          24            --         24
  Sales of minerals-in-place                         (91)        (15)        --           --        (106)           --       (106)
  Production                                        (672)        (55)       (26)          (2)       (755)          (17)      (772)
                                                ---------------------------------------------------------------------------------
As of December 31, 1992**                          4,526         655        648           83       5,912           158      6,070
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions        344         128        110            1         583            --        583
  Improved recovery                                   26           6          4           --          36            --         36
  Revisions of previous estimates                    257          --        149          (37)        369            --        369
  Purchases of minerals-in-place                       2           4         --            1           7            --          7
  Sales of minerals-in-place                        (174)        (14)        --           (1)       (189)           --       (189)
  Production                                        (652)        (57)       (36)          (3)       (748)          (18)      (766)
                                                ---------------------------------------------------------------------------------
As of December 31, 1993**                          4,329         722        875           44       5,970           140      6,110
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions        522          17         71           --         610            26        636
  Improved recovery                                    2          --          2            1           5            --          5
  Revisions of previous estimates                    260          22         15            4         301            (5)       296
  Purchases of minerals-in-place                      --           9         --            1          10            --         10
  Sales of minerals-in-place                         (61)         (1)       (20)          --         (82)           --        (82)
  Production                                        (645)        (57)       (66)          (3)       (771)          (11)      (782)
                                                ---------------------------------------------------------------------------------
As of December 31, 1994**                          4,407         712        877           47       6,043           150      6,193
                                                =================================================================================

**Includes net proved developed reserves
    As of December 31, 1992                        4,064         589        216           74       4,943           150      5,093
    As of December 31, 1993                        3,971         575        362           41       4,949           128      5,077

    As of December 31, 1994                        3,899         558        465           44       4,966           133      5,099
                                                =================================================================================




                   Texaco Inc. 1994 Annual Report to Stockholders page 64.


CAPITALIZED COSTS
Capitalized costs represent cumulative expenditures for proved and unproved properties and support equipment and facilities used in oil and gas exploration and producing operations together with related accumulated depreciation, depletion and amortization (including aggregate provisions for restoration and abandonment costs, net of such costs expended to date).


                                                               Texaco Inc. and Consolidated Subsidiaries        Equity      Total
                                             ----------------------------------------------------------- ------------- ----------
                                                               Other                   Other                Affiliate-
                                                  United     Western                 Eastern             Other Eastern
(Millions of dollars)                             States  Hemisphere     Europe   Hemisphere   Worldwide    Hemisphere
---------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1994
  Proved properties                             $ 18,103       $ 544    $ 3,483       $1,202    $ 23,332        $  805   $ 24,137
  Unproved properties                                361          23        182           96         662           353      1,015
  Support equipment and facilities                   371          40        117           98         626           455      1,081
                                             ------------------------------------------------------------------------------------
    Gross capitalized costs                       18,835         607      3,782        1,396      24,620         1,613     26,233
  Accumulated depreciation, depletion
    and amortization                             (12,723)       (384)    (2,254)        (812)    (16,173)         (699)   (16,872)
                                             ------------------------------------------------------------------------------------
    Net capitalized costs                       $  6,112       $ 223    $ 1,528       $  584    $  8,447        $  914   $  9,361
                                             ====================================================================================
As of December 31, 1993
  Proved properties                             $ 18,442       $ 549    $ 3,232       $1,094    $ 23,317        $  694   $ 24,011
  Unproved properties                                434          23        258           80         795           356      1,151
  Support equipment and facilities                   373          48        114           90         625           439      1,064
                                             ------------------------------------------------------------------------------------
    Gross capitalized costs                       19,249         620      3,604        1,264      24,737         1,489     26,226
  Accumulated depreciation, depletion
    and amortization                             (12,837)       (394)    (2,018)        (643)    (15,892)         (629)   (16,521)
                                             ------------------------------------------------------------------------------------
    Net capitalized costs                       $  6,412       $ 226    $ 1,586       $  621    $  8,845        $  860   $  9,705
                                             ====================================================================================


COSTS INCURRED
Costs incurred represent amounts capitalized or charged against income as expended. Property acquisition costs include costs to purchase or lease proved and unproved properties. Exploration costs include the costs of geological and geophysical work, carry-ing and retaining undeveloped properties and drilling and equip-ping exploratory wells. Development costs include expenditures to drill and equip development wells; to provide improved recov-ery systems; to construct facilities for extraction, treating, gathering and storing liquids and natural gas; and to maintain producing facilities for existing developed reserves. Exploration and development costs include applicable depreciation of support equipment and facilities used in those activities, rather than the expenditures to acquire such assets.


                                                               Texaco Inc. and Consolidated Subsidiaries        Equity      Total
                                                 ------------------------------------------------------- ------------- ----------
                                                               Other                   Other                Affiliate-
                                                  United     Western                 Eastern             Other Eastern
(Millions of dollars)                             States  Hemisphere     Europe   Hemisphere   Worldwide    Hemisphere
---------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1994
  Proved property acquisition                       $  5         $ 2       $ --        $ --       $    7          $ --     $    7
  Unproved property acquisition                       13           2         --          33           48            --         48
  Exploration                                        165          19         58         110          352             9        361
  Development                                        729          43        253         108        1,133           129      1,262
                                                 --------------------------------------------------------------------------------
    Total                                           $912         $66       $311        $251       $1,540          $138     $1,678
                                                 ================================================================================
For the year ended December 31, 1993
  Proved property acquisition                       $ 15         $ 2       $ --        $  3       $   20          $ --     $   20
  Unproved property acquisition                       15           1         --           8           24            --         24
  Exploration                                        157           9        141         111          418            10        428
  Development                                        690          29        299         119        1,137           137      1,274
                                                 --------------------------------------------------------------------------------
    Total                                           $877         $41       $440        $241       $1,599          $147     $1,746
                                                 ================================================================================
For the year ended December 31, 1992
  Proved property acquisition                       $  9         $ 3       $ --        $ --       $   12          $ --     $   12
  Unproved property acquisition                       11          --         --           7           18            --         18
  Exploration                                        162          55         85         114          416             9        425
  Development                                        639          39        485          87        1,250           171      1,421
                                                 --------------------------------------------------------------------------------
    Total                                           $821         $97       $570        $208       $1,696          $180     $1,876
                                                 ================================================================================




                       Texaco Inc. 1994 Annual Report to Stockholders page 65.


RESULTS OF OPERATIONS--OIL AND GAS EXPLORATION AND PRODUCING ACTIVITIES The results below solely relate to Texaco's exploration for and net production of liquids and natural gas reserves. They exclude special items and operating earnings related to the sale of pur-chased oil and gas, equity earnings of certain affiliates, liquids and gas trading activity, general overhead, and miscellaneous operating income. Related estimated income tax expense was computed by applying the statutory income tax rates, including state and local income taxes, to the pre-tax results of operations and reflects applicable credits and allowances.


                                                              Texaco Inc. and Consolidated Subsidiaries         Equity      Total
                                          ------------------------------------------------------------- -------------- ----------
                                                               Other                   Other                Affiliate-
                                                 United      Western                 Eastern             Other Eastern
(Millions of dollars)                            States   Hemisphere     Europe   Hemisphere  Worldwide     Hemisphere
---------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1994
Gross revenues from:
 Sales and transfers to affiliates and to
  divisions and subsidiaries within Texaco      $ 2,672      $    --    $   336      $   491    $ 3,499        $   514    $ 4,013
 Sales to unaffiliated entities                     403          129        448          113      1,093             24      1,117
Production costs                                 (1,100)         (37)      (325)        (198)    (1,660)          (163)    (1,823)
Exploration expenses                               (115)         (17)       (53)        (115)      (300)            (9)      (309)
Depreciation, depletion and amortization           (934)         (29)      (295)         (96)    (1,354)           (74)    (1,428)
Other expenses                                     (249)          (8)        --          (27)      (284)           (27)      (311)
                                             ------------------------------------------------------------------------------------
Results before estimated income taxes               677           38        111          168        994            265      1,259
Estimated income taxes                             (217)         (32)       (43)        (130)      (422)          (131)      (553)
                                             ------------------------------------------------------------------------------------
    Net results                                 $   460      $     6    $    68      $    38    $   572        $   134    $   706
                                             ====================================================================================

For the year ended December 31, 1993
Gross revenues from:
 Sales and transfers to affiliates and to
  divisions and subsidiaries within Texaco      $ 2,945      $    --    $   184      $   457    $ 3,586        $   486    $ 4,072
 Sales to unaffiliated entities                     464          130        350           98      1,042             23      1,065
Production costs                                 (1,203)         (50)      (252)        (205)    (1,710)          (146)    (1,856)
Exploration expenses                               (102)         (13)       (76)         (92)      (283)            (9)      (292)
Depreciation, depletion and amortization           (967)         (28)      (164)         (93)    (1,252)           (64)    (1,316)
Other expenses                                     (213)         (11)        --          (21)      (245)            (4)      (249)
                                             ------------------------------------------------------------------------------------
Results before estimated income taxes               924           28         42          144      1,138            286      1,424
Estimated income taxes                             (303)         (23)        (6)        (115)      (447)          (152)      (599)
                                             ------------------------------------------------------------------------------------
    Net results                                 $   621      $     5    $    36      $    29    $   691        $   134    $   825
                                             ====================================================================================

For the year ended December 31, 1992
Gross revenues from:
 Sales and transfers to affiliates and to
  divisions and subsidiaries within Texaco      $ 3,136      $    55    $   151      $   495    $ 3,837        $   536    $ 4,373
 Sales to unaffiliated entities                     440          167        389           12      1,008             19      1,027
Production costs                                 (1,281)         (87)      (261)        (173)    (1,802)          (138)    (1,940)
Exploration expenses                               (107)         (55)       (73)        (102)      (337)            (8)      (345)
Depreciation, depletion and amortization           (975)         (41)      (104)         (72)    (1,192)           (53)    (1,245)
Other expenses                                     (244)         (26)        --          (22)      (292)           (20)      (312)
                                             ------------------------------------------------------------------------------------
Results before estimated income taxes               969           13        102          138      1,222            336      1,558
Estimated income taxes                             (321)         (26)         2         (125)      (470)          (182)      (652)
                                             ------------------------------------------------------------------------------------
    Net results                                 $   648      $   (13)   $   104      $    13    $   752        $   154    $   906
                                             ====================================================================================





                   Texaco Inc. 1994 Annual Report to Stockholders page 66.


AVERAGE SALES PRICES AND PRODUCTION COSTS--PER UNIT
Average sales prices per unit are based upon the gross revenues reported in the Results of Operations--Oil and Gas Explora-tion and Producing Activities table. Average production costs per composite barrel include related depreciation, depletion and amortization of support equipment and facilities. It also includes cash lifting costs, excluding payments for royalties and income taxes. However, users of this information are cautioned that such income taxes and royalties substantially add to the total cost of producing operations and substantially reduce the profitability and cash flow from such operations.


                                                                                 Average sales prices
                           --------------------------------------------------------------------------
                                              1994                      1993                     1992
                           -----------------------  ------------------------  -----------------------
                             Crude oil     Natural     Crude oil     Natural    Crude oil     Natural      Average production costs
                           and natural     gas per   and natural     gas per  and natural     gas per        (per composite barrel)
                           gas liquids    thousand   gas liquids    thousand  gas liquids    thousand   ---------------------------
                            per barrel  cubic feet    per barrel  cubic feet   per barrel  cubic feet      1994      1993      1992
-----------------------------------------------------------------------------------------------------------------------------------
United States                   $12.81       $1.87        $13.61       $2.07       $15.50      $1.73      $4.33     $4.60     $4.77
Other Western Hemisphere         10.94         .87         11.11         .89        11.21        .78       2.41      3.06      3.69
Europe                           15.24        2.17         16.06        2.33        18.69       2.36       6.01      8.58      8.56
Other Eastern Hemisphere         14.65        2.70         15.18        2.58        17.83       2.89       4.92      5.49      6.17
Affiliate--Other Eastern
 Hemisphere                      11.96          --         13.45          --        14.21         --       3.13      3.21      3.19
                           ========================================================================================================


STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
The following table shows estimated future net cash flows from future production of net developed and undeveloped proved reserves of crude oil, natural gas liquids and natural gas; there-fore, reserves exclude the royalty interests of others. As pre-scribed by SFAS 69, such future net cash flows were estimated using year-end prices, costs, and tax rates, and a 10% annual discount factor. Future production costs are based upon current year costs used uniformly throughout the life of the reserves.
Future development costs include restoration and abandonment costs, net of residual salvage value. Estimated future income taxes were computed by applying the statutory income tax rates, including state and local taxes, to the future pre-tax net cash flows less appropriate tax deductions, giving effect to tax credits. Effec-tive tax rates were used for certain foreign areas.
   Texaco is presenting this information in accordance with the requirements of SFAS 69 and has exercised all due care in developing the data. It is necessary to caution investors and other users of the information to avoid its simplistic use. While the intent of this disclosure is to provide a common benchmark to help financial statement users project future cash flows and com-pare companies, users should note the following: data in this table excludes the effect of future changes in prices, costs, and tax rates which past experience indicates will occur. Such future changes could significantly impact the disclosed discounted net cash flows. The data also excludes the estimated net cash flows from reserves that are yet to be proved. Extensive judgment is used to estimate the timing of production and future costs over the remaining life of the reserves utilized in developing this disclosure. Values can be distorted by the use of year-end prices that may reflect sea-sonal factors or unpredictable distortions from wars and other significant world events. For all the preceding reasons, this dis-closure is not necessarily indicative of Texaco's perception of the future cash flows to be derived from underground reserves.




                   Texaco Inc. 1994 Annual Report to Stockholders page 67.


STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                               Texaco Inc. and Consolidated Subsidiaries        Equity      Total
                                          -------------------------------------------------------------- ------------- ----------
                                                               Other                   Other                Affiliate-
                                                  United     Western                 Eastern             Other Eastern
(Millions of dollars)                             States  Hemisphere     Europe   Hemisphere   Worldwide    Hemisphere
---------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1994
  Future cash inflows from sale of oil
    and gas                                     $ 26,545      $1,568    $ 6,933      $ 6,006    $ 41,052       $ 4,664   $ 45,716
  Future production costs                         (9,374)       (609)    (2,434)      (2,567)    (14,984)       (1,393)   (16,377)
  Future development costs                        (3,011)       (134)    (1,372)        (354)     (4,871)         (193)    (5,064)
  Future income tax expense                       (3,968)       (361)      (966)      (2,229)     (7,524)       (1,632)    (9,156)
                                             ------------------------------------------------------------------------------------
  Net future cash flows before discount           10,192         464      2,161          856      13,673         1,446     15,119
  10% discount for timing of future
    cash flows                                    (4,313)       (155)      (814)        (271)     (5,553)         (554)    (6,107)
                                             ------------------------------------------------------------------------------------
  Standardized measure: discounted future
    net cash flows                              $  5,879      $  309    $ 1,347      $   585    $  8,120       $   892   $  9,012
                                             ====================================================================================
As of December 31, 1993
  Future cash inflows from sale of oil
    and gas                                     $ 24,897      $1,373    $ 5,444      $ 4,044    $ 35,758       $ 4,113   $ 39,871
  Future production costs                        (10,678)       (774)    (3,023)      (1,879)    (16,354)       (1,573)   (17,927)
  Future development costs                        (2,831)       (166)    (1,060)        (418)     (4,475)         (636)    (5,111)
  Future income tax expense                       (3,060)       (156)      (487)      (1,228)     (4,931)       (1,009)    (5,940)
                                             ------------------------------------------------------------------------------------
  Net future cash flows before discount            8,328         277        874          519       9,998           895     10,893
  10% discount for timing of future
    cash flows                                    (3,231)       (113)      (305)        (168)     (3,817)         (349)    (4,166)
                                             ------------------------------------------------------------------------------------
  Standardized measure: discounted future
    net cash flows                              $  5,097      $  164    $   569      $   351    $  6,181       $   546   $  6,727
                                             ====================================================================================
As of December 31, 1992
  Future cash inflows from sale of oil
    and gas                                     $ 31,609      $1,669    $ 5,917      $ 5,485    $ 44,680       $ 5,154   $ 49,834
  Future production costs                        (11,487)       (827)    (2,541)      (1,615)    (16,470)       (1,780)   (18,250)
  Future development costs                        (3,128)       (120)      (959)        (400)     (4,607)         (631)    (5,238)
  Future income tax expense                       (5,173)       (303)      (966)      (2,476)     (8,918)       (1,399)   (10,317)
                                             ------------------------------------------------------------------------------------
  Net future cash flows before discount           11,821         419      1,451          994      14,685         1,344     16,029
  10% discount for timing of future
    cash flows                                    (4,741)       (176)      (517)        (357)     (5,791)         (522)    (6,313)
                                             ------------------------------------------------------------------------------------
  Standardized measure: discounted future
    net cash flows                              $  7,080      $  243    $   934      $   637    $  8,894       $   822   $  9,716
                                             ====================================================================================


CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
                                                             Texaco Inc. and Consolidated               Total Including Equity in
                                                                   Subsidiaries-Worldwide      Affiliate-Other Eastern Hemisphere
                                                             ----------------------------      ----------------------------------
(Millions of dollars)                                        1994        1993        1992            1994        1993        1992
---------------------------------------------------------------------------------------------------------------------------------
Standardized measure--Beginning of year                   $ 6,181     $ 8,894     $ 7,785         $ 6,727     $ 9,716     $ 8,606
  Sales of minerals-in-place                                 (104)       (211)       (115)           (104)       (211)       (115)
                                                       --------------------------------------------------------------------------
                                                            6,077       8,683       7,670           6,623       9,505       8,491
  Changes in ongoing oil and gas operations:
   Sales and transfers of produced oil and gas, net of
     production costs during the period                    (2,932)     (2,918)     (3,043)         (3,307)     (3,281)     (3,460)
   Net changes in prices, production and development
     costs                                                  3,024      (5,512)      1,182           3,707      (6,001)        788
   Extensions, discoveries and improved recovery, less
     related costs                                          1,355         955         541           1,479         963         763
   Development costs incurred during the period             1,133       1,137       1,250           1,262       1,274       1,421
   Timing of production and other changes                    (618)       (488)       (551)           (648)       (564)       (488)
   Revisions of previous quantity estimates                   537         725       1,129             626         787       1,111
   Purchases of minerals-in-place                               7           6          12               7           6          12
   Accretion of discount                                      907       1,398       1,234           1,023       1,566       1,420
   Net change in discounted future income taxes            (1,370)      2,195        (530)         (1,760)      2,472        (342)
                                                       --------------------------------------------------------------------------
Standardized measure--End of year                         $ 8,120     $ 6,181     $ 8,894         $ 9,012     $ 6,727     $ 9,716
                                                       ==========================================================================




                   Texaco Inc. 1994 Annual Report to Stockholders page 68.


                                                  SELECTED FINANCIAL DATA

                                           Texaco Inc. and Subsidiary Companies

SELECTED QUARTERLY FINANCIAL DATA
                                                                                            1994                             1993
                                                             -----------------------------------  -------------------------------
                                                                 First   Second   Third   Fourth   First  Second    Third  Fourth
(Millions of dollars)                                          Quarter  Quarter Quarter  Quarter Quarter Quarter  Quarter Quarter
---------------------------------------------------------------------------------------------------------------------------------
REVENUES
Sales and services                                              $7,232   $7,865  $8,725   $8,718  $8,061  $8,591   $8,276  $8,317
Equity in income of affiliates, income from dividends,
 interest, asset sales and other                                   202      135     235      241     172     182      214     258
                                                             --------------------------------------------------------------------
                                                                 7,434    8,000   8,960    8,959   8,233   8,773    8,490   8,575
                                                             --------------------------------------------------------------------

DEDUCTIONS
Purchases and other costs                                        5,183    5,787   6,461    6,500   5,957   6,380    6,167   6,163
Operating expenses                                                 731      790     818      730     708     754      835     789
Selling, general and administrative expenses                       391      472     366      450     402     418      524     439
Maintenance and repairs                                             90       95      97      108      98      96      102     122
Exploratory expenses                                                66       90      52       99      55      60      161      76
Depreciation, depletion and amortization                           408      431     445      451     375     386      401     406
Interest expense, taxes other than income taxes and
 minority interest                                                 258      248     265      267     253     257      270     245
                                                             --------------------------------------------------------------------
                                                                 7,127    7,913   8,504    8,605   7,848   8,351    8,460   8,240
                                                             --------------------------------------------------------------------
Income from continuing operations before
 income taxes                                                      307       87     456      354     385     422       30     335
Provision for (benefit from) income taxes                          105      (28)    175      (27)    104     110     (287)    (14)
                                                             --------------------------------------------------------------------
Net income from continuing operations                              202      115     281      381     281     312      317     349
Discontinued operations
 Net loss from operations                                           --       --      --       --      (3)     (3)     (11)     --
 Net income (loss) on disposal                                      --      (87)     --       18      --      --     (164)    (10)
                                                             --------------------------------------------------------------------
NET INCOME                                                      $  202   $   28  $  281   $  399  $  278  $  309   $  142  $  339
                                                             ====================================================================
Per common share (dollars)
 Net income (loss)
  Continuing operations                                         $  .69   $  .35  $  .98   $ 1.42  $  .98  $ 1.11   $ 1.13  $ 1.25
  Discontinued operations                                           --     (.34)     --      .07    (.01)   (.01)    (.68)   (.04)
                                                             --------------------------------------------------------------------
Net income                                                      $  .69   $  .01  $  .98   $ 1.49  $  .97  $ 1.10   $  .45  $ 1.21
                                                             ====================================================================



See accompanying notes to consolidated financial statements.




                    Texaco Inc. 1994 Annual Report to Stockholders page 69.


FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA
(Millions of dollars)                                                                1994      1993      1992      1991      1990
---------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR:
Revenues from continuing operations                                               $33,353   $34,071   $36,530   $37,162   $40,508
Net income (loss) before cumulative effect of accounting changes
 Continuing operations                                                            $   979   $ 1,259   $ 1,038   $ 1,292   $ 1,405
 Discontinued operations                                                              (69)     (191)      (26)        2        45
Cumulative effect of accounting changes                                                --        --      (300)       --        --
                                                                               --------------------------------------------------
Net income                                                                        $   910   $ 1,068   $   712   $ 1,294   $ 1,450
                                                                               --------------------------------------------------
Per common share (dollars)
 Net income (loss) before cumulative effect of accounting changes
    Continuing operations                                                         $  3.43   $  4.47   $  3.63   $  4.60   $  5.01
    Discontinued operations                                                          (.26)     (.73)     (.10)      .01       .17
 Cumulative effect of accounting changes                                               --        --     (1.16)       --        --
                                                                               --------------------------------------------------
 Net income                                                                       $  3.17   $  3.74   $  2.37   $  4.61   $  5.18
                                                                               --------------------------------------------------
 Dividends                                                                        $  3.20   $  3.20   $  3.20   $  3.20   $  3.05
Total cash dividends paid on common stock                                         $   830   $   828   $   828   $   827   $   793

AT END OF YEAR:
Total assets                                                                      $25,505   $26,626   $25,992   $26,182   $25,975
Debt and capital lease obligations
 Short-term                                                                       $   917   $   669   $   140   $ 1,331   $ 1,516
 Long-term                                                                          5,564     6,157     6,441     5,173     4,485
                                                                               --------------------------------------------------
Total debt and capital lease obligations                                          $ 6,481   $ 6,826   $ 6,581   $ 6,504   $ 6,001
                                                                               ==================================================


See accompanying notes to consolidated financial statements.





                    Texaco Inc. 1994 Annual Report to Stockholders page 70.


                  INVESTOR INFORMATION

           Texaco Inc. and Subsidiary Companies



STOCKHOLDER INFORMATION
Texaco Inc.'s Form 10-K Report to the Securities and
Exchange Commission for 1994 and a Financial and Oper-ational Supplement to Texaco's 1994 Annual Report are available to stockholders and others who request them.
   To obtain copies, please write to Mr. Carl B. Davidson, Vice President and Secretary, Texaco Inc., 2000 Westchester Avenue,
White Plains, New York 10650.
   In recognition of Texaco's long-standing commitment to corpo-rate citizenship, the Texaco Foundation was founded in December
1979 for the purpose of making charitable contributions in the United States to selected tax-exempt organizations, particularly in the fields of higher education, arts and culture, civic and public interest, social betterment, health and the environment. Upon written request to our White Plains office, the Texaco Foundation will send a copy of its Annual Report.
   Those wishing to receive a report on Texaco's equal oppor-tunity activities may also do so by writing to Mr. John D. Ambler, Vice President, Human Resources, at our White Plains office, requesting a copy of Texaco: Equal Opportunity--Taking
Affirmative Action at Work and in the Community.



INVESTOR SERVICES PLAN
The company's Investor Services Plan provides individuals with a variety of innovative and quality stockholder services--all designed to make investing in Texaco common stock easy. Enroll-ment in the Plan is open to anyone and, even if you are not already a stockholder, your initial investment can be made directly through the company. The Plan contains many interesting fea-tures such as dividend reinvestment, optional cash investments and custodial service for stock certificates, and is a great way to start an investment program for family members and friends.
   For a complete informational package, including a Plan pro-spectus, call 1-800-283-9785.



ANNUAL MEETING
Texaco Inc.'s Annual Stockholders Meeting will be held at the Rye Town Hilton in Rye Brook, NY, on Tuesday, May 9, 1995.
   A formal notice of the meeting, together with a proxy state-ment and proxy form, is being mailed with this Report to stockholders.



MARKET INFORMATION
The New York Stock Exchange is the principal exchange on which Texaco Inc. common stock is traded. There were 199,998 stock-holders of record as of February 23, 1995. The high and low sales prices of Texaco Inc. common stock as quoted on the composite tape of the New York Stock Exchange during 1994 and 1993 were as follows:


                                       1994                  1993
                       --------------------  --------------------
                            High        Low       High        Low
-----------------------------------------------------------------
First Quarter             $68.13     $61.50     $64.63     $57.63
Second Quarter	           66.00      60.00      65.75      61.75
Third Quarter              64.25      58.13      68.50      60.63
Fourth Quarter             65.50      59.38      69.50      62.00
                       ==========================================



COMMON STOCK DIVIDENDS
Texaco Inc. paid quarterly cash dividends of 80 cents per share to its common stockholders in 1994 and 1993, for a total of $3.20 per share for each year.



STOCK TRANSFER OFFICES
Texaco Inc.
Investor Relations and Shareholder
Services Department
2000 Westchester Avenue
White Plains, New York 10650

Mellon Securities Transfer Services
120 Broadway--33rd Floor
New York, NY 10271

Montreal Trust Company
151 Front Street West--8th Floor
Toronto, Ontario, Canada M5J 2N1




                   Texaco Inc. 1994 Annual Report to Stockholders page 71.