Form 10-K, Exhibit 13
period 1995-12-31
TEXACO INC
filed 1996-03-28
CIK 97349

EXHIBIT 13


===========================
Exploration and Production
===========================

Our upstream portfolio contains pro-
jects for increasing production and
supporting earnings growth both in
the near term and well into the 21st
century. Applying technology to
develop our core properties around the
world, we are adding valuable reserves
and expanding profitable production
while sustaining our top-quartile perfor-mance in reserve replacement and find-ing and development costs.
    During 1995, we replaced our com-
bined worldwide liquid and gas produc-
tion at a rate of 129%. For the year, our worldwide finding and development costs were $3.29 per barrel of oil equiv-alent, compared with $3.54 in 1994.
And we continued to drive down our
lease operating costs with a 14%
decrease over the last two years.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A1.

Upstream Growth in the U.S.
---------------------------

Texaco's 1995 upstream performance
in the U.S. confirmed our growth
strategy of focusing people, capital
and technology on high-potential
core properties.
    With a 54% increase over 1994 lev-
els for operating earnings before special items, we exceeded our own ambitious targets. And we attained this earnings success concurrent with the sale of non-core, underperforming assets, including half of our domestic producing fields, which brought a modest, temporary decline in overall production. Production from our remaining core properties showed no decline.
    Texaco's daily U.S. net production in
1995 averaged 381,500 barrels of crude
oil and natural gas liquids and 1.6 bil-lion cubic feet of natural gas. And we realized significant additions of prof-itable reserves through our application of leading-edge technology in explo-ration, drilling and enhanced oil recov-ery. Excluding sales and purchases, we replaced U.S. production at a rate of 116% in 1995.
    In keeping with our continuous drive
for efficiency improvement, we
decreased lease operating expenses
again in 1995, from $4.33 per barrel of
oil equivalent in 1994 to $3.97, sur-
passing our stretch target - a reduction of $0.50 a barrel in these expenses, from $4.60 to $4.10 between 1993 and the end of 1996.
    Through focused efforts such as
this, we improved the profitability of our U.S. upstream operations, driving return on capital employed to 14.9%, com-pared with an 8.5% return in 1994.

Growing Mature Asset Value in the U.S.
--------------------------------------

Advanced technology and dedicated
work teams pursuing stretch objec-
tives are increasing the value of our
mature domestic assets. Our 100-
year-old Kern River field near
Bakersfield, California, demonstrates
the effectiveness of this strategy.
    As recently as five years ago, pro-
jections showed Kern River production
declining from an average of 81,000
barrels of oil a day to the range of
45,000 to 50,000 barrels a day by 1995.
To reverse this trend, highly focused
work teams developed and implemented
innovative methods of heat manage-
ment and cost-effective steamflood
techniques. Their efforts have increased both productivity and reserve recovery at our largest U.S. producing operation and one of the world's largest steamflood projects. During 1995, production at the field increased by 10,000 barrels a day, to more than 90,000 barrels, the highest producing rate since 1986.
    We also added reserves of 67 mil-
lion barrels of oil at Kern River in 1995 and have identified significant addi-tional reserves that may be added later through the use of increasingly advanced reservoir imaging techniques.
    We have also focused our ideas and
technology on energy conservation and
the environment at Kern River. On-site
cogeneration plants, fueled by natural
gas, convert half of the field's 30 million gallons a day of produced water into steam for enhanced oil recovery and electricity to operate the field. And we designed a process to treat and recycle

            Texaco Inc. 1995 Annual Report to Stockholders Page 6.

the remainder of Kern River's produced
water for agricultural use, benefiting
local farmers and eliminating the need
for costly underground re-injection.
    In our operations across the U.S.,
the integration of technology and team
management is bringing new life to
mature fields. By applying enhanced oil
recovery techniques, three-dimensional
seismic imaging and directional drilling, we are realizing solid production growth.
For example:

  * Carbon dioxide flooding of fields in the Permian Basin of West Texas increased
1995 production by 13%.

  * In southern Louisiana, 3-D seismic and advancements in directional drilling led to an 80% drilling success rate and a daily production increase of 16,000 bar-rels of oil equivalent over 1994 levels.

Deepwater Discoveries Increase Gulf Resources
---------------------------------------------

As we work to maximize the value of
existing assets, we are also expand-
ing our portfolio, with oil discoveries
in the deepwater Gulf of Mexico.
Aided by our development and
application of sophisticated exploration technology, we drilled three rank wildcat wells last year, all of which resulted in discoveries. The wells - on the Petronius, Fuji and Gemini prospects
(owned by Texaco 50%, 100% and 60%
respectively) - found hydrocarbons in
water depths ranging from approxi-
mately 1,700 feet to more than 4,000
feet.
    Following our strategy of accelerat-
ing upstream projects, we began
appraisal drilling of Petronius late in
1995, with the expectation of bringing it to commercial development within three years. Testing and appraisal of Fuji and Gemini are scheduled in 1996.
    Using technology to manage eco-
nomic risk and improve the profitability of deepwater prospects, Texaco devel-oped a vertical cable seismic technique that provides higher quality images of subsurface geology than conventional
3-D seismic. (See pages 8 and 9.)
    The application of advanced tech-
nology also plays a key role in the devel-opment of our core properties on the Gulf's shallower Outer Continental Shelf.
At a water depth of 850 feet, our 50%-
owned and operated Shasta Prospect in
the Green Canyon area incorporates pro-
duction equipment installed right on the sea floor that links a number of produc-tion wells. This technology, which Texaco has used successfully in the North Sea, eliminates the need for multiple produc-ing platforms. Producing 58 million cubic feet of gas a day, Shasta is a model for future subsea development in the Gulf.
    As we execute plans for develop-
ment of deepwater prospects, we are
leveraging our leadership within the
DeepStar Project, a consortium of 18 oil and gas producers, 45 vendors, manu-facturers and contractors, and represen-tatives of interested U.S. agencies.
Through this consortium, we are solving
technical problems of deepwater
drilling, mooring, multi-phase flow and
subsea controls. DeepStar's research
will reduce both the cost and the risk
associated with bringing expensive
deepwater fields onstream.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A2.

Capitalizing on Natural Gas Initiatives
---------------------------------------

Within our domestic upstream opera-
tions, Texaco's natural gas business
creates value through a wellhead-to-
burner-tip strategy that integrates our
ability to gather, process, store, trans-port and market natural gas and gas liquids.
    The Texaco Gulf Coast Star Center
serves the premier U.S. marketplace for
buyers and sellers of natural gas, han-
dling the sale of Texaco's daily produc-tion of 1.6 billion cubic feet of equity gas, along with another 1.2 billion cubic feet a day of third-party gas transac-tions. In 1995, customer surveys by independent industry research firms rated Texaco's Star Center a leader in reliability, competitive pricing and cus-tomer satisfaction.

            Texaco Inc. 1995 Annual Report to Stockholders Page 7.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A3.

          Texaco Inc. 1995 Annual Report to Stockholders Page 8 & 9.

    The gas marketing services pro-
vided by our Sabine Hub Services
Company at the Henry Hub, the settle-
ment point for gas contracts on the New
York Mercantile Exchange, are also a
growth area for Texaco. Sabine's prof-
itable intra-hub transfer service, which facilitates trading activities at the Henry
Hub, increased by 50% in 1995.

International Upstream Builds Profitability
-------------------------------------------

Outside the U.S., our upstream port-
folio continues to provide growth
opportunities in production and
profitability. Teams across the globe
are successfully applying new tech-
nology and swiftly executing plans to
achieve stretch targets that will lead to increased profitable production - both now and well into the 21st century.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A4.

  * In Latin America, we concluded a
four-year program to rationalize mar-
ginal assets with the sale of the last
of our heavy oil fields in Colombia.
At the same time, we moved forward
with aggressive programs in our core
fields in Colombia and Trinidad. Daily
production of natural gas from opera-
tions in those countries during 1995
was up nearly 8% over 1994 levels,
with more prospects for expansion
beginning in 1996.
    Our contract negotiations with
Colombia's national oil company Eco-
petrol, covering the Guajira gas field,
extended our presence in that country
until 2016 and cleared the way for
construction of a second platform in
Guajira by late 1996.
    Texaco's 50% share of produc-
tion from Guajira's existing platform
averaged 119 million cubic feet of
gas a day in 1995. We expect the
new platform to raise total daily
production to 500 million cubic feet
a day by the year 2000 to meet
increasing demand.
    Trinidad's Dolphin field (50%
Texaco) is poised to contribute signifi-cantly to Texaco's international gas production, beginning in the first quarter of 1996. We anticipate that field production will peak in 2003 at 275 million cubic feet of gas a day.
Dolphin's gross proved reserves of 550
billion cubic feet of gas are expected
to increase substantially as
development continues.

  * In the North Sea, Texaco's production
grew 58% between 1993 and 1995, and
we are stretching to double the 1995
level by the year 2000.
    Production added from our newer
fields - Strathspey (67% Texaco) and
Orwell (50% Texaco) - along with
restored production from the Piper field
(23.5% Texaco), contributed to net pro-
duction in 1995 of 150,000 barrels of oil equivalent a day. Reserve additions replaced 133% of 1995 production.
    Our strategies for reaching our
stretch targets for production and profit in the North Sea center on applying advanced technologies to the acceler-ated development of the Captain and Erskine projects.
    Using team management skills,
we completed the first phase of
Captain's development drilling in 1995,
four months ahead of schedule and
more than $6 million under budget.
We expect the field to be onstream in
late 1996, producing 60,000 barrels
of oil equivalent a day.
    Development of these resources
relies on Texaco's demonstrated capabil-ity in horizontal drilling techniques and advanced production technology, such as floating production systems and high-rate electric submersible pumps.
    Advanced technology makes pos-
sible the development of our 50%-owned
Erskine field's estimated recoverable
reserves of 330 billion cubic feet of gas and 75 million barrels of condensate.
Sophisticated 3-D imaging and reservoir
modeling techniques and a low-cost,
unmanned production platform are turn-
ing a discovery into a profitable asset.
    Erskine is the first high-pressure/
high-temperature field in the North Sea.
By transferring our technological exper-tise employed for similar conditions in the Gulf of Mexico, we can bring Erskine

            Texaco Inc. 1995 Annual Report to Stockholders Page 10.

onstream in 1997, producing an antici-
pated 25,000 barrels a day of conden-
sate and 95 million cubic feet of gas.
    In the Danish North Sea, the Danish
Underground Consortium (DUC), in
which Texaco has a 15% interest, is
exceeding its stretch targets. With addi-tional development and the enhance-ment of existing production, DUC projects a 50% increase in gas sales by 1997. DUC achieved record daily pro-duction of 186,000 barrels of oil and 511 million cubic feet of gas in 1995.
    And looking even farther ahead, to
secure Texaco's profitability into the next century, we are focusing our plans in the North Sea on several projects that will contribute to the long-range growth of our production base and earnings.
Development of these prospects can be
accelerated because of Texaco's techno-
logical expertise in the North Sea.
    Concurrently, we are pursuing explo-
ration opportunities in new areas, such
as the deepwater region West of Britain, which may become a major hydrocarbon province during the next century. We have established a solid acreage posi-tion in the region, including a 50% interest in five prime blocks acquired in 1995. We will begin a focused explo-ration program during 1996 to evaluate these opportunities.

  * In Russia, Texaco continues to apply
intellectual technology - fresh ideas
and new approaches - through the
Timan Pechora Company L.L.C. The
company was formed to negotiate and
implement a production-sharing agree-
ment with the Russian Government,
covering a large area in the oil-rich
Timan Pechora Basin. In far eastern
Russia, Texaco and Mobil are negotiat-
ing a production-sharing agreement
covering the 2,700-square-mile Kirinsky
block, offshore Sakhalin Island. The
Russian Government has taken initial
steps to establish laws governing such
arrangements, and Texaco continues
to work with the government, sharing
our ideas and world experience. Never-
the-less, much more remains to be
done to forge legislation required to
encourage major investments. Texaco
will make only minimal expenditures
while it awaits more supportive
legislation.

  * In West Africa, with the return of a more stable climate in Angola, we have expanded our activity. Offshore Angola, in a block that Texaco operates with a 20% interest, six fields are scheduled for devel-opment in 1996, potentially doubling our share of crude oil production from 7,000 barrels a day in 1995 to 15,000 barrels by 1997. And leveraging expertise we have gained in the Gulf of Mexico's deep water, we have leased promising blocks offshore
Angola and Nigeria. Using 3-D seismic
and leading-edge imaging software, we
are assembling a drilling campaign for
those leases.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A5.

  * In the Partitioned Neutral Zone (PNZ)
between Saudi Arabia and Kuwait, we
are transforming our highly prospective
onshore interests, covering 50% of the
PNZ's petroleum resources, to reach new
heights of production and profitability.

     During 1995, we completed the first
phase of a major new development pro-
gram, raising average daily gross pro-
duction to a record 170,000 barrels of oil by year-end. This phase, undertaken with the Kuwait Oil Company, concentrated on the South Umm Gudair field, where ex-tensive workovers of existing wells and the addition of 12 new development wells drove that field's daily production from 32,000 barrels of oil in August 1994 to 115,000 barrels by the end of 1995.
     The second phase of the program,
begun in late 1995, focuses on the
Wafra field. The first 3-D seismic survey of Wafra, along with horizontal drilling and enhanced recovery projects, will transform this mature asset into a new opportunity for value creation. These activities could more than triple PNZ production over 1994 levels by 2000.

  * In Indonesia, we also are creating new value from old fields through the use of technology and teamwork. Even after almost six decades and eight billion bar-rels of oil production, our affiliate P.T.

            Texaco Inc. 1995 Annual Report to Stockholders Page 11.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A6.

         Texaco Inc. 1995 Annual Report to Stockholders Page 12 & 13.

Caltex Pacific Indonesia (CPI), owned
equally by Texaco and Chevron, contin-
ues to be Indonesia's largest oil pro-
ducer, accounting for 45% of that
nation's oil production. Since 1993, CPI, as operator for the production-sharing contract, has raised daily production for the entire concession from an average of 675,000 barrels to a record 753,000 bar-rels in 1995. Texaco's share was 119,000 barrels a day.
    A major contributor to this production
is the Duri field in central Sumatra, the world's largest steamflood project. During
1995, Duri produced its billionth barrel of crude oil, with daily production from the field averaging 300,000 barrels of oil.
Duri's production is expected to reach
330,000 barrels a day by 1999, of which
Texaco's net share will be 52,000 barrels.
(See pages 12 and 13.)
    Meanwhile, we anticipate that an
enhanced recovery waterflood project in
development at CPI's Minas field in
Sumatra will raise production there from 208,000 to 250,000 barrels a day by 1998. Overall, recoverable reserves in
CPI's contract areas in central Sumatra
currently total some two billion barrels of oil, with the prospect for the addition of significantly more reserves.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A7.

  * In China, a new strategic core area is taking shape. In the South China Sea, the CACT operating consortium of
Agip, Chevron, Texaco and their new
partner, the China National Offshore
Oil Company, added two new fields in
1995, more than doubling production
to 115,000 barrels of oil a day, of which Texaco's share is 16%.
    Building upon our long, successful
relationship with China's petroleum
interests, we are moving onshore with
important new exploration opportunities.
In northwest China, Texaco has a 20%
interest in an international consortium
in the Tarim Basin, a vast desert region with enormous hydrocarbon potential.
And in central China, the Chinese
National Petroleum Company awarded
Texaco a production-sharing contract
covering more than six million highly
prospective acres in the Sichuan Basin.
In addition to its attractive exploration potential, the contract area is sur-rounded by established gas fields and pipelines, serving an expanding gas market nearby.

  * In the Pacific Rim, still more solid
opportunities fill Texaco's portfolio,
enhancing prospects for profitability
early in the next century. During 1995,
appraisal drilling continued on the
Gorgon natural gas field offshore
western Australia, and a 3-D seismic
program was conducted at the nearby
Chrysaor discovery. These activities are part of a focused plan to add significant reserves of natural gas in the growing
Pacific Rim market.
    To capture an additional share of
the Asian region's gas market in the
nearer term, we continued exploration in the Gulf of Thailand and acquired an exploration block in Myanmar's Gulf of Martaban, north of Texaco's recently discovered Yetagun gas field.

Targeting Future Growth
-----------------------

We are determined that the substan-
tial progress we made in expanding
Texaco's worldwide upstream busi-
ness during 1995 will continue as a
growth pattern over the years
ahead. Only in that way can we achieve
the demanding targets we have set for
ourselves by the turn of the century.
These targets include increasing world-
wide production by 30%, continuing
to lower our per-barrel finding and
development costs and sustaining first-
quartile performance among our com-
petitors in worldwide reserve additions
and lifting costs. Our ultimate goal is to achieve a return on upstream invest-ment that will propel Texaco into the top quartile among its peer companies in earnings growth and return on capital employed.

            Texaco Inc. 1995 Annual Report to Stockholders Page 14.

============================
Manufacturing and Marketing
============================

In 1995, Texaco's downstream
operations faced the same
challenges of product surpluses
and weak margins that affected so
much of the industry worldwide.
Our 1995 financial results reflect
these constraints on earnings,
underscoring the importance of
executing our strategy to "make
our own margins"-achieving the
stretch targets we've set for
improved reliability and utilization
in our refineries, and persistently
driving down costs. Meanwhile, we
are expanding in profitable
markets, withdrawing from
marginal ones, and capturing new
sources of revenue through
enhanced customer service and
added value from alliances and
associations.

            Texaco Inc. 1995 Annual Report to Stockholders Page 15.

============================
Manufacturing and Marketing
============================

Operational results at Texaco's four
wholly owned U.S. refineries in Los
Angeles and Bakersfield, California,
El Dorado, Kansas, and Anacortes,
Washington, illustrate our progress
in improving manufacturing efficiency
to make our own margins. Measured
against 1993, the base year for the
goals of our growth plan, we posted
gains in a number of critical areas in
1995.

  * Overall plant utilization increased 17%.
  * Plant throughput rose 12%.
  * Energy efficiency improved 12%.
  * Expense incurred through unscheduled downtime decreased 47%.
  * Safety performance improved 46%.
  * Overhead costs decreased 25%.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A8.

    At the three refineries of Star
Enterprise, our 50/50 joint venture with the Saudi Arabian Oil Company - in Port
Arthur, Texas; Convent, Louisiana; and
Delaware City, Delaware - team efforts
to improve efficiency were masked by an
extensive scheduled upgrading and
maintenance program in 1995.
    During the year, all three Star
Enterprise plants completed major
upgrades in their fluid catalytic crack-ing units. These projects will raise yields of gasoline and other high-end products by more than 22,000 barrels a day.
    Texaco is applying technology devel-
oped in our laboratories, as
well as intellectual technology, to find the most cost-effective ways to conform to ever-growing environmental regulations. As an example, our California refineries will produce California-mandated reformu-lated gasoline at what we believe is a competitive cost advantage.

Adapting to the Global Challenge
--------------------------------

Outside the U.S., Texaco owns or has
interests in 19 refineries, including
our wholly owned Pembroke refinery
in the U.K. In 1995, this plant con-
tinued to experience the pressure of
European overcapacity and oversupply,
coupled with declining demand for
gasoline in Europe as use of diesel fuel increases.
    To mitigate the impact of these
industry conditions, the Pembroke team
is creating its own margins by reducing
costs, increasing energy efficiency,
upgrading refinery yields and enhancing
safety and reliability. These actions
resulted in a 25% improvement in the
refinery's gross margin in 1995.
    We have also taken steps to ensure
that our 35%-owned Nerefco refinery in
Rotterdam remains a low-cost competi-
tor in the European refining industry.
Early in 1996, we announced the consol-
idation of the refinery's two linked facili-ties at one site. Planned improvements will enhance the refinery's profitability.
    In the expanding markets of Latin
America and the Pacific Rim, mean-
while, our refining interests are well
positioned to benefit from regional
growth in energy demand.
    An upgrade at our wholly owned
refinery in Panama, completed in 1995,
will increase its production to 60,000
barrels a day.  This plant supports
Texaco's strong marketing position in
Central America. It also ensures a cost-competitive supply of bunker fuel for ships traversing the Panama Canal, a niche market for Texaco.
    Through Caltex, Texaco's 50% joint
venture with Chevron, we have focused
our refinery investments on projects
designed to increase production of higher value, lighter products that meet strin-gent environmental standards. In 1995, new residuum fluid catalytic crackers came onstream at Caltex's 50%-owned
Honam refinery in Korea and at its 33%-
owned Singapore refinery. Caltex also
has a 64% share in a new 130,000-
barrel-a-day refinery in Thailand, which will start up in mid-1996.
    As part of its strategy to exit mar-
ginal areas and redirect the funds to
projects with better growth potential,
Caltex announced in late 1995 its plan
to sell its 50% interest in Japan's
Nippon Petroleum Refining Company,
Limited to its partner, Nippon Oil Company, for approximately $2 billion.
Caltex will close the sale in April 1996.

            Texaco Inc. 1995 Annual Report to Stockholders Page 16.

Leveraging Gasification Technology
----------------------------------

Our patented Texaco Gasification
Process converts hydrocarbon fuels
into clean-burning synthesis gas, or
syngas, to produce electricity, chemi-
cals, fuels and industrial gases.
    We leverage that technology to
improve efficiency and environmental
performance in our own refining opera-
tions and license the technology to other major refiners around the world.
    Gasification at our refinery in El
Dorado, Kansas, will convert low-grade
petroleum coke and other refinery
wastes into syngas to produce all of the plant's electricity and 40% of its steam requirements, reducing the refinery's costs of energy and handling wastes.
    Along with its applications in the
refining industry, the Texaco Gasification
Process has gained wide acceptance in
other sectors. In China, for example,
during 1995, we signed a general
license agreement for nine plants to
produce chemical fertilizer. Texaco now
has concluded more than 20 gasifica-
tion agreements in China since 1978.

Maximizing Our Midstream Assets
-------------------------------

Our subsidiary Texaco Trading and
Transportation Inc. (TTTI) has inter-
ests in 30,000 miles of pipelines that
transport some three million barrels
a day of crude oil, natural gas liquids
and refined products within continental
and offshore areas of the U.S.
    The team in TTTI works across divi-
sion boundaries, supplying Texaco's
wholly owned refineries with desirable
crude slates at low delivered cost and
providing low-cost, reliable transporta-tion for Texaco's equity crude and refined products. TTTI's marketing, trucking and pipeline operations also serve the changing crude and product needs of third-party customers.
    Texaco has growth expectations for
its pipeline system, too. In February
1996, TTTI entered into an agreement
to develop a pipeline in the Gulf of
Mexico, which will support Texaco's
future crude production from deepwater
fields, as well as handling third-party
volumes. Other pipelines planned on
the West Coast, in the mid-continent
region and in Canada will generate
value from movements of Texaco and
third-party crude oil and products.

Marketing Initiatives Build on Strength
---------------------------------------

Texaco's strong 1995 performance in
the growth markets of Latin
America and, through our affiliate
Caltex, in the Asia-Pacific region,
set the standard for our worldwide
marketing operations. In Latin America,
we posted a sales volume increase of
9% over 1994. In its preferred markets,
Caltex sustained a strong average mar-
ket share of 18% in motor fuel sales
and 20% in lubricants.
    Along with these performance
gains, our strength in marketing
CleanSystem3 (R) (Registered) gasolines, Havoline
Formula3 (R) (Registered) motor oil and our new long-life anti-freeze/coolant products assures consumers that we are delivering the top-quality products they rightly expect from Texaco brands.
    Capitalizing on this powerful brand
identity, we have launched our Global
Brand Initiative, a strategy to differenti-ate Texaco products, services and facili ties by focusing on the quality and convenience our worldwide customers demand.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A9.

U.S. Strategies Target Retail Customers
---------------------------------------

Our strategy to make our own mar-
gins also extends to our marketing
activities, as we use alliances and
other initiatives to add new rev-
enue streams.
    In the U.S., during 1995, revenues
from our convenience stores and quick
serve restaurants, or "QSRs," contin-
ued to grow, and sales of our premium
grade gasolines also climbed.
    At year-end, we had more than 400
Star Marts (R) (Registered) in the Texaco and Star

            Texaco Inc. 1995 Annual Report to Stockholders Page 17.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A10.

            Texaco Inc. 1995 Annual Report to Stockholders Page 18 & 19.

Enterprise investment chains. By the
year 2000, our expansion program for
the two systems will add nearly 1,400
Star Marts, along with QSRs at some
550 of these locations.
    At the same time, we are burnish-
ing the Texaco image with the intro-
duction of a new station design that
we believe will attract additional cus-
tomers and increase profitability. Most
of these newly built or remodeled sta-
tions will incorporate a Star Mart and
one or more QSRs, which we are co-
developing with such franchisers as
Subway (R) (Registered), Taco Bell (R) (Registered) and Pizza Hut (R) (Registered).
(See pages 18 and 19.)

Lubricants Add Value and Profitable Volumes
-------------------------------------------

Texaco's lubricant products are inte-
gral to our global marketing strate-
gies. Havoline Formula3, the
top-selling motor oil among major
oil companies, is distributed in
more than 100 countries. And we are
developing other products that are mak-
ing inroads in the international auto
industry.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A11.

    In 1995, we introduced Havoline
Extended Life Anti-Freeze/Coolant (R) (Registered), a revolutionary technology developed by
Texaco researchers at our labs in
Belgium and the U.S., which protects
vehicles much longer than conven-
tional coolants. In the U.S., General
Motors selected this product, under the
name Havoline DEX-COOL(TM) (Trademark), as the factory-fill coolant in its 1996 model automobiles and light trucks. Auto manufacturers in Europe and Latin
America also use this patented Texaco
technology as the factory-fill product in their vehicles.
    As we expand our international
lubricants business, we benefit from
certifying our proprietary lubricant
plants to the ISO 9000 standard. In
1995, all of Texaco's U.S. lube plants
received this credential, and our major
blending plants in Europe and Latin
America are also certified to the
ISO 9000 standard.
    In the U.S. automotive lubricants
market, we continue to respond to
motorists' growing demand for quick oil
change by extending our network of
stand-alone Xpress Lube (R) (Registered) facilities. We are also expanding our profitable Star
Lube (R) (Registered) network with 40 new locations connected to Texaco retail outlets.

Growing Latin American Markets
------------------------------

Texaco sells fuels and lubricant
products in 44 countries of Latin
America and the Caribbean, where
increasing political and social sta-
bility affords opportunities for con-
tinued growth. In these markets, with
energy demand growth of about 4% a
year, Texaco's sales of refined petroleum products increased 9% in 1995, to a total of some 355,000 barrels a day.
Earnings from Latin American marketing
operations increased 17% in 1995.
    This growth is grounded on a solid
base of experience in customer satis-
faction that is reflected in our signifi-cant market share. For example, in the Caribbean/Central America region,
Texaco has built a 25% share of the
retail market and a 34% share in
lubricants. We continue to add value to
our asset base through investment in
focused retail development and
through selective acquisitions and
alliances that contribute new revenue
streams from QSRs, automated bank-
ing and video rentals.
    Brazil, another major contributor to
1995 earnings, is Texaco's second
largest retail market, after the U.S. Our
22% share of Brazil's lubricants market
drives our growth with sales in excess of
1.2 million barrels a year.
    Meanwhile, we are leveraging our
marketing experience and our ability to
move with urgency in pursuit of new
business opportunities in Ecuador's
recently liberalized retail gasoline mar-ket. By the end of 1995, we were operat-ing 39 Texaco-branded stations in
Ecuador, averaging more than 200,000
gallons a month, and we plan to double
the number of our retail outlets there by the end of 1996.

            Texaco Inc. 1995 Annual Report to Stockholders Page 20.

Refocusing European Markets
---------------------------

    In 1995, we moved aggressively to
streamline our European marketing
operations in order to meet the
challenges of a highly competitive
climate. We reduced total cash
operating expenses by 6.5%, and we
project a further decrease of 3.3% by
the end of 1996.
    In the U.K., we face the challenges
of product surpluses and formidable
competition from hypermarkets that
have taken a 25% market share over
the past four years. In response to these market conditions, we began focusing our retail network on preferred markets in areas of high population density.
Within these markets, we expect to par-
tially offset the lower fuel margins that prevail with increased earnings from retail sales in our convenience stores and from co-developments.
    In keeping with our strategy to
refocus our marketing operations, lower
costs and grow profitable markets, we
created a marketing joint venture with
Norsk Hydro in Norway and Denmark.
At year-end 1995, Hydro Texaco was the
third largest petroleum marketer in
Scandinavia, with about 850 retail sta-
tions and a major presence in the lubri-cants, diesel and heating oil markets.
    This enterprise - combining our fuel
and lubricant technology and retail
expertise with Norsk Hydro's consumer
and industrial base - posted first-year
operating earnings almost 60% above
what the two companies achieved col-
lectively in 1994.

Caltex Capitalizes on Expanding Markets
---------------------------------------

Caltex entered its 60th year of opera-
tions in 1995 with a record as one
of industry's most successful joint
ventures. Caltex markets petroleum
products in approximately 60 coun-
tries in the Asia-Pacific region, the
Middle East and eastern and southern
Africa -including a major presence in
the growth markets of the Pacific Rim.
Its sales of refined products increased
by 6% in 1995 to more than 1.3 million
barrels a day.
    During the year, Caltex directed
more than half of its marketing invest-
ment to adding and improving retail
outlets throughout its area. Together
with a focus on dealer selection and
training and standardized customer ser-
vices, these efforts will enable Caltex to become the brand of choice in its mar-kets. Major initiatives in 1996 will intro-duce a new image for the Caltex brand throughout its area of operations.
    Caltex is also increasing its pres-
ence in rapidly developing markets. In
the Guandong Province of China, for
example, it is extending its activities
into the Pearl River Delta and expanding its lubricants marketing. During 1995,
Caltex entered into a joint venture to
construct China's largest cavern storage facility for liquefied petroleum gas.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A12.

    As part of its plan to improve
underperforming assets, during 1995
Caltex entered a joint venture with
Australia's Ampol, gaining both operat-
ing and cost efficiencies. The new comp-any, Australian Petroleum Proprietary
Ltd., is the largest in Australia's mature downstream market, with a 28% share of the country's motor fuels business.
    As a critical part of Texaco's plan for
growth, Caltex is well positioned to con-tinue creating value from its market opportunities.

Burnishing the Star
-------------------

From the refinery to the local Texaco
station, we are dedicated to
enhancing the value of the Texaco
Star, recognized worldwide as a
symbol of quality and convenience.
    We will continue to improve our
manufacturing efficiency in order to cre-ate our own margins; to develop and implement the advanced technology that stands behind our fuel and lubri-cant products; and to focus our world-wide marketing resources on making
Texaco the brand of choice wherever
we market our products and services.

            Texaco Inc. 1995 Annual Report to Stockholders Page 21.

==========================
Texaco's Vision and Values
==========================

Texaco's vision - to be one of the
most admired, profitable and comp-
etitive companies - propels our drive
toward top-quartile industry
performance in both financial and operational results.
    Underlying that vision is a set of
guiding principles that have shaped our
operations since the company's found-
ing in 1902. These principles, and the
values they embrace, express Texaco's
commitment to quality, teamwork, lead-
ership, technological excellence and
customer service, as well as to corpo-
rate responsibility, respect for the indi-vidual, high ethical standards, open communication and fully competitive stockholder return.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A13.

Safeguarding the Environment
----------------------------

Participating as a responsible corpo-
rate citizen in the communities
where we operate is a core value on
which Texaco builds sound business
practices. We view our progress in
achieving environmental, health and
safety excellence as a measure of how
well we are meeting our obligations to
stockholders, employees and our operat-
ing communities worldwide.
    Our recent accomplishments demon-
strate that, by applying technology, we
are improving our environmental, health
and safety performance at every stage of our business. In refinery operations, we are an industry leader in several key environmental measures, including the amount of refinery wastes recycled and emission reductions at our plants.
Texaco's safety record, evident in our low lost-time incidence rate, also surpasses the industry average.
    In 1995, our environmental auditing
program was again named a leader in
our industry by the consulting firm
Arthur D. Little. And the U.S. Minerals
Management Service recognized
Texaco's environmental record in
upstream operations in Louisiana and
the Gulf of Mexico with its prestigious
1995 Conservation Award for Respecting
the Environment.
    We are also applying sophisticated
research in the development of fuels,
fuel additives and lubricant products
that are responsive to environmental
concerns. And we bring state-of-the-art
technology to the safe transportation
and storage of crude oil and refined products.
    An important component of our
environmental and safety program is a
global strategy of preparedness, coordi-nated by our worldwide emergency response team, which enables us to respond rapidly should a major incident occur anywhere we operate.
    In 1995, we began expanding our
program to protect birds in the vicinity of our producing fields by placing pro-tective covers on all exhaust stacks at our operations worldwide. And we joined the Conservation Fund and the Mellon
Foundation in donating more than
10,000 acres of land previously owned
by Texaco to Utah's Department of
Natural Resources to protect rangeland
and a critical wildlife habitat.
    Texaco's commitment to responsible
environmental practice is also evident in our remediation program in Ecuador, where, until 1990, our affiliate Texaco
Petroleum Company (Texpet) served as
operator and minority partner in a con-
sortium with the Ecuadorean state oil
company, PetroEcuador.
    In 1995, Texpet reached an agree-
ment with the Government of Ecuador,
which now frees the company to move
rapidly to remediate areas in the former consortium's area of operation.
    The agreement calls for modifica-
tion of produced water systems and for
the plugging, abandonment and reme-
diation of wells that PetroEcuador no
longer uses. Additionally, Texpet will
revegetate land cleared for the consor-
tium's operations. The remediation
began late in 1995 and should be
completed by the end of 1996.
    Texpet is creating a fund for natural
resource projects, which will be adminis-tered for the local population by Ecuador's
Ministry of Energy and Mines. Texpet
will also finance construction of four
education centers with adjacent medical

            Texaco Inc. 1995 Annual Report to Stockholders Page 22.

dispensaries and fund the purchase of two river ambulances to assist in health and emergency situations.
    Texaco's environmental, health and
safety results and programs are periodi-cally reported in a special publication.
To request a copy of Texaco's ENVIRON-
MENT, HEALTH AND SAFETY REVIEW, please
call 1-800-283-9785 or write to Texaco
Inc., Investor Services, 2000 Westchester
Avenue, White Plains, NY 10650-0001.

Building a Responsive Workforce
-------------------------------

As Texaco people around the world
work to execute our plan for growth,
we actively seek to make the fullest
use of their talents and abilities.
    In 1995, we continued to build a
workforce that is attuned to the chal-
lenges of today's - and tomorrow's -
competitive marketplace. We intend that
our employees represent a diverse base,
fully responsive to our equally diverse
customer base.
    Our commitment to diversity is an
inclusive process, grounded in our core
value of respect for the individual and
in our long-standing policies of equal
opportunity for all employees. And we
are making substantial gains toward
achieving a more diverse workforce with
broader avenues for career development.
    Between 1989 and 1994, our
domestic workforce decreased by 20%
overall. During this period, the percent-age of minorities in our full-time U.S.
workforce grew more than 27%, and the
percentage of women employed full time
in our U.S. operations increased by 23%.
    At the same time, the numbers of
women in supervisory, management and
executive positions increased from
12.7% of Texaco's workforce in 1989 to
19.0% in 1994, a gain of nearly 50%.
The percentage of minorities in these
positions grew almost 40%, from 6.8%
of the total in 1989 to 9.5% in 1994.
    To further our commitment to pro-
vide opportunities for women, minorities and disabled employees, in 1995 we began a program for managers and supervisors designed to eliminate subtle ethnic, cultural and gender barriers.
We also encourage the use of supplier com-panies headed by women and minori-ties, with a goal of doubling our busi-ness with these firms by the end of 1996.
    Our policies, programs and progress
in this important area are detailed in
EQUAL OPPORTUNITY AND TEXACO: A REPORT,
published in 1995 and available to all
stockholders by calling 1-800-283-9785,
or by writing to Texaco Inc., Investor
Services, 2000 Westchester Avenue,
White Plains, NY 10650-0001.
    Along with gains in diversity, we are
improving productivity by empowering
employees to work more flexibly to
achieve the objectives of our growth
plan. As we incorporate the principles of total quality management in our opera-tions, our employee teams are learning new ways of working across organiza-tional boundaries to accelerate results and attain stretch targets.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A14.

    At our refinery in Anacortes,
Washington, for example, a cross-func-
tional team improved the reliability of
the systems that produce steam and air
used in refinery processes, achieving
significant reductions in energy con-
sumption and maintenance costs.
    Another empowered team at Texaco's
Conger Gas Plant in West Texas learned
how to perform major overhauls on com-
pressor engines themselves, rather than
hiring outside contractors, realizing sav-ings in incremental production as well as in the cost of maintenance.
    We celebrate team achievements
such as these while continuing to
improve our business processes.
Through the collective efforts of Texaco's dedicated employees and work teams, we are strengthening performance, improving cash flow and increasing rev-enues by reducing costs and expenses.
    In 1995, we challenged employees
to help meet our profitability targets
with a special award, tied to the com-
pany's normalized earnings growth com-
pared with our peer companies and to
achievement of a competitive total
return to stockholders. This Challenge
Award was a precursor to the Texaco
Performance Compensation Program,

            Texaco Inc. 1995 Annual Report to Stockholders Page 23.

introduced early in 1996, which links
most employees' compensation to the
company's results as well as to individ-ual performance.

Enhancing Quality of Life
-------------------------

At Texaco, we recognize that industry
leadership carries a responsibility
to contribute to the quality of life
not only in communities where we
operate, but also in society as a
whole. Through our corporate contribu-
tions and distributions from the Texaco
Foundation, we focus our philanthropic
efforts on organizations active in educa-tion, the arts and the environment at both local and national levels.
    In the U.S., Texaco was the first
national corporate sponsor of the
National Tree Trust, an organization that assists community groups in planting trees. In 1995, we established five grow-out sites for some 47,000 seedlings at Texaco and Star Enterprise facilities, and we are working closely with local volunteers to plant the young trees.
    As a company whose profitability is
linked to scientific and technological
innovation, Texaco has a special stake
in inspiring student achievement in
math and science.

GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
SEE APPENDIX, PART A, ITEM A15.

    We have been instrumental in the
creation and evolution of the National
Teacher Training Institute for Math,
Science and Technology (NTTI). In part-
nership with PBS flagship station
Thirteen/WNET in New York and the
Corporation for Public Broadcasting, we
developed NTTI to train teachers in
interactive techniques for integrating
television and computer technology in
math and science instruction. Now in its sixth year, NTTI has trained some 95,000 teachers, who have used its methods to teach 13 million students nationwide.
    We also support educational pro-
grams in countries where we operate
overseas, among them, an established
curriculum program in the U.K. that pro-vides students in 30,000 schools with resource material on the oil industry.
    Along with programs in education
and the environment, Texaco also funds
arts programs that contribute to the
quality of life in communities where
Texaco has a major presence. Leading
our support for the arts is Texaco's 55-year sponsorship of Metropolitan Opera radio broadcasts, which reach audi-ences throughout the U.S., Canada and Europe.
    We extended our commitment to the
arts in 1995 through our public televi-
sion sponsorship of MARSALIS ON MUSIC,
a four-part music education series cre-
ated and hosted by acclaimed trumpeter
and composer Wynton Marsalis.
Bringing together our interest in both
the arts and education, we funded the
creation of a teachers' guide for the
series, which was distributed to more
than 60,000 music teachers nationwide.
    In the many communities in which
we operate, other arts sponsorships con-tinue to provide much-needed support for local symphonies, choirs and ballet and theater companies. We also reach out to support our local communities through our active participation in the United Way. And our matching gifts pro-gram allows employees and retirees to direct Texaco funding equal to their per-sonal contributions to the schools, col-leges and universities of their choice.

Fostering Our Vision
--------------------

Texaco's vision and values are the
enduring principles that add depth
and dimension to our abiding com-
mitment: to be the company of
choice for stockholders, employees,
customers and suppliers. As Texaco
strives for leadership in our industry and in the communities where we operate, our commitment to corporate responsibility, respect for the individual and our other core values sustains our drive toward top-quartile operating performance.

            Texaco Inc. 1995 Annual Report to Stockholders Page 24.



-------------------------------------------------------------------------------
Texaco Inc. and Subsidiary Companies
-------------------------------------------------------------------------------
Financial and Operational Information
-------------------------------------------------------------------------------
26    Financial Review
      ----------------
37    Statement of Consolidated Income
      --------------------------------
38    Consolidated Balance Sheet
      --------------------------
39    Statement of Consolidated Cash Flows
      ------------------------------------
40    Statement of Consolidated Stockholders' Equity
      ----------------------------------------------
      Notes To Consolidated Financial Statements
      ------------------------------------------
42    Note 1.   Description of Significant Accounting Policies
43    Note 2.   Changes in Accounting Principles
44    Note 3.   Assets Under Agreements for Sale
44    Note 4.   Discontinued Operations
45    Note 5.   Inventories
46    Note 6.   Investments and Advances
47    Note 7.   Properties, Plant and Equipment
47    Note 8.   Short-Term Debt, Long-Term Debt, Capital Lease Obligations
                and Related Derivatives
49    Note 9.   Lease Commitments and Rental Expense
50    Note 10.  Preferred Stock and Rights
52    Note 11.  Foreign Currency
52    Note 12.  Taxes
54    Note 13.  Employee Benefit Plans
56    Note 14.  Stock Incentive Plan
57    Note 15.  Other Financial Information and Commitments
58    Note 16.  Financial Instruments
60    Note 17.  Contingent Liabilities
60    Note 18.  Financial Data by Geographic Area

62    Report of Management
      --------------------
63    Report of Independent Public Accountants
      ----------------------------------------
      Supplemental Oil and Gas Information
      ------------------------------------
64    Estimated Proved Reserves
68    Capitalized Costs
68    Costs Incurred
69    Results of Operations
70    Average Sales Prices and Production Costs - Per Unit
70    Standardized Measure of Discounted Future Net Cash Flows
71    Changes in the Standardized Measure of Discounted Future Net Cash Flows

      Selected Financial Data
      -----------------------
72    Selected Quarterly Financial Data
73    Five-Year Comparison of Selected Financial Data

74    Investor Information
      --------------------

            Texaco Inc. 1995 Annual Report to Stockholders Page 25.

----------------------------------------------------------------------------------------------------------------------------------
Texaco Inc. and Subsidiary Companies
----------------------------------------------------------------------------------------------------------------------------------
Financial Review
----------------------------------------------------------------------------------------------------------------------------------
Consolidated Highlights
----------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars, except per share and ratio data)                                                    1995      1994      1993
----------------------------------------------------------------------------------------------------------------------------------
Revenues from continuing operations                                                                    $36,787   $33,353   $34,071
Net income from continuing operations before cumulative effect of accounting change
  Net income before special items                                                                      $ 1,152   $   915   $ 1,132
  Special items                                                                                           (424)       64       127
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           728       979     1,259
Net loss on discontinued chemical operations                                                                 -       (69)     (191)
Cumulative effect of accounting change                                                                    (121)        -         -
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                             $   607   $   910   $ 1,068
Stockholders' equity                                                                                   $ 9,519   $ 9,749   $10,279
Total assets                                                                                           $24,937   $25,505   $26,626
Total debt                                                                                             $ 6,240   $ 6,481   $ 6,826
Per common share (dollars)
  Net income from continuing operations before cumulative effect of accounting change
    Net income before special items                                                                    $  4.20   $  3.19   $  3.98
    Special items                                                                                        (1.63)      .24       .49
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          2.57      3.43      4.47
  Net loss on discontinued chemical operations                                                               -      (.26)     (.73)
  Cumulative effect of accounting change                                                                  (.47)        -         -
----------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                                           $  2.10   $  3.17   $  3.74
  Cash dividends                                                                                       $  3.20   $  3.20   $  3.20
Current ratio                                                                                             1.24      1.20      1.44
Return on average stockholders' equity*                                                                    7.5%      9.8%     12.5%
Return on average capital employed*                                                                        6.9%      8.0%      9.4%
Total debt to total borrowed and invested capital                                                         38.0%     38.5%     38.7%
----------------------------------------------------------------------------------------------------------------------------------

*Returns exclude the 1995 cumulative effect of accounting change and discontinued chemical operations.

Consolidated worldwide net income for the year 1995 was $607 million, or $2.10 per common share, compared with $910 million, or $3.17 per com-mon share for the year 1994 and $1,068 million, or $3.74 per common share for the year 1993.
      These results include special gains and charges as well as discontinued chemical operations as applicable. Results for 1995 reflect the adop-tion of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). The adoption of this Standard resulted in a non-cash after-tax charge of $639 million, and required the classification of a $121 million charge, previously recorded in the first quarter of 1995, as a cumulative effect of an accounting change.

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B1.

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B2.

            Texaco Inc. 1995 Annual Report to Stockholders Page 26.

Plan for Growth
===============

Texaco's plan for growth has shown significant progress in achieving its primary objectives of increasing earnings and stockholder value. By the end of 1995, the following achievements were attained:
    * Over the last two years, assets that were not strategic to our plan for growth were sold for more than $1.7 billion. The realized cash is being redirected to focused areas of growth, including expanding oil and gas production, focused exploration drilling and targeted marketing initiatives.
    * Cash expenses have been reduced by some $1 billion over the last three years despite inflation and higher activity levels. These reductions reflect operating efficiency gains, sales of assets and lower overhead expense of nearly $450 million.
    * Oil and gas production from growth-potential core properties increased as compared to 1994 by some 14,000 barrels of oil equivalent per day, more than offsetting the natural decline of maturing fields.
    * For the year 1995, net income before special items was $1,152 million or 26% higher than 1994.
    * Reserve additions continued to add value to Texaco. Over the period 1993-1995, on a worldwide basis, new volumes were added to the reserve base equal to 117% of production at a highly competitive finding and development cost of $3.54 per barrel.
    In addition, the following actions are targeted for 1996 and beyond:
    * In late December 1995, Texaco announced the signing of an agreement in principle with Korea Petroleum Development Corporation for their acquisition of a 15% interest in our Captain Field in the U.K. North Sea for approximately $210 million. The formation of this alliance will provide access to business opportunities in the Far East as well as in other potential project developments.
    * Also in December 1995, Caltex Petroleum Corporation (Caltex) jointly owned by Texaco and Chevron Corporation, announced its plan to sell its 50% interest in Nippon Petroleum Refining Company, Limited in Japan to its partner Nippon Oil Company for approximately $2 billion. This action is part of Caltex' long-term strategy to focus its activities on high-growth areas throughout the Pacific Rim. The sale is expected to be completed in April 1996 and will result in a significant earnings gain. The net proceeds will provide Caltex and its two stockholders with additional funds for future growth opportunities.
    * Texaco announced a budgeted capital expenditure level for 1996 of $3.6 billion, including subsidiaries and affiliates, an increase of some
16% from the 1995 spending level. Texaco plans to spend some $20 billion on capital expenditures over the next five years.

Results of Continuing Operations
================================

The following analysis relates to Texaco's consolidated and functional results for continuing operations.

Revenues

Consolidated worldwide revenues from continuing operations were $36.8 billion in 1995 as compared to $33.4 billion in 1994 and $34.1 billion in 1993. Revenues for 1995 as compared to 1994 increased due to higher worldwide crude oil prices and sales volumes. Higher worldwide refined product prices as well as higher volumes of diesel and gasoline in the U.S. and Latin America also increased revenues. For natural gas operations, revenues decreased due to lower prices in the U.S. This decrease was partly offset by higher sales volumes resulting from Texaco's expanding gas marketing activities in the U.S. and Europe, supported by increased production in the U.K. North Sea. In addition, revenues benefited from increased gains on asset sales.
      In 1994, revenues declined as compared to 1993 due to lower worldwide average crude oil prices and lower U.S. crude oil volumes, as well as lower worldwide prices for refined products and natural gas. These decreases were partially offset by higher volumes of refined products in the U.S. and Latin America, higher volumes of natural gas in the U.S. and Europe and higher international crude oil volumes.

Costs and Expenses

Purchases and other costs were $27.2 billion in 1995, $23.9 billion in 1994 and $24.7 billion in 1993. Among the factors contributing to this increase in 1995 were higher worldwide prices for crude oil and refined products as well as increased purchased volumes of crude oil, refined products and nat-ural gas. Partially offsetting these increases were lower natural gas prices in the U.S. For 1994, costs were lower as compared to 1993 primarily due to lower worldwide crude oil prices and purchased volumes, partly offset by higher volumes of natural gas purchased in the U.S.
      During 1995, Texaco continued its efforts to achieve greater operating efficiencies and reduce overhead. Despite inflationary pressures and higher levels of activity, Texaco's total expenses, excluding special items, declined by more than 8% over the past three years. While these expense reductions occurred throughout the company, the U.S. upstream producing operations generated the greatest portion of these benefits. Contributing to the overall expense reductions were lower employee levels, as the number of employees was reduced by 6,600, or approximately 19% during the three year period.
      Depreciation, depletion and amortization expenses increased during 1995 as compared to 1994 mainly due to the effects of the adoption of SFAS 121.

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B3.

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B4.

            Texaco Inc. 1995 Annual Report to Stockholders Page 27.

Income Taxes

Income tax expense was $258 million in 1995, $225 million in 1994 and a tax benefit of $87 million in 1993. The year 1995 continued the three-year trend of higher taxable income from the expanding international producing operations which are generally subject to higher statutory tax rates. Additionally, during the three-year period there were decreases in tax benefits arising from the sales of interests in a subsidiary. The year 1995 includ-ed significant tax benefit effects from the adoption of SFAS 121. Also, the year 1993 included certain non-recurring tax benefits from tax law and rate changes in the United Kingdom.

Net Income

A summary of consolidated net income from continuing operations is provided below. Consolidated net income from continuing operations includes special items in addition to net income directly related to the current production, manufacturing, marketing and distribution of products and services of the company. Results for 1995 included benefits of $75 million for insurance recoveries which were offset by charges to establish financial reserves for associated environmental remediation and other matters. Explanations of net income are included in the functional analysis which follows.

-------------------------------------------------------------------------------
(Millions of dollars)                              1995      1994      1993
-------------------------------------------------------------------------------
Net income before special items and
  cumulative effect of accounting change         $1,152    $  915    $1,132
Adoption of SFAS 121                               (639)        -         -
Gains on major asset sales                          232        23         -
Tax benefits on asset sales                          65       189       210
Other special items                                 (82)     (148)      (83)
-------------------------------------------------------------------------------
Net income from continuing operations before
  cumulative effect of accounting change         $  728    $  979    $1,259
-------------------------------------------------------------------------------

      The Consolidated Financial Statements and related Notes should be read in conjunction with this financial review.

Functional Analysis of Net Income
=================================

Worldwide net income from continuing operations is segregated between operating and corporate/nonoperating in the following tables. Operating results are further segregated functionally and geographically.

Petroleum and Natural Gas
=========================

Exploration and Production
==========================

-------------------------------------------------------------------------------
United States
-------------------------------------------------------------------------------
(Millions of dollars)                              1995      1994      1993
-------------------------------------------------------------------------------
Operating earnings before special items          $  674    $  438    $  548
Special items                                      (381)      (24)      (38)
-------------------------------------------------------------------------------
  Total operating earnings                       $  293    $  414    $  510

Selected Operating Data
Net production of crude oil and NGL's (MBPD)        381       407       423
Net production of natural gas -
  available for sale (MMCFPD)                     1,619     1,716     1,729
Natural gas sales (MMCFPD)                        3,153     3,092     2,735
-------------------------------------------------------------------------------

Operating earnings, before special items, were $674 million, $438 million and $548 million for the years 1995, 1994 and 1993, respectively. Results for 1995 were 54% higher than 1994 following a decrease of 20% in 1994 versus 1993 results.
      Lower operating and overhead expenses for core producing properties, along with overhead expense reductions associated with the sales of non-core producing properties, significantly benefited results in all periods. In addition, operating earnings in 1995 benefited from higher crude oil prices that averaged $15.10 per barrel, or $1.67 per barrel over the 1994 average price. Prices for heavy California crudes, which represent approximately
35% of Texaco's U.S. production, were especially strong in 1995. In 1994, Texaco's average crude oil price of $13.43 per barrel declined $.83 per bar-rel from the 1993 price, mainly reflecting a steep drop in prices during the second half of 1993 followed by a modest recovery during 1994.
      During the three-year period, crude oil and natural gas production from core properties remained at essentially equal levels as the impact of normal production declines from maturing fields was virtually offset by added production from the company's successful exploration and development programs.

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B5.

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B6.

            Texaco Inc. 1995 Annual Report to Stockholders Page 28.

      Operating earnings in the U.S. were reduced by a deterioration of average natural gas prices during the three-year period primarily reflecting abundant supplies in relation to demand. Texaco's average natural gas price of $1.72 per MCF in 1995 represents a decrease of $.27 per MCF from 1994. However, prices at the end of 1995 strengthened significantly due to colder weather. Natural gas prices in 1994 were $.20 per MCF lower than in 1993.
      Total operating earnings were $293 million, $414 million and $510 mil-lion for the years 1995, 1994 and 1993, respectively. Included in total oper-ating earnings for 1995 were special items of $381 million, comprised of the write-down of assets associated with the adoption of SFAS 121 of $493 million and a gain of $125 million from the sale of non-core producing properties which was partly offset by reserves for environmental remediation on these properties of $13 million. Results for both 1994 and 1993 included special charges related to employee separations. Also, included in 1993 was a deferred tax charge due to an increase in the U.S. income tax rate.

-------------------------------------------------------------------------------
International
-------------------------------------------------------------------------------
(Millions of dollars)                              1995      1994      1993
-------------------------------------------------------------------------------
Operating earnings before special items            $343      $269      $212
Special items                                        (3)      (16)      110
-------------------------------------------------------------------------------
  Total operating earnings                         $340      $253      $322

Selected Operating Data
Net production of crude oil and NGL's (MBPD)        381       376       305
Net production of natural gas -
  available for sale (MMCFPD)                       373       319       238
Natural gas sales (MMCFPD)                          435       337       255
-------------------------------------------------------------------------------

Operating earnings, before special items, were $343 million, $269 million and $212 million for 1995, 1994 and 1993, respectively.
      Operating results benefited in all three years from higher crude oil and natural gas production. Continuing field development programs in the Partitioned Neutral Zone between Kuwait and Saudi Arabia increased 1995 crude oil production over 1994 levels. Results for 1994 benefited from sig-nificantly increased North Sea crude oil and natural gas production primarily from new production and development at the Strathspey, Saltire, Orwell, and Piper fields. In 1995, North Sea crude oil production slipped 3% from the high levels of 1994 due mainly to the natural decline in maturing fields and temporary operating interruptions for planned well work. In the Pacific Rim, earnings in 1995 and 1994 included the benefits of higher produc-tion in Australia from the Roller and Skate fields, as well as higher production in Indonesia.
       Higher international average crude oil prices benefited results for 1995 when compared to 1994. Texaco's average international crude oil price of $16.29 per barrel in 1995 increased $1.41 per barrel over the 1994 level. This increase in crude oil prices is in contrast to the decrease of $.87 per barrel in crude oil prices in 1994 as compared with 1993.
      Total operating earnings were $340 million, $253 million and $322 million for 1995, 1994 and 1993, respectively. Included in 1995 results was a special charge of $3 million related to the write-down of assets associated with the adoption of SFAS 121. Results for 1994 included special charges related to asset write-downs and the cost of employee separations. Operating earnings for 1993 included a benefit of $169 million related to changes in the U.K. Petroleum Revenue Tax associated with the taxability of certain items, as well as a tax rate reduction. This benefit was partially offset by special charges related to employee separations and the write-down of the carrying value of certain assets principally in the North Sea, brought about by changes in the Petroleum Revenue Tax laws.

-------------------------------------------------------------------------------
Manufacturing, Marketing and Distribution
-------------------------------------------------------------------------------
United States
-------------------------------------------------------------------------------
(Millions of dollars)                              1995      1994      1993
-------------------------------------------------------------------------------
Operating earnings before special items            $141      $281      $306
Special items                                       (20)      (24)      (91)
-------------------------------------------------------------------------------
  Total operating earnings                         $121      $257      $215

Selected Operating Data
Refinery input (MBPD)                               693       673       658
Refined product sales (MBPD)                        934       882       830
-------------------------------------------------------------------------------

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B7.

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B8.

            Texaco Inc. 1995 Annual Report to Stockholders Page 29.

Operating earnings, before special items, were $141 million for 1995, versus $281 million and $306 million in 1994 and 1993, respectively. Results were depressed in 1995 versus 1994 due to the impact of historically low refining margins prevailing throughout the U.S. during the first four months of 1995. Rising crude costs could not be recovered through product prices which remained relatively flat due to a surplus of products in the market. These conditions improved only slightly in the East and Gulf Coast markets and showed some improvement on the West Coast in the latter half of the year. Operations on the East and Gulf Coasts also were impacted by narrow light to heavy crude oil differentials which reduced the benefits of refinery upgrading units. In 1995, storm-related downtime and scheduled maintenance at the East and Gulf Coast refineries hurt comparative annual results.
On the West Coast, benefits from expense containment, greater energy efficiency, improved refinery performance and higher sales volumes helped to mitigate the negative impact of depressed refining margins.
      Results for 1994 versus 1993 reflect increased sales of branded gasolines due to the successful introduction of Texaco's CleanSystem3 and a greater volume of higher margin premium gasoline sales. However, these volume improvements were more than offset by decreased margins in 1994 caused by rising crude costs and oversupply conditions in the marketplace, partly due to highly disruptive market conditions and changing govern-ment regulations for new reformulated gasolines and an unseasonably warm winter along the East Coast.
      Texaco's trading and pipeline transportation network continued to be a strong contributor to the downstream results throughout these periods.
      Total operating earnings were $121 million, $257 million and $215 million for the years 1995, 1994 and 1993, respectively. Earnings in 1995 included a special charge of $9 million related to the write-down of assets associated with the adoption of SFAS 121. Results for 1994 included spe-cial charges related to asset write-downs, while operating earnings for 1993 included reserves for environmental remediation. Additionally, special items in all three periods included charges related to employee separations.

-------------------------------------------------------------------------------
International
-------------------------------------------------------------------------------
(Millions of dollars)                              1995      1994      1993
-------------------------------------------------------------------------------
Operating earnings before special items            $358      $375      $464
Special items                                         7       (15)      (30)
-------------------------------------------------------------------------------
  Total operating earnings                         $365      $360      $434

Selected Operating Data
Refinery input (MBPD)                               788       780       812
Refined product sales (MBPD)                      1,567     1,470     1,504
-------------------------------------------------------------------------------

Operating earnings, before special items, were $358 million, $375 million and $464 million for the years 1995, 1994 and 1993, respectively. Operating earnings in Europe in 1995 and 1994, as compared to 1993, reflect depressed refining margins, particularly in the U.K. These margins, which began to decline during 1994 due to rising feedstock costs and oversupply con-ditions in the marketplace remained depressed throughout 1995. Operating earnings for 1994 were also negatively impacted by the Pembroke, Wales, refinery fire.
      In the areas served by the company's affiliate Caltex, including most Pacific Rim countries and South Africa, earnings were depressed due to lower refining margins which prevailed during 1995 and 1994 primarily in Japan and Singapore. However, 1993 earnings benefited from strong margins reflecting lower crude oil prices. Results were also impacted by favorable foreign tax effects of $13 million in 1995 as well as inventory valuation benefits of $15 million and $16 million which were realized in 1995 and 1994, respectively. Results for 1993 included inventory valuation charges of $51 million.
      Strong margins and higher product volumes in most of the Latin American operating areas continued to prevail throughout the three-year period, 1993 through 1995. However, downtime resulting from a 1995 refinery upgrade project in Panama and the 1994 impact of a fire at that plant lowered results for both years.
      Total operating earnings were $365 million in 1995 compared with $360 million and $434 million in 1994 and 1993, respectively. Results for 1995 included special charges of $31 million related to the write-down of assets associated with the adoption of SFAS 121. The year 1995 also includ-ed a net special gain of $80 million, principally related to the sale of land by a Caltex affiliate in Japan and special charges of $13 million from restruc-turing in certain Caltex operations. Operating results for 1994 included special charges related to the write-down of assets, partly offset by a gain related to the sale of an interest in a downstream joint venture in Sweden. Operating results for 1993 included special charges related to the reduc-tion in the carrying value of certain marketing assets. Additionally, special items in all periods included charges relating to employee separations.

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B9.

            Texaco Inc. 1995 Annual Report to Stockholders Page 30.

-------------------------------------------------------------------------------
Nonpetroleum
-------------------------------------------------------------------------------
(Millions of dollars)                              1995      1994      1993
-------------------------------------------------------------------------------
Operating earnings (losses) before special items   $ 32      $ (3)     $ (9)
Special items                                       (60)      (29)       (4)
-------------------------------------------------------------------------------
  Total operating losses                           $(28)     $(32)     $(13)
-------------------------------------------------------------------------------

Operating earnings, before special items, were $32 million for 1995, as compared to losses of $3 million and $9 million in 1994 and 1993, respective-ly. Operating results in 1995, as compared to 1994 and 1993, benefited from the improved loss experience of insurance operations. Results in 1994 and 1993 benefited from higher revenues from the licensing of gasification technology.
      Included in 1995 operating results was a special charge of $87 million for the write-down of assets associated with the adoption of SFAS 121 and a special gain of $27 million from the sale of the company's interest in Pekin Energy Company, a producer of ethanol.
      The year 1994 included special charges in the insurance operations related to property damage from the fires occurring at both the Pembroke, Wales, and the Panama refineries. The year 1993 included a special charge relating to an increase in the U.S. income tax rate.

-------------------------------------------------------------------------------
Corporate/Nonoperating
-------------------------------------------------------------------------------
(Millions of dollars)                              1995      1994      1993
-------------------------------------------------------------------------------
Corporate/nonoperating before special items       $(396)    $(445)    $(389)
Special items                                        33       172       180
-------------------------------------------------------------------------------
  Total                                           $(363)    $(273)    $(209)
-------------------------------------------------------------------------------

Corporate/nonoperating charges, before special items, were $396 million, $445 million and $389 million for the years 1995, 1994 and 1993, respec-tively. These results include interest expense and general corporate expenses as well as interest income and other nonoperating income.
      Results for all three years benefited from reduced overhead expenses resulting from the continuing progress of the company's overhead reduc-tion efforts. Results for 1995, as compared to 1994, benefited from higher interest income and lower interest expense. Results for 1995 included gains of $25 million, principally from sales of equity securities held for investment by the insurance operations. Gains on such sales of securities in 1994 were lower than amounts realized in 1995 and 1993. During 1994 as compared to 1993, results reflected a reduction in capitalized interest resulting from project completions, mainly in the North Sea, as well as lower U.S. tax benefits associated with interest expense.
      Special items for the years 1995, 1994 and 1993 included the impact of current tax benefits realized and deferred tax benefits realizable due to sales of interests in a subsidiary of $65 million, $189 million and $210 mil-lion, respectively. These benefits are realizable due to taxable gains on com-pleted and announced sales of assets. Also included in 1995 were charges of $16 million relating to the write-down of assets associated with the adop-tion of SFAS 121. The year 1993 included benefits from a tax law change, a windfall profits tax refund and special charges relating to oil and gas issues. Additionally, special items in all periods included charges relating to employee separations.

Discontinued Chemical Operations
================================

In 1993, Texaco announced its intention to dispose of substantially all of its worldwide chemical operations, including its lubricant additives busi-ness. Texaco has since accounted for these operations as discontinued operations.
      In 1993, Texaco entered into a memorandum of understanding with an affiliate of the Jon M. Huntsman Group of Companies for the sale of Texaco Chemical Company and related international chemical operations. On April
21, 1994, Texaco received from Huntsman Corporation $850 million, con-sisting of $650 million in cash and an 11-year subordinated note with a face amount of $200 million. The note was prepaid in January, 1996.
      Subsequent to the above sale to Huntsman Corporation, Texaco continued its efforts to sell its worldwide lubricant additives business, which includes manufacturing facilities in Port Arthur, Texas and Ghent, Belgium, among others, as well as sales and marketing offices in various locations in the U.S. and abroad. In late 1995, Texaco entered into an agreement to sell this business to Ethyl Corporation, a fuel and lubricant additives man-ufacturer. Under the terms of the purchase and sale agreement, as amended in February 1996, Ethyl will purchase this business for some $195 mil-lion. At closing, which is currently planned for February 29, 1996, Texaco will receive approximately $135 million in cash and a three year note with a face amount of $60 million.
      Summary statements and other detailed financial information on discontinued chemical operations can be found in Note 4 to the Consolidated Financial Statements beginning on page 44 of this report.

Employee Severance Program
==========================

On July 5, 1994, Texaco announced its plan for growth which included a series of action steps to increase competitiveness and profitability. This pro-gram also called for reductions in overhead, including reduced layers of supervision, and improvements in operating efficiencies. Implementation of Texaco's program was expected to result in the reduction of approximately 2,500 employees worldwide by June 30, 1995, involving the U.S. and inter-national upstream and downstream segments, as well as various support staff functions. During the second quarter of 1994, Texaco recorded a charge of $88 million, after-tax, for the anticipated severance costs associated with the employee reductions.
      On October 2, 1995, Texaco announced additional employee separations as a result of the continued successful application of its overhead reduc-tion initiative. In this regard, in the third quarter 1995, Texaco recorded an after-tax charge of $56 million for the cost of these employee separations.
By year-end 1996, these overhead reduction initiatives and asset sales will have effected workload reductions, resulting in approximately 4,000 fewer positions worldwide compared with June 1994 levels.

            Texaco Inc. 1995 Annual Report to Stockholders Page 31.

      As of December 31, 1995, implementation of Texaco's program has included reductions of over 3,700 employees worldwide with a related com-mitment to severance payments of $166 million, or an after-tax cost of $113 million. Of this pre-tax commitment, payments of $151 million have been made as of December 31, 1995.

Environmental Matters
=====================

Texaco's Environment, Health and Safety (EHS) policies underscore the importance of safeguarding both the environment wherever the company con-ducts its business, and the health and safety of our employees and neighbors. The company has an ongoing EHS process that emphasizes continuous improvement and works closely with governmental agencies to ensure that all domestic and international laws and regulations are met. The world-wide responsibilities for this process are coordinated by a division president and are overseen by the Public Responsibility Committee of the Board of Directors. The company has realized improvements in its process for managing EHS activities which include enhanced facility auditing practices, more effective remediation and emergency preparedness systems and innovative processes and technologies that are compatible with fostering a clean environment while providing our customers with competitively priced products and services.
      Texaco is involved in many proactive organizations that define and promote environmental standards such as the American Petroleum Institute, the Global Climate Coalition and the International Chamber of Commerce.
Texaco is associated with over 30 oil spill cooperatives worldwide includ-ing Oil Spill Response Limited, East Asia Response Limited and the Marine
Spill Response Corporation. Additionally, Texaco maintains response teams worldwide and conducts regional drills to ensure a high level of preparedness for any emergency response.
      Texaco makes substantial capital and operating expenditures in support of protecting the environment. These expenditures relate to the reduc-tion of the release of pollutants into the air and water and to the appropriate recycling or disposal of wastes. These expenditures also include costs associated with remediation obligations at company operated sites, previously operated sites and certain third party sites.
      The discussion that follows details environmental expenditures and reserve information relative to Texaco and its equity in affiliates.
      In 1995, Texaco's capital environmental expenditures totaled $275 million, or nearly 10% of Texaco's 1995 capital expenditure program, with $169 million expended in the United States. Capital environmental expenditures projected for the company for 1996 and 1997 total $225 million and $200 million, respectively, and approximately 60% will relate to operations in the United States. Included in these expenditures are amounts associ-ated with the modification of the company's refining and distribution systems to produce reformulated gasolines which are required by the U.S. Clean
Air Act and the State of California.
      Texaco spent and expensed $480 million in 1995 associated with protecting the environment in the company's ongoing operations, the manufac-turing of cleaner burning fuels and in the management of the company's environmental programs. A similar level of expenditures is expected in 1996.
      Expenditures in 1995 relating to remediation amounted to $134 million. The company had financial reserves of $723 million at the end of 1995 for the estimated future costs of its environmental remediation programs.
These reserves have been provided to the extent reasonably measurable, as it is not possible to project the overall costs or a range of costs beyond that disclosed, due to uncertainty surrounding future developments in regulations and remediation exposure.
      Since the enactment of the Comprehensive Environmental Response, Compensation and Liability Act (commonly referred to as Superfund), the Environmental Protection Agency (EPA) and other regulatory agencies and groups have identified Texaco as a potentially responsible party (PRP) for cleanup of hazardous waste sites. Texaco has determined that it may have potential exposure, though limited in certain cases, at about 200 multi-party hazardous waste sites, of which 81 sites are on the EPA's National Pri-ority List. Although liability under Superfund is joint and several, the com-pany is actively pursuing and/or participating in the sharing of Superfund costs with other identified PRP's on the basis of the weight, volume and tox-icity of the material contributed by the PRP's. The expenditures in 1995 relat-ing to remediation include $13 million for multiparty waste sites. The finan-cial reserves for environmental remediation include $65 million relative to multiparty waste sites. This reserve is based on the company's analysis of developments at these sites for which costs can reasonably be estimated. However, there are potential additional costs for waste sites for which a range of exposures cannot reasonably be estimated until further information develops. In many cases, the amounts and types of wastes are still under investigation by regulatory agencies.
      In addition to the environmental remediation reserves, the company also provides financial reserves to cover the cost of restoration and aban-donment of its oil and gas producing properties. These reserves at December
31, 1995 totaled $847 million. Expenditures in 1995 for restoration and abandonment amounted to $46 million.
      In summary, Texaco makes every effort to remain in full compliance with applicable governmental regulations. Changes in governmental regula-tions and/or Texaco's re-evaluation of its environmental programs may result in additional future costs to the company. However, it is not believed that such future costs will be material to the company's financial position nor to its operating results over any reasonable period of time. It is assumed that any mandated future costs would be recoverable in the marketplace, since all companies within the industry would be facing similar requirements.

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B10.

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B11.

            Texaco Inc. 1995 Annual Report to Stockholders Page 32.

Liquidity and Capital Resources
===============================

The company's cash, cash equivalents and short-term investments totaled
$536 million at December 31, 1995 as compared with $464 million at year-end 1994.
      Texaco's net cash provided by operating activities for 1995 (as presented on the Statement of Consolidated Cash Flows) was impacted by sever-al significant items that were not directly related to current period operations, and which in the aggregate, amounted to a net cash outflow of some $300 million. Among these items were payments related to employee severance, litigation (mainly the state of Louisiana royalty dispute settlement) and certain environmental remediation issues.
      During 1995, cash from normal operating activities and proceeds from asset sales, which are discussed below, were used to support Texaco's capital and exploratory program of $2.4 billion and for payment of dividends to common, preferred and minority stockholders of $947 million.
      Proceeds from asset sales for 1995 amounted to $1,150 million. These proceeds included the sale of non-core producing properties in the United States, mainly some 300 scattered properties sold to Apache Corporation, the sale and leaseback of equipment in an offshore development project in the U.K., the sale of Texaco's 50% equity interest in Pekin Energy Company and the sale of marine vessels. Proceeds from asset sales are key to financ-ing growth opportunities. In addition to proceeds from asset sales, Texaco's investing activities for 1995 included $248 million of partial proceeds from the sale of equipment leasehold interests in conjunction with a sale/ leaseback arrangement. Texaco intends to repurchase these interests with-in twelve to eighteen months.
      In 1995, Texaco reduced total debt some $200 million to $6.2 billion at year-end 1995. Accordingly, Texaco's ratio of total debt to total borrowed and invested capital declined to 38.0% at December 31, 1995 from 38.5% at year-end 1994. At year-end 1995, the company's debt profile continued to reflect a strong liquidity position as the average maturity of its debt exceeds 12 years and its contractual annual maturities of long-term debt over the next five years have been balanced to avoid unusual calls on cash in any one year. The company's weighted average interest rate at December 31, 1995, including the immaterial effect of debt-related derivatives, remained at 7.6%.
      During 1995, Texaco announced a stock repurchase program to buy up to $500 million of its common stock through open market or privately nego-tiated transactions. Subject to market conditions and applicable regulatory requirements, the stock repurchase program is expected to be complet-ed around the second quarter of 1997. Financing activities in 1995 also reflect the issuance of $65 million of preferred stock by Texaco Capital LLC, a finance subsidiary of Texaco Inc.
      Texaco maintains a revolving credit facility with commitments of $2 billion which remained unused at year-end 1995. Additionally, a partially-owned subsidiary maintains a long-term revolving credit facility for $330 million, which was fully utilized at year-end 1995 and is reflected in long-term debt.
      Subsequent to December 31, 1995, Texaco received some $350 million from the collection of notes receivable and accrued interest relating to the 1994 sale of its discontinued chemical operations, and from insurance recoveries relating to environmental and other matters. In addition, Texaco announced that it has signed an agreement in principle with the Korea
Petroleum Development Corporation for the sale of a 15% interest in Texaco's Captain Field in the U.K. North Sea for approximately $210 million. Texaco also has entered into an agreement to sell its worldwide lubricant additives business to Ethyl Corporation, a fuel and lubricant additives manufacturer for approximately $135 million in cash and a three year note with a face amount of $60 million. These sales should be completed during the first half of 1996.
      Texaco also announced that its 50% owned affiliate, Caltex, has signed an agreement to sell its 50% interest in Nippon Petroleum Refining
Company, Limited to its partner, Nippon Oil Company, for approximately $2 billion. The sale is scheduled to be completed in April 1996, and approxi-mately half of the net sales proceeds will be distributed to Caltex' two stockholders, Texaco and Chevron Corporation.
      As an international petroleum company, Texaco is exposed to commodity price, foreign exchange and interest rate risks. These risks are primar-ily managed by the careful structuring of transactions with their related exposures. To a lesser extent, the company employs certain commonly used derivative financial instruments as a cost-effective and efficient means for managing its risks. Derivative usage is subject to corporate risk man-agement policies which prohibit speculative positions and restrict the amount of exposure on all derivative transactions by establishing dollar, term and volumetric limits. The company's exposure in derivative transactions, in the aggregate, is immaterial.
      The company considers its financial position sufficient to meet its anticipated future financial requirements.

Reserves
========

Texaco's worldwide net proved reserves at year-end 1995, including equity in
P. T. Caltex Pacific Indonesia (CPI), a 50% owned affiliate operating in Indonesia, totaled 3.7 billion barrels of oil equivalent, of which 55% are located in the United States. The worldwide reserves include 2.7 billion bar-rels of crude oil and natural gas liquids, and 6.1 trillion cubic feet of natural gas.

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B12.

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B13.

            Texaco Inc. 1995 Annual Report to Stockholders Page 33.

      On a worldwide basis, including equity reserves and excluding purchases and sales, the company added new volumes to its reserve base equal to 129% of combined liquids and gas production in 1995, 111% in 1994 and 112% in 1993. During 1995, the company added new volumes to its reserve base equal to 116% of combined liquids and gas production in the United States and 146% outside the United States. The three-year world-wide reserve replacement average for 1993-1995 was 117% and the five-year replacement average for 1991-1995 was 109%.
      Texaco's worldwide finding and development costs were $3.29 in 1995, $3.54 over the three-year period 1993-1995 and $4.03 over the five-year period 1991-1995.
      See the "Supplemental Oil and Gas Information" section starting on page 64 for further information regarding Texaco's estimated proved reserves.

Capital and Exploratory Expenditures
====================================

Worldwide capital and exploratory expenditures for continuing operations, including equity in such expenditures of affiliates, were $3.1 billion for the year 1995 as compared to $2.7 billion in 1994 and $2.9 billion in 1993. The increase in 1995 reflects Texaco's commitment to a worldwide plan for growth and its determination to reinvest proceeds received from the recent divestment of non-core assets located primarily in the U.S. As a result, Texaco continues to add underground oil and gas reserves at a pace faster than such reserves are depleted through production. Additionally, the effec-tiveness of this investment has been enhanced by the efficient use of the latest technologies and exploration and production techniques. While the focus of Texaco's investment has been increasingly upstream (62% in 1995) and international (55% in 1995), significant capital expenditures con-tinue to be spent on key exploration and producing opportunities in the U.S. and downstream projects. Texaco continues to upgrade refineries to enhance production of valuable light-end products and improve its marketing and distribution system. In accordance with the company's long-stand-ing practice, these investments are made with a sensitivity toward satisfying environmental concerns and mandates.

United States

Upstream capital and exploratory expenditures in the U.S. increased signi-ficantly in 1995 over both 1994 and 1993. This represented Texaco's refo-cused activity in core areas where the company has successfully offset the decline in maturing fields as well as new exploratory and developmental activities. Areas of focus include both onshore and offshore Gulf of Mexico prospects as well as heavy oil recovery in California. Downstream expendi-tures for Texaco and its affiliate, Star Enterprise, remained relatively stable with 1994 and 1993. Refinery expenditures declined during the periods due to the completion of major refinery projects and upgrades in 1993. However, a shift towards marketing and pipeline investments in 1995, includ-ing service station upgrades such as the addition of joint marketing initiatives with quick service restaurants, offset lower refinery spending.

International

Texaco also has a significant number of growth opportunities abroad. Upstream capital and exploratory expenditures in 1995 increased significant-ly over both 1994 and 1993 levels. This was primarily due to the continuing development of several fields including the Captain Field in the North Sea, where a movable platform, offloading vessel and shuttle vessel under construction were subsequently sold and leased back with attractive financing terms, as well as natural gas projects in Denmark, Trinidad and Colombia and increased expenditures in the Partitioned Neutral Zone between Kuwait and Saudi Arabia. Through its affiliate P.T. Caltex Pacific Indonesia, Texaco continues to extend enhanced recovery programs in the vast Duri and Minas fields in Indonesia.
      Downstream expenditures decreased slightly from 1994 but were higher than 1993 primarily reflecting refinery project completions in 1994. The lower level of refinery spending was largely offset by increased marketing investment particularly by the company's new joint venture in Scandinavia and by Caltex in the fast growing markets in the Pacific Rim. Additionally, marketing expenditures have increased in selected areas in Latin America such as Brazil, where Texaco continues to invest in an expanding economy, and Ecuador and other countries where liberalized government policies are encouraging economic development.

1996 Capital and Exploratory Expenditures

Texaco's capital and exploratory spending levels, including equity in such expenditures of affiliates, are planned to approximate $3.6 billion during 1996, an increase of some 16% over 1995 spending levels. This increase is supported by the company's improved operating results and reflects the aggressive redeployment of proceeds from asset sales. Texaco's 1996 program supports the plan for growth by investing in worldwide opportunities

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B14.

GRAPHIC MATERIAL APPEARS HERE.
SEE APPENDIX, PART B, ITEM B15.

            Texaco Inc. 1995 Annual Report to Stockholders Page 34.

which have significant potential to continue solid earnings growth and provide highly competitive returns on capital employed and for stockholders. Approximately $2.1 billion of Texaco's investment program is targeted for international areas and $1.5 billion for domestic initiatives. On a function-al basis, about 60% has been designated for upstream opportunities, 35% for downstream businesses, and 5% for other activities.
      Upstream investments encompass a risk-balanced exploration program focused in key geographic areas, and the utilization of advanced tech-nologies such as 3-D and vertical cable seismic, subsea completions and quadrilateral drilling. Major investments include delineating new oil and gas finds in the deepwater Gulf of Mexico; continuing the successful projects in South Louisiana and the Permian Basin in Texas; and developing off-shore projects in Colombia, the North Sea, Australia, West Africa and South-east Asia. In addition, expenditures continue to be designated for devel-opment projects in the Partitioned Neutral Zone, an area of significant promise for increasing production.
      In the downstream, expenditures will be focused more in the marketing segment of the business, particularly those high growth areas around the world such as Latin America, and through Caltex, in the Pacific Rim. In the more mature markets of Western Europe and the U.S., investments will be focused on enhancing the company's retail presence and continuing strategic joint marketing initiatives with quick service restaurants.
      Other planned investments will support alternate energy opportunities in cogeneration, gasification and power generation projects.

-------------------------------------------------------------------------------
Capital and Exploratory Expenditures
-------------------------------------------------------------------------------
(Millions of dollars)                              1995      1994      1993
-------------------------------------------------------------------------------
Texaco Inc. and subsidiary companies
United States
  Exploration                                    $  193    $  194    $  194
  Production                                        707       595       602
  Manufacturing, marketing and distribution         305       271       347
  Other                                              43        35        37
-------------------------------------------------------------------------------
    Total                                         1,248     1,095     1,180
-------------------------------------------------------------------------------
International
  Exploration                                       257       241       280
  Production                                        661       404       475
  Manufacturing, marketing and distribution         317       292       291
  Other                                               7         2         6
-------------------------------------------------------------------------------
    Total                                         1,242       939     1,052
-------------------------------------------------------------------------------
    Total Texaco Inc. and subsidiary companies    2,490     2,034     2,232
-------------------------------------------------------------------------------
Equity in affiliates
United States
  Exploration and production                          4         1         3
  Manufacturing, marketing and distribution         148       152       147
  Other                                               1         3         7
-------------------------------------------------------------------------------
    Total                                           153       156       157
-------------------------------------------------------------------------------
International
  Exploration and production                        115       150       151
  Manufacturing, marketing and other*               370       401       352
-------------------------------------------------------------------------------
    Total                                           485       551       503
-------------------------------------------------------------------------------
    Total equity in affiliates                      638       707       660
-------------------------------------------------------------------------------
    Total continuing operations                   3,128     2,741     2,892
Discontinued operations                               2        22        84
-------------------------------------------------------------------------------
Total worldwide                                  $3,130    $2,763    $2,976
-------------------------------------------------------------------------------

*Excludes expenditures of Caltex' affiliated companies.

Industry Review
===============

Review of 1995
The world economy grew at a healthy 3.3% rate in 1995, led by robust growth in the developing world. The pivotal U.S. economy experienced a "soft landing," braked by the Federal Reserve's restrictive monetary measures.
So too, a strong Deutsche Mark and the adoption of fiscal austerity mea-sures led to lower-than-anticipated growth in Western Europe. Japan remained mired in its worst economic slowdown since the 1930's. In the devel-oping world, on the other hand, economic expansion was generally robust, particularly in the Pacific Rim countries. Additionally, the economic down-trend in the former Soviet bloc appears to have bottomed out in 1995, as Eastern Europe enjoyed relatively strong GDP growth and the large Russian economy experienced only a small contraction.
      The global economic expansion propelled oil demand to a new peak of
69.9 million BPD in 1995, an increase of over one million BPD from the prior year. Not since the late 1980's has consumption risen so rapidly, largely due to the expanding energy needs of the developing world. Also of importance, the significant "pull down" effect on world demand from sharply declining con-sumption in the former Soviet Union has ceased. In the industrialized nations, consumption grew by only 0.4 million BPD due to the adverse effects of mild winter weather in the U.S. and Western Europe, and a cool summer in Japan.
In the developing world, on the other hand, demand rose strongly by one million BPD, buoyed by the growth in the Pacific Rim countries. Consumption fell by a mere 0.1 million BPD in the former Soviet bloc (including Eastern Europe) as the downward trend in Soviet demand bottomed out.

            Texaco Inc. 1995 Annual Report to Stockholders Page 35.

-------------------------------------------------------------------------------
World Petroleum Demand
-------------------------------------------------------------------------------
(Millions of barrels a day)                        1995      1994      1993
-------------------------------------------------------------------------------
Industrial nations                                 40.3      39.9      39.0
Developing nations                                 23.5      22.5      21.7
Former Soviet bloc                                  6.1       6.2       7.0
-------------------------------------------------------------------------------
  Total                                            69.9      68.6      67.7
-------------------------------------------------------------------------------

During 1995, the growth in world oil demand was supplied overwhelmingly from non-OPEC sources. Overall, non-OPEC crude output averaged 36.1 million BPD, an increase of about 0.9 million BPD from year-ago levels. The North Sea led the advance, far exceeding all expectations. At the same time, supplies rose significantly from South America as production from Colombia's giant Cusiana field reached almost 0.2 million BPD by year-end.
      There were also substantial gains in Angola, India, Syria and elsewhere. Yet, partially offsetting these increases, output from the former Soviet
Union continued to fall, but at a much slower rate than in past years. In the United States, the decline rate also slowed, due largely to the technologi-cal advances and success in the deepwater Gulf of Mexico.
       OPEC's ability to expand production was constrained by this surge in non-OPEC supplies. During 1995, OPEC crude oil production averaged 25.3 million BPD, just 0.3 million BPD above its prior-year level. OPEC crude pro-duction has nevertheless consistently exceeded the group's volumetric quota which, since late 1993, has been set at 24.5 million BPD.
      Improved economic activity, robust demand growth and low oil inventories contributed to firmer crude oil prices in 1995. Overall, the spot price of U.S. benchmark West Texas Intermediate (WTI) averaged $18.43 per barrel, $1.24 per barrel higher than the previous year. Crude oil markets remained highly volatile, however. For example, spot WTI prices reached about $20.25 per barrel in the spring in response to low U.S. gasoline stocks and tight Atlantic basin crude oil supplies, but fell by about $3.00 per barrel by mid-summer due to high levels of OPEC and North Sea production. By year end, prices were again above $19.00 per barrel, due in part to the extreme cold weather in parts of the U.S. and Europe.
      Refiners' margins remained depressed throughout 1995 in most regions despite the growth in world oil consumption. This reflected continued large-scale additions to refinery upgrading capacity, contributing to a per-sistent surplus of light product manufacturing capability. The situation was exacerbated by warm weather early in the year which resulted in a distillate inventory overhang.

Near-Term Outlook
World economic growth is projected to remain strong in 1996, sustained by robust expansion in the developing countries overall, modest increases in the industrialized nations, and some recovery in the former Soviet Union. Although GDP growth in the United States is forecast to decelerate further in 1996, Japan should gradually emerge from recession. Western Europe is expected to enjoy continued, but somewhat lower economic expansion in 1996, sustained by accommodative monetary policy. Within the developing world, expansion in Asia is expected to moderate slightly, but will still be rela-tively strong. The former Soviet bloc as a whole is anticipated to show pos-itive GDP growth for the first time in six years, as the Russian economy will most likely turn around in 1996.
      Worldwide economic expansion is expected to increase oil consumption to about 71.5 million BPD in 1996, a gain of 1.6 million BPD from prior-year levels. Growth in the industrialized nations will account for about 0.6 million BPD of the total. Oil demand in the developing countries should rise by another one million BPD, with most of the growth continued to be con-centrated in the Pacific Rim countries. In the former Soviet Union, demand is expected to fall slightly, yet this drop will be offset by increases in Poland, Hungary and the Czech Republic.

-------------------------------------------------------------------------------
Near-Term World Supply/Demand Balance
-------------------------------------------------------------------------------
(Millions of barrels a day)                                  1996      1995
-------------------------------------------------------------------------------
Demand                                                       71.5      69.9
Supply
  Non-OPEC Crude                                             37.3      36.1
  OPEC Crude                                                 25.3      25.3
  Other Liquids                                               9.1       8.7
-------------------------------------------------------------------------------
Total Supply                                                 71.7      70.1
-------------------------------------------------------------------------------
  Stock Change                                                0.2       0.2
-------------------------------------------------------------------------------

During 1996, the rise in non-OPEC production will continue, once again boosted by expanding output from the North Sea. Non-OPEC crude output is expected to rise by 1.2 million BPD to 37.3 million BPD, with half of this growth coming from combined output from Norway and the United Kingdom. Significant increases will continue in Argentina, Brazil, Angola, Australia, Malaysia, and several other non-OPEC nations. The decrease in production in the former Soviet Union is expected to be a mere 0.1 million BPD, and pro-duction may even stabilize at 1995 levels. Also, the rate of decline in the United States is expected to moderate further, with production slippage of only 0.1 million BPD.
      Once again, there appears to be little extra room for significant add-itional volumes of OPEC oil, given the increases in non-OPEC supplies. OPEC output is thus expected to remain roughly flat at 1995's level. With some OPEC members expanding productive capacity (despite essentially flat world requirements for their oil), petroleum prices could be potentially weak and volatile. Iraqi "humanitarian" oil exports resulting from acceptance of the terms of United Nations Resolution 986 could put substantial downward pressure on oil prices, depending on the response by other OPEC producers.
      Spurred by colder-than-normal weather during the last months of 1995, U.S. natural gas consumption rose sharply to about 21.5 trillion cubic feet (TCF), up 0.8 TCF from prior-year levels. While natural gas prices surged toward year-end, they were generally weak during most of the year, a result of high storage levels and strong competition from nuclear and hydropower. This year, demand should continue to grow, averaging over 22 TCF.

            Texaco Inc. 1995 Annual Report to Stockholders Page 36.

----------------------------------------------------------------------------------------------------------------------------------
Texaco Inc. and Subsidiary Companies
----------------------------------------------------------------------------------------------------------------------------------
Statement of Consolidated Income
----------------------------------------------------------------------------------------------------------------------------------
                 (Millions of dollars) For the years ended December 31                                    1995      1994      1993
----------------------------------------------------------------------------------------------------------------------------------

Revenues         Sales and services (includes transactions with significant affiliates of $3,146
                   million in 1995, $2,561 million in 1994 and $3,027 million in 1993)                 $35,551   $32,540   $33,245
                 Equity in income of affiliates, interest, asset sales and other                         1,236       813       826
                 -----------------------------------------------------------------------------------------------------------------
                 Total revenues                                                                         36,787    33,353    34,071
                 -----------------------------------------------------------------------------------------------------------------

Deductions       Purchases and other costs (includes transactions with significant affiliates
                   of $1,733 million in 1995, $1,679 million in 1994 and $1,709 million in 1993)        27,237    23,931    24,667
                 Operating expenses                                                                      2,907     3,069     3,086
                 Selling, general and administrative expenses                                            1,580     1,679     1,783
                 Maintenance and repairs                                                                   375       390       418
                 Exploratory expenses                                                                      289       307       352
                 Depreciation, depletion and amortization                                                2,385     1,735     1,568
                 Interest expense                                                                          483       498       459
                 Taxes other than income taxes                                                             491       496       549
                 Minority interest                                                                          54        44        17
                 -----------------------------------------------------------------------------------------------------------------
                                                                                                        35,801    32,149    32,899
                 -----------------------------------------------------------------------------------------------------------------

                 Income from continuing operations before income taxes and cumulative effect
                   of accounting change                                                                    986     1,204     1,172
                 Provision for (benefit from) income taxes                                                 258       225       (87)
                 -----------------------------------------------------------------------------------------------------------------
                 Net income from continuing operations before cumulative effect of accounting change       728       979     1,259
                 Discontinued operations
                   Net loss from operations                                                                  -         -       (17)
                   Net loss on disposal                                                                      -       (69)     (174)
                 -----------------------------------------------------------------------------------------------------------------
                                                                                                             -       (69)     (191)
                 Cumulative effect of accounting change                                                   (121)        -         -
                 -----------------------------------------------------------------------------------------------------------------
Net Income                                                                                             $   607   $   910   $ 1,068
                 -----------------------------------------------------------------------------------------------------------------
                 Preferred stock dividend requirements                                                 $    60   $    91   $   101
                 -----------------------------------------------------------------------------------------------------------------
                 Net income available for common stock                                                 $   547   $   819   $   967
                 -----------------------------------------------------------------------------------------------------------------

Net Income Per   Net income (loss) before cumulative effect of accounting change
Common Share       Continuing operations                                                               $  2.57   $  3.43   $  4.47
(dollars)          Discontinued operations                                                                   -      (.26)     (.73)
                 Cumulative effect of accounting change                                                   (.47)        -         -
                 -----------------------------------------------------------------------------------------------------------------
                 Net income                                                                            $  2.10   $  3.17   $  3.74
                 -----------------------------------------------------------------------------------------------------------------
                 Average Number of Common Shares Outstanding (thousands)                               259,983   258,813   258,923
----------------------------------------------------------------------------------------------------------------------------------

                 See accompanying notes to consolidated financial statements.

            Texaco Inc. 1995 Annual Report to Stockholders Page 37.

----------------------------------------------------------------------------------------------------------------------------------
Texaco Inc. and Subsidiary Companies
----------------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet
----------------------------------------------------------------------------------------------------------------------------------
                 (Millions of dollars) As of December 31                                                            1995      1994
----------------------------------------------------------------------------------------------------------------------------------
Assets           Current Assets
                   Cash and cash equivalents                                                                     $   501   $   404
                   Short-term investments-at fair value                                                               35        60
                   Accounts and notes receivable (includes receivables from significant affiliates of $240 million in 1995 and $142 million in 1994), less allowance
                     for doubtful accounts of $28 million in 1995 and $25 million in 1994                          4,177     3,297
                   Inventories                                                                                     1,357     1,358
                   Assets under agreements for sale (see Note 3)                                                       -       488
                   Net assets of discontinued operations (see Note 4)                                                164       195
                   Deferred income taxes and other current assets                                                    224       217
                 -----------------------------------------------------------------------------------------------------------------
                       Total current assets                                                                        6,458     6,019
                 Investments and Advances                                                                          5,278     5,336
                 Net Properties, Plant and Equipment                                                              12,580    13,483
                 Deferred Charges                                                                                    621       667
                 -----------------------------------------------------------------------------------------------------------------
                       Total                                                                                     $24,937   $25,505
                 -----------------------------------------------------------------------------------------------------------------

Liabilities and  Current Liabilities
Stockholders'      Notes payable, commercial paper and current portion of long-term debt                         $   737   $   917
Equity             Accounts payable and accrued liabilities (includes payables to significant affiliates of $123 million in 1995 and $93 million in 1994)
                       Trade liabilities                                                                           2,396     1,980
                       Accrued liabilities                                                                         1,381     1,317
                   Estimated income and other taxes                                                                  692       801
                 -----------------------------------------------------------------------------------------------------------------
                       Total current liabilities                                                                   5,206     5,015
                 Long-Term Debt and Capital Lease Obligations                                                      5,503     5,564
                 Deferred Income Taxes                                                                               634       879
                 Employee Retirement Benefits                                                                      1,138     1,130
                 Deferred Credits and Other Noncurrent Liabilities                                                 2,270     2,558
                 Minority Interest in Subsidiary Companies                                                           667       610
                 -----------------------------------------------------------------------------------------------------------------
                       Total                                                                                      15,418    15,756
                 Stockholders' Equity
                   Market Auction Preferred Shares                                                                   300       300
                   ESOP Convertible Preferred Stock                                                                  495       515
                   Unearned employee compensation and benefit plan trust                                            (437)     (282)
                   Common stock-274,293,417 shares issued                                                          1,714     1,714
                   Paid-in capital in excess of par value                                                            655       654
                   Retained earnings                                                                               7,186     7,463
                   Currency translation adjustment                                                                    61        87
                   Unrealized net gain on investments                                                                 62        51
                 -----------------------------------------------------------------------------------------------------------------
                                                                                                                  10,036    10,502
                   Less-Common stock held in treasury, at cost                                                       517       753
                 -----------------------------------------------------------------------------------------------------------------
                     Total stockholders' equity                                                                    9,519     9,749
                 -----------------------------------------------------------------------------------------------------------------
                     Total                                                                                       $24,937   $25,505
----------------------------------------------------------------------------------------------------------------------------------

                 See accompanying notes to consolidated financial statements.

            Texaco Inc. 1995 Annual Report to Stockholders Page 38.

----------------------------------------------------------------------------------------------------------------------------------
Texaco Inc. and Subsidiary Companies
----------------------------------------------------------------------------------------------------------------------------------
Statement of Consolidated Cash Flows
----------------------------------------------------------------------------------------------------------------------------------
              (Millions of dollars) For the years ended December 31                                       1995      1994      1993
----------------------------------------------------------------------------------------------------------------------------------
Operating     Net income                                                                               $   607   $   910   $ 1,068
Activities    Reconciliation to net cash provided by (used in) operating activities
                Cumulative effect of accounting change                                                     121         -         -
                Loss on disposal of discontinued operations                                                  -       103       223
                Depreciation, depletion and amortization                                                 2,385     1,735     1,631
                Deferred income taxes                                                                     (102)     (213)     (283)
                Exploratory expenses                                                                       289       307       352
                Minority interest in net income                                                             54        44        17
                Dividends from affiliates, less than equity in income                                     (103)      (79)     (227)
                Gains on asset sales                                                                      (320)     (125)      (23)
                Changes in operating working capital
                  Accounts and notes receivable                                                           (766)      278      (275)
                  Inventories                                                                              (29)      (60)       26
                  Accounts payable and accrued liabilities                                                (116)     (350)     (215)
                  Other-mainly estimated income and other taxes                                            (44)       23      (108)
                Other-net                                                                                  146       286       176
              --------------------------------------------------------------------------------------------------------------------
                    Net cash provided by operating activities                                            2,122     2,859     2,362

Investing     Capital and exploratory expenditures                                                      (2,386)   (2,050)   (2,326)
Activities    Proceeds from sale of discontinued operations,
                net of cash and cash equivalents sold                                                        -       645         -
              Proceeds from sales of assets                                                              1,150       328       373
              Sale of leasehold interests                                                                  248         -         -
              Purchases of investment instruments                                                       (1,238)     (693)   (1,342)
              Sales/maturities of investment instruments                                                 1,273       672     1,258
              Other-net                                                                                     12        (7)       (7)
              --------------------------------------------------------------------------------------------------------------------
                    Net cash used in investing activities                                                 (941)   (1,105)   (2,044)

Financing     Borrowings having original terms in excess of three months
Activities      Proceeds                                                                                   313       660       821
                Repayments                                                                                (358)     (707)     (796)
              Net increase (decrease) in other borrowings                                                 (137)     (251)      296
              Issuance of preferred stock by subsidiaries                                                   65       112       425
              Redemption of Series C Preferred Stock                                                         -      (267)        -
              Purchases of common stock                                                                     (4)     (381)        -
              Dividends paid to the company's stockholders
                Common                                                                                    (832)     (830)     (828)
                Preferred                                                                                  (60)      (91)     (101)
              Dividends paid to minority stockholders                                                      (55)      (87)      (84)
              Other-net                                                                                     (2)       (3)      (11)
              --------------------------------------------------------------------------------------------------------------------
                    Net cash used in financing activities                                               (1,070)   (1,845)     (278)
Cash and      Effect of exchange rate changes                                                              (14)        7       (13)
Cash          --------------------------------------------------------------------------------------------------------------------
Equivalents   Increase (decrease) during year                                                               97       (84)       27
              Beginning of year                                                                            404       488       461
              --------------------------------------------------------------------------------------------------------------------
              End of year                                                                              $   501   $   404   $   488
----------------------------------------------------------------------------------------------------------------------------------

              See accompanying notes to consolidated financial statements.

            Texaco Inc. 1995 Annual Report to Stockholders Page 39.

----------------------------------------------------------------------------------------------------------------------------------
Texaco Inc. and Subsidiary Companies
----------------------------------------------------------------------------------------------------------------------------------
Statement of Consolidated Stockholders' Equity
----------------------------------------------------------------------------------------------------------------------------------
                                                                              Shares   Amount    Shares   Amount    Shares  Amount
---------------------------------------------------------------------------------------------  -----------------  ----------------
              (Shares in thousands; amounts in millions of dollars)                      1995               1994              1993
---------------------------------------------------------------------------------------------  -----------------  ----------------

Preferred     par value $1; Shares authorized-30,000,000
Stock         Series C Variable Rate Cumulative Preferred Stock-
              stated value of $50 per share
                Beginning of year                                                  -   $    -     5,334   $  267     5,334  $  267
                Redemption                                                         -        -    (5,334)    (267)        -       -
              --------------------------------------------------------------------------------------------------------------------
                End of year                                                        -        -         -        -     5,334     267
              --------------------------------------------------------------------------------------------------------------------
              Series E Variable Rate Cumulative Preferred Stock-
              stated value of $100,000 per share
                Beginning of year                                                  -        -         4      381         4     381
                Redemption                                                         -        -        (4)    (381)        -       -
              --------------------------------------------------------------------------------------------------------------------
                End of year                                                        -        -         -        -         4     381
              --------------------------------------------------------------------------------------------------------------------
              Market Auction Preferred Shares (Series G, H, I and J)-
              liquidation preference of $250,000 per share
                Beginning and end of year                                          1      300         1      300         1     300
              --------------------------------------------------------------------------------------------------------------------
              Series B ESOP Convertible Preferred Stock-
              liquidation value of $600 per share
                Beginning of year                                                780      468       812      487       823     494
                Retirements                                                      (29)     (18)      (32)     (19)      (11)     (7)
              --------------------------------------------------------------------------------------------------------------------
                End of year                                                      751      450       780      468       812     487
              --------------------------------------------------------------------------------------------------------------------
              Series F ESOP Convertible Preferred Stock-
              liquidation value of $737.50 per share
                Beginning of year                                                  63      47        66       49        67      49
                Retirements                                                        (3)     (2)       (3)      (2)       (1)      -
              --------------------------------------------------------------------------------------------------------------------
                End of year                                                        60      45        63       47        66      49
              --------------------------------------------------------------------------------------------------------------------

Unearned      (related to ESOP preferred stock and
Employee      restricted stock awards)
Compensation    Beginning of year                                                        (282)              (337)             (385)
                Awards                                                                     (8)                (5)              (10)
                Amortization and other                                                     56                 60                58
              --------------------------------------------------------------------------------------------------------------------
                End of year                                                              (234)              (282)             (337)
              --------------------------------------------------------------------------------------------------------------------

Benefit Plan  (common stock)
Trust           Establishment                                                  4,000     (203)
              --------------------------------------------------------------------------------------------------------------------
                End of year                                                    4,000     (203)
              --------------------------------------------------------------------------------------------------------------------

Common Stock  par value $6.25;
              Shares authorized-350,000,000
                Issued                                                       274,293    1,714   274,293    1,714   274,293   1,714
              --------------------------------------------------------------------------------------------------------------------

Common Stock  Beginning of year                                               14,761     (753)   15,273     (776)   15,545    (789)
Held in       Purchases of common stock                                           51       (4)    6,107     (381)        -       -
Treasury, at  Preferred stock exchange                                             -        -    (6,107)     381         -       -
cost          Other-mainly employee benefit plans                             (4,736)     240      (512)      23      (272)     13
              --------------------------------------------------------------------------------------------------------------------
              End of year                                                     10,076   $ (517)   14,761   $ (753)   15,273  $ (776)
----------------------------------------------------------------------------------------------------------------------------------

              See accompanying notes to consolidated financial statements.     (Continued on next page)

            Texaco Inc. 1995 Annual Report to Stockholders Page 40.

----------------------------------------------------------------------------------------------------------------------------------
Texaco Inc. and Subsidiary Companies
----------------------------------------------------------------------------------------------------------------------------------
Statement of Consolidated Stockholders' Equity (continued)
----------------------------------------------------------------------------------------------------------------------------------
             (Millions of dollars)                                                                       1995      1994      1993
----------------------------------------------------------------------------------------------------------------------------------

Paid-in       Beginning of year                                                                         $  654    $  655   $   654
Capital in    Issuance and redemption of preferred stock, treasury stock transactions
Excess of       relating to investor services plan and employee compensation plans                           1        (1)        1
Par Value     --------------------------------------------------------------------------------------------------------------------
              End of year                                                                                  655       654       655
              --------------------------------------------------------------------------------------------------------------------

Retained      Balance at beginning of year                                                               7,463     7,463     7,312
Earnings      Add:
                Net income                                                                                 607       910     1,068
                Tax benefit associated with dividends on unallocated ESOP Convertible
                  Preferred Stock                                                                            8        11        13
              Deduct: Dividends declared on
                Common stock ($3.20 per share in 1995, 1994 and 1993)                                      832       830       828
                Preferred stock
                  Series C Variable Rate Cumulative Preferred Stock                                          -        13        18
                  Series E Variable Rate Cumulative Preferred Stock                                          -        19        25
                  Market Auction Preferred Shares (Series G, H, I and J)                                    13        10         8
                  Series B ESOP Convertible Preferred Stock                                                 43        45        47
                  Series F ESOP Convertible Preferred Stock                                                  4         4         4
              --------------------------------------------------------------------------------------------------------------------
              Balance at end of year                                                                     7,186     7,463     7,463
              --------------------------------------------------------------------------------------------------------------------

Currency      Beginning of year                                                                             87        18       (24)
Translation   Change during year                                                                           (26)       69        42
Adjustment    --------------------------------------------------------------------------------------------------------------------
              End of year                                                                                   61        87        18
              --------------------------------------------------------------------------------------------------------------------

Unrealized    Beginning of year                                                                             51        58         -
Net Gain On   Change during year                                                                            11        (7)       58
Investments   --------------------------------------------------------------------------------------------------------------------
              End of year                                                                                   62        51        58
              --------------------------------------------------------------------------------------------------------------------
Stockholders'
Equity        End of year (including preceding page)                                                    $9,519    $9,749   $10,279
              --------------------------------------------------------------------------------------------------------------------

              See accompanying notes to consolidated financial statements.

            Texaco Inc. 1995 Annual Report to Stockholders Page 41.

-------------------------------------------------------------------------------
Texaco Inc. and Subsidiary Companies
-------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
Note One -- Description of Significant Accounting Policies
===============================================================================

Principles of Consolidation
The consolidated financial statements consist of the accounts of Texaco Inc.
and subsidiary companies owned directly or indirectly more than 50 percent. Intercompany accounts and transactions are eliminated.
      The U.S. Dollar is the functional currency of all the company's operations and of a substantial portion of the operations of its affiliates accounted for on the equity method. For these operations, all gains and losses from transactions not denominated in the functional currency are included in income currently, except for certain hedging transactions. The cumulative translation effects for the equity affiliates using functional currencies other than the U.S. Dollar are included in the currency translation adjustment in stockholders' equity.

Use of Estimates
The preparation of Texaco's consolidated financial statements in accordance with generally accepted accounting principles requires the use of esti-mates and management's judgment. While all available information has been considered, actual amounts could differ from those reported as assets and liabilities and related revenues, costs and expenses and the disclosed amounts of contingencies.

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

Investments and Advances
The equity method of accounting is used for investments in certain affiliates owned 50 percent or less, including corporate joint-ventures and part-nerships. Under this method, equity in the pre-tax income or losses of partnerships and in the net income or losses of corporate joint-venture compa-nies is reflected currently in Texaco's revenues, rather than when realized through dividends or distributions. Investments in the entities accounted for on this method generally reflect Texaco's equity in their underlying net assets.
      The company's interest in the net income of affiliates accounted for at cost is reflected in net income when realized through dividends.
      Investments in debt securities and in equity securities with readily determinable fair values are accounted for at fair value if classified as available-for-sale.

Properties, Plant and Equipment and Depreciation, Depletion and Amortization

Texaco follows the "successful efforts" method of accounting for its oil and gas exploration and producing operations.
      Lease acquisition costs related to properties held for oil, gas and mineral production are capitalized when incurred. Unproved properties with acquisition costs which are individually significant are assessed on a property-by-property basis, and a loss is recognized, by provision of a valuation allowance, when the assessment indicates an impairment in value. Unproved properties with acquisition costs which are not individually significant are generally aggregated and the portion of such costs estimated to be non-productive, based on historical experience, is amortized on an average hold-ing period basis.
      Exploratory costs, excluding the costs of exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including strati-graphic test wells, are capitalized pending determination whether the wells have found proved reserves which justify commercial development. If such reserves are not found, the drilling costs are charged to exploratory expenses. Intangible drilling costs applicable to productive wells and to develop-ment dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, are capitalized.
      As discussed in Note 2, Texaco adopted SFAS 121 in 1995. Commencing in 1995, for purposes of determining and recognizing permanent impairment of long-lived assets to be held and used, the applicable carrying value is tested against the undiscounted projection of net future pre-tax cash flows. In the case of productive oil and gas properties located in the United States, the test is performed on an individual field basis, including related depreciable investment. For similar properties located outside the United States, the test is performed on a field, concession or contract area basis, depending on the circumstances. For other depreciable investments, the applicable grouping of assets is based on the lowest practicable lev-els of identifiable cash flows, consistent with the manner in which those assets are managed. If an impairment exists, the carrying amount is adjusted to fair value.

            Texaco Inc. 1995 Annual Report to Stockholders Page 42.

      Assets to be disposed of are generally accounted for at the lower of amortized cost or fair value less cost to sell.
      The costs of productive leaseholds and other capitalized costs related to producing activities, including tangible and intangible costs, are amor-tized principally by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved oil and gas reserves. Estimated future restoration and abandonment costs are taken into account in determining amortization and depreciation rates.
      Depreciation of properties, plant and equipment related to facilities other than producing properties is provided generally on the group plan, using the straight-line method, with depreciation rates based upon estimated useful life applied to the cost of each class of property. Assets not on the group plan are depreciated based on estimated useful lives using the straight-line method.
      Capitalized nonmineral leases are amortized over the estimated useful life of the asset or the lease term, as appropriate, using the straight-line method.
      Periodic maintenance and repairs applicable to marine vessels and manufacturing facilities are accounted for on the accrual basis. Normal maintenance and repairs of all other properties, plant and equipment are charged to expense as incurred. Renewals, betterments and major repairs that materially extend the useful life of properties are capitalized and the assets replaced, if any, are retired.
      When capital assets representing complete units of property are disposed of, the difference between the disposal proceeds and net book value is credited or charged to income. When miscellaneous business properties are disposed of, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.

Environmental Expenditures
When remediation of a property is probable and the related costs can be reasonably estimated, environmentally-related remediation costs are expensed and recorded as liabilities. If recoveries of environmental costs from third parties are probable, a receivable is recorded. Other environmen-tal expenditures, principally maintenance or preventive in nature, are recorded when expended and are expensed or capitalized as appropriate.

Minority Interest in Subsidiary Companies
Minority interest in the Consolidated Balance Sheet reflects minority owners' share of stockholders' equity in subsidiaries.

Deferred Income Taxes
Deferred income taxes are determined utilizing a liability approach. The income statement effect is derived from changes in deferred income taxes on the balance sheet. This approach gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. These differences relate to items such as depreciable and depletable properties, exploratory and intangible drilling costs, nonproductive leases, merchandise inventories and certain liabilities. This approach gives immediate effect to changes in income tax laws upon enactment.
      Provision is not made for possible income taxes payable upon distri-bution of accumulated earnings of foreign subsidiary companies and affili-ated corporate joint-venture companies when such earnings are deemed to be permanently reinvested.

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

Accounting for Contingencies
Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the company's management and legal counsel. The assessment of loss contingencies necessarily involves an exercise of judgment and is a matter of opinion. In assessing loss contingencies related to legal proceedings that are pending against the company or unasserted claims that may result in such proceedings, the company's legal counsel eval-uates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.
      If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be esti-mated, then the estimated liability would be accrued in the company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.
      Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. However, in some instances in which disclosure is not otherwise required, the company may disclose contingent liabilities of an unusual nature which, in the judgment of management and its legal counsel, may be of interest to stockholders or others.

===============================================================================
Note Two -- Changes in Accounting Principles
===============================================================================

During 1995, Texaco adopted Statement of Financial Accounting Standards, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). Under SFAS 121, assets whose carrying amounts are not expected to be fully recovered by future use or disposi-tion must be written down to their fair values.
      Adoption of this Standard resulted in a non-cash after-tax charge of $639 million against fourth quarter 1995 earnings. Application of SFAS 121 to assets that the company intends to retain resulted in a pre-tax fourth quarter charge of $775 million, principally to depreciation, depletion and

            Texaco Inc. 1995 Annual Report to Stockholders Page 43.

amortization expense. On an after-tax basis, this charge amounted to $514 million and primarily reflects the write-down to their estimated fair val-ues of certain of the company's producing properties in the United States which are now being evaluated for impairment on a field-by-field basis rather than in the aggregate. Fair values were based on estimated future discounted cash flows. To a large extent, the impairments result from acquisitions of U.S. upstream properties at times when price assumptions and reserve estimates were higher than are currently anticipated. Additionally, con-straints on production and development in certain areas due to environmental concerns have curtailed originally projected production levels and increased costs to the point that original investments cannot be fully re-covered. Also in the fourth quarter, certain non-core coal and marketing prop-erties, surplus buildings and other properties and equipment that the company intends to abandon or dispose of pursuant to its plan for growth were written-down by a $184 million charge, principally to depreciation, depletion and amortization expense. Including estimated disposal costs, this charge to income was $125 million, net-of-tax.
      In accordance with SFAS 121, a $121 million after-tax write-down of non-core domestic producing properties held for sale at January 1, 1995, previously recorded in the first quarter of 1995 in income from continuing operations, has now been classified as the cumulative effect of an account-ing change. Additionally, results for the first three quarters of 1995 have been restated, principally to reflect the reversal of previously recorded depre-ciation, depletion and amortization of assets being held for disposal.
      There were no material changes in the estimated fair values of assets to be disposed of subsequent to the determination of their impairment. At year-end 1995, the carrying amount of assets to be disposed of was $111 million. Disposition of these assets is generally expected to be completed in approximately one year.
      Adoption of SFAS 121 by Star Enterprise and the Caltex group of companies, each owned 50% by Texaco, had no effect on 1995 net income.

      During the first quarter of 1994, the Caltex group of companies, owned 50% by Texaco, adopted the following Statement of Financial Accounting Standards (SFAS).

      Accounting For Certain Investments in Debt and Equity Securities -- SFAS 115 requires that certain investments be classified into three cate-gories based on management's intent and be reported at fair value unless intended to be held to maturity. Adoption of SFAS 115, which was effective January 1, 1994, had no effect on reported net income. The cumulative effect on Texaco of Caltex's adoption of SFAS 115 at January 1, 1994 was not material, resulting in an increase in stockholders' equity of $35 million. The net effect on Texaco for the year 1994 was an additional net increase to stockholders' equity of $5 million. These increases were primarily unrealized gains on investments classified as available-for-sale by certain affili-ates of Caltex.

      In 1993, Texaco adopted the following Statements.

      Employers' Accounting for Postemployment Benefits -- SFAS 112 requires companies to accrue the cost of postemployment benefits either dur-ing the years that the employee renders the necessary service or at the date of the event giving rise to the benefit, depending upon whether certain con-ditions are met. Adoption of the Standard as of January 1, 1993 did not impact 1993 net income since the company had been accounting for substantially all of these costs in accordance with the new Standard.

      Accounting for Certain Investments in Debt and Equity Securities --
SFAS 115 requires that investments in equity securities that have readily determinable fair values and all investments in debt securities be classified into three categories based on management's intent. Such investments are to be reported at fair value except for investments intended to be held to maturity which are to be reported at amortized cost. Previously, all such investments were accounted for at amortized cost.
      The cumulative effect on the consolidated financial statements of adopting SFAS 115 as of December 31, 1993 was not material. Adoption of this Standard resulted in an increase in stockholders' equity of $58 million, after related income taxes, representing unrealized net gains applicable to securities categorized as available-for-sale under the new Standard. SFAS 115 prohibits restatement of previous financial statements.

===============================================================================
Note Three -- Assets Under Agreements for Sale
===============================================================================

In 1994, Texaco announced that it agreed to sell more than 300 domestic producing fields to Apache Corporation and agreed to form a strategic alliance with STENA, involving the sale of a portion of its international marine fleet. At December 31, 1994, the net properties, plant and equipment and deferred income taxes relating to those assets, and other non-core assets for which sales agreements had been signed, were classified as current assets on the Consolidated Balance Sheet. In 1995, virtually all of these non-core asset sales were completed, generating approximately $650 million in cash proceeds.

===============================================================================
Note Four -- Discontinued Operations
===============================================================================

In 1993, Texaco announced its intention to dispose of substantially all of its worldwide chemical operations, including its lubricant additives busi-ness. Texaco has since accounted for these operations as discontinued operations.
      In 1993, Texaco entered into a memorandum of understanding with an affiliate of the Jon M. Huntsman Group of Companies for the sale of Texaco Chemical Company and related international chemical operations. On April 21, 1994, Texaco Inc. received from Huntsman Corporation $850 million, consisting of $650 million in cash and an 11-year subordinated note with a face amount of $200 million. The note was prepaid in January, 1996.
      Subsequent to the above sale to Huntsman Corporation, Texaco continued its efforts to sell its worldwide lubricant additives business, which includes manufacturing facilities in Port Arthur, Texas and Ghent, Belgium, among others, as well as sales and marketing offices in various loca-tions in the U.S. and abroad. In late 1995, Texaco entered into an agreement to sell this business to Ethyl Corporation, a fuel and lubricant additives manufacturer. Under the terms of the purchase and sale agreement, as amended in February 1996, Ethyl will purchase this business for approxi-

            Texaco Inc. 1995 Annual Report to Stockholders Page 44.

mately $195 million. At closing, which is currently planned for February 29, 1996, Texaco will receive approximately $135 million in cash and a three year note with a face a mount of $60 million.
      The results for these operations have been classified as discontinued operations for all periods presented in the Statement of Consolidated
Income. The assets and liabilities of discontinued operations have been classified in the Consolidated Balance Sheet as "Net assets of discontinued operations" and as of December 31, 1995 and 1994, the balance in this caption reflects the assets and liabilities of the worldwide lubricant additives business. Discontinued operations have not been segregated in the Statement of Consolidated Cash Flows and, therefore, amounts for certain cap-tions will not agree with the respective Statement of Consolidated Income.
      Related party transactions between the discontinued operations and Texaco's significant affiliates included both sale and purchase transac-tions. Sales to affiliates amounted to $26 million, $35 million and $67 mil-lion for 1995, 1994 and 1993, respectively. For the year 1995 there were no purchases from affiliates as compared with purchases of $20 million and $118 million for 1994 and 1993, respectively. Receivables from and payables to these affiliates at the end of each of these periods were immaterial.
      The summarized results of discontinued operations and related per common share effects are as follows:

-------------------------------------------------------------------------------
(Millions of dollars)
-------------------------------------------------------------------------------
For the years ended December 31                    1995      1994      1993
-------------------------------------------------------------------------------
Revenues                                         $ 222     $  415    $1,114
-------------------------------------------------------------------------------
Loss from operations before income taxes         $   -     $    -    $  (19)
Benefit from income taxes                            -          -         2
-------------------------------------------------------------------------------
Net loss from operations                         $   -     $    -    $  (17)
-------------------------------------------------------------------------------
Loss on disposal before income taxes*            $   -     $ (103)   $ (223)
Benefit from income taxes                            -         34        49
-------------------------------------------------------------------------------
Net loss on disposal                             $   -     $  (69)   $ (174)
-------------------------------------------------------------------------------
Total net loss                                   $   -     $  (69)   $ (191)
-------------------------------------------------------------------------------

*1995 includes $11 million of income, 1994 includes $15 million of income and 1993 includes $19 million of losses during the phase-out period.

Per common share (dollars)
  Net loss from operations                       $   -     $    -    $ (.06)
  Loss on disposal                                   -       (.26)     (.67)
-------------------------------------------------------------------------------
  Total net loss                                 $   -     $ (.26)   $ (.73)
-------------------------------------------------------------------------------

       Summarized balance sheet data for the discontinued operations is as follows:

-------------------------------------------------------------------------------
(Millions of dollars) As of December 31                      1995      1994
-------------------------------------------------------------------------------
Assets
  Current Assets
    Accounts receivable                                    $   29    $   31
    Inventories                                                33        30
    Other                                                       -         6
-------------------------------------------------------------------------------
      Total current assets                                     62        67
  Net Properties, Plant and Equipment                         130       148
-------------------------------------------------------------------------------
      Total                                                $  192    $  215
-------------------------------------------------------------------------------
Liabilities
  Current Liabilities                                      $   27    $   19
  Noncurrent Liabilities                                        1         1
-------------------------------------------------------------------------------
      Total                                                $   28    $   20
-------------------------------------------------------------------------------
Net assets of discontinued operations                      $  164    $  195
-------------------------------------------------------------------------------

Net assets of discontinued operations decreased $31 million from year-end 1994 mainly due to revisions of assets to be sold and lower working capital.

===============================================================================
Note Five -- Inventories
===============================================================================

-------------------------------------------------------------------------------
(Millions of dollars) As of December 31                      1995      1994
-------------------------------------------------------------------------------
Crude oil                                                  $  294    $  284
Petroleum products and petrochemicals                         839       854
Other merchandise                                              27        30
Materials and supplies                                        197       190
-------------------------------------------------------------------------------
      Total                                                $1,357    $1,358
-------------------------------------------------------------------------------

      The excess of estimated current cost over the book value of inventories carried on the LIFO basis of accounting was approximately $231 million and $207 million at December 31, 1995 and 1994, respectively.

            Texaco Inc. 1995 Annual Report to Stockholders Page 45.

===============================================================================
Note Six -- Investments and Advances
===============================================================================

Investments in affiliates, including corporate joint-ventures and partnerships, owned 50% or less are accounted for on the equity method. Texaco's total investments and advances are summarized as follows:

-------------------------------------------------------------------------------
(Millions of dollars) As of December 31                      1995      1994
-------------------------------------------------------------------------------
Affiliates accounted for on the equity method
  Caltex group of companies
    Exploration and production                             $  445    $  494
    Manufacturing, marketing and distribution               2,035     1,873
-------------------------------------------------------------------------------
  Total Caltex group of companies                           2,480     2,367
  Star Enterprise                                             755       830
  Other affiliates                                            850       709
-------------------------------------------------------------------------------
                                                            4,085     3,906
Miscellaneous investments, long-term receivables, etc.,
  accounted for at
    Fair value                                                682       631
    Cost, less reserve                                        511       799
-------------------------------------------------------------------------------
  Total                                                    $5,278    $5,336
-------------------------------------------------------------------------------

      Texaco's equity in the net income of affiliates accounted for on the equity method, adjusted to reflect income taxes for partnerships whose income is directly taxable to Texaco, is as follows:

-------------------------------------------------------------------------------
(Millions of dollars)
For the years ended December 31                    1995      1994      1993
-------------------------------------------------------------------------------
Equity in net income (loss)
  Caltex group of companies
    Exploration and production                   $  156    $  136    $  134
    Manufacturing, marketing and distribution       294       210       227
-------------------------------------------------------------------------------
  Total Caltex group of companies                   450       346       361
  Star Enterprise                                   (47)       37        61
  Other affiliates                                  121       111       108
-------------------------------------------------------------------------------
    Total                                        $  524    $  494    $  530
-------------------------------------------------------------------------------
Dividends received from these companies          $  427    $  467    $  366

      The undistributed earnings of these affiliates included in Texaco's retained earnings were $2,768 million, $2,657 million and $2,585 million as of December 31, 1995, 1994 and 1993, respectively.

Caltex Group
Texaco has investments in the Caltex group of companies, owned 50% by Texaco and 50% by Chevron Corporation. The Caltex group consists of Caltex Petroleum Corporation and subsidiaries, P.T. Caltex Pacific Indonesia and American Overseas Petroleum Limited and subsidiary. This group of com-panies is engaged in the exploration for and production, transportation, refining and marketing of crude oil and products in Africa, Asia, the Middle East, Australia and New Zealand.
      Caltex Petroleum Corporation has signed an agreement to sell its 50% interest in Nippon Petroleum Refining Company, Limited to its partner
Nippon Oil Company for approximately $2 billion. The sale is scheduled to be completed in April 1996 and will result in a significant earnings gain. Approximately half of the net sales proceeds will be distributed to its stockholders.

Star Enterprise
Star Enterprise (Star) is a joint-venture partnership owned 50% by Texaco and 50% by the Saudi Arabian Oil Company. The partnership refines, distributes and markets Texaco-branded petroleum products in 26 East and Gulf Coast states and the District of Columbia.

                      .  .  .  .  .  .  .  .  .  .

      The following table provides summarized financial information on a 100% basis for the Caltex group, Star and all other affiliates accounted for on the equity method, as well as Texaco's share. The net income of all partner-ships, including Star, is net of estimated income taxes. The actual income tax liability is reflected in the accounts of the respective partners and not shown in the following table.
      Star's assets at the respective balance sheet dates include the remaining portion of the assets which were originally transferred from Texaco to Star at the fair market value on the date of formation. Texaco's investment and equity in the income of Star, as reported in the consolidated financial state-ments, reflect the remaining unamortized historical carrying cost of the assets transferred to Star at formation. Additionally, Texaco's investment includes adjustments necessary to reflect contractual arrangements on the formation of this partnership, principally involving contributed inventories.

            Texaco Inc. 1995 Annual Report to Stockholders Page 46.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Other
                                          Caltex group         Star Enterprise       equity affiliates             Texaco's share
------------------------------------------------------  ----------------------  ----------------------  -------------------------
(Millions of dollars)           1995     1994     1993    1995    1994    1993    1995    1994    1993     1995     1994     1993
------------------------------------------------------  ----------------------  ----------------------  -------------------------
For the years ended
  December 31:
Gross revenues               $15,622  $15,148  $15,648  $6,619  $6,100  $6,399  $3,662  $3,058  $3,233  $12,567  $11,766  $12,224
Income (loss) before
  income taxes               $ 1,366  $ 1,111  $ 1,178  $ (135) $  101  $  194  $  691  $  639  $  633  $   818  $   780  $   852
Net income (loss)            $   899  $   689  $   720  $  (88) $   66  $  126  $  507  $  410  $  406  $   524  $   494  $   530
---------------------------------------------------------------------------------------------------------------------------------
As of December 31:
Current assets               $ 2,351  $ 2,421  $ 2,123  $  832  $  928  $1,015  $  925  $  641  $  635  $ 1,753  $ 1,711  $ 1,637
Noncurrent assets              7,836    7,389    6,266   3,299   3,247   3,188   3,622   3,351   3,481    6,841    6,453    5,888
Current liabilities           (3,251)  (3,072)  (2,411)   (745)   (748)   (647) (1,180)   (759)   (755)  (2,434)  (2,213)  (1,835)
Noncurrent
  liabilities and
  deferred credits            (1,841)  (1,853)  (1,537) (1,207) (1,109) (1,161) (1,703) (1,835) (1,928)  (2,007)  (1,969)  (1,876)
Minority interest
  in subsidiary
  companies                     (136)    (152)    (146)      -       -       -       -       -       -      (68)     (76)     (73)
---------------------------------------------------------------------------------------------------------------------------------
Net assets (or
  partners' equity)*         $ 4,959  $ 4,733  $ 4,295  $2,179  $2,318  $2,395  $1,664  $1,398  $1,433  $ 4,085  $ 3,906  $ 3,741
---------------------------------------------------------------------------------------------------------------------------------

*Net assets for the Caltex group includes the cumulative effect at January 1, 1994 of the adoption of SFAS 115, resulting in an increase in stockholders' equity of $70 million and an additional increase of $9 million during the year 1994.

===============================================================================
Note Seven -- Properties, Plant and Equipment
===============================================================================

-------------------------------------------------------------------------------
                                         Gross        Net      Gross        Net
---------------------------------------------------------  --------------------
(Millions of dollars) As of December 31              1995                  1994
---------------------------------------------------------  --------------------
Exploration and production             $22,604    $ 7,094    $22,467    $ 8,050
Manufacturing                            3,370      2,115      3,140      2,004
Marketing                                3,360      2,376      3,319      2,351
Marine                                     226         12        242         47
Pipe lines                                 950        393        943        399
Other                                      982        590        984        632
-------------------------------------------------------------------------------
  Total                                $31,492    $12,580    $31,095    $13,483
-------------------------------------------------------------------------------
Capital lease amounts included above   $   559    $    60    $   560    $    92
-------------------------------------------------------------------------------

      Accumulated depreciation, depletion and amortization totaled $18,912 million and $17,612 million at December 31, 1995 and 1994, respectively.


===============================================================================
Note Eight -- Short-Term Debt, Long-Term Debt, Capital Lease Obligations and
              Related Derivatives
===============================================================================

-------------------------------------------------------------------------------
Notes payable, commercial paper and current portion of long-term debt
-------------------------------------------------------------------------------
(Millions of dollars) As of December 31                         1995       1994
-------------------------------------------------------------------------------
Commercial paper                                              $  609     $  862
Notes payable to banks and others with
    originating terms of one year or less                        464        198
Current portion of long-term debt and capital
    lease obligations
  Indebtedness                                                   684        497
  Capital lease obligations                                       27         31
-------------------------------------------------------------------------------
                                                               1,784      1,588
Less short-term obligations intended to be refinanced          1,047        671
-------------------------------------------------------------------------------
  Total                                                       $  737     $  917
-------------------------------------------------------------------------------

      The weighted average interest rates of commercial paper and notes payable to banks at December 31, 1995 and 1994 were 6.1% and 6.0%, respectively.

            Texaco Inc. 1995 Annual Report to Stockholders Page 47.

-------------------------------------------------------------------------------
Long-term debt and capital lease obligations
-------------------------------------------------------------------------------
(Millions of dollars) As of December 31                         1995       1994
-------------------------------------------------------------------------------
Long-Term Debt
  6-7/8% Guaranteed notes, due 1999                           $  200     $  200
  6-7/8% Guaranteed debentures, due 2023                         195        195
  7-1/2% Guaranteed debentures, due 2043                         198        198
  7-3/4% Guaranteed debentures, due 2033                         199        198
  7-7/8% Guaranteed notes, due 1995                                -        150
  8% Guaranteed debentures, due 2032                             147        147
  8-1/4% Guaranteed debentures, due 2006                         150        149
  8-3/8% Guaranteed debentures, due 2022                         198        198
  8-1/2% Guaranteed notes, due 2003                              199        199
  8-5/8% Guaranteed debentures, due 2010                         150        150
  8-5/8% Guaranteed debentures, due 2031                         199        199
  8-5/8% Guaranteed debentures, due 2032                         199        199
  8.65% Guaranteed notes, due 1998                               200        200
  8-7/8% Guaranteed debentures, due 2021                         150        150
  9% Guaranteed notes, due 1996                                  400        400
  9% Guaranteed notes, due 1997                                  200        200
  9% Guaranteed notes, due 1999                                  200        200
  9-3/4% Guaranteed debentures, due 2020                         250        250
  Medium-term notes, maturing from 1996 to 2043 (7.9%)           573        634
  Revolving Credit Facility, due 1998-2002-
      variable rate (6.1%)                                       330        330
  Pollution Control Revenue Bonds, due 2012-
      variable rate (3.7%)                                       166        166
  Other long-term debt:
    Texaco Inc.-Guarantee of ESOP Series B and F loans-
      fixed and variable rates (5.4%)                            213        269
    U.S. dollars (6.7%)                                          295        259
    Other currencies (7.3%)                                       38         32
-------------------------------------------------------------------------------
  Total                                                        5,049      5,272
Capital Lease Obligations (see Note 9)                           118        149
-------------------------------------------------------------------------------
                                                               5,167      5,421
Less current portion of long-term debt and
    capital lease obligations                                    711        528
-------------------------------------------------------------------------------
                                                               4,456      4,893
Short-term obligations intended to be refinanced               1,047        671
-------------------------------------------------------------------------------
  Total long-term debt and capital lease obligations          $5,503     $5,564
-------------------------------------------------------------------------------

      The percentages reflected for variable-rate debt are the interest rates at December 31, 1995. The percentages reflected for the categories "Medium-term notes" and "Other long-term debt" are the weighted average interest rates at year-end 1995. Where applicable, principal amounts reflected in the preceding schedule include unamortized premium or discount.
      At December 31, 1995, Texaco was also party to a revolving credit fac-ility with commitments of $2 billion with a syndicate of major U.S. and inter-national banks, available as support of the issuance of the company's commercial paper, as well as for working capital and for other general corpo-rate purposes. Texaco had no amounts outstanding under this facility at year-end 1995. Texaco pays a facility fee on the $2 billion facility. The banks reserve the right to terminate the credit facility upon the occurrence of certain specific events, including change in control. In addition, a partially owned subsidiary of Texaco maintains a revolving credit facility for $330 million, which was fully utilized as of December 31, 1995.
      At December 31, 1995, Texaco's long-term debt included $1,047 million of short-term obligations scheduled to mature during 1996, which the company has both the intent and the ability to refinance on a long-term basis, through the use of its $2 billion revolving credit facility.
      Contractual annual maturities of long-term debt, including sinking fund payments and other redemption requirements, for the five years sub-sequent to December 31, 1995 are as follows (in millions): 1996-$684; 1997-$344; 1998-$315; 1999-$534; and 2000-$179. The preceding maturities are before consideration of short-term obligations intended to be refinanced and also exclude capital lease obligations.

Debt-related derivatives
Texaco seeks to maintain a balanced capital structure that will provide financial flexibility and support the company's strategic objectives while achieving a low cost of capital. This is achieved by balancing the company's liquidity and interest rate exposures. These exposures are managed pri-marily through the use of long-term and short-term debt instruments which are reported on the balance sheet. However, off-balance sheet derivative instruments, primarily interest rate swaps, are also used as a management tool in achieving the company's objectives. These instruments are used to manage identifiable exposures on a non-leveraged, non-speculative basis.
      As part of its interest rate exposure management, the company seeks to balance the benefit of the lower cost of floating rate debt, with its inher-ent increased risk, with fixed rate debt having less market risk.

            Texaco Inc. 1995 Annual Report to Stockholders Page 48.

      Summarized below are the carrying amounts and fair values of the company's debt and debt-related derivatives at December 31, 1995 and 1994. Derivative usage during the periods presented was limited to interest rate swaps and forward rate agreements, where the company either paid or received the net effect of a fixed rate versus a floating rate (commercial paper or LIBOR) index at specified intervals, calculated by reference to an agreed notional principal amount.

----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Carrying      Fair          Carrying      Fair
                                                                                      Amount     Value            Amount     Value
------------------------------------------------------------------------------------------------------  --------------------------
(Millions of dollars) At December 31                                                              1995                        1994
------------------------------------------------------------------------------------------------------  --------------------------
Notes Payable and Commercial Paper                                                    $1,073    $1,073            $1,060    $1,060
Related Derivatives--Payable                                                               -         3                 1         3
  Notional principal amount                                                   $200                        $425
  Weighted average maturity (years)                                            6.0                         0.9
  Weighted average fixed pay rate                                             7.35%                       8.01%
  Weighted average floating receivable rate                                   5.69%                       6.26%

Long-Term Debt, including current maturities                                          $5,049    $5,626            $5,272    $5,225
Related Derivatives--(Receivable) Payable                                                  -        (6)                -        55
  Notional principal amount                                                   $596                        $777
  Weighted average maturity (years)                                            2.7                         3.2
  Weighted average fixed receivable rate                                      5.78%                       5.60%
  Weighted average floating pay rate                                          5.63%                       6.27%

Unamortized net gain on terminated swaps                                              $    3                      $    6
----------------------------------------------------------------------------------------------------------------------------------

During 1995, pay fixed rate swaps having an aggregate notional principal amount of $325 million matured and were partly replaced with a $100 million swap that matures in the year 2006. Also during 1995, pay floating rate swaps having an aggregate notional principal amount of $6 million were amor-tized or matured and $175 million were terminated.
      Fair values noted above are based upon quoted market prices, as well as rates currently available to the company for borrowings with similar terms and maturities. The fair value of swaps is the estimated amount that would be received or paid to terminate the agreements at year-end, tak-ing into account current interest rates and the current creditworthiness of the swap counterparties.
      Amounts receivable or payable based on the interest rate differentials of derivatives are accrued monthly and are reflected in interest expense as a hedge of interest on outstanding debt. Gains and losses on terminated swaps are deferred and amortized over the life of the associated debt or the original term of the swap, whichever is shorter.
      Since counterparties to the company's derivative transactions are major financial institutions with strong credit ratings, exposure to credit risk on the net interest differential on notional amounts is minimal. The notional amounts of derivative contracts do not represent cash flow and are not subject to credit risk. The company's counterparty credit exposure limits have been set based upon the maturity and notional amounts of new trans-actions, as well as on the fair value of outstanding transactions.

===============================================================================
Note Nine -- Lease Commitments and Rental Expense
===============================================================================

The company has leasing arrangements involving service stations, tanker charters, a manufacturing plant and other facilities. Amounts due under capital leases are reflected in the company's balance sheet as obligations, while Texaco's interest in the related assets is principally reflected as prop-erties, plant and equipment. The remaining lease commitments are operating leases, and payments on such leases are recorded as rental expense.
      As of December 31, 1995, Texaco Inc. and its subsidiary companies (excluding discontinued operations) had estimated minimum commitments for payment of rentals (net of noncancelable sublease rentals) under leases which, at inception, had a noncancelable term of more than one year, as follows:

-------------------------------------------------------------------------------
(Millions of dollars)                  Operating leases      Capital leases
-------------------------------------------------------------------------------
1996                                             $  193                $ 38
1997                                                608                  20
1998                                                 67                  18
1999                                                 64                  18
2000                                                 69                  17
After 2000                                          487                  67
-------------------------------------------------------------------------------
Total lease commitments                          $1,488                 178
-------------------------------------------------------
Less amounts representing
  Executory costs                                                        32
  Interest                                                               83
Add noncancelable sublease rentals netted
  in capital lease commitments above                                     55
-------------------------------------------------------------------------------
Present value of total capital lease obligations                       $118
-------------------------------------------------------------------------------

Included in operating lease commitments above is $547 million on the lease of a manufacturing plant, of which $511 million relates to year 1997.

            Texaco Inc. 1995 Annual Report to Stockholders Page 49.

Rental expense (excluding discontinued operations) relative to operating leases, including contingent rentals based on factors such as gallons sold, is provided in the table below. Such payments do not include rentals on leases covering oil and gas mineral rights.

-------------------------------------------------------------------------------
(Millions of dollars)                              1995      1994      1993
-------------------------------------------------------------------------------
Rental expense
  Minimum lease rentals                            $224      $205      $238
  Contingent rentals                                 16        15        20
-------------------------------------------------------------------------------
    Total                                           240       220       258
Less rental income on properties
    subleased to others                              43        40        36
-------------------------------------------------------------------------------
Net rental expense                                 $197      $180      $222
-------------------------------------------------------------------------------

In 1995, Texaco as lessee entered into a lease agreement for equipment related to the production and processing of crude oil from the Captain Field in the United Kingdom sector of the North Sea. The equipment is principally comprised of a movable drilling and production platform and a floating pro-duction storage offloading vessel, both presently under construction. The lease has an initial noncancelable term of five years with renewal options for an additional six years. The agreement also provides for residual value guarantees if a renewal option or purchase option is not exercised by Texaco. Both the lease payment amounts and residual value guarantee for this operating lease are dependent upon the final construction costs of the equip-ment and accordingly, are not included in the preceding table of minimum lease commitments as construction is expected to be completed in late
1996 or early 1997. The accumulated construction in progress was $270 million at December 31, 1995.

===============================================================================
Note Ten -- Preferred Stock and Rights
===============================================================================

Series B ESOP Convertible Preferred Stock
An amendment to Texaco Inc.'s Employees Thrift Plan created an Employee
Stock Ownership Plan (ESOP) feature. In 1988, the ESOP purchased
833,3331/3 shares of Series B ESOP Convertible Preferred Stock (Series B) from the company for $600 per share, or an aggregate purchase price of $500 million. Texaco Inc. guaranteed a $500 million variable-rate loan made to the ESOP which was used to acquire the shares of Series B. Subsequently, in 1991, Texaco Inc. refinanced approximately $103 million of the outstanding balance through a Grantor Trust structure at a fixed interest rate. The current fixed interest rate is 6.13%.
      Dividends on each share of Series B are cumulative and are payable semiannually at the rate of $57 per annum. Dividends on Series B totaled
$43 million for 1995, $45 million for 1994 and $47 million for 1993.
      Participants may partially convert their Series B into common stock beginning at age 55, and may elect full conversion upon retirement or sep-aration from service with the company. The conversion ratio and number of votes per share of Series B are subject to adjustment under certain condi-tions. At present, the Series B entitles a participant to 12.9 votes per share, voting together with the holders of common stock, and is currently convertible into 12.868 shares of common stock. As an alternative to conver-sion, a participant can elect to receive $600 per share of Series B, payable in cash or common stock. If the participant elects to receive common stock, the company provides shares of common stock to the plan trustee, who then transmits the shares to the participant. Should the participant elect to receive cash, it is the intent of the company to provide the plan trustee with shares of common stock, so that the trustee can sell such shares in the open market and have sufficient cash to transmit to the participant. The outstanding shares of Series B may be redeemed by Texaco Inc. at $617.10 per share through December 19, 1996, and at prices declining to $600 per share on or after December 20, 1998. Also, Texaco Inc. may be required to redeem all outstanding shares of Series B undercertain circumstances.

Series C Variable Rate Cumulative Preferred Stock
In 1989, the company distributed to its stockholders as a special dividend one share of Series C Variable Rate Cumulative Preferred Stock (Series C), with a stated value of $50 per share, for each 50 shares of common stock owned. The shares of Series C had an aggregate liquidation preference of $267 million. On September 30, 1994, the company redeemed in cash and retired all outstanding shares of Series C.
      During 1994 and 1993, dividends on the Series C totaled $13 million ($2.43 per share) and $18 million ($3.26 per share), respectively.

Series D Junior Participating Preferred Stock and Rights
In 1989, the company declared a dividend distribution of one Right for each outstanding share of common stock. Under certain circumstances, each Right may be exercised to purchase from the company a unit consisting of 1/100th of a share (Unit) of Series D Junior Participating Preferred Stock (Series D), par value $1.00 per share, at a purchase price of $150 per Unit (the Purchase Price), subject to adjustment.
      The Rights may be exercised only after a person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the com-pany's common stock other than pursuant to a Qualifying Offer, or has commenced a tender offer that would result in that person owning 20% or more of the common stock.
      A Qualifying Offer is an all-cash, fully financed tender offer for all outstanding shares of common stock which remains open for 45 days, which results in the acquiror owning a majority of the company's voting stock, and in which the acquiror agrees to purchase for cash all remaining shares of common stock.
      The Rights expire on April 3, 1999, or sooner, upon the acquisition of the company pursuant to a Qualifying Offer, and may be redeemed by the company at a price of $.01 per Right at any time prior to 10 days after the Rights become exercisable.
      In the event that a person becomes the beneficial owner of 20% or more of the common stock other than pursuant to a Qualifying Offer, each Right will thereafter entitle the holder to receive, upon exercise of the Right, in lieu of the Series D, a number of shares of common stock, property, cash or other securities having a formula value equal to two times the exercise price of the Right.

            Texaco Inc. 1995 Annual Report to Stockholders Page 50.

      In the event that the company is acquired in a transaction in which the company is not the surviving corporation, or in the event 50% or more of the company's assets or earning power is sold or transferred, each holder of a Right thereafter has the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.
      Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of the company, including the rights to vote or to receive dividends.
      As of December 31, 1995, there were 3,000,000 shares designated as Series D with a liquidation value of $100 per share. In general, the terms of the Series D have been designed so that each Unit of Series D should be substantially the economic equivalent of one share of common stock. The
Series D will, if issued, be junior to any other series of Preferred Stock which may be authorized and issued, unless the terms of such other series pro-vide otherwise. Each share of the Series D which may be issued will entitle the holder to receive a quarterly dividend equal to the greater of (i) $5.00 per share or (ii) 100 times the quarterly dividend declared per share of common stock, subject to adjustment.
      In the event of liquidation of the company, the holders of the Series D will be entitled to receive a preferred liquidation payment of $100 per share plus accrued and unpaid dividends to the date of payment, but in no event less than an amount equal to 100 times the payment made per share of common stock, if greater. The Series D will be redeemable as a whole, or in part, at any time,or from time to time, at the option of the company at a redemption price per share equal to 100 times the then market price of a share of common stock, plus accrued and unpaid dividends through the redemption date. Each share of the Series D will have 100 votes, voting together with the common stock.
      In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged, each share of the Series D will entitle the holder thereof to receive 100 times the amount received per share of common stock.
      If dividends on the Series D are in arrears in an aggregate amount equal to six quarterly dividends, the number of directors of the company will be increased by two, and the holders of the Series D outstanding at the time of such dividend arrearage, voting separately as a class with any other series of preferred stock likewise qualified to vote, will be entitled at the next annual meeting to elect two directors. The Series D will also have a sep-arate class vote on certain matters which would adversely affect the rights and preferences of the Series D.
      The Purchase Price payable and the number of Units of Series D or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in certain events to prevent dilution.

Series E Variable Rate Cumulative Preferred Stock
In 1989, the company issued 3,814 shares of Series E Variable Rate Cumulative Preferred Stock (Series E), with a stated value of $100,000 per share, in connection with a merger transaction. The shares of Series E had an aggregate liquidation preference of $381 million. On November 8, 1994, the company exchanged 6.1 million shares of its common stock held in treasury, which were acquired during the year, for all of the issued and outstand-ing shares of Series E, which were then retired.
      During 1994 and 1993, dividends on Series E totaled $19 million
($4,850 per share) and $25 million ($6,513 per share), respectively.

Series F ESOP Convertible Preferred Stock
An amendment to Texaco Inc.'s Employees Savings Plan created an Employee
Stock Ownership Plan (ESOP) feature. In 1990, the ESOP purchased
67,796.61 shares of Series F ESOP Convertible Preferred Stock (Series F) from the company for $737.50 per share, or an aggregate purchase price of $50 million. Texaco Inc. guaranteed a $50 million variable-rate loan made to the ESOP which was used to acquire the shares of Series F.
      Dividends on each share of Series F are cumulative and are payable semiannually at the rate of $64.53 per annum. Annual dividends on Series F totaled $4 million for 1995, 1994 and 1993.
      Participants may partially convert their Series F into common stock beginning at age 55, and may elect full conversion upon retirement or sepa-ration from service with the company. The conversion ratio and number of votes per share of Series F are subject to adjustment under certain condi-tions. At present, Series F entitles a participant to 10 votes per share, voting together with the holders of common stock, and is convertible into 10 shares of common stock. As an alternative to conversion, a participant can elect to receive $737.50 per share of Series F, in cash or common stock. If the participant elects to receive common stock, the company provides shares of common stock to the plan trustee, who then transmits the shares to the participant. Should the participant elect to receive cash, it is the intent of the company to provide the plan trustee with shares of common stock, so that the trustee can sell such shares in the open market and have suffic-ient cash to transmit to the participant. The outstanding shares of Series
F may be redeemed by Texaco Inc. at $763.31 per share through February
12, 1997, and at prices declining to $737.50 per share on or after February 13, 2000. Also, Texaco Inc. may be required to redeem all outstanding shares of Series F under certain circumstances.

Market Auction Preferred Shares
In 1992, the company issued 1,200 shares of cumulative variable rate preferred stock, called Market Auction Preferred Shares (MAPS) in a private placement, for an aggregate purchase price of $300 million. The MAPS are grouped into four series (300 shares each of Series G, H, I and J) of $75 mil-lion each.
      The dividend rates for each series are determined by Dutch auctions conducted at seven-week intervals. The length of the dividend periods can be changed at each auction. During 1995, the annual dividend rate for the MAPS ranged between 4.22% and 4.65 % and dividends totaled $13 mil-lion ($12,255, $10,558, $10,521 and $10,531 per share for Series G, H,
I and J, respectively).
      During 1994, the annual dividend rate for the MAPS ranged between 2.48% and 4.57% and dividends totaled $10 million ($7,784, $8,057, $9,156 and $9,356 per share for Series G, H, I and J, respectively). For
1993, the annual dividend rate for the MAPS ranged between 2.40% and 3.25% and dividends totaled $8 million ($6,281, $6,396, $6,549 and $6,762 per share for Series G, H, I and J, respectively). Alternatively, the dividend rate and the dividend period can be negotiated with potential investors.

            Texaco Inc. 1995 Annual Report to Stockholders Page 51.

      The company may redeem the MAPS, in whole or in part at any time at a liquidation preference of $250,000 per share, plus premium, if any, and accrued and unpaid dividends thereon.
      The MAPS are non-voting, except under certain limited circumstances.

===============================================================================
Note Eleven -- Foreign Currency
===============================================================================

Currency translations resulted in a pre-tax gain of $23 million in 1995, compared to a loss of $18 million in 1994 and a gain of $35 million in 1993. After applicable taxes, the gain in 1995 was $30 million, compared to a loss in 1994 of $49 million and again in 1993 of $49 million. These amounts include Texaco's equity in such gains and losses of affiliates accounted for on the equity method of accounting.
      Currency exchange impacts for the years 1993 through 1995 were primarily due to operations in developing countries reflecting the impact of strong inflationary factors, as well as the effects of SFAS 109 "Accounting for Income Taxes" with respect to the Pound Sterling on deferred income taxes.
      Currency translation adjustments reflected in the separate stock-holders' equity account result from translation items pertaining to certain affiliates of Caltex.

==============================================================================
Note Twelve -- Taxes
===============================================================================

----------------------------------------------------------------------------------------------------------------------------------
                                                  United                     United                      United
                                                  States  Foreign    Total   States   Foreign    Total   States   Foreign    Total
--------------------------------------------------------------------------  --------------------------  --------------------------
(Millions of dollars)                                                 1995                        1994                        1993
--------------------------------------------------------------------------  --------------------------  --------------------------
Direct taxes
  Provision (benefit) for income taxes
    Current
      U.S. Federal and foreign                    $   34   $  357   $  391   $  (68)   $  296   $  228   $    5    $  143    $ 148
      U.S. state and local                           (31)       -      (31)      36         -       36       14         -       14
    Deferred
      Tax law changes                                  -        -        -        -         -        -       17      (169)    (152)
      Other                                          (90)     (12)    (102)     (33)       (6)     (39)    (141)       44      (97)
----------------------------------------------------------------------------------------------------------------------------------
      Total provision (benefit) for income taxes     (87)     345      258      (65)      290      225     (105)       18      (87)

  Taxes other than income taxes
    Oil and gas production                            91        3       94      101         8      109      122        17      139
    Sales and use                                      -       73       73        -        55       55        5        59       64
    Property                                         109       18      127      111        18      129      124        16      140
    Payroll                                           72       44      116       78        39      117       87        29      116
    Other                                             63       18       81       38        48       86       75        15       90
----------------------------------------------------------------------------------------------------------------------------------
      Total taxes other than income taxes            335      156      491      328       168      496      413       136      549
  Import duties and other governmental levies         43    3,914    3,957       53     3,939    3,992       42     3,735    3,777
----------------------------------------------------------------------------------------------------------------------------------
      Total direct taxes                             291    4,415    4,706      316     4,397    4,713      350     3,889    4,239
Taxes collected from consumers
    for governmental agencies                      1,266    1,803    3,069    1,313     2,124    3,437    1,068     2,060    3,128
----------------------------------------------------------------------------------------------------------------------------------
      Total                                       $1,557   $6,218   $7,775   $1,629    $6,521   $8,150   $1,418    $5,949   $7,367
----------------------------------------------------------------------------------------------------------------------------------

All information in this note excludes discontinued operations.
      The deferred income tax assets and liabilities included in the Consolidated Balance Sheet as of December 31, 1995 and 1994 amounted to $99 million and $150 million, respectively, as net current assets and $634 million and $879 million, respectively, as net noncurrent liabilities. The table that follows shows deferred income tax assets and liabilities by category. Deferred income taxes are not recorded on differences between financial reporting and tax bases of investments in stock of subsidiary companies, un-less realization of the effect is probable in the foreseeable future. Certain potential deferred tax asset amounts for which possibility of realization is deemed extremely remote have been eliminated and are therefore excluded from the following table.

            Texaco Inc. 1995 Annual Report to Stockholders Page 52.

-------------------------------------------------------------------------------
                                                                 (Liability)
                                                                      Asset
-------------------------------------------------------------------------------
(Millions of dollars) As of December 31                      1995      1994
-------------------------------------------------------------------------------
Depreciation                                               $ (912)   $ (786)
Depletion                                                    (327)     (624)
Intangible drilling costs                                    (501)     (641)
Other deferred tax liabilities                               (343)     (183)
-------------------------------------------------------------------------------
      Total                                                (2,083)   (2,234)

Employee benefit plans                                        524       464
Tax loss carryforwards                                        907       677
Tax-related reserves                                           36       152
Tax credit carryforwards                                      388       280
Environmental reserves                                        211       219
Other deferred tax assets                                     383       525
-------------------------------------------------------------------------------
      Total                                                 2,449     2,317
      Total before valuation allowance                        366        83
Valuation allowance                                          (901)     (812)
-------------------------------------------------------------------------------
      Total -- net                                         $ (535)   $ (729)
-------------------------------------------------------------------------------

      The following schedule reconciles the differences between the U.S. Federal income tax rate and the effective income tax rate:

-------------------------------------------------------------------------------
                                                   1995      1994      1993
-------------------------------------------------------------------------------
U.S. Federal income tax rate
  assumed to be applicable                         35.0%     35.0%     35.0%
Net earnings and dividends attributable
  to affiliated corporations accounted
  for on the equity method                        (17.1)    (10.5)    (11.6)
Aggregate earnings and losses from
  international operations before
  tax law changes                                  18.5      11.1       3.5
Tax law changes                                       -         -     (13.0)
Sales of stock of subsidiaries                     (6.6)    (15.7)    (17.9)
Energy credits                                     (3.3)     (2.4)     (2.5)
Other                                               (.4)      1.2       (.9)
-------------------------------------------------------------------------------
Effective income tax rate                          26.1%     18.7%     (7.4%)
-------------------------------------------------------------------------------

      The increase in the 1995 effective tax rate as compared to 1994 is mainly due to higher earnings from international producing operations and lower tax benefits related to sales of interests in a subsidiary. The increase between 1994 and 1993 is also due to higher earnings from international producing operations and net deferred tax benefits arising from 1993 tax law and rate changes in the U.K. and the United States.
      For companies operating in the United States, pre-tax earnings from continuing operations before cumulative effect of accounting change aggregated $40 million in 1995, $402 million in 1994 and $397 million in 1993. For companies with operations located outside the United States, pre-tax earnings on that basis aggregated $946 million in 1995, $802 million in 1994 and $775 million in 1993.
      Income taxes paid, net of refunds, amounted to $554 million, $329 million and $326 million in 1995, 1994 and 1993, respectively.
      The undistributed earnings of subsidiary companies and of affiliated corporate joint-venture companies accounted for on the equity method, for which deferred U.S. income taxes have not been provided at December 31, 1995 amounted to $1,262 million and $2,308 million, respectively. The cor-responding amounts at December 31, 1994 were $1,290 million and $2,148 million, respectively. Recording of deferred income taxes on these undis-tributed earnings is not required relative to foreign companies and pre-1993 earnings of domestic companies when the earnings have been permanently reinvested. These amounts would be subject to possible U.S. taxation only if remitted as dividends. The determination of the hypotheti-cal amount of unrecognized deferred U.S. taxes on undistributed earnings of foreign entities is not practicable. For domestic entities, such unrecorded deferred income taxes were not material.
      For the years 1995, 1994 and 1993 there was no utilization of loss carryforwards for U.S. Federal income taxes. For the years 1995, 1994 and 1993, the utilization of loss carryforwards resulted in income tax benefits of $13 million, $57 million and $20 million in foreign income taxes, respectively.
      At December 31, 1995, Texaco had worldwide tax basis loss carryforwards of approximately $2,171 million, including $972 million which do not have an expiration date. The remainder expire at various dates through 2019.
      Foreign tax credit carryforwards available for U.S. Federal income tax purposes amounted to approximately $110 million at December 31, 1995, expiring at various dates through 1998. Alternative minimum tax and other tax credit carryforwards available for U.S. Federal income tax purposes were $388 million at December 31, 1995, of which $356 million have no expiration date. The remaining credits expire at various dates through 2010. The credits that are not utilized by the expiration dates may be taken as deductions for U.S. Federal income tax purposes.

            Texaco Inc. 1995 Annual Report to Stockholders Page 53.

===============================================================================
Note Thirteen -- Employee Benefit Plans
===============================================================================

Texaco Inc. and certain of its non-U.S. subsidiaries sponsor various benefit plans for active employees and retirees. The costs of the savings, health care and life insurance plans relative to employees' active service are shared by the company and its employees, with Texaco's costs for these plans charged to expense as incurred. In addition, reserves for employee benefit plans are provided principally for the unfunded costs of various pension plans, retiree health and life insurance benefits, incentive compensation plans and for separation benefits payable to employees.
      As of January 1, 1993, Texaco adopted SFAS 112, "Employers' Accounting for Postemployment Benefits". Adoption of SFAS 112 did not impact
1993 net income since the company had been accounting for substantially all of these costs in accordance with the new Standard.
      The discussion of employee benefit plans that follows is for total plan activity, including benefits and amounts applicable to employees of the discontinued operations. Amounts relative to the discontinued operations are not material for any of the years discussed.

Employee Stock Ownership Plans (ESOP)
Texaco recorded ESOP expense of $28 million in 1995 and $20 million in both 1994 and 1993. Company contributions to the Employees Thrift Plan of Texaco Inc. and the Employees Savings Plan of Texaco Inc. (the Plans) amounted to $17 million in 1995 and $20 million in both 1994 and 1993. These Plans are designed to provide participants with a benefit of approximately
6% of base pay. Included in the 1995 ESOP expense is $11 million relating to an employee incentive award program. Award payments will be made in early 1996 to individual participants' ESOP accounts.
      In 1995, 1994 and 1993, the company paid $47 million, $49 million and $51 million, respectively, in dividends on Series B and Series F stock. The dividends are applied by the trustee to fund interest payments which amounted to $14 million, $13 million and $14 million for 1995, 1994 and 1993, respectively, as well as to reduce principal on the ESOP loans. Dividends on the shares of Series B and Series F used to service debt of the Plans are tax deductible to the company.
      Reflected in Texaco's long-term debt are the Plans' ESOP loans which are guaranteed by Texaco Inc. Commensurate with each repayment on the ESOP loans and as a result of the allocation of the Series B and Series F stock by the trustee of the Plans to the individual participating employees, there is a reduction in the remaining ESOP-related unearned employee compensation included as a component of stockholders' equity.

Benefit Plan Trust
During 1995, Texaco established a benefit plan trust (Trust) for funding company obligations under certain benefit plans. Texaco transferred four million shares of treasury stock to the Trust. The company intends to continue to pay its obligations under its benefit plans. The Trust will use the shares, proceeds from the sale of such shares and dividends on such shares to pay benefits only to the extent not paid by the company. The shares held in the Trust will be voted by the trustee as instructed by the Trust's beneficiaries. The shares held by the Trust are not considered outstanding for earnings per share purposes until distributed or sold by the Trust in payment of benefit obligations.

Pension Plans
The company sponsors pension plans that cover the majority of employees. Generally, these plans provide defined pension benefits based on years of service and final average pay. However, the level of benefits and terms of vesting vary among plans. Amounts charged to pension expense, as well as amounts funded, are generally based on actuarial studies. Pension plan assets are administered by trustees and are principally invested in equity and fixed income securities and deposits with insurance companies.
      The total worldwide expense for all employee pension plans of Texaco, including pension supplementations and the smaller non-U.S. plans, was $86 million in 1995, $109 million in 1994 and $111 million in 1993.
      The following data are provided for U.S. plans and principal non-U.S.
plans.

----------------------------------------------------------------------------------------------------------------------------------
Components of Pension Expense
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 United States Plans                Non-U.S. Plans
----------------------------------------------------------------------------------------------------  ----------------------------
(Millions of dollars)                                                       1995      1994      1993      1995      1994      1993
----------------------------------------------------------------------------------------------------  ----------------------------
Benefits earned during the year                                            $  48     $  69     $  67     $  16     $  22     $  14
Actual investment return on plan assets, (gain) loss                        (279)       27      (158)     (123)       33      (155)
Interest cost on projected benefit obligations                               114       125       125        81        74        61
Amortization of net deferred amounts                                         158      (145)       39        64      (104)      112
----------------------------------------------------------------------------------------------------------------------------------
      Total                                                                $  41     $  76     $  73     $  38     $  25     $  32
----------------------------------------------------------------------------------------------------------------------------------

The assumed long-term return on plan assets for U.S. plans was 10% for 1995 and 9% for 1994 and 1993; for non-U.S. plans the weighted average rate was 8.7% for 1995, 8.5% for 1994 and 8.6% for 1993.

            Texaco Inc. 1995 Annual Report to Stockholders Page 54.

----------------------------------------------------------------------------------------------------------------------------------
Funded Status of Pension Plans
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               United States Plans
                                                                ------------------------------------------------------------------
                                                                Assets Exceed      Accumulated      Assets Exceed      Accumulated
                                                                  Accumulated         Benefits        Accumulated         Benefits
                                                                     Benefits    Exceed Assets           Benefits    Exceed Assets
----------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars) As of December 31                                                  1995                                1994
----------------------------------------------------------------------------------------------------------------------------------
Present value of the estimated pension
  benefits to be paid in the future
  Vested benefits                                                     $(1,132)           $ (83)            $ (888)           $ (59)
  Nonvested benefits                                                     (105)              (3)               (61)              (3)
----------------------------------------------------------------------------------------------------------------------------------
      Accumulated benefit obligations                                  (1,237)             (86)              (949)             (62)
  Effect of projected future salary increases                            (394)             (21)              (354)             (17)
----------------------------------------------------------------------------------------------------------------------------------
      Total projected benefit obligations                              (1,631)            (107)            (1,303)             (79)
----------------------------------------------------------------------------------------------------------------------------------

Amount of assets available for benefits
  Funded assets of the plans, at fair value                             1,361                -              1,116                -
  Net pension liability (asset) recorded on
    Texaco's Consolidated Balance Sheet                                    68               86                129               62
----------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                      1,429               86              1,245               62
----------------------------------------------------------------------------------------------------------------------------------
Assets in excess of (less than)
  projected benefit obligations(1)                                    $  (202)           $ (21)            $  (58)           $ (17)
----------------------------------------------------------------------------------------------------------------------------------

(1)Consisting of:
  Net transition asset (liability)
    not yet recognized                                                $    47            $ (10)            $   63            $ (13)
  Unrecognized cost of retroactive
    benefits granted by a plan amendment                                  (70)             (15)               (78)             (14)
  Effect of changes in assumptions and differences
    between actual and estimated experience                              (179)               4                (43)              10
----------------------------------------------------------------------------------------------------------------------------------
      Total                                                           $  (202)           $ (21)            $  (58)           $ (17)
----------------------------------------------------------------------------------------------------------------------------------

--2nd section--

----------------------------------------------------------------------------------------------------------------------------------
Funded Status of Pension Plans (continued)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Non-U.S. Plans
                                                                ------------------------------------------------------------------
                                                                Assets Exceed      Accumulated      Assets Exceed      Accumulated
                                                                  Accumulated         Benefits        Accumulated         Benefits
                                                                     Benefits    Exceed Assets           Benefits    Exceed Assets
----------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars) As of December 31                                                  1995                                1994
----------------------------------------------------------------------------------------------------------------------------------
Present value of the estimated pension
  benefits to be paid in the future
  Vested benefits                                                     $  (426)           $(221)            $ (418)           $(218)
  Nonvested benefits                                                      (22)             (19)               (20)             (23)
----------------------------------------------------------------------------------------------------------------------------------
      Accumulated benefit obligations                                    (448)            (240)              (438)            (241)
  Effect of projected future salary increases                             (26)             (16)               (31)             (24)
----------------------------------------------------------------------------------------------------------------------------------
      Total projected benefit obligations                                (474)            (256)              (469)            (265)
----------------------------------------------------------------------------------------------------------------------------------

Amount of assets available for benefits
  Funded assets of the plans, at fair value                               714                -                706                -
  Net pension liability (asset) recorded on
    Texaco's Consolidated Balance Sheet                                  (234)             241               (253)             241
----------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                        480              241                453              241
----------------------------------------------------------------------------------------------------------------------------------
Assets in excess of (less than)
  projected benefit obligations(1)                                    $     6            $ (15)            $  (16)           $ (24)
----------------------------------------------------------------------------------------------------------------------------------

(1)Consisting of:
  Net transition asset (liability)
    not yet recognized                                                $    46            $ (10)            $   84            $ (14)
  Unrecognized cost of retroactive
    benefits granted by a plan amendment                                  (25)             (31)               (47)             (34)
  Effect of changes in assumptions and differences
    between actual and estimated experience                               (15)              26                (53)              24
----------------------------------------------------------------------------------------------------------------------------------
      Total                                                           $     6            $ (15)            $  (16)           $ (24)
----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Weighted Average Rate Assumptions Used in Estimating Pension Benefit Obligations
--------------------------------------------------------------------------------
                                      United States Plans        Non-U.S. Plans
---------------------------------------------------------  ---------------------
                                             1995    1994        1995     1994
---------------------------------------------------------  ---------------------
Discount rate                                7.0%     8.5%       11.5%    12.6%
Rate of increase in compensation levels      4.0%     4.8%        7.9%    10.2%
-------------------------------------------------------------------------------

Other Postretirement Benefits
Texaco sponsors postretirement plans in the U.S. that provide health care and life insurance for retirees and eligible dependents. The company's U.S.
health insurance obligation is its fixed dollar contribution. The plans are unfunded, and the costs are shared by the company and its employees and retirees.
      The determination of the company's obligation is based on the terms of the life and health insurance plans, along with applicable actuarial assumptions. The company continues to fund these benefit costs on a pay-as-you-go basis, with retirees paying the excess over the company's fixed dollar contribution for health insurance. For employees who retire from Texaco between age 55 and 65, most will be eligible to receive health care ben-efits, similar to those available to active employees, as well as life insurance benefits. The company's cost to provide these postretirement benefits for health insurance is currently equal to the company's cost for an active employee. After attaining age 65, the retirees' health care coverage is coor-dinated with available Medicare benefits.
      The trend rates used for the purpose of estimating contribution amounts reflect the expected increase in the health care cost component of the U.S. Consumer Price Index. For retirees between age 55 and 65, the 1996 fixed dollar contribution for health care benefits is expected to remain at 1995 levels. Commencing in 1997, the fixed dollar contribution is expected to increase by 7% per annum and then decrease to an ultimate rate of 4% in the year 2002, at which time the company expects general U.S. health care infla-tion to increase at a rate approximating general inflation. The fixed dol-lar contribution for retirees 65 and older is also assumed to remain at 1995 levels in 1996 and then increase by 4% per year. The fixed dollar contri-butions derived from these assumptions do not necessarily represent an obligation of the company.
      Assuming a 1% increase in the annual rate of increase in the fixed dollar contribution for health insurance, the accumulated postretirement ben-efit obligation and annual expense would increase by approximately $52 million and $5 million, respectively.
      Certain of the company's non-U.S. subsidiaries have postretirement benefit plans. However, most retirees outside the U.S. are covered by gov-ernment sponsored and administered programs, the cost of which is not significant to the company.

            Texaco Inc. 1995 Annual Report to Stockholders Page 55.

      The following tables provide information on the status of the principal postretirement plans:

----------------------------------------------------------------------------------------------------------------------------------
Components of Other Postretirement Benefit Expense
----------------------------------------------------------------------------------------------------------------------------------
                                                   Health       Life          Health       Life          Health       Life
                                                     Care  Insurance   Total    Care  Insurance   Total    Care  Insurance   Total
----------------------------------------------------------------------------  -------------------------  -------------------------
(Millions of dollars)                                                   1995                       1994                       1993
----------------------------------------------------------------------------  -------------------------  -------------------------
Benefits earned during the year                       $ 7        $ 2     $ 9     $12        $ 4     $16     $13        $ 4     $17
Interest cost on accumulated
 postretirement benefit obligations                    33         21      54      38         20      58      40         19      59
Amortization of net deferred amounts                   (3)        (1)     (4)      -          -       -       -          -       -
----------------------------------------------------------------------------------------------------------------------------------
   Total                                              $37        $22     $59     $50        $24     $74     $53        $23     $76
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Funded Status of Other Postretirement Plans
----------------------------------------------------------------------------------------------------------------------------------
                                                                            Health       Life           Health       Life
                                                                              Care  Insurance    Total    Care  Insurance   Total
------------------------------------------------------------------------------------------------------  --------------------------
(Millions of dollars) As of December 31                                                           1995                       1994
------------------------------------------------------------------------------------------------------  --------------------------
Accumulated unfunded postretirement benefit obligations
  Retirees                                                                    $272       $242     $514    $267       $204    $471
  Fully eligible active participants                                            33          1       34      35         17      52
  Other active plan participants                                               125         67      192     108         39     147
----------------------------------------------------------------------------------------------------------------------------------
      Total accumulated unfunded postretirement benefit obligations            430        310      740     410        260     670
Unrecognized net gain                                                           72          5       77      89         45     134
----------------------------------------------------------------------------------------------------------------------------------
Net other postretirement benefit liability recorded on
  Texaco's Consolidated Balance Sheet                                         $502       $315     $817    $499       $305    $804
----------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Weighted Average Rate Assumptions Used in Estimating Other Postretirement
  Benefit Obligations
-------------------------------------------------------------------------------
                                                             1995      1994
-------------------------------------------------------------------------------
Discount rate                                                 7.0%      8.5%
Rate of increase in compensation levels                       4.0%      4.8%
-------------------------------------------------------------------------------

===============================================================================
Note Fourteen -- Stock Incentive Plan
===============================================================================

Under the company's stock incentive plan (the Plan) approved by stockholders, among the awards that may be granted to executives and certain key employees are stock options, with or without stock appreciation rights, and restricted stock. The total number of shares available each year for issuance under the Plan through December 31, 2002 is eight-tenths of one percent
(0.8%) of the aggregate number of shares of common stock issued and out-standing on December 31 of the previous year, adjusted for certain plan activity. Shares not issued in the current year are available for future grant. The option price per share cannot be less than the fair market value of a share of common stock on the date granted unless adjusted as provided in the Plan. At December 31, 1995, there were 3,539,072 shares available for awards during 1996, of which 2,851,983 shares were available to all par-ticipants and 687,089 shares were available to those participants who are not officers or directors. At December 31, 1994, there were 2,534,044 shares available for awards during 1995, of which 1,981,129 shares were available to all participants and 552,915 shares were available to those partici-pants who are not officers or directors. At December 31, 1993, there were 1,824,282 shares available for awards during 1994, of which 1,243,873 shares were available to all participants and 508,409 shares were available to those participants who are not officers or directors.
      Stock options granted under the Plan extend for 10 years from the date of grant and become 50% exercisable on the first anniversary. These options are fully exercisable on the second anniversary, except for the January 1990 awards, which became fully exercisable on the fourth anniversary of the award.
      The Plan permits the company to grant restored options to a participant in the Plan who has previously been granted stock options. This feature enables a participant, who exercises an option by exchanging previously acquired common stock or who has shares withheld by the company to sat-isfy tax withholding obligations, to receive new options, exercisable at the then market value, for the same number of shares as were exchanged or withheld. Under existing regulations, restored options are fully exercisable six months after the date of grant.
      Option activity during 1995, 1994 and 1993 is summarized in the following table:

-------------------------------------------------------------------------------
                                                                    Price Range
Stock Options                     1995        1994        1993        Per Share
------------------------------------------------------------------------------
Outstanding January 1        3,964,098   3,368,949   2,651,746     $46.78-69.25
Granted                        945,367     643,985     776,375      57.94-66.31
Exercised                   (2,177,630)   (732,286)   (831,869)     46.78-68.69
Restored                     1,935,809     683,450     772,697      58.13-79.94
Outstanding December 31      4,667,644   3,964,098   3,368,949      46.78-79.94
Exercisable December 31      2,148,743   2,671,225   1,394,718      46.78-69.25
-------------------------------------------------------------------------------

            Texaco Inc. 1995 Annual Report to Stockholders Page 56.

===============================================================================
Note Fifteen -- Other Financial Information and Commitments
===============================================================================

Environmental Reserves
Texaco Inc. and subsidiary companies have financial reserves relating to environmental remediation programs which the company believes are suf-ficient for known requirements. At December 31, 1995, reserves for future environmental remediation costs amounted to $678 million and reserves relative to the future cost of restoring and abandoning existing oil and gas properties were $804 million. Texaco's significant affiliates also have recorded reserves for environmental remediation and restoration and abandonment costs.
      Texaco has provided, to the extent reasonably measurable, financial reserves for its probable environmental remediation liabilities. The record-ing of these obligations is based on technical evaluations of the currently available facts, interpretation of the regulations and the company's expe-rience with similar sites. Additional financial reserve requirements relative to existing and new remediation sites may be necessary in the future when more facts are known. The potential also exists for further legislation to provide limitations on liability. It is not possible to project the overall costs or a range of costs for environmental items beyond that disclosed above due to uncertainty surrounding future developments, both in relation to reme-diation exposure and to regulatory initiatives. However, while future environmental expenditures that will be incurred by the petroleum industry may certainly be significant in the absolute, they will be a cost of doing business that will have to be recovered in the marketplace. Moreover, it is not believed that such future costs will be material to the company's financial position nor to its operating results over any reasonable period of time.

Interest Paid and Interest Capitalized
Interest paid, net of amounts capitalized, amounted to $482 million in 1995, $500 million in 1994 and $439 million in 1993.
      Interest capitalized as part of properties, plant and equipment was $20 million in 1995, $13 million in 1994 and $49 million in 1993.

Preferred Stock of Subsidiary Companies
At December 31, 1995 and 1994, minority holders owned $602 million and $537 million, respectively, of preferred stock of subsidiary companies. Such amounts are reflected in minority interest in subsidiary companies in the Consolidated Balance Sheet.
      In October 1993, a wholly owned subsidiary, MVP Production Inc., issued variable rate cumulative preferred stock in a private placement for an aggregate purchase price of $75 million. The shares have voting rights in the subsidiary and are redeemable on September 30, 2003. Dividend requirements on these shares totaled $4 million in 1995 and $3 million in 1994.
      In November 1993, a wholly owned subsidiary, Texaco Capital LLC, issued 14 million shares of Cumulative Guaranteed Monthly Income Preferred
Shares, Series A (Series A), in a public offering, for an aggregate purchase price of $350 million. In June 1994, Texaco Capital LLC issued 4.5 million shares of Cumulative Adjustable Rate Monthly Income Preferred Shares,
Series B (Series B), in a public offering for an aggregate purchase price of $112 million. In December 1995, Texaco Capital LLC issued 3.6 million shares of Deferred Preferred Shares, Series C (Series C) in Canadian dollars, in a public offering. The aggregate purchase price was $65 million. Texaco
Capital LLC's sole assets are notes receivable from Texaco Inc.
      The dividend rate for Series A is 6 7/8% per annum and the initial dividend rate for Series B was 6.4% per annum through September 30, 1994, 6.75% per annum for the fourth quarter of 1994 and 6.26% for the year 1995.
The dividend rate on Series B is reset quarterly and is equal to 88% of the highest of three U.S. Treasury maturities (three-month, ten-year and thirty-year), but in no event less than 4.5% per annum nor greater than 10.5% per annum. The payment of dividends and payments on liquidation or redemption with respect to Series A and Series B are guaranteed by Texaco Inc.
Dividends on Series A and Series B are paid monthly. Dividends on Series A for 1995 and 1994 totaled $24 million for each year and $4 million for 1993. Dividends on Series B in 1995 and 1994 totaled $7 million and $4 million, respectively.
      Series A and Series B are redeemable, at the option of Texaco Capital LLC (with Texaco Inc.'s consent) in whole or in part, from time to time, at $25 per share on or after October 31, 1998 for Series A and June 30, 1999 for Series B, plus, in each case, accrued and unpaid dividends to the date fixed for redemption. In addition, under certain circumstances, Texaco Capital LLC (with Texaco Inc.'s consent) can redeem Series A and Series B at anytime, in whole or in part, at $25 per share plus accrued and unpaid dividends.
      Dividends on Series C at a rate of 7.17% per annum, compounded annually, will be paid at the redemption date of February 28, 2005 unless earlier redemption occurs. Early redemption may result upon the occurrence of certain specific events. The payment of dividends and payments on liquida-tion or redemption of Series C are guaranteed by Texaco Inc. The par value and dividends payable in Canadian dollars have been hedged by a swap contract to eliminate foreign currency risk.
      Series A, Series B and Series C are non-voting, except under certain limited circumstances.
      The above preferred stock issues currently require annual dividend payments of approximately $35 million. The company is required to redeem
$75 million of this preferred stock in 2003, $65 million (plus accreted div-idends of $59 million) in 2005, $112 million in 2024 and $350 million in 2043. Texaco has the ability to extend the required redemption dates for the $112 million and $350 million of preferred stock beyond 2024 and 2043, respec-tively.

Financial Guarantees
The company has guaranteed the payment of certain debt and other obligations of third parties and affiliate companies. These guarantees totaled
$206 million and $176 million at December 31, 1995 and 1994, respectively.
      Exposure to credit risk in the event of non-payment by the obligors is represented by the contractual amount of these instruments. No loss is antic-ipated under these guarantees.

            Texaco Inc. 1995 Annual Report to Stockholders Page 57.

Throughput Agreements
Texaco Inc. and certain of its subsidiary companies have entered into certain long-term agreements wherein they have committed either to ship through affiliated pipeline companies and an offshore oil port, or to refine at an affiliated refining company a sufficient volume of crude oil or petro-leum products to enable these affiliated companies to meet a specified portion of their individual debt obligations, or, in lieu thereof, to advance suf-ficient funds to enable these affiliated companies to meet these obligations. Additionally, Texaco has entered into long-term purchase commitments with third parties for take or pay gas transportation. At December 31, 1995 and 1994 the company's maximum exposure to loss was estimated to be $713 million and $726 million, respectively.
      However, based on Texaco's right of counterclaim against third parties in the event of nonperformance, Texaco's net exposure was estimated to be $546 million and $561 million at December 31, 1995 and 1994, respectively.
      No losses are anticipated as a result of these obligations.

Other Commitments
In 1995, Texaco sold its leasehold interest in certain equipment not yet in service and received payments totaling $248 million. Additional payments will be received in 1996, contingent upon the amount of future costs of the equipment prior to the in-service date. Under a related agreement, Texaco as lessee will lease back this leasehold interest. The lease provides that col-lateral or third party security in specified forms is required as a guarantee of the lease payments. Texaco intends to satisfy this requirement by a cash payment, expected to occur in 1997, resulting in the release of Texaco from future lease commitments under this agreement. This payment will effectively repurchase the leasehold interests previously sold.

==============================================================================
Note Sixteen -- Financial Instruments
==============================================================================

In the normal course of its business, the company utilizes various types of financial instruments. These instruments include recorded assets and lia-bilities, and also items which principally involve off-balance sheet risk. Information about the company's financial instruments, including deriva-tives, is presented below.

      Cash and cash equivalents -- Fair value approximates cost as reflected in the Consolidated Balance Sheet at December 31, 1995 and 1994 because of the short-term maturities of these instruments. Cash equivalents are classified as held-to-maturity. The amortized cost of cash equiva-lents was as follows:

-------------------------------------------------------------------------------
(Millions of dollars) As of December 31                       1995         1994
-------------------------------------------------------------------------------
Time deposits and certificates of deposit                    $ 111        $  56
Commercial paper and other                                     155          117
-------------------------------------------------------------------------------
                                                             $ 266        $ 173
-------------------------------------------------------------------------------

Short-term and long-term investments -- Fair value is primarily based on quoted market prices and valuation statements obtained from major finan-cial institutions. Information concerning investments held at December 31, 1995 and 1994 in short-term and long-term debt securities and in pub-licly-traded equity securities that are classified as available-for-sale is shown in the tables that follow. Excluded from the tables is a $4 million investment in a time deposit at December 31, 1995 and 1994, which the company intends to hold to its maturity in the year 2001.

-------------------------------------------------------------------------------
                                   Amortized   Estimated  Amortized   Estimated
                                        Cost  Fair Value       Cost  Fair Value
--------------------------------------------------------  ---------------------
(Millions of dollars) As of December 31             1995                   1994
--------------------------------------------------------  ---------------------
U.S. government securities              $156        $159       $231        $213
Foreign government securities            212         218        284         263
Corporate and other debt securities      246         251        137         130
Equity securities                         59          89         22          85
-------------------------------------------------------------------------------
                                        $673        $717       $674        $691
-------------------------------------------------------------------------------

For the above items at year-end 1995, there were gross unrealized gains of $54 million, primarily related to investments in equity and foreign govern-ment debt securities, and gross unrealized losses of $10 million, principally from foreign government debt securities. At year-end 1994, there were gross unrealized gains of $66 million, primarily related to equity securities, and gross unrealized losses of $49 million principally from investments in U.S. and foreign government debt securities. Proceeds from sales of available-for-sale securities were $1,175 million in 1995 and $610 million in 1994. These sales resulted in gross realized gains of $81 million and $19 million and gross realized losses of $27 million and $14 million in 1995 and 1994, respectively.
      At December 31, 1995, available-for-sale debt securities had the following scheduled maturities:

-------------------------------------------------------------------------------
                                                        Amortized     Estimated
                                                             Cost    Fair Value
-------------------------------------------------------------------------------
(Millions of dollars) As of December 31                                    1995
-------------------------------------------------------------------------------
Due in one year or less                                      $ 35          $ 35
Due after one year through five years                         223           220
Due after five years                                          356           373
-------------------------------------------------------------------------------
                                                             $614          $628
-------------------------------------------------------------------------------

            Texaco Inc. 1995 Annual Report to Stockholders Page 58.

The estimated fair value of other long-term investments not included above, for which it is practicable to estimate fair value, approximated the December 31, 1995 and 1994 carrying values of $133 million and $369 million, respectively.

Short-term debt, long-term debt and related derivatives -- Shown below are the carrying amounts and fair values of Texaco's debt and related deriv-atives as of year-end 1995 and 1994.

-------------------------------------------------------------------------------
                                            Carrying    Fair   Carrying    Fair
                                              Amount   Value     Amount   Value
------------------------------------------------------------  -----------------
(Millions of dollars) As of December 31                 1995               1994
------------------------------------------------------------  -----------------
Short-term and long-term debt                $6,122   $6,699    $6,332   $6,285
Debt-related derivatives-(receivables)
  payables                                   $    -   $   (3)   $    1   $   58
-------------------------------------------------------------------------------

Refer to Note 8 for additional information concerning debt and related derivatives outstanding at December 31, 1995 and 1994.

Forward Exchange Contracts -- As an international company, Texaco is exposed to foreign currency exchange risk. To hedge against adverse changes in foreign currency exchange rates, the company will buy and sell foreign currencies forward. Texaco's currency hedging program involves managing its foreign currency monetary exposures, capital expenditure commitments and foreign currency denominated investment portfolio. The company had forward exchange contracts outstanding to buy $1,356 million and sell $285 million of foreign currencies at year-end 1995. At year-end 1994, there were outstanding contracts to buy $552 million and sell $254 million of foreign currencies. Unrealized gains and losses applicable to these contracts were immaterial at December 31, 1995 and 1994 since the forward rates approximated the year-end spot rates. The company's exposure to credit risk on forward exchange contracts is minimal since the counterparties are major financial institutions with strong credit ratings. The company does not anticipate nonperformance by any of the multiple counterparties. Market risk exposure is essentially limited to the risk related to currency rate move-ments. The business purposes of forward exchange contracts are explained below.
      At year-end 1995, Texaco had outstanding forward exchange contracts, primarily to buy $789 million of foreign currencies, as a hedge against the net liability position of certain of its foreign operations. These contracts were mainly comprised of $272 million of Australian dollars, $177 million of Dutch guilders and $174 million of British pounds and generally had contract terms of 60 days or less. At year-end 1994, there were forward exchange contracts outstanding to buy $105 million of Australian dollars as protection against the net liability position of Texaco's Australian operations. These contracts generally had terms of 45 days or less. Contracts that hedge foreign currency monetary exposures are marked-to-market monthly, with gains and losses included in income currently as other costs.
      In managing its capital expenditure program, the company will buy foreign currencies forward to hedge portions of significant future foreign cur-rency denominated capital expenditures and lease commitments. The amount of hedge coverage is assessed periodically and may be adjusted upward or downward based on current and anticipated market conditions by subsequent forward purchases or sales of foreign currencies. At December 31, 1995, there were forward exchange contracts outstanding of $483 million to purchase foreign currencies in connection with the capital expenditures hedging program. Capital expenditure commitments under this program approximated
765 million Danish krone and 547 million British pounds. Outstanding hedge contracts represented about 34% and 31% of the Danish krone and British pound commitments, respectively. At December 31, 1994, there were forward contracts outstanding of $425 million and $57 million to buy and sell foreign currencies, respectively, in connection with the capital expenditure hedging program. Capital expenditure commitments under this program approximated 471 million British pounds and 1,076 million Danish krone. Of these planned expenditures, approximately 29% of the British pound commitments and 21% of the Danish krone commitments were hedged by forward contracts. Contracts in both years generally had terms of 60 days or less. Realized gains and losses on hedges of foreign currency commitments are ini-tially recorded to deferred charges. Subsequently, the amounts are applied to the capitalized project cost on a percentage-of-completion basis, and are amortized to expense over the applicable life. At year-end 1995 and 1994, there were net unamortized gains of $23 million and $29 million, respectively.
      The company also enters into forward exchange contracts to purchase and sell foreign currency to hedge a portion of its investment portfolio denominated in foreign currencies. The company's strategy is to hedge the full value of this portion of the investment portfolio and to close out forward contracts upon the sale or maturity of the corresponding investment. At December 31, 1995, there were outstanding contracts of $279 million and $70 million to sell and purchase, respectively, foreign currencies in connection with this hedging program. At December 31, 1994, there were outstanding
$203 million of contracts primarily to sell foreign currencies. For both years, the contracts primarily involve major European currencies. These con-tracts are valued at market based upon the foreign currency exchange rates in effect at the balance sheet dates. Increases and decreases in the value of these contracts are recorded in investments along with the corresponding instruments being hedged. Related unrealized gains and losses are recorded, net of applicable income taxes, to stockholders' equity until the related investment is sold or matures, at which time they are recorded in income. Realized gains and losses on the settlement of forward contracts used to hedge foreign currency investments held as of the balance sheet dates are deferred and included in stockholders' equity until such time as the corresponding investments are sold or mature.

Interest Rate and Currency Swap -- In connection with the December 1995 sale of Series C preferred stock by Texaco Capital LLC, Texaco entered into an interest rate and currency swap contract that matures in the year 2005.
      Over the life of the interest rate swap component of the contract, Texaco will make LIBOR-based floating rate interest payments based on a notional principal amount of $65 million. Canadian dollar interest will accrue to Texaco at a fixed rate applied to the accreted notional principal amount, which was 87 million Canadian dollars at December 31, 1995.
      The currency swap component of the transaction calls for Texaco to ex-change $65 million for 170 million Canadian dollars, which includes 87 million Canadian dollars plus accrued interest on the contract's maturity date. At year-end 1995, fair values associated with this transaction were not material.

Commodity Hedging -- The company hedges a portion of the market risks associated with its crude oil, natural gas and petroleum product purchases, sales and exchange activities. All hedge transactions are subject to the company's corporate risk management policy which sets out dollar, volumetric

            Texaco Inc. 1995 Annual Report to Stockholders Page 59.

and term limits, as well as to management approvals as set forth in the company's delegations of authorities. Company policy does not permit speculative position taking using derivative financial instruments.
      The company uses established petroleum futures exchanges, as well as "over-the-counter" hedge instruments, including forwards, options, swaps and other derivative products. These hedge tools are used to reduce the company's exposure to price volatility by establishing margins, costs or revenues on designated transactions as well as for planned future purchases and sales, inventory, production and processing. In carrying out its hedg-ing programs, the company analyzes its major commodity streams for fixed cost, fixed revenue and margin exposure to market price changes. Based on this corporate risk profile, forecasted trends, and overall business object-ives, a determination is made as to an appropriate strategy for risk reduction.
      Hedge positions are marked-to-market for valuation purposes. Gains and losses on hedge transactions, which offset losses and gains on the underlying "cash market" transactions, are recorded to deferred income or charges until the hedged transaction is closed, or until the anticipated future purchases, sales, or production occur. At that time, any gain or loss on the hedging contract is recorded to operating revenues as an increase or decrease in margins, or to inventory, as appropriate.
      Over-the-counter hedge positions expose the company to counterparty credit risk. However, because the hedge contracts are placed with parties whose creditworthiness has been pre-determined in accordance with the company's credit policy, non-performance by any counterparty is not anticipated. Such over-the-counter commodity contracts do not expose the company to any concentrations of credit risk because of the dollar limits incorporated in risk management policies.
      At December 31, 1995 and 1994, there were open derivative commodity contracts required to be settled in cash, consisting mostly of swaps.
Notional contract amounts, excluding unrealized gains and losses, were $868 million and $511 million, respectively, at year-end 1995 and 1994. These amounts principally represent future values of contract volumes over the remaining duration of outstanding swap contracts at the respective dates.
These contracts hedge a small fraction of the company's business activities generally for the next twelve months. Unrealized gains and losses on con-tracts outstanding at year-end 1995 were $28 million and $67 million, respectively. At year-end 1994, unrealized gains and losses were immaterial.

===============================================================================
Note Seventeen -- Contingent Liabilities
===============================================================================

Internal Revenue Service Claims
During 1989, Texaco commenced an action in the United States Tax Court (Tax Court), to challenge certain claimed increases in the company's 1979-1982 Federal income tax liability. The company's action contested, among other items, an Internal Revenue Service (IRS) claim that during the 1979-1981 years, Texaco should be taxed as if it had resold Saudi crude oil at prices higher than those mandated by the Saudi Arab Government (Aramco Advantage issue).
      On December 22, 1993, the Tax Court issued an opinion upholding the company's position on the Aramco Advantage issue. The Tax Court held that the IRS was barred from taxing the company on income never received, and which could only have been received by violating Saudi law. Finding that the Saudi Arab Government's mandate represented the sovereign law of that country, the Tax Court determined that the company was required to com-ply with the Saudi Arab Government's mandate and did in fact observe it.
The IRS has appealed to the United States Court of Appeals for the Fifth Circuit. All other issues relating to the 1979-1982 years have been resolved by trial or settlement.
      In March 1988, prior to the commencement of the Tax Court action, the company, as a condition of its emergence from Chapter 11 proceedings, agreed to make certain cash deposits with the IRS in contemplation of poten-tial tax claims (Deposit Fund). From time to time, the company has applied Deposit Fund amounts to final liabilities agreed upon by the company and the IRS for income tax and windfall profit tax years of Texaco and Getty not involved in the Tax Court litigation. A portion of the Deposit Fund also will be applied to issues settled in the 1979-1982 litigation years. After satis-faction of all liabilities associated with settled issues, it is anticipated that approximately $700 million will remain in the Deposit Fund and continue to accrue interest. If the company ultimately prevails on the appeal of the Aramco Advantage issue, the amount remaining in the Deposit Fund will be refunded to the company, with interest.

                     .  .  .  .  .  .  .  .  .  .

      In the company's opinion, while it is impossible to ascertain the ultimate legal and financial liability with respect to the above-mentioned and other contingent liabilities and commitments, including lawsuits, claims, guarantees, taxes and regulations, the aggregate amount of such liability in excess of financial reserves, together with deposits and prepayments made against disputed tax claims, is not anticipated to be materially impor-tant in relation to the consolidated financial position or results of operations of Texaco Inc. and its subsidiaries.

===============================================================================
Note Eighteen -- Financial Data by Geographic Area
===============================================================================

Texaco Inc. and its subsidiary companies, together with affiliates, represent a vertically integrated enterprise principally engaged in the worldwide exploration for and production, transportation, refining and marketing of crude oil, natural gas and petroleum and other processed products, as well as nonpetroleum operations such as insurance and alternate energy activities. These products and services are sold and provided to various purchasers including wholesale and retail distributors, utilities, industrial end users and governmental agencies throughout the world. Operations and investments in some foreign areas are subject to political and business risks, the nature of which varies from country to country and from time to time. At year-end 1995, net assets located outside the United States amounted to $1,109 million, $3,399 million and $2,980 million in Other Western Hemisphere, Europe and Other Eastern Hemisphere areas, respectively.
      Operating profit represents total sales and services as shown on the Statement of Consolidated Income less operating costs and expenses, net of income taxes. Corporate/nonoperating includes interest income and expense, general corporate expenses and other nonoperating items, net of income taxes. Equity in income or losses of partnership joint-venture companies is reflected net of taxes, since this income is directly taxable to Texaco.

            Texaco Inc. 1995 Annual Report to Stockholders Page 60.

       Intergeographic sales and services shown are based on prices which are generally representative of market prices or arm's-length negotiated prices.
       Identifiable assets are those from continuing operations which can be directly identified or associated with operations which have been geo-graphically segregated. Net assets of discontinued operations (see Note 4) are reflected in corporate/nonoperating to conform to the presentation of net income (loss) from discontinued operations. Investments in affiliates pertain to those affiliates which are accounted for on the equity method. Investments in affiliates relating to discontinued operations are reflected in corporate/nonoperating. Corporate assets include cash and cash invest-ments, as well as receivables, properties, plant and equipment and other assets which are corporate in nature.

----------------------------------------------------------------------------------------------------------------------------------
                                                                        Other                 Other
                                                         United       Western               Eastern      Corporate/
                                                         States    Hemisphere   Europe   Hemisphere   Nonoperating*   Consolidated
----------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)
----------------------------------------------------------------------------------------------------------------------------------
Year 1995
Sales and services
  Outside                                               $17,302        $5,440   $8,906       $3,903        $     -         $35,551
  Intergeographic                                           410            40      228           59           (737)              -
----------------------------------------------------------------------------------------------------------------------------------
  Total sales and services                              $17,712        $5,480   $9,134       $3,962        $  (737)        $35,551
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
  Operating profit                                      $   291        $  166   $   32       $   78        $     -         $   567
  Equity in income of affiliates                             45             6       21          452              -             524
  Corporate/nonoperating                                      -             -        -            -           (363)           (363)
----------------------------------------------------------------------------------------------------------------------------------
  Net income (loss) before cumulative effect
    of accounting change                                    336           172       53          530           (363)            728
  Cumulative effect of accounting change                      -             -        -            -           (121)           (121)
----------------------------------------------------------------------------------------------------------------------------------
  Total net income (loss)                               $   336        $  172   $   53       $  530        $  (484)        $   607
----------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                                     $11,068        $1,800   $4,480       $1,386        $     -         $18,734
Net assets of discontinued operations                         -             -        -            -            164             164
Investments in affiliates                                 1,042            24      540        2,479              -           4,085
Corporate assets                                              -             -        -           --          1,954           1,954
----------------------------------------------------------------------------------------------------------------------------------
  Total assets                                          $12,110        $1,824   $5,020       $3,865        $ 2,118         $24,937
==================================================================================================================================

Year 1994
Sales and services
  Outside                                               $15,936        $4,710   $8,479       $3,415        $     -         $32,540
  Intergeographic                                           335           198      764           43         (1,340)              -
----------------------------------------------------------------------------------------------------------------------------------
  Total sales and services                              $16,271        $4,908   $9,243       $3,458        $(1,340)        $32,540
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
  Operating profit                                      $   522        $  104   $   65       $   67        $     -         $   758
  Equity in income of affiliates                            134             6        1          353              -             494
  Corporate/nonoperating                                      -             -        -            -           (273)           (273)
----------------------------------------------------------------------------------------------------------------------------------
  Net income (loss) before discontinued operations          656           110       66          420           (273)            979
  Discontinued operations                                     -             -        -            -            (69)            (69)
----------------------------------------------------------------------------------------------------------------------------------
  Total net income (loss)                               $   656        $  110   $   66       $  420        $  (342)        $   910
----------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                                     $11,851        $1,587   $4,641       $1,180        $     -         $19,259
Net assets of discontinued operations                        -              -        -            -            195             195
Investments in affiliates                                 1,144            26      370        2,366              -           3,906
Corporate assets                                              -             -        -            -          2,145           2,145
----------------------------------------------------------------------------------------------------------------------------------
  Total assets                                          $12,995        $1,613   $5,011       $3,546        $ 2,340         $25,505
==================================================================================================================================

Year 1993
Sales and services
  Outside                                               $17,417        $4,245   $8,416       $3,167        $     -         $33,245
  Intergeographic                                           289           241      725           43         (1,298)              -
----------------------------------------------------------------------------------------------------------------------------------
  Total sales and services                              $17,706        $4,486   $9,141       $3,210        $(1,298)        $33,245
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
  Operating profit                                      $   562        $  107   $  245       $   24        $     -         $   938
  Equity in income of affiliates                            146             8        8          368              -             530
  Corporate/nonoperating                                      -             -        -            -           (209)           (209)
----------------------------------------------------------------------------------------------------------------------------------
  Net income (loss) before discontinued operations          708           115      253          392           (209)          1,259
  Discontinued operations                                     -             -        -            -           (191)           (191)
----------------------------------------------------------------------------------------------------------------------------------
  Total net income (loss)                               $   708        $  115   $  253       $  392        $  (400)        $ 1,068
----------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                                     $12,603        $1,435   $4,556       $1,107        $     -         $19,701
Net assets of discontinued operations                         -             -        -            -          1,180           1,180
Investments in affiliates                                 1,171            29      388        2,153              -           3,741
Corporate assets                                              -             -        -            -          2,004           2,004
----------------------------------------------------------------------------------------------------------------------------------
  Total assets                                          $13,774        $1,464   $4,944       $3,260        $ 3,184         $26,626
==================================================================================================================================

*Includes intergeographic sales and services eliminations.

            Texaco Inc. 1995 Annual Report to Stockholders Page 61.

-------------------------------------------------------------------------------
Texaco Inc. and Subsidiary Companies
-------------------------------------------------------------------------------
Report of Management
-------------------------------------------------------------------------------

The consolidated financial statements are the responsibility of the management of Texaco Inc. They were prepared in accordance with generally accepted accounting principles and are, in part, based on certain estimates and judgments, as required. Other information contained in this Annual
Report is presented on a basis consistent with the financial statements.
      To meet these responsibilities, it is Texaco's long-established corporate policy to maintain a control conscious environment and an effective inter-nal control system throughout its worldwide operations. Included in this system are Corporate Conduct Guidelines which require that all employees maintain the highest level of ethical standards. The internal control system provides reasonable assurance that assets are safeguarded against unau-thorized acquisition, use or disposition, and that financial records are accu-rately and objectively maintained, thus serving as a reliable basis for the preparation of financial statements. This system is augmented by written policies and procedures and an organizational structure that provides for an appropriate division of responsibility. Management personnel are required to formally certify each year that an effective internal control system is maintained. The internal controls are complemented by Texaco's internal auditors who conduct regular and extensive internal audits throughout the company. In addition, the independent public accounting firm of Arthur
Andersen LLP is engaged to provide an objective, independent audit of the company's financial statements. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing stan-dards, which included obtaining a sufficient understanding of the company's internal controls to plan their audit and determine the nature, timing and extent of audit tests to be performed. In conducting their audits, both the internal and independent auditors have access to the minutes of all meetings of the company's Board of Directors. The appointment of the independent auditors is presented to the stockholders for approval at each Annual Meeting of the Stockholders.
      The Board of Directors of Texaco Inc. maintains an Audit Committee which has been in place since 1939. This Committee, currently comprised of five nonemployee Directors, met two times in 1995. Depending on the nature of the matters under review, the independent auditors, as well as certain officers and employees of the company, may attend all or part of a meeting.
The Committee reviews and evaluates the company's accounting policies and reporting practices, internal auditing, internal controls, security procedures and other matters deemed appropriate. The Audit Committee also reviews the performance of Arthur Andersen LLP in their audit of Texaco's financial statements and evaluates their independence and professional competence, as well as the scope of their audit. Both the internal and independent auditors have unrestricted access to the Audit Committee to dis-cuss the results of their audits and the quality of the company's financial reporting and internal control system.

(A. C. DeCrane, Jr.)        (Willaim C. Bousquette)       (Robert C. Oelkers)
A. C. DeCrane, Jr.          William C. Bousquette         Robert C. Oelkers
Chairman of the Board and   Senior Vice President and     Comptroller
Chief Executive Officer     Chief Financial Officer

            Texaco Inc. 1995 Annual Report to Stockholders Page 62.

-------------------------------------------------------------------------------
Arthur Andersen LLP
-------------------------------------------------------------------------------
Report of Independent Public Accountants
-------------------------------------------------------------------------------

To the Stockholders, Texaco Inc.:
We have audited the accompanying consolidated balance sheet of Texaco Inc.
(a Delaware corporation) and subsidiary companies as of December 31, 1995 and 1994, and the related statements of consolidated income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits pro-vide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texaco Inc. and sub-sidiary companies as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.
      As explained in Note 2 to the Consolidated Financial Statements, in
1995 the company changed its method of accounting for long-lived assets to be held and used and for long-lived assets to be disposed of.

                                             (Arthur Andersen LLP)
                                              Arthur Andersen LLP
February 22, 1996
New York, N.Y.

            Texaco Inc. 1995 Annual Report to Stockholders Page 63.

-------------------------------------------------------------------------------
Texaco Inc. and Subsidiary Companies
-------------------------------------------------------------------------------
Supplemental Oil and Gas Information
-------------------------------------------------------------------------------

The following information for Texaco Inc. and consolidated subsidiaries, as well as Texaco's equity in P.T. Caltex Pacific Indonesia (CPI), a 50%-owned affiliate operating in Other Eastern Hemisphere areas, is presented in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" (SFAS 69).

Estimated Proved Reserves
=========================

Volumes reported for proved liquid and gas reserves are based upon reasonable estimates. These estimates are consistent with current knowledge of the characteristics and production history of the reserves. Although they are based upon sound geological and engineering principles, by their very nature, such estimates are subject to upward and downward revision as additional information about producing fields and technology becomes available. Reported volumes include only such reserves as can reasonably be classified as proved. Net reserves represent the volumes estimated to be available after deduction of the royalty interests of others from gross re-serves. In addition to reported reserves, Texaco has a large inventory of po-tential reserves that will add to the company's proved reserve base as future investments are made in exploration and development programs.
      CPI's estimated liquid reserves include volumes projected to be re-covered as reimbursement for a portion of costs incurred. Accordingly, these volumes will fluctuate annually with the price of crude oil. CPI's natural gas production is all consumed in its operations.
      Annually, Texaco Inc. provides information concerning oil and gas reserves to the U.S. Department of Energy and to certain governmental bodies. Such information is consistent with the information presented in this Annual Report.
      During 1995, reserve increases, including equity and excluding pur-chases and sales, replaced 129% of worldwide combined oil and gas pro-duction. Of such reserve replacements, 74% were additions comprised of new fields, new sands, new plants, extensions, and improved recovery, and 26% were comprised of revisions to previous estimates. Texaco recognizes only those reserves where it is reasonably certain that such reserves can be economically produced. Subsequent revisions naturally result as new in-formation is obtained from development drilling, production profiles, and changes in economic factors. During the three-year period 1993-1995, Texaco's reserve increases were 117% of worldwide production. During this period, additions accounted for 73% of reserve increases and revisions accounted for 27%. During the five-year period 1991-1995, Texaco's reserve increases were 109% of worldwide production. During this period, additions accounted for 68% of reserve increases and revisions accounted for 32%. Increases in proved reserves during 1995 were primarily due to the following:
      In the United States, liquid and gas reserves were added by drilling that extended the productive limits of existing fields in California, Louisiana, Oklahoma, New Mexico, Texas, Utah and Wyoming. Other liquid and gas reserve increases from drilling resulted from the discovery of new productive formations in Colorado, Oklahoma, Texas and onshore and offshore Louisiana. Liquid reserve increases also resulted from improved recovery at a steamflood project in California as a result of expanding the steamflood and also from lowering the economic limit due to revenues received from cogeneration. Upward revisions that resulted from improved performance of gas plants in Alabama, Louisiana, New Mexico, Oklahoma, and Texas also added liquid reserves. Additions to natural gas reserves resulted from drill-ing in a coal-bed methane field in Utah. Sales of minerals-in-place reflect the sale of numerous economically marginal properties that did not fit into Texaco's business goals.
      Outside the United States, in the Other Western Hemisphere area, gas reserve additions mainly reflect a gas contract renewal in Colombia and upward revisions for a gas field offshore Trinidad resulting from a combined geological and engineering technical study. Sales of minerals-in-place reflect the sale of heavy oil reserves in Colombia. In Europe, increases in liquid and gas reserves were from a new offshore field in the United Kingdom sector of the North Sea. Additional volumes of liquids were added from improved recovery at two fields in the Danish sector of the North Sea. In the Other Eastern Hemisphere area, significant liquid reserves were added from extensions as a result of additional drilling at two fields in the Partitioned Neutral Zone between Saudi Arabia and Kuwait. Improved performance of a field offshore Indonesia also increased liquid reserves. Gas reserves were increased for the Partitioned Neutral Zone due to an increase in the use of gas consumed in operations. Affiliate liquid reserves were increased due to additional development of steamflood in Indonesia.
      During 1996, Texaco expects that net production of natural gas will approximate 2.1 billion cubic feet per day. This estimate is based upon past performance and on the assumption that such gas quantities can be produced under operating and economic conditions existing at December 31, 1995. Possible future changes in prices or world economic conditions were not factored into this estimate. These expected production volumes, together with normal related supply arrangements, are sufficient to meet anticipated delivery requirements under contractual arrangements.
Approximately 31% of Texaco's proved natural gas reserves in the United
States as of December 31, 1995, and 33% at December 31, 1994 and 1993 were covered by long-term sales contracts. These agreements are primarily priced at market.

            Texaco Inc. 1995 Annual Report to Stockholders Page 64.

----------------------------------------------------------------------------------------------------------------------------------
Estimated Net Proved Developed and Undeveloped Reserves of Crude Oil
----------------------------------------------------------------------------------------------------------------------------------
                                                                 Texaco Inc. and Consolidated Subsidiaries      Equity       Total
                                                    ------------------------------------------------------  ----------  ----------
                                                                                                             Affiliate-
                                                                 Other                   Other                   Other
                                                    United     Western                 Eastern                 Eastern
                                                    States  Hemisphere      Europe  Hemisphere   Worldwide  Hemisphere
----------------------------------------------------------------------------------------------------------  ----------  ----------
(Millions of barrels)
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1992                              1,305          85         256         394       2,040         432       2,472
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions           36           1          50           8          95           1          96
  Improved recovery                                     37           -           9           -          46          52          98
  Revisions of previous estimates                       37          (2)          3          14          52          18          70
  Purchases of minerals-in-place                         1           -           -           -           1           -           1
  Sales of minerals-in-place                           (15)         (3)         (5)          -         (23)          -         (23)
  Production                                          (123)         (7)        (28)        (36)       (194)        (47)       (241)
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1993*                             1,278          74         285         380       2,017         456       2,473
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions           29           2          66          71         168           -         168
  Improved recovery                                     21           -           7           7          35          24          59
  Revisions of previous estimates                        5           5           4          10          24          16          40
  Sales of minerals-in-place                            (9)         (2)         (5)          -         (16)          -         (16)
  Production                                          (119)         (7)        (41)        (41)       (208)        (57)       (265)
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1994*                             1,205          72         316         427       2,020         439       2,459
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions           30           -          32          71         133           1         134
  Improved recovery                                     51           -          15           -          66          45         111
  Revisions of previous estimates                       56          (2)         (2)         25          77           2          79
  Purchases of minerals-in-place                         1           -           -           -           1           -           1
  Sales of minerals-in-place                           (98)        (11)          -           -        (109)          -        (109)
  Production                                          (110)         (6)        (39)        (48)       (203)        (55)       (258)
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1995*                             1,135          53         322         475       1,985         432       2,417
----------------------------------------------------------------------------------------------------------------------------------

*Includes net proved developed reserves
    As of December 31, 1993                            991          67         123         347       1,528         354       1,882
    As of December 31, 1994                            947          68         152         365       1,532         356       1,888
    As of December 31, 1995                            928          51         133         413       1,525         344       1,869
----------------------------------------------------------------------------------------------------------------------------------

            Texaco Inc. 1995 Annual Report to Stockholders Page 65.

----------------------------------------------------------------------------------------------------------------------------------
Estimated Net Proved Developed and Undeveloped Reserves of Natural Gas Liquids
----------------------------------------------------------------------------------------------------------------------------------
                                                                 Texaco Inc. and Consolidated Subsidiaries      Equity       Total
                                                    ------------------------------------------------------  ----------  ----------
                                                                                                             Affiliate-
                                                                 Other                   Other                   Other
                                                    United     Western                 Eastern                 Eastern
                                                    States  Hemisphere      Europe  Hemisphere   Worldwide  Hemisphere
----------------------------------------------------------------------------------------------------------  ----------  ----------
(Millions of barrels)
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1992                                195           2          25           -         222           6         228
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions            5           -           -           -           5           -           5
  Revisions of previous estimates                       15          (1)          3           -          17          (1)         16
  Sales of minerals-in-place                            (3)          -           -           -          (3)          -          (3)
  Production                                           (32)          -          (2)          -         (34)          -         (34)
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1993*                               180           1          26           -         207           5         212
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions           32           -           3           -          35           -          35
  Revisions of previous estimates                       12           -           1           -          13           1          14
  Sales of minerals-in-place                            (4)          -           -           -          (4)          -          (4)
  Production                                           (29)          -          (3)          -         (32)          -         (32)
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1994*                               191           1          27           -         219           6         225
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions           28           -           5           -          33           -          33
  Improved recovery                                      5           -           -           -           5           -           5
  Revisions of previous estimates                       22           -          (1)          -          21           -          21
  Sales of minerals-in-place                           (11)          -           -           -         (11)          -         (11)
  Production                                           (29)          -          (3)          -         (32)          -         (32)
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1995*                               206           1          28           -         235           6         241
----------------------------------------------------------------------------------------------------------------------------------

*Includes net proved developed reserves
    As of December 31, 1993                            174           1           7           -         182           5         187
    As of December 31, 1994                            182           1          11           -         194           5         199
    As of December 31, 1995                            197           1           9           -         207           6         213
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
Grand Total Reserves of Crude Oil and Natural Gas Liquids
----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1993                              1,458          75         311         380       2,224         461       2,685
As of December 31, 1994                              1,396          73         343         427       2,239         445       2,684
As of December 31, 1995                              1,341          54         350         475       2,220         438       2,658
----------------------------------------------------------------------------------------------------------------------------------

            Texaco Inc. 1995 Annual Report to Stockholders Page 66.

----------------------------------------------------------------------------------------------------------------------------------
Estimated Net Proved Developed and Undeveloped Reserves of Natural Gas
----------------------------------------------------------------------------------------------------------------------------------
                                                                 Texaco Inc. and Consolidated Subsidiaries      Equity       Total
                                                    ------------------------------------------------------  ----------  ----------
                                                                                                             Affiliate-
                                                                 Other                   Other                   Other
                                                    United     Western                 Eastern                 Eastern
                                                    States  Hemisphere      Europe  Hemisphere   Worldwide  Hemisphere
----------------------------------------------------------------------------------------------------------  ----------  ----------
(Billions of cubic feet)
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1992                              4,526         655         648          83       5,912         158       6,070
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions          344         128         110           1         583           -         583
  Improved recovery                                     26           6           4           -          36           -          36
  Revisions of previous estimates                      257           -         149         (37)        369           -         369
  Purchases of minerals-in-place                         2           4           -           1           7           -           7
  Sales of minerals-in-place                          (174)        (14)          -          (1)       (189)          -        (189)
  Production                                          (652)        (57)        (36)         (3)       (748)        (18)       (766)
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1993*                             4,329         722         875          44       5,970         140       6,110
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions          522          17          71           -         610          26         636
  Improved recovery                                      2           -           2           1           5           -           5
  Revisions of previous estimates                      260          22          15           4         301          (5)        296
  Purchases of minerals-in-place                         -           9           -           1          10           -          10
  Sales of minerals-in-place                           (61)         (1)        (20)          -         (82)          -         (82)
  Production                                          (645)        (57)        (66)         (3)       (771)        (11)       (782)
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1994*                             4,407         712         877          47       6,043         150       6,193
  Increase (decrease) attributable to:
  Extensions, discoveries and other additions          397         100         164           6         667           6         673
  Improved recovery                                     21           -           -           -          21           -          21
  Revisions of previous estimates                      103         103         (15)         39         230          14         244
  Purchases of minerals-in-place                        26           -           -           -          26           -          26
  Sales of minerals-in-place                          (287)         (6)         (2)         (1)       (296)          -        (296)
  Production                                          (605)        (62)        (80)         (4)       (751)        (15)       (766)
----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1995*                             4,062         847(a)      944          87       5,940         155       6,095
----------------------------------------------------------------------------------------------------------------------------------

*Includes net proved developed reserves
    As of December 31, 1993                          3,971         575         362          41       4,949         128       5,077
    As of December 31, 1994                          3,899         558         465          44       4,966         133       5,099
    As of December 31, 1995                          3,666         522         452          84       4,724         140       4,864
----------------------------------------------------------------------------------------------------------------------------------

(a) In addition to proved reserves at December 31, 1995, there was approximately 517 billion cubic feet of natural gas in the Other Western Hemisphere which will be available from pro-
duction during the period 2005-2016 under a long-term purchase arrangement associated with a field operated by Texaco. Purchases during that period will be priced at then prevailing market prices.

            Texaco Inc. 1995 Annual Report to Stockholders Page 67.

Capitalized Costs
=================

Capitalized costs represent cumulative expenditures for proved and unproved properties and support equipment and facilities used in oil and gas exploration and producing operations together with related accumulated depreciation, depletion and amortization (including aggregate provisions for restoration and abandonment costs, net of such costs expended to date).

----------------------------------------------------------------------------------------------------------------------------------
                                                                 Texaco Inc. and Consolidated Subsidiaries      Equity       Total
                                                    ------------------------------------------------------  ----------  ----------
                                                                                                             Affiliate-
                                                                 Other                   Other                   Other
                                                    United     Western                 Eastern                 Eastern
                                                    States  Hemisphere      Europe  Hemisphere   Worldwide  Hemisphere
----------------------------------------------------------------------------------------------------------  ----------  ----------
(Millions of dollars)
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1995
  Proved properties                               $ 15,973       $ 505     $ 3,551      $1,279    $ 21,308      $  900    $ 22,208
  Unproved properties                                  383          11         125         116         635         320         955
  Support equipment and facilities                     381          28          47         133         589         494       1,083
----------------------------------------------------------------------------------------------------------------------------------
    Gross capitalized costs                         16,737         544       3,723       1,528      22,532       1,714      24,246
  Accumulated depreciation,
      depletion and amortization                   (11,887)       (291)     (2,520)       (905)    (15,603)       (793)    (16,396)
----------------------------------------------------------------------------------------------------------------------------------
    Net capitalized costs                         $  4,850       $ 253     $ 1,203      $  623    $  6,929      $  921    $  7,850
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1994
  Proved properties                               $ 18,103       $ 544     $ 3,483      $1,202    $ 23,332      $  805    $ 24,137
  Unproved properties                                  361          23         182          96         662         353       1,015
  Support equipment and facilities                     371          40         117          98         626         455       1,081
----------------------------------------------------------------------------------------------------------------------------------
    Gross capitalized costs                         18,835         607       3,782       1,396      24,620       1,613      26,233
  Accumulated depreciation,
      depletion and amortization                   (12,723)       (384)     (2,254)       (812)    (16,173)       (699)    (16,872)
----------------------------------------------------------------------------------------------------------------------------------
    Net capitalized costs                         $  6,112       $ 223     $ 1,528      $  584    $  8,447      $  914    $  9,361
----------------------------------------------------------------------------------------------------------------------------------

Costs Incurred
==============

Costs incurred represent amounts capitalized or charged against income as expended. Property acquisition costs include costs to purchase or lease proved and unproved properties. Exploration costs include the costs of geological and geophysical work, carrying and retaining undeveloped proper-ties and drilling and equipping exploratory wells. Development costs include expenditures to drill and equip development wells; to provide improved recovery systems; to construct facilities for extraction, treating, gathering and storing liquids and natural gas; and to maintain producing facilities for existing developed reserves. Exploration and development costs include applicable depreciation of support equipment and facilities used in those activities, rather than the expenditures to acquire such assets. Development costs incurred in Europe during 1994 for the Captain Field include
$59 million which was recovered during 1995 in a sale of incomplete construction on property to be leased by Texaco. (See Note 9.)

----------------------------------------------------------------------------------------------------------------------------------
                                                                 Texaco Inc. and Consolidated Subsidiaries      Equity       Total
                                                    ------------------------------------------------------  ----------  ----------
                                                                                                             Affiliate-
                                                                 Other                   Other                   Other
                                                    United     Western                 Eastern                 Eastern
                                                    States  Hemisphere      Europe  Hemisphere   Worldwide  Hemisphere
----------------------------------------------------------------------------------------------------------  ----------  ----------
(Millions of dollars)
----------------------------------------------------------------------------------------------------------------------------------

For the year ended December 31, 1995
  Proved property acquisition                     $      7       $  31     $     -      $    -    $     38      $    -    $     38
  Unproved property acquisition                         35           3           2          11          51           -          51
  Exploration                                          151          48          76         117         392          11         403
  Development                                          845          66         207         105       1,223          99       1,322
----------------------------------------------------------------------------------------------------------------------------------
    Total                                         $  1,038       $ 148     $   285      $  233    $  1,704      $  110    $  1,814
----------------------------------------------------------------------------------------------------------------------------------

For the year ended December 31, 1994
  Proved property acquisition                     $      5       $   2     $     -      $    -    $      7      $    -    $      7
  Unproved property acquisition                         13           2           -          33          48           -          48
  Exploration                                          165          19          58         110         352           9         361
  Development                                          729          43         253         108       1,133         129       1,262
----------------------------------------------------------------------------------------------------------------------------------
    Total                                         $    912       $  66     $   311      $  251    $  1,540      $  138    $  1,678
----------------------------------------------------------------------------------------------------------------------------------

For the year ended December 31, 1993
  Proved property acquisition                     $     15       $   2     $     -      $    3    $     20      $    -    $     20
  Unproved property acquisition                         15           1           -           8          24           -          24
  Exploration                                          157           9         141         111         418          10         428
  Development                                          690          29         299         119       1,137         137       1,274
----------------------------------------------------------------------------------------------------------------------------------
    Total                                         $    877       $  41     $   440      $  241    $  1,599      $  147    $  1,746
----------------------------------------------------------------------------------------------------------------------------------

            Texaco Inc. 1995 Annual Report to Stockholders Page 68.

Results of Operations - Oil and Gas Exploration and Producing Activities
========================================================================

The results below solely relate to Texaco's exploration for and net production of liquids and natural gas reserves. They exclude special items (includ-ing the effect associated with the adoption of SFAS 121, which resulted in a net-of-tax non-cash charge against 1995 earnings of $496 million, prin-cipally in the United States) and operating earnings related to the sale of purchased oil and gas, equity earnings of certain affiliates, liquids and gas trading activity, general overhead, and miscellaneous operating income. Related estimated income tax expense was computed by applying the statu-tory income tax rates, including state and local income taxes, to the pre-tax results of operations and reflects applicable credits and allowances.

----------------------------------------------------------------------------------------------------------------------------------
                                                                 Texaco Inc. and Consolidated Subsidiaries      Equity       Total
                                                    ------------------------------------------------------  ----------  ----------
                                                                                                             Affiliate-
                                                                 Other                   Other                   Other
                                                    United     Western                 Eastern                 Eastern
                                                    States  Hemisphere      Europe  Hemisphere   Worldwide  Hemisphere
----------------------------------------------------------------------------------------------------------  ----------  ----------
(Millions of dollars)
----------------------------------------------------------------------------------------------------------------------------------

For the year ended December 31, 1995
Gross revenues from:
  Sales and transfers to affiliates and to
    divisions and subsidiaries within Texaco      $  2,652       $   -     $   394      $  613    $  3,659      $  583    $  4,242
  Sales to unaffiliated entities                       291         127         485         131       1,034          35       1,069
Production costs                                      (951)        (45)       (314)       (198)     (1,508)       (169)     (1,677)
Exploration expenses                                   (87)        (35)        (79)        (96)       (297)         (9)       (306)
Depreciation, depletion and amortization              (682)        (20)       (293)       (109)     (1,104)        (94)     (1,198)
Other expenses                                        (254)         (6)          -         (24)       (284)        (13)       (297)
----------------------------------------------------------------------------------------------------------------------------------
Results before estimated income taxes                  969          21         193         317       1,500         333       1,833
Estimated income taxes                                (295)        (14)        (74)       (260)       (643)       (177)       (820)
----------------------------------------------------------------------------------------------------------------------------------
    Net results                                   $    674       $   7     $   119      $   57    $    857      $  156    $  1,013
----------------------------------------------------------------------------------------------------------------------------------

For the year ended December 31, 1994
Gross revenues from:
  Sales and transfers to affiliates and to
    divisions and subsidiaries within Texaco      $  2,672       $   -     $   336      $  491    $  3,499      $  514    $  4,013
  Sales to unaffiliated entities                       403         129         448         113       1,093          24       1,117
Production costs                                    (1,100)        (41)       (325)       (198)     (1,664)       (163)     (1,827)
Exploration expenses                                  (115)        (17)        (53)       (115)       (300)         (9)       (309)
Depreciation, depletion and amortization              (934)        (29)       (295)        (96)     (1,354)        (74)     (1,428)
Other expenses                                        (249)         (8)          -         (27)       (284)        (27)       (311)
----------------------------------------------------------------------------------------------------------------------------------
Results before estimated income taxes                  677          34         111         168         990         265       1,255
Estimated income taxes                                (217)        (31)        (43)       (130)       (421)       (131)       (552)
----------------------------------------------------------------------------------------------------------------------------------
    Net results                                   $    460       $   3     $    68      $   38    $    569      $  134    $    703
----------------------------------------------------------------------------------------------------------------------------------

For the year ended December 31, 1993
Gross revenues from:
  Sales and transfers to affiliates and to
    divisions and subsidiaries within Texaco      $  2,945       $   -     $   184      $  457    $  3,586      $  486    $  4,072
  Sales to unaffiliated entities                       464         130         350          98       1,042          23       1,065
Production costs                                    (1,203)        (50)       (252)       (205)     (1,710)       (146)     (1,856)
Exploration expenses                                  (102)        (13)        (76)        (92)       (283)         (9)       (292)
Depreciation, depletion and amortization              (967)        (28)       (164)        (93)     (1,252)        (64)     (1,316)
Other expenses                                        (213)        (11)          -         (21)       (245)         (4)       (249)
----------------------------------------------------------------------------------------------------------------------------------
Results before estimated income taxes                  924          28          42         144       1,138         286       1,424
Estimated income taxes                                (303)        (23)         (6)       (115)       (447)       (152)       (599)
----------------------------------------------------------------------------------------------------------------------------------
    Net results                                   $    621       $   5     $    36      $   29    $    691      $  134    $    825
----------------------------------------------------------------------------------------------------------------------------------

            Texaco Inc. 1995 Annual Report to Stockholders Page 69.

Average Sales Prices and Production Costs - Per Unit
====================================================

Average sales prices per unit are based upon the gross revenues reported in the Results of Operations - Oil and Gas Exploration and Producing Activities table. Average production costs per composite barrel include related depreciation, depletion and amortization of support equipment and facilities. It also includes cash lifting costs, excluding payments for royal-ties and income taxes. However, users of this information are cautioned that such income taxes and royalties substantially add to the total cost of pro-ducing operations and substantially reduce the profitability and cash flow from such operations.

----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Average sales prices
                          -----------------------------------------------------------------------------
                            Crude oil     Natural    Crude oil       Natural     Crude oil      Natural
                          and natural     gas per   and natural      gas per   and natural      gas per           Average
                          gas liquids    thousand   gas liquids     thousand   gas liquids     thousand       production costs
                           per barrel  cubic feet    per barrel   cubic feet    per barrel   cubic feet    (per composite barrel)
-------------------------------------------------  -------------------------  -------------------------  -------------------------
                                             1995                       1994                       1993     1995     1994     1993
-------------------------------------------------  -------------------------  -------------------------  -------------------------

United States                  $14.25       $1.62        $12.81        $1.87        $13.61        $2.07    $3.97    $4.33    $4.60
Other Western Hemisphere        13.34         .87         10.94          .87         11.11          .89     2.92     2.66     3.06
Europe                          16.57        2.50         15.24         2.17         16.06         2.33     6.08     6.01     8.58
Other Eastern Hemisphere        15.90        2.61         14.58         2.70         15.18         2.58     4.30     4.92     5.49
Affiliate -
  Other Eastern Hemisphere      14.05           -         11.96            -         13.45            -     3.37     3.13     3.21
----------------------------------------------------------------------------------------------------------------------------------

Standardized Measure of Discounted Future Net Cash Flows
========================================================

The following table shows estimated future net cash flows from future pro-duction of net developed and undeveloped proved reserves of crude oil, nat-ural gas liquids and natural gas (including amounts applicable to a long-term purchase arrangement); therefore, reserves exclude the royalty inter-ests of others. As prescribed by SFAS 69, such future net cash flows were estimated using year-end prices, costs, and tax rates, and a 10% annual dis-count factor. Future production costs are based upon current year costs used uniformly throughout the life of the reserves. Future development costs include restoration and abandonment costs, net of residual salvage value. Estimated future income taxes were computed by applying the statutory income tax rates, including state and local taxes, to the future pre-tax net cash flows less appropriate tax deductions, giving effect to tax credits. Effective tax rates were used for certain foreign areas.
      Texaco is presenting this information in accordance with the requirements of SFAS 69 and has exercised all due care in developing the data. It is necessary to caution investors and other users of the information to avoid its simplistic use. While the intent of this disclosure is to provide a common benchmark to help financial statement users project future cash flows and compare companies, users should note the following: data in this table excludes the effect of future changes in prices, costs, and tax rates which past experience indicates will occur. Such future changes could significantly impact the disclosed discounted net cash flows. The data also excludes the estimated net cash flows from reserves that are yet to be proved. Extensive judgment is used to estimate the timing of production and future costs over the remaining life of the reserves utilized in developing this disclosure. Values can be distorted by the use of year-end prices that may reflect seasonal factors or unpredictable distortions from wars and other significant world events. For all the preceding reasons, this disclosure is not necessarily indicative of Texaco's perception of the future cash flows to be derived from underground reserves.

            Texaco Inc. 1995 Annual Report to Stockholders Page 70.

----------------------------------------------------------------------------------------------------------------------------------
Standardized Measure of Discounted Future Net Cash Flows
----------------------------------------------------------------------------------------------------------------------------------
                                                                 Texaco Inc. and Consolidated Subsidiaries      Equity       Total
                                                    ------------------------------------------------------  ----------  ----------
                                                                                                             Affiliate-
                                                                 Other                   Other                   Other
                                                    United     Western                 Eastern                 Eastern
                                                    States  Hemisphere      Europe  Hemisphere   Worldwide  Hemisphere
----------------------------------------------------------------------------------------------------------  ----------  ----------
(Millions of dollars)
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1995
  Future cash inflows from sale of oil and gas    $ 28,603      $2,144     $ 8,753     $ 7,820    $ 47,320     $ 5,357    $ 52,677
  Future production costs                           (8,232)       (628)     (2,150)     (2,210)    (13,220)     (1,448)    (14,668)
  Future development costs                          (2,618)       (181)     (1,352)       (439)     (4,590)       (515)     (5,105)
  Future income tax expense                         (5,505)       (573)     (1,457)     (3,862)    (11,397)     (1,799)    (13,196)
----------------------------------------------------------------------------------------------------------------------------------
  Net future cash flows before discount             12,248         762       3,794       1,309      18,113       1,595      19,708
  10% discount for timing of future cash flows      (4,988)       (375)     (1,502)       (418)     (7,283)       (553)     (7,836)
----------------------------------------------------------------------------------------------------------------------------------
  Standardized measure:
    discounted future net cash flows              $  7,260      $  387     $ 2,292     $   891    $ 10,830     $ 1,042    $ 11,872
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1994
  Future cash inflows from sale of oil and gas    $ 26,545      $1,568     $ 6,933     $ 6,006    $ 41,052     $ 4,664    $ 45,716
  Future production costs                           (9,374)       (609)     (2,434)     (2,567)    (14,984)     (1,393)    (16,377)
  Future development costs                          (3,011)       (134)     (1,372)       (354)     (4,871)       (193)     (5,064)
  Future income tax expense                         (3,968)       (361)       (966)     (2,229)     (7,524)     (1,632)     (9,156)
----------------------------------------------------------------------------------------------------------------------------------
  Net future cash flows before discount             10,192         464       2,161         856      13,673       1,446      15,119
  10% discount for timing of future cash flows      (4,313)       (155)       (814)       (271)     (5,553)       (554)     (6,107)
----------------------------------------------------------------------------------------------------------------------------------
  Standardized measure:
    discounted future net cash flows              $  5,879      $  309     $ 1,347     $   585    $  8,120     $   892    $  9,012
----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1993
  Future cash inflows from sale of oil and gas    $ 24,897      $1,373     $ 5,444     $ 4,044    $ 35,758     $ 4,113    $ 39,871
  Future production costs                          (10,678)       (774)     (3,023)     (1,879)    (16,354)     (1,573)    (17,927)
  Future development costs                          (2,831)       (166)     (1,060)       (418)     (4,475)       (636)     (5,111)
  Future income tax expense                         (3,060)       (156)       (487)     (1,228)     (4,931)     (1,009)     (5,940)
----------------------------------------------------------------------------------------------------------------------------------
  Net future cash flows before discount              8,328         277         874         519       9,998         895      10,893
  10% discount for timing of future cash flows      (3,231)       (113)       (305)       (168)     (3,817)       (349)     (4,166)
----------------------------------------------------------------------------------------------------------------------------------
  Standardized measure:
    discounted future net cash flows              $  5,097      $  164     $   569     $   351    $  6,181     $   546    $  6,727
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Changes in the Standardized Measure of Discounted Future Net Cash Flows
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Total Including Equity
                                                                     Texaco Inc. and Consolidated                     in Affiliate-
                                                                           Subsidiaries-Worldwide         Other Eastern Hemisphere
-------------------------------------------------------------------------------------------------  -------------------------------
(Millions of dollars)                                                  1995       1994       1993       1995       1994       1993
-------------------------------------------------------------------------------------------------  -------------------------------

Standardized measure - Beginning of year                            $ 8,120    $ 6,181    $ 8,894    $ 9,012    $ 6,727    $ 9,716
  Sales of minerals-in-place                                           (679)      (104)      (211)      (679)      (104)      (211)
----------------------------------------------------------------------------------------------------------------------------------
                                                                      7,441      6,077      8,683      8,333      6,623      9,505
  Changes in ongoing oil and gas operations:
    Sales and transfers of produced oil and gas, net of
      production costs during the period                             (3,185)    (2,932)    (2,918)    (3,634)    (3,307)    (3,281)
    Net changes in prices, production and development costs           4,265      3,024     (5,512)     4,564      3,707     (6,001)
    Extensions, discoveries and improved recovery,
      less related costs                                              1,770      1,355        955      1,891      1,479        963
    Development costs incurred during the period                      1,223      1,133      1,137      1,322      1,262      1,274
    Timing of production and other changes                             (733)      (618)      (488)      (677)      (648)      (564)
    Revisions of previous quantity estimates                            988        537        725        990        626        787
    Purchases of minerals-in-place                                       42          7          6         42          7          6
    Accretion of discount                                             1,238        907      1,398      1,428      1,023      1,566
    Net change in discounted future income taxes                     (2,219)    (1,370)     2,195     (2,387)    (1,760)     2,472
----------------------------------------------------------------------------------------------------------------------------------
Standardized measure - End of year                                  $10,830    $ 8,120    $ 6,181    $11,872    $ 9,012    $ 6,727
----------------------------------------------------------------------------------------------------------------------------------

            Texaco Inc. 1995 Annual Report to Stockholders Page 71.

----------------------------------------------------------------------------------------------------------------------------------
Texaco Inc. and Subsidiary Companies
----------------------------------------------------------------------------------------------------------------------------------
Selected Quarterly Financial Data
----------------------------------------------------------------------------------------------------------------------------------
                                                       First    Second     Third    Fourth     First    Second     Third    Fourth
                                                     Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
------------------------------------------------------------------------------------------  --------------------------------------
(Millions of dollars)                                                                 1995                                    1994
------------------------------------------------------------------------------------------  --------------------------------------

Revenues
Sales and services                                    $8,585    $9,031    $8,621   $ 9,314    $7,232    $7,865    $8,725    $8,718
Equity in income of affiliates, interest,
  asset sales and other                                  482       228       193       333       202       135       235       241
----------------------------------------------------------------------------------------------------------------------------------
                                                       9,067     9,259     8,814     9,647     7,434     8,000     8,960     8,959
----------------------------------------------------------------------------------------------------------------------------------
Deductions
Purchases and other costs                              6,526     6,980     6,556     7,175     5,183     5,787     6,461     6,500
Operating expenses                                       731       696       713       767       731       790       818       730
Selling, general and administrative expenses             371       377       411       421       391       472       366       450
Maintenance and repairs                                   88        96        88       103        90        95        97       108
Exploratory expenses                                      55        59        66       109        66        90        52        99
Depreciation, depletion and amortization                 397       348       346     1,294       408       431       445       451
Interest expense, taxes other than income
  taxes and minority interest                            265       256       248       259       258       248       265       267
----------------------------------------------------------------------------------------------------------------------------------
                                                       8,433     8,812     8,428    10,128     7,127     7,913     8,504     8,605
----------------------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations
  before income taxes                                    634       447       386      (481)      307        87       456       354
Provision for (benefit from) income taxes                216       176        96      (230)      105       (28)      175       (27)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations             418       271       290      (251)      202       115       281       381
Gain (loss) on disposal of discontinued operations         -         -         -         -         -       (87)        -        18
Cumulative effect of accounting change                  (121)        -         -         -         -         -         -         -
----------------------------------------------------------------------------------------------------------------------------------
Net income                                            $  297    $  271    $  290   $  (251)   $  202    $   28    $  281    $  399
----------------------------------------------------------------------------------------------------------------------------------

Per common share (dollars)
  Net income (loss)
    Continuing operations                             $ 1.55    $  .99    $ 1.06   $ (1.02)   $  .69    $  .35    $  .98    $ 1.42
    Discontinued operations                                -         -         -         -         -      (.34)        -       .07
  Cumulative effect of accounting change                (.47)        -         -         -         -         -         -         -
----------------------------------------------------------------------------------------------------------------------------------
Net income                                            $ 1.08    $  .99    $ 1.06   $ (1.02)   $  .69    $  .01    $  .98    $ 1.49
----------------------------------------------------------------------------------------------------------------------------------

Fourth quarter 1995 results include a pre-tax charge of $959 million, primarily to depreciation, depletion and amortization, due to the adoption of SFAS 121. (Refer to Note 2 - Changes in Accounting Principles for further details.) On an after-tax basis, this charge amounted to $639 million. First quarter results include the reclassification of a $121 million charge for the write-down of properties held for sale at January 1, 1995, from "Income from continuing operations" to "Cumulative effect of accounting change." Also, results for the first three quarters of 1995 have been restated, primarily to reflect the reversal of depreciation, deple-tion and amortization of assets held for sale.

See accompanying notes to consolidated financial statements.

            Texaco Inc. 1995 Annual Report to Stockholders Page 72.

----------------------------------------------------------------------------------------------------------------------------------
Texaco Inc. and Subsidiary Companies
----------------------------------------------------------------------------------------------------------------------------------
Five-Year Comparison of Selected Financial Data
----------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                             1995       1994       1993       1992       1991
----------------------------------------------------------------------------------------------------------------------------------

For the Year:
Revenues from continuing operations                                            $36,787    $33,353    $34,071    $36,530    $37,162
Net income (loss) before cumulative effect of accounting changes
  Continuing operations                                                        $   728    $   979    $ 1,259    $ 1,038    $ 1,292
  Discontinued operations                                                            -        (69)      (191)       (26)         2
Cumulative effect of accounting changes                                           (121)         -          -       (300)         -
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                     $   607    $   910    $ 1,068    $   712    $ 1,294
----------------------------------------------------------------------------------------------------------------------------------
Per common share (dollars)
  Net income (loss) before cumulative effect of accounting changes
    Continuing operations                                                      $  2.57    $  3.43    $  4.47    $  3.63    $  4.60
    Discontinued operations                                                         -        (.26)      (.73)      (.10)       .01
  Cumulative effect of accounting changes                                         (.47)         -          -      (1.16)         -
----------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                    $ 2.10    $  3.17    $  3.74    $  2.37    $  4.61
----------------------------------------------------------------------------------------------------------------------------------
  Dividends                                                                     $ 3.20    $  3.20    $  3.20    $  3.20    $  3.20
Total cash dividends paid on common stock                                       $  832    $   830    $   828    $   828    $   827

At End of Year:
Total assets                                                                   $24,937    $25,505    $26,626    $25,992    $26,182
Debt and capital lease obligations
  Short-term                                                                   $   737    $   917    $   669    $   140    $ 1,331
  Long-term                                                                      5,503      5,564      6,157      6,441      5,173
----------------------------------------------------------------------------------------------------------------------------------
Total debt and capital lease obligations                                       $ 6,240    $ 6,481    $ 6,826    $ 6,581    $ 6,504
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

            Texaco Inc. 1995 Annual Report to Stockholders Page 73.

-------------------------------------------------------------------------------
Texaco Inc. and Subsidiary Companies
-------------------------------------------------------------------------------
Investor Information
-------------------------------------------------------------------------------

Stockholder Communications
--------------------------

For information about Texaco                Security analysts and
or assistance with your                     institutional investors
account, please contact:                    should contact:
  Texaco Inc.                                 Elizabeth P. Smith
  Investor Services                           Vice President, Texaco Inc.
  2000 Westchester Avenue                     Phone: (914) 253-4478
  White Plains, NY 10650-0001                 E-mail address:smithep@texaco.com
  Phone: 1-800-283-9785
  Fax: (914) 253-6286

Common Stock Market and Dividend Information
--------------------------------------------

Texaco Inc. common stock (symbol TX) is traded principally on the New York Stock Exchange. As of February 22, 1996, there were 198,591 stockholders of record. Texaco's common stock price reached a 26-year high of $80.50 during the fourth quarter of 1995 and closed at $78.50, providing a total return to Texaco stockholders of more than 37% for the year.

-------------------------------------------------------------------------------
                                       Common Stock Price Range       Dividends
                             ----------------------------------  --------------
                             High       Low      High       Low
-------------------------------------------  ------------------  --------------
                                       1995                1994    1995    1994
-------------------------------------------  ------------------  --------------
First Quarter              $66.75    $59.75    $68.13    $61.50    $.80    $.80
Second Quarter              69.63     64.25     66.00     60.00     .80     .80
Third Quarter               67.63     62.75     64.25     58.13     .80     .80
Fourth Quarter              80.50     64.00     65.50     59.38     .80     .80
-------------------------------------------------------------------------------

Stock Transfer Agent
--------------------
Texaco Inc.
Investor Services
2000 Westchester Avenue
White Plains, NY 10650-0001
Phone: 1-800-283-9785
Fax:   (914) 253-6286

NY Drop Agent
-------------
Chemical Mellon Shareholder Services
120 Broadway - 13th Floor
New York, NY 10271
Phone: 1-800-526-0801
Fax:   (212) 571-0871

Co-Transfer Agent
-----------------
Montreal Trust Company
151 Front Street West -8th Floor
Toronto, Ontario, Canada M5J 2N1
Phone: 1-800-663-9097
Fax:   (416) 981-9507

Annual Meeting
--------------
Texaco Inc.'s Annual Stockholders Meeting will be held at the Hyatt
Regency Houston, 1200 Louisiana Street, Houston, Texas 77002, on Tuesday,
May 14, 1996. A formal notice of the meeting, together with a proxy statement and proxy form, is being mailed to stockholders with this Report.

Investor Services Plan
----------------------
Our Investor Services Plan offers a variety of benefits to individuals seek-ing an easy way to invest in Texaco Inc. common stock. Enrollment in the Plan is open to anyone, and all investors may make initial investments directly through the company. The Plan features dividend reinvestment, optional cash investments and custodial service for stock certificates. Texaco's Investor Services Plan is an excellent way to start an investment program for friends or family members. For a complete informational package, including a Plan prospectus, call 1-800-283-9785.

Publications for Stockholders
-----------------------------
IN ADDITION TO THE ANNUAL REPORT, TEXACO ISSUES SEVERAL FINANCIAL AND INFORMATIONAL PUBLICATIONS WHICH ARE AVAILABLE FREE OF CHARGE TO INTERESTED STOCKHOLDERS ON REQUEST FROM INVESTOR SERVICES AT THE ABOVE ADDRESS:
   TEXACO INC.'S 1995 ANNUAL REPORT ON FORM 10-K FILED WITH THE U.S.
       SECURITIES AND EXCHANGE COMMISSION.
   Financial and Operational Supplement - Comprehensive data on
       Texaco's 1995 activities.
   Texaco Foundation 1995 Annual Report - Information on charitable contributions to select tax-exempt organizations in the U.S.
   Equal Opportunity and Texaco: A Report - A description of Texaco's programs that foster equal employment opportunity.
   Environment, Health and Safety Review - A periodic report on
       Texaco's programs, policies and results in these critical areas of corporate responsibility.

Look for additional information on Texaco's Internet home page:
  http://www.texaco.com

            Texaco Inc. 1995 Annual Report to Stockholders Page 74.