Form 10-K, Exhibit 13
period 1996-12-31
TEXACO INC
filed 1997-03-27
CIK 97349

EXHIBIT 13

EXPLORATION
AND PRODUCTION

ITEM A1
Exploration and
Production -- Total
Operating Earnings
MILLIONS OF DOLLARS

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A1.]



TEXACO'S UPSTREAM OPERATIONS form the foundation for our growth strategies as a financially successful energy company in the 21st century. Our dynamic and balanced asset portfolio is comprised of exploration and/or production (E&P) activities in 25 countries on six continents.

As we align our worldwide E&P businesses to become more nimble and efficient, our strategies remain constant: extract maximum value from our core producing assets; leverage technology and alliances; and invest in growth opportunities to increase shareholder value.

     Between 1997 and 2001, Texaco plans to spend 65% of our $24.3 billion capital and exploratory budget on upstream activities to grow production and seize new opportunities.

     Higher oil and natural gas prices, growth in worldwide production, and rigorous expense control contributed to increased 1996 upstream performance. Total upstream operating earnings increased 153% over the previous year, and worldwide production rose 3% over 1995. We replaced worldwide combined liquids and gas production at a rate of 113% and continued to grow our asset base for the future.

     Increased exploratory activity and lease acquisitions in 1996 raised our per-barrel finding and development costs to $4.89. For the three-year period, 1994-1996, our costs were a competitive $3.89. We lowered 1996 lease operating expenses per barrel of oil equivalent from $4.01 to $3.96.

     To continue the strong 1996 performance of our upstream units and to drive our growth strategies, we have reorganized our upstream operations and formed the Worldwide Exploration and Production unit, effective January 1, 1997. With four key units - Exploration, North America Production, International Production and New Business Development - the global team is dedicated to identifying new opportunities and squeezing more value out of our core assets through technology and cost efficiencies.

PROFITABLE PRODUCTION LEADS U.S. UPSTREAM EARNINGS RECORDS

Texaco's U.S. upstream operations earned a record $1.1 billion, helped by strong oil and gas prices, production growth and continuing expense control. Return on capital employed rose from 15% in 1995 to 24% in 1996.

     In the U.S., we produced 667,000 barrels of oil equivalent daily in 1996, 2.5% above 1995 levels. Our daily increase of 16,000 barrels of

                           Exploration and Production

ITEM A2
Major projects onshore Louisiana & Gulf of Mexico

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A2.]


ITEM A3
Lease Operating
Expenses -- U.S.
COST PER BARREL OF OIL EXTRACTED

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A3.]



oil equivalent ranked among the best of our peer companies.

     Higher oil prices and technology triggered an industry-wide increase in upstream activity in 1996. Despite the rising cost of rig leases, fuel and services, Texaco continued to contain costs through effective teamwork and alliances. Since 1993, we have lowered our U.S. lease operating expenses by $0.78 per barrel, exceeding our target of cutting $0.50 per barrel.

     Texaco people understand our goals and strategies. Teamwork and technology application, combined with swift execution of focused plans, contributed to results such as those in our New Orleans-based Onshore Region. There, teams added new value to some of our longest-producing assets by designing and implementing a program to revitalize Texaco's fields in the coastal waters of Louisiana. Additional capital, better technologies and our multi-year investment commitment to revitalize properties in Louisiana have helped us pump more and more oil out of these mature coastal fields.

     Using 3-D seismic surveys and improved data-processing techniques, our geoscientists found large, untapped reserves of hydrocarbons in several mature fields in South Louisiana where we have well-established pipeline infrastructure and gas gathering systems. In 1996, discovery of a new reservoir in our Lake Barre field in Terrebonne Bay pushed Lake Barre's oil production to a 15-year high.

     For our Onshore Region, the aggregate success of its teams has turned what was a marginal business in 1994 into a major earnings contributor.

DRILLING MORE AND DRILLING DEEPER

[Call-out language appears top of page.]
Our aggressive lease-acquisition
program in the deepwater
Gulf of Mexico increased our
acreage in this important area
of exploration.

Beyond the Continental Shelf in the Gulf of Mexico, we are appraising and developing Petronius, Gemini and Fuji - three deepwater discoveries announced in late 1995. We also moved from fifth to third place in deepwater lease-acreage position versus our competitors. With the 1996 acquisition of 149 new leases in water depths greater than 1,300 feet, we now have 271 exploratory leases and 87 undrilled prospects in the Gulf.

     We expect to bring Texaco-operated Petronius (50% Texaco) onstream in early 1999, with peak daily production rates of up to 60,000 barrels of oil and 100 million cubic feet of natural gas, less than four years after the field's initial discovery. Texaco teams, working side-by-side with our partner, Marathon Oil, and contractors began constructing the 1,870-foot compliant tower for the drilling and production platform in more than 1,700 feet of water. We expect development work on another recent deepwater discovery, Arnold, to be completed in 1998.

     Our alliance strategy has helped us overcome a hurdle faced by many competitors in the deepwater Gulf: a drilling rig shortage created by heavy demand for this equipment.


                           Exploration and Production

ITEM A4
Net Production of
Crude Oil -- Kern River
THOUSANDS OF BARRELS A DAY

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A4.]



Anticipating the tight market for drilling rigs, we contracted with Diamond Offshore Drilling, Inc., to upgrade an existing semi-submersible drilling rig, outfitting it for drilling in water depths of up to 4,500 feet. The contract gives us exclusive use of the rig, rechristened Ocean Star, for three years. The rig will begin drilling delineation wells on Texaco's Fuji prospect in early 1997 to determine the extent of the reserves. The Ocean Star will enable us to continue exploration of other high-potential deepwater prospects through the end of the century.

LEADING TECHNOLOGY ALLIANCES AND APPLICATIONS

[Call-out language appears top of this page.]
Our geoscientists, research
scientists and engineers partner
with operating units throughout
the company, applying
technology to business needs.

Technology alliances help us reduce costs and manage risk. As we share costs and innovations with partners, our people focus on technology application.

     Project DeepStar, for example, is helping the industry manage the risk and minimize the costs of producing oil and gas in deep water. In 1992, Texaco led DeepStar's formation as a technology consortium of oil and gas companies, vendors, contractors and government agencies. DeepStar's mission is joint technology development for producing hydrocarbon reserves in 3,000 to 6,000 feet of water.

     We are applying DeepStar advances in drilling, subsea completion and production systems in developing prospects such as Gemini and Fuji - both in water depths greater than 3,300 feet. Following successful tests on the Gemini (60% Texaco) discovery well in 1996, we accelerated development plans, drawing heavily on DeepStar solutions to the problem of pushing oil and gas up a steep, underwater slope to existing production platforms in the Continental Shelf area. We began delineation drilling on Gemini in late 1996.

     Just as DeepStar finds solutions to industry-wide deepwater challenges, our own Technology Division provides solutions when and where they are needed by our operating units. Technology solutions are shared and integrated across disciplines, across organizations and across the globe. For example, our deepwater exploration and development teams in the Gulf of Mexico draw on the technology and expertise of teams working in the U.K. North Sea and, in turn, share DeepStar solutions with their Texaco colleagues in the U.K.

     At our 100-year-old Kern River field in California, advances in steamflood technology increased 1996 production to 94,000 barrels of oil a day, up nearly 15% in the last two years. And we continued to lower per-barrel operating expenses. Kern River exchanges technology applications with our affiliate-owned Duri field in Indonesia, where similar methods of enhanced oil recovery are expected to increase total production to 330,000 barrels a day by 1999. Texaco's share will be about 60,000 barrels daily.

     We also apply upstream technologies in downstream units. Several years ago, Texaco engineers at Kern River designed and patented a device called the SpliTigatorTM to solve hydraulic problems in the field's steamflood operations. This system delivers the optimal amounts of steam to move Kern's heavy oil through the reservoir. In 1996, we applied this innovation to our Pembroke refinery in Wales. Here, the SpliTigatorTM solved a problem in distributing the flow of hydrogen and oil in the hydrotreater unit, thus avoiding costly alternatives.

                           Exploration and Production

FAST-TRACKING  INTERNATIONAL
PRODUCTION


ITEM A5
Major projects in the North Sea

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A5.]


ITEM A6
Net Production of Crude
Oil and Natural
Gas Liquids -- PNZ
THOUSANDS OF BARRELS A DAY

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A6.]



To reach our near-term growth objectives of increasing global oil and gas production by some 50% by 2001 and doubling Texaco's 1995 earnings by 2000, we are extracting maximum value from current core producing assets such as those in the North Sea, Indonesia and the Partitioned Neutral Zone (PNZ) between Saudi Arabia and Kuwait. We also are accelerating development of new fields and exercising continuous control over operating costs.

     In the U.K. North Sea, we increased production up-time at our platforms, improved maintenance practices and formed strategic alliances with contractors and suppliers. As a result, we reduced per-barrel lifting costs from $7.70 in 1990 to $4.92 in 1996.

     Cost efficiency and technology application drive our design of new projects such as the Captain field. We have applied technologies such as electric submersible pumps, horizontal drilling sections up to 6,000 feet, and a floating production, storage and offloading vessel to drive down costs.

     Captain, with its accelerated development program begun in late 1994, came onstream in early 1997. We expect Captain to pump 60,000 barrels a day of total new production. The return on investment is expected to be about 25%.

     Other projects are bringing new and increased production onstream:

     o In the North Sea, Texaco's 50%-owned Erskine field uses technology we developed for producing natural gas under high-pressure/high-temperature conditions in the Gulf of Mexico. Erskine is slated to be onstream in the fourth quarter of 1997. We expect new total daily production of 85 million cubic feet of gas and 22,000 barrels of condensate, increasing to 95 million cubic feet of gas in 1998.

     o An accelerated, phased revitalization program in the PNZ is raising production (50% Texaco) in this core asset area. We expect the overall program to increase total daily production of crude oil and natural gas liquids in the PNZ to 300,000 barrels by 1999.

     o In Indonesia, our 50%-owned affiliate P.T. Caltex Pacific Indonesia (CPI) is using steamflood technology to increase the Duri field's total daily production from 280,000 barrels in 1996 to an anticipated 330,000 barrels in 1999.

     o In the South China Sea, the CACT operating consortium - the China National Offshore Oil Company, Agip, Chevron and Texaco - raised 1996 production to 99,000 barrels a day, of which Texaco's share is 16%. In 1996, CACT also had a new oil discovery in the Huizhou area in the Pearl River Mouth Basin.

     o Offshore Trinidad, we increased production and earnings in 1996. Coming onstream in the first quarter, the Dolphin field (50% Texaco), with its seven wells, was producing the daily contract rate of 87 million cubic feet of gas by year-end. Dolphin has 892 billion cubic feet of gas reserves, and we plan to


                           Exploration and Production

ITEM A7
1996 Capital and
Exploratory
Expenditures --
Upstream
MILLIONS OF DOLLARS

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A7.]


ITEM A8
1997 Planned Capital
and Exploratory
Expenditures --
Upstream
MILLIONS OF DOLLARS

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A8.]


ITEM A9
Major projects in Colombia, Trinidad and Venezula

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A9.]



produce at a total daily peak rate of 275 million cubic feet by 2003.

     o Colombia's offshore Guajira gas fields (50% Texaco) also increased earnings and were producing 385 million cubic feet per day by year-end. In October, we completed construction of a second platform, Chuchupa-B, where we will leverage our expertise in horizontal drilling. Our partnership with the national oil company, Ecopetrol, produces 75% of Colombia's gas from the Guajira fields, and the second platform at Chuchupa allows us to increase production to meet growing demand.

     o In West Africa, the addition of five new fields in Angola during 1996 brought total production from the offshore Angolan block that we operate (20% Texaco) to 95,000 barrels a day, up from 59,000. During 1996, a horizontal drilling program raised total daily production from our Nigerian interests (20% Texaco) from 54,000 barrels to 69,000.

     Our longer-term strategies for growth include accelerating the development of discovered reserves in core areas, creating alliances and leveraging technologies.

     Offshore northwest Australia, Texaco is a partner in the planned development of the giant Gorgon, Chrysaor and Dionysus gas fields, which are among the world's most significant recent natural gas discoveries. The three fields can supply a two-train liquefied natural gas (LNG) project to fuel the rapidly growing natural gas market in the Pacific Rim. In 1997, we will study and consider our options to join in the planned expansion of the Northwest Shelf joint venture's existing LNG project or to develop a grassroots facility to manufacture LNG from the three fields.

     Our Mariner prospect in the U.K. North Sea contains reserves of heavy crude oil, similar to Captain, and is part of Texaco's corporate-wide initiative to commercialize our extensive reserves of heavy oil - crudes with high sulfur or acid content or very high viscosity, which require enhancement in the refining process.

     In Venezuela, we are leveraging our heavy-oil expertise through a 20% interest in a partnership with ARCO, Phillips Petroleum and Corpoven - a subsidiary of the national oil company. In 1996, the partners agreed to pursue the development of extra-heavy crude oil in the Hamaca region of Venezuela's oil-rich Orinoco Belt. We anticipate initial production from the project in 1999. The partnership plans to transport Hamaca's production to a new upgrading plant on Venezuela's Caribbean coast, where it will be processed into a lighter crude and exported.

     In Russia, the Timan Pechora Company (TPC), owned by Texaco, Amoco, Exxon and Norsk Hydro, moved closer to approval of a production-sharing agreement to develop reserves of the Timan Pechora Basin, about 1,100 miles northeast of Moscow. In December, TPC signed a protocol with the Russian Federation in advance of submitting a draft production-sharing agreement to national and local governments for final approval. TPC has also agreed to a Russian participation of 20%.


                           Exploration and Production

INVESTING IN HIGH-IMPACT
EXPLORATION

ITEM A10
Net Production of
Natural Gas Available
for Sale -- Latin America
MILLIONS OF CUBIC FEET A DAY

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A10.]



[Call-out language appears top of this page]
Texaco's global upstream
portfolio -- backed by our strong
balance sheet, financial
flexibility and focused strategies --
drives our value growth.

Our new global exploration unit is drilling wells, assessing discoveries and acquiring additional acreage in areas we believe hold the most potential for high-impact discoveries.

     Increasingly, our focus is outside the U.S. We are raising our expenditures in exploration activities by almost $120 million in 1997 to $499 million, with about 55% earmarked for the international arena. Our 1997 drilling program will more than double the number of exploratory wells we drilled outside the U.S. in 1996. Highlights of our exploration program include:

     o Appraisal of Arnold, our latest deepwater Gulf of Mexico discovery, which would add to our success at Fuji, Gemini and Petronius.

     o An extensive drilling program in China and Southeast Asia, where we have acreage in the Gulf of Thailand and in Bohai Bay, offshore northeastern China. We are delineating our early 1997 gas discovery in the Gulf of Thailand and acquiring 3-D seismic data. Onshore China, we continue evaluating our holdings in the Tarim and Sichuan Basins.

     o Continued exploration in our core area of West Africa, where we are delineating 1996 oil and gas discoveries in Namibia, Nigeria and Angola. We plan to use 3-D visualization techniques and deepwater drilling in the nearly two million acres we acquired offshore Nigeria and Namibia in 1996.

     o Acceleration of our exploration program in Colombia and Trinidad, where we plan to drill an exploratory well in the Middle Magdalena Valley of Colombia, adjacent to recent discoveries. In Trinidad, we are exploring our existing acreage and enhancing our position near our currently producing Dolphin gas field.

     o Evaluation of our acreage in the Atlantic Margin, west of Great Britain, an area with significant oil and gas discoveries that could become a major producing region.


                           Exploration and Production

MARKETING, MANUFACTURING
AND DISTRIBUTION

ITEM A11
Manufacturing, Marketing
and Distribution -- Total
Operating Earnings
MILLIONS OF DOLLARS

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A11.]



TEXACO'S DOWNSTREAM BUSINESSES turned in mixed results in 1996, while our midstream continued to make significant contributions. In 1997, we will redouble our efforts to create our own profitability. To meet our value growth objectives, we will pursue downstream alliances, become a low-cost refiner and marketer and keep a tight grip on expense control.

In late 1996, we restructured our downstream and midstream organizations to strengthen core businesses and to focus on growth opportunities. These realigned organizations - Texaco International Marketing and Manufacturing and Global Businesses - create value by forming alliances, leveraging our global brand and investing in new projects. The new structure allows the units to share ideas, technology and best practices in the execution of their strategies.

     The Global Businesses unit will coordinate a range of Texaco's worldwide operations, which include our U.S. Downstream Operations, Caltex and Worldwide Lubricants. The unit's International Aviation Sales and Fuel and Marine Marketing groups supply marine and aviation products to customers worldwide.

RISING PROFITS IN THE U.S. DOWNSTREAM

Higher crude oil prices provided a significant challenge to our downstream business in 1996. But we achieved a 71% increase in 1996 domestic downstream earnings as a result of improved profits from refining and pipeline operations and increased sales of branded gasoline. Our U.S. operations, including our 50% joint venture, Star Enterprise, posted net operating income of $207 million in 1996, compared with $121 million the previous year.

     In line with our alliance strategy, we are discussing with Shell Oil Company the formation of a venture that would operate a combination of both companies' domestic downstream assets. The potential arrangement is a growth opportunity that capitalizes on the strengths of each company and brings significant prospects for improved efficiency and productivity. We hope to conclude a letter of intent with Shell in the first quarter of 1997.

COMPETITIVE ADVANTAGE IN MANUFACTURING

With stronger U.S. refining margins during most of 1996, our California refineries gained from the introduction of a new gasoline formulation that meets California's 1996 specifications. Star Enterprise's refineries on the East and Gulf


                   Marketing, Manufacturing and Distribution

ITEM A12
U.S. Refineries - Texaco--Star Enterprise

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A12.]


ITEM A13
Branded Gasoline
Sales -- U.S.
THOUSANDS OF BARRELS A DAY

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A13.]



Coasts benefited from their ability to convert heavy crude oil into high-value products, such as gasoline and diesel fuel.

     Texaco's refineries have achieved gains from expense control, improved efficiency and increased throughput. Our per-barrel operating expense fell 7.5% between 1993 and year-end 1996. During 1996, Star's refineries identified more than $60 million a year in permanent savings, which they expect to realize beginning in 1997.

ADDING VALUE IN THE MIDSTREAM

Our midstream subsidiary, Texaco Trading and Transportation Inc. (TTTI), transports and markets crude oil and refined products for Texaco and third-party customers. Its 1996 net operating income rose 9% over 1995.

     Over time, as U.S. onshore crude production declines, TTTI plans to move increased volumes of imported crude, expand its activities in the deepwater Gulf of Mexico, and establish new product pipeline systems.

     TTTI is a partner in the Poseidon pipeline, one of the largest-capacity pipelines built to transport crude production from recent subsalt and deepwater discoveries in the Gulf. Scheduled for 1997 completion, Poseidon expands our transportation systems in the Gulf, adds value to our deepwater acreage position and offers growth opportunities through business with third-party producers.

TARGETING PREFERRED MARKETS

[Call-out language appears top of this page]
We believe that our downstream
strategies -- and the steps we have
taken to implement them -- will
achieve competitive returns on
our assets.

In the mature U.S. fuel market, total sales volumes of Texaco-branded gasoline rose 3% in 1996. In Texaco's marketing areas in the West, Southwest and Mid-Continent regions, sales increased 6.5% over 1995 levels. Sales revenues at convenience stores in Texaco's marketing system climbed 15% during 1996.

     Our U.S. strategy for increasing market share and earnings focuses on expanding our retail system in preferred markets in high-growth areas. Typical of this program are 63 new and rebuilt retail outlets, scheduled for completion in 1997, in the growth area around Los Angeles. Each outlet features fueling facilities, a large Star Mart(R) convenience store and one or more quick-service restaurants.

     Our Global Brand Initiative's goals for training in customer service techniques and operating standards are paying off. The 1996 American consumer satisfaction index, compiled by independent researchers, ranked Texaco number one in customer satisfaction in the gasoline brand category.

     Texaco's alliance strategy helped build downstream value growth in 1996. A partnership among our retailers, wholesalers and Citibank is financing the building and revamping of Texaco retail locations and truck stops. We formed a joint venture with a Mid-Continent wholesaler to operate more cost-effectively some 60 convenience stores and other retail locations. And Texaco and Star continue to align the Texaco brand with such high-profile fast-food

                   Marketing, Manufacturing and Distribution

ITEM A14
1996 Capital
Expenditures --
Downstream
MILLIONS OF DOLLARS

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A14.]


ITEM A15
1997 Planned Capital
Expenditures --
Downstream
MILLIONS OF DOLLARS

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A15.]


brands as Burger King(R), Taco Bell(R), and Subway(R) through retail site development.

SETTING THE STANDARD IN LUBRICANTS

Texaco Lubricants  Company adds value to the Texaco brand with quality products:
Havoline Formula3 motor oil, Ursa Premium TDX heavy-duty diesel oil, the additives that distinguish CleanSystem3 gasolines, and new Havoline Extended Life Anti-Freeze/Coolant(R).

     During 1996, domestic sales of Texaco's extended-life coolant products for automobiles and heavy-duty vehicles increased our share of the U.S. coolant market to about 18%. These products - developed from original Texaco technology by our Fuels and Lubricants Technology Department in partnership with our lubricants businesses - have a useful life at least two to three times that of conventional products.

     Texaco's teams collaborated to gain approval for these coolants from the worldwide auto industry and heavy-duty equipment manufacturers. Marketed as Havoline DEX-COOL(R), the product is the factory-installed coolant in all new General Motors automobiles and light trucks sold in the U.S.

INTERNATIONAL MANUFACTURING - MEETING GLOBAL CHALLENGES

In response to weak margins and oversupply in the international refining industry, we are rationalizing our assets, striving for top-quartile performance in operating efficiency, and creating alliances to increase financial returns.

     Texaco has an equity interest in two European refineries - our wholly owned Pembroke plant in Wales and the Nerefco refinery in Rotterdam, in which Texaco's interest is 35%. We improved earnings in 1996 by better aligning our capacity with market demand and by continuing to cut expenses. Pembroke's 1996 per-barrel operating expense fell 15% against 1995 levels. Stronger margins in 1996 helped raise combined earnings from our European refineries by about $60 million over 1995.

     At Pembroke, our purchase of another company's 35% throughput entitlement in the refinery's catalytic cracking complex will give us full control over the crude slates we run at the plant, thus allowing greater flexibility in producing reformulated gasoline for sale in the U.S. and Europe. The move also will prompt the shut-down of a nearby refinery.

     Meanwhile, we are balancing Pembroke's gasoline production with an increase in Nerefco's production of middle distillates. During 1996, we accelerated plans with our partner British Petroleum to consolidate processing at Nerefco's two plants, Europoort and Pernis. Beginning in 1997, Pernis will phase out its processing to become a storage and distribution terminal. A hydrotreater will be built at Europoort to increase yields of aviation fuel and automotive diesel. It is projected that the consolidation will result in reductions of 27% in operating expenses and 55% in ongoing maintenance capital by 2000.

INTERNATIONAL MARKETING -- ALIGNED FOR GROWTH

Texaco markets refined products throughout Latin America and in regional markets in Europe and West Africa. Through our Caltex affiliate, we are actively engaged in the growth markets of Asia and the Pacific Rim.

     With our newly aligned downstream business units, we can leverage one of our most valuable assets - Texaco's brand. As part of our Global Brand
Initiative, new and rebuilt stations around the world are adopting the distinctive "Star 21" design, state-of-the-art retail technology and uniform operating standards.

                   Marketing, Manufacturing and Distribution

ITEM A16
Refined Product Sales --
Latin America
THOUSANDS OF BARRELS A DAY

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A16.]



LATIN AMERICA CAPTURES SALES AND MARKET SHARE

Texaco has a significant marketing presence throughout Central and South America and the Caribbean. At year-end 1996, sales in Latin America had increased 34% since 1993, far exceeding the region's robust 17% demand growth during that period. At the same time, operating expenses decreased by 6%.

     Net operating income from marketing in Latin America increased 14% over 1995 and 90% since 1993. Our return on capital employed in the area is 22%. We hold a strong retail market share in areas where we operate - as high as 26% in the Caribbean and Central American regions.

     The competitive Brazilian market represents our largest business in Latin America. During 1996, we expanded our retail system with more than 100 new service stations, capturing more than a full percentage point in additional market share and raising gasoline volume at year-end more than 39% above the 1993 level. Earnings in Brazil have doubled since 1993.

     We are the number-one lubricants marketer in most of the Latin American countries where we operate, and our lubes business has given us access to new fuel markets, such as Ecuador and Peru. We expect Texaco's sales in those nations to grow to some seven million barrels a year by 2000.

CREATING OUR MARGINS IN EUROPE'S CHANGING MARKETS

To address the weakness in Europe's refined product markets, we are moving quickly into new areas and leveraging our strength in lubricant sales. Our 50% Scandinavian joint venture company, Hydro Texaco, with an 18% share in its markets, is expanding into the neighboring Baltic countries. And we are increasing our presence in Poland, where we constructed our first three service stations in 1996 and added 20 new lubricants distributors.

     In the U.K., our largest European market, a price war brought margins to a historic low in 1996. To improve performance, we are reducing our retail operating expenses, as well as overhead costs, and adding retail facilities in preferred markets to grow volumes.

CALTEX -- A NEW RETAIL IMAGE

Caltex, our 50% joint venture with Chevron, operates in the expanding economies of Asia, the Pacific Rim and southern Africa. Faced with weak refining profits and increased competition in its Asian markets, Caltex is focusing on the strengths of its marketing operations. Caltex continues to assess its asset portfolio and reduce costs as it strives to become the preferred supplier in its markets.

     In 1996, Caltex sold its 50% interest in Japan's Nippon Petroleum Refining Company, Limited, to Nippon Oil Company for $2 billion. And in early 1997, Caltex announced plans to sell its 40% interest in its refinery in Bahrain. Meanwhile, its recent refinery investments - such as its 64%-owned refinery in Thailand, completed in 1996 - will supply refined products to meet the region's demand growth for petroleum products.

     During 1996, Caltex introduced a new retail image - including quick-service restaurants and convenience stores at its outlets - to attract the growing number of younger drivers and professionals such as truck and cab drivers. The company is expanding its retail networks in Korea and the Philippines, where it holds about a 30% market share, and is accelerating development of its lubricants business in China, India, Indonesia and Vietnam.

                   Marketing, Manufacturing and Distribution

GLOBAL GAS
AND POWER

ITEM A17
Revenues from Licensed
Gasificaiton Technology
MILLIONS OF DOLLARS

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A17.]



THE NEWLY FORMED Global Gas and Power unit will leverage our strength in natural gas and our experience in private power generation to profit from the energy value chain. It will benefit from U.S. deregulation and growing global demand for clean power generation.

Our downstream gas activities support our U.S. daily production of 1.7 billion cubic feet of natural gas and 81,000 barrels of natural gas liquids. Our gas infrastructure and marketing services at the Gulf Coast Star Center and the Henry Hub serve third-party producers. Earnings from our gas and liquids businesses in 1996 increased over 1995.

     Last year, we began work with our partner, MAPCO Inc., on the $300 million Discovery Project, which will gather new gas production from the Gulf of Mexico. The project includes a 150-mile pipeline and gathering system, a new onshore processing plant, and an expanded fractionator, which will process natural gas liquids.

     Another profitable link in the energy value chain is Texaco's Ferndale Storage Terminal in Washington state. With a 750,000-barrel capacity for liquefied petroleum gas (LPG), it is the West Coast's only export terminal for LPG and serves markets in Latin America and the Pacific Rim.

     We continue to apply our power generation expertise and our proprietary gasification technology to gain more value from our natural gas and liquids reserves. We operate 11 cogeneration facilities in the U.S., producing more than 1,200 megawatts of electricity for Texaco's producing fields and refineries, as well as low-cost power for sale to local utilities. These projects have reduced emissions and lowered operating costs.

     In 1996, Florida's Tampa Electric Company began operating a 250-megawatt coal-based plant using our gasification technology. A new gasification/cogeneration plant at our El Dorado, Kan., refinery converts petroleum coke into electricity and steam, making the refinery energy self-sufficient and significantly reducing the cost of handling coke. The plant soon will convert refinery wastes and reduce waste-handling costs, as well.

     In Thailand, we are working with partners to develop a 700-megawatt gas-fired combined cycle private power facility, slated for start-up in 2000.

     On the island of Java, we are helping our Indonesian affiliate build that nation's growing geothermal energy industry by constructing power plants in Darajat.

                              Global Gas and Power

ENVIRONMENT, HEALTH
AND SAFETY

ITEM A18
Lost-Time Incidence Rate
-- U.S. and Worldwide
NUMBER OF INCIDENTS PER
200,000 HOURS WORKED

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A18.]



TEXACO'S SUCCESS as a unique and growing company depends in substantial measure on how well we meet our responsibility to protect the environment, health and safety of our employees and the communities in which we operate. By integrating sound EHS practices in our business operations, we gain a competitive advantage and improve shareholder value.

We reinforce our focus through our committed management team and the development and implementation of our Worldwide EHS Standards and Guidelines. We exercise environmental and safety oversight of our operations through our three-tiered EHS Auditing Program, which consultant Arthur D. Little, Inc., declared is "among the leaders in the petroleum industry." Our Product Stewardship program incorporates EHS concerns throughout the life cycle of our products. We identify potential EHS risks and design our facilities and programs to minimize or eliminate them. We train our employees and hold them accountable for sound EHS practices. And we benchmark our activities against industry's best practices.

     While we know there is more to do, we are achieving measurable progress.

     o Putting safety first. The lost-time incidence rate for our worldwide operations in 1996 was the lowest in company history and about 60% lower than it was in 1992. Our 1996 rate of 0.55 lost-time incidents per 200,000 hours worked is 7% better than our previous best performance in 1995. Still, we are not satisfied.

     In our drive for worker safety, we are building loss-prevention practices into our operations. We have made safety a priority for all employees and contractors. Our ongoing reliability initiative is helping to eliminate operating incidents throughout the Texaco system.

     o Reducing chemical releases. From 1989 through 1995, the last year for which complete data is available, our refineries have reduced by more than 80% the chemical releases reported to the U.S. Environmental Protection Agency (EPA) under its Toxics Release Inventory (TRI) reporting requirement. We have achieved most of these reductions by making refinery investments that improve product yields and increase operating efficiencies.

     o Cutting emissions. By applying innovative technologies, we are lowering refinery emissions. Low NOx (nitrogen oxide) burners

                         Environment, Health and Safety

ITEM A19
TRMI/Star Enterprise
TRI Releases to the
Environment
MILLION POUNDS PER YEAR

[GRAPHIC/IMAGE ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A19.]



installed at our Pembroke refinery in Wales have reduced significantly emissions of both sulfur dioxide and NOx. Similar emission-control devices are expected to cut NOx emissions by more than 60% when installed at two of our cogeneration facilities in California.

     o Emergency preparedness. Our worldwide emphasis on spill prevention - in oil production, transportation, manufacturing and marketing of refined products
- has helped reduce the number and volume of leaks and spills. Between 1991 and 1996, incidents of leaks and spills were down 37%, and the volume of these leaks and spills dropped 20%.

     While prevention is our first priority, Texaco's worldwide emergency response teams are prepared to react quickly when a spill or other incident occurs. We are associated with more than 30 oil spill cooperatives, and we maintain response teams worldwide. By regularly conducting regional drills, we are well prepared to respond to an emergency. Within moments after the tanker Sea Empress ran aground near Milford Haven, Wales, in February 1996, trained Texaco employees were on the scene. Though the tanker was neither owned nor operated by Texaco, its cargo of crude oil was en route to our Pembroke refinery. Our rapid mobilization and ability to respond were reviewed favorably by the U.K. government.

CONSERVING RESOURCES AND MINIMIZING WASTE

[Call-out language appears top of page]
In our producing fields
and at our refineries, environmental
initiatives are improving the
efficiency and cost-effectiveness
of our operations.

Many of our environmental initiatives also increase the profitability of our operations. For example, we have made significant advances in managing the water generated during crude oil production. Several of our locations - including Caltex Pacific Indonesia's giant Minas field - have eliminated discharges of produced water by re-injecting it into underground reservoirs. At our Kern River field in Bakersfield, Calif., we have developed a project that reclaims millions of gallons daily of fresh produced water, which we sell for agricultural irrigation. The project makes wastewater disposal a profitable operation that is good for the environment.

     In the downstream, we have reduced disposal needs by designing processes to convert refinery wastes, used motor oil and industrial oil into valuable products. Low NOx emission-control devices being retrofitted in our California cogeneration facilities are expected to eliminate waste acid at the source by 1999, thus avoiding the need for treatment or disposal of about 40,000 tons of waste per year.

     We have designed, built and seeded a 90-acre wetland that helps our El Dorado, Kan., refinery meet its wastewater discharge limits, and provides a habitat for more than 50 species of birds, mammals and reptiles.

     For a copy of the 1996 Texaco Inc. Environment, Health and Safety Review, please write to Texaco Inc., Investor Services, 2000 Westchester Avenue, White Plains, NY 10650-0001.


                         Environment, Health and Safety

FINANCIAL AND OPERATIONAL                              Texaco Inc.
INFORMATION                                            and Subsidiary Companies


26   Management's Discussion and Analysis

41   Statement of Consolidated Income

42   Consolidated Balance Sheet

43   Statement of Consolidated Cash Flows

44   Statement of Consolidated Stockholders' Equity

     Notes to Consolidated Financial Statements

46   Note 1.  Description of Significant Accounting Policies
48   Note 2.  Changes in Accounting Principles
48   Note 3.  Discontinued Operations
49   Note 4.  Inventories
49   Note 5.  Investments and Advances
52   Note 6.  Properties, Plant and Equipment
52   Note 7.  Short-Term Debt, Long-Term Debt, Capital
              Lease Obligations and Related Derivatives
54   Note 8.  Lease Commitments and Rental Expense
55   Note 9.  Preferred Stock and Rights
57   Note 10. Foreign Currency
58   Note 11. Taxes
59   Note 12. Employee Benefit Plans
62   Note 13. Stock Incentive Plan
63   Note 14. Other Financial Information and Commitments
64   Note 15. Financial Instruments
67   Note 16. Contingent Liabilities
67   Note 17. Financial Data by Geographic Area

69   Report of Management

70   Report of Independent Public Accountants

     Supplemental Oil and Gas Information

71   Estimated Proved Reserves
75   Capitalized Costs
76   Costs Incurred
77   Results of Operations
78   Average Sales Prices and Production Costs - Per Unit
78   Standardized Measure of Discounted Future Net Cash Flows
79   Changes in the Standardized Measure of Discounted
     Future Net Cash Flows

     Selected Financial Data

80   Selected Quarterly Financial Data
81   Five-Year Comparison of Selected Financial Data

82   Investor Information

MANAGEMENT'S DISCUSSION         Texaco Inc.
AND ANALYSIS                    and Subsidiary Companies

ITEM B1
Returns on Average Stockholders' Equity
[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B1.]

ITEM B2
Returns on Average Capital Employed
[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B2.]


Consolidated Highlights
(Millions of dollars, except per share and ratio data)     1996           1995           1994
---------------------------------------------------------------------------------------------
Revenues from continuing operations                      $45,500       $36,787        $33,353
Net income from continuing operations
    before cumulative effect of accounting change
  Net income before special items                        $ 1,665       $ 1,152        $   915
  Special items                                              353          (424)            64
---------------------------------------------------------------------------------------------
                                                           2,018           728            979
Net loss on disposal of discontinued operations             --            --              (69)
Cumulative effect of accounting change                      --            (121)          --
---------------------------------------------------------------------------------------------
Net income                                               $ 2,018       $   607        $   910
Stockholders' equity                                     $10,372       $ 9,519        $ 9,749
Total assets                                             $26,963       $24,937        $25,505
Total debt                                               $ 5,590       $ 6,240        $ 6,481
Per common share (dollars)
  Net income from continuing operations
      before cumulative effect of accounting change
    Net income before special items                      $  6.17       $  4.20        $  3.19
    Special items                                           1.35         (1.63)           .24
---------------------------------------------------------------------------------------------
                                                            7.52          2.57           3.43
  Net loss on disposal of discontinued operations           --            --             (.26)
  Cumulative effect of accounting change                    --            (.47)          --
---------------------------------------------------------------------------------------------
  Net income                                             $  7.52       $  2.10        $  3.17
  Cash dividends                                         $  3.30       $  3.20        $  3.20
Current ratio                                               1.24          1.24           1.20
Return on average stockholders' equity*                    20.4%          7.5%           9.8%
Return on average capital employed*                        14.9%          6.9%           8.0%
Total debt to total borrowed and invested capital          33.6%         38.0%          38.5%
=============================================================================================

* Returns exclude the 1995 cumulative effect of accounting change and discontinued operations.

Consolidated worldwide net income for the year 1996 was $2,018 million, or $7.52 per common share, compared with $607 million, or $2.10 per common share for the year 1995 and $910 million, or $3.17 per common share for the year 1994.

     These results include special items, as well as discontinued chemical operations, as noted. Results for 1995 reflect the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). The adoption of this Standard resulted in a non-cash after-tax charge of $639 million, and required the classification of a $121 million charge, previously recorded in the first quarter of 1995, as a cumulative effect of an accounting change.

Plan for Growth

Texaco's plan for growth, which was announced in July 1994, has continued to show significant progress in attaining its primary objectives of increasing earnings and stockholder value. By the end of 1996, the following achievements were attained:

     o Solid total return to shareholders of 30% in 1996, led by a sharp rise in the market price of the company's common stock and higher dividends

     o Significant growth in net income before special items to more than $1.6 billion in 1996, 45% higher than 1995 and 82% higher than 1994

     o Strong returns on stockholders' equity of 20.4% and capital employed of 14.9% in 1996

     o    Capital  expenditures of $3.4 billion in 1996, an increase of 10% over
          1995

ITEM B3
Revenues
BILLIONS OF DOLLARS

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B3.]

ITEM B4
Costs and Expenses
BILLIONS OF DOLLARS

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B4.]

     o Higher net oil and gas production in 1996, to 1.1 million barrels of oil equivalent per day, a 3% increase over 1995

     o Realized cash proceeds of $2.4 billion since 1994 from sales of nonstrategic assets

     o Greater financial flexibility demonstrated by a lower leverage ratio of 33.6%, down from 38.5% in 1994

     o Increased additions to the oil and gas reserves base equal to 113% of production at a competitive finding and development cost

In addition, the following actions are targeted for 1997 and beyond:

     o An aggressive capital expenditure program of $4.5 billion for 1997, an increase of more than 30% over 1996, the first year of a five year $24.3 billion program

     o Net oil and gas production is expected to increase by more than 50% by the year 2001

     o Ongoing negotiations with Shell Oil Company for a U.S. downstream alliance with a letter of intent anticipated during 1997. The proposed combination is expected to create a revitalized, dynamic, highly competitive business with improved performance and growth opportunities.

Results for Continuing Operations

The following analysis relates to Texaco's consolidated and functional results for continuing operations.

Revenues

Consolidated worldwide revenues from continuing operations were $45.5 billion in 1996 as compared to $36.8 billion in 1995 and $33.4 billion in 1994. Revenues for 1996 exceeded 1995 levels by 24%, two-thirds of which was attributable to increased sales revenues as a result of higher prices for crude oil, refined products and natural gas, which benefited results in the United States and abroad. Higher sales revenues also reflected substantial growth in crude oil and refined products sales volumes.

     The increase in sales volumes included the impact of Texaco's aggressive strategy of marketing purchased crude oil, effectively utilizing the company's expansive trading and distribution network. Crude oil sales also reflected an increase in crude oil and NGL production volumes during 1996. Producing provinces in the Partitioned Neutral Zone, the U.S., Africa and China all reflected improvements over prior year production levels. Refined product sales also reflected significant increases with an improvement of 7% over 1995, principally in U. S. and Latin American markets, including higher branded gasoline sales. Natural gas sales in 1996 rose slightly over 1995 levels due to higher production in the U.S. and the Dolphin field in Trinidad, which came onstream during 1996.

     Revenues in 1995 exceeded revenues in 1994 due to higher worldwide crude oil and refined product prices and volumes. Lower natural gas prices in the U.S. in 1995 more than offset the benefits to revenue related to higher natural gas sales volumes in the U.S. and Europe. In addition, revenues for 1995 also benefited from gains on asset sales.

Costs and Expenses

Purchases and other costs were $34.6 billion in 1996, $27.2 billion in 1995 and $23.9 billion in 1994. The increase in 1996 is primarily the result of higher worldwide prices and higher purchased volumes of crude oil and refined products, as well as increased natural gas prices in the United States. The 1995 increase in costs as compared to 1994 was due to higher worldwide prices for crude oil and refined products, as well as increased purchased volumes of crude oil, refined products and natural gas. Partially offsetting these increases were lower natural gas prices in the U.S. during 1995 as compared to 1994.

     Over the past three years, Texaco has continually focused on containing expenses and improving operating efficiencies. These efficiencies are evident in the decrease in Texaco's operating expenses, excluding special items, of 2.5% during this three year period. This improvement has occurred notwithstanding the adverse, though somewhat moderating impact of a 7% inflation increase during this period. Operating expenses for the year 1996 versus 1995 reflected an increase of 6%, excluding special items in both periods, due to generally expanding operations. This increase reflects the company's aggressive exploratory and production activity in worldwide upstream operations, higher refinery utilization and increases in expenses associated with expanding marketing activities. Expenses also rose due to higher utilities resulting from increased fuel costs. Despite this increase in total operating expenses in 1996, further evidence of Texaco's cost-containment initiatives is exhibited in the less than 1% increase in Texaco's cash operating expenses on a per-barrel basis, approximately one-third of the general rise in inflation.

     Depreciation, depletion and amortization expenses decreased in 1996 as compared to 1995 mainly due to the effects of the adoption of SFAS 121.

Income Taxes

Income tax expense was $965 million in 1996, $258 million in 1995 and $225 million in 1994. The year 1996 continued the three-year trend of higher taxable income from worldwide producing operations including the impact of international operations which are generally subject to higher statutory rates. The years 1996, 1995 and 1994 also included tax benefits associated with sales of a partial interest in a subsidiary of $188 million, $65 million and $189 million, respectively. The year 1995 also included significant deferred tax benefit effects from the adoption of SFAS 121.

Net Income
(Millions of dollars)                                                           1996       1995       1994
----------------------------------------------------------------------------------------------------------
Net income before special items and cumulative effect of accounting change   $ 1,665    $ 1,152    $   915
Special items:
  Gains on major asset sales                                                     194        232         23
  Tax benefits on asset sales                                                    188         65        189
  U.S. and international tax issues                                               68       --         --
  Employee separation costs                                                      (65)       (56)       (88)
  Adoption of SFAS 121                                                          --         (639)      --
  Other special items                                                            (32)       (26)       (60)
----------------------------------------------------------------------------------------------------------
    Total special items                                                          353       (424)        64
----------------------------------------------------------------------------------------------------------
      Net income before cumulative effect of accounting change               $ 2,018    $   728    $   979
==========================================================================================================

Consolidated net income from continuing operations includes special items in addition to net income directly related to the current production, manufacturing, marketing and distribution of products and services of the company. Results for 1995 included benefits of $75 million for insurance recoveries, which were offset by charges to establish financial reserves for associated environmental remediation and other matters.

     The schedules presented below provide net income on a functional basis before the cumulative effect of accounting change. Related explanations are provided on the pages that follow.

Net income before special items (Millions of dollars)                          1996       1995       1994
----------------------------------------------------------------------------------------------------------
Exploration and Production
  United States                                                              $ 1,123    $   674    $   438
  International                                                                  451        343        269
----------------------------------------------------------------------------------------------------------
    Total Exploration and Production                                           1,574      1,017        707
----------------------------------------------------------------------------------------------------------
Manufacturing, Marketing and Distribution
  United States                                                                  233        141        281
  International                                                                  252        358        375
----------------------------------------------------------------------------------------------------------
    Total Manufacturing, Marketing and Distribution                              485        499        656
----------------------------------------------------------------------------------------------------------
      Total Petroleum and Natural Gas                                          2,059      1,516      1,363
----------------------------------------------------------------------------------------------------------
Nonpetroleum                                                                      16         32         (3)
Corporate/Nonoperating                                                          (410)      (396)      (445)
----------------------------------------------------------------------------------------------------------
        Total                                                                $ 1,665    $ 1,152    $   915
==========================================================================================================

Net income including special items (Millions of dollars)                        1996       1995       1994
----------------------------------------------------------------------------------------------------------
Exploration and Production
  United States                                                              $ 1,123    $   293    $   414
  International                                                                  478        340        253
----------------------------------------------------------------------------------------------------------
    Total Exploration and Production                                           1,601        633        667
----------------------------------------------------------------------------------------------------------
Manufacturing, Marketing and Distribution
  United States                                                                  207        121        257
  International                                                                  450        365        360
----------------------------------------------------------------------------------------------------------
 Total Manufacturing, Marketing and Distribution                                 657        486        617
----------------------------------------------------------------------------------------------------------
      Total Petroleum and Natural Gas                                          2,258      1,119      1,284
----------------------------------------------------------------------------------------------------------
Nonpetroleum                                                                      16        (28)       (32)
Corporate/Nonoperating                                                          (256)      (363)      (273)
----------------------------------------------------------------------------------------------------------
        Total                                                                $ 2,018    $   728    $   979
==========================================================================================================

The Consolidated Financial Statements and related Notes should be read in conjunction with this financial review.

ITEM B5
Exploration and Production - Total Operating Earnings
MILLIONS OF DOLLARS

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B5.]

ITEM B6
Average U.S. Natural Gas Selling Price - Per Quarter
DOLLARS PER THOUSAND CUBIC FEET

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B6.]

Functional Analysis of Net Income

Worldwide net income from continuing operations is segregated between operating and corporate/nonoperating in the following tables. Operating results are further segregated functionally and geographically.

Petroleum and Natural Gas
Exploration and Production
(Millions of dollars)                                                           1996       1995       1994
----------------------------------------------------------------------------------------------------------
U.S. operating earnings before special items                                 $ 1,123    $   674    $   438
Special items                                                                   --         (381)       (24)
----------------------------------------------------------------------------------------------------------
  Total U. S.                                                                  1,123        293        414
----------------------------------------------------------------------------------------------------------
International operating earnings before special items                            451        343        269
Special items                                                                     27         (3)       (16)
----------------------------------------------------------------------------------------------------------
  Total International                                                            478        340        253
----------------------------------------------------------------------------------------------------------
    Worldwide exploration and production earnings                            $ 1,601    $   633    $   667
==========================================================================================================

Selected Operating Data
Net production of crude oil and NGL's (MBPD)
  U. S.                                                                          388        381        407
  International                                                                  399        381        376
----------------------------------------------------------------------------------------------------------
    Worldwide                                                                    787        762        783
==========================================================================================================

Net production of natural gas-available for sale (MMCFPD)
  U. S.                                                                        1,675      1,619      1,716
  International                                                                  382        373        319
----------------------------------------------------------------------------------------------------------
    Worldwide                                                                  2,057      1,992      2,035
==========================================================================================================

Natural gas sales (MMCFPD)
  U. S.                                                                        3,176      3,153      3,092
  International                                                                  477        435        337
----------------------------------------------------------------------------------------------------------
    Worldwide                                                                  3,653      3,588      3,429
==========================================================================================================

     U.S. Upstream operating earnings, before special items, were $1,123 million, $674 million and $438 million for the years 1996, 1995 and 1994, respectively. Results for 1996 achieved record levels and were 67% higher than 1995.

     Increased crude oil, natural gas liquids and natural gas production for 1996, which in total is 2.5% higher than 1995, reflects the company's success in adding new production, most notably from the Gulf of Mexico, and enhancing production from existing fields, primarily at the Kern River, California, operations. This new production more than offsets declines from maturing fields and non-core asset sales, and is in contrast to U.S. oil industry statistics which indicate an overall decline in U. S. crude oil production. Slightly offsetting the impact of improved production was an increase in 1996 exploratory expenses of 63% reflecting higher activity on various new prospects.

     Texaco's average crude oil price in 1996 was $17.93 per barrel, or $2.83 per barrel over the 1995 average price. These higher prices reflected increased demand, combined with historically low inventory levels in 1996, as well as the continued uncertainty in the market for most of the year regarding the possible resumption of Iraqi crude sales. In 1995, Texaco's average crude price of $15.10 per barrel represented an increase of $1.67 per barrel from the 1994 price.

     In 1996, Texaco's average natural gas price of $2.19 per MCF represents an increase of $.54 per MCF from 1995. This higher average price was triggered by an upward movement in prices that commenced toward the end of 1995 due to unusually cold weather and led to an increase in industry demand to replenish depleted natural gas storage. Texaco's average natural gas price of $1.65 per MCF in 1995 was $.27 per MCF lower than 1994 and reflected a deterioration of average natural gas prices that adversely affected operating earnings for both 1995 and 1994.

     Total U.S. operating earnings were $1,123 million, $293 million and $414 million for the years 1996, 1995 and 1994, respectively. Included in total operating earnings for 1995 were special items of $381 million, comprised of the write-down of assets associated with the adoption of SFAS 121 of $493 million and a gain of $125 million from the sale of non-core producing properties which was partly offset by reserves for environmental remediation on these properties of $13 million. Results for 1994 included special charges of $24 million related to employee separations.

     International Upstream operating earnings, before special items, were $451 million, $343 million and $269 million for the years 1996, 1995 and 1994, respectively.

ITEM B7
Average Crude Oil Selling Prices - Per Quarter
DOLLARS PER BARREL

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B7.]

ITEM B8
Manufacturing, Marketing and Distribution - Total Operating Earnings MILLIONS OF DOLLARS

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B8.]


     Operating results in 1996 benefited from higher crude oil prices. Texaco's international average crude oil price of $19.55 per barrel in 1996 increased $3.26 per barrel over the 1995 level and continued a two-year upward trend in prices that also saw 1995 prices average $1.41 per barrel more than 1994 prices.

     Crude oil production in 1996 increased primarily in Angola and the Partitioned Neutral Zone, while natural gas production increased in Trinidad and Colombia. In Angola, the production increase was the result of new offshore fields, as well as the resumption of onshore production early in 1996.
Production increased in Trinidad and Colombia due to new fields and in the Partitioned Neutral Zone due to continuing development programs that have resulted in higher production levels starting in 1995. Lower production from maturing fields in the United Kingdom and Australia during 1996, as well as higher expenses associated with expanded exploration activities, partly offset the overall production improvements. In 1995, North Sea crude oil production slipped 3% from the high levels of 1994 mainly due to the natural decline in maturing fields and temporary interruptions for planned work.

     Operating results for all three periods included non-cash currency translation impacts related to deferred income taxes due to the relationship of the Pound Sterling to the U.S. dollar. Results for 1996 and 1994 included charges of $38 million and $15 million, respectively, while 1995 included benefits of $2 million.

     Total international operating earnings were $478 million, $340 million and $253 million for 1996, 1995 and 1994, respectively. Results for 1996 included a special non-cash gain of $27 million related to a Danish deferred tax benefit. Included in 1995 results was a special charge of $3 million related to the write-down of assets associated with the adoption of SFAS 121. Results for 1994 included special charges related to asset write-downs of $8 million and an additional charge of $8 million for employee separations.

Manufacturing, Marketing and Distribution
(Millions of dollars)                                                           1996       1995       1994
----------------------------------------------------------------------------------------------------------
U.S. operating earnings before special items                                 $   233    $   141    $   281
Special items                                                                    (26)       (20)       (24)
----------------------------------------------------------------------------------------------------------
  Total U. S.                                                                    207        121        257
----------------------------------------------------------------------------------------------------------
International operating earnings before special items                            252        358        375
Special items                                                                    198          7        (15)
----------------------------------------------------------------------------------------------------------
  Total International                                                            450        365        360
----------------------------------------------------------------------------------------------------------
    Worldwide manufacturing, marketing and distribution earnings             $   657    $   486    $   617
==========================================================================================================

Selected Operating Data
Refinery input (MBPD)
  U. S.                                                                          724        693        673
  International                                                                  762        788        780
----------------------------------------------------------------------------------------------------------
    Worldwide                                                                  1,486      1,481      1,453
==========================================================================================================

Refined product sales (MBPD)
  U. S.                                                                        1,036        934        882
  International                                                                1,517      1,567      1,470
----------------------------------------------------------------------------------------------------------
    Worldwide                                                                  2,553      2,501      2,352
==========================================================================================================

     U.S. Downstream operating earnings, before special items, were $233 million for 1996, as compared with $141 million and $281 million for 1995 and 1994, respectively. The year 1996 results, as compared with 1995, benefited primarily from higher West Coast refinery margins that resulted from an increase in product prices due to shortages brought about by regional refining problems and new California gasoline formulation requirements during the first half of the year. Improved refinery operations throughout most of the year and continued cost containment efforts also contributed to the improved 1996 results. However, during the fourth quarter of 1996, both refinery and marketing margins, primarily on the West Coast, were depressed due to higher crude costs and competitive pressures in the marketplace. Additionally, refinery fires at Los Angeles in November and Convent, Louisiana, in December adversely impacted 1996 results due to property damage and earnings losses associated with lower yields. Marketing margins for most refined products were lower in 1996 as compared with 1995; however, this was offset partially by the continued strength in gasoline and diesel sales volumes, with Texaco branded gasoline sales up 3% versus 1995 levels. Additionally, 1996 results benefited from improved profits in the distribution and transportation businesses.

     Results in 1995 were lower than 1994 due to the impact of historically low refining margins that prevailed throughout the U.S. during the first four months of 1995. Rising crude costs could not be fully recovered through

ITEM B9
Refined Product Sales - U.S. by Principal Products
THOUSANDS OF BARRELS A DAY

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B9.]

ITEM B10
Refinery Input - U.S.
THOUSANDS OF BARRELS A DAY

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B10.]


product prices which remained relatively flat due to a surplus of products in the market. Operations on the East and Gulf Coasts also were impacted during 1995 by narrow light to heavy crude oil differentials that mitigated the benefits of refinery upgrades, as well as storm-related downtime and scheduled maintenance that impacted refinery performance. West Coast operations in 1995, as compared with 1994, benefited from expense containment, greater energy efficiency, improved refinery performance and higher sales volumes--all of which lessened the impact of depressed refining margins.

     Total U.S. operating earnings were $207 million, $121 million and $257 million for the years 1996, 1995 and 1994, respectively. The year 1996 included special charges of $25 million related to the pending sale of Texaco's propylene oxide/methyl tertiary butyl ether (PO/MTBE) manufacturing site in Texas and $1 million for employee separations. Earnings in 1995 included special charges of $11 million for employee separations and $9 million related to the write-down of assets associated with the adoption of SFAS 121. Results for 1994 included special charges of $13 million related to asset write-downs and $11 million for employee separations.

     International Downstream operating earnings, before special items, were $252 million, $358 million and $375 million for the years 1996, 1995 and 1994, respectively. Results for 1996, as compared with 1995, reflect the impact of lower margins in both the Europe and Caltex operating areas, partly offset by higher Latin American results. Marketing margins in Europe were significantly depressed from excess gasoline supply and a highly competitive market in the U.K., although both these factors were partially offset by improved refining operations and margins. In the Caltex operating markets, significantly lower margins in Australia, Korea, Thailand and Japan, primarily due to higher crude costs not fully recovered in the market, were somewhat offset by higher margins in Bahrain and Singapore. In Latin America, improved results in Brazil from increased volumes and higher product margins more than offset the impact of scheduled maintenance at the Panama refinery.

     Results for both 1995 and 1994 reflect the impact of depressed refining margins, particularly in the U.K. These margins initially began to decline during 1994 due to rising feedstock costs and oversupply conditions. Operating earnings for 1994 were also negatively impacted by the Pembroke, Wales, refinery fire. In 1995 and 1994, areas served by Caltex, including most Pacific Rim countries and South Africa, were negatively impacted by lower refining margins. The year 1995 results for Caltex also were impacted by favorable foreign tax effects and both 1995 and 1994 results included benefits associated with inventory valuations. Strong margins and higher product volumes in most Latin America operating areas prevailed in both 1995 and 1994. However, downtime resulting from a 1995 refinery upgrade project in Panama and the 1994 impact of a fire at that plant lowered results for both years.

     Operating results for all three periods included non-cash currency translation impacts related to deferred income taxes due to the relationship of the Pound Sterling to the U.S. dollar. Results for 1996 and 1994 included charges of $20 million and $16 million, respectively, while 1995 included benefits of $3 million.

     Total international operating earnings were $450 million in 1996 compared with $365 million and $360 million in 1995 and 1994, respectively. Results for 1996 included a special gain of $219 million relating to the sale by Caltex of its interest in Nippon Petroleum Refining Company, Limited (NPRC). Results for 1995 included special charges of $31 million related to the write-down of assets associated with the adoption of SFAS 121. The year 1995 also included a net special gain of $80 million, principally related to the sale of land by a Caltex affiliate in Japan, and special charges of $13 million from restructuring in certain Caltex operations. Operating results for 1994 included a special gain of $23 million related to the sale of an interest in a downstream joint venture in Sweden, partly offset by special charges of $10 million related to the write-down of assets. Additionally, results for 1996, 1995 and 1994 included charges of $21 million, $29 million and $28 million, respectively, for employee separations.

Nonpetroleum
(Millions of dollars)                                                           1996       1995       1994
----------------------------------------------------------------------------------------------------------
Operating earnings (losses)  before special items                            $    16    $    32    $    (3)
Special items                                                                   --          (60)       (29)
----------------------------------------------------------------------------------------------------------
  Total operating earnings (losses)                                          $    16    $   (28)   $   (32)
==========================================================================================================

Nonpetroleum operating earnings, before special items, were $16 million for 1996 and $32 million for 1995, as compared to a loss of $3 million in 1994. Operating results for both 1996 and 1994 benefited from higher gasification licensing revenues, while 1995 results mainly reflected improved loss experience of insurance operations. Included in 1995 operating results was a special charge of $87 million for the write-down of assets associated with the adoption of SFAS 121 and a special gain of $27 million from the sale of the company's interest in Pekin Energy Company, a producer of ethanol. Results for 1994 included special charges of $29 million in the insurance operations related to property damages caused by fires at both the Pembroke, Wales, and the Panama refineries.

Corporate/Nonoperating
(Millions of dollars)                                                           1996       1995       1994
----------------------------------------------------------------------------------------------------------
Corporate/nonoperating  before special items                                 $  (410)   $  (396)   $  (445)
Special items                                                                    154         33        172
----------------------------------------------------------------------------------------------------------
  Total                                                                      $  (256)   $  (363)   $  (273)
==========================================================================================================

Corporate/nonoperating charges, before special items, were $410 million, $396 million and $445 million for the years 1996, 1995 and 1994, respectively. These results include interest expense and general corporate expenses, as well as interest income and other nonoperating income.

     Results for 1996 reflect lower interest expense related to improved rates and lower debt levels. The year 1995 results included gains of $25 million, principally from the sales of equity securities held for investment by the insurance operations. Gains on such sales of securities in 1994 were lower than amounts realized in 1995. Additionally, 1995 results as compared to 1994 benefited from higher interest income and lower interest expense.

     Corporate/nonoperating charges, including special items, were $256 million, $363 million and $273 million for 1996, 1995 and 1994, respectively. Results for all three years included special items related to the impact of current tax benefits realized and deferred tax benefits realizable due to sales of interests in a subsidiary. These benefits are realizable due to taxable gains on completed and announced sales of assets and amounted to $188 million, $65 million and $189 million for 1996, 1995 and 1994, respectively. Results for 1996, 1995 and 1994 also included special charges related to employee separations that amounted to $43 million, $16 million and $17 million, respectively. Additionally, results for 1996 included a benefit of $41 million resulting from lower than anticipated prior years' state tax exposures and charges of $32 million for additional financial reserves for various litigation matters, while 1995 results included special charges of $16 million related to the write-down of assets associated with the adoption of SFAS 121.

Discontinued Chemical Operations

In 1993, Texaco announced its intention to dispose of substantially all of its worldwide chemical operations, including its lubricant additives business. Texaco has since accounted for these operations as discontinued operations.

     In 1993, Texaco entered into a memorandum of understanding with an affiliate of the Jon M. Huntsman Group of Companies for the sale of Texaco Chemical Company and related international chemical operations. On April 21, 1994, Texaco received from Huntsman Corporation $850 million, consisting of $650 million in cash and an 11-year subordinated note with a face amount of $200 million. The note was prepaid in January 1996.

     On February 29, 1996, Texaco completed the disposition of its discontinued operations by completing the sale of its worldwide lubricant additives business, which included manufacturing facilities, as well as sales and marketing offices in various locations in the U.S. and abroad, to Ethyl Corporation, a fuel and lubricant additives manufacturer. Ethyl purchased this business for $196 million, comprised of $136 million in cash and a three-year note of $60 million.

     Financial  information on discontinued  chemical operations can be found in
Note 3 to the Consolidated Financial Statements on page 48 of this report.

Employee Severance Programs

On July 5, 1994, Texaco announced its plan for growth, which included a series of steps to increase competitiveness and profitability as well as to reduce overhead. This program was expected to result in the reduction of approximately 4,000 company employees worldwide by year-end 1996. An after-tax provision of $144 million was made to cover the cost of employee separations. This program has now been completed with reductions of about 4,400 employees worldwide. An adjustment of $9 million after tax was recorded in the fourth quarter of 1996 to increase reserves from previously estimated amounts. Charges against the reserve related to severance have totaled $133 million after tax through the end of 1996.

     On October 30, 1996, Texaco announced a companywide realignment designed to enhance the company's ability to grow existing and new businesses. This realignment, coupled with other organizational enhancements such as the consolidation of operations, is designed to stimulate growth and improve efficiencies in both support and operating functions, rather than cut costs. However, it is expected that some overlapping activities will be eliminated resulting in the reduction of some 750 employees worldwide by the end of 1997. An after-tax provision of $56 million was recorded in the fourth quarter of 1996 to cover the costs of employee separations, including employees of affiliates. Through December 31, 1996, approximately 250 company employees have been terminated

ITEM B11
Environmental-Cash Expenditures
MILLIONS OF DOLLARS

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B11.]

ITEM B12
Environmental-Cash Expenditures by Geographic Location
MILLIONS OF DOLLARS

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B12.]


with a related commitment to severance payments of $11 million after-tax. Of this commitment, payments of $4 million have been made and charged against the reserve as of December 31, 1996.

Environmental Matters

Texaco continues to make substantial capital and operating expenditures for environmental protection and to comply with federal, state and local environmental, health and safety laws and regulations. Worldwide environmental spending in 1996 totaled $795 million for Texaco and its consolidated subsidiaries and its equity in affiliates. These expenditures relate to the control and abatement of pollutants into the air and water and to the appropriate recycling or disposal of wastes and also include costs associated with remediation obligations at company operated sites, previously operated sites and certain third-party sites.

     The discussion that follows details environmental expenditures and reserve information relative to Texaco and its equity in affiliates.

Capital Expenditures

In 1996, Texaco's capital environmental expenditures totaled $185 million, or approximately 6.1% of Texaco's 1996 capital expenditure program, with $95 million expended in the United States. This compares with $275 million of capital environmental expenditures for the year 1995, of which $169 million was expended in the United States. This decrease is primarily attributable to lower downstream expenditures in the United States, reflecting the completion in 1995 of a number of projects equipping refineries to make reformulated fuels and low-sulfur diesel required by the 1990 Amendments to the Clean Air Act and to conform to stricter California fuel standards.

     Capital expenditures projected for the company for 1997 and 1998 total $219 million and $252 million, respectively, with approximately 54% slated for operations in the United States.

Ongoing Activities

Texaco spent and expensed $451 million in 1996 associated with protecting the environment in the company's ongoing operations, the manufacture of cleaner-burning fuels and in the management of the company's environmental programs. Of this amount, approximately 61% was related to air quality.

Remediation Costs and Superfund Sites

Expenditures in 1996 relating to remediation amounted to $111 million. The company had financial reserves of $638 million at the end of 1996 for the estimated future costs of its environmental remediation programs. These reserves have been provided to the extent reasonably measurable, as it is not possible to project overall costs or a range of costs beyond that disclosed, due to uncertainty surrounding future developments in regulations and remediation exposure.

     Since the enactment of the Comprehensive Environmental Response, Compensation and Liability Act (commonly referred to as Superfund), the Environmental Protection Agency (EPA) and other regulatory agencies and groups have identified Texaco as a potentially responsible party (PRP) for cleanup of hazardous waste sites. Texaco has determined that it may have potential exposure, though limited in certain cases, at about 216 multi-party hazardous waste sites, of which 80 sites are on the EPA's National Priority List. Although liability under Superfund is joint and several, the company is actively pursuing and/or participating in the sharing of Superfund costs with other identified PRP's on the basis of weight, volume and toxicity of the material contributed by the PRP's. The above referenced expenditures in 1996 relating to remediation include $12 million for multi-party waste sites. The financial reserves for environmental remediation include $56 million related to multi-party waste sites. This reserve is based on the company's analysis of the developments at these sites for which costs can reasonably be estimated. However, there are potential additional costs for waste sites for which a range of exposure cannot reasonably be estimated until further information develops. In many cases, the amounts and types of wastes are still under investigation by regulatory agencies.

ITEM B13
1996 Sources of Cash and Cash Equivalents
BILLIONS OF DOLLARS

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B13.]

ITEM B14
1996 Uses of Cash and Cash Equivalents
BILLIONS OF DOLLARS

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B14.]


Restoration and Abandonment

The company also provides financial reserves to cover the cost of restoration and abandonment of its oil and gas producing properties. These reserves at December 31, 1996, totaled $850 million. Expenditures in 1996 for restoration and abandonment amounted to $48 million.

                                   o o o o o o

In summary, Texaco makes every effort to remain in full compliance with applicable governmental regulations. Changes in governmental regulations and/or Texaco's re-evaluation of its environmental programs may result in additional future costs to the company. It is assumed that any mandated future costs would be recoverable in the marketplace, since all companies within the industry would be facing similar requirements. However, it is not believed that such future costs will be material to the company's financial position nor to its operating results over any reasonable period of time.

Liquidity and Capital Resources
(Millions of dollars, except ratio data)                                        1996       1995       1994
----------------------------------------------------------------------------------------------------------
Current ratio                                                                   1.24       1.24       1.20
Total debt                                                                   $ 5,590    $ 6,240    $ 6,481
Minority interest in subsidiary companies                                    $   658    $   667    $   610
Stockholders' equity                                                         $10,372    $ 9,519    $ 9,749
Total debt to total borrowed and invested capital                              33.6%      38.0%      38.5%
==========================================================================================================

     Texaco's liquidity strategy is to rely on cash from operations, including careful management of working capital to fund its cash requirements, including its capital, exploratory and dividend programs. This is complemented by the company's strong credit rating which allows ready access to global financial markets and provides the flexibility to take advantage of growth opportunities at low funding costs. Texaco also maintains a revolving credit facility which supports the company's commercial paper program. The facility, with commitments of $1.5 billion as of December 31, 1996 and $2.0 billion at year-end 1995, remains unused. Further solidifying Texaco's strong liquidity position is the company's debt profile. At year-end 1996, the company's debt had an average maturity in excess of 12 years and a weighted average interest rate of 7.5% including the effect of debt-related derivatives which is not significant. Also, the contractual annual maturities of long-term debt have been balanced to avoid disproportionate calls on cash in any one year.

     Subsequent to December 31, 1996, Texaco issued $150 million of 7.09% noncallable Notes due 2007. Proceeds from this offering will be used for working capital, retirement of existing debt and other general corporate purposes.

     The company's cash, cash equivalents and short-term investments totaled $552 million at year-end 1996 and $536 million at year-end 1995. Texaco's total cash provided by operating activities of $3.8 billion for the year 1996 reflected strong operational earnings and a net inflow of $375 million, primarily comprised of a cash dividend from Caltex (related to the sale of Caltex' interest in NPRC), proceeds from advanced payments on long-term natural gas sales agreements and the collection of nonrecurring receivables (primarily insurance recoveries relating to environmental matters), which were partially offset by payments related to litigation and other matters.

     Cash from operating activities was supplemented by proceeds from the sales of discontinued operations and other nonstrategic assets and exceeded outlays of $2.9 billion relative to the company's capital and exploratory program and $1.0 billion for payment of dividends to common, preferred and minority interest shareholders and contributed to the reduction of debt and purchases of common stock. As of December 31, 1996, $163 million has been expended under the $500 million common stock repurchase program announced in 1995. The company will continue repurchasing shares from time to time based on market conditions. In the third quarter of 1996, Texaco increased its quarterly dividend on its common stock to 85 cents per share, from 80 cents per share, an increase of 6.25 percent.

     During the first quarter of 1996, Texaco received $136 million in cash and a three-year note with a face amount of $60 million from the sale of its worldwide lubricant additives business to Ethyl Corporation and $208 million from the prepayment of the note received as part of the consideration for the 1994 sale of its chemical operations to Huntsman Corporation. Also in 1996, Texaco received $261 million from the sale of certain equipment leasehold interests in conjunction with a sale/leaseback arrangement. In the aggregate, through year-end 1996, Texaco has received $509 million for these leasehold interests. The company expects to repurchase the total interests for somewhat less than the proceeds received, after the related equipment is placed in service.

     In November 1996, Texaco reached an agreement in principle to settle a purported class action filed against the company in 1994 for allegedly discriminating against salaried African-American employees, principally with respect to promotions. A definitive settlement agreement was filed with the United States District Court for the

ITEM B15
Total Debt to Total Borrowed and Invested Capital
PERCENT

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B15.]

ITEM B16
Total Production and Reserve Additions
MILLIONS OF BARRELS OF OIL EQUIVALENT

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B16.]


Southern District of New York in January 1997. As part of the settlement, in 1996, Texaco transferred $115 million into an escrow account which will be released to the plaintiffs upon approval of the settlement by the court. The $115 million payment is covered by litigation reserves and probable insurance recoveries anticipated to be received during 1997.

     The company expects to complete the previously announced sale of a 15% interest in its U.K. North Sea Captain Field to an affiliate of Korea Petroleum Development Corporation for approximately $210 million in 1997. Texaco has agreed to sell its propylene oxide/methyl tertiary butyl ether (PO/MTBE) business to a Huntsman Corporation affiliate for cash and preferred stock. Cash proceeds at the closing will approximate $513 million, and will be used to substantially offset the cost of purchasing assets in connection with the termination of a related lease arrangement. Texaco will also receive preferred stock with a stated value of $65 million, which is mandatorily redeemable in eleven years. The company expects to complete this transaction in the first half of 1997. In addition, Texaco is negotiating with Associates First Capital Corporation, an indirect majority-owned subsidiary of the Ford Motor Company, for the sale of the company's credit card services unit, including its portfolio of proprietary credit card accounts receivable. As a result, Texaco would receive cash proceeds of approximately $300 million for its proprietary credit card accounts receivables and associated processing assets.

     In October 1996, the United States Court of Appeals for the Fifth Circuit (Fifth Circuit) affirmed the 1993 U.S. Tax Court (Tax Court) decision in the so-called "Aramco Advantage" case and upheld Texaco's position in this dispute with the IRS. The IRS has filed a petition for certiorari with the United States Supreme Court, seeking review of the favorable decision by the Fifth Circuit. In March 1988, prior to the commencement of the Tax Court action, Texaco, as a condition of its emergence from Chapter 11 proceedings, made certain cash deposits to the IRS (Deposit Fund) in contemplation of potential tax claims. A portion of the Deposit Fund also will be applied to issues settled in the Tax Court litigation years. After satisfaction of all liabilities associated with settled issues, it is anticipated that in excess of $700 million will remain in the Deposit Fund and continue to accrue interest. If the company ultimately prevails on the appeal of the Aramco Advantage issue, the amount remaining in the Deposit Fund will be refunded to the company, with interest. In the event the Supreme Court denies certiorari, a significant portion of that amount is expected to be received in 1997.

     As a global petroleum company, Texaco is exposed to commodity price, foreign exchange and interest rate risks. While these risks are primarily managed by the careful structuring of transactions, the company also uses certain derivative financial instruments as a cost-effective and efficient means for managing its risks. Derivative usage is subject to the company's risk management policies which prohibit speculative positions and restrict the amount of exposure on all derivative transactions through dollar, term and volumetric limits. The company's exposure in derivative transactions, in the aggregate, is not material. For more information related to derivative transactions, refer to Notes 7 and 15 to the Consolidated Financial Statements.

     The company considers its financial position sufficient to meet its anticipated future financial requirements.

Reserves

Texaco's worldwide net proved reserves at year-end 1996,  including equity in P.
T. Caltex Pacific Indonesia (CPI), a 50% owned affiliate operating in Indonesia, totaled 3.7 billion barrels of oil equivalent, of which 53% are located in the United States. The worldwide reserves include 2.7 billion barrels of crude oil and natural gas liquids, and 6.0 trillion cubic feet of natural gas.

     On a worldwide basis, including equity reserves and excluding purchases and sales, the company added new volumes to its reserve base equal to 113% of combined liquids and gas production in 1996, 129% in 1995 and 111% in 1994. During 1996, the company added new volumes to its reserve base equal to 83% of combined liquids and gas production in the United States and 154% outside the United States. The three-year worldwide reserve replacement average for 1994-1996 was 118% and the five-year replacement average for 1992-1996 was 112%.

     Texaco's worldwide finding and development costs were $4.89 in 1996, $3.89 over the three-year period 1994-1996 and $4.04 over the five-year period 1992-1996.

     See the "Supplemental Oil and Gas Information" section starting on page 71 for further information regarding Texaco's estimated proved reserves.

ITEM B17
Capital and Exploratory Expenditures - Geographical
BILLIONS OF DOLLARS

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B17.]

ITEM B18
Capital and Exploratory Expenditures - Functional
BILLIONS OF DOLLARS

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B18.]


Capital and Exploratory Expenditures

Worldwide capital and exploratory expenditures for continuing operations, including equity in such expenditures of affiliates, were $3.4 billion for the year 1996, of which $1.8 billion, or 52% was spent in international areas and $1.6 billion, or 48% was spent in the United States. Texaco continues to focus on key upstream exploration and development projects which represented 69% of total expenditures in 1996, as compared with 62% in 1995 and 58% in 1994. Solid opportunities internationally and in the U.S., especially in the Gulf of Mexico shelf and deepwater areas, have significant potential to build on Texaco's earnings growth, increase return to shareholders and produce a highly competitive return on capital employed. Utilizing the synergies of advanced technologies such as 3-D and vertical cable seismic, subsea completions and quadrilateral drilling, Texaco continues to add underground oil and gas reserves at a significant pace. Recent successes of bringing to development many new fields, enhanced recovery efforts at older fields and the increased focus of a newly created worldwide exploration unit with the potential to contribute significant discoveries, are expected to grow Texaco's production and reserves. Continued downstream investments are carefully scrutinized with capital allocated to those activities which will return favorable margins to Texaco. Such projects include strategic refinery upgrades and selected worldwide marketing initiatives which complement a cohesive investment program.

Exploration and Production

In the United States, capital and exploratory expenditures in 1996 focused on key projects in the Gulf of Mexico in both the continental shelf and deepwater areas. Investments reflect higher levels of rank wildcat drilling, continued revitalization of existing fields and an aggressive Federal lease acquisition program. Texaco brought into production the Shasta natural gas prospect in the Gulf of Mexico, successfully demonstrating an assortment of emerging technologies and innovative subsea development techniques. Appraisal wells also confirmed the commerciality of the Gemini and Petronius prospects, two significant 1995 deepwater discoveries. Facility design and construction for the Petronius project, which will utilize a unique compliant tower design, began in 1996. Work also began on the Discovery project, a major natural gas gathering and transmission pipeline and processing complex to be located onshore and offshore South Louisiana. In early 1997, a 50% interest in this project was sold to a third party. Additionally, Texaco continues to develop its heavy oil reserves in California using efficient and cost effective enhanced recovery techniques.

     Internationally, upstream expenditures in 1996 increased over both 1995 and 1994. Development efforts continued in the North Sea, including the Erskine field, in the Partitioned Neutral Zone between Kuwait and Saudi Arabia, as well as for offshore projects in Australia and Nigeria. In addition, several new fields were brought into production during 1996 in Angola, Colombia and Trinidad. Also, the Captain field in the North Sea came onstream during the first quarter of 1997. In Indonesia, Texaco, through its affiliate P.T. Caltex Pacific Indonesia, continued the enhanced recovery programs at the vast Minas and Duri fields. The year 1996 also reflected generally higher exploratory activity both in the U.S.
and abroad.

Manufacturing, Marketing and Distribution

In the United States, refinery expenditures decreased as compared to 1995 and 1994 due to the completion of major refinery projects and upgrades for both Texaco and its affiliate, Star Enterprise. Marketing expenditures increased due to expanded joint marketing initiatives with quick service restaurants and lube outlets, as well as strategic service station site acquisitions and alliances. Also, construction continued on a strategic crude oil pipeline which will service new deepwater and subsalt oil production from the central Gulf of Mexico.

     Internationally, overall downstream expenditures remained relatively constant over the three-year period 1994-1996. The lower level of refinery spending was primarily related to a refinery construction completion in Thailand and an upgrade in Singapore by Caltex and refinery upgrade completions and enhancements in Panama and the United Kingdom. Marketing investments increased, particularly in Latin American growth markets and selected European locations, as well as in high-growth areas of the Pacific Rim through Caltex.

1997 Capital and Exploratory Expenditures

Texaco's capital and exploratory spending levels, including equity in such expenditures of affiliates, are planned to approximate $4.5 billion during 1997, an increase of more than 30% over 1996 spending levels. Approximately $2.6 billion, or 58% of Texaco's investment program, is targeted for international areas and $1.9 billion, or 42%, for domestic initiatives. On a functional basis, 65% of the total program has been designated for upstream opportunities, 33% for downstream and 2% for other activities.

     The 1997 program supports the company's aggressive financial and operational goals by investing in opportunities that will increase production and reserves, leverage our world-class technologies and the Texaco brand name, and support profitable strategic alliances. Expenditures in 1997 will maintain a balance between growth and strategic opportunities, and core businesses. The 1997 spending budget is the first year of a five year $24.3 billion capital and exploratory expenditures program.

     Upstream investments will be directed to those opportunities that are expected to significantly increase existing production levels and expand Texaco's reserve base. In the deepwater U.S. Gulf of Mexico, the company will nearly double expenditures from 1996 levels. Building upon recent exploration successes and lease acquisitions, Texaco will maintain a solid rank wildcat drilling program in 1997, and accelerate the delineation of new discoveries and development efforts to bring discoveries onstream. Enhanced oil recovery techniques in the Partitioned Neutral Zone, Indonesia and onshore U.S. will increase oil and gas output from mature producing fields. Such techniques involve the use of advanced technologies, including 3-D seismic, steamflooding and carbon dioxide injection. Development projects will continue in the U.K. North Sea, where Texaco's Captain field produced first oil in early 1997 and where the Erskine field is expected to come onstream later in the year. Also, appraisal work will continue in 1997 for the Galley and Mariner projects in the North Sea. Participation in high-impact growth opportunities, including the Karachaganak venture in Kazakstan and a joint agreement to study and pursue the development of heavy crude oil in the Hamaca region of Venezuela, have the potential to significantly contribute to Texaco's production and reserve base. Additionally, exploration will continue in promising geological basins of West Africa, China and Southeast Asia which have the potential of becoming new core areas for the company.

     In the downstream, expenditures will be directed primarily toward marketing activities. Texaco will enhance retail positions in Latin America and Caltex' operating areas throughout the Asia-Pacific region via new business ventures and the improvement of existing operations in these rapidly growing economic arenas. In the U.S., investments are targeted for core marketing areas in preferred markets in support of the company's global brand initiative, and expanding alliances with quick service restaurants and quick lubes. Also, expenditures are scheduled for the company's refining operations at the Nerefco complex in the Netherlands and the U.K. Pembroke plant, including the purchase of the remaining outside interest in the plant's cracking complex.

     Other investments include cogeneration and gasification projects primarily in areas outside the United States.

Capital and Exploratory Expenditures
(Millions of dollars)                                                           1996       1995       1994
----------------------------------------------------------------------------------------------------------
Texaco Inc. and subsidiary companies:
Exploration and production
United States
  Exploratory expenses                                                       $   153    $    94    $   130
  Capital expenditures                                                         1,085        806        659
International
  Exploratory expenses                                                           226        195        177
  Capital expenditures                                                           755        723        468
----------------------------------------------------------------------------------------------------------
    Total exploration and production                                           2,219      1,818      1,434
----------------------------------------------------------------------------------------------------------
Manufacturing, marketing and distribution
United States
  Manufacturing                                                                   94        154        164
  Marketing                                                                      139        108         78
  Distribution                                                                    31         43         29
International
  Manufacturing                                                                   55         92         72
  Marketing                                                                      299        219        209
  Distribution                                                                     1          6         11
----------------------------------------------------------------------------------------------------------
    Total manufacturing, marketing and distribution                              619        622        563
----------------------------------------------------------------------------------------------------------
Other
  United States                                                                   33         43         35
  International                                                                    2          7          2
----------------------------------------------------------------------------------------------------------
    Total other                                                                   35         50         37
----------------------------------------------------------------------------------------------------------
    Total Texaco Inc. and subsidiary companies                                 2,873      2,490      2,034
----------------------------------------------------------------------------------------------------------

Equity in affiliates:
Exploration and production
  United States                                                                    5          4          1
  International                                                                  154        115        150
----------------------------------------------------------------------------------------------------------
    Total exploration and production                                             159        119        151
----------------------------------------------------------------------------------------------------------
Manufacturing, marketing, distribution and other
United States
  Manufacturing                                                                   40         88         95
  Marketing                                                                       38         46         43
  Distribution                                                                    18         14         14
International*
  Manufacturing                                                                   67        165        235
  Marketing                                                                      230        196        160
  Distribution                                                                     6          9          6
Other--United States                                                            --            1          3
----------------------------------------------------------------------------------------------------------
    Total manufacturing, marketing, distribution and other                       399        519        556
----------------------------------------------------------------------------------------------------------
    Total equity in affiliates                                                   558        638        707
----------------------------------------------------------------------------------------------------------
    Total continuing operations                                                3,431      3,128      2,741
----------------------------------------------------------------------------------------------------------
Discontinued operations                                                         --            2         22
----------------------------------------------------------------------------------------------------------
    Total worldwide                                                          $ 3,431    $ 3,130    $ 2,763
==========================================================================================================

* Excludes expenditures of Caltex' affiliated companies, principally in Australia, Thailand, Korea and Japan.

Industry Review
Review of 1996

The world economy grew at a strong 3.8% rate in 1996. However, growth patterns were mixed among regions. Economic expansion in the industrialized world as a whole was relatively modest. While the pivotal U.S. economy enjoyed another year of steady advance, the adoption of fiscal austerity measures in Western Europe led to a slowing of economic expansion. A large increase in governmental spending in the first quarter boosted Japanese GDP growth

ITEM B19
Real GDP Growth - Worldwide
PERCENT

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B19.]

ITEM B20
Average West Texas Intermediate Spot Prices - Per Quarter
DOLLARS PER BARREL

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B20.]


in 1996, but the recovery has yet to become deep-rooted. On the other hand, economic expansion in the developing world was generally robust, particularly in the Pacific Rim countries. One major disappointment in 1996 was the failure of the former Soviet bloc to turn around. Although some of the former Eastern European "satellite" countries enjoyed relatively strong growth, the Russian economy registered another decline, pulling down the region as a whole.

     World demand for petroleum products continued to attain new highs in 1996, spurred by the global economic expansion and cold winter conditions early in the year. Oil consumption averaged 71.8 million BPD, an increase of 1.7 million BPD from the 1995 level. Growth in the industrialized nations rose sharply, up 900,000 BPD, boosted by the very cold winter weather across the Northern Hemisphere. In the developing countries, buoyant economic conditions, particularly in the Pacific Rim region, led to a robust increase of 1.2 million BPD in oil consumption. However, the contraction in the Russian economy offset gains in several Eastern European countries, leading to an overall 400,000 BPD demand decline for the former Soviet bloc.

World Petroleum Demand
(Millions of barrels a day)                                                     1996       1995       1994
----------------------------------------------------------------------------------------------------------
Industrial nations                                                              41.2       40.3       40.0
Developing nations                                                              24.9       23.7       22.6
Former Soviet bloc                                                               5.7        6.1        6.2
----------------------------------------------------------------------------------------------------------
  Total                                                                         71.8       70.1       68.8
==========================================================================================================

     Crude oil supplies also rose sharply during the year. However, very ambitious gains that had been expected from non-OPEC sources did not materialize fully. In the North Sea, for example, extended field maintenance during the summer, underperformance by several old fields and delayed projects limited production increases. Even with these constraints, output from the North Sea contributed significantly to non-OPEC's near 1 million BPD gain from the 1995 level.

     Latin America also posted significant increases, resulting from higher output levels from Argentina, Brazil, Colombia and Mexico. Likewise, there were significant gains from countries such as Angola, Australia and Canada, but these were partially offset by production losses from the former Soviet Union and the United States.

     The step-up in world oil demand and lower than anticipated non-OPEC output combined to boost world requirements for OPEC oil during 1996, the first substantial output gain for the organization in several years. Crude oil production averaged 25.9 million BPD, a 900,000 BPD increase over its year-earlier level. Cash-strapped countries such as Nigeria and Venezuela substantially exceeded OPEC quotas and accounted for more than half of this increase. Iraqi exports remained embargoed until near year-end, when agreement was reached allowing so-called "oil-for-food" flows under U.N.
Resolution 986.

     World petroleum prices were surprisingly strong throughout 1996. Special factors, such as exceptionally cold weather early in 1996, the absence of Iraqi exports and the delayed start-up of new North Sea production, had a major impact. At the same time, crude oil and petroleum product stocks were lean by historical standards, thus contributing to price strength and volatility. The spot price of U.S. benchmark West Texas Intermediate (WTI) averaged $22.16 per barrel, which was $3.73 per barrel higher than the previous year and a level not seen since the Gulf War.

     Refiners' margins during 1996 were higher than 1995's very depressed levels in key U.S. and European markets. Despite the run-up in underlying crude oil costs, special factors contributed to strong light-end product prices. For instance, the extreme cold winter within the Atlantic basin boosted heating oil prices and delayed the refinery switchover to gasoline, leading to low stock levels prior to the summer driving season. In addition, on the U.S. West Coast, refinery outages and dislocations resulting from the introduction of CARB reformulated gasoline also pushed up margins during the spring and summer. Marketing margins, however, decreased relative to 1995 due to intense competitive pressures and oversupply in the marketplace, especially in the U.S., the United Kingdom and the Asia-Pacific area.

Near-Term Outlook

World economic growth is projected to remain strong in 1997, as continued powerful expansion in the developing world and modest increases in the industrialized nations are reinforced by an anticipated turnaround in the former Soviet bloc. The United States is forecast to continue to enjoy modest growth in 1997, and economic expansion in Western Europe is expected to pick up. In Japan, growth should weaken somewhat from the artificially high rate created by the stimulative government spending in 1996. Within the developing world, expansion in Asia may also moderate somewhat, but will remain relatively strong. The former Soviet bloc as a whole is anticipated to register positive GDP growth for the first time in eight years, as the Russian economy shows signs of turning around.

     Strong economic conditions should result in one of the highest rates of growth for world oil consumption witnessed over the last two decades. World demand is projected to average 73.8 million BPD, a 2.0 million BPD, or 2.8% increase over 1996 levels. Growth in the industrialized nations is expected to slow to 500,000 BPD in 1997, as normal winter conditions are projected. In the developing countries, demand is expected to rise by 1.4 million BPD, fueled by the ongoing economic expansion. Also, in the former Soviet bloc, demand is expected to rise by 100,000 BPD from the 1996 level, as consumption rises in Central Europe.

Near-Term World Supply/Demand Balance
(Millions of barrels a day)                               1997             1996
--------------------------------------------------------------------------------
Demand                                                    73.8             71.8
Supply
  Non-OPEC crude                                          38.3             37.1
  OPEC crude                                              26.7             25.9
  Other liquids                                            9.3              9.0
--------------------------------------------------------------------------------
Total supply                                              74.3             72.0
--------------------------------------------------------------------------------
  Stock change                                             0.5              0.2
================================================================================

     Despite the strength in demand, anticipated increases in non-OPEC and OPEC production may actually run ahead of consumption, causing the global supply/demand balance to loosen and prices to weaken. Non-OPEC crude oil production has been on an uptrend over the last few years and, despite the somewhat disappointing performance in 1996, output in 1997 is expected to climb to 38.3 million BPD, a dramatic 1.2 million BPD gain. As in the past, the North Sea will be the major contributor, followed by Brazil, Mexico, Australia, India, Angola and some other African nations. By year-end, output from Colombia's giant Cusiana/Cupiagua fields is expected to rise significantly as the Ocensa pipeline nears completion. Even output from the former Soviet Union may increase after many years of decline. Among the major producers, only the United States will continue to slip, and very slowly, as declining production from Prudhoe Bay and other North Slope fields is offset by new flows from the Gulf of Mexico.

     OPEC production is also expected to rise in 1997, given the resumption in Iraqi oil exports. The agreed partial lifting of the U.N. embargo will likely add about 600,000 BPD to the market. In addition, ongoing capacity expansions in Venezuela, Algeria and Nigeria may translate into a further increase in OPEC production. This could occur at a time when market fundamentals point toward weaker crude oil and product prices.

     U.S.  natural gas  consumption  in 1996 rose to over 22 trillion cubic feet
(TCF), up 0.6 TCF from the prior-year level. The extreme cold weather and growing industrial usage boosted demand to a level that has not been experienced since the early 1970's. In 1997, demand should continue to grow, despite the assumption of more normal winter conditions.

                                   o o o o o o

Forward-Looking Statements

The Management's Discussion and Analysis and other sections of this Annual Report may contain forward-looking statements that are based on current expectations, estimates and projections about the industries in which Texaco operates, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and are subject to the safe harbors created thereby. These statements are based on a number of assumptions that could ultimately prove inaccurate and, therefore, there can be no assurance that they will prove to be accurate. Factors which could affect performance include estimation of reserves, inaccurate seismic data, mechanical failures, unilateral cancellation of concessions by host governments, decreased demand for motor fuels, natural gas and other products, above-average temperatures, pipeline failures, oil spills, increasing price and product competition, higher or lower costs and expenses, domestic and foreign governmental and public policy changes including environmental regulations, the outcome of pending and future litigation and governmental proceedings and continued availability of financing. These are representative of factors which could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general domestic and international economic conditions including interest rate and currency exchange rate fluctuations and other factors. Texaco undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

STATEMENT OF             Texaco Inc.
CONSOLIDATED INCOME      and Subsidiary Companies

(Millions of dollars) For the years ended December 31                                           1996         1995           1994
------------------------------------------------------------------------------------------------------------------------------------
Revenues
Sales and services (includes transactions with significant affiliates of
  $3,867 million in 1996, $3,146 million in 1995 and $2,561 million in 1994)                  $ 44,561     $  35,551      $  32,540
Equity in income of affiliates, interest, asset sales and other                                    939         1,236            813
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                                  45,500        36,787         33,353
------------------------------------------------------------------------------------------------------------------------------------

Deductions
Purchases and other costs (includes transactions with significant affiliates of
  $2,048 million in 1996, $1,733 million in 1995 and $1,679 million in 1994)                    34,643        27,237         23,931
Operating expenses                                                                               2,978         2,907          3,069
Selling, general and administrative expenses                                                     1,693         1,580          1,679
Maintenance and repairs                                                                            367           375            390
Exploratory expenses                                                                               379           289            307
Depreciation, depletion and amortization                                                         1,455         2,385          1,735
Interest expense                                                                                   434           483            498
Taxes other than income taxes                                                                      496           491            496
Minority interest                                                                                   72            54             44
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                42,517        35,801         32,149
------------------------------------------------------------------------------------------------------------------------------------

Income from continuing operations before income taxes and
  cumulative effect of accounting change                                                         2,983           986          1,204
Provision for income taxes                                                                         965           258            225
------------------------------------------------------------------------------------------------------------------------------------
Net income from continuing operations before cumulative effect of accounting change              2,018           728            979
Net loss on disposal of discontinued operations                                                     --            --            (69)
Cumulative effect of accounting change                                                              --          (121)            --
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                                    $  2,018     $     607      $     910
====================================================================================================================================
Preferred stock dividend requirements                                                         $     58     $      60      $      91
------------------------------------------------------------------------------------------------------------------------------------
Net income available for common stock                                                         $  1,960     $     547      $     819
====================================================================================================================================

Net Income Per Common Share (dollars)
Net income (loss) before cumulative effect of accounting change
  Continuing operations                                                                       $   7.52    $    2.57          $3.43
  Discontinued operations                                                                           --            --           (.26)
Cumulative effect of accounting change                                                              --          (.47)            --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                    $   7.52     $      2.10        $3.17
====================================================================================================================================
Average Number of Common Shares Outstanding (for computation of earnings
  per share) (thousands)                                                                       260,717       259,983        258,813
====================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED     Texaco Inc.
BALANCE SHEET    and Subsidiary Companies

(Millions of dollars) As of December 31                                             1996         1995
--------------------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                                                        $    511    $    501
  Short-term investments-at fair value                                                   41          35
  Accounts  and  notes receivable  (includes   receivables from significant
    affiliates of $299 million in 1996 and $240 million in 1995), less allowance
    for  doubtful  accounts of $34 million in 1996 and $28 million in 1995            5,195       4,177
  Inventories                                                                         1,460       1,357
  Net assets of discontinued operations (see Note 3)                                     --         164
  Deferred income taxes and other current assets                                        458         224
--------------------------------------------------------------------------------------------------------
      Total current assets                                                            7,665       6,458
Investments and Advances                                                              4,996       5,278
Net Properties, Plant and Equipment                                                  13,411      12,580
Deferred Charges                                                                        891         621
--------------------------------------------------------------------------------------------------------
      Total                                                                        $ 26,963    $ 24,937
========================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities
  Notes payable, commercial paper and current portion of long-term debt            $    465    $    737
  Accounts  payable and accrued  liabilities  (includes  payables to significant affiliates of $144 million in 1996 and $123 million in 1995)
      Trade liabilities                                                               3,472       2,396
      Accrued liabilities                                                             1,333       1,381
  Estimated income and other taxes                                                      914         692
--------------------------------------------------------------------------------------------------------
      Total current liabilities                                                       6,184       5,206
Long-Term Debt and Capital Lease Obligations                                          5,125       5,503
Deferred Income Taxes                                                                   795         634
Employee Retirement Benefits                                                          1,236       1,138
Deferred Credits and Other Noncurrent Liabilities                                     2,593       2,270
Minority Interest in Subsidiary Companies                                               658         667
--------------------------------------------------------------------------------------------------------
      Total                                                                          16,591      15,418
Stockholders' Equity
  Market Auction Preferred Shares                                                       300         300
  ESOP Convertible Preferred Stock                                                      474         495
  Unearned employee compensation and benefit plan trust                                (378)       (437)
  Common stock-274,293,417 shares issued                                              1,714       1,714
  Paid-in capital in excess of par value                                                630         655
  Retained earnings                                                                   8,292       7,186
  Currency translation adjustment                                                       (65)         61
  Unrealized net gain on investments                                                     33          62
--------------------------------------------------------------------------------------------------------
                                                                                     11,000      10,036
   Less-Common stock held in treasury, at cost                                          628         517
--------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                     10,372       9,519
--------------------------------------------------------------------------------------------------------
      Total                                                                        $ 26,963    $ 24,937
========================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF               Texaco Inc.
CONSOLIDATED CASH FLOWS    and Subsidiary Companies

(Millions of dollars) For the years ended December 31                                    1996       1995      1994
--------------------------------------------------------------------------------------------------------------------
Operating  Activities
Net income                                                                             $ 2,018    $   607    $   910
Reconciliation to net cash provided by (used in) operating activities
  Cumulative effect of accounting change                                                    --        121         --
  Loss on disposal of discontinued operations                                               --         --        103
  Depreciation, depletion and amortization                                               1,455      2,385      1,735
  Deferred income taxes                                                                    (20)      (102)      (213)
  Exploratory expenses                                                                     379        289        307
  Minority interest in net income                                                           72         54         44
  Dividends from affiliates, greater than (less than) equity in income                     167       (103)       (79)
  Gains on asset sales                                                                     (19)      (320)      (125)
  Changes in operating working capital
    Accounts and notes receivable                                                       (1,072)      (766)       278
    Inventories                                                                           (104)       (29)       (60)
    Accounts payable and accrued liabilities                                               716       (116)      (350)
    Other-mainly estimated income and other taxes                                           97        (44)        23
  Other-net                                                                                 73        146        286
--------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                          3,762      2,122      2,859

Investing Activities
Capital and exploratory expenditures                                                    (2,897)    (2,386)    (2,050)
Proceeds from sale of discontinued operations, net of cash and cash equivalents sold       344         --        645
Proceeds from sales of assets                                                              125      1,150        328
Sale of leasehold interests                                                                261        248         --
Purchases of investment instruments                                                     (1,668)    (1,238)      (693)
Sales/maturities of investment instruments                                               1,816      1,273        672
Other-net                                                                                   70         12         (7)
--------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                             (1,949)      (941)    (1,105)

Financing Activities
Borrowings having original terms in excess of three months
  Proceeds                                                                                 307        313        660
  Repayments                                                                              (802)      (358)      (707)
Net decrease in other borrowings                                                          (143)      (137)      (251)
Issuance of preferred stock by subsidiaries                                                 --         65        112
Redemption of Series C Preferred Stock                                                      --         --       (267)
Purchases of common stock                                                                 (159)        (4)      (381)
Dividends paid to the company's stockholders
  Common                                                                                  (859)      (832)      (830)
  Preferred                                                                                (58)       (60)       (91)
Dividends paid to minority stockholders                                                    (87)       (55)       (87)
Other-net                                                                                   --         (2)        (3)
--------------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                                             (1,801)    (1,070)    (1,845)

Cash and Cash Equivalents
Effect of exchange rate changes                                                             (2)       (14)         7
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) during year                                                             10         97        (84)
Beginning of year                                                                          501        404        488
--------------------------------------------------------------------------------------------------------------------
End of year                                                                            $   511    $   501    $   404
====================================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED    Texaco Inc.
STOCKHOLDERS' EQUITY         and Subsidiary Companies

                                                                    Shares       Amount     Shares     Amount     Shares     Amount
------------------------------------------------------------------------------------------------------------------------------------
(Shares in thousands; amounts in millions of dollars)                             1996                   1995                   1994
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock
par value $1; Shares authorized-30,000,000
Series B ESOP Convertible Preferred Stock-
liquidation value of $600 per share
  Beginning of year                                                    751    $   450         780    $   468         812    $   487
  Retirements                                                          (31)       (18)        (29)       (18)        (32)       (19)
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                                          720        432         751        450         780        468
------------------------------------------------------------------------------------------------------------------------------------
Series F ESOP Convertible Preferred Stock-
liquidation value of $737.50 per share
  Beginning of year                                                     60         45          63         47          66         49
  Retirements                                                           (3)        (3)         (3)        (2)         (3)        (2)
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                                           57         42          60         45          63         47
------------------------------------------------------------------------------------------------------------------------------------
Market Auction Preferred Shares (Series G, H, I and J)-
  liquidation  preference of $250,000 per share
  Beginning and end of year                                              1        300           1        300           1        300
------------------------------------------------------------------------------------------------------------------------------------
Series C Variable Rate Cumulative Preferred Stock-
stated value of $50 per share
  Beginning of year                                                     --         --          --         --       5,334        267
  Redemption                                                            --         --          --         --      (5,334)      (267)
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                                           --         --          --         --          --         --
 -----------------------------------------------------------------------------------------------------------------------------------
Series E Variable Rate Cumulative Preferred Stock-
stated value of $100,000 per share
  Beginning of year                                                     --         --          --         --           4        381
  Redemption                                                            --         --          --         --          (4)      (381)
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                                           --         --          --         --          --         --
 -----------------------------------------------------------------------------------------------------------------------------------

Unearned Employee Compensation
(related to ESOP preferred stock and restricted stock awards)
  Beginning of year                                                              (234)                  (282)                  (337)
  Awards                                                                          (22)                    (8)                    (5)
  Amortization and other                                                           81                     56                     60
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                                                    (175)                  (234)                  (282)
------------------------------------------------------------------------------------------------------------------------------------

Benefit Plan Trust
(common stock)
  Beginning of year                                                  4,000       (203)         --         --
  Establishment                                                         --         --       4,000       (203)
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                                        4,000       (203)      4,000       (203)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock
par value $6.25; Shares authorized-350,000,000
  Issued                                                           274,293      1,714     274,293      1,714     274,293      1,714
------------------------------------------------------------------------------------------------------------------------------------

Common Stock Held in Treasury, at cost
Beginning of year                                                   10,076       (517)     14,761       (753)     15,273       (776)
Purchases of common stock                                            1,757       (159)         51         (4)      6,107       (381)
Preferred stock exchange                                                --         --          --         --      (6,107)       381
Other-mainly employee benefit plans                                 (1,238)        48      (4,736)       240        (512)        23
------------------------------------------------------------------------------------------------------------------------------------
End of year                                                         10,595    $  (628)     10,076    $  (517)     14,761    $  (753)
====================================================================================================================================

See accompanying notes to consolidated financial statements.
(Continued on next page)

STATEMENT OF CONSOLIDATED     Texaco Inc.
STOCKHOLDERS' EQUITY          and Subsidiary Companies



(Millions of dollars)                                                                                 1996        1995       1994
------------------------------------------------------------------------------------------------------------------------------------
Paid-in-Capital in Excess of Par Value
Beginning of year                                                                                  $    655     $   654     $   655
Issuance and redemption of preferred stock, treasury stock transactions
  relating to investor services plan and employee compensation plans                                    (25)          1          (1)
------------------------------------------------------------------------------------------------------------------------------------
End of year                                                                                             630         655         654
------------------------------------------------------------------------------------------------------------------------------------

Retained Earnings
Balance at beginning of year                                                                          7,186       7,463       7,463
Add:
  Net income                                                                                          2,018         607         910
  Tax benefit associated with dividends on unallocated ESOP Convertible Preferred Stock                   5           8          11
Deduct: Dividends declared on
  Common stock ($3.30 per share in 1996, $3.20 per share in 1995 and 1994)                              859         832         830
  Preferred stock
    Series B ESOP Convertible Preferred Stock                                                            42          43          45
    Series F ESOP Convertible Preferred Stock                                                             4           4           4
    Market Auction Preferred Shares (Series G, H, I and J)                                               12          13          10
    Series C Variable Rate Cumulative Preferred Stock                                                    --          --          13

    Series E Variable Rate Cumulative Preferred Stock                                                    --          --          19
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                                8,292       7,186       7,463
------------------------------------------------------------------------------------------------------------------------------------

Currency Translation Adjustment
Beginning of year                                                                                        61          87          18
Change during year                                                                                     (126)        (26)         69
------------------------------------------------------------------------------------------------------------------------------------
End of year                                                                                             (65)         61          87
------------------------------------------------------------------------------------------------------------------------------------

Unrealized Net Gain On Investments
Beginning of year                                                                                        62          51          58
Change during year                                                                                      (29)         11          (7)
------------------------------------------------------------------------------------------------------------------------------------
End of year                                                                                              33          62          51
------------------------------------------------------------------------------------------------------------------------------------

Stockholders' Equity
End of year (including preceding page)                                                             $ 10,372     $ 9,519     $ 9,749
====================================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED         Texaco Inc.
FINANCIAL STATEMENTS          and Subsidiary Companies


1  Note One - Description of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements consist of the accounts of Texaco Inc. and subsidiary companies owned directly or indirectly more than 50 percent. Intercompany accounts and transactions are eliminated.

     The U.S. Dollar is the functional currency of all the company's operations and of a substantial portion of the operations of its affiliates accounted for on the equity method. For these operations, translation effects and all gains and losses from transactions not denominated in the functional currency are included in income currently, except for certain hedging transactions. The cumulative translation effects for the equity affiliates using functional currencies other than the U.S. Dollar are included in the currency translation adjustment in stockholders' equity.

Use of Estimates

The preparation of Texaco's consolidated financial statements in accordance with generally accepted accounting principles requires the use of estimates and management's judgment. While all available information has been considered, actual amounts could differ from those reported as assets and liabilities and related revenues, costs and expenses and the disclosed amounts of contingencies.

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

Investments and Advances

The equity method of accounting is used for investments in certain affiliates owned 50 percent or less, including corporate joint-ventures and partnerships. Under this method, equity in the pre-tax income or losses of partnerships and in the net income or losses of corporate joint-venture companies is reflected currently in Texaco's revenues, rather than when realized through dividends or distributions. Investments in the entities accounted for on this method generally reflect Texaco's equity in their underlying net assets.

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

     Exploratory costs, excluding the costs of exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination whether the wells have found proved reserves which justify commercial development. If such reserves are not found, the drilling costs are charged to exploratory expenses. Intangible drilling costs applicable to productive wells and to development dry holes, as well as tangible equipment costs and costs of injected carbon dioxide related to the development of oil and gas reserves, are capitalized.

     As discussed  in Note 2, Texaco  adopted  SFAS 121 in 1995.  Commencing  in
1995, for purposes of determining and recognizing permanent impairment of long-lived assets to be held and used, the applicable carrying value is tested against the undiscounted projection of net future pre-tax cash flows. In the case of productive oil and gas properties located in the United States, the test is performed on an individual field basis, including related depreciable investment. For similar properties located outside the United States, the test is performed on a field, concession or contract area basis, depending on the circumstances. For other depreciable investments, the applicable grouping of assets is based on the lowest practicable levels of identifiable cash flows, consistent with the manner in which those assets are managed. If an impairment exists, the carrying amount is adjusted to fair value.

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

Environmental Expenditures

When remediation of a property is probable and the related costs can be reasonably estimated, environmentally-related remediation costs are expensed and recorded as liabilities. If recoveries of environmental costs from third parties are probable, a receivable is recorded. Other environmental expenditures, principally maintenance or preventive in nature, are recorded when expended and are expensed or capitalized as appropriate.

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

Accounting for Contingencies

Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the company's management and legal counsel. The assessment of loss contingencies necessarily involves an exercise of judgment and is a matter of opinion. In assessing loss contingencies related to legal proceedings that are pending against the company or unasserted claims that may result in such proceedings, the company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

     If the assessment of a contingency indicates that it is probable that a material liability had been incurred and the amount of the loss can be estimated, then the estimated liability would be accrued in the company's financial statements. If the assessment indicates that a potentially material liability is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

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

Reclassifications

Certain previously reported amounts have been reclassified to conform to current year presentation.

2 Note Two - Changes in Accounting Principles

During 1995, Texaco adopted Statement of Financial Accounting Standards, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). Under SFAS 121, assets whose carrying amounts are not expected to be fully recovered by future use or disposition must be written down to their fair values.

     Adoption of this Standard resulted in a non-cash after-tax charge of $639 million against fourth quarter 1995 earnings. Application of SFAS 121 to assets that the company intends to retain resulted in a pre-tax fourth quarter charge of $775 million, principally due to depreciation, depletion and amortization expense. On an after-tax basis, this charge amounted to $514 million and primarily reflected the write-down to their estimated fair values of certain of the company's producing properties in the United States which were evaluated for impairment on a field-by-field basis rather than in the aggregate. Fair values were based on estimated future discounted cash flows. To a large extent, the impairments resulted from acquisitions of U.S. upstream properties at times when price assumptions and reserve estimates were higher. Additionally, constraints on production and development in certain areas due to environmental concerns have curtailed originally projected production levels and increased costs to the point that original investments cannot be fully recovered. Also in the fourth quarter, certain non-core coal and marketing properties, surplus buildings and other properties and equipment that the company intends to abandon or dispose of pursuant to its plan for growth were written down by a $184 million charge, principally due to depreciation, depletion and amortization expense. Including estimated disposal costs, this charge to income was $125 million, net-of-tax. There were no material changes in the estimated fair values of assets to be disposed of subsequent to the determination of their impairment. At year-end 1996 and 1995, the carrying amounts of assets to be disposed of were not significant. Adoption of SFAS 121 by Star Enterprise and the Caltex group of companies, each owned 50% by Texaco, had no effect on 1995 net income.

     In accordance with SFAS 121, a $121 million after-tax write-down of non-core domestic producing properties held for sale at January 1, 1995, previously recorded in the first quarter of 1995 in income from continuing operations, has been classified as the cumulative effect of an accounting change.

3 Note Three - Discontinued Operations

In 1993, Texaco announced its intention to dispose of substantially all of its worldwide chemical operations, including its lubricant additives business. Texaco has since accounted for these operations as discontinued operations.

     On April 21, 1994, Texaco Inc. completed the sale of Texaco Chemical Company and related international chemical operations to Huntsman Corporation for $850 million, consisting of $650 million in cash and an 11-year subordinated note with a face value of $200 million. The note was prepaid in January 1996. On February 29, 1996, Texaco sold its worldwide lubricant additives business to Ethyl Corporation for $136 million in cash and a three year note with a face amount of $60 million.

     The results of these operations have been classified as discontinued operations for all periods presented in the Statement of Consolidated Income. The assets and liabilities of the worldwide lubricant additives business are classified as "Net assets of discontinued operations" in the December 31, 1995 Consolidated Balance Sheet. Discontinued operations have not been segregated in the Statement of Consolidated Cash Flows and, therefore, amounts for certain captions will not agree with the respective Statement of Consolidated Income.

     Purchase and sale transactions between the discontinued operations and Texaco's significant affiliates, as well as resultant receivables and payables, were immaterial for each period presented.

     The summarized results of discontinued operations and related per common share effects are as follows:

(Millions of dollars) For the years ended December 31                                           1996           1995           1994
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                                        $  32          $ 222          $ 415
====================================================================================================================================
Loss on disposal before income taxes*                                                           $  --          $  --          $(103)
Benefit from income taxes                                                                          --             --             34
------------------------------------------------------------------------------------------------------------------------------------
Net loss on disposal                                                                            $  --          $  --          $ (69)
====================================================================================================================================
*1996 includes $3 million of losses, 1995 includes $11 million of income and 1994 includes $15 million of income during the phase-out period.

Per common share (dollars)
  Net loss on disposal                                                                          $  --          $  --          $(.26)
====================================================================================================================================

The net assets of discontinued operations of $164 million at December 31, 1995 consisted primarily of properties, plant and equipment of $130 million and working capital.

4  Note Four - Inventories

(Millions of dollars) As of December 31                       1996         1995
--------------------------------------------------------------------------------
Crude oil                                                    $  296       $  294
Petroleum products and petrochemicals                           904          839
Other merchandise                                                58           27
Materials and supplies                                          202          197
--------------------------------------------------------------------------------
      Total                                                  $1,460       $1,357
================================================================================

     The excess of estimated current cost over the book value of inventories carried on the LIFO basis of accounting was approximately $398 million and $231 million at December 31, 1996 and 1995, respectively.

5  Note Five - Investments and Advances

Investments in affiliates, including corporate joint-ventures and partnerships, owned 50% or less are accounted for on the equity method. Texaco's total investments and advances are summarized as follows:

(Millions of dollars) As of December 31                          1996     1995
-------------------------------------------------------------------------------
Affiliates accounted for on the equity method
  Caltex group of companies
    Exploration and production                                  $  448   $  445
    Manufacturing, marketing and distribution                    1,679    2,035
-------------------------------------------------------------------------------
  Total Caltex group of companies                                2,127    2,480
  Star Enterprise                                                  756      755
  Other affiliates                                                 928      850
-------------------------------------------------------------------------------
                                                                 3,811    4,085
Miscellaneous investments, long-term receivables,
 etc., accounted for at
  Fair value                                                       544      682
  Cost, less reserve                                               641      511
-------------------------------------------------------------------------------
  Total                                                         $4,996   $5,278
===============================================================================

     Texaco's equity in the net income of affiliates accounted for on the equity method, adjusted to reflect income taxes for partnerships whose income is directly taxable to Texaco, is as follows:

(Millions of dollars) For the years ended December 31      1996    1995     1994
--------------------------------------------------------------------------------
Equity in net income (loss)
  Caltex group of companies
    Exploration and production                            $ 188   $ 156    $ 136
    Manufacturing, marketing and distribution               347     294      210
--------------------------------------------------------------------------------
  Total Caltex group of companies                           535     450      346
  Star Enterprise                                            14     (47)      37
  Other affiliates                                          120     121      111
--------------------------------------------------------------------------------
    Total                                                 $ 669   $ 524    $ 494
--------------------------------------------------------------------------------
Dividends received from these companies                   $ 878   $ 427    $ 467
================================================================================

     The undistributed earnings of these affiliates included in Texaco's retained earnings were $2,609 million, $2,768 million and $2,657 million as of December 31, 1996, 1995 and 1994, respectively.

Caltex Group

Texaco has investments in the Caltex group of companies, owned 50% by Texaco and 50% by Chevron Corporation. The Caltex group consists of P.T. Caltex Pacific Indonesia, American Overseas Petroleum Limited and subsidiary and Caltex Petroleum Corporation and subsidiaries. This group of companies is engaged in the exploration for and production, transportation, refining and marketing of crude oil and products in Africa, Asia, the Middle East, Australia and New Zealand.

     On April 2, 1996, Caltex Petroleum Corporation completed the sale of its 50% interest in Nippon Petroleum Refining Company, Limited (NPRC) to its partner, Nippon Oil Company, for approximately $2 billion. Caltex Petroleum Corporation's net income for 1996 includes a gain of $621 million associated with this sale. Texaco's results include a net gain of $219 million relating to this sale, comprised of its equity share of the gain, less an adjustment in the carrying value of its investment and further reduced by a tax on the dividend distributed to the shareholders.

Star Enterprise

Star Enterprise (Star) is a joint-venture partnership owned 50% by Texaco and 50% by the Saudi Arabian Oil Company. The partnership refines, distributes and markets certain Texaco-branded petroleum products, including gasolines, in 26 East and Gulf Coast states and the District of Columbia.

                                   o o o o o o

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

(Millions of dollars)                                                                   1996              1995               1994
------------------------------------------------------------------------------------------------------------------------------------
Caltex group
For the years ended December 31:
Gross revenues                                                                       $ 18,166           $ 15,622           $ 15,148
Income before income taxes                                                           $  2,175           $  1,366           $  1,111
Net income                                                                           $  1,193           $    899           $    689
====================================================================================================================================
As of December 31:
Current assets                                                                       $  2,565           $  2,323           $  2,421
Noncurrent assets                                                                       6,830              7,794              7,389
Current liabilities                                                                    (2,999)            (3,223)            (3,072)
Noncurrent liabilities and deferred credits                                            (2,018)            (1,799)            (1,853)
Minority interest in subsidiary companies                                                (122)              (136)              (152)
------------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                           $  4,256           $  4,959           $  4,733
====================================================================================================================================
Star Enterprise
For the years ended December 31:
Gross revenues                                                                       $  8,006           $  6,619           $  6,100
Income (loss) before income taxes                                                    $     38           $   (135)          $    101
Net income (loss)                                                                    $     25           $    (88)          $     66
====================================================================================================================================
As of December 31:
Current assets                                                                       $    816           $    832           $    928
Noncurrent assets                                                                       3,204              3,299              3,247
Current liabilities                                                                      (704)              (745)              (748)
Noncurrent liabilities and deferred credits                                            (1,141)            (1,207)            (1,109)
------------------------------------------------------------------------------------------------------------------------------------
Partners' equity                                                                     $  2,175           $  2,179           $  2,318
====================================================================================================================================
Other equity affiliates
For the years ended December 31:
Gross revenues                                                                       $  3,940           $  3,662           $  3,058
Income before income taxes                                                           $    697           $    691           $    639
Net income                                                                           $    451           $    440           $    410
====================================================================================================================================
As of December 31:
Current assets                                                                       $  1,049           $    925           $    641
Noncurrent assets                                                                       3,853              3,622              3,351
Current liabilities                                                                    (1,182)            (1,180)              (759)
Noncurrent liabilities and deferred credits                                            (1,845)            (1,703)            (1,835)
------------------------------------------------------------------------------------------------------------------------------------
Net assets (or partners' equity)                                                     $  1,875           $  1,664           $  1,398
====================================================================================================================================
Texaco's share
For the years ended December 31:
Gross revenues                                                                       $ 14,644           $ 12,567           $ 11,766
Income before income taxes                                                           $  1,310           $    818           $    780
Net income                                                                           $    669           $    524           $    494
====================================================================================================================================
As of December 31:
Current assets                                                                       $  1,913           $  1,739           $  1,711
Noncurrent assets                                                                       6,378              6,820              6,453
Current liabilities                                                                    (2,329)            (2,420)            (2,213)
Noncurrent liabilities and deferred credits                                            (2,090)            (1,986)            (1,969)
Minority interest in subsidiary companies                                                 (61)               (68)               (76)
------------------------------------------------------------------------------------------------------------------------------------
Net assets (or partners' equity)                                                     $  3,811           $  4,085           $  3,906
====================================================================================================================================

6  Note Six - Properties, Plant and Equipment

As of December 31, 1996 and 1995, net exploration and production properties, plant and equipment totaled $5,258 million and $4,914 million, respectively, relating to U.S. operations and $2,474 million and $2,180 million, respectively, relating to international operations. As of December 31, 1996 and 1995, net manufacturing, marketing, and distribution properties, plant and equipment totaled $2,834 million and $2,856 million, respectively, relating to U.S. operations and $2,219 million and $2,040 million, respectively, relating to international operations.

                                                                               Gross             Net           Gross             Net
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars) As of December 31                                                         1996                            1995
------------------------------------------------------------------------------------------------------------------------------------
Exploration and production                                                   $24,786         $ 7,732         $24,015         $ 7,094
------------------------------------------------------------------------------------------------------------------------------------
Manufacturing, marketing and distribution
  Manufacturing                                                                3,476           2,097           3,370           2,115
  Marketing                                                                    3,651           2,607           3,360           2,376
  Marine                                                                         173               8             226              12
  Pipelines                                                                      870             341             950             393
------------------------------------------------------------------------------------------------------------------------------------
    Total manufacturing, marketing and distribution                            8,170           5,053           7,906           4,896
------------------------------------------------------------------------------------------------------------------------------------
Other                                                                          1,032             626             982             590
------------------------------------------------------------------------------------------------------------------------------------
    Total                                                                    $33,988         $13,411         $32,903         $12,580
====================================================================================================================================
    Capital lease amounts included above                                     $   450         $   111         $   559         $    60
====================================================================================================================================

     Accumulated depreciation, depletion and amortization totaled $20,577 million and $20,323 million at December 31, 1996 and 1995, respectively. Interest capitalized as part of properties, plant and equipment was $12 million in 1996, $20 million in 1995 and $13 million in 1994.

7  Note Seven - Short-Term Debt, Long-Term Debt, Capital Lease Obligations and
                Related Derivatives

Notes payable, commercial paper and current portion of long-term debt

(Millions of dollars) As of December 31                                                                        1996             1995
------------------------------------------------------------------------------------------------------------------------------------
Commercial paper                                                                                             $  326           $  609
Notes payable to banks and others with originating terms of one year or less                                    443              464
Current portion of long-term debt and capital lease obligations
  Indebtedness                                                                                                  640              684
  Capital lease obligations                                                                                      13               27
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              1,422            1,784
Less short-term obligations intended to be refinanced                                                           957            1,047
------------------------------------------------------------------------------------------------------------------------------------
  Total                                                                                                      $  465           $  737
====================================================================================================================================

     The weighted average interest rate of commercial paper and notes payable to banks at December 31, 1996 and 1995 was 6.1%.

Long-term debt and capital lease obligations

(Millions of dollars) As of December 31                                                                           1996          1995
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt
  6-7/8% Guaranteed notes, due 1999                                                                             $  200        $  200
  6-7/8% Guaranteed debentures, due 2023                                                                           195           195
  7-1/2% Guaranteed debentures, due 2043                                                                           198           198
  7-3/4% Guaranteed debentures, due 2033                                                                           199           199
  8% Guaranteed debentures, due 2032                                                                               147           147
  8-1/4% Guaranteed debentures, due 2006                                                                           150           150
  8-3/8% Guaranteed debentures, due 2022                                                                           198           198
  8-1/2% Guaranteed notes, due 2003                                                                                199           199
  8-5/8% Guaranteed debentures, due 2010                                                                           150           150
  8-5/8% Guaranteed debentures, due 2031                                                                           199           199
  8-5/8% Guaranteed debentures, due 2032                                                                           199           199
  8.65% Guaranteed notes, due 1998                                                                                 200           200
  8-7/8% Guaranteed debentures, due 2021                                                                           150           150
  9% Guaranteed notes, due 1996                                                                                     --           400
  9% Guaranteed notes, due 1997                                                                                    200           200
  9% Guaranteed notes, due 1999                                                                                    200           200
  9-3/4% Guaranteed debentures, due 2020                                                                           250           250
  Medium-term notes, maturing from 1996 to 2043 (7.8%)                                                             568           573
  Revolving Credit Facility, due 1998-2002 - variable rate (5.6%)                                                  330           330
  Pollution Control Revenue Bonds, due 2012 - variable rate (3.5%)                                                 166           166
  Other long-term debt:
    Texaco Inc. - Guarantee of ESOP Series B and F loans - fixed and variable rates (5.0%)                         145           213
    U.S. dollars (6.5%)                                                                                            374           295
    Other currencies (8.3%)                                                                                         59            38
------------------------------------------------------------------------------------------------------------------------------------
  Total                                                                                                          4,676         5,049
Capital Lease Obligations (see Note 8)                                                                             145           118
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 4,821         5,167
Less current portion of long-term debt and capital lease obligations                                               653           711
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 4,168         4,456
Short-term obligations intended to be refinanced                                                                   957         1,047
------------------------------------------------------------------------------------------------------------------------------------
    Total long-term debt and capital lease obligations                                                          $5,125        $5,503
====================================================================================================================================

     The percentages reflected for variable-rate debt are the interest rates at December 31, 1996. The percentages reflected for the categories "Medium-term notes" and "Other long-term debt" are the weighted average interest rates at year-end 1996. Where applicable, principal amounts reflected in the preceding schedule include unamortized premium or discount. Interest paid, net of amounts capitalized, amounted to $433 million in 1996, $482 million in 1995 and $500 million in 1994.

     At December 31, 1996, Texaco was party to a revolving credit facility with commitments of $1.5 billion with a syndicate of major U.S. and international banks, available as support for the issuance of the company's commercial paper, as well as for working capital and for other general corporate purposes. Texaco has no amounts outstanding under this facility at year-end 1996. Texaco pays a facility fee on the $1.5 billion facility. The banks reserve the right to terminate the credit facility upon the occurrence of certain specific events, including change in control.

     At December 31, 1996, Texaco's long-term debt included $957 million of short-term obligations scheduled to mature during 1997, which the company has both the intent and the ability to refinance on a long-term basis, through the use of its $1.5 billion revolving credit facility.

     Contractual annual maturities of long-term debt, including sinking fund payments and other redemption requirements, for the five years subsequent to December 31, 1996 are as follows (in millions): 1997 - $640; 1998 - $326; 1999 -
$546; 2000 - $169; and 2001 - $169. The preceding maturities are before consideration of short-term obligations intended to be refinanced and also exclude capital lease obligations.

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

     Summarized below are the carrying amounts and fair values of the company's debt and debt-related derivatives at December 31, 1996 and 1995. Derivative usage during the periods presented was limited to interest rate swaps, where the company either paid or received the net effect of a fixed rate versus a floating rate (commercial paper or LIBOR) index at specified intervals, calculated by reference to an agreed notional principal amount.

                                                                        Carrying         Fair                  Carrying        Fair
                                                                          Amount        Value                    Amount       Value
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars) At December 31                                                     1996                                  1995
------------------------------------------------------------------------------------------------------------------------------------
Notes Payable and Commercial Paper                                        $   769     $   769                   $ 1,073     $ 1,073

Related Derivatives - (Receivable) Payable                                     --          (4)                       --           3
  Notional principal amount                                  $   150                               $   200
  Weighted average maturity (years)                              6.8                                   6.0
  Weighted average fixed pay rate                               7.06%                                 7.35%
  Weighted average floating receivable rate                     5.50%                                 5.69%

Long-Term Debt, including current maturities                              $ 4,676     $ 4,943                   $ 5,049     $ 5,626
Related Derivatives - (Receivable) Payable                                     --           1                        --          (6)
  Notional principal amount                                  $   583                               $   596
  Weighted average maturity (years)                              1.5                                   2.7
  Weighted average fixed receivable rate                        5.08%                                 5.78%
  Weighted average floating pay rate                            4.93%                                 5.63%

Unamortized net gain on terminated swaps                                  $     5                               $     3
====================================================================================================================================

During 1996, pay fixed rate swaps having an aggregate notional principal amount of $50 million matured. Also during 1996, pay floating rate swaps having an aggregate notional principal amount of $13 million were amortized or matured.

     Fair values noted above are based upon quoted market prices, as well as rates currently available to the company for borrowings with similar terms and maturities. The fair value of swaps is the estimated amount that would be received or paid to terminate the agreements at year-end, taking into account current interest rates and the current creditworthiness of the swap counterparties.

     Amounts receivable or payable based on the interest rate differentials of derivatives are accrued monthly and are reflected in interest expense as a hedge of interest on outstanding debt. Gains and losses on terminated swaps are deferred and amortized over the life of the associated debt or the original term of the swap, whichever is shorter.

     Since counterparties to the company's derivative transactions are major financial institutions with strong credit ratings, exposure to credit risk on the net interest differential on notional amounts is minimal. The notional amounts of derivative contracts do not represent cash flow and are not subject to credit risk. The company's counterparty credit exposure limits have been set based upon the maturity and notional amounts of these transactions.

8  Note Eight - Lease Commitments and Rental Expense

The company has leasing arrangements involving service stations, tanker charters, a manufacturing plant, crude oil production and processing equipment, and other facilities. Amounts due under capital leases are reflected in the company's balance sheet as obligations, while Texaco's interest in the related assets is principally reflected as properties, plant and equipment. The remaining lease commitments are operating leases, and payments on such leases are recorded as rental expense.

     As of December 31, 1996, Texaco Inc. and its subsidiary companies had estimated minimum commitments for payment of rentals (net of noncancelable sublease rentals) under leases which, at inception, had a noncancelable term of more than one year, as follows:

(Millions of dollars)                                                        Operating leases        Capital leases
--------------------------------------------------------------------------------------------------------------------
1997                                                                                   $  782                  $ 29
1998                                                                                      131                    27
1999                                                                                      125                    22
2000                                                                                      116                    21
2001                                                                                      394                    31
After 2001                                                                                602                    72
--------------------------------------------------------------------------------------------------------------------
Total lease commitments                                                                $2,150                  $202
====================================================================================================================
Less amounts representing
  Executory costs                                                                                                28
  Interest                                                                                                       75
Add noncancelable sublease rentals netted in capital lease commitments above                                     46
                                                                                                            -------
Present value of total capital lease obligations                                                               $145
====================================================================================================================

Included in operating lease commitments above is $510 million on the lease of a manufacturing plant, which expires in 1997. It is expected that an option to purchase this plant will be exercised in conjunction with the anticipated sale of the plant in 1997.

In 1995, Texaco as lessee entered into a lease agreement for equipment related to the production and processing of crude oil from the Captain Field in the United Kingdom sector of the North Sea. The equipment is principally comprised of a movable drilling and production platform and a floating production storage offloading vessel. The lease has an initial noncancelable term of five years with renewal options for an additional six years. The agreement also provides for residual value guarantees if a renewal option or purchase option is not exercised by Texaco. Both the lease payment amounts and residual value guarantee for this operating lease are dependent upon the final construction costs of the equipment. Construction was completed in early 1997. The above table of operating lease commitments includes the estimated amounts based upon construction costs paid by the lessor through December 31, 1996. Lease payments are expected to begin in 1997.

Rental expense (excluding discontinued operations) relative to operating leases, including contingent rentals based on factors such as gallons sold, is provided in the table below. Such payments do not include rentals on leases covering oil and gas mineral rights.

(Millions of dollars)                                                                    1996       1995       1994
-------------------------------------------------------------------------------------------------------------------
Rental expense
  Minimum lease rentals                                                                  $259       $224       $205
  Contingent rentals                                                                       10         16         15
-------------------------------------------------------------------------------------------------------------------
    Total                                                                                 269        240        220
Less rental income on properties subleased to others                                       53         43         40
-------------------------------------------------------------------------------------------------------------------
Net rental expense                                                                       $216       $197       $180
===================================================================================================================


9  Note Nine - Preferred Stock and Rights

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

     Dividends on each share of Series B are cumulative and are payable semiannually at the rate of $57 per annum. Dividends on Series B totaled $42 million for 1996, $43 million for 1995 and $45 million for 1994.

     Participants may partially convert their Series B holdings into common stock beginning at age 55, and may elect full conversion upon retirement or separation from service with the company. The conversion ratio and number of votes per share of Series B are subject to adjustment under certain conditions. At present, each share of Series B entitles a participant to 12.9 votes, voting together with the holders of common stock, and is convertible into 12.868 shares of common stock. As an alternative to conversion, a participant can elect to receive $600 per share of Series B, payable in cash or common stock. If the participant elects to receive common stock, the company provides shares of common stock to the plan trustee, who then transmits the shares to the participant. Should the participant elect to receive cash, it is the intent of the company to provide the plan trustee with shares of common stock, so that the trustee can sell such shares in the open market and have sufficient cash to transmit to the participant. The outstanding shares of Series B may be redeemed by Texaco Inc. at $611.40 and $605.70 per share through December 19, 1997 and 1998, respectively, and at $600 per share on or after December 20, 1998. Also, Texaco Inc. may be required to redeem all outstanding shares of Series B under certain circumstances.

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

     As of December 31, 1996, there were 3,000,000 shares designated as Series D with a liquidation value of $100 per share. In general, the terms of the Series D have been designed so that each Unit of Series D should be substantially the economic equivalent of one share of common stock. The Series D will, if issued, be junior to any other series of Preferred Stock which may be authorized and issued, unless the terms of such other series provide otherwise. Each share of the Series D which may be issued will entitle the holder to receive a quarterly dividend equal to the greater of (i) $5.00 per share or (ii) 100 times the quarterly dividend declared per share of common stock, subject to adjustment.

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

     Dividends on each share of Series F are cumulative and are payable semiannually at the rate of $64.53 per annum. Annual dividends on Series F totaled $4 million for 1996, 1995 and 1994.

     Participants may partially convert their Series F holdings into common stock beginning at age 55, and may elect full conversion upon retirement or separation from service with the company. The conversion ratio and number of votes per share of Series F are subject to adjustment under certain conditions. At present, each share of Series F entitles a participant to 10 votes, voting together with the holders of common stock, and is convertible into 10 shares of common stock. As an alternative to conversion, a participant can elect to receive $737.50 per share of Series F, in cash or common stock. If the participant elects to receive common stock, the company provides shares of common stock to the plan trustee, who then transmits the shares to the participant. Should the participant elect to receive cash, it is the intent of the company to provide the plan trustee with shares of common stock, so that the trustee can sell such shares in the open market and have sufficient cash to transmit to the participant. The outstanding shares of Series F may be redeemed by Texaco Inc. at $756.86, $750.41 and $743.95 per share through February 12, 1998, 1999 and 2000, respectively, and at $737.50 per share on or after February 13, 2000. Also, Texaco Inc. may be required to redeem all outstanding shares of Series F under certain circumstances.

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

     During 1996, the annual dividend rate for the MAPS ranged between 3.90% and 4.19% and dividends totaled $12 million ($9,510, $11,043, $11,009 and $11,015 per share for series G, H, I and J, respectively).

     For 1995, the annual dividend rate for the MAPS ranged between 4.22% and 4.65% and dividends totaled $13 million ($12,255, $10,558, $10,521 and $10,531 per share for Series G, H, I and J, respectively). For 1994, the annual dividend rate for the MAPS ranged between 2.48% and 4.57% and dividends totaled $10 million ($7,784, $8,057, $9,156 and $9,356 per share for Series G, H, I and J, respectively).

     The company may redeem the MAPS, in whole or in part at any time at a liquidation preference of $250,000 per share, plus premium, if any, and accrued and unpaid dividends thereon.

     The MAPS are non-voting, except under certain limited circumstances.

Series C and Series E Variable Rate Cumulative Preferred Stock

On September 30, 1994, the company redeemed in cash and retired all outstanding shares of Series C. For 1994, dividends on the Series C totaled $13 million ($2.43 per share).

     On November 8, 1994, the company exchanged 6.1 million shares of its common stock held in treasury, which were acquired during the year, for all the issued and outstanding shares of Series E, which were then retired. For 1994, dividends on the Series E totaled $19 million ($4,850 per share).

10  Note Ten - Foreign Currency

Currency translations from continuing operations resulted in a pre-tax loss of $60 million in 1996, compared to a gain of $23 million in 1995 and a loss of $18 million in 1994. After applicable taxes, the loss in 1996 was $66 million, compared to a gain in 1995 of $30 million and a loss in 1994 of $49 million. These amounts include Texaco's equity in such gains and losses of affiliates accounted for on the equity method of accounting.

     Currency exchange impacts for the years 1994 through 1996 were primarily due to the effects of SFAS 109 "Accounting for Income Taxes" with respect to the Pound Sterling on deferred income taxes, as well as the impact of strong inflationary factors within developing countries and the Caltex area.

     Currency translation adjustments reflected in the separate stockholders' equity account result from translation items pertaining to certain affiliates of Caltex. During the year 1996, losses of $66 million resulted from these adjustments, as well as the reversal of a $60 million existing deferred gain due to the sale by Caltex of its investment in NPRC. As a result, a $60 million gain was included in Texaco's net income as part of the gain on this sale. During the year 1995, losses of $26 million in stockholders' equity resulted from the effects of currency translation adjustments.

11  Note Eleven - Taxes

                                                 United                       United                     United
                                                 States   Foreign    Total    States  Foreign    Total   States    Foreign     Total
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                 1996                        1995                          1994
------------------------------------------------------------------------------------------------------------------------------------
Direct taxes
  Provision (benefit) for income taxes
    Current
      U.S. Federal and foreign                   $  359    $  642   $1,001    $   34   $  357   $  391    $  (68)   $  296   $  228
      U.S. state and local                          (16)       --      (16)      (31)      --      (31)       36        --       36
    Deferred                                         13       (33)     (20)      (90)     (12)    (102)      (33)       (6)     (39)
------------------------------------------------------------------------------------------------------------------------------------
      Total provision (benefit) for income taxes    356       609      965       (87)     345      258       (65)      290      225
  Taxes other than income taxes
    Oil and gas production                          112         2      114        91        3       94       101         8      109
    Sales and use                                    --        82       82        --       73       73        --        55       55
    Property                                        105        14      119       109       18      127       111        18      129
    Payroll                                          72        48      120        72       44      116        78        39      117
    Other                                            29        32       61        63       18       81        38        48       86
------------------------------------------------------------------------------------------------------------------------------------
      Total taxes other than income taxes           318       178      496       335      156      491       328       168      496
  Import duties and other governmental levies        38     4,127    4,165        43    3,914    3,957        53     3,939    3,992
------------------------------------------------------------------------------------------------------------------------------------
      Total direct taxes                            712     4,914    5,626       291    4,415    4,706       316     4,397    4,713
Taxes collected from consumers for
    governmental agencies                         1,413     1,824    3,237     1,266    1,803    3,069     1,313     2,124    3,437
------------------------------------------------------------------------------------------------------------------------------------
      Total                                      $2,125    $6,738   $8,863    $1,557   $6,218   $7,775    $1,629    $6,521   $8,150
====================================================================================================================================

All information in this note excludes discontinued operations.

     The deferred income tax assets and liabilities included in the Consolidated Balance Sheet as of December 31, 1996 and 1995 amounted to $242 million and $99 million, respectively, as net current assets and $795 million and $634 million, respectively, as net noncurrent liabilities. The table that follows shows deferred income tax assets and liabilities by category. Deferred income taxes are not recorded on differences between financial reporting and tax bases of investments in stock of subsidiary companies, unless realization of the effect is probable in the foreseeable future. Certain potential deferred tax asset amounts for which possibility of realization is deemed extremely remote have been eliminated and are therefore excluded from the following table:

                                                                                                                   (Liability) Asset
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars) As of December 31                                                              1996                      1995
------------------------------------------------------------------------------------------------------------------------------------
Depreciation                                                                                      $  (947)                  $  (912)
Depletion                                                                                            (271)                     (327)
Intangible drilling costs                                                                            (655)                     (501)
Other deferred tax liabilities                                                                       (502)                     (343)
------------------------------------------------------------------------------------------------------------------------------------
      Total                                                                                        (2,375)                   (2,083)

Employee benefit plans                                                                                523                       524
Tax loss carryforwards                                                                                955                       907
Tax-related reserves                                                                                   26                        36
Tax credit carryforwards                                                                              351                       388
Environmental reserves                                                                                176                       211
Other deferred tax assets                                                                             614                       383
------------------------------------------------------------------------------------------------------------------------------------
      Total                                                                                         2,645                     2,449
------------------------------------------------------------------------------------------------------------------------------------
      Total before valuation allowance                                                                270                       366
------------------------------------------------------------------------------------------------------------------------------------
Valuation allowance                                                                                  (823)                     (901)
                                                                                                  -------                   -------
      Total - net                                                                                 $  (553)                  $  (535)
====================================================================================================================================

     The following schedule reconciles the differences between the U.S. Federal income tax rate and the effective income tax rate:

                                                                                                         1996       1995       1994
------------------------------------------------------------------------------------------------------------------------------------
U.S. Federal income tax rate assumed to be applicable                                                    35.0%      35.0%      35.0%
Net earnings and dividends attributable to affiliated corporations accounted for on the equity method    (5.5)     (17.1)     (10.5)
Aggregate earnings and losses from international operations                                              12.7       18.5       11.1
Sales of stock of subsidiaries                                                                           (6.3)      (6.6)     (15.7)
Energy credits                                                                                           (1.9)      (3.3)      (2.4)
Other                                                                                                    (1.6)       (.4)       1.2
------------------------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                                                                32.4%      26.1%      18.7%
====================================================================================================================================

     For companies operating in the United States, pre-tax earnings from continuing operations before cumulative effect of accounting change aggregated $1,783 million in 1996, $40 million in 1995 and $402 million in 1994. For companies with operations located outside the United States, pre-tax earnings on that basis aggregated $1,200 million in 1996, $946 million in 1995 and $802 million in 1994.

     Income taxes paid, net of refunds, amounted to $917 million, $554 million and $329 million in 1996, 1995 and 1994, respectively.

     The undistributed earnings of subsidiary companies and of affiliated corporate joint-venture companies accounted for on the equity method, for which deferred U.S. income taxes have not been provided at December 31, 1996 amounted to $1,302 million and $2,124 million, respectively. The corresponding amounts at December 31, 1995 were $1,262 million and $2,308 million, respectively.
Recording of deferred income taxes on these undistributed earnings is not required relative to foreign companies and pre-1993 earnings of domestic companies when the earnings have been permanently reinvested. These amounts would be subject to possible U.S. taxation only if remitted as dividends. The determination of the hypothetical amount of unrecognized deferred U.S. taxes on undistributed earnings of foreign entities is not practicable. For domestic entities, such unrecorded deferred income taxes were not material.

     For the year 1996, a benefit of $54 million was recorded for the utilization of loss carryforwards in the 1995 U.S. Federal income tax return. For the years 1995 and 1994 there was no utilization of loss carryforwards recorded for U.S. Federal income taxes. For the years 1996, 1995 and 1994, the utilization of loss carryforwards resulted in income tax benefits of $16 million, $13 million and $57 million in foreign income taxes, respectively.

     At December 31, 1996, Texaco had worldwide tax basis loss carryforwards of approximately $2,347 million, including $1,044 million which do not have an expiration date. The remainder expire at various dates through 2012.

     Foreign tax credit carryforwards available for U.S. Federal income tax purposes amounted to approximately $223 million at December 31, 1996, expiring at various dates through 2001. Alternative minimum tax and other tax credit carryforwards available for U.S. Federal income tax purposes were $351 million at December 31, 1996, of which $347 million have no expiration date. The remaining credits expire at various dates through 2011. The credits that are not utilized by the expiration dates may be taken as deductions for U.S. Federal income tax purposes. In 1996, tax credit carryforwards of $43 million were utilized for U.S. Federal income tax purposes.

12  Note Twelve - Employee Benefit Plans

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

Employee Stock Ownership Plans (ESOP)

Texaco recorded ESOP expense of $15 million in 1996, $28 million in 1995 and $20 million in 1994. Company contributions to the Employees Thrift Plan of Texaco Inc. and the Employees Savings Plan of Texaco Inc. (the Plans) amounted to $26 million in 1996, $17 million in 1995 and $20 million in 1994. These Plans are designed to provide participants with a benefit of approximately 6% of base pay. Included in the 1996 and 1995 ESOP expense is $9 million and $11 million, respectively, for an employee incentive award program. Award payments were made in early 1996 to individual participants' ESOP accounts.

     In 1996, 1995 and 1994, the company paid $46 million, $47 million and $49 million, respectively, in dividends on Series B and Series F stock. The dividends are applied by the trustee to fund interest payments which amounted to $10 million, $14 million and $13 million for 1996, 1995 and 1994, respectively, as well as to reduce principal on the ESOP loans. Dividends on the shares of Series B and Series F used to service debt of the Plans are tax deductible to the company.

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

     The total worldwide expense for all employee pension plans of Texaco, including pension supplementations and the smaller non-U.S. plans, was $91 million in 1996, $86 million in 1995 and $109 million in 1994.

     The  following  data are provided  for U.S.  plans and  principal  non-U.S.
plans:

Components of Pension Expense

                                                                               United States Plans                  Non-U.S. Plans
-----------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                   1996       1995       1994       1996       1995       1994
-----------------------------------------------------------------------------------------------------------------------------------
Benefits earned during the year                                        $  57      $  48      $  69      $  16      $  16      $  22
Actual investment return on plan assets, (gain) loss                    (226)      (279)        27       (102)      (123)        33
Interest cost on projected benefit obligations                           117        114        125         81         81         74
Amortization of net deferred amounts                                     104        158       (145)        38         64       (104)
-----------------------------------------------------------------------------------------------------------------------------------
      Total                                                            $  52      $  41      $  76      $  33      $  38      $  25
===================================================================================================================================

The assumed long-term return on plan assets for U.S. plans was 10% for 1996 and 1995, and 9% for 1994; for non-U.S. plans the weighted average rate was 8.7% for 1996 and 1995, and 8.5% for 1994.

Funded Status of Pension Plans

                                                                                                                 United States Plans
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       Assets  Accumulated       Assets  Accumulated
                                                                                       Exceed     Benefits       Exceed     Benefits
                                                                                  Accumulated       Exceed  Accumulated       Exceed
                                                                                     Benefits       Assets     Benefits       Assets
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars) As of December 31                                                              1996                       1995
------------------------------------------------------------------------------------------------------------------------------------
Present value of the estimated pension benefits to be paid in the future
  Vested benefits                                                                    $(1,097)     $   (97)     $(1,132)     $   (83)
  Nonvested benefits                                                                     (94)          (2)        (105)          (3)
------------------------------------------------------------------------------------------------------------------------------------
   Accumulated benefit obligations (ABO)                                              (1,191)         (99)      (1,237)         (86)
  Effect of projected future salary increases                                           (353)         (14)        (394)         (21)
------------------------------------------------------------------------------------------------------------------------------------
   Total projected benefit obligations (PBO)                                          (1,544)        (113)      (1,631)        (107)
Plan assets at fair value                                                              1,483           --        1,361           --
------------------------------------------------------------------------------------------------------------------------------------
   Assets less than PBO                                                                  (61)        (113)        (270)        (107)
Net transition (asset) liability                                                         (37)           7          (47)          10
Unrecognized net prior-service costs                                                      62           14           70           15
Unrecognized net (gains) and losses                                                        2           (7)         179           (4)
------------------------------------------------------------------------------------------------------------------------------------
  Net pension liability recorded in Texaco's Consolidated Balance Sheet              $   (34)     $   (99)     $   (68)     $   (86)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      Non-U.S. Plans
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       Assets  Accumulated       Assets  Accumulated
                                                                                       Exceed     Benefits       Exceed     Benefits
                                                                                  Accumulated       Exceed  Accumulated       Exceed
                                                                                     Benefits       Assets     Benefits       Assets
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars) As of December 31                                                              1996                       1995
------------------------------------------------------------------------------------------------------------------------------------
Present value of the estimated pension benefits to be paid in the future
  Vested benefits                                                                    $  (436)     $  (274)     $  (388)     $  (260)
  Nonvested benefits                                                                     (21)         (32)         (19)         (22)
------------------------------------------------------------------------------------------------------------------------------------
   Accumulated benefit obligations (ABO)                                                (457)        (306)        (407)        (282)
  Effect of projected future salary increases                                            (19)         (19)         (19)         (22)
------------------------------------------------------------------------------------------------------------------------------------
   Total projected benefit obligations (PBO)                                            (476)        (325)        (426)        (304)
Plan assets at fair value                                                                789           40          677           36
------------------------------------------------------------------------------------------------------------------------------------
   Assets in excess of (less than) PBO                                                   313         (285)         251         (268)
Net transition (asset) liability                                                         (39)           7          (46)          11
Unrecognized net prior-service costs                                                      23           32           22           33
Unrecognized net (gains) and losses                                                      (25)         (20)          11          (21)
------------------------------------------------------------------------------------------------------------------------------------
  Net pension (liability) asset recorded in Texaco's Consolidated Balance Sheet      $   272      $  (266)     $   238      $  (245)
------------------------------------------------------------------------------------------------------------------------------------

Weighted Average Rate Assumptions Used in Estimating Pension Benefit Obligations

                                                                                      United States Plans            Non-U.S. Plans
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        1996         1995         1996         1995
------------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                                            7.5%         7.0%        12.0%        11.5%
Rate of increase in compensation levels                                                  4.0%         4.0%         7.4%         7.9%
====================================================================================================================================

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

     Fixed dollar contributions for health care benefits are determined annually by the company. For measurement purposes, no increase is expected in the per capita company contribution in 1997. Commencing in 1998, the fixed dollar contribution is expected to increase by 4% per annum for both pre-age 65 and post-age 65 retirees for all future years. The assumed fixed dollar contributions do not necessarily represent an obligation of the company.

     Assuming a 1% increase in the annual rate of increase in the fixed dollar contribution for health insurance, the accumulated postretirement benefit obligation and annual expense would increase by approximately $49 million and $5 million, respectively.

     Certain of the company's non-U.S. subsidiaries have postretirement benefit plans. However, most retirees outside the U.S. are covered by government sponsored and administered programs, the cost of which is not significant to the company.

     The following tables provide information on the status of the principal postretirement plans:

Components of Other Postretirement Benefit Expense

                                                         Health      Life          Health      Life           Health     Life
                                                           Care Insurance  Total     Care Insurance   Total     Care Insurance Total
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                       1996                       1995                     1994
------------------------------------------------------------------------------------------------------------------------------------
Benefits earned during the year                            $  9     $  3    $ 12     $  7     $  2     $  9     $ 12    $  4    $ 16
Interest cost on accumulated postretirement
    benefit obligations                                      30       21      51       33       21       54       38      20      58
Amortization of net deferred amounts                         (1)      --      (1)      (3)      (1)      (4)      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
    Total                                                  $ 38     $ 24    $ 62     $ 37     $ 22     $ 59     $ 50    $ 24    $ 74
====================================================================================================================================

Funded Status of Other Postretirement Plans

                                                                                 Health      Life          Health     Life
                                                                                   Care Insurance   Total    Care Insurance   Total
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars) As of December 31                                                              1996                      1995
------------------------------------------------------------------------------------------------------------------------------------
Accumulated unfunded postretirement benefit obligations
  Retirees                                                                         $266     $239     $505     $272     $242     $514
  Fully eligible active participants                                                 31        1       32       33        1       34
  Other active plan participants                                                    102       60      162      125       67      192
------------------------------------------------------------------------------------------------------------------------------------
    Total accumulated unfunded postretirement benefit obligations                   399      300      699      430      310      740
Unrecognized net gain                                                               110       27      137       72        5       77
------------------------------------------------------------------------------------------------------------------------------------
Net other postretirement benefit liability recorded in

  Texaco's Consolidated Balance Sheet                                              $509     $327     $836     $502     $315     $817
===================================================================================================================================

Weighted Average Rate Assumptions Used in Estimating Other Postretirement Benefit Oblitations

                                                             1996          1995
-------------------------------------------------------------------------------
Discount rate                                                7.5%          7.0%
Rate of increase in compensation levels                      4.0%          4.0%
===============================================================================

13 Note Thirteen -  Stock Incentive Plan


Under the company's stock incentive plan (the Plan) approved by stockholders, stock options and restricted stock may be granted to executives and certain key employees. The total number of shares available each year for issuance under the Plan through December 31, 2002 is eight-tenths of one percent (0.8%) of the aggregate number of shares of common stock issued and outstanding on December 31 of the previous year, adjusted for certain plan activity. Shares not issued in the current year are available for future grant. The option price per share cannot be less than the fair market value of a share of common stock on the date granted unless adjusted as provided in the Plan.

     The following table summarizes the number of shares at December 31, 1996, 1995 and 1994 available for awards during the subsequent year:

(Shares) As of December 31                             1996        1995        1994
-----------------------------------------------------------------------------------
To all participants                               3,513,505   2,851,983   1,981,129
To those participants not officers or directors     966,398     687,089     552,915
-----------------------------------------------------------------------------------
Total                                             4,479,903   3,539,072   2,534,044
===================================================================================

During 1996, Texaco adopted the disclosure provision versus fair value method of accounting for stock-based compensation associated with the Statement of Financial Accounting Standards "Accounting for Stock-Based Compensation" (SFAS
123). Consistent with this adoption, the company has elected to continue to account for stock options by applying the guidelines of Accounting Principles Board Opinion "Accounting for Stock Issued to Employees" (APB 25). Had stock options been accounted for based on the fair value method of SFAS 123, the impact on net income would not be material and, therefore, no pro forma disclosures are provided. Stock options granted under the Plan extend for 10 years from the date of grant and become 50% exercisable on the first anniversary. These options are fully exercisable on the second anniversary, except for the January 1990 awards, which became fully exercisable on the fourth anniversary of the award.

     The Plan permits the company to grant restored options to a participant in the Plan who has previously been granted stock options. This feature enables a participant, who exercises an option by exchanging previously acquired common stock or who has shares withheld by the company to satisfy tax withholding obligations, to receive new options, exercisable at the then market value, for the same number of shares as were exchanged or withheld. Under existing regulations, restored options are fully exercisable six months after the date of grant.

     Option activity during 1996, 1995 and 1994 is summarized in the following table:

(Stock Options)                                           1996                  1995                  1994     Price Range Per Share
------------------------------------------------------------------------------------------------------------------------------------
Outstanding January 1                                4,667,644             3,964,098             3,368,949            $ 46.78-$79.94
Granted                                              1,020,265               945,367               643,985              59.69- 85.72
Exercised                                           (4,044,020)           (2,177,630)             (732,286)             46.78- 86.31
Restored                                             3,135,860             1,935,809               683,450              61.25-105.19
Canceled                                               (61,546)                   --                    --              61.63- 84.88
Outstanding December 31                              4,718,203             4,667,644             3,964,098              46.78-105.19
Exercisable December 31                              1,426,618             2,148,743             2,671,225              46.78- 87.81
====================================================================================================================================


14 Note Fourteen - Other Financial Information and Commitments

Environmental Reserves

Texaco Inc. and subsidiary companies have financial reserves relating to environmental remediation programs which the company believes are sufficient for known requirements. At December 31, 1996, reserves for future environmental remediation costs amounted to $591 million and reserves relative to the future cost of restoring and abandoning existing oil and gas properties were $813 million. Texaco's significant affiliates also have recorded reserves for environmental remediation and restoration and abandonment costs.

     Texaco has provided, to the extent reasonably measurable, financial reserves for its probable environmental remediation liabilities. The recording of these obligations is based on technical evaluations of the currently available facts, interpretation of the regulations and the company's experience with similar sites. Additional financial reserve requirements relative to existing and new remediation sites may be necessary in the future when more facts are known. The potential also exists for further legislation to provide limitations on liability. It is not possible to project the overall costs or a range of costs for environmental items beyond that disclosed above due to uncertainty surrounding future developments, both in relation to remediation exposure and to regulatory initiatives. However, while future environmental expenditures that will be incurred by the petroleum industry are expected to be significant in the absolute, they will be a cost of doing business that will have to be recovered in the marketplace. Moreover, it is not believed that such future costs will be material to the company's financial position nor to its operating results over any reasonable period of time.

Preferred Stock of Subsidiary Companies

At December 31, 1996 and 1995, minority holders owned $602 million of preferred stock of subsidiary companies. Such amounts are reflected as minority interest in subsidiary companies in the Consolidated Balance Sheet.

     In October 1993, a wholly owned subsidiary, MVP Production Inc., issued variable rate cumulative preferred stock in a private placement for an aggregate purchase price of $75 million. The shares have voting rights in the subsidiary and are redeemable on September 30, 2003. Annual dividends on these shares totaled $4 million for both 1996 and 1995 and $3 million for 1994.

     In November 1993, a wholly owned subsidiary, Texaco Capital LLC, issued 14 million shares of Cumulative Guaranteed Monthly Income Preferred Shares, Series A (Series A), in a public offering, for an aggregate purchase price of $350 million. In June 1994, Texaco Capital LLC issued 4.5 million shares of Cumulative Adjustable Rate Monthly Income Preferred Shares, Series B (Series B), in a public offering for an aggregate purchase price of $112 million. In December 1995, Texaco Capital LLC issued 3.6 million shares of Deferred Preferred Shares, Series C (Series C) in Canadian dollars, in a public offering, for an aggregate purchase price of $65 million. Texaco Capital LLC's sole assets are notes receivable from Texaco Inc.

     The fixed dividend rate for Series A is 67/8% per annum. The dividend rate for Series B averaged 5.9% per annum for 1996 and 6.26% for 1995. The initial dividend rate for Series B was 6.4% per annum from June, 1994 through September 30, 1994 and 6.75% per annum for the fourth quarter of 1994. The dividend rate on Series B is reset quarterly and is equal to 88% of the highest of three U.S. Treasury maturities (three-month, ten-year and thirty-year), but in no event less than 4.5% per annum nor greater than 10.5% per annum. The payment of dividends and payments on liquidation or redemption with respect to Series A and Series B are guaranteed by Texaco Inc. Dividends on Series A and Series B are paid monthly. Dividends on Series A for 1996, 1995 and 1994 totaled $24 million for each year. Annual dividends on Series B totaled $7 million for both 1996 and 1995 and $4 million for 1994.

     Series A and Series B are redeemable, at the option of Texaco Capital LLC (with Texaco Inc.'s consent) in whole or in part, from time to time, at $25 per share on or after October 31, 1998 for Series A and June 30, 1999 for Series B, plus, in each case, accrued and unpaid dividends to the date fixed for redemption. In addition, under certain circumstances, Texaco Capital LLC (with Texaco Inc.'s consent) can redeem Series A and Series B at any time, in whole or in part, at $25 per share plus accrued and unpaid dividends.

     Dividends on Series C at a rate of 7.17% per annum, compounded annually, will be paid at the redemption date of February 28, 2005 unless earlier redemption occurs. Early redemption may result upon the occurrence of certain specific events. The payment of dividends and payments on liquidation or redemption of Series C are guaranteed by Texaco Inc. The par value and dividends payable in Canadian dollars have been hedged by a swap contract to eliminate foreign currency risk.

     Series A, Series B and Series C are non-voting, except under certain limited circumstances.

     The above preferred stock issues currently require annual dividend payments of approximately $35 million. The company is required to redeem $75 million of this preferred stock in 2003, $65 million (plus accreted dividends of $59 million) in 2005, $112 million in 2024 and $350 million in 2043. Texaco has the ability to extend the required redemption dates for the $112 million and $350 million of preferred stock beyond 2024 and 2043, respectively.

Financial Guarantees

The company has guaranteed the payment of certain debt and other obligations of third parties and affiliate companies. These guarantees totaled $246 million and $206 million at December 31, 1996 and 1995, respectively.

     Exposure to credit risk in the event of non-payment by the obligors is represented by the contractual amount of these instruments. No loss is anticipated under these guarantees.

Throughput Agreements

Texaco Inc. and certain of its  subsidiary  companies  have entered into certain long-term agreements wherein they have committed either to ship through affiliated pipeline companies and an offshore oil port, or to refine at an affiliated refining company a sufficient volume of crude oil or petroleum products to enable these affiliated companies to meet a specified portion of their individual debt obligations, or, in lieu thereof, to advance sufficient funds to enable these affiliated companies to meet these obligations. Additionally, Texaco has entered into long-term purchase commitments with third parties for take or pay gas transportation. At December 31, 1996 and 1995 the company's maximum exposure to loss was estimated to be $629 million and $713 million, respectively.

     However, based on Texaco's right of counterclaim against third parties in the event of nonperformance, Texaco's net exposure was estimated to be $489 million and $546 million at December 31, 1996 and 1995, respectively.

     No losses are anticipated as a result of these obligations.

Other Commitments

In 1995 and 1996, Texaco sold leasehold interests in certain equipment not yet in service and received British pound payments totaling $509 million. Additional British pound payments will be received in 1997, contingent upon the amount of future costs of the equipment prior to the in-service date. Under a related agreement, Texaco as lessee will lease back these leasehold interests. The lease provides that collateral or third party security in specified forms is required as a guarantee of the lease payments. Texaco intends to satisfy this requirement by a British pound payment in 1997, resulting in the release of Texaco from future lease commitments under this agreement. This payment will effectively repurchase the leasehold interests previously sold.

15 Note Fifteen Financial Instruments

In the normal course of its business, the company utilizes various types of financial instruments. These instruments include recorded assets and liabilities, and also items which principally involve off-balance sheet risk. Information about the company's financial instruments, including derivatives, is presented below.

     Cash and cash equivalents - Fair value approximates cost as reflected in the Consolidated Balance Sheet at December 31, 1996 and 1995 because of the short-term maturities of these instruments. Cash equivalents are classified as held-to-maturity. The amortized cost of cash equivalents was as follows:

(Millions of dollars) As of December 31                         1996        1995
--------------------------------------------------------------------------------
Time deposits and certificates of deposit                       $ 62        $111
Commercial paper and other                                       197         155
--------------------------------------------------------------------------------
                                                                $259        $266
================================================================================

Short-term and long-term investments - Fair value is primarily based on quoted market prices and valuation statements obtained from major financial institutions. Information concerning investments held at December 31, 1996 and 1995 in short-term and long-term debt securities and in publicly-traded equity securities that are classified as available-for-sale is shown in the tables that follow. Excluded from the tables is a $4 million investment in a time deposit at December 31, 1996 and 1995, which the company intends to hold to its maturity in the year 2001.

                                                           Gross unrealized                          Gross unrealized
                                          Amortized        ----------------  Estimated  Amortized    ----------------     Estimated
                                               Cost       Gains    Losses    Fair Value   Cost       Gains      Losses    Fair Value
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars) As of December 31                                         1996                                            1995
------------------------------------------------------------------------------------------------------------------------------------
U.S. government securities                     $141         $1         $2       $140       $156         $ 4         $ 1        $159
Foreign government securities                   189          9          2        196        212          13           7         218
Corporate and other debt securities             160          2          1        161        246           5          --         251
Equity securities                                64         28          4         88         59          32           2          89
------------------------------------------------------------------------------------------------------------------------------------
                                               $554        $40         $9       $585       $673         $54         $10        $717
====================================================================================================================================

Proceeds from sales of available-for-sale securities were $1,503 million in 1996, $1,175 million in 1995 and $610 million in 1994. These sales resulted in gross realized gains of $51 million in 1996, $81 million in 1995 and $19 million in 1994, and, gross realized losses of $17 million, $27 million, and $14 million, respectively.

     At December 31, 1996, available-for-sale debt securities had the following scheduled maturities:

                                                          Amortized   Estimated
                                                               Cost   Fair Value
(Millions of dollars) As of December 31                                     1996
--------------------------------------------------------------------------------
Due in one year or less                                        $ 41         $ 41
Due after one year through five years                           230          233
Due after five years                                            219          223
--------------------------------------------------------------------------------
                                                               $490         $497

================================================================================

The estimated fair value of other long-term investments not included above, for which it is practicable to estimate fair value, approximated the December 31, 1996 and 1995 carrying values of $192 million and $133 million, respectively.

Short-term debt, long-term debt and related derivatives - Shown below are the carrying amounts and fair values of Texaco's debt and related derivatives as of year-end 1996 and 1995.

                                                                    Carrying              Fair           Carrying               Fair
                                                                      Amount             Value             Amount              Value
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars) As of December 31                                                   1996                                 1995
------------------------------------------------------------------------------------------------------------------------------------
Short-term and long-term debt                                        $ 5,445           $ 5,712            $ 6,122           $ 6,699
Debt-related derivatives-(receivables)                               $    --           $    (3)           $    --           $    (3)
====================================================================================================================================

Refer to Note 7 for additional information concerning debt and related derivatives outstanding at December 31, 1996 and 1995.

Forward Exchange and Option Contracts - As an international company, Texaco is exposed to currency exchange risk. To hedge against adverse changes in foreign currency exchange rates, the company will enter into forward and option contracts to buy and sell foreign currencies. Shown below in U.S. dollars are the notional amounts of outstanding forward exchange contracts to buy and sell foreign currencies.

                                                                               Buy       Sell        Buy       Sell
---------------------------------------------------------------------------------------------------------------------------
(Millions of dollars) As of December 31                                                  1996                  1995
---------------------------------------------------------------------------------------------------------------------------
Australian dollars                                                          $  284       $ 18      $ 272       $  4
British pounds*                                                              1,030         54        570         10
Danish krone                                                                   173          2        151         29
Dutch guilders                                                                 228         29        177         --
Other European currencies                                                      114        201        143        181
Other currencies                                                               197         39         43         61
---------------------------------------------------------------------------------------------------------------------------
                                                                            $2,026       $343      $1,356      $285
===========================================================================================================================

* Including British pound buy contracts hedging the commitment to repurchase leasehold interests - See Note 14 "Other Commitments"

Market risk exposure on these contracts is essentially limited to currency rate movements. At year-end 1996, there were $39 million unrealized gains and $2 million unrealized losses related to these contracts. At year-end 1995, unrealized gains and losses related to these contracts were immaterial, since the contractual forward rates approximated year-end spot rates. The company's exposure to credit risk on forward exchange and option contracts is minimal, since the counterparties are major financial institutions with strong credit ratings. The company does not anticipate nonperformance by any of the various counterparties.

     The company uses forward exchange contracts to buy foreign currencies primarily to hedge the net monetary liability position of its European and Australian operations and to hedge portions of significant foreign currency capital expenditures and lease commitments. These contracts generally have terms of 60 days or less. Contracts that hedge foreign currency monetary positions are marked-to-market monthly. Any resultant gains and losses are included in income currently as other costs. At year-end 1996 and 1995, hedges of foreign currency commitments principally involve capital projects requiring expenditure of British pounds and Danish krone. Approximately 68% of planned British pound expenditures and 49% Danish krone expenditures were hedged at year-end 1996. At year-end 1995, approximately one-third of the planned Danish krone and British pound expenditures were hedged. Realized gains and losses on hedges of foreign currency commitments are initially recorded to deferred charges. Subsequently, the amounts are applied to the capitalized project cost on a percentage-of-completion basis, and are then amortized over the lives of the applicable projects. At year-end 1996 and 1995, net hedging gains of $84 million and $23 million, respectively, had yet to be amortized.

     Contracts to sell foreign currencies are primarily related to a separately managed program to hedge the value of the company's investment portfolio denominated in foreign currencies. The company's strategy is to hedge the full value of this portion of its investment portfolio and to close out forward contracts upon the sale or maturity of the corresponding investments. These contracts are valued at market based on the foreign exchange rates in effect on the balance sheet dates. Changes in the value of these contracts are recorded as part of the carrying amount of the related investments. Related gains and losses are recorded, net of applicable income taxes, to stockholders' equity until the underlying investments are sold or mature.

     At year-end 1996, there were open option contracts to sell Brazilian real for $40 million which hedged a net monetary asset position in the company's Brazilian operations. There were no unrealized gains at year-end 1996 related to these options.

Interest Rate and Currency Swap - In connection with the December 1995 sale of Series C preferred stock by Texaco Capital LLC, Texaco entered into an interest rate and currency swap contract that matures in the year 2005.

     Over the life of the interest rate swap component of the contract, Texaco will make LIBOR-based floating rate interest payments based on a notional principal amount of $65 million. Canadian dollar interest will accrue to Texaco at a fixed rate applied to the accreted notional principal amount, which was Cdn. $87 million at the inception of the swap.

     The currency swap component of the transaction calls for Texaco to exchange $65 million for Cdn. $170 million, which includes Cdn. $87 million plus accrued interest on the contract's maturity date. The carrying amount of this contract represents the Canadian dollar accrued interest receivable by Texaco. At year-end 1996, the carrying amount and the fair value of this transaction were not material.

Commodity Hedging - The company hedges a portion of the market risks associated with its crude oil, natural gas and petroleum product purchases, sales and exchange activities. All hedge transactions are subject to the company's corporate risk management policy which sets out dollar, volumetric and term limits, as well as to management approvals as set forth in the company's delegations of authorities. Company policy does not permit speculative position taking using derivative financial instruments.

     The company uses established petroleum futures exchanges, as well as "over-the-counter" hedge instruments, including forwards, options, swaps and other derivative products. These hedge tools are used to reduce the company's exposure to price volatility by establishing margins, costs or revenues on designated transactions as well as for planned future purchases and sales, inventory, production and processing. In carrying out its hedging programs, the company analyzes its major commodity streams for fixed cost, fixed revenue and margin exposure to market price changes. Based on this corporate risk profile, forecasted trends, and overall business objectives, a determination is made as to an appropriate strategy for risk reduction.

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

     At December 31, 1996 and 1995, there were open derivative commodity contracts required to be settled in cash, consisting mostly of swaps. Notional contract amounts, excluding unrealized gains and losses, were $1,327 million and $868 million, respectively, at year-end 1996 and 1995. These amounts principally represent future values of contract volumes over the remaining duration of outstanding swap contracts at the respective dates. These contracts hedge a small fraction of the company's business activities, generally for the next twelve months. Unrealized gains and losses on contracts outstanding at year-end 1996 were $63 million and $48 million, respectively. At year-end 1995, unrealized gains and losses were $28 million and $67 million, respectively.

16 Note Sixteen - Contingent Liabilities

Internal Revenue Service Claims

In 1989, Texaco commenced an action in the United States Tax Court (Tax Court) to challenge an Internal Revenue Service (IRS) claim that, during the 1979-1981 years, Texaco should be taxed as if it had resold Saudi crude oil at prices higher than those mandated by the Saudi Arab Government (Aramco Advantage issue).

     In 1993, the Tax Court issued an opinion upholding the company's position on the Aramco Advantage issue. The Tax Court held that the IRS was barred from taxing the company on income never received, and which could only have been received by violating Saudi law. Finding that the Saudi Arab Government's mandate represented the sovereign law of that country, the Tax Court determined that the company was required to comply with the Saudi Arab Government's mandate and did in fact observe it. The IRS appealed, in November 1995, to the United States Court of Appeals for the Fifth Circuit (Fifth Circuit). The Fifth Circuit affirmed, in October 1996, the favorable Tax Court opinion. In January 1997, the IRS petitioned for a writ of certiorari to the United States Supreme Court, seeking reversal of the favorable Fifth Circuit opinion.

     In 1988, prior to the commencement of the Tax Court action, the company, as a condition of its emergence from Chapter 11 proceedings, agreed to make certain cash deposits with the IRS in contemplation of potential tax claims (Deposit
Fund). From time to time, the company has applied Deposit Fund amounts to final liabilities agreed upon by the company and the IRS for income tax and windfall profit tax years of Texaco and Getty not involved in the Tax Court litigation. A portion of the Deposit Fund also will be applied to issues settled in the Tax Court litigation years. After satisfaction of all liabilities associated with settled issues, it is anticipated that in excess of $700 million will remain in the Deposit Fund and continue to accrue interest. If the company ultimately prevails on the appeal of the Aramco Advantage issue, the amount remaining in the Deposit Fund will be refunded to the company, with interest.

Other Matters

Texaco and approximately fifty other oil companies are defendants in fourteen purported class actions in which the plaintiffs allege that the defendants undervalued oil produced from properties leased from the plaintiffs by establishing artificially low selling prices, thereby underpaying to plaintiffs royalties or severance taxes based on those prices. The actions are pending in Texas, New Mexico, Oklahoma, Louisiana, Utah and Alabama. Plaintiffs seek to recover royalty underpayments and interest and in some cases severance taxes and treble and punitive damages.

                                   o o o o o o

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


17 Note Seventeen - Financial Data by Geographic Area


Texaco Inc. and its subsidiary companies, together with affiliates, represent a vertically integrated enterprise principally engaged in the worldwide exploration for and production, transportation, refining and marketing of crude oil, natural gas and petroleum and other processed products, as well as nonpetroleum operations such as insurance and alternate energy activities. These products and services are sold and provided to various purchasers including wholesale and retail distributors, utilities, industrial end users and governmental agencies throughout the world. Operations and investments in some foreign areas are subject to political and business risks, the nature of which varies from country to country and from time to time. At year-end 1996, net assets located outside the United States amounted to $1,159 million, $3,249 million and $2,771 million in Other Western Hemisphere, Europe and Other Eastern Hemisphere areas, respectively.

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

     Identifiable assets are those from continuing operations which can be directly identified or associated with operations which have been geographically segregated. Net assets of discontinued operations (see Note 3) are reflected in corporate/nonoperating to conform to the presentation of net loss from discontinued operations. Investments in affiliates pertain to those affiliates which are accounted for on the equity method. Corporate assets include cash and cash investments, as well as receivables, properties, plant and equipment and other assets which are corporate in nature.

                                                                                  Other                Other
                                                                    United      Western               Eastern   Corporate/  Consoli-
(Millions of dollars)                                               States   Hemisphere    Europe  Hemisphere Nonoperating*   dated
------------------------------------------------------------------------------------------------------------------------------------
Year 1996
Sales and services
  Outside                                                           $ 23,320   $  6,486   $ 10,258   $  4,497   $     --   $ 44,561
  Intergeographic                                                        838         31        502         28     (1,399)        --
------------------------------------------------------------------------------------------------------------------------------------
  Total sales and services                                          $ 24,158   $  6,517   $ 10,760   $  4,525   $ (1,399)  $ 44,561
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)

  Operating profit                                                  $  1,229   $    179   $     93   $    104   $     --   $  1,605
  Equity in income of affiliates                                         114          1         16        538         --        669
  Corporate/nonoperating                                                  --         --         --         --       (256)      (256)
------------------------------------------------------------------------------------------------------------------------------------
  Total net income (loss)                                           $  1,343   $    180   $    109   $    642   $   (256)  $  2,018
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                                                 $ 12,477   $  2,047   $  4,861   $  1,628   $     --   $ 21,013
Investments in affiliates                                              1,098         28        543      2,142         --      3,811
Corporate assets                                                          --         --         --         --      2,139      2,139
------------------------------------------------------------------------------------------------------------------------------------
  Total assets                                                      $ 13,575   $  2,075   $  5,404   $  3,770   $  2,139   $ 26,963
====================================================================================================================================

Year 1995
Sales and services
  Outside                                                           $ 17,302   $  5,440   $  8,906   $  3,903   $     --  $ 35,551
  Intergeographic                                                        410         40        228         59       (737)       --
------------------------------------------------------------------------------------------------------------------------------------
  Total sales and services                                          $ 17,712   $  5,480   $  9,134   $  3,962   $   (737) $ 35,551
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
  Operating profit                                                  $    291   $    166   $     32   $     78   $     --  $    567
  Equity in income of affiliates                                          45          6         21        452         --       524
  Corporate/nonoperating                                                  --         --         --         --       (363)     (363)
------------------------------------------------------------------------------------------------------------------------------------
  Net income (loss) before cumulative effect of accounting change        336        172         53        530       (363)      728
  Cumulative effect of accounting change                                  --         --         --         --       (121)     (121)
------------------------------------------------------------------------------------------------------------------------------------
  Total net income (loss)                                           $    336   $    172   $     53   $    530   $   (484) $    607
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                                                 $ 11,068   $  1,800   $  4,480   $  1,386   $     --  $ 18,734
Net assets of discontinued operations                                     --         --         --         --        164       164
Investments in affiliates                                              1,042         24        540      2,479         --     4,085
Corporate assets                                                          --         --         --         --      1,954     1,954
------------------------------------------------------------------------------------------------------------------------------------
  Total assets                                                      $ 12,110   $  1,824   $  5,020   $  3,865   $  2,118  $ 24,937
====================================================================================================================================

Year 1994
Sales and services
  Outside                                                           $ 15,936   $  4,710   $  8,479   $  3,415   $     --   $ 32,540
  Intergeographic                                                        335        198        764         43     (1,340)        --
------------------------------------------------------------------------------------------------------------------------------------
  Total sales and services                                          $ 16,271   $  4,908   $  9,243   $  3,458   $ (1,340)  $ 32,540
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
  Operating profit                                                  $    522   $    104   $     65   $     67   $     --   $    758
  Equity in income of affiliates                                         134          6          1        353         --        494
  Corporate/nonoperating                                                  --         --         --         --       (273)      (273)
------------------------------------------------------------------------------------------------------------------------------------
  Net income (loss) before discontinued operations                       656        110         66        420       (273)        979
  Discontinued operations                                                 --         --         --         --        (69)       (69)
------------------------------------------------------------------------------------------------------------------------------------
  Total net income (loss)                                           $    656   $    110   $     66   $    420   $   (342)  $    910
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                                                 $ 11,851   $  1,587   $  4,641   $  1,180   $     --   $ 19,259
Net assets of discontinued operations                                     --         --         --         --        195        195
Investments in affiliates                                              1,144         26        370      2,366         --      3,906
Corporate assets                                                          --         --         --         --      2,145      2,145
------------------------------------------------------------------------------------------------------------------------------------
  Total assets                                                      $ 12,995   $  1,613   $  5,011   $  3,546   $  2,340   $ 25,505
====================================================================================================================================

*Includes intergeographic sales and services eliminations.

                                       68

REPORT OF                                               Texaco Inc.
MANAGEMENT                                              and Subsidiary Companies


The consolidated financial statements are the responsibility of the management of Texaco Inc. They were prepared in accordance with generally accepted accounting principles and are, in part, based on certain estimates and judgments, as required. Other information contained in this Annual Report is presented on a basis consistent with the financial statements.

     To meet these responsibilities, it is Texaco's long-established corporate policy to maintain a control conscious environment and an effective internal control system throughout its worldwide operations. Included in this system are Corporate Conduct Guidelines which require that all employees maintain the highest level of ethical standards. The internal control system provides reasonable assurance that assets are safeguarded against unauthorized acquisition, use or disposition, and that financial records are accurately and objectively maintained, thus serving as a reliable basis for the preparation of financial statements. This system is augmented by written policies and procedures and an organizational structure that provides for an appropriate division of responsibility. Management personnel are required to formally certify each year that an effective internal control system is maintained. The internal controls are complemented by Texaco's internal auditors who conduct regular and extensive internal audits throughout the company. In addition, the independent public accounting firm of Arthur Andersen LLP is engaged to provide an objective, independent audit of the company's financial statements. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, which included obtaining a sufficient understanding of the company's internal controls to plan their audit and determine the nature, timing and extent of audit tests to be performed. In conducting their audits, the auditors have access to the minutes of all meetings of the company's Board of Directors. The appointment of the independent auditors is presented to the stockholders for approval at each Annual Meeting of the Stockholders.

     The Board of Directors of Texaco Inc. maintains an Audit Committee which has been in place since 1939. This Committee, currently comprised of six non-employee Directors, met two times in 1996. Depending on the nature of the matters under review, the independent auditors, as well as certain officers and employees of the company, may attend all or part of a meeting. The Committee reviews and evaluates the company's accounting policies and reporting practices, internal auditing, internal controls, security procedures and other matters deemed appropriate. The Audit Committee also reviews the performance of Arthur Andersen LLP in their audit of Texaco's financial statements and evaluates their independence and professional competence, as well as the scope of their audit. Both the internal and independent auditors have unrestricted access to the Audit Committee to discuss the results of their audits and the quality of the company's financial reporting and internal control system.


/s/ Peter I. Bijur           /s/ Patrick J. Lynch          /s/ Robert C. Oelkers
Peter I. Bijur               Patrick J. Lynch              Robert C. Oelkers
Chairman of the Board and    Senior Vice President and     Vice President and
Chief Executive Officer      Chief Financial Officer       Comptroller

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS


To the Stockholders, Texaco Inc.:

We have audited the accompanying consolidated balance sheet of Texaco Inc. (a Delaware corporation) and subsidiary companies as of December 31, 1996 and 1995, and the related statements of consolidated income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texaco Inc. and subsidiary companies as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As explained in Note 2 to the Consolidated Financial Statements, in 1995 the company changed its method of accounting for long-lived assets to be held and used and long-lived assets to be disposed of.


Arthur Andersen LLP

February 27, 1997
New York, N.Y.

SUPPLEMENTAL OIL AND        Texaco Inc.
GAS INFORMATION             and Subsidiary Companies


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

     CPI's estimated liquid reserves include volumes projected to be recovered as reimbursement for a portion of costs incurred. Accordingly, these volumes will fluctuate annually with the price of crude oil. CPI's natural gas production is all consumed in its operations.

     Annually, Texaco Inc. provides information concerning oil and gas reserves to the U.S. Department of Energy and to certain governmental bodies. Such information is consistent with the information presented in this Annual Report.

     During 1996, reserve increases, including equity and excluding purchases and sales, replaced 113% of worldwide combined oil and gas production. Of such reserve replacements, 87% were additions comprised of new fields, new sands, new plants, extensions, and improved recovery, and 13% were comprised of revisions to previous estimates. Texaco recognizes only those reserves where it is reasonably certain that such reserves can be economically produced. Subsequent revisions naturally result as new information is obtained from development drilling, production profiles, and changes in economic factors. During the three-year period 1994-1996, Texaco's reserve increases were 118% of worldwide production. During this period, additions accounted for 80% of reserve increases and revisions accounted for 20%. During the five-year period 1992-1996, Texaco's reserve increases were 112% of worldwide production. During this period, additions accounted for 72% of reserve increases and revisions accounted for 28%. Increases in proved reserves during 1996 were primarily due to the following:

     In the United States, liquid and gas reserves were added from drilling that extended the productive limits of existing fields, such as the Carthage field in Texas. Other drilling-related liquid and gas reserve increases resulted from the discovery of new productive formations in California, Texas and onshore and offshore Louisiana. Liquid reserve increases also resulted from improved recovery in fields in Texas, Utah and New Mexico and at steamflood operations in California as a result of expanding the steamflood. Extension of contracts at plants in New Mexico and Oklahoma, plus the addition of a CO2 plant in New Mexico, added liquid reserves.

     Outside the United States, in the Other Western Hemisphere area, significant gas reserves were added from the discovery of a new productive formation in a gas field offshore Trinidad. Substantial volumes of new gas were added from offshore platform drilling that extended the size of a producing field in Colombia. In Europe, increases in liquid and gas reserves were from extensions in an offshore field in the United Kingdom sector of the North Sea. Additional volumes of liquids and gas reserves were added from a new field in the Danish sector of the North Sea along with improved performance from the North Sea fields, Roar (Danish sector) and Britannia (U.K.). In the Other Eastern Hemisphere area, significant liquid reserves were added from extensions as a result of additional drilling at a field in the Partitioned Neutral Zone between Saudi Arabia and Kuwait. In China, new liquid reserves were added from the discovery of new production fields. Affiliate liquid reserves in Indonesia were improved significantly due to expanding of the world's largest steamflood project to new areas.

     During 1997, Texaco expects that net production of natural gas will approximate 2.3 billion cubic feet per day. This estimate is based upon past performance and on the assumption that such gas quantities can be produced under operating and economic conditions existing at December 31, 1996. Possible future changes in prices or world economic conditions were not factored into this estimate. These expected production volumes, together with normal related supply arrangements, are sufficient to meet anticipated delivery requirements under contractual arrangements. Approximately 34% of Texaco's proved natural gas reserves in the United States as of December 31, 1996, 31% at December 31, 1995 and 33% at December 31, 1994 were covered by long-term sales contracts. These agreements are primarily priced at market.

Estimated Net Proved Developed and Undeveloped Reserves of Crude Oil

                                                                    Texaco Inc. and Consolidated Subsidiaries     Equity
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Affiliate-
                                                                         Other                Other                Other
                                                           United      Western              Eastern              Eastern
(Millions of barrels)                                      States   Hemisphere   Europe  Hemisphere     Total Hemisphere  Worldwide
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1993                                     1,278         74        285        380      2,017        456      2,473
 Increase (decrease) attributable to:
 Extensions, discoveries and other additions                   29          2         66         71        168         --        168
 Improved recovery                                             21         --          7          7         35         24         59
 Revisions of previous estimates                                5          5          4         10         24         16         40
 Sales of minerals-in-place                                    (9)        (2)        (5)      --          (16)        --        (16)
 Production                                                  (119)        (7)       (41)       (41)      (208)       (57)      (265)
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1994*                                    1,205         72        316        427      2,020        439      2,459
 Increase (decrease) attributable to:
 Extensions, discoveries and other additions                   30         --         32         71        133          1        134
 Improved recovery                                             51         --         15         --         66         45        111
 Revisions of previous estimates                               56         (2)        (2)        25         77          2         79
 Purchases of minerals-in-place                                 1         --         --         --          1         --          1
 Sales of minerals-in-place                                   (98)       (11)        --         --       (109)        --       (109)
 Production                                                  (110)        (6)       (39)       (48)      (203)       (55)      (258)
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1995*                                    1,135         53        322        475      1,985        432      2,417
 Increase (decrease) attributable to:
 Extensions, discoveries and other additions                   49          4         80         29        162          1        163
 Improved recovery                                             20         --         --         --         20         81        101
 Revisions of previous estimates                               44          2        (23)        20         43         (3)        40
 Purchases of minerals-in-place                                 8         --          3         --         11         --         11
 Sales of minerals-in-place                                   (28)        --         --         (1)       (29)        --        (29)
 Production                                                  (113)        (4)       (39)       (58)      (214)       (54)      (268)
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996*                                    1,115         55        343        465      1,978        457      2,435
====================================================================================================================================
*Includes net proved developed reserves
 As of December 31, 1994                                      947         68        152        365      1,532        356      1,888
 As of December 31, 1995                                      928         51        133        413      1,525        344      1,869
 As of December 31, 1996                                      905         49        158        417      1,529        348      1,877
====================================================================================================================================

Estimated Net Proved Developed and Undeveloped Reserves of Natural Gas Liquids

                                                                        Texaco Inc. and Consolidated Subsidiaries     Equity
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Affiliate-
                                                                                 Other               Other             Other
                                                                    United     Western             Eastern           Eastern  World-
(Millions of barrels)                                               States  Hemisphere  Europe  Hemisphere  Total Hemisphere   wide
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1993                                                180         1       26        --      207         5      212
 Increase (decrease) attributable to:
 Extensions, discoveries and other additions                            32        --        3        --       35        --       35
 Revisions of previous estimates                                        12        --        1        --       13         1       14
 Sales of minerals-in-place                                             (4)       --       --        --       (4)       --       (4)
 Production                                                            (29)       --       (3)       --      (32)       --      (32)
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1994*                                               191         1       27        --      219         6      225
 Increase (decrease) attributable to:
 Extensions, discoveries and other additions                            28        --        5        --       33        --       33
 Improved recovery                                                       5        --       --        --        5        --        5
 Revisions of previous estimates                                        22        --       (1)       --       21        --       21
 Sales of minerals-in-place                                            (11)       --       --        --      (11)       --      (11)
 Production                                                            (29)       --       (3)       --      (32)       --      (32)
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1995*                                               206         1       28        --      235         6      241
 Increase (decrease) attributable to:
 Extensions, discoveries and other additions                            33        --       --        --       33        --       33
 Revisions of previous estimates                                        --        --       29         1       30        --       30
 Sales of minerals-in-place                                             (3)       --       --        --       (3)       --       (3)
 Production                                                            (29)       --       (3)       --      (32)       --      (32)
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996*                                               207         1       54         1      263         6      269
====================================================================================================================================
*Includes net proved developed reserves
 As of December 31, 1994                                               182         1       11        --      194         5      199
 As of December 31, 1995                                               197         1        9        --      207         6      213
 As of December 31, 1996                                               195         1        7         1      204         6      210
====================================================================================================================================
Grand Total Reserves of Crude Oil and Natural Gas Liquids
As of December 31, 1994                                              1,396        73      343       427    2,239       445    2,684
As of December 31, 1995                                              1,341        54      350       475    2,220       438    2,658
As of December 31, 1996                                              1,322        56      397       466    2,241       463    2,704
====================================================================================================================================

Estimated Net Proved Developed and Undeveloped Reserves of Natural Gas

                                                                Texaco Inc. and Consolidated Subsidiaries         Equity
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Affiliate-
                                                                    Other                    Other                 Other
                                                       United     Western                  Eastern               Eastern
(Billions of cubic feet)                               States  Hemisphere       Europe  Hemisphere  Total     Hemisphere  Worldwide
---------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1993                                  4,329       722          875        44     5,970          140     6,110
 Increase (decrease) attributable to:
 Extensions, discoveries and other additions               522        17           71        --       610           26       636
 Improved recovery                                           2        --            2         1         5           --         5
 Revisions of previous estimates                           260        22           15         4       301           (5)      296
 Purchases of minerals-in-place                             --         9           --         1        10           --        10
 Sales of minerals-in-place                                (61)       (1)         (20)       --       (82)          --       (82)
 Production                                               (645)      (57)         (66)       (3)     (771)         (11)     (782)
---------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1994*                                 4,407       712          877        47     6,043          150     6,193
 Increase (decrease) attributable to:
 Extensions, discoveries and other additions               397       100          164         6       667            6       673
 Improved recovery                                          21        --           --        --        21           --        21
 Revisions of previous estimates                           103       103          (15)       39       230           14       244
 Purchases of minerals-in-place                             26        --           --        --        26           --        26
 Sales of minerals-in-place                               (287)       (6)          (2)       (1)     (296)          --      (296)
 Production                                               (605)      (62)         (80)       (4)     (751)         (15)     (766)
---------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1995*                                 4,062       847          944        87     5,940          155     6,095
 Increase (decrease) attributable to:
 Extensions, discoveries and other additions               436       263           34         3       736           15       751
 Improved recovery                                           8        --           --        --         8            1         9
 Revisions of previous estimates                           (99)       (1)          58        13       (29)          --       (29)
 Purchases of minerals-in-place                              5        --           --        --         5           --         5
 Sales of minerals-in-place                                (58)       (7)          --         1       (64)          --       (64)
 Production                                               (626)      (71)         (75)       (4)     (776)         (18)     (794)
---------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996*                                 3,728     1,031(a)       961       100     5,820(a)       153     5,973(a)
=================================================================================================================================
*Includes net proved developed reserves
 As of December 31, 1994                                 3,899       558          465        44     4,966          133     5,099
 As of December 31, 1995                                 3,666       522          452        84     4,724          140     4,864
 As of December 31, 1996                                 3,360       893          452        96     4,801          136     4,937
=================================================================================================================================

(a) In addition to proved reserves at December 31, 1996, there is approximately 458 billion cubic feet of natural gas in the Other Western Hemisphere which will be available from production during the period 2005-2016 under a long-term purchase arrangement associated with a field operated by Texaco under a service agreement.

Capitalized Costs

Capitalized costs represent cumulative expenditures for proved and unproved properties and support equipment and facilities used in oil and gas exploration and producing operations together with related accumulated depreciation, depletion and amortization (including aggregate provisions for restoration and abandonment costs, net of such costs expended to date).

                                                                 Texaco Inc. and Consolidated Subsidiaries      Equity
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Affiliate-
                                                                   Other                  Other                  Other
                                                     United      Western                Eastern                Eastern
(Millions of dollars)                                States   Hemisphere     Europe  Hemisphere      Total   Hemisphere    Worldwide
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996
 Proved properties                                 $ 17,450    $    603    $  4,102    $  1,372    $ 23,527    $  1,018    $ 24,545
 Unproved properties                                    370          15          81         210         676         293         969
 Support equipment and facilities                       432          32          38         185         687         548       1,235
------------------------------------------------------------------------------------------------------------------------------------
  Gross capitalized costs                            18,252         650       4,221       1,767      24,890       1,859      26,749
 Accumulated depreciation,
  depletion and amortization                        (13,158)       (308)     (2,739)     (1,012)    (17,217)       (903)    (18,120)
------------------------------------------------------------------------------------------------------------------------------------
  Net capitalized costs                            $  5,094    $    342    $  1,482    $    755    $  7,673    $    956    $  8,629
====================================================================================================================================
As of December 31, 1995
 Proved properties                                 $ 17,384    $    505    $  3,551    $  1,279    $ 22,719    $    900    $ 23,619
 Unproved properties                                    383          11         125         116         635         320         955
 Support equipment and facilities                       381          28          47         133         589         494       1,083
------------------------------------------------------------------------------------------------------------------------------------
  Gross  capitalized costs                           18,148         544       3,723       1,528      23,943       1,714      25,657
 Accumulated depreciation,
  depletion and amortization                        (13,298)       (291)     (2,520)       (905)    (17,014)       (793)    (17,807)
------------------------------------------------------------------------------------------------------------------------------------
  Net capitalized costs                            $  4,850    $    253    $  1,203    $    623    $  6,929    $    921    $  7,850
====================================================================================================================================

Costs Incurred

Costs Incurred represent amounts capitalized or charged against income as expended. Property acquisition costs include costs to purchase or lease proved and unproved properties. Exploration costs include the costs of geological and geophysical work, carrying and retaining undeveloped properties and drilling and equipping exploratory wells. Development costs include expenditures to drill and equip development wells; to provide improved recovery systems; to construct facilities for extraction, treating, gathering and storing liquids and natural gas; and to maintain producing facilities for existing developed reserves. Exploration and development costs include applicable depreciation of support equipment and facilities used in those activities, rather than the expenditures to acquire such assets. Development costs incurred in Europe during 1994 for the Captain Field include $59 million which was recovered during 1995 in a sale of incomplete construction on property to be leased by Texaco. (See Note 8.)

                                                                   Texaco Inc. and Consolidated Subsidiaries      Equity
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Affiliate-
                                                                    Other                  Other                   Other
                                                      United      Western                Eastern                 Eastern
(Millions of dollars)                                 States   Hemisphere     Europe  Hemisphere       Total  Hemisphere   Worldwide
------------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1996
 Proved property acquisition                          $   56      $   --      $   --      $   --      $   56      $   --      $   56
 Unproved property acquisition                            91           5          --          20         116          --         116
 Exploration                                             356          18          90         225         689           9         698
 Development                                             827         107         384         113       1,431         144       1,575
------------------------------------------------------------------------------------------------------------------------------------
  Total                                               $1,330      $  130      $  474      $  358      $2,292      $  153      $2,445
====================================================================================================================================
For the year ended December 31, 1995
 Proved property acquisition                          $    7      $   31      $   --      $   --      $   38      $   --      $   38
 Unproved property acquisition                            35           3           2          11          51          --          51
 Exploration                                             151          48          76         117         392          11         403
 Development                                             845          66         207         105       1,223          99       1,322
------------------------------------------------------------------------------------------------------------------------------------
  Total                                               $1,038      $  148      $  285      $  233      $1,704      $  110      $1,814
====================================================================================================================================
For the year ended December 31, 1994
 Proved property acquisition                          $    5      $    2      $   --      $   --      $    7      $   --      $    7
 Unproved property acquisition                            13           2          --          33          48          --          48
 Exploration                                             165          19          58         110         352           9         361
 Development                                             729          43         253         108       1,133         129       1,262
------------------------------------------------------------------------------------------------------------------------------------
  Total                                               $  912      $   66      $  311      $  251      $1,540      $  138      $1,678
====================================================================================================================================

Results of Operations - Oil and Gas Exploration and Producing Activities

The results below solely relate to Texaco's exploration for and net production of liquids and natural gas reserves. They exclude special items (including the effect associated with the adoption of SFAS 121, which resulted in a net-of-tax non-cash charge against 1995 earnings of $496 million, principally in the United States) and operating earnings related to the sale of purchased oil and gas, equity earnings of certain affiliates, liquids and gas trading activity, general overhead, and miscellaneous operating income. Related estimated income tax expense was computed by applying the statutory income tax rates, including state and local income taxes, to the pre-tax results of operations and reflects applicable credits and allowances.

                                                                     Texaco Inc. and Consolidated Subsidiaries     Equity
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Affiliate-
                                                                        Other                 Other                 Other
                                                           United     Western               Eastern               Eastern
(Millions of dollars)                                      States  Hemisphere    Europe  Hemisphere      Total Hemisphere  Worldwide
------------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1996
Gross revenues from:
 Sales and transfers to affiliates and to divisions
  and subsidiaries within Texaco                          $ 3,383    $    --    $   524    $   863    $ 4,770    $   648    $ 5,418
 Sales to unaffiliated entities                               310        140        475        181      1,106         45      1,151
Production costs                                             (937)       (54)      (321)      (215)    (1,527)      (183)    (1,710)
Exploration expenses                                         (196)       (27)       (57)      (150)      (430)        (8)      (438)
Depreciation, depletion and amortization                     (652)       (24)      (310)      (107)    (1,093)      (110)    (1,203)
Other expenses                                               (241)        (1)        (1)       (40)      (283)         8       (275)
------------------------------------------------------------------------------------------------------------------------------------
Results before estimated income taxes                       1,667         34        310        532      2,543        400      2,943
Estimated income taxes                                       (534)       (26)      (112)      (417)    (1,089)      (212)    (1,301)
------------------------------------------------------------------------------------------------------------------------------------
  Net results                                             $ 1,133    $     8    $   198    $   115    $ 1,454    $   188    $ 1,642
====================================================================================================================================
For the year ended December 31, 1995
Gross revenues from:
 Sales and transfers to affiliates and to divisions
  and subsidiaries within Texaco                          $ 2,652    $    --    $   394    $   613    $ 3,659    $   583    $ 4,242
 Sales to unaffiliated entities                               291        127        485        131      1,034         35      1,069
Production costs                                             (951)       (45)      (314)      (198)    (1,508)      (169)    (1,677)
Exploration expenses                                          (87)       (35)       (79)       (96)      (297)        (9)      (306)
Depreciation, depletion and amortization                     (682)       (20)      (293)      (109)    (1,104)       (94)    (1,198)
Other expenses                                               (254)        (6)        --        (24)      (284)       (13)      (297)
------------------------------------------------------------------------------------------------------------------------------------
Results before estimated income taxes                         969         21        193        317      1,500        333      1,833
Estimated income taxes                                       (295)       (14)       (74)      (260)      (643)      (177)      (820)
------------------------------------------------------------------------------------------------------------------------------------
  Net results                                             $   674    $     7    $   119    $    57    $   857    $   156    $ 1,013
====================================================================================================================================
For the year ended December 31, 1994
Gross revenues from:
 Sales and transfers to affiliates and to divisions
  and subsidiaries within Texaco                          $ 2,672    $    --    $   336    $   491    $ 3,499    $   514    $ 4,013
 Sales to unaffiliated entities                               403        129        448        113      1,093         24      1,117
Production costs                                           (1,100)       (41)      (325)      (198)    (1,664)      (163)    (1,827)
Exploration expenses                                         (115)       (17)       (53)      (115)      (300)        (9)      (309)
Depreciation, depletion and amortization                     (934)       (29)      (295)       (96)    (1,354)       (74)    (1,428)
Other expenses                                               (249)        (8)        --        (27)      (284)       (27)      (311)
------------------------------------------------------------------------------------------------------------------------------------
Results before estimated income taxes                         677         34        111        168        990        265      1,255
Estimated income taxes                                       (217)       (31)       (43)      (130)      (421)      (131)      (552)
------------------------------------------------------------------------------------------------------------------------------------
  Net results                                             $   460    $     3    $    68    $    38    $   569    $   134    $   703
====================================================================================================================================

Average Sales Prices and Production Costs - Per Unit

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

                                                                                Average sales prices
------------------------------------------------------------------------------------------------------------------------------------
                                      Crude oil              Crude oil           Crude oil
                                     and natural  Natural  and natural  Natural and natural  Natural
                                         gas      gas per      gas     gas per      gas      gas per
                                        liquids   thousand   liquids   thousand   liquids   thousand
                                          per       cubic      per       cubic      per       cubic        Average production costs
                                        barrel      feet      barrel     feet      barrel     feet         (per composite barrel)
------------------------------------------------------------------------------------------------------------------------------------
                                                     1996                 1995                 1994       1996       1995       1994
------------------------------------------------------------------------------------------------------------------------------------
United States                            $16.97     $2.10     $14.25     $1.62     $12.81     $1.87      $3.82      $3.97      $4.33
Other Western Hemisphere                  16.80       .96      13.34       .87      10.94       .87       3.44       2.92       2.66
Europe                                    20.37      2.47      16.57      2.50      15.24      2.17       5.95       6.08       6.01
Other Eastern Hemisphere                  18.61      3.20      15.90      2.61      14.58      2.70       4.07       4.30       4.92
Affiliate - Other Eastern Hemisphere      16.11        --      14.05        --      11.96        --       3.71       3.37       3.13
====================================================================================================================================

Standardized Measure of Discounted Future Net Cash Flows

The following table shows estimated future net cash flows from future production of net developed and undeveloped proved reserves of crude oil, natural gas liquids and natural gas (including amounts applicable to a long-term purchase and operating service arrangement); therefore, reserves exclude the royalty interests of others. As prescribed by SFAS 69, such future net cash flows were estimated using year-end prices, costs, and tax rates, and a 10% annual discount factor. Future production costs are based upon current year costs used uniformly throughout the life of the reserves. Future development costs include restoration and abandonment costs, net of residual salvage value. Estimated future income taxes were computed by applying the statutory income tax rates, including state and local taxes, to the future pre-tax net cash flows less appropriate tax deductions, giving effect to tax credits. Effective tax rates were used for certain foreign areas.

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

Standardized Measure of Discounted Future Net Cash Flows

                                                                 Texaco Inc. and Consolidated Subsidiaries      Equity
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Affiliate-
                                                                  Other                   Other                  Other
                                                     United     Western                 Eastern                Eastern
(Millions of dollars)                                States  Hemisphere      Europe  Hemisphere       Total  Hemisphere   Worldwide
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996
 Future cash inflows from sale of oil & gas,
  and service fee revenue                          $ 41,807    $  2,863    $ 11,242    $  9,261    $ 65,173    $  6,632    $ 71,805
 Future production costs                             (8,080)       (894)     (2,368)     (1,993)    (13,335)     (1,776)    (15,111)
 Future development costs                            (2,790)       (141)     (2,094)       (551)     (5,576)       (740)     (6,316)
 Future income tax expense                          (10,444)       (758)     (1,946)     (5,099)    (18,247)     (2,181)    (20,428)
-----------------------------------------------------------------------------------------------------------------------------------
 Net future cash flows before discount               20,493       1,070       4,834       1,618      28,015       1,935      29,950
 10% discount for timing of future cash flows        (8,602)       (458)     (1,740)       (489)    (11,289)       (695)    (11,984)
-----------------------------------------------------------------------------------------------------------------------------------
 Standardized measure: discounted
  future net cash flows                            $ 11,891    $    612    $  3,094    $  1,129    $ 16,726    $  1,240    $ 17,966
===================================================================================================================================
As of December 31, 1995
 Future cash inflows from sale of oil & gas,
  and service fee revenue                          $ 28,603    $  2,144    $  8,753    $  7,820    $ 47,320    $  5,357    $ 52,677
 Future production costs                             (8,232)       (628)     (2,150)     (2,210)    (13,220)     (1,448)    (14,668)
 Future development costs                            (2,618)       (181)     (1,352)       (439)     (4,590)       (515)     (5,105)
 Future income tax expense                           (5,505)       (573)     (1,457)     (3,862)    (11,397)     (1,799)    (13,196)
-----------------------------------------------------------------------------------------------------------------------------------
 Net future cash flows before discount               12,248         762       3,794       1,309      18,113       1,595      19,708
 10% discount for timing of future cash flows        (4,988)       (375)     (1,502)       (418)     (7,283)       (553)     (7,836)
-----------------------------------------------------------------------------------------------------------------------------------
 Standardized measure: discounted future
  net cash flows                                   $  7,260    $    387    $  2,292    $    891    $ 10,830    $  1,042    $ 11,872
===================================================================================================================================
As of December 31, 1994
 Future cash inflows from sale of oil & gas        $ 26,545    $  1,568    $  6,933    $  6,006    $ 41,052    $  4,664    $ 45,716
 Future production costs                             (9,374)       (609)     (2,434)     (2,567)    (14,984)     (1,393)    (16,377)
 Future development costs                            (3,011)       (134)     (1,372)       (354)     (4,871)       (193)     (5,064)
 Future income tax expense                           (3,968)       (361)       (966)     (2,229)     (7,524)     (1,632)     (9,156)
-----------------------------------------------------------------------------------------------------------------------------------
 Net future cash flows before discount               10,192         464       2,161         856      13,673       1,446      15,119
 10% discount for timing of future cash flows        (4,313)       (155)       (814)       (271)     (5,553)       (554)     (6,107)
-----------------------------------------------------------------------------------------------------------------------------------
 Standardized measure: discounted future
  net cash flows                                   $  5,879    $    309    $  1,347    $    585    $  8,120    $    892    $  9,012
===================================================================================================================================

Changes in the Standardized Measure of Discounted Future Net Cash Flows

                                                              Texaco Inc. and Consolidated             Worldwide Including Equity in
                                                                      Subsidiaries - Total      Affiliate - Other Eastern Hemisphere
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                              1996        1995        1994        1996        1995        1994
------------------------------------------------------------------------------------------------------------------------------------
Standardized measure - Beginning of year                       $ 10,830    $  8,120    $  6,181    $ 11,872    $  9,012    $  6,727
 Sales of minerals-in-place                                        (458)       (679)       (104)       (458)       (679)       (104)
------------------------------------------------------------------------------------------------------------------------------------
                                                                 10,372       7,441       6,077      11,414       8,333       6,623
 Changes in ongoing oil and gas operations:
  Sales and transfers of produced oil and gas, net of
   production costs during the period                            (4,349)     (3,185)     (2,932)     (4,859)     (3,634)     (3,307)
  Net changes in prices, production and development costs         8,407       4,265       3,024       8,820       4,564       3,707
  Extensions, discoveries and improved recovery,
   less related costs                                             2,950       1,770       1,355       3,182       1,891       1,479
  Development costs incurred during the period                    1,431       1,223       1,133       1,575       1,322       1,262
  Timing of production and other changes                           (209)       (733)       (618)       (251)       (677)       (648)
  Revisions of previous quantity estimates                          563         988         537         527         990         626
  Purchases of minerals-in-place                                    138          42           7         138          42           7
  Accretion of discount                                           1,731       1,238         907       1,952       1,428       1,023
  Net change in discounted future income taxes                   (4,308)     (2,219)     (1,370)     (4,532)     (2,387)     (1,760)
------------------------------------------------------------------------------------------------------------------------------------
Standardized measure - End of year                             $ 16,726    $ 10,830    $  8,120    $ 17,966    $ 11,872    $  9,012
====================================================================================================================================

SELECTED                Texaco Inc.
FINANCIAL DATA          and Subsidiary Companies


Selected Quarterly Financial Data

                                                         First    Second     Third    Fourth     First    Second    Third    Fourth
                                                       Quarter   Quarter   Quarter   Quarter   Quarter   Quarter  Quarter   Quarter
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                                   1996                                   1995
------------------------------------------------------------------------------------------------------------------------------------
Revenues
Sales and services                                     $10,059   $10,817   $10,901   $12,784    $8,585    $9,031   $8,621   $ 9,314
Equity in income of affiliates, interest,
  asset sales and other                                    212       444       196        87       482       228      193       333
------------------------------------------------------------------------------------------------------------------------------------
                                                        10,271    11,261    11,097    12,871     9,067     9,259    8,814     9,647
------------------------------------------------------------------------------------------------------------------------------------
Deductions
Purchases and other costs                                7,782     8,345     8,399    10,117     6,526     6,980    6,556     7,175
Operating expenses                                         684       700       721       873       731       696      713       767
Selling, general and administrative expenses               400       399       406       488       371       377      411       421
Maintenance and repairs                                     88        90        88       101        88        96       88       103
Exploratory expenses                                        69        90        84       136        55        59       66       109
Depreciation, depletion and amortization                   350       354       364       387       397       348      346     1,294
Interest expense, taxes other than income
  taxes and minority interest                              234       252       253       263       265       256      248       259
------------------------------------------------------------------------------------------------------------------------------------
                                                         9,607    10,230    10,315    12,365     8,433     8,812    8,428    10,128
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes                                      664     1,031       782       506       634       447      386      (481)
Provision for (benefit from) income taxes                  278       342       348        (3)      216       176       96      (230)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations               386       689       434       509       418       271      290      (251)
Cumulative effect of accounting change                      --        --        --        --      (121)       --       --        --
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                      $   386   $   689   $   434   $   509    $  297    $  271   $  290   $  (251)
====================================================================================================================================

Per common share (dollars)
Net income (loss) from
  continuing operations                                $  1.42   $  2.59   $  1.61   $  1.90    $ 1.55    $  .99   $ 1.06   $ (1.02)
Cumulative effect of accounting change                      --        --        --        --      (.47)       --       --        --
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                      $  1.42   $  2.59   $  1.61   $  1.90    $ 1.08    $  .99   $ 1.06   $ (1.02)
====================================================================================================================================

Fourth quarter 1995 results include a pre-tax charge of $959 million, primarily to depreciation, depletion and amortization, due to the adoption of SFAS 121. (Refer to Note 2 - Changes in Accounting Principles for further details.) On an after-tax basis, this charge amounted to $639 million.

See accompanying notes to consolidated financial statements.

SELECTED                Texaco Inc.
FINANCIAL DATA          and Subsidiary Companies


Five-Year Comparison of Selected Financial Data

(Millions of dollars)                                                           1996       1995        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------------------
For the Year:
Revenues from continuing operations                                          $45,500    $36,787     $33,353     $34,071     $36,530
Net income (loss) before cumulative effect of accounting changes
  Continuing operations                                                      $ 2,018    $   728     $   979     $ 1,259     $ 1,038
  Discontinued operations                                                         --         --         (69)       (191)        (26)
Cumulative effect of accounting changes                                           --       (121)         --          --        (300)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                   $ 2,018    $   607     $   910     $ 1,068     $   712
------------------------------------------------------------------------------------------------------------------------------------
Per common share (dollars)
  Net income (loss) before cumulative effect of accounting changes
    Continuing operations                                                    $  7.52    $  2.57     $  3.43     $  4.47     $  3.63
    Discontinued operations                                                       --         --        (.26)       (.73)       (.10)
  Cumulative effect of accounting changes                                         --       (.47)         --          --       (1.16)
------------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                 $  7.52    $  2.10     $  3.17     $  3.74     $  2.37
------------------------------------------------------------------------------------------------------------------------------------
  Dividends                                                                  $  3.30    $  3.20     $  3.20     $  3.20     $  3.20
Total cash dividends paid on common stock                                    $   859    $   832     $   830     $   828     $   828
At End of Year:
Total assets                                                                 $26,963    $24,937     $25,505     $26,626     $25,992
Debt and capital lease obligations
  Short-term                                                                 $   465    $   737     $   917     $   669     $   140
  Long-term                                                                    5,125      5,503       5,564       6,157       6,441
------------------------------------------------------------------------------------------------------------------------------------
Total debt and capital lease obligations                                     $ 5,590    $ 6,240     $ 6,481     $ 6,826     $ 6,581
====================================================================================================================================

See accompanying notes to consolidated financial statements.

INVESTOR            Texaco Inc.
INFORMATION


Shareholder Communications

For information about Texaco or assistance   Texaco Inc.                        Security analysts and institutional investors
with your account, please contact:           Investor Services                  should contact:
                                             2000 Westchester Avenue                 Elizabeth P. Smith
                                             White Plains, NY 10650-0001             Vice President, Texaco Inc.
                                             Phone:  1-800-283-9785                  Phone:  (914) 253-4478
                                             Fax:    (914) 253-6286                  Fax:    (914) 253-6269
                                             E-mail: invest@texaco.com               E-mail: smithep@texaco.com

Common Stock Market and Dividend Information

Texaco Inc. common stock (symbol TX) is traded principally on the New York Stock Exchange. As of February 27, 1997, there were 195,680 shareholders of record. Texaco's common stock price reached a high of $107.13 during October 1996 and closed at $98.13. The stock appreciation, plus a quarterly dividend increase of 6.25%, provided a total return to Texaco shareholders of 30% for the year.

                                                Common Stock Price Range
---------------------------------------------------------------------------------------------
                                 High          Low       High        Low           Dividends
---------------------------------------------------------------------------------------------
                                              1996                  1995     1996       1995
---------------------------------------------------------------------------------------------
First Quarter                 $ 88.75       $75.50     $66.75     $59.75     $.80       $.80
Second Quarter                  88.50        78.88      69.63      64.25      .80        .80
Third Quarter                   96.13        83.13      67.63      62.75      .85        .80
Fourth Quarter                 107.13        91.50      80.50      64.00      .85        .80
=============================================================================================

Stock Transfer Agent                    NY Drop Agent                         Co-Transfer Agent
Texaco Inc.                             Chase Mellon Shareholder Services     Montreal Trust Company
Investor Services                       120 Broadway - 13th Floor             151 Front Street West - 8th Floor
2000 Westchester Avenue                 New York, NY 10271                    Toronto, Ontario, Canada M5J 2N1
White Plains, NY 10650-0001             Phone: (212) 374-2500                 Phone: 1-800-663-9097
Phone: 1-800-283-9785                   Fax:   (212) 571-0871                 Fax:   (416) 981-9507
Fax:   (914) 253-6286

Annual Meeting

Texaco Inc.'s Annual Shareholders Meeting will be held at the Rye Town Hilton, Rye Brook, NY, on Tuesday, May 13, 1997. A formal notice of the meeting, together with a proxy statement and proxy form, is being mailed to shareholders with this Report.

Investor Services Plan

The company's Investor Services Plan offers a variety of benefits to individuals seeking an easy way to invest in Texaco Inc. common stock. Enrollment in the Plan is open to anyone, and all investors may make initial investments directly through the company. The Plan features dividend reinvestment, optional cash investments and custodial service for stock certificates. Texaco's Investor Services Plan is an excellent way to start an investment program for friends or family members. For a complete informational package, including a Plan prospectus, call 1-800-283-9785, or visit Texaco's Internet home page: http://www.texaco.com.

Publications for Shareholders

In  addition  to  the  Annual  Report,   Texaco  issues  several  financial  and
informational publications which are available free of charge to interested shareholders on request from Investor Services at the above address:

Texaco Inc.'s 1996 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission.

Financial and Operational Supplement - Comprehensive data on Texaco's 1996 activities.

Texaco Foundation 1996 Annual Report - Information on charitable contributions to select tax-exempt organizations in the U.S.

Equal Opportunity and Texaco: A Report - A description of Texaco's programs that foster equal employment opportunity.

1996 Environment, Health and Safety Review - A report on Texaco's programs, policies and results in the areas of corporate responsibility.