Form 10-K, Exhibit 13
period 1997-12-31
TEXACO INC
filed 1998-03-18
CIK 97349

EXHIBIT 13



6                                                                    TEXACO INC.

                                     TEXACO
                                   AT A GLANCE


DURING THE PAST 96 YEARS, TEXACO HAS BECOME ONE OF THE WORLD'S LARGEST, MOST RESPECTED COMPANIES. OPERATING IN SOME 150 COUNTRIES, TEXACO AND ITS AFFILIATES EXPLORE FOR, FIND AND PRODUCE OIL AND NATURAL GAS; MANUFACTURE AND MARKET HIGH-QUALITY FUELS AND LUBRICANT PRODUCTS; OPERATE TRADING, TRANSPORTATION AND DISTRIBUTION FACILITIES; AND PRODUCE ALTERNATE FORMS OF ENERGY FOR POWER, MANUFACTURING AND CHEMICALS.


STRENGTHS We possess a solid asset base, a talented and diverse workforce and leading-edge technologies. We are aligned for nimble, decisive action. We have a worldwide reputation for quality products, service and financial management. Our total debt to total borrowed and invested capital ratio gives us financial strength and flexibility to invest in growth opportunities. We have sound environmental, health and safety practices fully integrated into our global business operations.

1997 PERFORMANCE Higher oil and natural gas production, increased gasoline sales
- coupled with improved refinery utilization, higher margins and tight expense controls - contributed to outstanding results: total net income of $1.894 billion before special items; a 13% return on average capital employed; our second dividend increase in the past two years; completion of our $500 million share buyback; a two-for-one split of our common stock; a 14.3% total return to shareholders; and a 16% increase in our oil and gas reserves base.

STRATEGIES Our investments, focused on high-impact areas, are growing profitable production and reserves. By leveraging our technology, we are speeding development of these resources and reducing costs. We are strengthening assets that can deliver competitive returns and selling or restructuring those that do not. We have planned a capital and exploratory budget of $4.6 billion for 1998. We have made organizational changes - including an expanded upstream leadership team and a recently formed corporate development team - that will enable us to more quickly identify and act upon emerging opportunities around the globe. This group will identify and execute business strategies to create a portfolio of assets that leverages our strengths and achieves high returns. Respect for the individual is our number-one priority throughout the organization. Our emphasis on the individual also includes a focus on safety for our employees and contractors, as we build loss-prevention practices into our global operations.


                           Exploration and Production

WE FIND AND PRODUCE OIL AND NATURAL GAS FROM A GLOBAL PORTFOLIO OF NEW AND MATURE FIELDS. THE 1997 ADDITION OF MONTEREY RESOURCES IN CALIFORNIA, A 20% INTEREST IN THE HAMACA PROJECT IN VENEZUELA, ALONG WITH THE EARLY 1998 ACQUISITION OF A 20% INTEREST IN KAZAKHSTAN'S KARACHAGANAK FIELD, COMPLEMENT OUR OTHER OPERATIONS IN THE U.S., THE U.K. NORTH SEA, LATIN AMERICA, WEST AFRICA, THE MIDDLE EAST, INDONESIA AND THE PACIFIC RIM.


STRENGTHS Solid cash flow and earnings are generated by core upstream assets around the world, aided by our advanced technologies and alliance-forming skills. Examples: our aggressive exploration and production activity in the deepwater Gulf of Mexico, supported by our partnership in Project DeepStar; our leadership in recovery techniques for heavy oil, which we will utilize in developing such

TEXACO INC.                                                                    7



reserves as those of Monterey Resources and the Hamaca field in Venezuela.

1997 PERFORMANCE Increased production contributed to worldwide upstream operating earnings of $1.5 billion, despite lower crude oil prices and higher exploratory expenses. Worldwide production grew 6% to 1.2 million barrels of oil equivalent a day. Growth stemmed primarily from: higher production in the Partitioned Neutral Zone between Saudi Arabia and Kuwait; new production from the Captain field in the U.K. North Sea; additional production from the Guajira field offshore Colombia, the Dolphin field in Trinidad, and offshore Angola and Denmark. In addition, we had two months' production from Monterey Resources. Our 1997 reserve replacement rate, which excludes Monterey Resources and other purchases and sales, was 132% in the U.S. and 212% outside the U.S. - our highest rates for any single year in nearly 30 years.

STRATEGIES We have ambitious but attainable goals to significantly increase our worldwide production over the next five years, and to increase our net income per barrel of oil equivalent. We plan to grow profitable production and reserves through a balance of discovered reserve opportunities, selected acquisitions, focused exploration, and technological exploitation of our existing assets. We have sharpened our exploration focus on high-impact areas, such as the deepwater Gulf of Mexico, Latin America, West Africa and the Caspian Sea area. In 1997, we increased our upstream capital budget by 32% (excluding the Monterey Resources acquisition) to add reserves and to develop projects in the Gulf of Mexico, the Partitioned Neutral Zone, the North Sea, West Africa and Indonesia. In 1998, we will expand our focus to include developments in Kazakhstan, Venezuela and Western Australia. We are continuing to leverage technologies - such as three-dimensional visualization, vertical-cable seismic and multilateral drilling - that speed the discovery and production of new oil and gas reserves, while reducing development costs. We are conducting our drilling and producing operations in an environmentally responsible manner, in accordance with our Worldwide Environment, Health and Safety Standards.

                    Marketing, Manufacturing and Distribution

WE MARKET AUTOMOTIVE FUELS THROUGH SOME 23,000 TEXACO-BRANDED RETAIL FACILITIES WORLDWIDE. THROUGH OUR GLOBAL BUSINESSES, WE SELL LUBRICANTS, COOLANTS AND MARINE AND AVIATION FUELS, AS WELL AS NATURAL GAS. IN THE U.S., TEXACO, SHELL AND SAUDI REFINING ARE FORMING ALLIANCES THAT COMBINE THE COMPANIES' DOWNSTREAM AND TRANSPORTATION ASSETS. TEXACO AND ITS AFFILIATES OWN OR HAVE INTERESTS IN 24 REFINERIES.


STRENGTHS The combination of Texaco's and Shell's highly respected brands will create the number-one gasoline marketer in the U.S. With our affiliates, Texaco holds significant market shares in the world's growth areas and operates an increasingly efficient and technologically advanced manufacturing system. In addition, we have a significant marketing presence throughout Central and South America and the Caribbean. By applying innovative technologies and processes, we are improving the operating efficiency of our refineries and reducing emissions and waste. Our global products group - Worldwide Lubricants, Coolants and Fuel Additives - strives to leverage our brands and technologies in world markets. Havoline Formula 3(Registered), the top-selling motor oil among major oil companies, is distributed in more than 100 countries. And we are developing other products, such as our Extended Life Anti-Freeze/Coolant, to meet growing

8                                                                    TEXACO INC.



consumer needs. Caltex, our 50% joint venture with Chevron, operates in nearly 60 countries throughout Asia, the Pacific Rim and southern Africa, and has an overall market share in those countries of 18%.

1997 PERFORMANCE Worldwide downstream earnings grew by $350 million, led by improved refinery utilization, higher margins and a 3% increase in Texaco-branded gasoline sales in the U.S. In Latin America and Europe, stronger marketing margins and lower costs contributed to significantly higher earnings, and we are expanding our market presence in those areas - especially Latin America. In 1997, we expanded our presence in many new market countries, including Peru, Venezuela and Poland. In response to Asia's economic turmoil, our Caltex affiliate focused on cost containment and a prudent investment policy. It also sold its interest in a refinery in Bahrain and will integrate the operations of its refinery in Thailand with a nearby Shell refinery.

STRATEGIES We are committed to ensuring that our assets provide competitive returns, even under the most challenging industry conditions. Our alliances with Shell and Saudi Refining, Inc., will provide us with a platform for growth and create more value from our U.S. downstream assets. We are investing in selected Latin American and European growth markets, as well as in pipeline construction projects in the U.S. Gulf Coast. In Brazil, our second largest retail market, with more than 3,000 facilities, we have a major expansion program under way. Wherever we operate, Texaco's Global Brand Initiative will enhance the strength of our brand and the quality of our facilities.


                              Global Gas and Power

TEXACO HAS AN ARRAY OF WORLDWIDE OPPORTUNITIES FOR NEW REVENUE GROWTH. THEY INCLUDE OUR GLOBAL GAS AND POWER'S EXPERTISE IN POWER GENERATION AND GASIFICATION TECHNOLOGY. THESE ACTIVITIES COMPLEMENT OUR NATURAL GAS ACTIVITIES WORLDWIDE, AND FREQUENTLY ENHANCE OUR PRODUCING AND MANUFACTURING OPERATIONS.


STRENGTHS Our global focus enables us to bring increased value to customers across the entire energy value chain. In 1997, we formed Texaco Global Gas and Power to commercialize selected natural gas properties, develop gas-to-liquids conversion processes, and leverage our strengths in power generation and proprietary gasification technology, which reduce emissions and lower operating costs.

1997 PERFORMANCE In 1997, we agreed to develop the first gas-to-liquids plant using the Syntroleum Process (Registered). We also became an equity partner in a 276-megawatt cogeneration project at a refinery in Ancona, Italy, which is scheduled for a 1999 start-up. The project will use Integrated Gasification Combined Cycle (IGCC) technology under license from Texaco. In Indonesia, we continue to supply steam for a 55-megawatt government-owned power plant and have a 70-megawatt facility under construction. The same steam source was successfully expanded with additional drilling and has proven large enough to support another 70-megawatt plant. Two Texaco affiliates signed power purchase agreements for construction of private power projects: a 300-megawatt facility in the Philippines and a 700-megawatt plant in Thailand. At our California cogeneration facilities, we are installing emission-control devices that will benefit the environment by eliminating the generation of acid wastes.

STRATEGIES We are growing our business in key markets by using clean technologies that benefit the environment, such as cogeneration and our gasification technology, through licensing and select investment. Our goal is to be a top-20 company in megawatt capacity by 2001.

                                    BUILDING
                                     VALUE:



                IN 1997, WE SHARPENED OUR FOCUS ON OPPORTUNITIES
                     THAT WILL ADD VALUE QUICKLY. WE APPLIED
                OUR INTELLECTUAL CAPITAL TO IMPROVE AND GROW THE
                   BUSINESS. OUR RELENTLESS PURSUIT OF ENERGY
                AND EXCELLENCE IS EXEMPLIFIED IN THE FOUR STORIES
                    THAT FOLLOW. EACH ILLUSTRATES VIVIDLY OUR
                            COMMITMENT TO BUILD VALUE



                                     TEXACO
                                     [LOGO]

10



                                   TECHNOLOGY:

                          RELENTLESS PURSUIT OF ENERGY


                                [GRAPHIC OMITTED]



       TEXACO'S FIRST-IN-THE-INDUSTRY 3-D VISUALIZATION CENTER IN HOUSTON
                  SPEEDS OUR ABILITY TO PINPOINT HYDROCARBONS,
           ENABLING US TO ACHIEVE GREATER RETURNS ON OUR INVESTMENTS.

TEXACO INC.                                                                   11


TEXACO EXCELS AT APPLYING TECHNOLOGIES THAT BUILD VALUE across our business spectrum. We have the tools - and the brainpower - to achieve greater precision and speed in finding and producing energy. Our technology and our energy are recovering more reserves from existing fields; formulating new products and processes that meet emerging consumer needs; and creating new efficiencies for busy retail customers. Underpinning our technology applications is a drive to improve our environment, protect the health and safety of our employees, and enhance the communities in which we operate.

Leveraging our technologies to create greater value is one of our core strategies. Moreover, it is essential to Texaco's goals, which call for significantly increasing our earnings and raising our return on average capital employed. To achieve our goals, we are applying cutting-edge technologies and innovative approaches:

o In 1997, Texaco introduced two new 3-D Visualization Centers, one in Houston and one in Bakersfield, Calif. In both locations, Texaco people are speeding our ability to pinpoint hidden hydrocarbon deposits by applying 3-D visualization, a technology that allows our scientists to "see" inside geological formations in three dimensions. The payoff: by improving the quality of our analysis and doing so in days instead of months, we accelerate the process of increasing our energy production.

o Texaco's one-of-a-kind remote sensing device called TEEMS (Texaco Exploration and Environmental Multispectral Spectrometer) scans wide-ranging sites to collect data that reveals the potential for oil and gas deposits. The device, which is mounted aboard an aircraft, can create a detailed map across hundreds of miles in a single day. It also helps us make an environmental assessment of the new site so that our exploration and production activities can minimize impacts.

o We are using our proprietary vertical-cable seismic technology to find hydrocarbons and cut our field development costs in complex geological formations from the North Sea to the Gulf of Mexico. In the deepwater Gulf, this technology, which utilizes vertical cables to detect reflected sound waves, provided data that led to the Gemini discovery. This technology also is helping us to determine the potential size of the reservoirs in our Fuji discovery. (See p. 16, Deepwater Gulf: Tapping Enormous Potential.)

o By sharing technological advances with alliance partners, we gain knowledge and speed without incurring the high cost of going it alone. Through our leadership in DeepStar, a consortium of oil and service companies and U.S. agencies, we are solving technical problems of deepwater drilling, production

ITEM A1
TEEMS: REMOTE SENSING

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A1.]


ITEM A2
VERTICAL-CABLE SEISMIC

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A2.]

 12                                                                  TEXACO INC.


and subsea completions in the Gulf of Mexico. And our involvement in MoBPTeCh (Mobil, BP, Texaco and Chevron) is yielding advances in multilateral drilling, which we're applying offshore Nigeria.

o Our capability in horizontal drilling techniques and advanced production technology, such as floating production systems and high-rate submersible pumps, enabled us to accelerate the development of our 85%-owned Captain field, which came onstream in the U.K. North Sea in 1997.

o In 1997, we also began production from our 50%-owned Erskine field, the first high-temperature/ high-pressure field in the North Sea, after adopting and integrating technologies that had helped us to produce natural gas under similar conditions in the Gulf of Mexico.

o We are applying our expertise in heavy-oil recovery to increase production and reduce costs from our major heavy-oil properties, from the Kern River field in California to the Hamaca field in Venezuela. (See p. 13, Monterey: Boosting Production & Reserves.)

o In December 1997, we and our partners, Brown & Root and Syntroleum Corp., agreed to construct the first gas-to-liquids plant using the Syntroleum Process(Registered) by 1999. The plant will convert natural gas into synthesis gas, which can then be processed into clean, zero-sulfur diesel fuel and other petroleum products. This will allow Texaco to produce a valuable fuel from gas reserves that currently lack pipelines to markets. It will also help Texaco in its efforts to reduce emissions of carbon dioxide, sulfur dioxide and nitrogen oxides.

o The Delaware City, Del., refinery, which is expected to become part of the Eastern U.S. venture with Shell and Saudi Refining, will utilize Texaco's Integrated Gasification Combined Cycle (IGCC) power technology for production of cleaner energy. The IGCC technology will convert petroleum coke into syngas for use in the generation of electricity at the refinery's newly upgraded power plant. In addition to the environmental benefits of energy efficiency, this project will reduce overall air emissions.

o Texaco's extended-life motor-vehicle coolants, which our scientists formulated from mixtures of carboxylic acids, are surpassing our own high expectations. After passing a series of demanding road tests, Texaco Extended Life Anti-Freeze/Coolant's protection capability for heavy-duty vehicles has been increased to up to 600,000 miles.

Throughout our operations, technology will continue to be a driver in our commitment to build value.


ITEM A3
CONVENTIONAL DRILLING

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A3.]


ITEM A4
MULTILATERAL DRILLING

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A4.]

                                   MONTEREY:

                         BOOSTING PRODUCTION & RESERVES



                                [GRAPHIC OMITTED]



               OUR CONTINUOUS STEAMFLOOD TECHNOLOGY ADDS IMMEDIATE
                      PRODUCTION AND RESERVES FROM RECENTLY
                ACQUIRED MONTEREY RESOURCES ASSETS IN CALIFORNIA.

14                                                                   TEXACO INC.


IN THE 1996 REPORT, WE TOLD YOU THAT WE HAD RESTRUCTURED our worldwide organization along functional lines to eliminate barriers to swift and decisive action. The benefit of this restructuring was proved when we were able to quickly acquire Monterey Resources in November 1997.

Just three months earlier, our upstream teams had identified Monterey Resources, a California independent oil and gas producer, as a prime candidate for acquisition. The company's location and resource base made it a perfect fit for Texaco's strategy of seeking selected acquisitions where we have a clear competitive advantage - and where we can apply our technologies to realize significant growth potential both in earnings and production. We expect that the acquisition will generate substantial additional profits and cash flow for Texaco over both the short and long term.

Monterey Resources' operations in California primarily lie adjacent to Texaco's operations in the Kern River and Midway-Sunset fields. Through the acquisition, Texaco added proved reserves of 420 million barrels of oil equivalent (BOE) and production of 55,500 BOE a day, an instant profitable infusion to Texaco's reserve and production base.

Moreover, Monterey Resources' concentration of heavy-oil production and reserves is a strategic fit for Texaco. Our competitive leadership in heavy oil is best demonstrated by our performance in the Kern River field. At Kern River, steamflood technology has already driven down the cost of producing oil by more than 20% since 1990, in spite of increased prices for the natural gas used as a fuel in steam generation. Reduced cost, coupled with technology application, has increased our expected recovery of the heavy oil in place from 45% to 65%. Inspired by science and experience, Texaco projects greater revenue - with a target recovery of 80% of the oil - from many of our California heavy-oil assets.

The acquisition of Monterey Resources for $1.4 billion underscores Texaco's strong commitment to investing in growth opportunities. Our manageable total debt to total borrowed and invested capital ratio of 32% provided us with the financial flexibility to move rapidly to make the acquisition. Our plan is for Monterey Resources to contribute significantly to Texaco's production goals over the next five years.

This acquisition raised our total worldwide 1997 capital and exploratory expenditures to $5.9 billion. Over the five-year period from 1998 through 2002, we project capital expenditures of about $26 billion.


ITEM A5
MONTEREY RESOURCES ACQUISIION BOOSTS CALIFORNIA NET PRODUCTION

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A5.]


ITEM A6
MONTEREY RESOURCES ACQUISIION BOOSTS CALIFORNIA NET PRODUCTION

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A6.]

TEXACO INC.                                                                   15


In November, Monterey Resources' production began adding to Texaco's profile. Production is expected to rise to 60,000 BOE a day in 1998, increasing our total California production to 189,000 BOE a day. Over the next three years, our strategic goal is to more than double production from Monterey Resources to 119,000 BOE a day.

Texaco's steamflood process involves the injection of steam, produced at our Bakersfield cogeneration facilities or from steam generators, to raise the temperature of the oil so that it moves more easily through the reservoir. Continuous steam injection allows the oil to be produced while maximizing the amount of heat kept in the ground. In contrast, Monterey Resources used a less efficient cyclic process. By applying Texaco's steamflood technology to Monterey Resources' fields, we expect to increase production rapidly while lowering per-barrel production costs. We expect to implement additional efficiencies in future years.

Our core competency in heavy-oil development is global: outside the U.S., Texaco has major concentrations of heavy oil in Indonesia, the Partitioned Neutral Zone, the U.K.'s Captain field, and the Hamaca field in Venezuela. Hamaca is Texaco's joint venture with ARCO, Phillips Petroleum and Corpoven, a subsidiary of the national oil company. Texaco's share of this field, scheduled to start production in 1999, is expected to rise to 36,000 barrels a day in 2006 and continue at that level for 30 years.

Hamaca is one of Texaco's recent investments in discovered reserve opportunities, along with our 20% interest in Kazakhstan's Karachaganak field. Together with the acquisition of Monterey Resources, these investments are expected to add 1.6 billion barrels of oil equivalent to our reserves base. These assets will maintain strong production growth and generate shareholder value over the decades ahead.

We will ratchet up this value by leveraging Texaco's leading-edge technology, which will continue to make the recovery from Texaco's holdings - in California, Venezuela, Kazakhstan and elsewhere - faster, cheaper and more profitable for our shareholders.


ITEM A7
MONTEREY RESOURCES' IMPACT ON TEXACO'S WORLDWIDE PROVED RESERVES

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A7.]

16









                                 DEEPWATER GULF:

                           TAPPING ENORMOUS POTENTIAL



                                [GRAPHIC OMITTED]



       WE HAVE THE TECHNOLOGY AND THE HARDWARE - SUCH AS THIS DRILLING RIG
                IN USE AT OUR FUJI DISCOVERY - TO FAST-TRACK THE
            DEVELOPMENT OF OUR DEEPWATER SITES IN THE GULF OF MEXICO.

TEXACO INC.                                                                   17



DEVELOPMENT OF OUR ASSETS IN THE DEEPWATER GULF OF MEXICO IS ON FAST-FORWARD, aided by technologies that help us find hydrocarbons and produce them at greater speeds and lower costs.

Our strategy: to leverage deepwater technologies that give us a competitive advantage and build on our solid acreage position in the deepwater Gulf. Our goal: to raise production from nearly zero to more than 100,000 barrels a day of oil equivalent by 2002. The payoff: a boost in our total production profile of profitable oil and gas and an increase in net income per barrel of oil equivalent when the first significant deepwater production begins in 1999.

We're increasing our capital expenditures to invest extra dollars in projects in the deepwater Gulf and other high-impact areas. In 1998, 70% of our planned capital expenditures of $4.6 billion will be devoted to exploration and production projects.

These expenditures flow from the potential we confirmed in the deepwater Gulf and elsewhere during 1997. In the Gulf, we are appraising and developing Petronius, Gemini and Fuji - three 1995 discoveries that form the linchpin of our deepwater projections. During 1997, we had new discoveries at Ladybug and Oudinot, and confirmed commercial projects at Arnold and Oyster. Through aggressive bidding in deepwater leases, we upgraded the quality of our exploratory prospect inventory and solidified a competitive third-place lease position, with 358 leases in depths greater than 1,300 feet.

Some of our best ideas for developing these assets come from technology alliances. Notable among them is Project DeepStar, a consortium of energy and service companies and U.S. agencies dedicated to joint technology development for producing hydrocarbon reserves in deep water. Bracketing their expertise with ours reduces cycle time from discovery to first production and lowers our costs.

At Gemini, Texaco's 60%-owned subsalt gas and condensate discovery, we applied sophisticated 3-D imaging to interpret reservoirs that lie below a 2,900-foot-thick salt sheet that initially defied scientific exploration. Coupling DeepStar technology with our subsea completion experience, we are now developing the Gemini gas discovery while we continue exploring the area for additional potential. We expect to begin gas production and reach a peak rate of about 180 million cubic feet a day by mid-1999.

At Petronius, we are on target and on budget with construction of an 1,870-foot compliant tower for the drilling and production platform for Texaco's 50%-owned oil and gas field. We expect to bring the field onstream in early 1999 in record time - from discovery well to production in just three-and-a-half years - which will pay off in early cash flow and improved profitability.


ITEM A8
DEEPWATER GULF DISCOVERY SITES

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A8.]


ITEM A9
DEEPWATER GULF OFFSHORE LEASES

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A9.]

18                                                                   TEXACO INC.


At Fuji, Texaco's 65%-owned discovery, we continue to delineate its potential, using both drilling and well-testing. We also are using vertical-cable 3-D surveys to define the size of its reservoirs.

Meanwhile, we are expanding our pipeline network to accommodate oil and gas production from the deepwater fields. The newly constructed Discovery pipeline transports natural gas from these fields. In 1997, we also completed Phase I of the Texaco Expanded NGL (natural gas liquids) Distribution System, a 500-mile pipeline network designed to distribute NGLs safely and efficiently throughout Southern Louisiana markets. Phase II, which will serve Eastern Louisiana markets, is due for completion in the second quarter of 1998.

To meet our goals for deepwater development, we must be creative in confronting a difficult operating environment, resulting from a tight supply of deepwater rigs, yard space and services. Texaco's ability to form strategic alliances helped us to move swiftly in 1995 to contract for a semi-submersible drilling rig, upgraded in 1996 and rechristened Ocean Star. The rig began working at Fuji in early 1997. Exclusive use of this rig in water depths up to 4,500 feet will enable us to continue exploration of high-potential prospects through the end of the century. To pursue our aggressive plans quickly and cost-effectively in the Gulf of Mexico, we also have contracts for two other deepwater rigs - the Sedco Energy and the 50% interest we have in the Glomar Explorer. For our deepwater acreage off West Africa, we announced a contract for a deepwater drillship capable of operating in 8,000 feet of water.

Despite rising costs of rigs and services, our return on average capital employed in our North American upstream operations was 22% for 1997.

In 1997, our North American production rose to 685,000 barrels of oil equivalent a day from 675,000 in 1996. Spurred largely by future production from the deepwater Gulf, we expect North American production to rise to an average 856,000 barrels of oil equivalent a day in 2002.

We will apply some of the technologies that are accelerating deepwater Gulf development to promising areas around the world, such as Angola, Nigeria and Australia. There, as in the U.S., our goal is to increase the profitability of our assets by speeding the process from discovery to first production.


ITEM A10
DEEPWATER GULF: NUMBER OF LEASES

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A10.]

                                    ALLIANCE:

                              LEVERAGING STRENGTHS



                                [GRAPHIC OMITTED]



         IN THE FIERCELY COMPETITIVE U.S. DOWNSTREAM MARKET, THE TEXACO,
           SHELL AND SAUDI REFINING ALLIANCES WILL HELP US TO GENERATE
         GREATER EFFICIENCIES, HIGHER MARGINS AND GROWTH OPPORTUNITIES.

20                                                                   TEXACO INC.


THE HIGHLY COMPETITIVE, CAPITAL INTENSIVE U.S. downstream business has challenged us to find innovative ways to convert this business into a valuable asset. Faced with the prospect of continuing single-digit returns from these downstream operations, we decided to apply a strategy of asset management to propel our U.S. downstream business into a platform for growth. The strategy: improve returns in mature markets by managing our costs and combining our assets so that each asset provides returns greater than our cost of capital.

In a U.S. downstream initiative that promises to reinvent the country's refining and marketing industry, we formed a Western U.S. alliance with Shell Oil Company, named Equilon Enterprises LLC, and we anticipate forming an Eastern U.S. alliance with Shell and Saudi Refining, Inc., early this year. On December 18, 1997, the U.S. Federal Trade Commission (FTC) accepted a consent agreement allowing Texaco, Shell and Saudi Refining, Inc., to proceed with formation of the two new alliances.

Together, these alliances will have the size, quality of assets, scope of operations, talent and know-how to be world-class competitors. Through their formation, the ventures expect to achieve annual cost savings and margin improvements of at least $800 million, with the bulk to be realized after 1998.

Equilon, which began operations in January 1998, combines the Western and Midwestern U.S. refining and marketing businesses and the U.S. lubricants, trading and transportation businesses of Texaco and Shell. Two of the partners in the anticipated Eastern U.S. alliance, Texaco and Saudi Refining, are joint-venture partners in Star Enterprise, which markets throughout the Gulf Coast and Eastern U.S. These operations will be combined with Shell's in the area to create the Eastern U.S. alliance. Both of the new alliances will be supported by a jointly owned service company.

The consent of the FTC and state attorneys general required Texaco and Shell to sell some assets to reduce the combined market presence in specific areas. Under these agreements, divestitures include the Shell refinery in Anacortes, Wash., certain Shell and Texaco retail facilities in Southern California and Hawaii, and certain terminal and pipeline interests. No assets in the Eastern U.S. alliance are affected by the agreements.

Even with these divestitures, the alliances will comprise a potent force in the U.S. downstream business. They will have almost 15% of total U.S. gasoline and automotive lubricants sales, as well as about 12% of total U.S. refining capacity. Their combined assets will make the ventures number one in U.S. market


ITEM A11
GASOLINE MARKET SHARE VS. COMPETITORS

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A11.]


ITEM A12
TEXACO - SHELL LUBRICANTS COMPARISON

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A12.]

TEXACO INC.                                                                   21



share for refining capacity, branded gasoline sales and lubricants sales. The alliances are expected to generate $45 billion in annual revenues, with capital employed of about $13 billion. The alliances will employ about 24,000 people.

Size, however, was not Texaco's prime motivation for fostering the alliances. The critical factor is that Texaco, Saudi Refining and Shell have complementary strengths with an economic potential far greater than the sum of their parts. By efficiently combining assets, we can achieve a fundamental change in our downstream operations and become an industry leader in profitability, growth and cost control.

The distinctive Texaco and Shell brands will retain their strong consumer identities. Each will be marketed by both joint-venture companies. The alliance companies are committed to protect and grow both brands and to align their retail marketing strategies on a national basis.

Consistent with the alliances' principle of "equal voice," sub-teams from the three parent companies have worked closely together to identify efficiencies and margin improvements that the new organizations can achieve by integrating overlapping functions and assets and by sharing best practices. For example, the new organizations expect to streamline industrial lubricant product lines, enhance the efficiency of the order-entry process, improve logistical flexibility and coordinate bulk purchases.

In cases where Shell and Texaco operate contiguous facilities, we can now optimize the sites by streamlining some areas of service and product lines. For example, in locations where Texaco and Shell refineries are near each other, feedstock purchases and product yields can be coordinated to optimize profitability.

We will also take maximum advantage of our complementary strengths. For example, Shell's Rotella(R) brand diesel engine oil has a strong position in the truck market, while Texaco's Havoline Formula3(R) brand motor oil is a top seller in the passenger vehicle market. And we will benefit by learning more about each other's strengths. By working together on reliability studies and safety practices, we will be able to further reduce lost-time incidents throughout the refining system. The sheer size of the alliances will allow us to leverage the use of best practices across a much larger network than the individual companies could achieve on their own.

Longer term, we will endeavor to leverage our cost-efficiency improvements to increase earnings, cash flow and market presence - creating a true "growth engine" in the U.S. downstream market.


ITEM A13
REFINING ALIGNMENT

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A13.]


ITEM A14
COMBINED MARKET SHARE BY STATE - 1997

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A14.]

22                                                                   TEXACO INC.



Texaco enters the new alliances in the U.S. from a position of experience and confidence. We have a long-held strategic focus on active alliance management, which minimizes risk and strengthens returns. In 1995, we entered into a joint venture with Norsk Hydro, which gave us a leading market position in the countries of Scandinavia. The joint venture, Hydro Texaco, currently has about 18% of the national gasoline markets in Norway and Denmark. Our long tradition of joint ventures includes the formation in 1988 of Star Enterprise.

The largest and most enduring of Texaco's alliances is Caltex, formed in 1936 as a 50% joint downstream venture with Chevron. Caltex is a leading marketer in many of the nearly 60 countries in which it operates. Caltex reduced expenses 3.5% in 1997, compared to 1996. The company's continuing cost-containment efforts have resulted in a cost reduction of some 15% from 1994 to 1997. In the face of continued volatility in the principal Asian economies, Caltex has initiated additional programs - with active participation from its shareholders
- to continue improving its cost structure and gaining greater efficiencies across its asset base. At the same time, Caltex is actively searching for valuable growth opportunities afforded by the region's economic troubles.

Just as Caltex has consistently added shareholder value by growing its business in markets around the world, our new downstream alliances for growth in the U.S. are expected to achieve strong results as we change the way of doing business in the competitive U.S. downstream market.


ITEM A15
U.S. RETAIL FACILITIES

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A15.]


ITEM A16
U.S. REFINING CAPACITY

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART A, ITEM A16.]

                      FINANCIAL AND OPERATIONAL INFORMATION
--------------------------------------------------------------------------------
                      TEXACO INC. AND SUBSIDIARY COMPANIES



24   MANAGEMENT'S DISCUSSION AND ANALYSIS

37   STATEMENT OF CONSOLIDATED INCOME

38   CONSOLIDATED BALANCE SHEET

39   STATEMENT OF CONSOLIDATED CASH FLOWS

40   STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

42   NOTE 1.   Description of Significant Accounting Policies

43   NOTE 2.   Adoption of New Accounting Standards

44   NOTE 3.   Net Income Per Common Share

45   NOTE 4.   Acquisition of Monterey Resources

45   NOTE 5.   Discontinued Operations

45   NOTE 6.   Inventories

45   NOTE 7.   Investments and Advances

47   NOTE 8.   Properties, Plant and Equipment

48   NOTE 9.   Short-Term Debt, Long-Term Debt, Capital Lease Obligations
               and Related Derivatives

50   NOTE 10.  Lease Commitments and Rental Expense

50   NOTE 11.  Preferred Stock and Rights

51   NOTE 12.  Foreign Currency

52   NOTE 13.  Taxes

53   NOTE 14.  Employee Benefit Plans

56   NOTE 15.  Stock Incentive Plan

57   NOTE 16.  Other Financial Information and Commitments

58   NOTE 17.  Financial Instruments

61   NOTE 18.  Contingent Liabilities

61   NOTE 19.  Financial Data by Geographic Area

62   NOTE 20.  Subsequent Event

63   REPORT OF MANAGEMENT

63   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

64   SUPPLEMENTAL OIL AND GAS INFORMATION

69   SUPPLEMENTAL MARKET RISK DISCLOSURES

     SELECTED FINANCIAL DATA

71   Selected Quarterly Financial Data

71   Five-Year Comparison of Selected Financial Data

72   INVESTOR INFORMATION

24                                                                   TEXACO INC.



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------
                      TEXACO INC. AND SUBSIDIARY COMPANIES


INTRODUCTION
--------------------------------------------------------------------------------

During 1997, we volunteered to participate in a pilot program with the Securities and Exchange Commission to write our Management's Discussion and Analysis (MD&A) in plain English. We hope by using plain English our information will be more easily understood.

     In the MD&A, we explain the operating results and general financial condition of Texaco Inc. and its subsidiaries. We begin the MD&A with a table of consolidated financial highlights, which provides a financial picture of our company. The remainder of our MD&A is comprised of four main topics: Industry Review, Results of Operations, Functional Analysis of Net Income and Other Items.

     In the Industry Review, we discuss the economic factors that affected our industry in 1997. Our near-term outlook for the industry and a worldwide supply/demand forecast are also provided.

     In the Results of Operations, we describe comparative variances in consolidated revenues, costs, expenses, and income taxes. Summary schedules of net income complete this section. These schedules show net income before and after special items. Special items are significant events considered to be outside the scope of normal current year operations.

     In the Functional Analysis of Net Income, we present the various segments of our business. Our net income is detailed according to the following functions:

o Exploration and Production (also known as "Upstream"): We explore for, find and produce crude oil, natural gas liquids and natural gas

o Manufacturing, Marketing and Distribution (also known as "Downstream"): We refine, transport and sell crude oil and products, such as gasoline, fuel oil and lubricants

o Nonpetroleum: Insurance, alternate energy and real estate

o Corporate/Nonoperating: Interest expense and general corporate expenses, as well as interest and other income.

Finally, in the Other Items section, we discuss items that we think are important to our overall business strategies:

o Liquidity and Capital Resources: Our program to manage cash, working capital, debt and other factors that provide us with financial flexibility

o Capital and Exploratory Expenditures: Our program to invest in projects aimed at future growth

o Environmental Matters: A discussion about our expenditures relating to the environment

o Reserves: A discussion about our worldwide net proved reserves of crude oil, natural gas liquids and natural gas

o U.S. Downstream Alliances: An overview of the formation of two ventures that combine our refining, marketing, transportation, trading and lubricants operations with those of Shell Oil Company and Saudi Refining, Inc. in 1998

o Year 2000: The status of our identification and correction of computers, software, and related technologies to be year 2000 compliant.

                                    oooooooo

Our discussions in the MD&A and other sections of this Annual Report represent our best estimate of the trends we know about and the trends we anticipate. Actual results may be different from our estimates.

TEXACO INC.                                                                   25



CONSOLIDATED FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

(Millions of dollars, except per share and ratio data)                               1997         1996         1995
--------------------------------------------------------------------------------------------------------------------
Revenues                                                                         $ 46,667     $ 45,500     $ 36,787
Net income before special items and cumulative effect of accounting change       $  1,894     $  1,665     $  1,152
Special items                                                                         770          353         (424)
Cumulative effect of accounting change                                                 --           --         (121)
                                                                                 -----------------------------------
Net income                                                                       $  2,664     $  2,018     $    607
Net income per common share (dollars)
  Basic
   Net income before special items and cumulative effect of accounting change    $   3.52     $   3.09     $   2.10
   Special items                                                                     1.47          .68         (.81)
   Cumulative effect of accounting change                                              --           --         (.24)
                                                                                 -----------------------------------
   Net income                                                                    $   4.99     $   3.77     $   1.05
  Diluted
   Net income before cumulative effect of accounting change                      $   4.87     $   3.68     $   1.28
   Net income                                                                    $   4.87     $   3.68     $   1.05
Cash dividends per common share (dollars)                                        $   1.75     $   1.65     $   1.60
Total assets                                                                     $ 29,600     $ 26,963     $ 24,937

Total debt                                                                       $  6,392     $  5,590     $  6,240
Stockholders' equity                                                             $ 12,766     $ 10,372     $  9,519
Current ratio                                                                        1.07         1.24         1.24
Return on average stockholders' equity*                                             23.5%        20.4%         7.5%
Return on average capital employed*                                                 17.3%        14.9%         6.9%
Total debt to total borrowed and invested capital                                   32.3%        33.6%        38.0%
                                                                                 -----------------------------------

* Returns for 1995 exclude the cumulative effect of accounting change.


INDUSTRY REVIEW
--------------------------------------------------------------------------------


REVIEW OF 1997

Economic Performance - The world economy grew at a relatively healthy 3.6% rate in 1997, though growth patterns varied among regions. On balance, economic expansion in the industrialized world remained modest. The U.S. economy enjoyed robust growth in 1997, while the economies of Western Europe gained momentum, benefiting from strong export performance. However, the Japanese economy showed signs of stalling, due largely to the effects of a tax increase on consumer spending.

     The economy of the former Soviet Bloc registered modest growth in 1997. Strong gains in some of the Eastern European countries and a small increase in Russia were offset by continued stagnation in other parts of the former Soviet Bloc.

     In the developing world, a financial crisis in much of Asia slowed economic expansion during the latter part of 1997. But the economies of other developing regions remained strong, and growth for the developing world as a whole was still well above the world average.

Demand & Supply Conditions - The overall favorable global economic conditions resulted in robust growth for oil demand during 1997. World petroleum demand averaged a record 73.8 million barrels per day - 2.8% higher than in 1996.

o Growth in the industrialized world was supported by the U.S., where strong demand for gasoline helped boost overall oil demand.

o The economic turmoil in some Asian markets slowed historic growth rates for the developing countries as a whole.

o Growth also took place in the former Soviet Bloc. For the first time since 1987, Russia registered a modest increase in oil consumption.

On the supply side, OPEC (Organization of Petroleum Exporting Countries) and non-OPEC liquids production rose during the year to 74.3 million barrels per day, from 72.1 million barrels per day in 1996. However, growth in non-OPEC supply was less than anticipated due to new field delays in the North Sea and technical problems in Colombia, Australia and Brazil.

     Output from OPEC showed a substantial gain versus 1996. Nearly every OPEC country boosted production, with Venezuela and Nigeria showing some of the largest gains. Iraq's "oil-for-food" exports under U.N. Resolution 986 added significant volumes to the market.

     World crude oil prices declined in 1997, despite the production problems in some non-OPEC areas. The spot price of U.S. benchmark West Texas Intermediate
(WTI) averaged $20.61 per barrel, $1.55 below prior year levels.

26                                                                   TEXACO INC.

WORLD PETROLEUM DEMAND/SUPPLY

                                              Forecast
(Millions of barrels a day)                       1998         1997         1996
--------------------------------------------------------------------------------
Demand
  Industrial Nations                              42.2         41.8         41.3
  Developing Nations                              26.9         26.0         24.8
  Former Soviet Bloc                               6.1          6.0          5.7
                                                  ------------------------------
   Total                                          75.2         73.8         71.8
--------------------------------------------------------------------------------
Supply
  Non-OPEC Crude                                  38.9         37.8         37.1
  OPEC Crude                                      27.6         27.2         25.9
  Other Liquids                                    9.5          9.3          9.1
                                                  ------------------------------
   Total                                          76.0         74.3         72.1
--------------------------------------------------------------------------------

Stock Change                                       0.8          0.5          0.3
--------------------------------------------------------------------------------


NEAR-TERM OUTLOOK

Trimmed by somewhat slower growth in the industrialized world and the lingering effects of the Asian financial crisis, we expect world economic expansion to slow to a 3.0% rate in 1998.

o Within the industrialized world, the U.S. is forecast to experience slightly lower economic growth than in 1997. Also, the Japanese economy is expected to remain weak. On the other hand, economic expansion in Western Europe is expected to pick up steam, benefiting from increased investment.

o Developing Asia is likely to experience lower economic growth due to the continuing repercussions of its financial crisis. However, other developing areas are expected to remain largely unaffected.

o Despite strong economic gains in some Eastern European countries, continued economic stagnation in Russia is expected to once again prevent a significant rebound in the economy of the former Soviet Bloc.

During 1998, we project world oil consumption to increase by approximately 1.4 million barrels per day to an average of 75.2 million barrels per day. Growth in demand for oil in the industrialized world is expected to slow down, in part due to the deceleration in the U.S. economy. The relatively poor economic conditions in parts of Asia are expected to continue to slow growth in the developing countries overall. In the former Soviet Bloc, oil demand should rise, although modestly.

     Despite the continued uptrend in demand, increases in world oil production appear to be running ahead of consumption. Many non-OPEC projects delayed in 1997 are expected to start up in 1998. Also, OPEC is continuing to increase production, particularly given higher output quotas negotiated at the end of 1997. With the supply/demand balance loosening, oil prices have declined precipitously in early 1998; however, some recovery in prices is likely as the year progresses.

     Extreme weakness in some Asian economies will constrain both regional Downstream margins and petroleum product sales. The financial performance of company operations through our affiliate, Caltex, could be adversely impacted.


RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


REVENUES

Our consolidated worldwide revenues rose to $46.7 billion in 1997, an increase of almost 3% over revenues of $45.5 billion in 1996. In 1997, we had higher sales volumes of crude oil, natural gas and refined products. We also had higher prices for natural gas sales, principally in the United States. Crude oil revenues were lower due to a significant price drop late in the year. Revenues for 1995 were $36.8 billion.

ITEM B1
REVENUES

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B1.]


1997 versus 1996 - Crude oil and natural gas sales volumes increased due to higher worldwide production. Higher production resulted from new field development, field expansions and an acquisition. "Buy/Sell" activity in the U.S. increased for natural gas but was partially offset by lower international crude sales. "Buy/Sells" are the marketing of crude oil and natural gas produced by other companies and purchased by us for resale. This activity enables us to utilize our significant trading and pipeline distribution network to optimize market opportunities in the volatile petroleum industry. Our petroleum products sales rose during 1997 due to strong sales of gasoline and heating oil.

     Generally declining prices for crude oil and petroleum products decreased sales revenues late in the year. This impact was only partially offset by higher prices for U.S. natural gas.

     Other revenues increased due to higher duties and taxes collected on increased international refined product sales. These duties are passed on to consumers. We also had more asset sales in 1997.

1996 versus 1995 - Revenues in 1996 exceeded 1995 by 24%. Two-thirds of the 1996 rise was due to higher worldwide prices for crude oil, refined products and natural gas. Sales volumes increased across most product lines reflecting expanded trading and producing operations and our product marketing initiatives.

TEXACO INC.                                                                   27

COSTS

Purchases and other costs were $35.2 billion in 1997, $34.6 billion in 1996 and $27.2 billion in 1995.

     Costs were higher in 1997 because we purchased more natural gas for resale than in 1996. We also paid higher prices for natural gas in the United States. Costs increased further by duties on higher refined product volumes and rates imposed by foreign governments. Partially offsetting these impacts were lower worldwide purchase costs and international volumes of crude oil acquired for resale.

     The 1996 increase versus 1995 was due to higher worldwide prices and volumes for purchased crude oil, refined products and natural gas.


EXPENSES

Expenses of our operations, excluding special items, rose to $7.6 billion in 1997 as compared to $7.2 billion in 1996 and $6.8 billion in 1995.

     We have expanded our operations considerably over the past three years. Higher production of crude oil and natural gas, increased refinery utilization and a rise in refined product sales have led to increased expenses.

     We have also increased our exploratory spending to aggressively search for new reserves of crude oil and natural gas. Expenses have seen upward pressure due to a general shortage of drilling rigs, equipment and in some cases talented manpower. Our producing and refinery operations experienced higher utility costs necessary to fuel units and equipment used in our business.

     We spent more on advertising and corporate sponsorship. In 1997 we launched our "Texaco. A World of Energy" campaign and initiated our new eight year sponsorship of the U.S. Olympic team.

     While expenses for operations increased over prior years' levels, cash operating expenses on a per barrel basis have been contained in spite of inflationary pressures. These expenses have increased only 1% from 1995 to 1997 as compared to a 5% rise in inflation. This measurement shows our ability to grow the business and enhance shareholder value while controlling expenses.


INCOME TAXES

Income tax expense was $663 million in 1997, $965 million in 1996 and $258 million in 1995. The year 1997 included a $488 million benefit resulting from an IRS settlement. The years 1996 and 1995 included benefits from the sales of a partial interest in a subsidiary of $188 million and $65 million, respectively. The year 1995 also included significant deferred tax benefit effects from the adoption of a new accounting standard.


NET INCOME SUMMARY SCHEDULES

The following schedules show net income before and after special items. Special items are significant events considered to be outside the scope of normal current year operations.


NET INCOME

(Millions of dollars)                           1997         1996          1995
--------------------------------------------------------------------------------
Net income before special
  items and cumulative effect
  of accounting change                      $ 1,894       $ 1,665       $ 1,152

Special items:
  Gains on major asset sales                    367           194           232
  Tax benefits on asset sales                    --           188            65
  Tax and other issues                          487            68            --
  Employee separation costs                      --           (65)          (56)
  Asset writedowns                              (41)           --          (639)
  Other special items                           (43)          (32)          (26)
                                            ------------------------------------
   Total special items                          770           353          (424)
--------------------------------------------------------------------------------
     Net income before
      cumulative effect of
      accounting change                     $ 2,664       $ 2,018       $   728
--------------------------------------------------------------------------------

The following schedule further details net income by major function within our U.S. and International operations.

--------------------------------------------------------------------------------
NET INCOME

                                                                 Before Special Items            After Special Items
                                                           --------------------------  -----------------------------

(Millions of dollars)                                         1997      1996     1995      1997      1996      1995
--------------------------------------------------------------------------------------------------------------------
Exploration and Production
  U.S.                                                     $ 1,031   $ 1,123   $  674    $  957   $ 1,123   $   293
  International                                                438       451      343       797       478       340
                                                           ---------------------------------------------------------
   Total Exploration and Production                          1,469     1,574    1,017     1,754     1,601       633
--------------------------------------------------------------------------------------------------------------------
Manufacturing, Marketing and Distribution
  U.S.                                                         305       233      141       318       207       121
  International                                                530       252      358       514       450       365
                                                           ---------------------------------------------------------
   Total Manufacturing, Marketing and Distribution             835       485      499       832       657       486
--------------------------------------------------------------------------------------------------------------------
     Total Petroleum and Natural Gas                         2,304     2,059    1,516     2,586     2,258     1,119
--------------------------------------------------------------------------------------------------------------------
Nonpetroleum                                                    17        16       32        17        16       (28)
Corporate/Nonoperating                                        (427)     (410)    (396)       61      (256)     (363)
                                                           ---------------------------------------------------------
   Net income                                              $ 1,894   $ 1,665   $1,152    $2,664   $ 2,018   $   728
--------------------------------------------------------------------------------------------------------------------

28                                                                   TEXACO INC.



FUNCTIONAL ANALYSIS OF NET INCOME
--------------------------------------------------------------------------------


UPSTREAM

The following schedule provides financial and key operational information relating to our Upstream operations:


--------------------------------------------------------------------------------
EXPLORATION AND PRODUCTION

(Millions of dollars)                                                                1997         1996         1995
--------------------------------------------------------------------------------------------------------------------
U.S. operating earnings before special items                                       $1,031      $ 1,123       $  674
Special items                                                                         (74)          --         (381)
                                                                                   ---------------------------------
  Total U.S.                                                                          957        1,123          293
--------------------------------------------------------------------------------------------------------------------

International operating earnings before special items                                 438          451          343
Special items                                                                         359           27           (3)
                                                                                   ---------------------------------
  Total International                                                                 797          478          340
--------------------------------------------------------------------------------------------------------------------
Worldwide exploration and production earnings                                      $1,754      $ 1,601       $  633
--------------------------------------------------------------------------------------------------------------------
Worldwide return on average capital employed, before special items                  18.3%        22.1%        14.9%
Total worldwide return on average capital employed                                  21.9%        22.5%         9.3%
--------------------------------------------------------------------------------------------------------------------

Selected Operating Data

Net production of crude oil and NGL's (thousands of barrels a day)
U.S.                                                                                  396          388          381
International                                                                         437          399          381
                                                                                   ---------------------------------
  Worldwide                                                                           833          787          762
--------------------------------------------------------------------------------------------------------------------

Net production of natural gas - available for sale (millions of cubic feet a day)
U.S.                                                                                1,706        1,675        1,619
International                                                                         471          382          373
                                                                                   ---------------------------------
  Worldwide                                                                         2,177        2,057        1,992
--------------------------------------------------------------------------------------------------------------------

Natural gas sales (millions of cubic feet a day)
U.S.                                                                                3,584        3,176        3,153
International                                                                         592          477          435
                                                                                   ---------------------------------
  Worldwide                                                                         4,176        3,653        3,588
--------------------------------------------------------------------------------------------------------------------

U.S. Upstream operating earnings, before special items, totaled $1,031 million in 1997, down 8% from 1996, but up 53% from 1995.

     We earned less in 1997 compared with 1996, due to slightly lower crude oil prices, lower gas marketing results and higher operating expenses. Gas marketing margins were squeezed throughout the year. Our operating expenses were higher due to increased exploration and production activities, primarily in the deepwater Gulf of Mexico and California.

     Increased demand, low inventory levels and uncertainty regarding the possible resumption of Iraqi crude sales drove an upward trend in crude oil prices that began in 1996 and peaked in early 1997. Crude oil prices trended lower beginning in the second quarter and continued to do so for the remainder of the year, particularly in the fourth quarter of 1997. During this time, the market reacted to weakening demand, the potential of increased OPEC and non-OPEC production and possible changes in Iraqi export volumes. For the year 1997, Texaco's average crude oil price was $17.34 per barrel, or $.59 per barrel below the 1996 price. The 1996 average price of $17.93 per barrel represented an increase of $2.83 per barrel from 1995.

     Higher natural gas prices and increased production of crude oil and natural gas during 1997 had a positive impact on our financial results. Our average realized price for natural gas of $2.37 per MCF was $.18 per MCF higher than in 1996. The overall higher price in 1997 reflects industry demand to replenish natural gas inventory levels. The 1996 average natural gas price of $2.19 per MCF was $.54 per MCF higher than 1995.

     We increased our production of crude oil, natural gas liquids and natural gas in 1997 by 2% as compared with 1996. Production from new fields, most notably the acquired Monterey Resources properties, and existing fields in the

TEXACO INC.                                                                   29



Gulf of Mexico and Louisiana, contributed to the increase. At the same time, we more than offset declines from maturing fields. During 1996, we had increased our production by 2.5% over 1995 levels. This upward trend in U.S. production over the last two years reflects our commitment to increase production through enhancements at existing fields such as Kern River, California and the deepwater Gulf, as well as through acquisitions such as Monterey Resources.

In 1997, our total U.S. operating earnings were $957 million, compared with $1,123 million in 1996 and $293 million in 1995. Results for 1997 included special charges of $43 million for the establishment of financial reserves for royalty and severance tax issues and $31 million for asset writedowns. Included in 1995 results were special items of $381 million, which included: asset writedowns of $493 million, gains from the sale of non-core producing properties totalling $125 million, and charges of $13 million for reserves for environmental remediation on the non-core properties sold.

ITEM B2
EXPLORATION AND PRODUCTION - TOTAL OPERATING EARNINGS

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B2.]


International Upstream operating earnings, before special items were $438 million in 1997 as compared with $451 million and $343 million for 1996 and 1995.

     Even though we increased our international production, our operating earnings dropped by 3% due to lower crude oil prices, lower gas marketing results and higher expenses. Our international average crude oil price of $17.64 per barrel in 1997 was $1.91 lower than in 1996. Crude oil prices peaked very early in 1997 and then began to trend downward for the better part of the year. The decrease in 1997 average price brought to an end the upward trend in prices that began in late 1995. Texaco's international average crude oil price in 1995 was $16.29 per barrel.

     The higher expenses in 1997 are associated with our expanded exploration programs. This increase in spending supports our aggressive initiative to increase production. We also increased our expenses in 1996 to support our worldwide production goals. The 1997 increase relates to enhancements made in existing fields in such locations as the Partitioned Neutral Zone, U.K. North Sea and Angola, and also includes expenses associated with new fields that came onstream, such as the Captain field.

     Crude oil and natural gas production was up more than 11% in 1997. The double-digit increase in our production volumes follows the 4.5% increase we achieved in 1996 versus 1995. New production from the Captain and Erskine fields, as well as record production in the Partitioned Neutral Zone, contributed to the 1997 increase. A full year's production from activities in the Bagre field offshore Angola and in the Danish North Sea also bolstered 1997 results. These areas came onstream late in 1996. Increased natural gas production at the Dolphin field in Trinidad and from Chuchupa "B" offshore Colombia pushed our international gas production to higher levels.

     Operating results for the last three years include non-cash currency translation effects. These effects relate to deferred income taxes denominated in British pounds. Results for 1997 and 1995 included benefits of $21 million and $2 million, while 1996 results included charges of $38 million.

     In our international Upstream business, we had total operating earnings of $797 million for 1997. This compares with $478 million in 1996 and $340 million in 1995. Results for 1997 included a $15 million prior period tax benefit, a charge of $10 million for asset writedowns and gains of $354 million related to asset sales involving:

o a 15% interest in the Captain field in the U.K.,

o interests in Canadian gas properties and an Australian pipeline system, and

o the company's Myanmar operations.

Results for 1996 included a special non-cash gain of $27 million related to a Danish deferred tax benefit, while 1995 amounts included a special charge of $3 million related to asset writedowns.

30                                                                   TEXACO INC.



DOWNSTREAM

The following schedule provides financial and key operational information relating to our Downstream operations:


--------------------------------------------------------------------------------
MANUFACTURING, MARKETING AND DISTRIBUTION


(Millions of dollars)                                                                1997         1996         1995
--------------------------------------------------------------------------------------------------------------------
U.S. operating earnings before special items                                        $ 305        $ 233        $ 141
Special items                                                                          13          (26)         (20)
                                                                                    --------------------------------
  Total U.S.                                                                          318          207          121
--------------------------------------------------------------------------------------------------------------------
International operating earnings before special items                                 530          252          358
Special items                                                                         (16)         198            7
                                                                                    --------------------------------
  Total International                                                                 514          450          365
--------------------------------------------------------------------------------------------------------------------
Worldwide manufacturing, marketing and distribution earnings                        $ 832        $ 657        $ 486
--------------------------------------------------------------------------------------------------------------------
Worldwide return on average capital employed, before special items                   9.3%         5.5%         5.7%
Total worldwide return on average capital employed                                   9.3%         7.5%         5.6%
--------------------------------------------------------------------------------------------------------------------

Selected Operating Data
Refinery input (thousands of barrels a day)
U.S.                                                                                  747          724          693
International                                                                         804          762          788
                                                                                    --------------------------------
  Worldwide                                                                         1,551        1,486        1,481
--------------------------------------------------------------------------------------------------------------------

Refined product sales (thousands of barrels a day)
U.S.                                                                                1,022        1,036          934
International                                                                       1,563        1,552        1,567
                                                                                    --------------------------------
  Worldwide                                                                         2,585        2,588        2,501
--------------------------------------------------------------------------------------------------------------------

U.S. Downstream operating earnings, before special items, in 1997 were 31% higher than 1996 amounts and more than doubled the 1995 results.

     We earned more in 1997, compared to 1996, due to improvements in our refinery operations as well as stronger margins and higher gasoline volumes. These factors more than offset the effects of lower crude oil trading margins and clean-up costs from a pipeline break at Lake Barre.

     Our East Coast operations benefited from improved margins for most of the year. Higher crude oil costs squeezed our West Coast margins for the first six months. However, by the third quarter of 1997, margins started to recover, allowing 1997 West Coast operations to surpass 1996 results. In 1996, we experienced just the opposite, as higher crude oil costs during the latter part of the year sent margins downward from a second quarter peak.

     In addition, both first quarter 1997 and fourth quarter 1996 results were adversely impacted by fires at our Los Angeles, California and Convent, Louisiana refineries. We experienced property damage and earnings losses from lower yields. Our refined product sales were slightly lower in 1997. The 1996 level was nearly 11% above 1995 amounts. Although refined product sales dipped slightly in 1997, gasoline sales continued to remain strong. Texaco branded gasoline sales volumes increased more than 3% in 1997, fueled by new marketing initiatives in high growth areas such as Southern California and Denver. This jump follows a 4% increase in 1996 over 1995 amounts.

ITEM B3
U.S. BRANDED GASOLINE SALES

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B3.]

TEXACO INC.                                                                   31


We achieved higher results for 1996 versus 1995, mainly due to higher West Coast refinery margins, improved refinery operations and the favorable impact of cost containment efforts. Higher sales volumes of gasoline and diesel as well as improved profits in the distribution and transportation business offset the impact of lower margins in 1996.

     In 1997, our total U.S. operating earnings were $318 million. Results for 1997 included a special gain of $13 million from the sale of our credit card operations. The year 1996 included special charges of $25 million related to the sale of a propylene oxide/methyl tertiary butyl ether (PO/MTBE) manufacturing site in Texas. Amounts for 1996 and 1995 included special charges of $1 million and $11 million for employee separations and 1995 results also included special charges of $9 million related to asset writedowns.

ITEM B4
MANUFACTURING, MARKETING AND DISTRIBUTION -
TOTAL OPERATING EARNINGS

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B4.]


International Downstream operating earnings, before special items, were $530 million in 1997. We earned $252 million in 1996 and $358 million in 1995.

     The more than doubling of earnings in 1997 reflects higher manufacturing and marketing results. In manufacturing, we improved refining operations, increased margins and lowered expenses - particularly in the U.K. and at the Panama refinery. Marketing results in 1997 also significantly improved due in large part to the recovery of margins in the United Kingdom. In 1996, our results were squeezed by significantly depressed marketing margins. In Latin America and Europe, refined product sales increased over 1996 amounts. Increased sales volumes throughout Latin America and Europe - along with stronger marketing margins in the Latin America areas, offset the impact of lower results in Scandinavia. Price wars in the Norwegian marketplace lowered our 1997 results.

     Caltex earnings for 1997 were bolstered by improved petrochemical results in Korea, higher refining margins and improved refining efficiencies, and higher refined product sales. This improvement occurred in spite of the economic crisis in Southeast Asia that arose during the latter part of 1997. Effective October 1, Caltex changed the functional currency used to account for its operations in Korea and Japan to the U.S. dollar. Results for the year included $70 million of benefits in Korea recorded in the fourth quarter, principally relating to currency effects. The favorable currency-related effects were primarily local tax benefits on currency losses on U.S. dollar-denominated obligations resulting from the devaluation of the won.

     Two unscheduled refinery shutdowns in Thailand during 1997 and inventory valuation losses associated with a decline in crude oil prices partly offset the increase in Korean earnings. In the last half of 1997, currency devaluations in various countries drove down margins, as Caltex was unable to immediately recover dollar based crude costs.

     Results for 1996 were almost 30% lower than 1995's. This decrease was driven mainly by lower margins in both the Europe and the Caltex areas. In Europe, 1996 marketing margins were significantly depressed by an excessive supply of gasoline and competitive market pressures in the United Kingdom. In the Caltex operating markets, higher crude costs significantly lowered margins in Australia, Korea, Thailand and Japan.

     Operating results for all three periods included non-cash currency translation effects. These effects relate to deferred income taxes denominated in British pounds. Results for 1997 and 1995 included benefits of $7 million and $3 million, while 1996 results included charges of $20 million.

     Our total international operating earnings were $514 million for 1997. This compares with $450 million in 1996 and $365 million in 1995. Results for 1997 included a special charge of $16 million, primarily for adjustments related to deferred tax issues in Ireland. Results for 1996 and 1995 included the following special items:

o gains related to asset sales: $219 million in 1996 related to sale of Caltex' interest in Nippon Petroleum Refining Company, Limited, and $80 million in 1995, principally related to sale of land in Japan by a Caltex affiliate,

o charges for employee separations: $21 million in 1996 and $29 million in 1995,

o a charge of $31 million in 1995 related to asset writedowns, and

o restructuring charges of $13 million in 1995 for certain Caltex operations.

32                                                                   TEXACO INC.


NONPETROLEUM

(Millions of dollars)                              1997        1996        1995
--------------------------------------------------------------------------------
Operating earnings (losses)
  before special items                             $ 17        $ 16        $ 32
Special items                                        --          --         (60)
                                                   -----------------------------
  Total operating earnings
   (losses)                                        $ 17        $ 16        $(28)
--------------------------------------------------------------------------------

Nonpetroleum operating earnings before special items were $17 million in 1997, $16 million in 1996 and $32 million in 1995. The 1995 results reflect the benefits of improved loss experience of insurance operations.

     Included in total nonpetroleum operating results for 1995 was a special charge of $87 million for asset writedowns and a special gain of $27 million from the sale of our interest in Pekin Energy Company.


CORPORATE/NONOPERATING

(Millions of dollars)                          1997          1996          1995
--------------------------------------------------------------------------------
Corporate/nonoperating
  before special items                        $(427)        $(410)        $(396)
Special items                                   488           154            33
                                              ----------------------------------
  Total                                       $  61         $(256)        $(363)
--------------------------------------------------------------------------------

Corporate and nonoperating charges, before special items, were $427 million in 1997, higher than both the $410 million for 1996 and $396 million in 1995.

     Our results in 1997 include higher expenses associated with the company's new "Texaco. A World of Energy" advertising campaign and with our human resource initiatives. These initiatives are targeted toward making Texaco a leader in opportunity and diversity. Partly offsetting these higher expenses in 1997 was a decrease in interest expense that resulted from slightly lower interest rates.

     Lower debt levels and interest rates benefited 1996 results as compared with 1995. The overall lower 1995 charges included gains of $25 million, principally from the sales of equity securities held for investment by the insurance operations.

     Total corporate and nonoperating results for 1997 included a first quarter special benefit of $488 million associated with an IRS settlement. Results for both 1996 and 1995 included special tax benefits from the sales of interests in a subsidiary which amounted to $188 million in 1996 and $65 million in 1995. In addition, results for 1996 and 1995 included the following:

o charges for severance - $43 million in 1996 and $16 million in 1995,

o $41 million benefit in 1996 from lower than anticipated prior years' state tax exposures,

o $32 million charge in 1996 for the establishment of reserves for various litigation matters, and

o $16 million charge in 1995 for asset writedowns.


OTHER ITEMS
--------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES

This section discusses our cash inflows and outflows. Our liquidity strategy is to rely primarily on cash from operations, supplemented by the proceeds from the sale of nonstrategic assets, for our cash requirements. We use these funds for our capital and exploratory programs, dividends and working capital. We manage our working capital efficiently and have strong credit ratings and ready access to global financial markets. This flexibility allows us to secure funds at low capital costs. We consider our financial position to be sufficiently strong to meet our anticipated future financial requirements.

     To provide liquidity and to support our commercial paper program, we also maintain $1.5 billion in revolving credit facilities, which were unused at year-end 1997. Our debt has an average maturity in excess of 11 years and a weighted average interest rate of 7.2%. We manage our long-term debt to avoid large requirements for cash redemption in any particular year. During 1997, we issued $150 million of 7.09% noncallable notes due 2007 and $200 million of 3.50% cash-settled convertible notes due 2004. The latter was hedged by a swap which converts the interest cost into a LIBOR-based floating rate and limits our cost of redemption to the face value of these notes.

     The following table highlights relevant financial information:

(Millions of dollars, except ratio data)       1997          1996          1995
--------------------------------------------------------------------------------
Current ratio                                  1.07          1.24          1.24
Total debt                                  $ 6,392       $ 5,590       $ 6,240
Minority interest in
   subsidiary companies                     $   645       $   658       $   667
Stockholders' equity                        $12,766       $10,372       $ 9,519
Total debt to total borrowed
  and invested capital                         32.3%         33.6%         38.0%
--------------------------------------------------------------------------------

1997 Cash Flow Highlights
The following table highlights the major components of cash flows during 1997:

(Millions of dollars)
--------------------------------------------------------------------------------
Inflows:
  Cash from operations                                                    $3,915
  Sale of non-strategic assets                                             1,036
  Borrowings                                                               1,135
                                                                          ------
                                                                           6,086
Outflows:
  Capital and exploratory expenditures                                     3,628
  Payments of dividends                                                    1,054
  Repayment of borrowings                                                    637
  Stock repurchase program                                                   382
  Net purchases of leasehold interests                                       503
  Other net outflows                                                          82
                                                                          ------
                                                                           6,286
                                                                          ------
Decrease in cash and cash equivalents                                     $  200
--------------------------------------------------------------------------------

TEXACO INC.                                                                   33


o In March, we exercised an option to terminate a lease arrangement and obtained ownership of the assets used in our PO/MTBE business. At the same time, we sold the PO/MTBE business to a Huntsman Corporation affiliate for cash and preferred stock. The cash proceeds of $512 million were used to substantially offset the cost of exercising the option. The preferred stock, with a stated value of $65 million, is mandatorily redeemable in 11 years.

o In April, we completed the sale of a 15% interest in our U.K. North Sea Captain field for approximately $210 million. We received $20 million in 1996 and the balance at closing.

o In April, we sold our interest in certain producing operations in Canada for approximately $80 million.

o In May, we sold our credit card services unit, including its portfolio of proprietary credit card accounts receivable, for $308 million.

o In the third quarter, the quarterly dividend on common stock was increased by 5.9%, to 45 cents per share, as adjusted for the two-for-one stock split.

o In August, we repurchased certain equipment leasehold interests in conjunction with a sale/leaseback arrangement for $522 million. This amount was less than the sales proceeds received in previous years.

o In August, we received approximately $770 million of cash related to an IRS settlement.

o In December, we sold our interest in producing and pipeline operations under development in Myanmar for $260 million.

o During 1997, we purchased about $400 million of common stock in the open market. We also purchased an additional $77 million during January of 1998. Of these total purchases, about $150 million will be used to replace shares to be issued during 1998 under various employee benefit and incentive plans.

Monterey Acquisition - In November, the shareholders of Monterey Resources approved the merger of Monterey with our company. As a result, we issued approximately 19 million additional shares of Texaco common stock, valued at $1.1 billion. We also acquired Monterey's existing debt of approximately $300 million, of which $120 million of short-term debt was paid off immediately.

Managing Market Risk - The company is exposed to the following principal types of market risk:

o the price of crude oil, natural gas and petroleum products

o the value of foreign currencies in relation to the U.S. dollar

o interest rates.

We attempt to maintain our exposure to these risks within established guidelines. We enter into arrangements that obligate us to pay cash or entitle us to receive cash when one or more of the above fluctuates from baseline reference prices or rates. Collectively, these arrangements do not expose us to material adverse effects. The change in value of these arrangements will approximate the change in value of the underlying transaction, in the opposite direction. The fees and other costs associated with these arrangements are often less than those associated with other transactions that we could use to accomplish the same result.

     Our written policies allow use of these types of arrangements for managing risks only. We are not permitted to speculate on future prices. Our written policies place limits on the dollar value, the time period and the volumes of these arrangements.


CAPITAL AND EXPLORATORY EXPENDITURES

1997 Activity - Worldwide capital and exploratory expenditures, including our share of expenditures by affiliates, were $5.9 billion for the year 1997. This amount includes $1.4 billion for the acquisition of Monterey Resources, a company that produces significant quantities of heavy crude oil in California. Excluding the Monterey acquisition, expenditures were geographically and functionally split as follows:

o International ($2.3 billion, or 51%) and United States ($2.2 billion, or 49%)

o Upstream ($3.2 billion, or 71%) and Downstream and Other ($1.3 billion, or 29%).

34                                                                   TEXACO INC.



ITEM B5
CAPITAL AND EXPLORATORY EXPENDITURES - GEOGRAPHICAL

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B5.]

Exploration and Production - Significant areas of investment included:

o Acquisition of Monterey Resources

o High impact development and exploratory projects in the deepwater Gulf of Mexico

o Platform development and drilling in the U.K. North Sea, China and West Africa

o A 20% interest in the Karachaganak field in Kazakhstan

o Enhanced oil recovery spending in California and Indonesia

o Construction of a jointly-owned natural gas pipeline and processing complex in the Gulf Coast area.


ITEM B6
CAPITAL AND EXPLORATORY EXPENDITURES - FUNCTIONAL

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, PART B, ITEM B6.]

Manufacturing, Marketing and Distribution - Investments in Downstream facilities included:

o Marketing facilities and service station re-imaging throughout Asia by Caltex

o Marketing expansion throughout promising areas of Latin America and Europe

o Enhancement in U.S. marketing operations to strengthen the Texaco brand

o Acquisition of the remaining interest in a refinery unit in Pembroke, Wales

o Construction of various crude oil pipeline projects in the Gulf Coast area and a refining upgrade at Port Arthur, Texas.

The following table details our capital and exploratory expenditures:

                                                    1997                         1996                          1995
                              --------------------------    -------------------------    ---------------------------
                                        Inter-                        Inter-                       Inter-
(Millions of dollars)            U.S. national     Total      U.S.  national    Total      U.S.  national     Total
--------------------------------------------------------------------------------------------------------------------
Exploration and production
  Exploratory expenses        $   189   $  282    $  471    $  153   $   226   $  379    $   94    $  195   $   289
  Capital expenditures*         2,994    1,129     4,123     1,090       909    1,999       810       838     1,648
                              --------------------------------------------------------------------------------------
  Total exploration and
   production                   3,183    1,411     4,594     1,243     1,135    2,378       904     1,033     1,937
Manufacturing, marketing
  and distribution                431      848     1,279       360       658    1,018       453       687     1,140
Other                              55        2        57        33         2       35        44         7        51
--------------------------------------------------------------------------------------------------------------------
    Total                     $ 3,669   $2,261    $5,930    $1,636   $ 1,795   $3,431    $1,401    $1,727   $ 3,128
--------------------------------------------------------------------------------------------------------------------
Total, excluding equity
  in affiliates               $ 3,421   $1,718    $5,139    $1,535   $ 1,338   $2,873    $1,248    $1,242   $ 2,490
--------------------------------------------------------------------------------------------------------------------

*1997 includes $1.4 billion acquisition of Monterey Resources.

TEXACO INC.                                                                   35


1998 and Beyond - Including our affiliates, we plan to spend approximately $26 billion over the next five years. Spending for 1998 is expected to be $4.6 billion. These expenditures will be evenly divided between the U.S. and international areas.

Exploration and Production - Our Upstream expenditures will continue to be directed toward finding, developing and increasing our access to crude oil and natural gas reserves, including:

o The Gulf of Mexico, where we hold a significant inventory of valuable exploration and development acreage

o Kazakhstan, where we have a 20% interest in the giant Karachaganak oil and gas field

o The U.K. North Sea, where activities are underway in several fields slated to phase in production from 1998-2001

o Areas rich in heavy oil reserves where we can apply our world class enhanced oil recovery techniques. Some of these areas are California, including the Monterey Resources properties, and the Duri field of Indonesia

o Opportunities where our advanced geological and geophysical visualization technologies indicate that good drilling and development prospects exist

o Exploration activity focused on existing areas in West Africa and Latin
America.

Manufacturing, Marketing and Distribution - Spending will be concentrated mainly in the marketing segment of our business. Our investments will focus on locations where we can enhance brand loyalty, improve market share and are positioned to achieve attractive rates of return, such as:

o Enhanced retail positions in Latin American growth areas

o Upgraded and expanded retail outlets in Asia-Pacific areas where Caltex has a major presence

o Increased cogeneration and gasification projects in international areas.


ENVIRONMENTAL MATTERS

In 1997, we spent $825 million to protect the environment and to comply with federal, state and local environmental laws and regulations. This includes our equity share in the environmental expenditures of our major affiliates. We continued to promote pollution prevention at our refineries and the refineries of our affiliates, Star Enterprise and Caltex Petroleum Corporation. We have also designed and applied processes to convert refinery wastes and used motor oil into valuable products. This minimizes the need to dispose of such materials. We are also actively involved in the remediation of hazardous waste sites which have been identified by the U. S. Environmental Protection Agency
(EPA) and other regulatory agencies.

     The following table provides our environmental expenditures for the past three years:

(Millions of dollars)                             1997         1996         1995
--------------------------------------------------------------------------------
Capital expenditures                              $162         $185         $275
Non-capital:
  Ongoing operations                               538          561          480
  Remediation                                       79          111          134
  Restoration and
   abandonment                                      46           48           46
                                                  ------------------------------
Total environmental
  expenditures                                    $825         $905         $935
--------------------------------------------------------------------------------

Capital Expenditures - Our capital environmental expenditures were $162 million in 1997. We spent $23 million less than in 1996, when we made large outlays for refinery upgrades to comply with government standards for reformulated fuels and low-sulfur diesel oil. Capital environmental expenditures projected for 1998 and 1999 total $222 million and $238 million, respectively.

Ongoing Activities - In 1997, we spent and expensed $538 million for ongoing operations, primarily to produce cleaner-burning fuels and to manage our environmental programs. We dedicated nearly 70% of this amount to improved air quality.

Remediation Costs and Superfund Sites - Worldwide remediation expenditures in 1997 were $79 million. This included $15 million spent on remediating Superfund waste sites. At the end of 1997, we had financial reserves of $577 million for the estimated future costs of our environmental programs. This included $57 million for the cleanup of Superfund waste sites. We have provided these reserves to the extent reasonably measurable. It is not possible to project overall costs or a range of costs beyond that disclosed, due to the uncertainty surrounding future developments in regulations and/or until further information develops regarding waste sites.

     The EPA and other regulatory agencies have identified us as a potential responsible party (PRP) for clean up of certain hazardous waste sites. We have determined that we may have potential exposure, though limited in most cases, at 237 multi-party waste sites. Of these sites, 78 are on the EPA's National Priority List. Under Superfund, liability is joint and several; that is, each PRP at a site can be held liable individually for the entire cleanup cost of the site. We are, however, actively pursuing and/or participating in the sharing of Superfund costs with other identified PRP's. The sharing of these costs is on the basis of weight, volume and toxicity of the materials contributed by the PRP's.

36                                                                   TEXACO INC.


Restoration and Abandonment - Financial reserves at year-end 1997 to cover the cost of restoration and abandonment or "closure" of our oil and gas producing properties were $845 million. Expenditures in 1997 for restoration and abandonment amounted to $46 million.

                                    oooooooo

In summary, we make every reasonable effort to fully comply with applicable governmental regulations. Changes in governmental regulations and/or our re-evaluation of our environmental programs may result in additional future costs to the company. It is assumed that any mandated future costs would be recoverable in the marketplace, since all companies within the industry would be facing similar requirements. However, it is not believed that such future costs will be material to the company's financial position nor to its operating results over any reasonable period of time.


RESERVES

Worldwide oil and gas activities are described in detail by geographic area in the section Supplemental Oil and Gas Information. Amounts shown below provide total crude oil and natural gas on a barrel of oil equivalent (BOE) basis. Natural gas, measured in thousands of cubic feet, is converted to a comparable equivalent of oil at a ratio of 6:1. Some key highlights of our worldwide net proved oil and gas reserves are provided below:

o At the end of 1997, our company has net proved reserves of 4.3 billion BOE, of which 57% of these reserves are located in the United States.

o The estimated life of our reserves is now 9.4 years as compared with 8.6 years at year-end 1996. We expect to increase our reserve life, as improved technology speeds up our rate of oil and gas recoveries, and as we make new discoveries and mineral right purchases.

o We replaced 167% of our 1997 worldwide combined oil and gas production. This excludes reserves added from the acquisition of Monterey Resources and other purchases and sales. The Monterey acquisition added 420 million BOE to our proved reserve base.

o Our finding and development costs in 1997 of $3.99 per BOE were 18% lower than last year.


U.S. DOWNSTREAM ALLIANCES

On January 15, 1998, we and Shell Oil Company reached agreement on the formation and operational start-up of a joint venture. The joint venture combines major elements of the two companies' western and midwestern U.S. refining and marketing businesses and nationwide trading, transportation and lubricants businesses. The new company will operate as Equilon Enterprises LLC. The venture will allow us to accomplish a fundamental change in the way we operate our Downstream business, improve performance and provide future growth. Texaco, Shell and Saudi Refining, Inc. are finalizing agreements for a separate venture involving the companies' eastern and Gulf Coast refining and marketing businesses which should conclude in early 1998.


YEAR 2000

Our computer systems, software and related technologies are affected by the Year 2000 compliance issue. We have been identifying and correcting affected applications to ensure that all of our key computer systems will be Year 2000 compliant by early 1999. We are also working with our vendors and suppliers to ensure their compliance. Costs to modify such applications have been, and are estimated to remain, immaterial to our results of operations or financial condition.

TEXACO INC.                                                                   37

                        STATEMENT OF CONSOLIDATED INCOME
--------------------------------------------------------------------------------
                      TEXACO INC. AND SUBSIDIARY COMPANIES

(Millions of dollars) For the years ended December 31                                1997         1996         1995
--------------------------------------------------------------------------------------------------------------------
REVENUES
Sales and services (includes transactions with significant
  affiliates of $3,633 million in 1997, $3,867 million
  in 1996 and $3,146 million in 1995)                                            $ 45,187    $  44,561    $  35,551
Equity in income of affiliates, interest, asset sales and other                     1,480          939        1,236
                                                                                 -----------------------------------
Total revenues                                                                     46,667       45,500       36,787
--------------------------------------------------------------------------------------------------------------------

DEDUCTIONS
Purchases and other costs (includes transactions with significant affiliates of $2,178 million in 1997, $2,048 million
  in 1996 and $1,733 million in 1995)                                              35,230       34,643       27,237
Operating expenses                                                                  2,990        2,978        2,907
Selling, general and administrative expenses                                        1,662        1,693        1,580
Maintenance and repairs                                                               354          367          375
Exploratory expenses                                                                  471          379          289
Depreciation, depletion and amortization                                            1,633        1,455        2,385
Interest expense                                                                      412          434          483
Taxes other than income taxes                                                         520          496          491
Minority interest                                                                      68           72           54
                                                                                 -----------------------------------
                                                                                   43,340       42,517       35,801
--------------------------------------------------------------------------------------------------------------------

Income before income taxes and cumulative effect of
  accounting change                                                                 3,327        2,983          986
Provision for income taxes                                                            663          965          258
                                                                                 -----------------------------------
Net income before cumulative effect of  accounting change                           2,664        2,018          728
Cumulative effect of accounting change                                                 --           --         (121)
                                                                                 -----------------------------------
Net Income                                                                       $  2,664    $   2,018    $     607
--------------------------------------------------------------------------------------------------------------------

NET INCOME PER COMMON SHARE (DOLLARS)
Basic

  Net income before cumulative effect of  accounting change                      $   4.99    $    3.77    $    1.29
  Cumulative effect of accounting change                                               --           --         (.24)
                                                                                 -----------------------------------
  Net income                                                                     $   4.99    $    3.77    $    1.05
--------------------------------------------------------------------------------------------------------------------
Diluted
  Net income before cumulative effect of accounting change                       $   4.87    $    3.68    $    1.28
  Net income                                                                     $   4.87    $    3.68    $    1.05
--------------------------------------------------------------------------------------------------------------------
Average Number of Common Shares Outstanding (for computation of earnings per share) (thousands)
  Basic                                                                           522,234      520,392      519,793
  Diluted                                                                         542,570      541,824      520,364
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

38                                                                   TEXACO INC.



                           CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
                      TEXACO INC. AND SUBSIDIARY COMPANIES

(Millions of dollars) As of December 31                                                           1997         1996
--------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents                                                                   $    311    $     511
  Short-term investments - at fair value                                                            84           41
  Accounts and notes receivable (includes receivables from significant affiliates of $234 million in 1997 and $299 million in 1996), less allowance for
   doubtful accounts of $22 million in 1997 and $34 million in 1996                              4,230        5,195
  Inventories                                                                                    1,483        1,460
  Deferred income taxes and other current assets                                                   324          458
                                                                                              ----------------------
     Total current assets                                                                        6,432        7,665
Investments and Advances                                                                         5,097        4,996
Net Properties, Plant and Equipment                                                             17,116       13,411
Deferred Charges                                                                                   955          891
                                                                                              ----------------------
     Total                                                                                    $ 29,600    $  26,963
--------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Notes payable, commercial paper and current portion of long-term debt                       $    885    $     465
  Accounts payable and accrued liabilities (includes payables to significant affiliates of $106 million in 1997 and $144 million in 1996)
     Trade liabilities                                                                           2,669        3,472
     Accrued liabilities                                                                         1,480        1,333
  Estimated income and other taxes                                                                 960          914
                                                                                              ----------------------
     Total current liabilities                                                                   5,994        6,184
Long-Term Debt and Capital Lease Obligations                                                     5,507        5,125
Deferred Income Taxes                                                                            1,825          795
Employee Retirement Benefits                                                                     1,224        1,236
Deferred Credits and Other Noncurrent Liabilities                                                1,639        2,593
Minority Interest in Subsidiary Companies                                                          645          658
                                                                                              ----------------------
     Total                                                                                      16,834       16,591
Stockholders' Equity
  Market Auction Preferred Shares                                                                  300          300
  ESOP Convertible Preferred Stock                                                                 457          474
  Unearned employee compensation and benefit plan trust                                           (389)        (378)
  Common stock - Shares issued: 567,606,290 in 1997; 548,586,834 in 1996                         1,774        1,714
  Paid-in capital in excess of par value                                                         1,688          630
  Retained earnings                                                                              9,987        8,292
  Currency translation adjustment                                                                 (105)         (65)
  Minimum pension liability adjustment                                                             (16)          --
  Unrealized net gain on investments                                                                26           33
                                                                                              ----------------------
                                                                                                13,722       11,000
  Less - Common stock held in treasury, at cost                                                    956          628
                                                                                              ----------------------
     Total stockholders' equity                                                                 12,766       10,372
--------------------------------------------------------------------------------------------------------------------
     Total                                                                                    $ 29,600    $  26,963
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

TEXACO INC.                                                                   39



                      STATEMENT OF CONSOLIDATED CASH FLOWS
--------------------------------------------------------------------------------
                      TEXACO INC. AND SUBSIDIARY COMPANIES

(Millions of dollars) For the years ended December 31                                1997         1996         1995
--------------------------------------------------------------------------------------------------------------------
OPERATING  ACTIVITIES
Net income                                                                       $  2,664     $  2,018     $    607
Reconciliation to net cash provided by (used in) operating activities
  Cumulative effect of accounting change                                               --           --          121
  Depreciation, depletion and amortization                                          1,633        1,455        2,385
  Deferred income taxes                                                               451          (20)        (102)
  Exploratory expenses                                                                471          379          289
  Minority interest in net income                                                      68           72           54
  Dividends from affiliates, greater than (less than) equity in income               (370)         167         (103)
  Gains on asset sales                                                               (558)         (19)        (320)
  Changes in operating working capital
   Accounts and notes receivable                                                      718       (1,072)        (766)
   Inventories                                                                        (56)        (104)         (29)
   Accounts payable and accrued liabilities                                          (856)         716         (116)
   Other - mainly estimated income and other taxes                                    (64)          97          (44)
  Other - net                                                                        (186)          73          146
                                                                                 -----------------------------------
     Net cash provided by operating activities                                      3,915        3,762        2,122

INVESTING ACTIVITIES
Capital and exploratory expenditures                                               (3,628)      (2,897)      (2,386)
Proceeds from asset sales                                                           1,036          125        1,150
Proceeds from sale of discontinued operations, net of cash
  and cash equivalents sold                                                            --          344           --
Sales (purchases) of leasehold interests                                             (503)         261          248
Purchases of investment instruments                                                (1,102)      (1,668)      (1,238)
Sales/maturities of investment instruments                                          1,096        1,816        1,273
Other - net                                                                           (57)          70           12
                                                                                 -----------------------------------
     Net cash used in investing activities                                         (3,158)      (1,949)        (941)

FINANCING ACTIVITIES
Borrowings having original terms in excess of three months
  Proceeds                                                                            507          307          313
  Repayments                                                                         (637)        (802)        (358)
Net increase (decrease) in other borrowings                                           628         (143)        (137)

Issuance of preferred stock by subsidiaries                                            --           --           65

Purchases of common stock                                                            (382)        (159)          (4)
Dividends paid to the company's stockholders
  Common                                                                             (918)        (859)        (832)
  Preferred                                                                           (55)         (58)         (60)
Dividends paid to minority stockholders                                               (81)         (87)         (55)
Other - net                                                                            --           --           (2)
                                                                                 -----------------------------------
     Net cash used in financing activities                                           (938)      (1,801)      (1,070)

CASH AND CASH EQUIVALENTS
Effect of exchange rate changes                                                       (19)          (2)         (14)
                                                                                 -----------------------------------
Increase (decrease) during year                                                      (200)          10           97
Beginning of year                                                                     511          501          404
                                                                                 -----------------------------------
End of year                                                                      $    311     $    511     $    501
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

40                                                                   TEXACO INC.



                 STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
                      TEXACO INC. AND SUBSIDIARY COMPANIES

                                                      Shares     Amount     Shares     Amount     Shares     Amount
--------------------------------------------------------------------------------------------------------------------
(Shares in thousands; amounts in millions of dollars)              1997                  1996                  1995
--------------------------------------------------------------------------------------------------------------------
PREFERRED STOCK
par value $1; Shares authorized - 30,000,000

Market Auction Preferred Shares (Series G, H, I
and J) - liquidation preference of $250,000 per share
  Beginning and end of year                                1    $   300          1    $   300          1    $   300
--------------------------------------------------------------------------------------------------------------------
Series B ESOP Convertible Preferred Stock -
liquidation value of $600 per share
  Beginning of year                                      720        432        751        450        780        468
  Retirements                                            (27)       (16)       (31)       (18)       (29)       (18)
                                                     --------------------------------------------------------------
  End of year                                            693        416        720        432        751        450
--------------------------------------------------------------------------------------------------------------------
Series F ESOP Convertible Preferred Stock -
liquidation value of $737.50 per share
  Beginning of year                                       57         42         60         45         63         47
  Retirements                                             (1)        (1)        (3)        (3)        (3)        (2)
                                                     ---------------------------------------------------------------
  End of year                                             56         41         57         42         60         45
--------------------------------------------------------------------------------------------------------------------

UNEARNED EMPLOYEE COMPENSATION
(related to ESOP preferred stock and restricted
stock awards)
  Beginning of year                                                (175)                 (234)                 (282)
  Awards                                                            (16)                  (22)                   (8)
  Amortization and other                                             42                    81                    56
                                                     ---------------------------------------------------------------
  End of year                                                      (149)                 (175)                 (234)
--------------------------------------------------------------------------------------------------------------------

BENEFIT PLAN TRUST
(common stock)
  Beginning of year                                    8,000       (203)     8,000       (203)        --         --
  Establishment/additions                              1,200        (37)        --         --      8,000       (203)
                                                     ---------------------------------------------------------------
  End of year                                          9,200       (240)     8,000       (203)     8,000       (203)
--------------------------------------------------------------------------------------------------------------------

COMMON STOCK
par value $3.125; Shares authorized - 700,000,000
  Beginning of year                                  548,587      1,714    548,587      1,714    548,587      1,714
  Issued for Monterey acquisition                     19,019         60         --         --         --         --
                                                     ---------------------------------------------------------------
  End of year                                        567,606      1,774    548,587      1,714    548,587      1,714
--------------------------------------------------------------------------------------------------------------------

COMMON STOCK HELD IN TREASURY, AT COST
Beginning of year                                     21,191       (628)    20,152       (517)    29,523       (753)
Purchases of common stock                              7,423       (410)     3,515       (159)       102         (4)
Transfer to benefit plan trust                        (1,200)        37         --         --         --         --
Other - mainly employee benefit plans                 (1,947)        45     (2,476)        48     (9,473)       240
                                                     ---------------------------------------------------------------
End of year                                           25,467    $  (956)    21,191    $  (628)    20,152    $  (517)
--------------------------------------------------------------------------------------------------------------------
                                                                                            (Continued on next page)

See accompanying notes to consolidated financial statements.

TEXACO INC.                                                                   41



                 STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
                      TEXACO INC. AND SUBSIDIARY COMPANIES

(Millions of dollars)                                                                1997         1996         1995
--------------------------------------------------------------------------------------------------------------------
PAID-IN-CAPITAL IN EXCESS OF PAR VALUE
Beginning of year                                                                $    630     $    655      $   654
Monterey acquisition                                                                1,091           --           --
Treasury stock transactions relating to investor services plan
  and employee compensation plans                                                     (33)         (25)           1
                                                                                 ----------------------------------
End of year                                                                         1,688          630          655
--------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                                                        8,292        7,186        7,463
Add:
  Net income                                                                        2,664        2,018          607
  Tax benefit associated with dividends on unallocated ESOP
   Convertible Preferred Stock                                                          4            5            8
Deduct: Dividends declared on
  Common stock ($1.75 per share in 1997, $1.65 per share in 1996
   and $1.60 per share in 1995)                                                       918          859          832
  Preferred stock
   Series B ESOP Convertible Preferred Stock                                           40           42           43
   Series F ESOP Convertible Preferred Stock                                            4            4            4
   Market Auction Preferred Shares (Series G, H, I and J)                              11           12           13
                                                                                 ----------------------------------
Balance at end of year                                                              9,987        8,292        7,186
--------------------------------------------------------------------------------------------------------------------

CURRENCY TRANSLATION ADJUSTMENT
Beginning of year                                                                     (65)          61           87
Change during year                                                                    (40)        (126)         (26)
                                                                                 ----------------------------------
End of year                                                                          (105)         (65)          61
--------------------------------------------------------------------------------------------------------------------

MINIMUM PENSION LIABILITY ADJUSTMENT
Establishment                                                                         (16)          --           --
                                                                                 ----------------------------------
End of year                                                                           (16)          --           --
--------------------------------------------------------------------------------------------------------------------

UNREALIZED NET GAIN ON INVESTMENTS
Beginning of year                                                                      33           62           51
Change during year                                                                     (7)         (29)          11
                                                                                 ----------------------------------
End of year                                                                            26           33           62
--------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
End of year (including preceding page)                                           $ 12,766     $ 10,372      $ 9,519
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

42                                                                   TEXACO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                      TEXACO INC. AND SUBSIDIARY COMPANIES



NOTE 1 DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements consist of the accounts of Texaco Inc. and subsidiary companies owned directly or indirectly more than 50 percent. Intercompany accounts and transactions are eliminated.

     The U.S. dollar is the functional currency of all the company's operations and substantially all of the operations of its affiliates accounted for on the equity method. For these operations, translation effects and all gains and losses from transactions not denominated in the functional currency are included in income currently, except for certain hedging transactions. The cumulative translation effects for the equity affiliates using functional currencies other than the U.S. dollar are included in the currency translation adjustment in stockholders' equity.


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


INVESTMENTS AND ADVANCES

The equity method of accounting is used for investments in certain affiliates owned 50 percent or less, including corporate joint-ventures, limited liability companies and partnerships. Under this method, equity in the pre-tax income or losses of limited liability companies and partnerships, and in the net income or losses of corporate joint-venture companies is reflected currently in Texaco's revenues, rather than when realized through dividends or distributions.

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

     Lease acquisition costs of properties held for oil, gas and mineral production are capitalized as incurred. Exploratory costs other than wells are charged to expense as incurred. Exploratory wells, including stratigraphic test wells, are initially capitalized pending further evaluation of whether economically recoverable proved reserves have been found. If such reserves are not found, the well costs are then charged to exploratory expenses. Intangible drilling costs of productive wells and of development dry holes, and tangible equipment costs, are capitalized. Costs of injected carbon dioxide related to development of oil and gas reserves are capitalized.

     Evaluation of impairment for properties, plant and equipment intended to be held is based on comparison of carrying value against undiscounted future net pre-tax cash flows. If an impairment is identified, the asset's carrying amount is adjusted to fair value. Assets to be disposed of are generally accounted for at the lower of amortized cost or fair value less cost to sell.

     Unproved oil and gas properties, when individually significant, are amortized by property using a valuation assessment. Other unproved oil and gas properties are generally amortized on an aggregate basis over the average holding period, for the portion expected to be nonproductive. Productive properties and other tangible and intangible costs of producing activities are amortized principally by field. Amortization is based on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved oil and gas reserves. Estimated future restoration and abandonment costs are included in determining amortization and depreciation rates of productive properties.

     Depreciation of facilities other than producing properties is applied generally on the group plan, using the straight-line method, with composite rates reflecting the estimated useful life and cost of each class of property. Facilities not on the

TEXACO INC.                                                                   43



group plan are depreciated individually by estimated useful life using the straight-line method. Estimated salvage value is excluded from amounts subject to depreciation. Capitalized nonmineral leases are amortized over the estimated useful life of the asset or the lease term, as appropriate, using the straight-line method.

     Periodic maintenance and repairs applicable to manufacturing facilities are accounted for on the accrual basis. Normal maintenance and repairs of all other properties, plant and equipment are charged to expense as incurred. Renewals, betterments and major repairs that materially extend the useful life of properties are capitalized and the assets replaced, if any, are retired.

     When capital assets representing complete units of property are disposed of, the difference between the disposal proceeds and net book value is credited or charged to income.


ENVIRONMENTAL EXPENDITURES

When remediation of a property is probable and the related costs can be reasonably estimated, environmentally-related remediation costs are expensed and recorded as liabilities. If recoveries of environmental costs from third parties are probable, a receivable is recorded. Other environmental expenditures, principally maintenance or preventive in nature, are expensed or capitalized as appropriate.


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



NOTE 2 ADOPTION OF
NEW ACCOUNTING STANDARDS
--------------------------------------------------------------------------------

SFAS 121 - During 1995, Texaco adopted Statement of Financial Accounting Standards, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" (SFAS 121). Under SFAS 121, assets whose carrying amounts are not expected to be fully recovered by future use or disposition must be written down to their fair values.

     Adoption of this Standard resulted in a non-cash after-tax charge of $639 million against 1995 earnings. Application of SFAS 121 to assets to be retained resulted in a pre-tax charge of $775 million, primarily recorded to depreciation, depletion and amortization expense. On an after-tax basis, this charge amounted to $514 million and primarily reflected the write-down to their estimated fair values of certain of the company's producing properties in the United States which were evaluated for impairment on a field-by-field basis rather than in the aggregate. Also, certain non-core coal and marketing properties, surplus buildings and other properties and equipment held for disposal were written down by a $184 million charge, primarily recorded to depreciation, depletion and amortization expense. Including estimated disposal costs, this charge to income was $125 million, net-of-tax. There were no material changes in the estimated fair values of assets to be disposed of subsequent to the determination of their impairment. At year-end 1997 and 1996, the carrying amounts of assets to be disposed of were not significant. Adoption of SFAS 121 by Star Enterprise and the Caltex group of companies, each owned 50% by Texaco, had no effect on 1995 net income.

44                                                                   TEXACO INC.



     In accordance with SFAS 121, a $121 million after-tax write-down of non-core domestic producing properties held for sale at January 1, 1995, previously recorded in the first quarter of 1995 in income from continuing operations, has been classified as the cumulative effect of an accounting change.

SFAS 123 - In 1996, Texaco adopted the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation."

SFAS 128 and 129 - During 1997, Texaco adopted SFAS 128, "Earnings per Share." Texaco's basic and diluted net income per common share under SFAS 128 were approximately the same as under the comparable prior basis of reporting. In 1997, Texaco also adopted SFAS 129, "Disclosure of Information about Capital Structure." Texaco's existing disclosures complied with this standard.


NOTE 3 NET INCOME PER COMMON SHARE
--------------------------------------------------------------------------------

Basic net income per common share is based on net income less preferred stock dividend requirements divided by the average number of common shares outstanding. Diluted net income per common share assumes issuance of the net incremental shares from stock options and full conversion of all dilutive convertible securities at the later of the beginning of the year or date of issuance. Common shares held by the benefit plan trust are not considered outstanding for purposes of net income per common share.

     In July, 1997, the Board of Directors approved a two-for-one split of the company's common stock, effective September 29, 1997. The par value was halved and the number of authorized shares was doubled. Prior years financial statements and all references to number of shares and per share amounts have been restated for the stock split. Also, all agreements that include exchange, conversion or other rights based on the company's common stock have been adjusted for the stock split.

--------------------------------------------------------------------------------
Basic Net Income Per Common Share

For the years ended December 31                                                      1997         1996         1995
--------------------------------------------------------------------------------------------------------------------
Net Income (millions of dollars)
Net income before cumulative effect of accounting change                          $ 2,664      $ 2,018       $  728
Preferred stock dividend requirements                                                 (56)         (58)         (60)
                                                                                  ----------------------------------
Net income for basic net income per share                                         $ 2,608      $ 1,960       $  668

Average number of common shares outstanding (thousands)                           522,234      520,392      519,793

Per Common Share - Before cumulative effect of accounting change (dollars)        $  4.99      $  3.77       $ 1.29
--------------------------------------------------------------------------------------------------------------------

Diluted Net Income Per Common Share

For the years ended December 31                                                      1997         1996         1995
--------------------------------------------------------------------------------------------------------------------
Net Income (millions of dollars)

Net income for basic net income per share
  before cumulative effect of accounting change                                   $ 2,608      $ 1,960       $  668
Adjustments:
  Add: preferred stock dividend requirements of dilutive issues                        43           45           --
  Deduct: net income adjustments for dilutive securities                               (9)         (11)          --
                                                                                  ----------------------------------
Net income for diluted earnings per share                                         $ 2,642      $ 1,994       $  668

Average number of shares outstanding (thousands):
  Applicable for basic net income per common share                                522,234      520,392      519,793
  Effects of dilutive items:
   Stock options and restricted stock                                                 776        1,090          277
   Convertible debentures                                                             287          290          294
   ESOP convertible preferred stock                                                19,273       20,052           --
                                                                                  ----------------------------------

Applicable for diluted net income per common share                                542,570      541,824      520,364

Per Common Share - Before cumulative effect of accounting change (dollars)        $  4.87      $  3.68       $ 1.28
--------------------------------------------------------------------------------------------------------------------

TEXACO INC.                                                                   45


NOTE 4 ACQUISITION OF
MONTEREY RESOURCES
--------------------------------------------------------------------------------

In November, 1997, Texaco acquired all of the outstanding common stock of Monterey Resources (Monterey) in exchange for approximately 19 million shares of Texaco common stock valued at $1.1 billion. The transaction has been accounted for as a purchase. The total purchase price was $1.4 billion, including existing Monterey debt of $.3 billion; $2.2 billion was assigned to properties, plant and equipment, and $.7 billion was assigned to deferred income tax liabilities. Monterey is an oil and gas company engaged in the production, development and acquisition of crude oil and natural gas in the State of California. Monterey's production is principally heavy crude oil.

     The financial statements of Texaco reflect the consolidation of Monterey assets and liabilities at fair value effective from November 1, 1997. The pro forma effects had Monterey been consolidated at the beginning of either 1997 or 1996 are not material to Texaco's revenues, net income, and basic and diluted net income per common share for those years.


NOTE 5 DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------

In 1994, Texaco Inc. sold Texaco Chemical Company and related international chemical operations to Huntsman Corporation for $850 million, consisting of $650 million in cash and an 11-year subordinated note with a face value of $200 million. The note was prepaid in January 1996. In 1996, Texaco sold its worldwide lubricant additives business to Ethyl Corporation for $136 million in cash and a three year note with a face amount of $60 million.

     The results of these operations have been classified as discontinued operations for 1996 and 1995 in the Statement of Consolidated Income. There was no net income from these operations for those periods. Revenues of discontinued operations were $32 million in 1996 and $222 million in 1995. Discontinued operations have not been segregated in the Statement of Consolidated Cash Flows.



NOTE 6 INVENTORIES
--------------------------------------------------------------------------------

(Millions of dollars)
As of December 31                                             1997          1996
--------------------------------------------------------------------------------
Crude oil                                                   $  308        $  296
Petroleum products and petrochemicals                          893           904
Other merchandise                                               59            58
Materials and supplies                                         223           202
                                                            --------------------
  Total                                                     $1,483        $1,460
--------------------------------------------------------------------------------

The excess of estimated current cost over the book value of inventories carried on the LIFO basis of accounting was approximately $204 million and $398 million at December 31, 1997 and 1996, respectively.



NOTE 7 INVESTMENTS AND ADVANCES
--------------------------------------------------------------------------------

Investments in affiliates, including corporate joint-ventures and partnerships, owned 50% or less are accounted for on the equity method. Texaco's total investments and advances are summarized as follows:

(Millions of dollars)
As of December 31                                             1997          1996
--------------------------------------------------------------------------------
Affiliates accounted for on the
  equity method
  Caltex group of companies
   Exploration and production                               $  437        $  448
   Manufacturing, marketing
     and distribution                                        1,860         1,679
                                                            --------------------
  Total Caltex group of companies                            2,297         2,127
  Star Enterprise                                              889           756
  Other affiliates                                             635           928
                                                            --------------------
                                                             3,821         3,811
Miscellaneous investments, long-term
  receivables, etc., accounted for at
  Fair value                                                   537           544
  Cost, less reserve                                           739           641
                                                            --------------------
  Total                                                     $5,097        $4,996
--------------------------------------------------------------------------------

Texaco's equity in the net income of affiliates accounted for on the equity method, adjusted to reflect income taxes for limited liability companies and partnerships whose income is directly taxable to Texaco, is as follows:

(Millions of dollars)
For the years ended December 31                  1997         1996         1995
--------------------------------------------------------------------------------
Equity in net income (loss)
  Caltex group of companies

   Exploration and
     production                                 $ 171        $ 188        $ 156
   Manufacturing, marketing
     and distribution                             252          347          294
                                                --------------------------------
  Total Caltex group
   of companies                                   423          535          450
  Star Enterprise                                  95           14          (47)
  Other affiliates                                 98          120          121
                                                --------------------------------
   Total                                        $ 616        $ 669        $ 524
--------------------------------------------------------------------------------
Dividends received from
  these companies                               $ 332        $ 878        $ 427
--------------------------------------------------------------------------------

The undistributed earnings of these affiliates included in Texaco's retained earnings were $2,658 million, $2,609 million and $2,768 million as of December 31, 1997, 1996 and 1995, respectively.

46                                                                   TEXACO INC.



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

     In 1996, Caltex Petroleum Corporation completed the sale of its 50% interest in Nippon Petroleum Refining Company, Limited (NPRC) to its partner, Nippon Oil Company, for approximately $2 billion. Caltex Petroleum Corporation's net income for 1996 includes a gain of $621 million associated with this sale. Texaco's results include a net gain of $219 million relating to this sale, comprised of its equity share of the gain, less an adjustment in the carrying value of its investment and further reduced by a tax on the dividend distributed to the shareholders.


STAR ENTERPRISE

Star Enterprise (Star) is a joint-venture partnership owned 50% by Texaco and 50% by Saudi Refining, Inc. The partnership refines, distributes and markets certain Texaco-branded petroleum products, including gasolines, in 26 East and Gulf Coast states and the District of Columbia.

                                    oooooooo

The following table provides summarized financial information on a 100% basis for the Caltex group, Star and all other affiliates accounted for on the equity method, as well as Texaco's share. The net income of all limited liability companies and partnerships, including Star, is net of estimated income taxes. The actual income tax liability is reflected in the accounts of the respective partners and not shown in the following table.

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

--------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                                1997         1996         1995
--------------------------------------------------------------------------------------------------------------------
CALTEX GROUP
For the years ended December 31:
Gross revenues                                                                   $ 18,357     $ 18,166     $ 15,622
Income before income taxes                                                       $  1,210     $  2,175     $  1,366
Net income                                                                       $    846     $  1,193     $    899
--------------------------------------------------------------------------------------------------------------------
As of December 31:
Current assets                                                                   $  2,521     $  2,681     $  2,323
Noncurrent assets                                                                   7,193        6,714        7,794
Current liabilities                                                                (2,991)      (2,999)      (3,223)
Noncurrent liabilities and deferred credits                                        (2,116)      (2,018)      (1,799)
Minority interest in subsidiary companies                                             (15)        (122)        (136)
                                                                                 -----------------------------------
Net assets                                                                       $  4,592     $  4,256     $  4,959
--------------------------------------------------------------------------------------------------------------------

STAR ENTERPRISE
For the years ended December 31:
Gross revenues                                                                   $  7,758     $  8,006     $  6,619
Income (loss) before income taxes                                                $    301     $     38     $   (135)
Net income (loss)                                                                $    196     $     25     $    (88)
--------------------------------------------------------------------------------------------------------------------
As of December 31:
Current assets                                                                   $  1,042     $    816     $    832
Noncurrent assets                                                                   3,260        3,204        3,299
Current liabilities                                                                  (769)        (704)        (745)
Noncurrent liabilities and deferred credits                                        (1,072)      (1,141)      (1,207)
                                                                                 -----------------------------------
Partners' equity                                                                 $  2,461     $  2,175     $  2,179
--------------------------------------------------------------------------------------------------------------------

                                                                                            (continued on next page)

TEXACO INC.                                                                   47


(Millions of dollars)                                                                1997         1996         1995
--------------------------------------------------------------------------------------------------------------------
OTHER EQUITY AFFILIATES
For the years ended December 31:
Gross revenues                                                                   $  4,028     $  3,940     $  3,662
Income before income taxes                                                       $    605     $    697     $    691
Net income                                                                       $    400     $    451     $    440
--------------------------------------------------------------------------------------------------------------------
As of December 31:

Current assets                                                                   $    947     $  1,049     $    925
Noncurrent assets                                                                   3,607        3,853        3,622
Current liabilities                                                                (1,032)      (1,182)      (1,180)
Noncurrent liabilities and deferred credits                                        (2,022)      (1,845)      (1,703)
                                                                                 -----------------------------------
Net assets (or partners' equity)                                                 $  1,500     $  1,875     $  1,664
--------------------------------------------------------------------------------------------------------------------

TEXACO'S SHARE
For the years ended December 31:
Gross revenues                                                                   $ 14,641     $ 14,644     $ 12,567
Income before income taxes                                                       $    940     $  1,310     $    818
Net income                                                                       $    616     $    669     $    524
--------------------------------------------------------------------------------------------------------------------
As of December 31:
Current assets                                                                   $  1,965     $  1,937     $  1,739
Noncurrent assets                                                                   6,324        6,354        6,820
Current liabilities                                                                (2,270)      (2,329)      (2,420)
Noncurrent liabilities and deferred credits                                        (2,191)      (2,090)      (1,986)
Minority interest in subsidiary companies                                              (7)         (61)         (68)
                                                                                 -----------------------------------
Net assets (or partners' equity)                                                 $  3,821     $  3,811     $  4,085
--------------------------------------------------------------------------------------------------------------------



NOTE 8 PROPERTIES, PLANT AND EQUIPMENT
--------------------------------------------------------------------------------

As of December 31, 1997 and 1996, net exploration and production properties, plant and equipment totaled $8,071 million and $5,258 million, respectively, relating to U.S. operations and $2,769 million and $2,474 million, respectively, relating to international operations. As of December 31, 1997 and 1996, net manufacturing, marketing, and distribution properties, plant and equipment totaled $2,770 million and $2,834 million, respectively, relating to U.S. operations and $2,894 million and $2,219 million, respectively, relating to international operations.


                                                                       Gross          Net        Gross          Net
                                                                    ---------------------     ----------------------
(Millions of dollars) As of December 31                                              1997                      1996
--------------------------------------------------------------------------------------------------------------------
Exploration and production                                          $ 29,013     $ 10,840     $ 24,786     $  7,732
--------------------------------------------------------------------------------------------------------------------
Manufacturing, marketing and distribution
  Manufacturing                                                        3,892        2,422        3,476        2,097
  Marketing                                                            4,013        2,876        3,651        2,607
  Distribution                                                         1,071          366        1,043          349
                                                                    ------------------------------------------------
   Total manufacturing, marketing and distribution                     8,976        5,664        8,170        5,053
--------------------------------------------------------------------------------------------------------------------
Other                                                                    967          612        1,032          626
                                                                    ------------------------------------------------
   Total                                                            $ 38,956     $ 17,116     $ 33,988     $ 13,411
--------------------------------------------------------------------------------------------------------------------
   Capital lease amounts included above                             $    450     $    105     $    450     $    111
--------------------------------------------------------------------------------------------------------------------

Accumulated depreciation, depletion and amortization totaled $21,840 million and $20,577 million at December 31, 1997 and 1996, respectively. Interest capitalized as part of properties, plant and equipment was $20 million in 1997, $12 million in 1996 and $20 million in 1995.

48                                                                   TEXACO INC.


NOTE 9 SHORT-TERM DEBT, LONG-TERM DEBT, CAPITAL LEASE OBLIGATIONS AND RELATED DERIVATIVES
--------------------------------------------------------------------------------

NOTES PAYABLE, COMMERCIAL PAPER AND CURRENT PORTION OF LONG-TERM DEBT

(Millions of dollars) As of December 31                                                           1997         1996
--------------------------------------------------------------------------------------------------------------------
Notes payable to banks and others with originating terms of one year or less                   $   473      $   443
Commercial paper                                                                                   892          326
Current portion of long-term debt and capital lease obligations
  Indebtedness                                                                                   1,005          640
  Capital lease obligations                                                                         15           13
                                                                                               ---------------------
                                                                                                 2,385        1,422
Less short-term obligations intended to be refinanced                                            1,500          957
                                                                                               ---------------------
  Total                                                                                        $   885      $   465
--------------------------------------------------------------------------------------------------------------------

The weighted average interest rate of commercial paper and notes payable to banks at December 31, 1997 and 1996 was 6.1%.


--------------------------------------------------------------------------------
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

(Millions of dollars) As of December 31                                                           1997         1996
--------------------------------------------------------------------------------------------------------------------
Long-Term Debt
  3-1/2% Guaranteed cash-settled convertible notes, due 2004                                   $   205      $    --
  6-7/8% Guaranteed notes, due 1999                                                                200          200
  6-7/8% Guaranteed debentures, due 2023                                                           195          195
  7.09% Guaranteed notes, due 2007                                                                 150           --
  7-1/2% Guaranteed debentures, due 2043                                                           198          198
  7-3/4% Guaranteed debentures, due 2033                                                           199          199
  8% Guaranteed debentures, due 2032                                                               147          147
  8-1/4% Guaranteed debentures, due 2006                                                           150          150
  8-3/8% Guaranteed debentures, due 2022                                                           198          198
  8-1/2% Guaranteed notes, due 2003                                                                199          199
  8-5/8% Guaranteed debentures, due 2010                                                           150          150
  8-5/8% Guaranteed debentures, due 2031                                                           199          199
  8-5/8% Guaranteed debentures, due 2032                                                           199          199
  8.65% Guaranteed notes, due 1998                                                                 200          200
  8-7/8% Guaranteed debentures, due 2021                                                           150          150
  9% Guaranteed notes, due 1997                                                                     --          200
  9% Guaranteed notes, due 1999                                                                    200          200
  9-3/4% Guaranteed debentures, due 2020                                                           250          250
  10.61% Senior notes, due 2005                                                                    206           --
  Medium-term notes, maturing from 1998 to 2043 (8.0%)                                             489          568
  Revolving Credit Facility, due 1998-2002 - variable rate (5.9%)                                  330          330
  Pollution Control Revenue Bonds, due 2012 - variable rate (3.7%)                                 166          166
  Other long-term debt:

   Texaco Inc. - Guarantee of ESOP Series B and F loans - fixed and
    variable rates (5.2%)                                                                           76          145
   U.S. dollars (6.6%)                                                                             417          374
   Other currencies (11.1%)                                                                         20           59
                                                                                               ---------------------
  Total                                                                                          4,893        4,676
Capital Lease Obligations (see Note 10)                                                            134          145
                                                                                               ---------------------
                                                                                                 5,027        4,821
Less current portion of long-term debt and capital lease obligations                             1,020          653
                                                                                               ---------------------
                                                                                                 4,007        4,168
Short-term obligations intended to be refinanced                                                 1,500          957
                                                                                               ---------------------
   Total long-term debt and capital lease obligations                                          $ 5,507      $ 5,125
--------------------------------------------------------------------------------------------------------------------

TEXACO INC.                                                                   49


The percentages shown for variable-rate debt are the interest rates at December 31, 1997. The percentages shown for the categories "Medium-term notes" and "Other long-term debt" are the weighted average interest rates at year-end 1997. Where applicable, principal amounts shown in the preceding schedule include unamortized premium or discount. Interest paid, net of amounts capitalized, amounted to $395 million in 1997, $433 million in 1996 and $482 million in 1995.

     At December 31, 1997, Texaco was party to revolving credit facilities with commitments of $1.5 billion with syndicates of major U.S. and international banks. These facilities are available as support for the issuance of the company's commercial paper, as well as for working capital and for other general corporate purposes. Texaco has no amounts outstanding under these facilities at year-end 1997. Texaco pays facility fees on the $1.5 billion facilities. The banks reserve the right to terminate the credit facilities upon the occurrence of certain specific events, including change in control.

     At December 31, 1997, Texaco's long-term debt included $1.5 billion of short-term obligations scheduled to mature during 1998, which the company has both the intent and the ability to refinance on a long-term basis, through the use of its $1.5 billion revolving credit facilities.

     Contractual annual maturities of long-term debt, including sinking fund payments and other redemption requirements, for the five years subsequent to December 31, 1997 are as follows (in millions): 1998 - $1,005; 1999 - $548; 2000
- $179; 2001 - $173; and 2002 - $160. The preceding maturities are before consideration of short-term obligations intended to be refinanced and also exclude capital lease obligations.


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

     Summarized below are the carrying amounts and fair values of the company's debt and debt-related derivatives at December 31, 1997 and 1996, excluding a combined interest rate and equity swap entered into in 1997. Derivative usage during the periods presented was limited to interest rate swaps, where the company either paid or received the net effect of a fixed rate versus a floating rate (commercial paper or LIBOR) index at specified intervals, calculated by reference to an agreed notional principal amount.

(Millions of dollars) As of December 31                     1997          1996
--------------------------------------------------------------------------------
Notes Payable and Commercial Paper:
  Carrying amount                                        $ 1,365       $   769
  Fair value                                               1,365           769
  Related Derivatives -
  Payable (Receivable):
   Carrying amount                                       $    --       $    --
   Fair value                                                  3            (4)

  Notional principal amount                              $   300       $   150
  Weighted average maturity (years)                          9.3           6.8
  Weighted average fixed pay rate                           6.42%         7.06%
  Weighted average floating receivable rate                 6.09%         5.50%

Long-Term Debt, including current maturities:
  Carrying amount                                        $ 4,893       $ 4,676
  Fair value                                               5,289         4,943
  Related Derivatives -
  Payable (Receivable):
   Carrying amount                                       $    --       $    --
   Fair value                                                 (1)            1
  Notional principal amount                              $   544       $   583
  Weighted average maturity (years)                           .7           1.7
  Weighted average fixed receivable rate                    5.71%         5.73%
  Weighted average floating pay rate                        5.76%         5.53%
Unamortized net gain on terminated swaps
  Carrying amount                                        $     8       $     5
--------------------------------------------------------------------------------

The preceding 1997 derivative table for fixed pay, floating receivable includes forward-starting swaps with an aggregate notional principal amount of $200 million. These swaps were entered into to hedge expected 1998 debt issuances.

     Excluded from this table is an interest rate and equity swap with a notional principal amount of $200 million entered into in 1997, related to the 3-1/2% notes due 2004. The company pays floating rate and receives fixed rate. Also, the counterparty assumes all exposure for the potential equity-based cash redemption premium on the notes. The fair value of this swap at year-end 1997 was not material.

     During 1997, fixed rate pay swaps having an aggregate notional principal amount of $150 million either matured or were terminated, of which $100 million were replaced. Also during 1997, pay floating rate swaps having an aggregate notional principal amount of $39 million were amortized or matured.

     Fair values of debt are based upon quoted market prices, as well as rates currently available to the company for borrowings with similar terms and maturities. The fair value of swaps is the estimated amount that would be received or paid to terminate the agreements at year-end, taking into account current interest rates and the current creditworthiness of the swap counterparties.

50                                                                   TEXACO INC.



     Amounts receivable or payable based on the interest rate differentials of derivatives are accrued monthly and are reflected in interest expense as a hedge of interest on outstanding debt. Gains and losses on terminated swaps are deferred and amortized over the life of the associated debt or the original term of the swap, whichever is shorter.

     Since counterparties to the company's derivative transactions are major financial institutions with strong credit ratings, exposure to credit risk on the net interest differential is minimal. The notional amounts of derivative contracts do not represent cash flow and are not subject to credit risk. The company's counterparty credit exposure limits have been set based upon the maturity and notional amounts of these transactions.



NOTE 10 LEASE COMMITMENTS AND RENTAL EXPENSE
--------------------------------------------------------------------------------

The company has leasing arrangements involving service stations, tanker charters, crude oil production and processing equipment, and other facilities. Amounts due under capital leases are reflected in the company's balance sheet as obligations, while Texaco's interest in the related assets is reflected as properties, plant and equipment. The remaining lease commitments are operating leases, and payments on such leases are recorded as rental expense.

     As of December 31, 1997, the company had estimated minimum commitments for payment of rentals (net of noncancelable sublease rentals) under leases which, at inception, had a noncancelable term of more than one year, as follows:

(Millions of dollars)                          Operating leases   Capital leases
--------------------------------------------------------------------------------
1998                                                $  276           $   27
1999                                                   155               27
2000                                                   138               26
2001                                                   127               25
2002                                                   471               25
After 2002                                             559               64
                                                    -----------------------
Total lease commitments                             $1,726           $  194
                                                    ------
Less amounts representing
  Executory costs                                                        25
  Interest                                                               73
Add noncancelable sublease rentals netted
  in capital lease commitments above                                     38
                                                                     ------
Present value of total capital
  lease obligations                                                  $  134
                                                                     ------


Rental expense relative to operating leases, including contingent rentals based on factors such as gallons sold, is provided in the table below. Such payments do not include rentals on leases covering oil and gas mineral rights.

(Millions of dollars)                             1997         1996         1995
--------------------------------------------------------------------------------
Rental expense
  Minimum lease rentals                           $270         $259         $224
  Contingent rentals                                 3           10           16
                                                  ------------------------------
   Total                                           273          269          240
Less rental income on
  properties subleased
  to others                                         78           53           43
                                                  ------------------------------
Net rental expense                                $195         $216         $197
--------------------------------------------------------------------------------


Note 11 PREFERRED STOCK AND RIGHTS
--------------------------------------------------------------------------------


SERIES B ESOP CONVERTIBLE PREFERRED STOCK

At December 31, 1997, the outstanding shares of Series B ESOP Convertible Preferred Stock (Series B) were held by an Employee Stock Ownership Plan (ESOP). Dividends on each share of Series B are cumulative and payable semiannually at the rate of $57 per annum.

     Participants may partially convert Series B holdings into common stock beginning at age 55, and may elect full conversion upon retirement or separation from the company. Presently, each share of Series B entitles a participant to
25.7 votes, voting together with the holders of common stock, and is convertible into 25.736 shares of common stock. As an alternative to conversion, a participant can elect to receive $600 per share of Series B, payable in cash or common stock. If the participant elects cash, the company will cause shares of common stock to be sold to fund such election. Texaco Inc. may redeem the outstanding shares of Series B at $605.70 per share through December 19, 1998 and at $600 per share on or after December 20, 1998.


SERIES D JUNIOR PARTICIPATING PREFERRED STOCK AND RIGHTS

In 1989, the company declared a dividend distribution of one Right for each outstanding share of common stock, adjusted to one-half Right due to the 1997 two-for-one stock split. Unless redeemed by the company, the Rights will be exercisable only after a person(s) acquires, obtains the right to acquire or commences a tender offer that would result in that person(s) acquiring 20% or more of the outstanding

TEXACO INC.                                                                   51


common stock other than pursuant to a Qualifying Offer. A Qualifying Offer is an all-cash, fully financed tender offer for all outstanding shares of common stock which remains open for 45 days, which results in the acquiror owning a majority of the company's voting stock, and in which the acquiror agrees to purchase for cash all remaining shares of common stock. The Rights entitle holders to purchase from the company Units of Series D Junior Participating Preferred Stock (Series D). In general, each Right entitles the holder to acquire shares of Series D, or in certain cases common stock, property or other securities at a formula value equal to two times the exercise price of the Right.

     The Rights expire on April 3, 1999. The company will propose that the shareholders extend the Rights until May 1, 2004. The Rights may be redeemed by the company at one cent per Right at any time prior to 10 days after the Rights become exercisable. Until a Right becomes exercisable, the holder has no additional voting or dividend rights and it will not have any dilutive effect on the company's earnings. The company has reserved and designated 3 million shares as Series D for issuance upon exercise of the Rights. At December 31, 1997, the Rights are not exercisable.


SERIES F ESOP CONVERTIBLE PREFERRED STOCK

At December 31, 1997, the outstanding shares of Series F ESOP Convertible Preferred Stock (Series F) were held by an Employee Stock Ownership Plan (ESOP). Dividends on each share of Series F are cumulative and payable semiannually at the rate of $64.53 per annum.

     Participants may partially convert Series F holdings into common stock beginning at age 55, and may elect full conversion upon retirement or separation from the company. Presently, each share of Series F entitles a participant to 20 votes, voting together with the holders of common stock, and is convertible into 20 shares of common stock. As an alternative to conversion, a participant can elect to receive $737.50 per share of Series F, payable in cash or common stock. If the participant elects cash, the company will cause shares of common stock to be sold to fund such election. Texaco Inc. may redeem the outstanding shares of Series F at $750.41 and $743.95 per share through February 12, 1999 and 2000, respectively, and at $737.50 per share on or after February 13, 2000.


MARKET AUCTION PREFERRED SHARES

There are outstanding 1,200 shares of cumulative variable rate preferred stock, called Market Auction Preferred Shares (MAPS). The MAPS are grouped into four series (300 shares each of Series G, H, I and J) of $75 million each, with an aggregate value of $300 million.

     The dividend rates for each series are determined by Dutch auctions conducted at seven-week intervals.

     During 1997, the annual dividend rate for the MAPS ranged between 3.88% and 4.29% and dividends totaled $11 million ($9,689, $9,650, $9,675 and $9,774 per share for Series G, H, I and J, respectively).

     For 1996, the annual dividend rate for the MAPS ranged between 3.90% and 4.19% and dividends totaled $12 million ($9,510, $11,043, $11,009 and $11,015 per share for series G, H, I and J, respectively). For 1995, the annual dividend rate for the MAPS ranged between 4.22% and 4.65% and dividends totaled $13 million ($12,255, $10,558, $10,521 and $10,531 per share for Series G, H, I and J, respectively).

     The company may redeem the MAPS, in whole or in part, at any time at a liquidation preference of $250,000 per share, plus premium, if any, and accrued and unpaid dividends thereon.

     The MAPS are non-voting, except under certain limited circumstances.


NOTE 12 FOREIGN CURRENCY
--------------------------------------------------------------------------------

Currency translations resulted in a pre-tax loss of $59 million in 1997, compared to a loss of $60 million in 1996 and a gain of $23 million in 1995. After applicable taxes, 1997 included a gain of $154 million, compared to a loss in 1996 of $66 million and a gain in 1995 of $30 million.

     Currency exchange impacts for the years 1995 through 1997 were attributable to a variety of reasons. These included the volatility in currencies throughout the world, particularly in the Asia Pacific region during 1997. Results were also impacted by the effects of deferred income taxes denominated in British pounds.

     Effective October 1, 1997, Caltex changed the functional currency for its operations in its Korean and Japanese affiliates to the U.S. dollar. Major changes in economic facts and circumstances, including a significant reduction in regulatory conditions for petroleum products in those countries, supported this change in functional currency. The net currency-related effects recorded to the 1997 net income of these operations were primarily tax benefits on currency losses on U.S. dollar obligations, resulting from the devaluation of the Korean won.

     Currency translation adjustments shown in the separate stockholders' equity account result from translation items pertaining to certain affiliates of Caltex. For the years 1997, 1996 and 1995 these adjustments were losses of $40 million, $126 million and $26 million, respectively. The year 1996 includes the reversal of $60 million of previously deferred gains which were recognized in earnings due to the sale by Caltex of its investment in its Japanese affiliate, NPRC.

52                                                                   TEXACO INC.


NOTE 13 TAXES
--------------------------------------------------------------------------------

                                      United                          United                           United
                                      States    Foreign      Total    States    Foreign      Total     States   Foreign      Total
                                    ------------------------------   -----------------------------   ------------------------------
(Millions of dollars)                                         1997                            1996                            1995
------------------------------------------------------------------------------------------------------------------------------------
Direct taxes
  Provision (benefit)
   for income taxes
   Current
     U.S. Federal and foreign        $  (538)   $   689    $   151   $   359    $   642    $ 1,001    $    34    $  357    $   391
     U.S. state and local                 61         --         61       (16)        --        (16)       (31)       --        (31)
   Deferred                              457         (6)       451        13        (33)       (20)       (90)      (12)      (102)
                                    -----------------------------------------------------------------------------------------------
     Total provision (benefit) for
      income taxes                       (20)       683        663       356        609        965        (87)      345        258
  Taxes other than income taxes
   Oil and gas production                115         12        127       112          2        114         91         3         94
   Sales and use                           1         92         93        --         82         82         --        73         73
   Property                              121         18        139       105         14        119        109        18        127
   Payroll                                75         50        125        72         48        120         72        44        116
   Other                                  47        (11)        36        29         32         61         63        18         81
                                    -----------------------------------------------------------------------------------------------
     Total taxes other than
      income taxes                       359        161        520       318        178        496        335       156        491
  Import duties and other
   governmental levies                    53      5,414      5,467        38      4,127      4,165         43     3,914      3,957
                                    -----------------------------------------------------------------------------------------------
     Total direct taxes                  392      6,258      6,650       712      4,914      5,626        291     4,415      4,706
Taxes collected from consumers
  for governmental agencies            1,480      1,890      3,370     1,413      1,824      3,237      1,266     1,803      3,069
                                    -----------------------------------------------------------------------------------------------
     Total                           $ 1,872    $ 8,148    $10,020   $ 2,125    $ 6,738    $ 8,863    $ 1,557    $6,218    $ 7,775
------------------------------------------------------------------------------------------------------------------------------------

The deferred income tax assets and liabilities included in the Consolidated Balance Sheet as of December 31, 1997 and 1996 amounted to $145 million and $242 million, respectively, as net current assets and $1,825 million and $795 million, respectively, as net noncurrent liabilities. The table that follows shows deferred income tax assets and liabilities by category. Deferred income taxes are not recorded on differences between financial reporting and tax bases of investments in stock of subsidiary companies, unless realization of the effect is probable in the foreseeable future. Certain potential deferred tax asset amounts for which possibility of realization is deemed extremely remote are not included in the following table:

                                                              (Liability) Asset
                                                        ------------------------

(Millions of dollars) As of December 31                     1997           1996
--------------------------------------------------------------------------------
Depreciation                                             $(1,054)       $  (947)
Depletion                                                   (601)          (271)
Intangible drilling costs                                   (826)          (655)
Other deferred tax liabilities                              (755)          (502)
                                                        ------------------------
     Total                                                (3,236)        (2,375)

Employee benefit plans                                       526            523
Tax loss carryforwards                                       728            955
Tax credit carryforwards                                     237            351
Environmental reserves                                       167            176
Other deferred tax assets                                    580            640
                                                        ------------------------
     Total                                                 2,238          2,645
                                                        ------------------------
     Total before valuation allowance                       (998)           270
Valuation allowance                                         (682)          (823)
                                                        ------------------------
     Total - net                                         $(1,680)       $  (553)
--------------------------------------------------------------------------------

TEXACO INC.                                                                   53


The following schedule reconciles the differences between the U.S. Federal income tax rate and the effective income tax rate:

                                                   1997       1996        1995
--------------------------------------------------------------------------------
U.S. Federal income tax rate
  assumed to be applicable                        35.0%       35.0%       35.0%
IRS settlement                                    (14.7)        --          --
Net earnings and dividends
  attributable to affiliated
  corporations accounted
  for on the equity method                        (4.7)       (5.5)       (17.1)
Aggregate earnings and
  losses from international
  operations                                       6.2        12.7        18.5
Sales of stock of subsidiaries                      --        (6.3)       (6.6)
Energy credits                                    (1.4)       (1.9)       (3.3)
Other                                              (.5)       (1.6)        (.4)
                                                  ------------------------------
Effective income tax rate                         19.9%       32.4%       26.1%
--------------------------------------------------------------------------------

The year 1997 included a $488 million benefit resulting from an IRS settlement.

     For companies operating in the United States, pre-tax earnings from continuing operations before cumulative effect of accounting change aggregated $1,527 million in 1997, $1,783 million in 1996 and $40 million in 1995. For companies with operations located outside the United States, pre-tax earnings on that basis aggregated $1,800 million in 1997, $1,200 million in 1996 and $946 million in 1995.

     Income taxes paid, net of refunds, amounted to $285 million, $917 million and $554 million in 1997, 1996 and 1995, respectively.

     The undistributed earnings of subsidiary companies and of affiliated corporate joint-venture companies accounted for on the equity method, for which deferred U.S. income taxes have not been provided at December 31, 1997 amounted to $1,482 million and $2,313 million, respectively. The corresponding amounts at December 31, 1996 were $1,302 million and $2,124 million, respectively. Recording of deferred income taxes on these undistributed earnings is not required relative to foreign companies and pre-1993 earnings of domestic companies when the earnings have been permanently reinvested. These amounts would be subject to possible U.S. taxation only if remitted as dividends. The determination of the hypothetical amount of unrecognized deferred U.S. taxes on undistributed earnings of foreign entities is not practicable. For domestic entities, such unrecorded deferred income taxes were not material.

     For the years 1997 and 1995 there was no utilization of loss carryforwards recorded for U.S. Federal income taxes. For the year 1996, a benefit of $184 million was recorded for the utilization of loss carryforwards. For the years 1997, 1996 and 1995, the utilization of loss carryforwards resulted in income tax benefits of $31 million, $16 million and $13 million in foreign income taxes, respectively.

     At December 31, 1997, Texaco had worldwide tax basis loss carryforwards of approximately $1,717 million, including $928 million which do not have an expiration date. The remainder expire at various dates through 2013.

     Foreign tax credit carryforwards available for U.S. Federal income tax purposes amounted to approximately $186 million at December 31, 1997, expiring at various dates through 2001. Alternative minimum tax and other tax credit carryforwards available for U.S. Federal income tax purposes were $237 million at December 31, 1997, of which $233 million have no expiration date. The remaining credits expire at various dates through 2012. The credits that are not utilized by the expiration dates may be taken as deductions for U.S. Federal income tax purposes. For the years 1997 and 1996 tax credit carryforwards of $24 million and $43 million, respectively, were recognized for U.S. Federal income tax purposes. There was no recognition of similar carryforwards in 1995.


NOTE 14 EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

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


EMPLOYEE STOCK OWNERSHIP PLANS (ESOP)

Texaco recorded ESOP expense of $2 million in 1997, $15 million in 1996 and $28 million in 1995. Company contributions to the Employees Thrift Plan of Texaco Inc. and the Employees Savings Plan of Texaco Inc. (the Plans) amounted to $2 million in 1997, $26 million in 1996 and $17 million in 1995. These Plans are designed to provide participants with a benefit of approximately 6% of base pay. Included in the 1996 and 1995 ESOP expense is $9 million and $11 million, respectively, in connection with a 1995 employee incentive award program.

     In 1997, 1996 and 1995, the company paid $44 million, $46 million and $47 million, respectively, in dividends on Series B and Series F stock. The dividends are applied by the trustee to fund interest payments which amounted to $7 million, $10 million and $14 million for 1997, 1996 and 1995, respectively, as well as to reduce principal on the ESOP loans. Dividends on the shares of Series B and Series F used to service debt of the Plans are tax deductible to the company. In December 1997, a portion of the original Thrift Plan ESOP loan was refinanced through a company loan. The refinancing will extend the ESOP for a period of up to six years.

     Reflected in Texaco's long-term debt are the Plans' original ESOP loans guaranteed by Texaco Inc. Commensurate with each repayment on the original and refinanced ESOP loans, there is a reduction in the remaining ESOP-related unearned employee compensation included as a component of stockholders' equity.

54                                                                   TEXACO INC.



BENEFIT PLAN TRUST

During 1995, Texaco established a benefit plan trust (Trust) for funding company obligations under certain benefit plans. Texaco transferred eight million shares of treasury stock to the Trust in 1995 and 1.2 million shares in 1997. The company intends to continue to pay its obligations under its benefit plans. The Trust will use the shares, proceeds from the sale of such shares and dividends on such shares to pay benefits only to the extent not paid by the company. The shares held in the Trust will be voted by the trustee as instructed by the Trust's beneficiaries. The shares held by the Trust are not considered outstanding for earnings per share purposes until distributed or sold by the Trust in payment of benefit obligations.


TERMINATION BENEFITS

On October 30, 1996, Texaco announced a companywide realignment and consolidation of its operations designed to enhance the company's ability to grow existing and new businesses. An after-tax provision of $56 million was recorded in 1996 to cover the costs of employee separations, including employees of affiliates. This program has now been completed with reductions of approximately 920 employees. During the fourth quarter of 1997, an adjustment of $6 million after tax was recorded to increase reserves from previously estimated amounts. The amount of unpaid benefits remaining on the Consolidated Balance Sheet was $20 million at year end.


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

     The total worldwide expense for all employee pension plans of Texaco, including pension supplementations and the smaller non-U.S. plans, was $92 million in 1997, $91 million in 1996 and $86 million in 1995.

     The following data are provided for U.S. plans and principal non-U.S.
plans:


--------------------------------------------------------------------------------
Components of Pension Expense

                                                                  United States Plans                Non-U.S. Plans
                                                            -------------------------     -------------------------

(Millions of dollars)                                         1997      1996     1995      1997      1996      1995
--------------------------------------------------------------------------------------------------------------------
Benefits earned during the year                             $   54    $   57    $  48     $  17    $   16    $   16
Actual investment return on plan assets (gain) loss           (307)     (226)    (279)     (166)     (102)     (123)
Interest cost on projected benefit obligations                 117       117      114        85        81        81
Amortization of net deferred amounts                           183       104      158        98        38        64
                                                            --------------------------------------------------------
         Total                                              $   47    $   52    $  41     $  34    $   33    $   38
--------------------------------------------------------------------------------------------------------------------

The assumed long-term return on plan assets for U.S. plans was 10% for 1997, 1996 and 1995; for non-U.S. plans the weighted average rate was 8.5% for 1997, and 8.7% for 1996 and 1995.

--------------------------------------------------------------------------------
Funded Status of Pension Plans

                                                                                                United States Plans
                                                                 ---------------------------------------------------
                                                                      Assets  Accumulated       Assets  Accumulated
                                                                      Exceed     Benefits       Exceed     Benefits
                                                                 Accumulated       Exceed  Accumulated       Exceed
                                                                    Benefits       Assets     Benefits       Assets
                                                                 ------------------------  -------------------------
(Millions of dollars) As of December 31                                              1997                      1996
--------------------------------------------------------------------------------------------------------------------
Present value of the estimated pension benefits
to be paid in the future
  Vested benefits                                                    $(1,123)      $ (118)     $(1,097)      $  (97)
  Nonvested benefits                                                    (114)          (5)         (94)          (2)
                                                                 ---------------------------------------------------
   Accumulated benefit obligations (ABO)                              (1,237)        (123)      (1,191)         (99)
  Effect of projected future salary increases                           (394)         (15)        (353)         (14)
                                                                 ---------------------------------------------------
   Total projected benefit obligations (PBO)                          (1,631)        (138)      (1,544)        (113)
Plan assets at fair value                                              1,691           11        1,483           --
                                                                 ---------------------------------------------------
   Assets in excess of (less than) PBO                                    60         (127)         (61)        (113)
Net transition (asset) liability                                         (26)           5          (37)           7
Unrecognized net prior-service costs                                      73           12           62           14
Unrecognized net (gains) and losses                                      (98)          (2)           2           (7)
                                                                 ---------------------------------------------------
  Net pension (liability) asset recorded in Texaco's
   Consolidated Balance Sheet                                        $     9       $ (112)     $   (34)      $  (99)
--------------------------------------------------------------------------------------------------------------------

TEXACO INC.                                                                   55

                                                                                                      Non-U.S. Plans
                                                                 ---------------------------------------------------
                                                                      Assets  Accumulated       Assets  Accumulated
                                                                      Exceed     Benefits       Exceed     Benefits
                                                                 Accumulated       Exceed  Accumulated       Exceed
                                                                    Benefits       Assets     Benefits       Assets
                                                                 ------------------------  -------------------------
(Millions of dollars) As of December 31                                              1997                      1996
--------------------------------------------------------------------------------------------------------------------
Present value of the estimated pension benefits
to be paid in the future
  Vested benefits                                                     $ (497)      $ (241)      $ (436)      $ (274)
  Nonvested benefits                                                     (33)         (20)         (21)         (32)
                                                                 ---------------------------------------------------
   Accumulated benefit obligations (ABO)                                (530)        (261)        (457)        (306)
  Effect of projected future salary increases                            (31)         (13)         (19)         (19)
                                                                 ---------------------------------------------------
   Total projected benefit obligations (PBO)                            (561)        (274)        (476)        (325)
Plan assets at fair value                                                900           --          789           40
                                                                 ---------------------------------------------------
   Assets in excess of (less than) PBO                                   339         (274)         313         (285)
Net transition (asset) liability                                         (26)           3          (39)           7
Unrecognized net prior-service costs                                      22           24           23           32
Unrecognized net (gains) and losses                                      (39)         (14)         (25)         (20)
                                                                 ---------------------------------------------------
  Net pension (liability) asset recorded in Texaco's
   Consolidated Balance Sheet                                         $  296       $ (261)      $  272       $ (266)
--------------------------------------------------------------------------------------------------------------------

Weighted Average Rate Assumptions Used in Estimating Pension
Benefit Obligations

                                                                      United States Plans            Non-U.S. Plans
                                                                      -------------------        -------------------
                                                                        1997         1996         1997         1996
--------------------------------------------------------------------------------------------------------------------
Discount rate                                                           7.0%         7.5%        10.9%        12.0%
Rate of increase in compensation levels                                 4.0%         4.0%         6.2%         7.4%
--------------------------------------------------------------------------------------------------------------------


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

     Fixed dollar contributions for health care benefits are determined annually by the company. For measurement purposes, the fixed dollar contribution is expected to increase by 4% per annum for both pre-age 65 and post-age 65 retirees for all future years. The assumed fixed dollar contributions do not necessarily represent an obligation of the company.

     Assuming a 1% increase in the annual rate of increase in the fixed dollar contribution for health insurance, the accumulated postretirement benefit obligation and annual expense would increase by approximately $52 million and $5 million, respectively.

     Certain of the company's non-U.S. subsidiaries have postretirement benefit plans. However, most retirees outside the U.S. are covered by government sponsored and administered programs, the cost of which is not significant to the company.

     The following tables provide information on the status of the principal postretirement plans:


------------------------------------------------------------------------------------------------------------------------------------
Components of Other Postretirement Benefit Expense

                                         Health        Life             Health        Life             Health   Life
                                           Care   Insurance    Total      Care   Insurance    Total      Care  Insurance     Total
                                         ---------------------------    ---------------------------    -----------------------------
(Millions of dollars)                                           1997                           1996                           1995
------------------------------------------------------------------------------------------------------------------------------------
Benefits earned during the year            $  6        $ --     $  6      $  9        $  3     $ 12      $  7       $ 2      $  9
Interest cost on accumulated
  postretirement benefit
  obligations                                28          21       49        30          21       51        33        21        54
Amortization of net deferred
  amounts                                    (5)         --       (5)       (1)         --       (1)       (3)       (1)       (4)
                                         -------------------------------------------------------------------------------------------
   Total                                   $ 29        $ 21     $ 50      $ 38        $ 24     $ 62      $ 37       $22      $ 59
------------------------------------------------------------------------------------------------------------------------------------

56                                                                   TEXACO INC.



Funded Status of Other Postretirement Plans

                                                                Health        Life             Health        Life
                                                                  Care   Insurance    Total      Care   Insurance    Total
                                                                ---------------------------   ----------------------------
(Millions of dollars) As of December 31                                                1997                           1996
---------------------------------------------------------------------------------------------------------------------------
Accumulated unfunded postretirement benefit obligations
  Retirees                                                       $ 282       $ 256     $538     $ 266       $ 239     $505
  Fully eligible active participants                                36           1       37        31           1       32
  Other active plan participants                                   112          69      181       102          60      162
                                                                ----------------------------------------------------------
   Total accumulated unfunded postretirement
     benefit obligations                                           430         326      756       399         300      699
Unrecognized prior service cost                                     --          (5)      (5)       --          --       --
Unrecognized net gain                                               78          16       94       110          27      137
                                                                ----------------------------------------------------------
Net other postretirement benefit liability recorded in
  Texaco's Consolidated Balance Sheet                            $ 508       $ 337     $845     $ 509       $ 327     $836
---------------------------------------------------------------------------------------------------------------------------

Weighted Average Rate Assumptions Used in Estimating Other
Postretirement Benefit Obligations

                                                              1997        1996
--------------------------------------------------------------------------------
Discount rate                                                   7.0%        7.5%
Rate of increase in compensation levels                         4.0%        4.0%
--------------------------------------------------------------------------------



NOTE 15 STOCK INCENTIVE PLAN
--------------------------------------------------------------------------------

Under the company's 1997 Stock Incentive Plan (Plan) as amended, stock options, restricted stock and other incentive award forms may be granted to executives, directors and certain key employees to provide motivation to enhance the company's success and increase shareholder value. The maximum number of shares that may be awarded as stock options or restricted stock under the Plan is 1% of the common stock outstanding on December 31 of the previous year, adjusted for certain plan provisions. The following table summarizes the number of shares at December 31, 1997, 1996 and 1995 available for awards during the subsequent year:

(Shares) As of December 31                    1997           1996           1995
--------------------------------------------------------------------------------
To all participants                      6,970,526      7,027,010      5,703,966
To those participants not
  officers or directors                  2,362,273      1,932,796      1,374,178
                                         ---------------------------------------
Total                                    9,332,799      8,959,806      7,078,144
--------------------------------------------------------------------------------

Restricted shares granted under the Plan contain a performance element which must be satisfied in order for all or a specified portion of the shares to vest. Restricted performance shares awarded in each year under the Plan were as follows:

                                                  1997           1996       1995
--------------------------------------------------------------------------------
Shares                                         281,174        282,476    231,610
Weighted average fair value                   $  55.09       $  42.43   $  33.12
--------------------------------------------------------------------------------

Stock options granted under the Plan extend for 10 years from the date of grant and vest over a two year period at a rate of 50% in the first year and 50% in the second year. The exercise price cannot be less than the fair market value of the underlying shares of common stock on the date of the grant. The Plan provides for restored options. This feature enables a participant who exercises a stock option by exchanging previously acquired common stock or who has shares withheld by the company to satisfy tax withholding obligations, to receive new options equal to the number of shares exchanged or withheld. The restored options are fully exercisable six months after the date of grant and the exercise price is the fair market value of the common stock on the day the restored option is granted.

     We apply APB Opinion 25 in accounting for our stock-based compensation programs. Stock-based compensation expense recognized in connection with the Plan was $17.9 million in 1997, $12.5 million in 1996 and $7.1 million in 1995. Had we accounted for our Plan using the accounting method recommended by SFAS 123, net income and earnings per share would have been the pro forma amounts below:

                                             1997           1996           1995
--------------------------------------------------------------------------------
Net Income
(Millions of dollars)
  As reported                           $   2,664      $   2,018      $     607
  Pro forma                             $   2,621      $   1,997      $     601
Earnings per share (dollars)
  Basic - As reported                   $    4.99      $    3.77      $    1.05
        - Pro forma                     $    4.91      $    3.73      $    1.04
  Diluted - As reported                 $    4.87      $    3.68      $    1.05
        - Pro forma                     $    4.79      $    3.64      $    1.04
--------------------------------------------------------------------------------

The fair market value of options at date of grant was estimated using the Black-Scholes model with the following assumptions:

                                              1997           1996           1995
--------------------------------------------------------------------------------
Expected life                                2 yrs          3 yrs          3 yrs
Interest rate                                 6.0%           6.1%           5.9%
Volatility                                   18.6%          15.0%          15.0%
Dividend yield                                3.0%           3.3%           3.2%
--------------------------------------------------------------------------------

Option award activity during 1997, 1996 and 1995 is summarized in the following table:

-------------------------------------------------------------------------------------------------------------------
                                                                  1997                 1996                    1995
                                                  --------------------   -------------------   --------------------
                                                             Weighted-             Weighted-              Weighted-
                                                               Average               Average                Average
                                                              Exercise              Exercise               Exercise
(Stock Options)                                       Shares     Price      Shares     Price       Shares     Price
-------------------------------------------------------------------------------------------------------------------
Outstanding January 1                              9,436,406   $ 42.73   9,335,288    $33.45    7,928,196   $ 31.88
Granted                                            2,084,902     55.06   2,040,530     42.43    1,890,734     32.99
Exercised                                         (9,533,861)    44.86  (8,088,040)    34.22   (4,355,260)    31.55
Restored                                           8,103,502     55.32   6,271,720     45.52    3,871,618     34.73
Canceled                                             (19,642)    51.43    (123,092)    36.77           --        --
Outstanding December 31                           10,071,307     53.31   9,436,406     42.73    9,335,288     33.45
Exercisable December 31                            3,197,262     51.21   2,853,236     39.20    4,297,486     32.97
-------------------------------------------------------------------------------------------------------------------
Weighted-average fair value of
  options granted during the year                              $  6.92                $ 5.50                $  3.56
-------------------------------------------------------------------------------------------------------------------

The following table summarizes information on stock options outstanding at December 31, 1997:

-------------------------------------------------------------------------------------------------------------------
                                                        Options Outstanding                     Options Exercisable
                          -------------------------------------------------           -----------------------------
                                             Weighted-            Weighted-                               Weighted-
Exercisable Price                              Average              Average                                 Average
Range (per share)            Shares     Remaining Life       Exercise Price             Shares       Exercise Price
-------------------------------------------------------------------------------------------------------------------
$23.39 - 31.84               116,058           4.7 yrs.              $30.41             103,502             $ 30.60
$32.06 - 78.08             9,955,249           6.4 yrs.              $53.58           3,093,760             $ 51.90
                          ----------                                                  ---------
$23.39 - 78.08            10,071,307           6.4 yrs.              $53.31           3,197,262             $ 51.21
-------------------------------------------------------------------------------------------------------------------



NOTE 16 OTHER FINANCIAL INFORMATION AND COMMITMENTS
--------------------------------------------------------------------------------


ENVIRONMENTAL RESERVES

Texaco Inc. and subsidiary companies have financial reserves relating to environmental remediation programs which the company believes are sufficient for known requirements. At December 31, 1997, reserves for future environmental remediation costs amounted to $531 million and reserves relative to the future cost of restoring and abandoning existing oil and gas properties were $801 million. Texaco's significant affiliates also have recorded reserves for environmental remediation and restoration and abandonment costs.

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


PREFERRED SHARES OF SUBSIDIARIES

Minority holders own $602 million of preferred shares of subsidiary companies, which is reflected as minority interest in subsidiary companies in the Consolidated Balance Sheet.

     MVP Production Inc., a subsidiary, has variable rate cumulative preferred shares of $75 million owned by one minority holder. The shares have voting rights and are redeemable in 2003. Dividends on these shares were $4 million in 1997, 1996 and 1995.

     Texaco Capital LLC, another subsidiary, has three classes of preferred shares, all held by minority holders. The first class is 14 million shares totalling $350 million of Cumulative Guaranteed Monthly Income Preferred Shares, Series A (Series A). The second class is 4.5 million shares totalling $112 million of Cumulative Adjustable Rate Monthly Income Preferred Shares, Series B (Series B). The third class, issued in Canadian dollars and hedged for currency risk, is 3.6 million shares totalling $65 million of Deferred Preferred Shares, Series C (Series C). Texaco Capital LLC's sole assets are notes receivable from Texaco Inc. The payment of dividends and payments on liquidation or redemption with respect to Series A, Series B and Series C are guaranteed by Texaco Inc.

58                                                                   TEXACO INC.



     The fixed dividend rate for Series A is 6-7/8% per annum. The annual dividend rate for Series B averaged 5.9% for both 1997 and 1996 and 6.26% for 1995. The dividend rate on Series B is reset quarterly and is equal to 88% of the highest of three U.S. Treasury maturities (three-month, ten-year and thirty-year), but in no event less than 4.5% per annum nor greater than 10.5% per annum. Dividends on Series A and Series B are paid monthly. Dividends on Series A for 1997, 1996 and 1995 totaled $24 million for each year. Annual dividends on Series B totaled $7 million for 1997, 1996 and 1995.

     Series A and Series B are redeemable under certain circumstances and, at the option of Texaco Capital LLC (with Texaco Inc.'s consent) in whole or in part, from time to time, at $25 per share on or after October 31, 1998 for Series A and June 30, 1999 for Series B, plus, in each case, accrued and unpaid dividends to the date fixed for redemption.

     Dividends on Series C at a rate of 7.17% per annum, compounded annually, will be paid at the redemption date of February 28, 2005, unless earlier redemption occurs. Early redemption may result upon the occurrence of certain specific events. The par value and dividends payable in Canadian dollars have been hedged by a swap contract to eliminate foreign currency risk.

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


FINANCIAL GUARANTEES

The company has guaranteed the payment of certain debt and other obligations of third parties and affiliate companies. These guarantees totaled $372 million and $246 million at December 31, 1997 and 1996, respectively.

     Exposure to credit risk in the event of non-payment by the obligors is represented by the contractual amount of these instruments. No loss is anticipated under these guarantees.

     Additionally, in June 1997, Texaco's 50 percent owned affiliate, Caltex Petroleum Corporation (Caltex) received a claim from the United States Internal Revenue Service (IRS)for $292 million in excise taxes, $140 million in penalties and $1.6 billion in interest. The IRS claim relates to sales of crude oil by Caltex to Japanese customers beginning in 1980. Caltex believes that the underlying claim for excise taxes and penalties is wrong and that the claim for interest is flawed. Texaco believes that this claim is without merit and is not anticipated to be materially important in relation to its consolidated financial position or results of operations. In February 1998, Caltex arranged for the issuance of a letter of credit for $2.3 billion to the IRS in order to litigate this claim. Texaco and its 50 percent partner, Chevron Corporation, have severally guaranteed Caltex' letter of credit obligation to a syndicate of banks.


THROUGHPUT AGREEMENTS

Texaco Inc. and certain of its subsidiary companies have entered into certain long-term agreements wherein they have committed to ship through affiliated pipeline companies and an offshore oil port sufficient volume of crude oil or petroleum products to enable these affiliated companies to meet a specified portion of their individual debt obligations, or, in lieu thereof, to advance sufficient funds to enable these affiliated companies to meet these obligations. Additionally, Texaco has entered into long-term purchase commitments with third parties for take or pay gas transportation. At December 31, 1997 and 1996 the company's maximum exposure to loss was estimated to be $525 million and $629 million, respectively.

     However, based on Texaco's right of counterclaim against third parties in the event of nonperformance, Texaco's net exposure was estimated to be $422 million and $489 million at December 31, 1997 and 1996, respectively.

     No losses are anticipated as a result of these obligations.


OTHER COMMITMENTS

During 1995, 1996 and 1997, Texaco sold leasehold interests in certain equipment not yet in service and received British pound payments totalling $530 million. Under a related agreement, in 1997 Texaco leased back these leasehold interests. Texaco made a British pound payment in 1997, which released Texaco from future lease commitments under this agreement. This payment effectively repurchased the leasehold interests previously sold.


NOTE 17 FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

In the normal course of its business, the company utilizes various types of financial instruments. These instruments include recorded assets and liabilities, and also items such as derivatives which principally involve off-balance sheet risk.

     Derivatives are contracts or securities whose value is derived from the value of an underlying asset or a reference rate. Texaco uses derivatives to reduce the impact of market price changes in the areas of investments, foreign currencies, interest rates and oil and natural gas commodities. Texaco does not enter into derivatives for speculative purposes.

     The disclosures below include the following terms. "Held-to-maturity" means the company intends to hold until stated maturity date. "Available-for-sale" means that the item may possibly be sold before maturity date. "Amortized cost" is the remaining cost basis at the balance sheet date. "Fair value" is the amount that a third party would pay for the item. "Gross unrealized gain or
(loss)" means the change in fair value of the instrument during the holding period.

Cash and cash equivalents - Fair value approximates cost as reflected in the Consolidated Balance Sheet at December 31, 1997 and 1996 because of the short-term maturities of these instruments. Cash equivalents (see Note 1) are classified as

TEXACO INC.                                                                   59


held-to-maturity. The amortized cost of cash equivalents was as follows:

(Millions of dollars)
As of December 31                                               1997        1996
--------------------------------------------------------------------------------
Time deposits and certificates of deposit                       $129        $ 62
Commercial paper and other                                        47         197
                                                                ----------------
                                                                $176        $259
--------------------------------------------------------------------------------

Short-term and long-term investments - Fair value is primarily based on quoted market prices and valuation statements obtained from major financial institutions. Information concerning investments held at December 31, 1997 and 1996 in short-term and long-term debt securities and in publicly-traded equity securities that are classified as available-for-sale is shown in the tables that follow. Excluded from the tables is a $4 million investment in a time deposit at December 31, 1997 and 1996, which the company intends to hold to its maturity in the year 2001.

------------------------------------------------------------------------------------------------------------------------------------
                                                          Gross unrealized                             Gross unrealized
                                             Amortized    ----------------    Estimated   Amortized    ----------------   Estimated
                                                  Cost     Gains    Losses   Fair Value        Cost     Gains    Losses  Fair Value
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars) As of December 31                                            1997                                        1996
------------------------------------------------------------------------------------------------------------------------------------
U.S. government securities                        $312      $  5      $ --         $317        $141      $  1      $  2        $140
Foreign government securities                       73         5         2           76         189         9         2         196
Corporate and other debt securities                129         3        --          132         160         2         1         161
                                            ---------------------------------------------------------------------------------------
Total available-for-sale debt securities           514        13         2          525         490        12         5         497
Equity securities                                   73        34        11           96          64        28         4          88
                                            ---------------------------------------------------------------------------------------
                                                  $587      $ 47      $ 13         $621        $554      $ 40      $  9        $585
------------------------------------------------------------------------------------------------------------------------------------


Proceeds from sales of available-for-sale securities were $1,040 million in 1997, $1,503 million in 1996 and $1,175 million in 1995. These sales resulted in gross realized gains of $48 million in 1997, $51 million in 1996 and $81 million in 1995, and, gross realized losses of $19 million, $17 million, and $27 million, respectively.

     At December 31, 1997, available-for-sale debt securities had the following scheduled maturities:

                                                          Amortized    Estimated
                                                               Cost   Fair Value
                                                          ----------------------
(Millions of dollars) As of December 31                                     1997
--------------------------------------------------------------------------------
Due in one year or less                                        $ 83         $ 83
Due after one year through five years                           224          229
Due after five years                                            207          213
                                                          ----------------------
                                                               $514         $525
--------------------------------------------------------------------------------

The estimated fair value of other long-term investments not included above, for which it is practicable to estimate fair value, approximated the December 31, 1997 and 1996 carrying values of $197 million and $192 million, respectively.

Short-term debt, long-term debt and related derivatives - Shown below are the carrying amounts and fair values of Texaco's debt and related derivatives as of year-end 1997 and 1996:

(Millions of dollars) As of December 31                  1997              1996
--------------------------------------------------------------------------------
Short-term and long-term debt:
 Carrying amount                                      $ 6,258           $ 5,455
 Fair value                                           $ 6,654           $ 5,712
 Related derivatives -
Payable (Receivable):
   Carrying amount                                    $    --           $    --
   Fair value                                         $     2           $    (3)
--------------------------------------------------------------------------------

Refer to Note 9 for additional information about debt and related derivatives outstanding at December 31, 1997 and 1996.

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

-------------------------------------------------------------------------------------------------------------------
                                                                         Buy         Sell          Buy         Sell
                                                                       ------------------      --------------------
(Millions of dollars) As of December 31                                              1997                      1996
-------------------------------------------------------------------------------------------------------------------
Australian dollars                                                    $  203        $   2      $   284        $  18
British pounds                                                           902          363        1,030           54
Danish krone                                                             260           48          173            2
Dutch guilders                                                           220            3          228           29
New Zealand dollars                                                      142           13          130           --
Other European currencies                                                104          102          114          201
Other currencies                                                          14           75           67           39
                                                                       --------------------------------------------
                                                                      $1,845        $ 606      $ 2,026        $ 343
-------------------------------------------------------------------------------------------------------------------

60                                                                   TEXACO INC.


Market risk exposure on these contracts is essentially limited to currency rate movements. At year-end 1997, there were $5 million unrealized gains and $29 million unrealized losses related to these contracts. At year-end 1996, there were $39 million unrealized gains and $2 million unrealized losses. The company's exposure to credit risk on forward exchange contracts is minimal, since the counterparties are major financial institutions with strong credit ratings. The company does not anticipate nonperformance by any of the various counterparties.

     The company uses forward exchange contracts to buy foreign currencies primarily to hedge the net monetary liability position of its European, Canadian, Australian and New Zealand operations and to hedge portions of significant foreign currency capital expenditures and lease commitments. These contracts generally have terms of 60 days or less. Contracts that hedge foreign currency monetary positions are marked-to-market monthly. Any resultant gains and losses are included in income currently as other costs. At year-end 1997 and 1996, hedges of foreign currency commitments principally involve capital projects requiring expenditure of British pounds and Danish krone. The percentages of planned capital expenditures hedged at year-end were: British pounds - 62% in 1997 and 68% in 1996; Danish krone - 74% in 1997 and 49% in 1996. Realized gains and losses on hedges of foreign currency commitments are initially recorded to deferred charges. Subsequently, the amounts are applied to the capitalized project cost on a percentage-of-completion basis, and are then amortized over the lives of the applicable projects. At year-end 1997 and 1996, net hedging gains of $51 million and $84 million, respectively, had yet to be amortized.

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

Preferred Shares of Subsidiaries - Texaco has entered into an interest rate swap related to dividends payable on Series B preferred shares of Texaco Capital LLC. The swap has a notional principal amount of $112 million and expires in the year 2007. The swap provides for Texaco to pay a LIBOR-based floating rate and to receive the contractual dividend rate of the Series B preferred stock monthly. The fair value of the swap is not material.

     Texaco also has entered into an interest rate and currency swap related to Series C preferred shares of Texaco Capital LLC. The swap matures in the year 2005. Over the life of the interest rate swap component of the contract, Texaco will make LIBOR-based floating rate interest payments based on a notional principal amount of $65 million. Canadian dollar interest will accrue to Texaco at a fixed rate applied to the accreted notional principal amount, which was Cdn. $87 million at the inception of the swap.

     The currency swap component of the transaction calls for Texaco to exchange $65 million for Cdn. $170 million, which includes Cdn. $87 million plus accrued interest on the contract's maturity date. The carrying amount of this contract represents the Canadian dollar accrued interest receivable by Texaco. At year-end 1997 and 1996, the carrying amount and the fair value of this transaction were not material.

Petroleum and Natural Gas Hedging - The company hedges a portion of the market risks associated with its crude oil, natural gas and petroleum product purchases, sales and exchange activities. All hedge transactions are subject to the company's corporate risk management policy which sets out dollar, volumetric and term limits, as well as to management approvals as set forth in the company's delegations of authorities. Company policy does not permit speculative position-taking using derivative financial instruments.

     The company uses established petroleum futures exchanges, as well as "over-the-counter" hedge instruments, including futures, options, swaps and other derivative products. These hedge tools are used to reduce our exposure to price volatility by establishing margins, costs or revenues on designated transactions as well as for planned future purchases and sales, inventory, production and processing. In carrying out its hedging programs, the company analyzes its major commodity streams for fixed cost, fixed revenue and margin exposure to market price changes. Based on this corporate risk profile, forecasted trends, and overall business objectives, a determination is made as to an appropriate strategy for risk reduction.

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

     At December 31, 1997 and 1996, there were open derivative commodity contracts required to be settled in cash, consisting mostly of swaps. Notional contract amounts, excluding unrealized gains and losses, were $974 million and

TEXACO INC.                                                                   61


$1,327 million, respectively, at year-end 1997 and 1996. These amounts principally represent future values of contract volumes over the remaining duration of outstanding swap contracts at the respective dates. These contracts hedge a small fraction of the company's business activities, generally for the next twelve months. Unrealized gains and losses on contracts outstanding at year-end 1997 were $93 million and $58 million, respectively. At year-end 1996, unrealized gains and losses were $63 million and $48 million, respectively.

NOTE 18 CONTINGENT LIABILITIES
--------------------------------------------------------------------------------

Texaco and approximately fifty other oil companies are defendants in seventeen purported class actions in which the plaintiffs allege that the defendants undervalued oil produced from properties leased from the plaintiffs by establishing artificially low selling prices, thereby underpaying to plaintiffs royalties or severance taxes based on those prices. The actions are pending in Texas, New Mexico, Oklahoma, Louisiana, Utah, Mississippi and Alabama. Plaintiffs seek to recover royalty underpayments and interest and in some cases severance taxes and treble and punitive damages. Texaco and twenty-four other defendants have executed a settlement agreement with some of the plaintiffs that will resolve many of these disputes in whole or in part. The settlement is pending approval in federal court in Texas.

                                    oooooooo

In the company's opinion, while it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities and commitments, the aggregate amount of such liability in excess of financial reserves is not anticipated to be materially important in relation to the consolidated financial position or results of operations of Texaco.


NOTE 19 FINANCIAL DATA BY GEOGRAPHIC AREA
--------------------------------------------------------------------------------

Texaco Inc. and its subsidiary companies, together with affiliates, represent a vertically integrated enterprise principally engaged in the worldwide exploration for and production, transportation, refining and marketing of crude oil, natural gas and petroleum and other processed products, as well as nonpetroleum operations such as insurance and alternate energy activities. These products and services are sold and provided to various purchasers including wholesale and retail distributors, utilities, industrial end users and governmental agencies throughout the world. Operations and investments in some foreign areas are subject to political and business risks, the nature of which varies from country to country and from time to time. At year-end 1997, net assets located outside the United States amounted to $1,932 million, $4,072 million and $2,794 million in Other Western Hemisphere, Europe and Other Eastern Hemisphere areas, respectively.

     Operating profit represents total sales and services as shown on the Statement of Consolidated Income less operating costs and expenses, net of income taxes. Corporate/ nonoperating includes interest income and expense, general corporate expenses and other nonoperating items, net of income taxes. Equity in income or losses of partnership joint-venture companies is reflected net of taxes, since this income is directly taxable to Texaco.

     Intergeographic sales and services shown are based on prices which are generally representative of market prices or arm's-length negotiated prices.

     Identifiable assets are those from continuing operations which can be directly identified or associated with operations which have been geographically segregated. Net assets of discontinued operations (see Note 5) are reflected in corporate/nonoperating to conform to the presentation of net loss from discontinued operations. Investments in affiliates pertain to those affiliates which are accounted for on the equity method. Corporate assets include cash and cash investments, as well as receivables, properties, plant and equipment and other assets which are corporate in nature.

------------------------------------------------------------------------------------------------------------------------------------
                                                                  Other                        Other       Corporate/
                                                   United       Western                      Eastern             Non-
(Millions of dollars)                              States    Hemisphere        Europe     Hemisphere       operating*  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
1997
Sales and services
  Outside                                        $ 22,147      $  7,525      $ 10,947       $  4,568         $     --      $ 45,187
  Intergeographic                                     784           258           248              1           (1,291)           --
                                                -----------------------------------------------------------------------------------
  Total sales and services                       $ 22,931      $  7,783      $ 11,195       $  4,569         $ (1,291)     $ 45,187
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)

  Operating profit                               $  1,095      $    323      $    381       $    188         $     --      $  1,987
                                                -----------------------------------------------------------------------------------
  Equity in income of affiliates                      195             1            (3)           423               --           616
  Corporate/nonoperating                               --            --            --             --               61            61
                                                -----------------------------------------------------------------------------------
  Total net income                               $  1,290      $    324      $    378       $    611         $     61      $  2,664
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                              $ 14,224      $  2,454      $  5,480       $  1,645         $     --      $ 23,803
Investments in affiliates                           1,265            35           198          2,323               --         3,821
Corporate assets                                       --            --            --             --            1,976         1,976
                                                -----------------------------------------------------------------------------------
  Total assets                                   $ 15,489      $  2,489      $  5,678       $  3,968         $  1,976      $ 29,600
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                            (continued on next page)

*Includes intergeographic sales and services eliminations.

62                                                                   TEXACO INC.


------------------------------------------------------------------------------------------------------------------------------------
                                                                  Other                        Other       Corporate/
                                                   United       Western                      Eastern             Non-
(Millions of dollars)                              States    Hemisphere        Europe     Hemisphere       operating*  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
1996
Sales and services
  Outside                                        $ 23,320      $  6,486      $ 10,258       $  4,497        $     --      $ 44,561
  Intergeographic                                     838            31           502             28          (1,399)           --
                                                -----------------------------------------------------------------------------------
  Total sales and services                       $ 24,158      $  6,517      $ 10,760       $  4,525        $ (1,399)     $ 44,561
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
  Operating profit                               $  1,229      $    179      $     93       $    104        $     --      $  1,605
  Equity in income of affiliates                      114             1            16            538              --           669
  Corporate/nonoperating                               --            --            --             --            (256)         (256)
                                                -----------------------------------------------------------------------------------
  Total net income (loss)                        $  1,343      $    180      $    109       $    642        $   (256)     $  2,018
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                              $ 12,477      $  2,047      $  4,861       $  1,628        $     --      $ 21,013
Investments in affiliates                           1,098            28           543          2,142              --         3,811
Corporate assets                                       --            --            --             --           2,139         2,139
                                                -----------------------------------------------------------------------------------
  Total assets                                   $ 13,575      $  2,075      $  5,404       $  3,770        $  2,139      $ 26,963
------------------------------------------------------------------------------------------------------------------------------------

1995
Sales and services
  Outside                                        $ 17,302      $  5,440      $  8,906       $  3,903        $     --      $ 35,551
  Intergeographic                                     410            40           228             59            (737)           --
                                                -----------------------------------------------------------------------------------
  Total sales and services                       $ 17,712      $  5,480      $  9,134       $  3,962        $   (737)     $ 35,551
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
  Operating profit                               $    291      $    166      $     32       $     78        $     --      $    567
  Equity in income of affiliates                       45             6            21            452              --           524
  Corporate/nonoperating                               --            --            --             --            (363)         (363)
                                                -----------------------------------------------------------------------------------
  Net income (loss) before cumulative effect
   of accounting change                               336           172            53            530            (363)          728
  Cumulative effect of accounting change               --            --            --             --            (121)         (121)
                                                -----------------------------------------------------------------------------------
  Total net income (loss)                        $    336      $    172      $     53       $    530        $   (484)     $    607
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                              $ 11,068      $  1,800      $  4,480       $  1,386        $     --      $ 18,734
Net assets of discontinued operations                  --            --            --             --             164           164
Investments in affiliates                           1,042            24           540          2,479              --         4,085
Corporate assets                                       --            --            --             --           1,954         1,954
                                                -----------------------------------------------------------------------------------
  Total assets                                   $ 12,110      $  1,824      $  5,020       $  3,865        $  2,118      $ 24,937
------------------------------------------------------------------------------------------------------------------------------------

*Includes intergeographic sales and services eliminations.



NOTE 20 SUBSEQUENT EVENT
--------------------------------------------------------------------------------

On January 15, 1998, Texaco and Shell Oil Company reached agreement on the formation and operational start-up of Equilon Enterprises LLC (Equilon), a newly formed Delaware limited liability company. Equilon is a joint venture that combines major elements of the companies' western and midwestern U.S. refining and marketing businesses and their nationwide trading, transportation and lubricants businesses. Texaco owns 44% and Shell owns 56% of Equilon.

     Texaco will account for its interest in Equilon using the equity method. Commencing 1998, Texaco will record its share of Equilon's results of operations on a one-line basis in the Consolidated Statement of Income and will reclassify the net amount of assets and liabilities of the businesses contributed to Equilon to Investments and Advances in the Consolidated Balance Sheet. The approximate carrying amounts at December 31, 1997, of the principal assets and liabilities of these businesses were $.3 billion of net working capital assets, $2.8 billion of net properties, plant and equipment and $.2 billion of debt. In addition, Texaco will record a receivable from Equilon of approximately $.5 billion, representing a portion of proceeds from a planned financing by Equilon.

     Texaco, Shell and Saudi Refining, Inc. are finalizing agreements for a separate joint venture involving their eastern and Gulf Coast refining and marketing businesses in the United States. This transaction is expected to be completed in early 1998. Initially, Texaco and Saudi Refining, Inc. will each own 32.5% and Shell will own 35% of the joint venture.

TEXACO INC.                                                                   63

                              REPORT OF MANAGEMENT
--------------------------------------------------------------------------------
                      TEXACO INC. AND SUBSIDIARY COMPANIES

We are responsible for preparing Texaco's consolidated financial statements in accordance with generally accepted accounting principles. In doing so, we must use judgment and estimates when the outcome of events and transactions is not certain. Information appearing in other sections of this Annual Report is consistent with the financial statements.

     Texaco's financial statements are based on its financial records. We rely on Texaco's internal control system to provide us reasonable assurance that these financial records are being accurately and objectively maintained and that the company's assets are being protected. The internal control system comprises:

o Corporate Conduct Guidelines that require all employees to obey all applicable laws, comply with company policies and maintain the highest ethical standards in conducting company business,

o An organizational structure in which responsibilities are defined and divided, and

o Written policies and procedures that cover initiating, reviewing, approving and recording transactions.

We require members of our management team to formally certify each year that the internal controls for their business units are operating effectively.

     Texaco's internal auditors review and report on the effectiveness of internal controls during the course of their audits. Arthur Andersen LLP, selected by the Audit Committee and approved by stockholders, independently audits Texaco's financial statements. Arthur Andersen assesses the adequacy and effectiveness of Texaco's internal controls when determining the nature, timing and scope of their audit. We seriously consider all suggestions for improving Texaco's internal controls that are made by the internal and independent auditors.

     The Audit Committee is comprised of six directors who are not employees of Texaco. This Committee reviews and evaluates Texaco's accounting policies and reporting practices, internal auditing, internal controls, security and other matters. The Committee also evaluates the independence and professional competence of Arthur Andersen LLP and reviews the results and scope of their audit. The internal and independent auditors have free access to the Committee to discuss financial reporting and internal control issues.



/s/ Peter I. Bijur

Peter I. Bijur
Chairman of the Board and Chief Executive Officer



/s/ Patrick J. Lynch

Patrick J. Lynch
Senior Vice President and Chief Financial Officer



/s/ Robert C. Oelkers

Robert C. Oelkers
Vice President and Comptroller



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------


To the Stockholders, Texaco Inc.:

We have audited the accompanying consolidated balance sheet of Texaco Inc. (a Delaware corporation) and subsidiary companies as of December 31, 1997 and 1996, and the related statements of consolidated income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texaco Inc. and subsidiary companies as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

     As explained in Note 2 to the Consolidated Financial Statements, in 1995 the company changed its method of accounting for long-lived assets to be held and used and long-lived assets to be disposed of.


/s/ Arthur Andersen LLP

Arthur Andersen LLP
February 26, 1998
New York, N.Y.

64                                                                   TEXACO INC.


                      SUPPLEMENTAL OIL AND GAS INFORMATION
--------------------------------------------------------------------------------
                      TEXACO INC. AND SUBSIDIARY COMPANIES


The following tables reflect the supplemental oil and gas information that is required by Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities. Additionally, we provide information concerning recoverable proved oil and gas reserve quantities to the U.S. Department of Energy and to other government bodies annually. Such information is consistent with the information presented here.

     The first three tables present the estimated quantities of our proved reserves and the estimated discounted future net cash flows data for these reserves. The remaining tables provide historical information about our exploration and producing operations. The "Other West" region includes Canada, Central America and South America. The "Other East" region includes West Africa, Eurasia, Asia, the Pacific Rim and the Middle East. Texaco's 50% affiliate is P.T. Caltex Pacific Indonesia (CPI), and CPI's estimated reserves are based on our production-sharing contract.


TABLE I - NET PROVED RESERVES

The liquids and gas reserve quantities shown below include only those quantities that are recoverable. "Net" reserve quantities represent the quantities estimated to be available to us after deducting any royalties or interests owned by others. Recoverable quantities are based upon reasonable estimates from sound geological and engineering principles. As additional information becomes available, these estimates are subject to revision. In addition to the reported reserve quantities, we have large potential reserves that we expect will increase our reserve base, as future investments are made in exploration and development programs.


TABLE I
--------------------------------------------------------------------------------

NET PROVED RESERVES OF CRUDE OIL AND NATURAL GAS LIQUIDS
Millions of Barrels
                                           Consolidated Subsidiaries               Equity
                                 -------------------------------------------------------------------
                                                                                  Affiliate
                                 United     Other               Other                -Other   World-
                                 States      West    Europe      East      Total       East     wide
----------------------------------------------------------------------------------------------------
As of December 31, 1994           1,396        73      343        427      2,239        445    2,684
 Changes attributable to:
 Extensions and discoveries          58        --       37         71        166          1      167
 Improved recovery                   56        --       15         --         71         45      116
 Revisions                           78        (2)      (3)        25         98          2      100
 Purchases                            1        --       --         --          1         --        1
 Sales                             (109)      (11)      --         --       (120)        --     (120)
 Production                        (139)       (6)     (42)       (48)      (235)       (55)    (290)
                                 -------------------------------------------------------------------
As of December 31, 1995*          1,341        54      350        475      2,220        438    2,658
 Changes attributable to:
 Extensions and discoveries          82         4       80         29        195          1      196
 Improved recovery                   20        --       --         --         20         81      101
 Revisions                           44         2        6         21         73         (3)      70
 Purchases                            8        --        3         --         11         --       11
 Sales                              (31)       --       --         (1)       (32)        --      (32)
 Production                        (142)       (4)     (42)       (58)      (246)       (54)    (300)
                                 -------------------------------------------------------------------
As of December 31, 1996*          1,322        56      397        466      2,241        463    2,704
 Changes attributable to:
 Extensions and discoveries         107        13       34         61        215          4      219
 Improved recovery                   15        --       65         --         80         18       98
 Revisions                           55         3       11        100        169         22      191
 Purchases                          416        --       --         --        416         --      416
 Sales                               (3)       (2)     (31)        (8)       (44)        --      (44)
 Production                        (145)       (5)     (45)       (66)      (261)       (56)    (317)
                                 -------------------------------------------------------------------
As of December 31, 1997*          1,767        65      431        553      2,816        451    3,267
----------------------------------------------------------------------------------------------------
*Includes net proved developed
  reserves
 As of December 31, 1995          1,125        52      142        413      1,732        350    2,082
 As of December 31, 1996          1,100        50      165        418      1,733        354    2,087
 As of December 31, 1997          1,374        54      210        463      2,101        354    2,455
----------------------------------------------------------------------------------------------------
*Includes net proved NGL
  reserves
 As of December 31, 1995            206         1       28         --        235          6      241
 As of December 31, 1996            207         1       54          1        263          6      269
 As of December 31, 1997            246        --       71         --        317          4      321


NET PROVED RESERVES OF NATURAL GAS
Billions of Cubic Feet
                                           Consolidated Subsidiaries               Equity
                                 -------------------------------------------------------------------
                                                                                  Affiliate
                                 United     Other               Other                -Other   World-
                                 States      West    Europe      East      Total       East     wide
----------------------------------------------------------------------------------------------------
As of December 31, 1994           4,407       712      877         47      6,043        150    6,193
 Changes attributable to:
 Extensions and discoveries         397       100      164          6        667          6      673
 Improved recovery                   21        --       --         --         21         --       21
 Revisions                          103       103      (15)        39        230         14      244
 Purchases                           26        --       --         --         26         --       26
 Sales                             (287)       (6)      (2)        (1)      (296)        --     (296)
 Production                        (605)      (62)     (80)        (4)      (751)       (15)    (766)
                                 -------------------------------------------------------------------
As of December 31, 1995*          4,062       847      944         87      5,940        155    6,095
 Changes attributable to:
 Extensions and discoveries         436       263       34          3        736         15      751
 Improved recovery                    8        --       --         --          8          1        9
 Revisions                          (99)       (1)      58         13        (29)        --      (29)
 Purchases                            5        --       --         --          5         --        5
 Sales                              (58)       (7)      --          1        (64)        --      (64)
 Production                        (626)      (71)     (75)        (4)      (776)       (18)    (794)
                                 -------------------------------------------------------------------
As of December 31, 1996*          3,728     1,031(a)   961        100      5,820(a)     153    5,973(a)
 Changes attributable to:
 Extensions and discoveries         692        26       92        346      1,156          2    1,158
 Improved recovery                    7        --       22         --         29          5       34
 Revisions                          228        75       41        (22)       322         19      341
 Purchases                           24        --       --         --         24         --       24
 Sales                              (14)     (118)      (7)      (310)      (449)        --     (449)
 Production                        (643)      (96)     (81)        (2)      (822)       (17)    (839)
                                 -------------------------------------------------------------------
As of December 31, 1997*          4,022       918(a) 1,028        112      6,080(a)     162    6,242(a)
----------------------------------------------------------------------------------------------------
*Includes net proved developed
  reserves
 As of December 31, 1995          3,666       522      452         84      4,724        140    4,864
 As of December 31, 1996          3,360       893      452         96      4,801        136    4,937
 As of December 31, 1997          3,379       792      576        110      4,857        145    5,002
----------------------------------------------------------------------------------------------------

(a) Additionally, there is approximately 414 BCF of natural gas in Other West which will be available from production during the period 2005-2016 under a long-term purchase associated with a service agreement.

TEXACO INC.                                                                   65


The following chart summarizes our experience in finding new quantities of oil and gas to replace our related production. Our reserve replacement performance is calculated by dividing our reserve additions by our production. Our additions relate to new discoveries, existing reserve extensions and revisions to previous reserve estimates. The chart excludes oil and gas quantities that were generated from purchases and sales, such as the Monterey acquisition, which added 420 million barrels of oil equivalent (BOE) to the company's reserve base.

TEXACO'S RESERVE REPLACEMENT PERFORMANCE

                                                                         Outside
                                    Worldwide   United States      United States
--------------------------------------------------------------------------------
Year 1997                                 167%            132%              212%
Year 1996                                 113%             83%              154%
Year 1995                                 129%            116%              146%
3 Year Average (1995-1997)                137%            110%              172%
5 Year Average (1993-1997)                127%            102%              163%

Increases in proved reserves during 1997 were primarily due to the following:

     In the United States, liquid and gas reserves were added from the Monterey Resources acquisition and drilling that extended the productive limits of existing fields, such as the McAllen Ranch field in Texas and Caillou Island field onshore Louisiana. Other drilling-related reserve increases resulted from the new field discovery of Ewing Bank Block 963 and new sand discovery at Mound Point, both offshore Louisiana. Liquid reserve increases also resulted from new horizontal wells and steamflood expansion in the California fields of Kern
River and Midway-Sunset. Extension of contracts and fields supporting gas plants in New Mexico and Oklahoma added major NGL reserves.

     Outside the United States, in the Other West area, significant reserves were added from offshore Trinidad with the extension of the Dolphin field and infill drilling in the Soldado field. Revised gas demand added new gas reserves from the Chuchupa, offshore Colombia. In Europe, three new field discoveries, Galley, Elgin and Franklin, all in the North Sea, added impressive reserves. Also in the North Sea, a positive waterflood response at the Captain field and a waterflood extension at the Dan field added secondary reserves. In the Other East area, undeveloped reserves were added from planned drilling which will extend limits of the Wafra field in the Partitioned Neutral Zone between Kuwait and Saudi Arabia. The Yetagun gas field discovery in Myanmar added large gas reserves in mid-year (which were later sold).

     On a worldwide basis in 1997, we spent $3.99 for each BOE we added. Finding and development costs averaged $4.02 per BOE for the three-year period 1995-1997 and $3.91 per BOE for the five-year period 1993-1997.

     During 1998, Texaco expects that the net production of natural gas will approximate 2.3 billion cubic feet per day. This estimate is based upon past performance and on the assumption that such gas quantities can be produced under operating and economic conditions existing at December 31, 1997. Possible future changes in prices or world economic conditions were not factored into this estimate. These expected production volumes, together with normal related supply arrangements, are sufficient to meet anticipated delivery requirements under contractual arrangements. Approximately 34% of Texaco's proved natural gas reserves in the United States at December 31, 1997, 34% at December 31, 1996 and 31% at December 31, 1995 were covered by long-term sales contracts. These agreements are primarily priced at market.


TABLES II AND III - STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
DATA

The estimated "net" cash flows (after income taxes) are based on the future income of the recoverable reserves presented in Table I. In accordance with the requirements of SFAS 69, the standardized measure is calculated at a 10% discount rate, and future revenues are based on December 31 prices for liquids and gas. Future production costs for 1997 data are based on 1997 costs, and future development costs include restoration and abandonment estimates after deducting any salvage value. Future income taxes are calculated based on each country's statutory tax rate.

     The purpose of this disclosure is to provide a common benchmark among those companies that engage in exploration and producing activities, and it is not necessarily indicative of our perception of the future cash flows from our proved reserves. The standardized measure excludes the effect of future changes in prices, costs and tax rates which past experience indicates will occur.

     Additionally, probable and possible reserves, which may become proved in the future, are excluded from these calculations. Such future changes could significantly impact the standardized measure in these tables. Extensive judgment is used to estimate the timing of production and future costs over the remaining life of the reserves. However, these calculations should not be relied upon as an indicator of our future cash flows or value of our oil and gas reserves.

66                                                                   TEXACO INC.


TABLE II - STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                              Consolidated Subsidiaries                      Equity
                                                    --------------------------------------------------------------------------------
                                                                                                             Affiliate-
                                                     United       Other                   Other                   Other
(Millions of dollars)                                States        West      Europe        East       Total        East   Worldwide
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1997
  Future cash inflows from sale of oil & gas,
   and service fee revenue                         $ 34,084    $  2,305    $  9,395    $  7,690    $ 53,474    $  5,182   $ 58,656
  Future production costs                           (10,980)       (807)     (2,854)     (2,303)    (16,944)    (1,840)    (18,784)
  Future development costs                           (4,693)       (132)     (1,809)       (749)     (7,383)      (476)     (7,859)
  Future income tax expense                          (5,512)       (652)       (898)     (3,445)    (10,507)    (1,519)    (12,026)
                                                  ---------------------------------------------------------------------------------
  Net future cash flows before discount              12,899         714       3,834       1,193      18,640       1,347     19,987
  10% discount for timing of future cash flows       (5,361)       (252)     (1,424)       (374)     (7,411)      (519)     (7,930)
                                                  ---------------------------------------------------------------------------------
  Standardized measure of discounted future
   net cash flows                                  $  7,538    $    462    $  2,410    $    819    $ 11,229    $    828   $ 12,057
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996
  Future cash inflows from sale of oil & gas,
   and service fee revenue                         $ 41,807    $  2,863    $ 11,242    $  9,261    $ 65,173    $  6,632   $ 71,805
  Future production costs                            (8,080)       (894)     (2,368)     (1,993)    (13,335)    (1,776)    (15,111)
  Future development costs                           (2,790)       (141)     (2,094)       (551)     (5,576)      (740)     (6,316)
  Future income tax expense                         (10,444)       (758)     (1,946)     (5,099)    (18,247)    (2,181)    (20,428)
                                                  ---------------------------------------------------------------------------------
  Net future cash flows before discount              20,493       1,070       4,834       1,618      28,015       1,935     29,950
  10% discount for timing of future cash flows       (8,602)       (458)     (1,740)       (489)    (11,289)      (695)    (11,984)
                                                  ---------------------------------------------------------------------------------
  Standardized measure of discounted future
   net cash flows                                  $ 11,891    $    612    $  3,094    $  1,129    $ 16,726    $  1,240   $ 17,966
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1995
  Future cash inflows from sale of oil & gas,
   and service fee revenue                         $ 28,603    $  2,144    $  8,753    $  7,820    $ 47,320    $  5,357   $ 52,677
  Future production costs                            (8,232)       (628)     (2,150)     (2,210)    (13,220)    (1,448)    (14,668)
  Future development costs                           (2,618)       (181)     (1,352)       (439)     (4,590)      (515)     (5,105)
  Future income tax expense                          (5,505)       (573)     (1,457)     (3,862)    (11,397)    (1,799)    (13,196)
                                                  ---------------------------------------------------------------------------------
  Net future cash flows before discount              12,248         762       3,794       1,309      18,113       1,595     19,708
  10% discount for timing of future cash flows       (4,988)       (375)     (1,502)       (418)     (7,283)      (553)     (7,836)
                                                  ---------------------------------------------------------------------------------
  Standardized measure of discounted future
   net cash flows                                  $  7,260    $    387    $  2,292    $    891    $ 10,830    $  1,042   $ 11,872
------------------------------------------------------------------------------------------------------------------------------------


TABLE III - CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                                                                          Worldwide
Including
                                                              Consolidated Subsidiaries - Total    Equity in Affiliate - Other East
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                              1997        1996        1995        1997        1996       1995
------------------------------------------------------------------------------------------------------------------------------------
Standardized measure - Beginning of year                       $ 16,726    $ 10,830    $  8,120    $ 17,966    $ 11,872   $  9,012
Sales of minerals-in-place                                          (79)       (458)       (679)        (79)      (458)       (679)
                                                              ---------------------------------------------------------------------
                                                                 16,647      10,372       7,441      17,887      11,414      8,333
Changes in ongoing oil and gas operations:
  Sales and transfers of produced oil and gas,
   net of production costs during the period                     (4,460)     (4,349)     (3,185)     (4,921)    (4,859)     (3,634)
  Net changes in prices, production and development costs       (13,744)      8,407       4,265     (14,633)      8,820      4,564
  Extensions, discoveries and improved recovery,
   less related costs                                             2,532       2,950       1,770       2,681       3,182      1,891
  Development costs incurred during the period                    1,810       1,431       1,223       1,977       1,575      1,322
  Timing of production and other changes                           (760)       (209)       (733)       (969)      (251)       (677)
  Revisions of previous quantity estimates                        1,374         563         988       1,476         527        990
  Purchases of minerals-in-place                                    449         138          42         449         138         42
  Accretion of discount                                           2,763       1,731       1,238       3,027       1,952      1,428
  Net change in discounted future income taxes                    4,618      (4,308)     (2,219)      5,083     (4,532)     (2,387)
                                                              ---------------------------------------------------------------------
Standardized measure - End of year                             $ 11,229    $ 16,726    $ 10,830    $ 12,057    $ 17,966   $ 11,872
------------------------------------------------------------------------------------------------------------------------------------

TEXACO INC.                                                                   67


TABLE IV - CAPITALIZED COSTS

Gross capitalized costs represent the accumulated expenditures for the exploration and producing operations. The accumulated depreciation, depletion and amortization includes provision for restoration and abandonment activity that has not occurred. The net capitalized costs represent the undepreciated value for these assets.

------------------------------------------------------------------------------------------------------------------------------------
                                                               Consolidated Subsidiaries                         Equity
                                                   ---------------------------------------------------------------------------------
                                                                                                             Affiliate-
                                                     United       Other                   Other                   Other
(Millions of dollars)                                States        West      Europe        East       Total        East  Worldwide
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1997
  Proved properties                                $ 20,196    $    581    $  4,584    $  1,623    $ 26,984    $  1,112   $ 28,096
  Unproved properties                                 1,248          16          89         225       1,578         338      1,916
  Support equipment and facilities                      438          26          37         228         729         578      1,307
                                                  ---------------------------------------------------------------------------------
   Gross capitalized costs                           21,882         623       4,710       2,076      29,291       2,028     31,319
  Accumulated depreciation,
   depletion and amortization                       (13,849)       (298)     (3,135)     (1,131)    (18,413)    (1,013)    (19,426)
                                                  ---------------------------------------------------------------------------------
   Net capitalized costs                           $  8,033    $    325    $  1,575    $    945    $ 10,878    $  1,015   $ 11,893
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996
  Proved properties                                $ 17,450    $    603    $  4,102    $  1,372    $ 23,527    $  1,018   $ 24,545
  Unproved properties                                   370          15          81         210         676         293        969
  Support equipment and facilities                      432          32          38         185         687         548      1,235
                                                  ---------------------------------------------------------------------------------
   Gross capitalized costs                           18,252         650       4,221       1,767      24,890       1,859     26,749
  Accumulated depreciation,
   depletion and amortization                       (13,158)       (308)     (2,739)     (1,012)    (17,217)      (903)    (18,120)
                                                  ---------------------------------------------------------------------------------
   Net capitalized costs                           $  5,094    $    342    $  1,482    $    755    $  7,673    $    956   $  8,629
------------------------------------------------------------------------------------------------------------------------------------


TABLE V - COSTS INCURRED

Costs incurred represent the amount we spent to explore for and develop our existing reserve base, and the amount we spent to acquire mineral rights from others. Our exploration costs include the costs of geological and geophysical work, carrying and retaining undeveloped properties, and drilling and equipping exploratory wells. Our development costs are associated with drilling and equipping development wells, improved recovery systems, facilities for extraction, treating, gathering and storage, and producing facilities for existing developed reserves.

------------------------------------------------------------------------------------------------------------------------------------
                                                               Consolidated Subsidiaries                         Equity
                                                  ---------------------------------------------------------------------------------
                                                                                                             Affiliate-
                                                     United       Other                   Other                   Other
(Millions of dollars)                                States        West      Europe        East       Total        East  Worldwide
------------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1997
  Proved property acquisition                        $1,099*      $   --      $   --      $   --      $1,099      $  --      $1,099
  Unproved property acquisition                         527*           1          --          23         551         --         551
  Exploration                                           480           15          59         234         788         18         806
  Development                                         1,220           62         419         108       1,809        167       1,976
                                                  ---------------------------------------------------------------------------------
   Total                                             $3,326       $   78      $  478      $  365      $4,247      $ 185      $4,432
------------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1996
  Proved property acquisition                        $   56       $   --      $   --      $   --      $   56      $  --      $   56
  Unproved property acquisition                          91            5          --          20         116         --         116
  Exploration                                           356           18          90         225         689          9         698
  Development                                           827          107         384         113       1,431        144       1,575
                                                  ---------------------------------------------------------------------------------
   Total                                             $1,330       $  130      $  474      $  358      $2,292      $ 153      $2,445
------------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1995
  Proved property acquisition                        $    7       $   31      $   --      $   --      $   38      $  --      $   38
  Unproved property acquisition                          35            3           2          11          51         --          51
  Exploration                                           151           48          76         117         392         11         403
  Development                                           845           66         207         105       1,223         99       1,322
                                                  ---------------------------------------------------------------------------------
   Total                                             $1,038       $  148      $  285      $  233      $1,704      $ 110      $1,814
------------------------------------------------------------------------------------------------------------------------------------

*Includes the acquisition of Monterey Resources on a net cost basis of $1,520 million, which is net of deferred income taxes amounting to $469 million and $245 million for the acquired proved and unproved properties, respectively.

68                                                                   TEXACO INC.



TABLE VI - RESULTS OF OPERATIONS

This table details the components of our net income from oil and gas activities. Revenues are based upon our production that is available for sale and will exclude revenues from resale of third party volumes, equity earnings of certain smaller affiliates, trading activity and miscellaneous operating income. Expenses are associated with current year operations but do not include general overhead and special items.

------------------------------------------------------------------------------------------------------------------------------------
                                                               Consolidated Subsidiaries                       Equity
                                                         --------------------------------------------------------------------------
                                                                                                            Affiliate-
                                                           United      Other                 Other                Other
(Millions of dollars)                                      States       West     Europe       East      Total      East   Worldwide
------------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1997
Gross revenues from:
  Sales and transfers                                     $ 3,492    $    --    $   495    $   934    $ 4,921    $  610    $ 5,531
  Sales to unaffiliated entities                              312        165        499        178      1,154        43      1,197
Production costs                                             (986)       (57)      (323)      (249)    (1,615)     (192)    (1,807)
Exploration costs                                            (238)       (10)       (60)      (195)      (503)      (16)      (519)
Depreciation, depletion and amortization                     (735)       (27)      (382)      (129)    (1,273)     (110)    (1,383)
Other expenses                                               (249)        --         --        (24)      (273)        9       (264)
                                                         --------------------------------------------------------------------------
Results before estimated income taxes                       1,596         71        229        515      2,411       344      2,755
Estimated income taxes                                       (511)       (40)       (85)      (418)    (1,054)     (173)    (1,227)
                                                         --------------------------------------------------------------------------
   Net results                                            $ 1,085    $    31    $   144    $    97    $ 1,357    $  171    $ 1,528
------------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1996
Gross revenues from:
  Sales and transfers                                     $ 3,383    $    --    $   524    $   863    $ 4,770    $  648    $ 5,418
  Sales to unaffiliated entities                              310        140        475        181      1,106        45      1,151
Production costs                                             (937)       (54)      (321)      (215)    (1,527)     (183)    (1,710)
Exploration costs                                            (196)       (27)       (57)      (150)      (430)       (8)      (438)
Depreciation, depletion and amortization                     (652)       (24)      (310)      (107)    (1,093)     (110)    (1,203)
Other expenses                                               (241)        (1)        (1)       (40)      (283)        8       (275)
                                                         --------------------------------------------------------------------------
Results before estimated income taxes                       1,667         34        310        532      2,543       400      2,943
Estimated income taxes                                       (534)       (26)      (112)      (417)    (1,089)     (212)    (1,301)
                                                         --------------------------------------------------------------------------
   Net results                                            $ 1,133    $     8    $   198    $   115    $ 1,454    $  188    $ 1,642
------------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1995
Gross revenues from:
  Sales and transfers                                     $ 2,652    $    --    $   394    $   613    $ 3,659    $  583    $ 4,242
  Sales to unaffiliated entities                              291        127        485        131      1,034        35      1,069
Production costs                                             (951)       (45)      (314)      (198)    (1,508)     (169)    (1,677)
Exploration costs                                             (87)       (35)       (79)       (96)      (297)       (9)      (306)
Depreciation, depletion and amortization                     (682)       (20)      (293)      (109)    (1,104)      (94)    (1,198)
Other expenses                                               (254)        (6)        --        (24)      (284)      (13)      (297)
                                                         --------------------------------------------------------------------------
Results before estimated income taxes                         969         21        193        317      1,500       333      1,833
Estimated income taxes                                       (295)       (14)       (74)      (260)      (643)     (177)      (820)
                                                         --------------------------------------------------------------------------
   Net results                                            $   674    $     7    $   119    $    57    $   857    $  156    $ 1,013
------------------------------------------------------------------------------------------------------------------------------------

TABLE VII - AVERAGE SALES PRICES AND PRODUCTION COSTS -- PER UNIT

Average sales prices for liquids and natural gas are calculated using our gross revenues in Table VI. Average production costs include depreciation, depletion and amortization of support equipment and facilities and lifting costs, and exclude payments for royalties and income taxes.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                Average sales prices
                              ----------------------------------------------------------------------
                                             Natural                 Natural                 Natural
                                             gas per                 gas per                 gas per
                                 Liquids    thousand     Liquids    thousand     Liquids    thousand      Average production costs
                              per barrel  cubic feet  per barrel  cubic feet  per barrel  cubic feet        (per composite barrel)
                              ----------------------  ----------------------  ----------------------    ----------------------------
                                               1997                     1996                    1995      1997      1996     1995
------------------------------------------------------------------------------------------------------------------------------------
United States                     $16.32      $ 2.32      $16.97      $ 2.10      $14.25      $ 1.62    $ 3.94    $3.82    $ 3.97
Other West                         14.40        1.03       16.80         .96       13.34         .87      2.80     3.44      2.92
Europe                             18.41        2.42       20.37        2.47       16.57        2.50      5.58     5.95      6.08
Other East                         16.87        1.89       18.61        3.20       15.90        2.61      4.11     4.07      4.30
Affiliate - Other East             14.89          --       16.30          --       14.27          --      3.76     3.71      3.37
------------------------------------------------------------------------------------------------------------------------------------

TEXACO INC.                                                                   69


                      SUPPLEMENTAL MARKET RISK DISCLOSURES
--------------------------------------------------------------------------------
                      TEXACO INC. AND SUBSIDIARY COMPANIES

Texaco only uses derivative financial instruments for hedging purposes. These instruments principally include interest rate and/or currency swap contracts, forward and option contracts to buy and to sell foreign currencies, and commodity futures, options, swaps, and other derivative instruments. Gains and losses on these derivatives are entirely offset by losses and gains on the respective hedged exposures. Hedged market risk exposures include certain portions of assets, liabilities, future commitments and anticipated production and sales. We continually adjust our positions in derivative financial instruments for the ongoing changes in the exposures being hedged. However, since Texaco hedges only a portion of its market risk exposures, we bear market risk exposure on the unhedged portion of such exposures, including the exposure to non-cash currency translation impacts related to deferred income taxes denominated in British pounds. Notes 9 and 17 to the financial statements provide data related to derivatives and related accounting policies.

     The estimated sensitivity effects below assume that valuations of all items within a risk category will move in tandem. This cannot be assured for exposures involving interest rates, currency exchange rates, petroleum and natural gas.

     The hypothetical changes in interest rates, currency exchange rates and prices chosen for the estimated sensitivity effects are generally based upon a review of past fluctuations for each risk category in this disclosure. We caution users of this information that past fluctuations in rates and prices may not necessarily be an indicator of probable future fluctuations, as illustrated by the recent currency crisis in Asia.

     Following are disclosures regarding our market risk sensitive instruments by major category. The information has been prepared with all due care in accordance with current requirements of the U.S. Securities and Exchange Commission. We caution investors and other users to avoid simplistic use of these disclosures. Disclosed estimated impacts are based upon Texaco's year-end 1997 risk exposure profile. Users should realize that actual impacts from future interest rate, currency exchange and petroleum and natural gas price movements will likely differ from the disclosed impacts due to ongoing changes in risk exposure levels and concurrent adjustments of hedging derivative positions. Additionally, actual results would be affected by changes in assumed tax rates. It is not possible to accurately predict future movements in interest rates, currency exchange rates, and petroleum and natural gas prices.


DEBT AND DEBT-RELATED DERIVATIVES
--------------------------------------------------------------------------------

Texaco is exposed to interest rate risk on short-term and long-term debt carrying short-term interest rates. The amount of our variable rate debt was approximately $2.0 billion at December 31, 1997, before effects of related interest rate swaps. Under our interest rate exposure management, the company seeks to balance the benefit of the lower cost of debt based on short-term rates, having inherent increased risk, with more expensive fixed rate debt based on long-term rates, having less market risk. This is accomplished through a mix of long-term and short-term debt as well as the use of derivative financial instruments, principally interest rate swaps.

     During 1997 and 1996, derivative usage was limited to interest rate swaps, where the company either paid or received the net effect of a fixed rate versus a floating rate. At December 31, 1997, the notional principal amount and fair value of outstanding floating rate pay interest rate swaps were respectively $544 million and a gain of $1 million. The notional principal amount and fair value of outstanding fixed rate pay interest rate swaps were respectively $300 million and a loss of $3 million.

     Not included above is a combined interest rate and equity swap with a notional principal amount of $200 million. In this transaction, Texaco pays floating rate and receives fixed rate. The counterparty assumes all risk for the equity-based cash redemption premium on the related hedged debt. The fair value of this swap was not material at year-end 1997.

     Based on our overall interest rate exposure on variable rate debt and interest rate swaps at December 31, 1997 (including the interest rate and equity swap), a hypothetical 2% increase or decrease in interest rates would not materially affect the company's consolidated financial position, net income or cash flows. The effect on fair value of the interest rate and equity swap from a $10 per share change in Texaco common share price would not be material.


FOREIGN EXCHANGE AND OPTION CONTRACTS
--------------------------------------------------------------------------------

As an international company, Texaco is exposed to currency exchange risk. To hedge against adverse changes in foreign currency exchange rates, the company enters into forward and option contracts to buy and sell foreign currencies.

70                                                                   TEXACO INC.


     The company uses forward exchange contracts to buy and sell foreign currencies primarily to hedge the net monetary liability position of its European, Canadian, Australian, and New Zealand operations, to hedge investments in foreign currency denominated investments in debt and equity securities, and to hedge portions of significant foreign currency capital expenditures and lease commitments.

     The effect on fair value of Texaco's forward exchange contracts at year-end 1997 from a hypothetical 10% change in currency exchange rates would be an increase or decrease of approximately $124 million, respectively. This would be offset by an opposite effect on the related hedged exposures.

     Outstanding forward exchange contracts at year-end 1997 ($1,239 million net buy contracts) decreased by $444 million from the net year-end 1996 level. The decrease principally resulted from a net decrease related to hedged capital projects and to the termination of British pound forward exchange contracts that hedged the 1997 repurchase of leasehold interests.


PETROLEUM AND NATURAL GAS HEDGING
--------------------------------------------------------------------------------

Texaco hedges a portion of the market risks associated with its crude oil, natural gas and petroleum product purchases, sales and exchange activities. The company uses established petroleum futures exchanges, as well as "over-the-counter" hedge instruments, including futures, options, swaps and other derivative products. These hedge tools reduce the company's exposure to price volatility in the physical markets. Utilizing them establishes margins, costs or revenues for designated transactions as well as for planned future purchases and sales, inventory, production and processing. In carrying out the hedging program, major petroleum and natural gas streams are reviewed for fixed cost, fixed revenue and margin exposure to market price changes. Based on this risk profile, forecasted trends and overall business objectives, we determine appropriate strategies for risk reduction.

     For commodity derivatives permitted to be settled in cash or another financial instrument, sensitivity effects are as follows. At year-end 1997, the aggregate effect of a hypothetical 22% change in natural gas prices and a 13% change in crude oil and petroleum product prices would not materially affect Texaco's consolidated financial position, net income or cash flows.


PUBLICLY TRADED INVESTMENTS IN DEBT AND EQUITY SECURITIES
--------------------------------------------------------------------------------

Texaco is subject to price risk on its unhedged portfolio of publicly traded investments in debt and equity securities. These securities were classified as available-for-sale as of year-end 1997 and 1996. The fair value of these securities at December 31, 1997 was approximately $621 million. During 1997, market risk exposure increased approximately $36 million principally due to security purchases. At year-end 1997, a 10% appreciation or depreciation in debt and equity prices would increase or decrease portfolio fair value by approximately $62 million. This assumes no fluctuations in currency exchange rates.


PREFERRED SHARES OF SUBSIDIARIES
--------------------------------------------------------------------------------

Texaco is exposed to interest rate risk on dividend requirements of Series B preferred shares of Texaco Capital LLC. An interest rate swap adjusts the contractual dividend cash requirement to a LIBOR-based floating rate. This swap expires in the year 2007.

     Texaco is exposed to currency exchange risk on the Canadian dollar denominated Series C preferred shares of Texaco Capital LLC. Texaco has entered into an interest rate and currency swap contract that matures in the year 2005. That contract fixes the Canadian dollar value (including dividends payable) in U.S. dollars. It also adjusts the fixed-rate dividends to a floating short-term rate.

     At December 31, 1997, the total carrying amount and fair value of the two swap contracts was not material.

     Based on Texaco's interest rate exposure on the two swaps and the Series B preferred shares at December 31, 1997, a hypothetical 2% increase or decrease in the applicable variable interest rates would not materially affect the company's consolidated financial position, net income or cash flows. This estimate assumes a constant Canadian dollar exchange rate.

     Based on Texaco's exposure to foreign currency risk on the Canadian dollar swap and the Series C preferred shares at December 31, 1997, a hypothetical 10% appreciation or depreciation in the Canadian dollar exchange rate would not materially affect the company's consolidated financial position, net income or cash flows. This estimate assumes a constant average floating LIBOR interest rate.

     Actual impacts of changes in the Canadian dollar exchange rate and interest rates on contract fair values and after-tax cash flows would be entirely offset by opposite impacts to the fair values and after-tax cash flows related to the hedged Series B and Series C preferred shares.


MARKET AUCTION PREFERRED SHARES (MAPS)
--------------------------------------------------------------------------------

Texaco is exposed to interest rate risk on dividend requirements of MAPS as determined by Dutch auctions, or, as negotiated short-term rates. A hypothetical 2% increase or decrease in interest rates would not materially affect the company's consolidated financial position or cash flows. There are no derivatives related to MAPS.

TEXACO INC.                                                                   71

                             SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
                      TEXACO INC. AND SUBSIDIARY COMPANIES


SELECTED QUARTERLY FINANCIAL DATA

                                                First      Second      Third     Fourth      First     Second     Third     Fourth
                                              Quarter     Quarter    Quarter    Quarter    Quarter    Quarter   Quarter    Quarter
                                             ------------------------------------------  ------------------------------------------
(Millions of dollars)                                                              1997                                        1996
------------------------------------------------------------------------------------------------------------------------------------
Revenues
Sales and services                           $ 11,813    $ 10,983   $ 10,834   $ 11,557   $ 10,059   $ 10,817   $10,901   $ 12,784
Equity in income of affiliates,
  interest, asset sales and other                 216         513        259        492        212        444       196         87
                                            ---------------------------------------------------------------------------------------
                                               12,029      11,496     11,093     12,049     10,271     11,261    11,097     12,871
                                            ---------------------------------------------------------------------------------------
Deductions
Purchases and other costs                       9,298       8,671      8,355      8,906      7,782      8,345     8,399     10,117
Operating expenses                                716         728        740        806        684        700       721        873
Selling, general and administrative
  expenses                                        397         395        427        443        400        399       406        488
Maintenance and repairs                            87          84         89         94         88         90        88        101
Exploratory expenses                               99          93        114        165         69         90        84        136
Depreciation, depletion and amortization          385         372        388        488        350        354       364        387
Interest expense, taxes other than income
  taxes and minority interest                     261         247        220        272        234        252       253        263
                                            ---------------------------------------------------------------------------------------
                                               11,243      10,590     10,333     11,174      9,607     10,230    10,315     12,365
                                            ---------------------------------------------------------------------------------------
Income before income taxes                        786         906        760        875        664      1,031       782        506
Provision for (benefit from) income taxes        (194)        335        270        252        278        342       348         (3)
                                            ---------------------------------------------------------------------------------------
Net income                                   $    980    $    571   $    490   $    623   $    386   $    689   $   434   $    509
------------------------------------------------------------------------------------------------------------------------------------
Net income per common share (dollars)
Basic                                        $   1.86    $   1.07   $    .91   $   1.15   $    .71   $   1.30   $   .81   $    .95
Diluted                                      $   1.80    $   1.05   $    .90   $   1.12   $    .70   $   1.26   $   .79   $    .93
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA

(Millions of dollars)                                                            1997       1996       1995        1994       1993
------------------------------------------------------------------------------------------------------------------------------------
For the year:
Revenues from continuing operations                                          $ 46,667   $ 45,500   $ 36,787    $ 33,353   $ 34,071
Net income (loss) before cumulative effect of accounting change
  Continuing operations                                                      $  2,664   $  2,018   $    728    $    979   $  1,259
  Discontinued operations                                                          --         --         --        (69)       (191)
  Cumulative effect of accounting change                                           --         --       (121)         --         --
                                                                            -------------------------------------------------------
  Net income                                                                 $  2,664   $  2,018   $    607    $    910   $  1,068
                                                                            -------------------------------------------------------
Net income per common share (dollars)
  Basic
   Net income (loss) before cumulative effect of accounting change
   Continuing operations                                                     $   4.99   $   3.77   $   1.29    $   1.72   $   2.24
   Discontinued operations                                                         --         --         --       (.14)       (.37)
   Cumulative effect of accounting change                                          --         --       (.24)         --         --
                                                                            -------------------------------------------------------
   Net income                                                                $   4.99   $   3.77   $   1.05    $   1.58   $   1.87
                                                                            -------------------------------------------------------
  Diluted
   Net income from continuing operations                                     $   4.87   $   3.68   $   1.28    $   1.72   $   2.21
   Net income                                                                $   4.87   $   3.68   $   1.05    $   1.58   $   1.87
Cash dividends per common share (dollars)                                    $   1.75   $   1.65   $   1.60    $   1.60   $   1.60
Total cash dividends paid on common stock                                    $    918   $    859   $    832    $    830   $    828

At end of year:
Total assets                                                                 $ 29,600   $ 26,963   $ 24,937    $ 25,505   $ 26,626
Debt and capital lease obligations
  Short-term                                                                 $    885   $    465   $    737    $    917   $    669
  Long-term                                                                     5,507      5,125      5,503       5,564      6,157
                                                                            -------------------------------------------------------
Total debt and capital lease obligations                                     $  6,392   $  5,590   $  6,240    $  6,481   $  6,826
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

72                                                                   TEXACO INC.


                              INVESTOR INFORMATION
--------------------------------------------------------------------------------
                      TEXACO INC. AND SUBSIDIARY COMPANIES


SHAREHOLDER COMMUNICATIONS

For information about Texaco or assistance with your account, please contact:

Texaco Inc.
Investor Services
2000 Westchester Avenue
White Plains, NY 10650-0001
Phone: 1-800-283-9785
Fax: (914) 253-6286
E-mail: invest@texaco.com


Security analysts and institutional investors should contact:

Elizabeth P. Smith
Vice President, Texaco Inc.
Phone: (914) 253-4478
Fax: (914) 253-6269
E-mail: smithep@texaco.com


COMMON STOCK - MARKET AND DIVIDEND INFORMATION

Texaco Inc. common stock (symbol TX) is traded principally on the New York Stock Exchange. As of February 26, 1998, there were 212,887 shareholders of record. Texaco's common stock split, two-for-one, effective September 29, 1997. Texaco's common stock price reached a post-split high of $63 7/16, and closed December 31, 1997, at $54 3/8. The stock appreciation, plus quarterly dividends, provided a total return to Texaco shareholders of 14.3% for the year. The dividend was increased by 5.9% in the third quarter of 1997.

                                                  Common Stock Price Range*
                                     ---------------------------------------------------
                                         High          Low           High         Low             Dividends*
                                     -------------------------  -------------------------     -----------------
                                               1997                        1996                1997        1996
---------------------------------------------------------------------------------------------------------------
First Quarter                        $ 55 3/4      $ 48 7/8      $ 44 3/8      $ 37 3/4       $.425       $.40
Second Quarter                         57 7/16       50 1/2        44 1/4        39 7/16       .425        .40
Third Quarter                          61 11/16      54 11/32      48 1/16       41 9/16       .45         .425
Fourth Quarter                         63 7/16       51 1/8        53 9/16       45 3/4        .45         .425
---------------------------------------------------------------------------------------------------------------

*Reflects two-for-one stock split, effective September 29, 1997.


STOCK TRANSFER AGENT

Texaco Inc.
Investor Services
2000 Westchester Avenue
White Plains, NY 10650-0001
Phone: 1-800-283-9785
Fax: (914) 253-6286

NY DROP AGENT

ChaseMellon Shareholder Services
120 Broadway - 13th Floor
New York, NY 10271
Phone: (212) 374-2500
Fax: (212) 571-0871

CO-TRANSFER AGENT

Montreal Trust Company
151 Front Street West - 8th Floor
Toronto, Ontario, Canada M5J 2N1
Phone: 1-800-663-9097
Fax: (416) 981-9507


ANNUAL MEETING

Texaco Inc.'s Annual Shareholders Meeting will be held at the Rye Town Hilton, Rye Brook, NY, on Tuesday, April 28, 1998. A formal notice of the meeting, together with a proxy statement and proxy form, is being mailed to shareholders with this report.

INVESTOR SERVICES PLAN

The company's Investor Services Plan offers a variety of benefits to individuals seeking an easy way to invest in Texaco Inc. common stock. Enrollment in the Plan is open to anyone, and investors may make initial investments directly through the company. The Plan features dividend reinvestment, optional cash investments, and custodial service for stock certificates. Texaco's Investor Services Plan is an excellent way to start an investment program for family or friends. For a complete informational package, including a Plan prospectus, call 1-800-283-9785, e-mail at invest@texaco.com, or visit Texaco's Internet home page at www.texaco.com.

PUBLICATIONS FOR SHAREHOLDERS

In addition to the Annual Report, Texaco issues several financial and informational publications that are available free of charge to interested shareholders on request from Investor Services at the above address:

Texaco Inc.'s 1997 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission.

Financial and Operational Supplement - Comprehensive data on Texaco's 1997 activities.

Equal Opportunity and Texaco: A Report - A description of Texaco's programs that foster equal employment opportunity.

Equality and Fairness Task Force Report - A report prepared pursuant to the settlement in the civil rights action Roberts v. Texaco Inc.

Environment, Health and Safety Review - A report on Texaco's programs, policies and results in the areas of corporate responsibility.