Form 10-K, Exhibit 13
period 1998-12-31
TEXACO INC
filed 1999-03-26
CIK 97349

TEXACO 1998 ANNUAL REPORT                                                    23


Financial Table of Contents

Management's Discussion and Analysis                                         24

Description of Significant Accounting Policies                               41

Statement of Consolidated Income                                             43

Consolidated Balance Sheet                                                   44

Statement of Consolidated Cash Flows                                         45

Statement of Consolidated Stockholders' Equity                               46

Statement of Consolidated Nonowner Changes in Equity                         48

Notes to Consolidated Financial Statements

Note 1   Segment Information                                                 49

Note 2   Adoption of New Accounting Standards                                51

Note 3   Income Per Common Share                                             51

Note 4   Acquisition of Monterey Resources                                   52

Note 5   Inventories                                                         52

Note 6   Investments and Advances                                            52

Note 7   Properties, Plant and Equipment                                     55

Note 8   Foreign Currency                                                    55

Note 9   Taxes                                                               56

Note 10  Short-Term Debt, Long-Term Debt, Capital Lease Obligations
         and Related Derivatives                                             57

Note 11  Lease Commitments and Rental Expense                                59

Note 12  Employee Benefit Plans                                              60

Note 13  Stock Incentive Plan                                                63

Note 14  Preferred Stock and Rights                                          64

Note 15  Financial Instruments                                               65

Note 16  Other Financial Information, Commitments and Contingencies          67

Report of Management                                                         69

Report of Independent Public Accountants                                     69

Supplemental Oil and Gas Information                                         70

Supplemental Market Risk Disclosures                                         76

Selected Financial Data

Selected Quarterly Financial Data                                            77

Five-Year Comparison of Selected Financial Data                              78

Investor Information                                                         81

24                                                     TEXACO 1998 ANNUAL REPORT


Management's Discussion and Analysis

Introduction

In 1996, the Securities and Exchange Commission (SEC) issued plain English guidelines to improve shareholder communications. In 1997, we were the first major energy company to begin writing our Management's Discussion and Analysis (MD&A) in plain English. This year we continue to expand the use of plain English.

We were the first major energy company to write our MD&A in plain English.

In the MD&A, we explain the operating results and general financial condition of our company. The MD&A begins with a table of financial highlights that provides a financial picture of the company. The remainder of our MD&A consists of four main topics: Industry Review, Results of Operations, Analysis of Income by Operating Segments and Other Items.

     In the Industry Review, we discuss the economic factors that affected our industry in 1998. We also provide our near-term outlook for the industry.

     In the Results of Operations, we compare and describe changes in consolidated revenues, costs, expenses and income taxes. Summary schedules, showing results before and after special items, complete this section. Special items are significant events that affect our results but are outside the scope of normal current-year operations.

     In the Analysis of Income by Operating Segments, we show and discuss our operating segments: Exploration and Production (Upstream), Manufacturing, Marketing and Distribution (Downstream) and Global Gas Marketing. We also show and discuss Other Business Units and our Corporate/Non-operating results. Our discussion focuses on major business factors affecting our results.

     In the Other Items section, we discuss other important items:

o Liquidity and Capital Resources: Our program to manage cash, working capital and debt and other actions that provide us financial flexibility

o Capital and Exploratory Expenditures: Our program to invest in our business, especially in projects aimed at future growth

o Environmental Matters: A discussion about our expenditures relating to protection of the environment

o New Accounting Standards: A description of new accounting standards to be adopted

o Euro Conversion: The status of our program to convert to the new euro currency

o Year 2000: The status of our program to identify and correct our computers, software and related technologies to be year 2000 compliant

--------------------------------------------------------------------------------
Our discussions in the MD&A and other sections of this Annual Report contain forward-looking statements that are based upon our best estimate of the trends we know about or anticipate. Actual results may be different from our estimates. We have described in our 1998 Annual Report on Form 10-K the factors that could change these forward-looking statements.

TEXACO 1998 ANNUAL REPORT                                                     25


Financial Highlights

(Millions of dollars, except per share and ratio data)                                 1998            1997           1996
----------------------------------------------------------------------------------------------------------------------------
Revenues                                                                             $ 31,707        $ 46,667       $ 45,500
Income before special items and cumulative effect of accounting change               $    894        $  1,894       $  1,665
Special items                                                                            (291)            770            353
Cumulative effect of accounting change                                                    (25)             --             --
                                                                                     ---------------------------------------
Net income                                                                           $    578        $  2,664       $  2,018
Diluted income per common share (dollars)
  Income before special items and cumulative effect
    of accounting change                                                             $   1.59        $   3.45       $   3.03
  Special items                                                                          (.55)           1.42            .65
  Cumulative effect of accounting change                                                 (.05)             --             --
                                                                                     ---------------------------------------
  Net income                                                                         $    .99        $   4.87       $   3.68
Cash dividends per common share (dollars)                                            $   1.80        $   1.75       $   1.65
Total assets                                                                         $ 28,570        $ 29,600       $ 26,963
Total debt                                                                           $  7,291        $  6,392       $  5,590
Stockholders' equity                                                                 $ 11,833        $ 12,766       $ 10,372
Current ratio                                                                            1.07            1.07           1.24
Return on average stockholders' equity*                                                  4.9%           23.5%          20.4%
Return on average capital employed before special items*                                 6.5%           13.0%          12.8%
Return on average capital employed*                                                      5.0%           17.3%          14.9%
Total debt to total borrowed and invested capital                                       36.8%           32.3%          33.6%
============================================================================================================================

*Returns for 1998 exclude the cumulative effect of accounting change (see Note 2 to the financial statements).

Industry Review

Introduction

Crude oil prices have a major effect on our financial performance. The price of crude oil is determined in the international market by the often complex interaction of worldwide petroleum demand and supply. In 1998, crude oil prices were driven down by several factors which influenced demand and supply. These included economic activity, weather patterns and actions of the Organization of Petroleum Exporting Countries (OPEC). For 1998, WTI crude oil prices averaged $14.39 per barrel, or about 30% below the 1997 average.

Review of 1998

In 1998, the world experienced a severe economic crisis. Global economic growth averaged a meager 1.6%, significantly below the 4% growth recorded in 1997 and 1996.

     Economic activity varied widely among regions, with many Asian countries hit the hardest. Japan, the world's second-largest economy, experienced its worst downturn in the post-war period, caused by a collapse in consumer and investor confidence and severe banking problems. Several of developing Asia's key economies, including Indonesia, Hong Kong, Korea, Malaysia, Singapore and Thailand also plunged into recession, crippled by a regional financial crisis which began in July 1997.

     The financial turbulence eventually spread to Russia and Latin America. Russia's economy registered a steep decline. In Latin America, the heightened financial uncertainty ultimately pushed the large Brazilian economy into recession, and slowed growth in other Latin American countries. Moreover, weak commodity prices -- attributable in part to the slowdown in Asia -- curtailed economic growth in other areas, particularly the oil producing countries of the Middle East and Africa.

     In sharp contrast to the areas experiencing economic recession or stagnation, the U.S. and Western Europe enjoyed favorable economic conditions. U.S. growth remained robust as the economy benefited from lower interest rates, and Western Europe showed an improvement because of higher consumer spending.

26                                                     TEXACO 1998 ANNUAL REPORT


     Economic activity has a major effect on petroleum consumption. The deterioration in major portions of the global economy resulted in a substantial reduction in oil demand growth, which increased by only about 400,000 barrels per day (BPD) or 0.5% during 1998. This represents a dramatic slowing from the roughly 2 million BPD growth which occurred in both 1997 and 1996. Demand in Asia suffered the largest decline, about 500,000 BPD. This was a significant development, since growth in Asia had accounted for about half of the total worldwide increase in recent years. Moreover, warm weather at both the beginning and end of 1998 constrained oil consumption in the U.S. and Western Europe.

     Crude oil prices were further weakened by significant increases in petroleum supplies early in 1998. Specifically:

o OPEC countries set new, higher production quotas in late 1997 and proceeded to exceed them

o    U.N.-sanctioned crude oil exports from Iraq increased sharply

o    Production from non-OPEC countries also increased

     These actions led to a large increase in worldwide petroleum inventories. By mid-1998, OPEC, Mexico and a few other non-OPEC producers agreed to reduce their combined oil production by about 3 million BPD. Yet, in the face of lower demand, this attempt to improve the growing market imbalance did not prevent the slide in world oil prices. The market price of West Texas Intermediate (WTI) crude oil slipped from an average of about $16.70 per barrel in January to $11.30 per barrel during December.

ITEM 1
TEXACO'S U.S. REALIZED CRUDE OIL PRICE PER BARREL

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, ITEM 1.]

--------------------------------------------------------------------------------
In addition to lower worldwide crude oil prices, warmer than normal weather and excess capacity caused natural gas prices in the U.S. to decline almost 20%.

Near-Term Outlook

We have begun to see signs of stabilization in the global economic crisis, prompted by various steps taken by the U.S. and other industrialized countries, including:

o The cutting of interest rates by the U.S. Federal Reserve and other central banks

o An increase in the International Monetary Fund's loanable resources by more than $90 billion

o    A significant financial rescue package for Brazil

o Japanese banking reform legislation and implementation of fiscal measures to stimulate the economy

Although there are some preliminary indications that the troubled economies of Asia may be bottoming-out, improvements in the region could be partly offset by slower expansions in the U.S., Western Europe and Latin America. In addition, the Russian economy shows no signs of a near-term turnaround. Accordingly, we anticipate only a 1.7% increase in world economic output in 1999.

     These elements point to a continued weak oil market in 1999. OPEC's production cuts are due to expire in June, and it is unsure if they will be expanded, or even extended. In the absence of additional large-volume production reductions, high worldwide petroleum inventories are likely to constrain any significant recovery in oil prices through at least mid-1999.

Results of Operations

Revenues

Our consolidated worldwide revenues were $31.7 billion in 1998, $46.7 billion in 1997 and $45.5 billion in 1996. Approximately 80% of the decrease in 1998 resulted from the accounting for Equilon, a downstream joint venture in the United States we formed in January 1998. Under accounting rules, the significant revenues of the operations we contributed to this joint venture are no longer included in our consolidated revenues. Revenues, costs and expenses of the joint venture are reported net as "equity in income of affiliates" in our income statement.

Sales Revenues -- Price/Volume Effects

Our sales revenues decreased in 1998 due to historically low commodity prices throughout our global markets. Crude oil, natural gas and refined product prices were all lower. Partly offsetting lower sales revenue due to declining prices were higher volumes. We continue to expand our production and sales volumes through successful capital investments and focused market expansion. Worldwide production in

TEXACO 1998 ANNUAL REPORT                                                     27


1998 increased by 9% following an increase of 6% in 1997. These increases span our global areas of operations including the United States, the U.K. and the Partitioned Neutral Zone. Refined product sales growth included expanded activities in Latin America and Europe. We also expanded our aviation, marine and other refined product trading activities in the U.S., which are handled outside the joint ventures. Natural gas sales also grew as we expanded our marketing activities in the United States.

Other Revenues

Other revenues include our equity in the income of affiliates, income from asset sales and interest income. Results for 1998 show a decrease in other revenues. Equity in income of affiliates decreased in 1998, mostly due to a decline in Caltex' results and special charges recorded by several of our affiliates. This decline was partly offset by the inclusion of results for Equilon. Income from asset sales was also lower in 1998. In 1997 we sold a 15% interest in the U.K. North Sea Captain field and our upstream interests in Myanmar.

Costs and Expenses

Costs and expenses from operations were $30.5 billion in 1998, $42.9 billion in 1997 and $42.0 billion in 1996. Similar to the explanation of revenues, the decrease for both costs and expenses for 1998 is largely due to the equity accounting treatment for our joint venture company, Equilon. The impact of lower prices, which reduced our cost of goods sold, was partly offset by higher purchased volumes.

     Special items recorded by our subsidiaries increased costs and operating expenses in 1998 by $382 million. Principal charges were for inventory valuation adjustments, asset write-downs and employee separation costs. Inventory valuation adjustments to reflect lower market prices for crude oil and refined products increased costs by $99 million.

     Asset write-downs, which increased depreciation expense by $150 million, resulted from impairments primarily in our upstream operations. These and other asset impairments that we have recognized since initially applying the provisions of SFAS 121 have been driven by specific events, such as the sale of properties or downward revisions in underground reserve quantities, not changes in prices used to calculate future revenues by year. In performing our impairment reviews of assets not held for sale, we use our best judgment in estimating future cash flows. This includes our outlook of commodity prices based on our view of supply and demand forecasts and other economic indicators. Our present outlook is that prices will recover from their low levels that existed at the end of 1998. If in the future we change this view, asset impairments may result.

     Employee separation costs increased our other expenses by approximately $133 million. In the fourth quarter of 1998, we announced reorganizations for several of our operations and began implementing other cost-cutting initiatives to reduce costs and improve focus in growth areas. As a result, we accrued for employee severance costs. The principal units affected were our worldwide upstream operations, our North America natural gas operations, our marketing operations in the U.K. and Brazil, our manufacturing operations in Panama, and our corporate center. We expect that the reorganizations and other initiatives will be substantially completed by the end of the first quarter of 1999. For additional information, see Note 12 to the financial statements.

     Special charges in 1997 were $136 million principally for asset write-downs and royalty litigation issues, and $152 million in 1996 for employee separation and litigation matters.

     Interest expense for 1998 increased due to higher average debt levels after a slight decrease in 1997.

     During 1998 we kept tight control over expenses as we continued to grow our business. Our success is illustrated by the chart below.

ITEM 2
CASH EXPENSES PER BARREL

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, ITEM 2.]


In 1998, we targeted about $650 million in annual pre-tax cost savings through the year 2000.

28                                                     TEXACO 1998 ANNUAL REPORT


Income Taxes

Income tax expense was $98 million in 1998, $663 million in 1997 and $965 million in 1996. The decrease in 1998 is mostly due to lower income. The year 1997 included a $488 million benefit for an IRS settlement. The years 1998 and 1996 included benefits of $43 million and $188 million from the sales of interests in a subsidiary.

Income Summary Schedules

The following schedules show results before and after special items and before the cumulative effect of accounting change. A full discussion of special items is included in our Analysis of Income by Operating Segments.

Income (loss)

(Millions of dollars)                                            1998       1997      1996
-------------------------------------------------------------------------------------------
Income before special items
  and cumulative effect of accounting change                  $   894    $ 1,894    $ 1,665
-------------------------------------------------------------------------------------------
Special items:
  Inventory valuation adjustments                               (142)        --         --
  Asset write-downs                                               (93)       (41)        --
  Employee separation costs                                       (80)        --        (65)
  Caltex reorganization                                           (43)        --         --
  U.S. joint venture formation issues                             (21)        --         --
  Gains on major asset sales                                       20        367        194
  Tax benefits on asset sales                                      43         --        188
  Tax and other issues                                             25        444         36
                                                              -----------------------------
   Total special items                                           (291)       770        353
-------------------------------------------------------------------------------------------
     Income before cumulative effect of accounting change     $   603    $ 2,664    $ 2,018
===========================================================================================


The following schedule further details our results:

--------------------------------------------------------------------------------
Income (loss)

                                                                              Before Special Items               After Special Items
                                                                        --------------------------       ---------------------------
(Millions of dollars)                                                   1998       1997       1996       1998       1997       1996
------------------------------------------------------------------------------------------------------------------------------------
Exploration and production
  U.S                                                                $   381    $ 1,038    $ 1,074    $   301    $   990    $ 1,074
  International                                                          172        474        466        120        807        493
                                                                     ---------------------------------------------------------------
   Total                                                                 553      1,512      1,540        421      1,797      1,567
------------------------------------------------------------------------------------------------------------------------------------
Manufacturing, marketing and distribution
  U.S                                                                    278        311        236        223        324        210
  International                                                          503        524        249        332        508        447
                                                                     ---------------------------------------------------------------
   Total                                                                 781        835        485        555        832        657
------------------------------------------------------------------------------------------------------------------------------------
Global gas marketing                                                     (35)       (43)        34        (18)       (43)        34
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                             1,299      2,304      2,059        958      2,586      2,258
------------------------------------------------------------------------------------------------------------------------------------
Other business units                                                       7          5         10          7          5         10
Corporate/Non-operating                                                 (412)      (415)      (404)      (362)        73       (250)
                                                                     ---------------------------------------------------------------
   Income before cumulative effect of accounting change              $   894    $ 1,894    $ 1,665    $   603    $ 2,664    $ 2,018
====================================================================================================================================


Analysis of Income by Operating Segments

Upstream

In our upstream business, we explore for, find, produce and sell crude oil, natural gas liquids and natural gas.

     Our upstream operations were significantly challenged in 1998, due to lower crude oil and natural gas prices. The following discussion will focus on how the low-price environment and other business factors affected our earnings. We will present our U.S. and international results and conclude our discussion with some forward-looking comments. The U.S. results include some minor Canadian operations which were sold in December 1998.

TEXACO 1998 ANNUAL REPORT                                                     29


United States Upstream

(Millions of dollars, except as indicated)                                               1998              1997                1996
------------------------------------------------------------------------------------------------------------------------------------
Operating income before special items                                                 $   381           $ 1,038           $   1,074
------------------------------------------------------------------------------------------------------------------------------------
Special items:
  Asset write-downs                                                                       (51)              (31)                 --
  Employee separation costs                                                               (29)               --                  --
  Gains on major asset sales                                                               --                26                  --
  Tax and other issues                                                                     --               (43)                 --
                                                                                      ----------------------------------------------
   Total special items                                                                    (80)              (48)                 --
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                      $   301           $   990           $   1,074
------------------------------------------------------------------------------------------------------------------------------------
Selected Operating Data:
Net production
  Crude oil and NGL (thousands of barrels a day)                                          433               396                 388
  Natural gas available for sale (millions of cubic feet a day)                         1,679             1,706               1,675
Average realized crude price (dollars per barrel)                                     $ 10.60           $ 17.34           $   17.93
Average realized natural gas price (dollars per MCF)                                  $  2.00           $  2.37           $    2.19
Exploratory expenses (millions of dollars)                                            $   257           $   189           $     153
Production costs (dollars per barrel)                                                 $  4.07           $  3.94           $    3.82
Return on average capital employed before special items                                  6.0%             21.2%               23.7%
Return on average capital employed                                                       4.8%             20.2%               23.7%
====================================================================================================================================

What happened in the United States?

Business Factors

PRICES Lower prices in 1998 reduced earnings by $647 million. Our average realized crude oil price decreased 39% to $10.60 per barrel. This follows a 3% decrease in 1997. In 1998, crude oil prices plummeted to over 20 year lows in the fourth quarter. Our average realized natural gas price decreased 16% in 1998 to $2.00 per MCF. This follows an 8% increase in 1997.

PRODUCTION Our production increased 5% in 1998. This follows a 2% increase in 1997. The increases are due to the acquisition of heavy oil producer Monterey Resources in November 1997. We also had new production in the Gulf of Mexico and higher production from our Kern River field in California. These production increases more than offset natural field declines. Our production increased 5% in 1998 while the U.S. industry average decreased 3%.

ITEM 3
U.S. PRODUCTION

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, ITEM 3.]

--------------------------------------------------------------------------------
EXPLORATORY EXPENSES We expensed $257 million on exploratory activity in 1998, an increase of 36%. In 1998, we continued to focus our exploration efforts in Texas, Louisiana, California and offshore opportunities in the Gulf of Mexico. In 1997, we began spending more money in these areas, contributing to the increase over 1996.

30                                                     TEXACO 1998 ANNUAL REPORT

Other Factors

Our production costs per barrel have increased over the last two years. This increase is due to higher depreciation expenses and production costs associated with the acquired Monterey properties. However, applying our enhanced oil recovery techniques to the acquired Monterey fields has reduced cash lifting costs for these properties by over $1 per barrel.

ITEM 4
U.S. PRODUCTION COSTS PER BARREL

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, ITEM 4.]

Special Items

Results for 1998 included asset write-downs of $51 million for impaired properties in Louisiana and Canada and $29 million for employee separation costs.

     The employee separation costs result from our announced worldwide restructuring which should be completed by the end of the first quarter of 1999. This restructuring is expected to yield significant annual cost savings.

     The impaired Louisiana property represents an unsuccessful enhanced recovery project. We determined in the fourth quarter of 1998 that the carrying value of this property exceeded future undiscounted cash flows. Fair value was determined by discounting expected future cash flows. The Canadian properties were impaired following our decision in October 1998 to exit the upstream business in Canada. These properties were written down to their sales price with the sale closing in December 1998.

     Results for 1997 included a charge of $31 million for asset write-downs, a gain of $26 million from the sale of gas properties in Canada and a $43 million charge for expense accruals associated with royalty and tax issues.

--------------------------------------------------------------------------------
International Upstream

(Millions of dollars, except as indicated)                                                  1998             1997             1996
------------------------------------------------------------------------------------------------------------------------------------
Operating income before special items                                                     $   172           $   474          $   466
------------------------------------------------------------------------------------------------------------------------------------
Special items:
     Asset write-downs                                                                        (42)              (10)              --
     Employee separation costs                                                                (10)               --               --
     Gains on major asset sales                                                                --               328               --
     Tax and other issues                                                                      --                15               27
                                                                                          ------------------------------------------
          Total special items                                                                 (52)              333               27
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                          $   120           $   807          $   493
------------------------------------------------------------------------------------------------------------------------------------
Selected Operating Data:
Net production
     Crude oil and NGL (thousands of barrels a day)                                           497               437              399
     Natural gas available for sale (millions of cubic feet a day)                            548               471              382
Average realized crude price (dollars per barrel)                                         $ 11.20           $ 17.64          $ 19.55
Average realized natural gas price (dollars per MCF)                                      $  1.62           $  1.66          $  1.79
Exploratory expenses (millions of dollars)                                                $   204           $   282          $   226
Production costs (dollars per barrel)                                                     $  3.74           $  4.30          $  4.47
Return on average capital employed before special items                                      5.5%             17.9%            19.1%
Return on average capital employed                                                           3.9%             30.5%            20.2%
====================================================================================================================================

TEXACO 1998 ANNUAL REPORT                                                     31


WHAT HAPPENED IN THE INTERNATIONAL AREAS?

Business Factors

PRICES Lower prices reduced 1998 earnings by $503 million. Our average realized crude oil price decreased 37% to $11.20 per barrel. This follows a 10% decrease in 1997. This trend of lower prices began in late 1997 and continued throughout 1998 with prices dropping to over 20 year lows in the fourth quarter. Our average realized natural gas price decreased 2% in 1998 to $1.62 per MCF. This follows a 7% decrease in 1997.

PRODUCTION Our production had double-digit growth over the last two years. The 1998 increase is attributable to a full year's production in the U.K. North Sea from the Captain and Erskine fields and new production from the Galley field. Combined production from these fields averaged 78 thousand barrels-of-oil-equivalent per day in 1998. Production also grew in the Partitioned Neutral Zone and Indonesia. Our natural gas production at the Dolphin field in Trinidad and from the Chuchupa field offshore Colombia also contributed to our production growth over the last two years. Our 1998 production increased 14% following an 11% increase in 1997.

ITEM 5
INTERNATIONAL PRODUCTION

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, ITEM 5.]

--------------------------------------------------------------------------------
EXPLORATORY EXPENSES We expensed $204 million on exploration activity in 1998, a decrease of 28%. During the last half of 1998 we slowed activities in the Far East. However, we continued our initiatives to increase future production as we focused on new prospects in the U.K. North Sea and West Africa.

ITEM 6
INTERNATIONAL EXPLORATORY EXPENSES

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, ITEM 6.]

--------------------------------------------------------------------------------
Other Factors

Our production costs per barrel for 1998 were $3.74, down 13%. As we raised production and maintained control of expenses, our costs per barrel decreased.

     Operating results included non-cash currency translation effects. Years 1998 and 1996 included charges of $2 million and $38 million while 1997 included a benefit of $21 million. These effects are derived from our British pound deferred income tax liability. When the pound strengthens against the U.S. dollar, we recognize a charge and when the pound weakens we experience a benefit.

ITEM 7
INTERNATIONAL PRODUCTION COSTS PER BARREL

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, ITEM 7.]

--------------------------------------------------------------------------------
Special Items

Results for 1998 included a write-down of $42 million for the impairment of our investment in the Strathspey field in the U.K. North Sea and employee separation costs of $10 million from an announced restructuring which is expected to yield annual cost savings.

     The Strathspey impairment was caused by a downward revision in the fourth quarter of 1998 of the estimated volume of the field's proved reserves. Fair value was determined by discounting expected future cash flows.

32                                                     TEXACO 1998 ANNUAL REPORT


     Results for 1997 included a $10 million charge for asset write-downs and gains on asset sales of $328 million. These sales included a 15% interest in the Captain field in the U.K. and investments in an Australian pipeline system and the company's Myanmar operations. Also, 1997 included a $15 million prior period tax benefit. Results for 1996 included a non-cash gain of $27 million for a Danish deferred tax benefit.

LOOKING FORWARD IN THE WORLDWIDE UPSTREAM

We will continue to cost-effectively explore for, develop and produce crude oil and natural gas reserves. Our areas of focus include:

o The Gulf of Mexico where we hold a significant inventory of valuable exploration and development acreage

o Areas rich in heavy oil reserves, where we will apply our world class enhanced oil recovery techniques

o In the U.K. North Sea, where several fields are slated to phase in production in the years 1999 - 2001

o In Kazakhstan, where we have a 20% interest in the Karachaganak oil and gas field

o In West Africa, where we recently announced a major oil discovery offshore Nigeria, and in Latin America

We expect $200 million in annual pre-tax cost savings from our recent upstream restructuring.

Downstream

In our downstream business, we refine, transport and sell crude oil and products, such as gasoline, fuel oil and lubricants.

     Our U.S. downstream includes operations in the Equilon area and the Motiva area. The Equilon area includes western and midwestern refining and marketing operations, and nationwide trading, transportation and lubricants activities. Our 1998 results in this area are our share of the earnings of our joint venture with Shell, named Equilon, which began operations on January 1, 1998. We have a 44% interest in Equilon. Results for 1997 and 1996 are for our subsidiary operations in this same area. The Motiva area includes eastern and Gulf Coast refining and marketing operations. Our 1998 results are, for the last half of the year, our share of the earnings of our joint venture with Shell and Saudi Refining, Inc., named Motiva, which began operations on July 1, 1998. We have a 32.5% interest in Motiva. Results for the first half of 1998 and the years 1997 and 1996 are for our share of our joint venture with Saudi Refining, Inc., named Star. We had a 50% interest in Star.

     Internationally, our downstream operations are reported separately as Latin America and West Africa and Europe. We also have a 50% joint venture with Chevron named Caltex which operates in Africa, Asia, Australia, the Middle East and New Zealand.

     In the U.S. and international operations, we also have other businesses, which include aviation and marine product sales and other refined product trading activity.

     We will present our U.S. and international results and conclude our discussion with some forward-looking comments.

--------------------------------------------------------------------------------
United States Downstream

(Millions of dollars, except as indicated)                   1998        1997       1996
----------------------------------------------------------------------------------------
Operating income before special items                     $   278     $   311    $   236
----------------------------------------------------------------------------------------
Special items:
  Inventory valuation adjustments                             (34)         --         --
  Employee separation costs                                    --          --         (1)
  U.S. joint venture formation issues                         (21)         --         --
  Gains (losses) on major asset sales                          --          13        (25)
                                                         -------------------------------
   Total special items                                        (55)         13        (26)
----------------------------------------------------------------------------------------
Operating income                                          $   223     $   324    $   210
----------------------------------------------------------------------------------------
Selected Operating Data:

Refinery input (thousands of barrels a day)                   698         747        724
Refined product sales (thousands of barrels a day)          1,203       1,022      1,036
Return on average capital employed before special items      9.6%        9.8%       7.4%
Return on average capital employed                           7.7%       10.2%       6.6%
========================================================================================

TEXACO 1998 ANNUAL REPORT                                                     33


WHAT HAPPENED IN THE UNITED STATES?

Equilon Area These operations contributed 79% of our 1998 operating income before special items. The 1998 earnings were flat when compared with 1997. Strong transportation and lubricants earnings as well as cost and expense reductions were offset by the effects of significant downtime at certain refineries, lower margins and interest expense. Refined product sales volumes increased. This includes a 4% growth in Texaco branded gasoline sales. We achieved higher results for 1997 from improved refining margins, better run-rates at our refineries and effective cost cutting. In 1996, increased crude oil costs late in the year sent margins downward from a second quarter peak.

Motiva Area These operations contributed 21% of our 1998 operating income before special items. The 1998 earnings were lower due to refinery downtime coupled with lower refining margins. Refined product sales were higher as a result of our new joint venture and an increase in Texaco branded gasoline sales of 2%. The year 1997 benefited from improved Gulf Coast refining margins while 1996 earnings were adversely affected by refinery disruptions that lowered yields.

Special Items Results for 1998 included a charge for inventory valuation adjustments of $34 million to reflect lower market prices for crude oil and refined products and a net charge of $21 million for U.S. alliance formation issues. This net charge includes charges of $52 million for employee separations and $45 million for asset write-downs of closed facilities and surplus equipment and other expenses. Also included in other net charges were gains of $76 million for the Federal Trade Commission-mandated sales of the Anacortes refinery and Plantation pipeline. Results for 1997 included a gain of $13 million from the sale of our credit card business. Results for 1996 included charges of $26 million primarily related to the sale of a propylene oxide/methyl tertiary butyl ether (PO/MTBE) manufacturing site in Texas.


--------------------------------------------------------------------------------
International Downstream

(Millions of dollars, except as indicated)                   1998        1997        1996
-----------------------------------------------------------------------------------------
Operating income before special items                     $   503     $   524     $   249
-----------------------------------------------------------------------------------------
Special items:
  Inventory valuation adjustments                            (108)         --          --
  Employee separation costs                                   (20)         --         (21)
  Caltex reorganization                                       (43)         --          --
  Gains on major asset sales                                   --          --         219
  Tax and other issues                                         --         (16)         --
                                                          -------------------------------
   Total special items                                       (171)        (16)        198
-----------------------------------------------------------------------------------------
Operating income                                          $   332     $   508     $   447
-----------------------------------------------------------------------------------------
Selected Operating Data:
Refinery input (thousands of barrels a day)                   832         804         762
Refined product sales (thousands of barrels a day)          1,685       1,563       1,552
Return on average capital employed before special items      8.1%        8.9%        4.5%
Return on average capital employed                           5.3%        8.7%        8.0%
=========================================================================================

WHAT HAPPENED IN THE INTERNATIONAL AREAS?

Latin America and West Africa Our operations in Latin America and West Africa contributed 63% of 1998 operating income before special items. Refined product sales volumes increased due to service station acquisitions and the expansion of our industrial customer base. We also realized improved refinery operations in Panama. In 1997, earnings increased due to higher refining margins and a growth in product sales volumes.

Europe Our European operations contributed 25% of 1998 operating income before special items. Earnings increased significantly from improved refining and marketing margins. Additionally, we grew our refined product sales volumes by increasing retail outlets and obtaining new commercial business. In 1997, earnings increased as general industry conditions improved from the historically low levels experienced in 1996.

34                                                     TEXACO 1998 ANNUAL REPORT


     Results for 1998 and 1996 included non-cash currency charges of $3 million and $20 million related to deferred income taxes that are denominated in British pounds while 1997 had a $7 million benefit.

Caltex Our Caltex operations contributed 9% of 1998 operating income before special items. In 1998, our share of Caltex' results was $163 million lower. The dramatic earnings decline was due to currency-related losses in 1998 versus gains in 1997. The year-to-year earnings decline due to currency effects was $204 million. Excluding currency effects, Caltex' results in 1998 improved as both margins and volumes were higher. This improvement was accomplished in spite of the economic downturn experienced by many Asian economies. Our share of Caltex' results in 1997, excluding currency-related gains of $101 million, was basically unchanged from 1996. Strong operational results in the first nine months of 1997 eroded in the fourth quarter due to the economic crisis in Southeast Asia.

     In the Caltex area, most of our operations have a net liability exposure which creates currency losses when foreign currencies strengthen against the U.S. dollar and currency gains when these currencies weaken against the U.S. dollar. Effective October 1, 1997, Caltex changed the functional currency used to account for operations in Korea and Japan to the U.S. dollar.

ITEM 8
INTERNATIONAL REFINERY INPUT

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, ITEM 8.]

--------------------------------------------------------------------------------
Special Items Results for 1998 included a charge for inventory valuation adjustments of $108 million to reflect lower market prices for crude oil and refined products, employee separation costs of $20 million associated with various cost-cutting initiatives, mostly in the U.K., Panama and Brazil, and a charge of $43 million for a reorganization program in Caltex.

     The Caltex charge results from their decision to structure their organization along functional lines and to reduce costs by establishing a shared service center in the Philippines. In implementing this change, Caltex will relocate its headquarters from Dallas to Singapore. About $35 million of the charge relates to severance and other retirement benefits for about 200 employees not relocating, write-downs of surplus furniture and equipment and other costs. The balance of the charge is for severance costs in other affected areas and amounts spent in relocating employees to the new shared service center.

     Results for 1997 included a charge of $16 million primarily for a European deferred tax adjustment. Results for 1996 included a charge for employee separations of $21 million and a gain of $219 million related to the sale of Caltex' interest in Nippon Petroleum Refining Company, Limited.

LOOKING FORWARD IN THE WORLDWIDE DOWNSTREAM

We anticipate that our joint ventures with Shell and Saudi Refining, Inc. will continue to lower costs and capture synergies. Our share of these annual pre-tax cost reductions is expected to be over $300 million. We will continue to expand in Latin America. In addition, our share of the annual pre-tax cost savings from the Caltex reorganization is expected to be $25 million.

Global Gas Marketing

(Millions of dollars, except as indicated)               1998       1997       1996
-----------------------------------------------------------------------------------
Operating income (loss)
  before special items                                $   (35)   $   (43)   $    34
-----------------------------------------------------------------------------------
Special items:
  Employee separation costs                                (3)        --         --
  Gain on major asset sales                                20         --         --
                                                      -----------------------------
   Total special items                                     17         --         --
-----------------------------------------------------------------------------------
Operating income (loss)                               $   (18)   $   (43)   $    34
-----------------------------------------------------------------------------------
Natural gas sales (millions
  of cubic feet per day)                                3,764      3,452      2,937
===================================================================================

Global gas marketing purchases natural gas and natural gas products from our upstream operations and others for resale, and operates natural gas processing plants and pipelines in the United States.

TEXACO 1998 ANNUAL REPORT                                                     35


     Our global gas marketing results in both 1998 and 1997 were adversely affected by losses associated with our start-up wholesale and retail marketing activities in the United Kingdom. We exited the U.K. wholesale gas marketing business in October 1998. Weak natural gas and natural gas liquids margins in the U.S. also contributed to the poor results. Milder than normal temperatures reduced demand and squeezed margins. In 1996, natural gas marketing margins in the U.S. were strong, especially in the first quarter.

Special Items Results for 1998 included employee separation costs of $3 million associated with an announced restructuring and a gain of $20 million on the sale of an interest in our Discovery pipeline affiliate. The restructuring is expected to yield annual pre-tax cost savings of $20 million.

LOOKING FORWARD IN GLOBAL GAS MARKETING

Operations will focus on more profitable trading markets. We will also exit the retail gas marketing business in the United Kingdom.

Other Business Units

(Millions of dollars)                           1998          1997          1996
--------------------------------------------------------------------------------
Operating income                               $   7         $   5         $  10
================================================================================

Our other business units include insurance activity and power generation and gasification operations. There were no significant items in our three-year results.

Corporate/Non-operating

(Millions of dollars)                            1998         1997         1996
--------------------------------------------------------------------------------
Results before special items                    $(412)       $(415)       $(404)
--------------------------------------------------------------------------------
Special items:
  Employee separation costs                       (18)          --          (43)
  Tax benefits on asset sales                      43           --          188
  Tax and other issues                             25          488            9
                                                --------------------------------
   Total special items                             50          488          154
--------------------------------------------------------------------------------
Total Corporate/
  Non-operating                                 $(362)       $  73        $(250)
================================================================================

Corporate/Non-operating includes our corporate center and financing activities. Over the last three years, our corporate and non-operating results before special items have been relatively flat. The year 1998 includes lower overhead and tax expense as well as higher interest income mostly offset by interest expense from higher average debt levels.

Special Items Results for 1998 included a charge of $18 million for employee separation costs associated with our corporate center reorganization and other cost-cutting initiatives which are expected to reduce annual pre-tax costs by $60 million. Also included in 1998 results are tax benefits of $43 million for the sales of interests in a subsidiary and a benefit of $25 million to adjust for prior years' federal tax liabilities. The year 1997 included a tax benefit of $488 million for an IRS settlement. Results for 1996 included a charge of $43 million for employee separation costs, a tax benefit of $188 million from the sale of an interest in a subsidiary, a tax benefit of $41 million from adjusting prior years' state tax expenses, and a charge of $32 million for expense accruals for litigation issues.

Other Items

Liquidity and Capital Resources

INTRODUCTION The Statement of Consolidated Cash Flows on page 45 reports the changes in cash balances for the last three years, and summarizes the inflows and outflows of cash between operating, investing and financing activities. Our cash-requirement strategy is to rely on cash from operations, supplemented by outside borrowings and the proceeds from the sale of non-strategic assets.

     The main components of cash flows are:

INFLOWS Cash from operating activities represents net income adjusted for non-cash charges or credits, such as depreciation, depletion and amortization, and changes in working capital and other balances. Cash from operating activities excludes exploratory expenses, which we show as an investing activity. In 1998, cash from operating activities of $2,544 million is significantly lower than the prior year primarily due to lower prices. For more detailed insight into our financial and operational results, see Analysis of Income by Operating Segments on the preceding pages.

     Net new borrowings in 1998 were $1,052 million compared to $498 million in 1997. Our strong cash management policies have provided us with the resources to obtain cash necessary to supplement our funding requirements when faced with deteriorating market conditions such as lower crude oil and natural gas prices. During the year, we borrowed $280 million associated with assets in the U.K. North Sea, $691 million from our existing "shelf" registrations, including $191 million under our medium-term note program, and $94 million from the issuance of Zero Coupon Notes in Brazil. We also increased the amount

36                                                     TEXACO 1998 ANNUAL REPORT


of our commercial paper by $725 million during the year, to a total of $1.6 billion at year-end. See Note 10 to the financial statements for total outstanding debt, including 1998 borrowings.

     After December 31, 1998, we issued an additional $500 million from our existing "shelf" registration to refinance existing short-term debt.

We maintain strong credit ratings and access to global financial markets providing us flexibility to borrow funds at low capital costs. Our senior debt is rated A+ by Standard & Poor's Corporation and A1 by Moody's Investors Service. Our U.S. commercial paper is rated A-1 by Standard & Poor's and Prime-1 by Moody's. These ratings denote high quality investment grade securities. Our debt has an average maturity of 10 years and a weighted average interest rate of 7.0%. We also maintain $2.05 billion in revolving credit facilities, which remain unused, to provide additional support for liquidity and our commercial paper program.

     Cash from affiliates of $612 million was received from Equilon, representing formation payments. In February 1999, we received $101 million from Equilon for the payment of notes receivable.

OUTFLOWS Capital and exploratory expenditures (Capex) were $3,101 million in 1998 -- The section on page 37 describes in more detail the uses of our Capex dollars.

We continue our commitment to return value to our shareholders through a sustained dividend policy.

Payments of dividends were $1,057 million in 1998 -- $952 million to common, $53 million to preferred and $52 million to shareholders who hold a minority interest in Texaco subsidiary companies.

Purchases of common stock were $579 million in 1998 -- In the first quarter of 1998, we purchased $105 million of our common stock. In March 1998, we announced our intention to purchase up to an additional $1 billion of our common stock, subject to market conditions, through open market purchases or privately negotiated transactions. Under this program, we purchased $474 million in the second and third quarters of 1998. Purchases under this program have been suspended for an indefinite period.

     The following table reflects our key financial indicators:

(Millions of dollars, except as indicated)           1998       1997       1996
--------------------------------------------------------------------------------
Current ratio                                        1.07       1.07       1.24
Total debt                                        $ 7,291    $ 6,392    $ 5,590
Average years debt maturity                            10         11         12
Average interest rates                               7.0%       7.2%       7.5%

Minority interest in
   subsidiary companies                           $   679    $   645    $   658
Stockholders' equity                              $11,833    $12,766    $10,372
Total debt to total borrowed
  and invested capital                              36.8%      32.3%      33.6%


OUTLOOK We consider our financial position to be sufficiently strong to meet our anticipated future financial requirements. Our financial policies and procedures afford us flexibility to meet the changing landscape of our financial environment while assuring that the appropriate safeguards are in effect to provide adequate internal controls for all transactions. Cash required to service debt maturities in 1999 is projected to be about $500 million, which we intend to refinance.

     While projections for a low price scenario extend through 1999, we feel that our cash from operating activities, coupled with our borrowing capacity, will allow us to meet our Capex requirements and continue to provide substantial return to our shareholders in the form of dividends.

MANAGING MARKET RISK We are exposed to the following types of market risks:

o  The price of crude oil, natural gas and petroleum products

o  The value of foreign currencies in relation to the U.S. dollar

o  Interest rates

TEXACO 1998 ANNUAL REPORT                                                     37


We enter into arrangements such as futures contracts, swaps and options to manage our exposure to these risks within established guidelines. Our written policies for engaging in these transactions limit our exposure and do not allow for speculation. These arrangements do not expose us to material adverse effects. See Notes 10, 15 and 16 to the financial statements and Supplemental Market Risk Disclosures on page 76 for additional information.

Capital and Exploratory Expenditures

1998 ACTIVITY Worldwide capital and exploratory expenditures, including our share of affiliates, were $4.0 billion for the year 1998, $5.9 billion for 1997 and $3.4 billion in 1996. The year 1997 included the $1.4 billion acquisition of Monterey Resources Inc., a producing company primarily in California. Excluding this acquisition, Texaco's expenditures in 1998 reflect the deferral of certain projects due to the low-price environment. Expenditures were geographically and functionally split as follows:

ITEM 9
CAPITAL AND EXPLORATORY EXPENDITURES--GEOGRAPHICAL

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, ITEM 9.]


ITEM 10
CAPITAL AND EXPLORATORY EXPENDITURES--FUNCTIONAL

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE.
 SEE APPENDIX, ITEM 10.]

--------------------------------------------------------------------------------
EXPLORATION AND PRODUCTION Significant areas of investment included:

o High-impact development and exploratory projects in the deepwater Gulf of Mexico

o  Enhanced oil recovery spending in California and Indonesia

o Exploratory activity in promising international areas, including Nigeria, the U.K., Angola and Trinidad

o  Development work in the U.K. North Sea, Indonesia and other promising areas

o  Continued investments, though at a slowed pace, in Eurasia

MANUFACTURING, MARKETING AND DISTRIBUTION AND OTHER Investments in downstream facilities included:

o Refining and marketing investments by two newly formed alliances in the United States

o  Marketing expansion throughout promising areas of Latin America

o  Investments associated with the Caltex refinery in Thailand

38                                                     TEXACO 1998 ANNUAL REPORT

The following table details our capital and exploratory expenditures:


------------------------------------------------------------------------------------------------------------------------------------
                                                                    1998                          1997                          1996
                                              --------------------------    --------------------------    --------------------------
                                                        Inter-                        Inter-                        Inter-
(Millions of dollars)                           U.S.  national     Total     U.S.   national     Total     U.S.    national    Total
------------------------------------------------------------------------------------------------------------------------------------
Exploration and production
  Exploratory expenses                        $  257    $  204    $  461    $  189    $  282    $  471    $  153    $  226    $  379
  Capital expenditures
   Acquisition of Monterey
    Resources Inc.                                --        --        --     1,448        --     1,448        --        --        --
   Other                                       1,182     1,068     2,250     1,406     1,127     2,533       990       902     1,892
------------------------------------------------------------------------------------------------------------------------------------
  Total exploration and
    production                                 1,439     1,272     2,711     3,043     1,409     4,452     1,143     1,128     2,271
Manufacturing, marketing
  and distribution                               433       726     1,159       429       848     1,277       357       658     1,015

Global gas marketing                             115        --       115       142         2       144       103         7       110
Other                                             33         1        34        55         2        57        33         2        35
------------------------------------------------------------------------------------------------------------------------------------
Total                                         $2,020    $1,999    $4,019    $3,669    $2,261    $5,930    $1,636    $1,795    $3,431
------------------------------------------------------------------------------------------------------------------------------------
Total, excluding affiliates                   $1,528    $1,496    $3,024    $3,421    $1,718    $5,139    $1,535    $1,338    $2,873
====================================================================================================================================

1999 AND BEYOND Spending for 1999 is expected to be $3.7 billion. We realize that future profitability is in large part dependent upon successful investments today. Even in the current low-price environment, we feel it is important to continue to prudently allocate capital resources on projects which often have long lead times and which will generate attractive returns in the future.

     In the upstream, development spending will be directed toward projects in the U.S. deepwater Gulf of Mexico, the U.K. North Sea and Denmark. Major exploration projects will include Nigeria, Angola and Trinidad. In the downstream, capital requirements funded by our affiliates Equilon, Motiva and Caltex, will be slightly lower in 1999. In the European and Latin American downstream areas, 80% of the expenditures relate to marketing operations. Most of the manufacturing capital will be spent at the Pembroke plant in the U.K. We will also increase our capital spending for power generation projects, mostly through affiliates.

Environmental Matters

The cost of compliance with federal, state and local environmental laws in both the U.S. and international continues to be substantial. Using definitions and guidelines established by the American Petroleum Institute, our 1998 environmental spending was $807 million. This includes our equity share in the environmental expenditures of our major affiliates, Equilon, Motiva and its predecessor Star, and the Caltex Group of Companies. The following table provides our environmental expenditures for the past three years:

(Millions of dollars)                             1998         1997         1996
--------------------------------------------------------------------------------
Capital expenditures                              $175         $162         $185
Non-capital:
  Ongoing operations                               495          538          561
  Remediation                                       93           79          111
  Restoration and
     abandonment                                    44           46           48
                                                  ------------------------------
Total environmental
     expenditures                                 $807         $825         $905
================================================================================

CAPITAL EXPENDITURES

Our spending for capital projects in 1998 was $175 million. These expenditures were made to comply with clean air and water regulations as well as waste management requirements. In the United States, reformulated gasoline must meet more stringent emission requirements in the year 2000. As a result, additional investments will be made to meet these new standards. Worldwide capital expenditures projected for 1999 and 2000 are $194 million and $183 million.

ONGOING OPERATIONS

In 1998, environmental expenses charged to current operations were $495 million. These expenses related largely to the production of cleaner-burning gasoline and the management of our environmental programs.

TEXACO 1998 ANNUAL REPORT                                                     39


REMEDIATION

Remediation Costs and Liabilities Our worldwide remediation expenditures in 1998 were $93 million. This included $14 million spent on the remediation of Superfund waste sites. At the end of 1998, we had liabilities of $468 million for the estimated cost of our known environmental liabilities. This includes $46 million for the cleanup of Superfund waste sites. We have accrued for these remediation liabilities based on currently available facts, existing technology and presently enacted laws and regulations. It is not possible to project overall costs beyond amounts disclosed due to the uncertainty surrounding future developments in regulations or until new information becomes available.

Superfund Sites Under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the U.S. Environmental Protection Agency (EPA) and other regulatory agencies have identified us as a potentially responsible party (PRP) for cleanup of hazardous waste sites. We have determined that we may have potential exposure, though limited in most cases, at 260 multi-party hazardous waste sites. Of these sites, 73 are on the EPA's National Priority List. Under Superfund, liability is joint and several, that is, each PRP at a site can be held liable individually for the entire cleanup cost of the site. We are, however, actively pursuing the sharing of Superfund costs with other identified PRP's. The sharing of these costs is on the basis of weight, volume and toxicity of the materials contributed by the PRP.

RESTORATION AND ABANDONMENT COSTS AND LIABILITIES Expenditures in 1998 for restoration and abandonment amounted to $44 million. At year-end 1998, accruals to cover the cost of restoration and abandonment or "closure" of our oil and gas producing properties were $851 million.

--------------------------------------------------------------------------------
We make every reasonable effort to fully comply with applicable governmental regulations. Changes in these regulations as well as our continuous re-evaluation of our environmental programs may result in additional future costs. We believe that any mandated future costs would be recoverable in the marketplace, since all companies within our industry would be facing similar requirements. However, we do not believe that such future costs will be material to our financial position or to our operating results over any reasonable period of time.

New Accounting Standards

Note 2 to the financial statements discusses accounting standards adopted in 1998.

     In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS 133 establishes new accounting rules and disclosure requirements for most derivative instruments and for hedging related to those instruments. We will adopt this Statement effective January 1, 2000 and are currently assessing the initial effects of adoption.

Euro Conversion

On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing legacy currencies and one common currency -- the euro. The euro began trading on world currency exchanges and may be used in business transactions. On January 1, 2002, new euro-denominated bills and coins will be issued, and legacy currencies will be completely withdrawn from circulation by June 30 of that year.

     Our operating subsidiaries affected by the euro conversion have been actively addressing our computer systems and overall fiscal and operational activities to ensure our euro readiness. We are adapting our computer, financial and operating systems and equipment to accommodate euro-denominated transactions. We are also reviewing our marketing and operational policies and procedures to ensure our ability to continue to successfully conduct all aspects of our business in this new, price-transparent market. We believe that the euro conversion will not have a material adverse impact on our financial condition or results of operations.

Year 2000

THE PROBLEM The Year 2000 (Y2K) problem concerns the inability of information and technology based operating systems to properly recognize and process date-sensitive information beyond December 31, 1999. This could result in systems failures and miscalculations, which could cause business disruptions. Equipment that uses a date, such as computers and operating control systems, may be affected. This includes equipment used by our customers and suppliers, as well as by utilities and governmental entities that provide critical services to us.

40                                                     TEXACO 1998 ANNUAL REPORT


OUR STATE OF READINESS We started working on the Y2K problem in early 1995. By early 1996, we formed a Business Unit Steering Team and a Corporate Year 2000 Office. Our progress is reported monthly to our Chief Executive Officer, and quarterly to our Board of Directors. Additionally, we are actively performing both internal audits and external reviews to ensure that we reach our objectives.

     We recognize that the Y2K issue affects every aspect of our business, including computer software, computer hardware, telecommunications, industrial automation and relationships with our suppliers and customers. Our Y2K effort has included an extensive program to educate our employees, and development of detailed guidelines for project management, testing and remediation. Each business unit is periodically graded on their progress toward reaching their project milestones. Our major affiliates have undertaken similar programs.

     In our computers and computer software, most of the problems we have found involve our corporate financial software applications. Approximately 95% of these need some type of modification or upgrade. In our industrial automation systems, which we use in our refinery, lubricant plant, gas plant and oil well operations to monitor, control and log data about the processes, approximately 5% need modification or upgrade. The majority of these are auxiliary systems, such as laboratory analyzers and alarm logging functions, but several of the higher level supervisory data acquisition systems and flow metering systems also require upgrades.

At the end of 1998, we were approximately 80% through our Y2K efforts of inventorying, assessing and fixing our systems. Almost all systems should be ready by the end of the first quarter of 1999, but a few will be delayed until later in 1999 as we wait for vendor upgrades. If any of these late-scheduled upgrades are delayed, we will seek alternate vendors or develop contingency plans, as appropriate. We are also progressing in our reviews with critical suppliers and customers as to their Y2K state of readiness.

COSTS Because we began early, we have been able to do most of the work ourselves. This has kept our costs low, and we project that we will spend no more than $75 million on making our systems Y2K ready. As of December 31, 1998, we have incurred costs of approximately $37 million.

RISKS Certain Y2K risk factors which could have a material adverse effect on our results of operations, liquidity and financial condition include, but are not limited to: failure to identify critical systems which will experience failures, errors in efforts to correct problems, unexpected failures by key business suppliers and customers, extended failures by public and private utility companies or common carriers supplying services to us and failures in global banking systems and capital markets.

     If we have missed a potential Y2K problem, it will most likely be in our financial software, or in auxiliary systems in our operations, such as laboratory analyzers and alarm logging functions, where we have found the majority of the problems. We do not anticipate that a problem in these areas will have a significant impact on our ability to pursue our primary business objectives. We routinely analyze all of our production and automation systems for potential failures and appropriate responses are identified and documented. Any problems in our primary industrial automation systems can be dealt with using our existing engineering procedures.

     The worst case scenario would be that our failure or failures by our important suppliers and customers to correct material Y2K problems could result in serious disruptions in normal business activities and operations. Such disruptions could prevent us from producing crude oil and natural gas, and manufacturing and delivering refined products to customers. For example, failure by a utility company to deliver electricity to our producing operations could cause us to shut-in production leading to lost sales and income. We do not expect a worst case scenario. However, if it occurs, Y2K failures, if not corrected on a timely basis or otherwise mitigated by our contingency plans, could have a material adverse effect on our results of operations, liquidity and overall financial condition.

CONTINGENCY PLANS We are well into our program to identify and assess our Y2K readiness and the Y2K readiness of our critical and important suppliers and customers. We will either seek alternative suppliers and customers for those we assess as risky, or we will develop and test contingency plans. We have begun to develop these contingency plans. In addition, we are reviewing our existing business resumption plans. We expect to arrange alternative suppliers or develop and complete the testing of contingency plans no later than July 1, 1999.

TEXACO 1998 ANNUAL REPORT                                                     41


Description of Significant Accounting Policies

Principals of Consolidation

The consolidated financial statements consist of the accounts of Texaco Inc. and subsidiary companies owned directly or indirectly more than 50% except when voting control does not exist. Intercompany accounts and transactions are eliminated.

     The U.S. dollar is the functional currency of all our operations and substantially all of the operations of affiliates accounted for on the equity method. For these operations, translation effects and all gains and losses from transactions not denominated in the functional currency are included in income currently, except for certain hedging transactions. The cumulative translation effects for the equity affiliates using functional currencies other than the U.S. dollar are included in the currency translation adjustment in stockholders' equity.

Use of Estimates

In preparing Texaco's consolidated financial statements in accordance with generally accepted accounting principles, we are required to use estimates and management's judgment. While we have considered all available information, actual amounts could differ from those reported as assets and liabilities and related revenues, costs and expenses and the disclosed amounts of contingencies.

Revenues

We recognize revenues for crude oil, natural gas and refined product sales at the point of passage of title specified in the contract. We record revenues on forward sales where cash has been received to deferred income until the passage of title during delivery.

Cash Equivalents

We generally classify highly liquid investments with a maturity of three months or less when purchased as cash equivalents.

Inventories

We value inventories at the lower of cost or market, after initial recording at cost. For virtually all inventories of crude oil, petroleum products and petrochemicals, cost is determined on the last-in, first-out (LIFO) method. For other merchandise inventories, cost is on the first-in, first-out (FIFO) method. For materials and supplies, cost is at average cost.

Investments and Advances

We use the equity method of accounting for investments in certain affiliates owned 50% or less, including corporate joint ventures, limited liability companies and partnerships. Under this method, we record equity in the pre-tax income or losses of limited liability companies and partnerships, and in the net income or losses of corporate joint-venture companies currently in Texaco's revenues, rather than when realized through dividends or distributions.

     We record the net income of affiliates accounted for at cost in net income when realized through dividends.

     We account for investments in debt securities and in equity securities with readily determinable fair values at fair value if classified as available-for-sale.

Properties, Plant and Equipment and Depreciation, Depletion and Amortization

We follow the "successful efforts" method of accounting for our oil and gas exploration and producing operations.

     We capitalize as incurred the lease acquisition costs of properties held for oil, gas and mineral production. We expense as incurred exploratory costs other than wells. We initially capitalize exploratory wells, including stratigraphic test wells, pending further evaluation of whether economically recoverable proved reserves have been found. If such reserves are not found, we charge the well costs to exploratory expenses. For locations not requiring major capital expenditures, we record the charge within one year of well completion. We capitalize intangible drilling costs of productive wells and of development dry holes, and tangible equipment costs. Also capitalized are costs of injected carbon dioxide related to development of oil and gas reserves.

     We base our evaluation of impairment for properties, plant and equipment intended to be held on comparison of carrying value against undiscounted future net pre-tax cash flows, generally based on proved developed reserves. If an impairment is identified, we adjust the asset's carrying amount to fair value. We generally account for assets to be disposed of at the lower of net book value or fair value less cost to sell.

     We amortize unproved oil and gas properties, when individually significant, by property using a valuation assessment. We generally amortize other unproved oil and gas properties on an aggregate basis over the average holding period, for the portion expected to be nonproductive. We amortize productive properties and other tangible and intangible costs of producing activities principally by field. Amortization is based on the unit-of-production basis by applying the ratio of produced oil and gas to

42                                                     TEXACO 1998 ANNUAL REPORT


estimated recoverable proved oil and gas reserves. We include estimated future restoration and abandonment costs in determining amortization and depreciation rates of productive properties.

     We apply depreciation of facilities other than producing properties generally on the group plan, using the straight-line method, with composite rates reflecting the estimated useful life and cost of each class of property. We depreciate facilities not on the group plan individually by estimated useful life using the straight-line method. We exclude estimated salvage value from amounts subject to depreciation. We amortize capitalized nonmineral leases over the estimated useful life of the asset or the lease term, as appropriate, using the straight-line method.

     We record periodic maintenance and repairs at manufacturing facilities on the accrual basis. We charge to expense normal maintenance and repairs of all other properties, plant and equipment as incurred. We capitalize renewals, betterments and major repairs that materially extend the useful life of properties and record a retirement of the assets replaced, if any.

     When capital assets representing complete units of property are disposed of, we credit or charge to income the difference between the disposal proceeds and net book value.

Environmental Expenditures

When remediation of a property is probable and the related costs can be reasonably estimated, we expense environmentally-related remediation costs and record them as liabilities. We expense or capitalize other environmental expenditures, principally maintenance or preventive in nature, as appropriate.

Deferred Income Taxes

We determine deferred income taxes utilizing a liability approach. The income statement effect is derived from changes in deferred income taxes on the balance sheet. This approach gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. These differences relate to items such as depreciable and depletable properties, exploratory and intangible drilling costs, nonproductive leases, merchandise inventories and certain liabilities. This approach gives immediate effect to changes in income tax laws upon enactment.

     We reduce deferred income tax assets by a valuation allowance when it is more likely than not (more than 50%) that a portion will not be realized. Deferred income tax assets are assessed individually by type for this purpose. This process requires the use of estimates and judgment, as many deferred income tax assets have a long potential realization period.

     We do not make provision for possible income taxes payable upon distribution of accumulated earnings of foreign subsidiary companies and affiliated corporate joint-venture companies when such earnings are deemed to be permanently reinvested.

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

Statement of Consolidated Cash Flows

We present cash flows from operating activities using the indirect method. We exclude exploratory expenses from cash flows of operating activities and apply them to cash flows of investing activities. On this basis, we reflect all capital and exploratory expenditures as investing activities.

TEXACO 1998 ANNUAL REPORT                                                     43

Statement of Consolidated Income

(Millions of dollars) For the years ended December 31                                        1998              1997             1996
------------------------------------------------------------------------------------------------------------------------------------
Revenues
Sales and services (includes transactions with significant
  affiliates of $4,169 million in 1998, $3,633 million
  in 1997 and $3,867 million in 1996)                                                   $  30,910         $  45,187        $  44,561
Equity in income of affiliates, interest, asset sales and other                               797             1,480              939
                                                                                        --------------------------------------------
Total revenues                                                                             31,707            46,667           45,500
------------------------------------------------------------------------------------------------------------------------------------

Deductions

Purchases and other costs (includes transactions with significant affiliates of $1,669 million in 1998, $2,178 million in 1997 and
  $2,048 million in 1996)                                                                  24,179            35,230           34,643
Operating expenses                                                                          2,508             3,251            3,235
Selling, general and administrative expenses                                                1,224             1,755            1,803
Exploratory expenses                                                                          461               471              379
Depreciation, depletion and amortization                                                    1,675             1,633            1,455
Interest expense                                                                              480               412              434
Taxes other than income taxes                                                                 423               520              496
Minority interest                                                                              56                68               72
                                                                                        --------------------------------------------
                                                                                           31,006            43,340           42,517
------------------------------------------------------------------------------------------------------------------------------------

Income before income taxes and cumulative effect of
  accounting change                                                                           701             3,327            2,983
Provision for income taxes                                                                     98               663              965
                                                                                        --------------------------------------------
Income before cumulative effect of accounting change                                          603             2,664            2,018
Cumulative effect of accounting change                                                        (25)               --               --
                                                                                        --------------------------------------------
Net income                                                                              $     578         $   2,664        $   2,018
====================================================================================================================================

Net Income per Common Share (Dollars)
Basic:
  Income before cumulative effect of accounting change                                  $    1.04         $    4.99        $    3.77
  Cumulative effect of accounting change                                                     (.05)               --               --
                                                                                        --------------------------------------------
  Net income                                                                            $     .99         $    4.99        $    3.77
====================================================================================================================================
Diluted:
  Income before cumulative effect of accounting change                                  $    1.04         $    4.87        $    3.68
  Cumulative effect of accounting change                                                     (.05)               --               --
                                                                                        --------------------------------------------
  Net income                                                                            $     .99         $    4.87        $    3.68
====================================================================================================================================
Average Number of Common Shares Outstanding (for computation of earnings per share) (thousands)
  Basic                                                                                   528,416           522,234          520,392
  Diluted                                                                                 528,965           542,570          541,824
====================================================================================================================================

See accompanying notes to consolidated financial statements.

44                                                     TEXACO 1998 ANNUAL REPORT


Consolidated Balance Sheet

(Millions of dollars) As of December 31                                                                        1998            1997
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                                                                                $    249        $    311
  Short-term investments - at fair value                                                                         22              84
  Accounts and notes receivable (includes receivables from significant affiliates of $694 million in 1998 and $234 million in 1997), less allowance for
   doubtful accounts of $28 million in 1998 and $22 million in 1997                                           3,955           4,230
  Inventories                                                                                                 1,154           1,483
  Deferred income taxes and other current assets                                                                256             324
                                                                                                           ------------------------
     Total current assets                                                                                     5,636           6,432
Investments and advances                                                                                      7,184           5,097
Net properties, plant and equipment                                                                          14,761          17,116
Deferred charges                                                                                                989             955
                                                                                                           ------------------------
     Total                                                                                                 $ 28,570        $ 29,600
===================================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities
  Notes payable, commercial paper and current portion of long-term debt                                    $    939        $    885
  Accounts payable and accrued liabilities (includes payables to significant affiliates of $395 million in 1998 and $106 million in 1997)
     Trade liabilities                                                                                        2,302           2,669
     Accrued liabilities                                                                                      1,368           1,480
  Estimated income and other taxes                                                                              655             960
                                                                                                           ------------------------
     Total current liabilities                                                                                5,264           5,994
Long-term debt and capital lease obligations                                                                  6,352           5,507
Deferred income taxes                                                                                         1,644           1,825
Employee retirement benefits                                                                                  1,248           1,224
Deferred credits and other noncurrent liabilities                                                             1,550           1,639
Minority interest in subsidiary companies                                                                       679             645
                                                                                                           ------------------------
     Total                                                                                                   16,737          16,834
Stockholders' Equity
  Market auction preferred shares                                                                               300             300
  ESOP convertible preferred stock                                                                              428             457
  Unearned employee compensation and benefit plan trust                                                        (334)           (389)
  Common stock - 567,606,290 shares issued                                                                    1,774           1,774
  Paid-in capital in excess of par value                                                                      1,640           1,688
  Retained earnings                                                                                           9,561           9,987
  Other accumulated nonowner changes in equity                                                                 (101)            (95)
                                                                                                           ------------------------
                                                                                                             13,268          13,722
  Less - Common stock held in treasury, at cost                                                               1,435             956
                                                                                                           ------------------------
     Total stockholders' equity                                                                              11,833          12,766
-----------------------------------------------------------------------------------------------------------------------------------
     Total                                                                                                 $ 28,570        $ 29,600
===================================================================================================================================

See accompanying notes to consolidated financial statements.

TEXACO 1998 ANNUAL REPORT                                                     45

Statement of Consolidated Cash Flows

(Millions of dollars) For the years ended December 31                                          1998            1997            1996
-----------------------------------------------------------------------------------------------------------------------------------
Operating  Activities
Net income                                                                                  $   578         $ 2,664         $ 2,018
Reconciliation to net cash provided by (used in) operating activities
  Cumulative effect of accounting change                                                         25              --              --
  Depreciation, depletion and amortization                                                    1,675           1,633           1,455
  Deferred income taxes                                                                        (152)            451             (20)
  Exploratory expenses                                                                          461             471             379
  Minority interest in net income                                                                56              68              72
  Dividends from affiliates, greater than (less than) equity in income                          224            (370)            167
  Gains on asset sales                                                                         (109)           (558)            (19)
  Changes in operating working capital
   Accounts and notes receivable                                                                125             718          (1,072)
   Inventories                                                                                  (51)            (56)           (104)
   Accounts payable and accrued liabilities                                                      16            (856)            716
   Other - mainly estimated income and other taxes                                             (205)            (64)             97
  Other - net                                                                                   (99)           (186)             73
                                                                                            ---------------------------------------
     Net cash provided by operating activities                                                2,544           3,915           3,762
                                                                                            ---------------------------------------
Investing Activities
Capital and exploratory expenditures                                                         (3,101)         (3,628)         (2,897)
Proceeds from asset sales                                                                       282           1,036             125
Proceeds from sale of discontinued operations                                                    --              --             344
Sales (purchases) of leasehold interests                                                         25            (503)            261
Purchases of investment instruments                                                            (947)         (1,102)         (1,668)
Sales/maturities of investment instruments                                                    1,118           1,096           1,816
Formation payments from U.S. affiliate                                                          612              --              --
Other - net                                                                                      --             (57)             70
                                                                                            ---------------------------------------
     Net cash used in investing activities                                                   (2,011)         (3,158)         (1,949)
                                                                                            ---------------------------------------
Financing Activities
Borrowings having original terms in excess of three months
  Proceeds                                                                                    1,300             507             307
  Repayments                                                                                   (741)           (637)           (802)
Net increase (decrease) in other borrowings                                                     493             628            (143)
Purchases of common stock                                                                      (579)           (382)           (159)
Dividends paid to the company's stockholders
  Common                                                                                       (952)           (918)           (859)
  Preferred                                                                                     (53)            (55)            (58)
Dividends paid to minority stockholders                                                         (52)            (81)            (87)
                                                                                            ---------------------------------------
     Net cash used in financing activities                                                     (584)           (938)         (1,801)
                                                                                            ---------------------------------------
Cash and Cash Equivalents
Effect of exchange rate changes                                                                 (11)            (19)             (2)
                                                                                            ---------------------------------------
Increase (decrease) during year                                                                 (62)           (200)             10
Beginning of year                                                                               311             511             501
                                                                                            ---------------------------------------
End of year                                                                                 $   249         $   311         $   511
===================================================================================================================================

See accompanying notes to consolidated financial statements.

46                                                     TEXACO 1998 ANNUAL REPORT

Statement of Consolidated Stockholders' Equity

                                                                 Shares      Amount     Shares       Amount     Shares       Amount
                                                               --------------------  ----------------------  -----------------------
(Shares in thousands; amounts in millions of dollars)                          1998                    1997                    1996
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock
par value $1; Shares authorized - 30,000,000

Market Auction Preferred Shares (Series G, H, I and J) -
liquidation preference of $250,000 per share
  Beginning and end of year                                           1    $    300           1    $    300           1    $    300
-----------------------------------------------------------------------------------------------------------------------------------
Series B ESOP Convertible Preferred Stock -
liquidation value of $600 per share
  Beginning of year                                                 693         416         720         432         751         450
  Retirements                                                       (44)        (27)        (27)        (16)        (31)        (18)
                                                               --------------------------------------------------------------------
  End of year                                                       649         389         693         416         720         432
-----------------------------------------------------------------------------------------------------------------------------------
Series F ESOP Convertible Preferred Stock -
liquidation value of $737.50 per share
  Beginning of year                                                  56          41          57          42          60          45
  Retirements                                                        (3)         (2)         (1)         (1)         (3)         (3)
                                                               --------------------------------------------------------------------
  End of year                                                        53          39          56          41          57          42
-----------------------------------------------------------------------------------------------------------------------------------
Unearned Employee Compensation
(related to ESOP preferred stock and restricted
stock awards)
  Beginning of year                                                            (149)                   (175)                   (234)
  Awards                                                                        (36)                    (16)                    (22)
  Amortization and other                                                         91                      42                      81
                                                               --------------------------------------------------------------------
  End of year                                                                   (94)                   (149)                   (175)
-----------------------------------------------------------------------------------------------------------------------------------
Benefit Plan Trust
(common stock)
  Beginning of year                                               9,200        (240)      8,000        (203)      8,000        (203)
  Additions                                                          --          --       1,200         (37)         --          --
                                                               --------------------------------------------------------------------
  End of year                                                     9,200        (240)      9,200        (240)      8,000        (203)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock
par value $3.125; Shares authorized - 700,000,000
  Beginning of year                                             567,606       1,774     548,587       1,714     548,587       1,714
  Issued for Monterey acquisition                                    --          --      19,019          60          --          --
                                                               --------------------------------------------------------------------
  End of year                                                   567,606       1,774     567,606       1,774     548,587       1,714
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock Held in Treasury, at cost
Beginning of year                                                25,467        (956)     21,191        (628)     20,152        (517)
Purchases of common stock                                         9,572        (551)      7,423        (410)      3,515        (159)
Transfer to benefit plan trust                                       --          --      (1,200)         37          --          --
Other - mainly employee benefit plans                            (2,063)         72      (1,947)         45      (2,476)         48
                                                               --------------------------------------------------------------------
End of year                                                      32,976    $ (1,435)     25,467    $   (956)     21,191    $   (628)
===================================================================================================================================

See accompanying notes to consolidated financial statements.
                                                        (Continued on next page)

TEXACO 1998 ANNUAL REPORT                                                     47

Statement of Consolidated Stockholders' Equity

(Millions of dollars)                                                                      1998              1997              1996
-----------------------------------------------------------------------------------------------------------------------------------
Paid-in Capital in Excess of Par Value
Beginning of year                                                                      $  1,688          $    630          $    655
Monterey acquisition                                                                         --             1,091                --
Treasury stock transactions relating to investor services plan
  and employee compensation plans                                                           (48)              (33)              (25)
                                                                                       --------------------------------------------
End of year                                                                               1,640             1,688               630
-----------------------------------------------------------------------------------------------------------------------------------

Retained Earnings
Balance at beginning of year                                                              9,987             8,292             7,186
Add:
  Net income                                                                                578             2,664             2,018
  Tax benefit associated with dividends on unallocated ESOP
   Convertible Preferred Stock                                                                3                 4                 5
Deduct: Dividends declared on
  Common stock ($1.80 per share in 1998, $1.75 per share in 1997
   and $1.65 per share in 1996)                                                             952               918               859
  Preferred stock
   Series B ESOP Convertible Preferred Stock                                                 38                40                42
   Series F ESOP Convertible Preferred Stock                                                  4                 4                 4
   Market Auction Preferred Shares (Series G, H, I and J)                                    13                11                12
                                                                                       --------------------------------------------
Balance at end of year                                                                    9,561             9,987             8,292
-----------------------------------------------------------------------------------------------------------------------------------

Other Accumulated Nonowner Changes in Equity
  Currency translation adjustment
   Beginning of year                                                                       (105)              (65)               61
   Change during year                                                                        (2)              (40)             (126)
                                                                                       --------------------------------------------
   End of year                                                                             (107)             (105)              (65)
                                                                                       --------------------------------------------
  Minimum pension liability adjustment
   Beginning of year                                                                        (16)               --                --
   Change during year                                                                        (8)              (16)               --
                                                                                       --------------------------------------------
   End of year                                                                              (24)              (16)               --
                                                                                       --------------------------------------------
  Unrealized net gain on investments
   Beginning of year                                                                         26                33                62
   Change during year                                                                         4                (7)              (29)
                                                                                       --------------------------------------------
   End of year                                                                               30                26                33
                                                                                       --------------------------------------------
Total other accumulated nonowner changes in equity                                         (101)              (95)              (32)
-----------------------------------------------------------------------------------------------------------------------------------

Stockholders' Equity
End of year (including preceding page)                                                 $ 11,833          $ 12,766          $ 10,372
===================================================================================================================================

See accompanying notes to consolidated financial statements.

48                                                     TEXACO 1998 ANNUAL REPORT

Statement of Consolidated Nonowner Changes in Equity

(Millions of dollars)                                                        1998       1997       1996
-------------------------------------------------------------------------------------------------------
Net income                                                                $   578    $ 2,664    $ 2,018
-------------------------------------------------------------------------------------------------------

Other nonowner changes in equity:
  Currency translation adjustment
   Reclassification to net income of realized gain on sale of affiliate        --         --        (60)
   Other unrealized net change during period                                   (2)       (40)       (66)
                                                                          -----------------------------
      Total                                                                    (2)       (40)      (126)
                                                                          -----------------------------
  Minimum pension liability adjustment
     Before income taxes                                                      (16)       (21)        --
     Income taxes                                                               8          5         --
                                                                          -----------------------------
      Total                                                                    (8)       (16)        --
                                                                          -----------------------------
  Unrealized net gain on investments
   Net gain (loss) arising during period
     Before income taxes                                                       35         22          9
     Income taxes                                                             (11)        (9)        (7)
   Reclassification to net income of net realized (gain) or loss
     Before income taxes                                                      (31)       (29)       (43)
     Income taxes                                                              11          9         12
                                                                          -----------------------------
      Total                                                                     4         (7)       (29)
-------------------------------------------------------------------------------------------------------
Total other nonowner changes in equity                                         (6)       (63)      (155)
-------------------------------------------------------------------------------------------------------
Total nonowner changes in equity                                          $   572    $ 2,601    $ 1,863
=======================================================================================================

See accompanying notes to consolidated financial statements.

TEXACO 1998 ANNUAL REPORT                                                     49


Notes to Consolidated Financial Statements

Note 1    Segment Information

We are presenting below information about our operating segments for the years 1998, 1997 and 1996, according to Statement of Financial Accounting Standards 131, Disclosures about Segments of an Enterprise and Related Information, which we adopted this year.

     We determined our operating segments based on differences in the nature of their operations and geographic location. The composition of segments and measure of segment profit is consistent with that used by our Executive Council in making strategic decisions. The Executive Council is headed by the Chairman and Chief Executive Officer and includes, among others, the Senior Vice Presidents having oversight responsibility for our business units.


--------------------------------------------------------------------------------
Operating Segments 1998

                                           Sales and Services       After      Income
                             --------------------------------         Tax         Tax                  Other     Capital  Assets at
                                           Inter-                  Profit     Expense        DD&A   Non-cash      Expen-      Year-
(Millions of dollars)         Outside     segment       Total      (Loss)   (Benefit)     Expense      Items     ditures        End
-----------------------------------------------------------------------------------------------------------------------------------
Exploration and production
  United States              $  1,712    $  1,660    $  3,372    $    301    $     34    $    892   $      1    $  1,200   $  8,699
  International                 2,028       1,358       3,386         120         127         513         20         951      4,352
Manufacturing, marketing
  and distribution
  United States                 2,582         107       2,689         223          96           6        228           1      4,095
  International                19,835          86      19,921         332         130         204        135         403      8,306
Global gas marketing            4,692          84       4,776         (18)          5          14         50          61        879
                             ------------------------------------------------------------------------------------------------------
   Segment totals            $ 30,849    $  3,295      34,144         958         392       1,629        434       2,616     26,331
                             ====================
Other business units                                       91           7           4           2         (2)         --        506
Corporate/Non-operating                                     4        (362)       (298)         44        (67)         33      1,945
Intersegment eliminations                              (3,329)         --          --          --         --          --       (212)
                                                     ------------------------------------------------------------------------------
  Consolidated, before
   cumulative effect of
   accounting change                                 $ 30,910    $    603    $     98    $  1,675   $    365    $  2,649   $ 28,570
                                                     ==============================================================================

Operating Segments 1997

                                           Sales and Services       After      Income
                             --------------------------------         Tax         Tax                  Other     Capital  Assets at
                                           Inter-                  Profit     Expense        DD&A   Non-cash      Expen-      Year-
(Millions of dollars)         Outside     segment       Total      (Loss)   (Benefit)     Expense      Items     ditures        End
-----------------------------------------------------------------------------------------------------------------------------------
 Exploration and production
   United States             $    365    $  4,156    $  4,521     $   990    $    487    $    783   $    281    $  1,349   $  8,769
   International                2,575       1,751       4,326         807         566         442        105         934      4,036
 Manufacturing, marketing
   and distribution
   United States               16,992         357      17,349         324         172         178        169         262      5,668
   International               19,992         235      20,227         508         117         173       (166)        482      8,048
 Global gas marketing           5,207         254       5,461         (43)         (9)         14         61          75      1,012
                             ------------------------------------------------------------------------------------------------------
    Segment totals           $ 45,131    $  6,753      51,884       2,586       1,333       1,590        450       3,102     27,533
                             ====================
 Other business units                                     101           5           5           2          4          --        544
 Corporate/Non-operating                                    6          73        (675)         41        242          57      2,030
 Intersegment eliminations                             (6,804)         --          --          --         --          --       (507)
                                                     ------------------------------------------------------------------------------
    Consolidated                                     $ 45,187     $ 2,664    $    663    $  1,633   $    696    $  3,159   $ 29,600
                                                     ==============================================================================

50                                                     TEXACO 1998 ANNUAL REPORT


Operating Segments 1996

                                           Sales and Services       After      Income
                             --------------------------------         Tax         Tax                  Other     Capital  Assets at
                                           Inter-                  Profit     Expense        DD&A   Non-cash      Expen-      Year-
(Millions of dollars)         Outside     segment       Total      (Loss)   (Benefit)     Expense      Items     ditures        End
-----------------------------------------------------------------------------------------------------------------------------------
 Exploration and production
   United States             $    204    $  4,146    $  4,350    $  1,074    $    528    $    670   $    109    $    990   $  6,067
   International                2,384       1,930       4,314         493         523         393        (21)        755      3,651
 Manufacturing, marketing
   and distribution
   United States               18,424         493      18,917         210         143         176         92         271      6,310
   International               18,750         363      19,113         447         127         161        201         356      7,751
 Global gas marketing           4,754         342       5,096          34          19          13         (7)        110      1,152
                             ------------------------------------------------------------------------------------------------------
    Segment totals           $ 44,516    $  7,274      51,790       2,258       1,340       1,413        374       2,482     24,931
                             ====================
 Other business units                                     112          10          10           7          3          --        530
 Corporate/Non-operating                                    5        (250)       (385)         35        332          35      2,216
 Intersegment eliminations                             (7,346)         --          --          --         --          --       (714)
                                                     ------------------------------------------------------------------------------
    Consolidated                                     $ 44,561    $  2,018    $    965    $  1,455   $    709    $  2,517   $ 26,963
                                                     ==============================================================================

Our exploration and production segments explore for, find, develop and produce crude oil and natural gas. The U.S. segment includes minor operations in Canada. Our manufacturing, marketing and distribution segments process crude oil and other feedstock into refined products and purchase, sell and transport crude oil and refined petroleum products. Global gas marketing purchases natural gas and natural gas products from our exploration and production operations and others for resale, and operates natural gas processing plants and pipelines in the United States. This segment, which operates primarily in the U.S., sold its U.K. wholesale gas business in 1998 and announced its intention to dispose of its U.K. retail gas marketing business as well. Other business units include our insurance, power generation and gasification operations and investments in undeveloped mineral properties. None of these units is individually significant in terms of revenue, income or assets.

     You are encouraged to read Note 6 - Investments and Advances, beginning on page 52, which includes information about our affiliates and the formation of the Equilon and Motiva alliances in 1998.

     Corporate and non-operating includes the assets, income and expenses relating to cash management and financing activities, our corporate center and other items not directly attributable to the operating segments.

     We apply the same accounting policies to each of the segments as we do in preparing the consolidated financial statements. Intersegment sales and services are generally representative of market prices or arms-length negotiated transactions. Intersegment receivables are representative of normal trade balances. Other non-cash items principally include deferred income taxes, the difference between cash distributions and equity in income of affiliates, and non-cash charges and credits associated with asset sales. Capital expenditures are presented on a cash basis, excluding exploratory expenses.

     The countries in which we have significant sales and services and long-lived assets are listed below. Sales and services are based on the origin of the sale. Long-lived assets include properties, plant and equipment and investments in foreign producing operations where the host governments own the physical assets under terms of the operating agreements.


------------------------------------------------------------------------------------------------------------------------------------
                                                                           Sales and Services       Long-lived assets at December 31
                                                            ---------------------------------      ---------------------------------
(Millions of dollars)                                          1998         1997         1996         1998         1997         1996
------------------------------------------------------------------------------------------------------------------------------------
United States                                               $ 8,184      $21,657      $22,643      $ 8,757      $11,437      $ 8,683
====================================================================================================================================
International - Total                                        22,726       23,530       21,918        6,250        5,876        4,914
  Significant countries included above:
   Brazil                                                     3,175        3,175        2,670          301          266          235
   Netherlands                                                1,636        1,901        2,129          257          250          212
   United Kingdom                                             7,529        6,862        5,846        2,257        2,384        1,846
====================================================================================================================================

TEXACO 1998 ANNUAL REPORT                                                     51


Note 2    Adoption of New Accounting Standards

SFAS 128 and 129 -- During 1997, we adopted SFAS 128, "Earnings per Share." Our basic and diluted net income per common share under SFAS 128 were approximately the same as under the comparable prior basis of reporting. In 1997, we also adopted SFAS 129, "Disclosure of Information about Capital Structure." Our existing disclosures complied with this standard.

     SFAS 130, 131 and 132 -- In 1998, Texaco adopted SFAS 130, 131 and 132. SFAS 130, "Reporting Comprehensive Income," requires that we report all items classified as comprehensive income under its provisions as separate components within a financial statement. SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," requires the reporting of certain income, revenue, expense and asset data about operating segments of public enterprises. Operating segments are based upon a company's internal management structure. SFAS 131 also requires data for revenues and long-lived assets by major countries of operation. SFAS 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits," requires disclosure of new information on changes in plan benefit obligations and fair values of plan assets.

     SOP 98-5 -- Effective January 1, 1998, Caltex, our affiliate, adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," issued by the American Institute of Certified Public Accountants. This Statement requires that the costs of start-up activities and organization costs, as defined, be expensed as incurred. The cumulative effect of adoption on Texaco's net income for 1998 was a net loss of $25 million. This Statement will be adopted by Texaco and our other affiliates effective January 1, 1999. We do not expect the effect to be material.

Note 3    Income Per Common Share

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

     In July 1997, the Board of Directors approved a two-for-one split of the company's common stock, effective September 29, 1997. The par value was halved and the number of authorized shares was doubled. We have restated prior years' financial statements and all references to number of shares and per share amounts for the stock split. Also, we have adjusted all agreements that include exchange, conversion or other rights based on the company's common stock for the stock split.


-----------------------------------------------------------------------------------------------------------------------------------
                                                             1998                             1997                            1996
(Millions, except per share amounts) ----------------------------    -----------------------------   ------------------------------
For the years ended December 31       Income    Shares  Per Share     Income     Shares  Per Share     Income     Shares  Per Share
-----------------------------------------------------------------------------------------------------------------------------------
Basic net income:
Income before cumulative
  effect of accounting change        $   603                         $   2,664                       $   2,018
Less: Preferred stock dividends          (54)                              (56)                            (58)
                                     ----------------------------------------------------------------------------------------------
Income before cumulative
  effect of accounting change,
  for basic income per share         $   549      528.4   $  1.04    $   2,608    522.2  $    4.99   $   1,960     520.4  $    3.77

Effect of dilutive securities:
ESOP Convertible preferred stock          --         --                     34     19.3                     34      20.0
Stock options and restricted stock        --         .4                     --       .8                     --       1.1
Convertible debentures                     1         .2                     --       .3                     --        .3
                                     ----------------------------------------------------------------------------------------------
Income before cumulative
  effect of accounting change, for
  diluted income per share           $   550      529.0   $  1.04    $   2,642    542.6  $    4.87   $   1,994     541.8  $    3.68
===================================================================================================================================

52                                                     TEXACO 1998 ANNUAL REPORT


Note 4    Acquisition of Monterey Resources

In November 1997, we acquired all of the outstanding common stock of Monterey Resources (Monterey) in exchange for approximately 19 million shares of our common stock valued at $1.1 billion. We accounted for the transaction as a purchase. The total purchase price was $1.4 billion, including existing Monterey debt of $.3 billion; $2.2 billion was assigned to properties, plant and equipment, and $.7 billion was assigned to deferred income tax liabilities. Monterey was an oil and gas company with mostly crude oil properties in California.

     Our financial statements reflect the consolidation of Monterey assets and liabilities at fair value effective from November 1, 1997. The pro forma effects had Monterey been consolidated at the beginning of either 1997 or 1996 would not have been material to Texaco's revenues, net income, and basic and diluted net income per common share for those years.

Note 5    Inventories

(Millions of dollars)
As of December 31                                            1998           1997
--------------------------------------------------------------------------------
Crude oil                                                 $   116        $   308
Petroleum products and petrochemicals                         799            893
Other merchandise                                              40             59
Materials and supplies                                        199            223
                                                          ----------------------
  Total                                                   $ 1,154        $ 1,483
================================================================================

The book value of inventories at December 31, 1998 is net of a valuation allowance of $99 million to adjust from cost to market. At December 31, 1997, the excess of estimated market over the book value of inventories was $204 million.

Note 6    Investments and Advances

We account for our investments in affiliates, including corporate joint ventures and partnerships owned 50% or less, on the equity method. Our total investments and advances are summarized as follows:

(Millions of dollars)
As of December 31                                            1998           1997
--------------------------------------------------------------------------------
Affiliates accounted for
  on the equity method
  Exploration and production
     United States                                        $   230        $   126
     International
      CPI                                                     452            437
      Other                                                    24             15
                                                          ----------------------
                                                              706            578

  Manufacturing, marketing
   and distribution
     United States
      Equilon                                               2,266             --
      Motiva                                                  896             --
      Star                                                     --            889
      Other                                                    29            178
     International
      Caltex                                                1,747          1,860
      Other                                                   215            191
                                                          ----------------------
                                                            5,153          3,118

  Global gas marketing                                         71             55
  Other affiliates                                             86             70
                                                          ----------------------
  Total                                                     6,016          3,821
                                                          ----------------------

Miscellaneous investments,
  long-term receivables, etc.,
  accounted for at:
   Fair value                                                 470            537
   Cost, less reserve                                         698            739
                                                          ---------------------
   Total                                                  $ 7,184        $ 5,097
================================================================================

TEXACO 1998 ANNUAL REPORT                                                     53


Our equity in the net income of affiliates is adjusted to reflect income taxes for limited liability companies and partnerships whose income is directly taxable to us:

(Millions of dollars)
For the years ended December 31                    1998        1997        1996
-------------------------------------------------------------------------------
Equity in net income (loss)
  Exploration and production
   United States                                  $  37       $  40       $  36
   International
     CPI                                            107         171         188
     Other                                          (12)         --           1
                                                  -----------------------------
                                                    132         211         225

  Manufacturing, marketing
   and distribution
     United States
      Equilon                                       199          --          --
      Motiva                                         22          --          --
      Star                                           (3)         95          14
      Other                                           3          48          51
     International
      Caltex                                        (36)        252         347
      Other                                          15          20          22
                                                  -----------------------------
                                                    200         415         434
  Global gas marketing                              (26)        (20)         (3)
  Other affiliates                                   12          10          13
                                                  -----------------------------
   Total                                          $ 318       $ 616       $ 669
-------------------------------------------------------------------------------
Dividends received                                $ 709       $ 332       $ 878
===============================================================================

The undistributed earnings of these affiliates included in our retained earnings were $2,409 million, $2,658 million and $2,609 million as of December 31, 1998, 1997 and 1996.

Caltex Group

We have investments in the Caltex Group of Companies, owned 50% by Texaco and 50% by Chevron Corporation. The Caltex group consists of P.T. Caltex Pacific Indonesia (CPI), American Overseas Petroleum Limited and subsidiary and Caltex Corporation and subsidiaries (Caltex). This group of companies is engaged in the exploration for and production, transportation, refining and marketing of crude oil and products in Africa, Asia, Australia, the Middle East and New Zealand.

     Results for the Caltex Group in 1998 include an after-tax charge of $50 million (Texaco's share $25 million) for the cumulative effect of accounting change. See Note 2 for additional information.

     In 1996, Caltex completed the sale of its 50% interest in Nippon Petroleum Refining Company, Limited (NPRC) to its partner, Nippon Oil Company, for approximately $2 billion. Caltex' net income for 1996 includes a gain of $621 million associated with this sale. Our results include a net gain of $219 million relating to this sale, comprised of our equity share of the gain, less an adjustment in the carrying value of our investment and further reduced by a tax on the dividend distributed to the shareholders.

Equilon Enterprises LLC

Effective January 1, 1998, Texaco and Shell Oil Company formed Equilon Enterprises LLC (Equilon), a Delaware limited liability company. Equilon is a joint venture that combined major elements of the companies' western and midwestern U.S. refining and marketing businesses and their nationwide trading, transportation and lubricants businesses. We own 44% and Shell Oil Company owns 56% of Equilon.

     The carrying amounts at January 1, 1998, of the principal assets and liabilities of the businesses we contributed to Equilon were $.2 billion of net working capital assets, $2.8 billion of net properties, plant and equipment and $.2 billion of debt. These amounts were reclassified to investment in affiliates accounted for by the equity method.

     In April 1998, we received $463 million from Equilon, representing reimbursement of certain capital expenditures incurred prior to the formation of the joint venture. In July 1998, we received $149 million from Equilon for certain specifically identified assets transferred for value to Equilon.

Motiva Enterprises LLC

Effective July 1, 1998, Texaco, Shell and Saudi Aramco formed Motiva Enterprises LLC (Motiva), a Delaware limited liability company. Motiva is a joint venture that combined Texaco's and Saudi Aramco's interests and major elements of Shell's eastern and Gulf Coast U.S. refining and marketing businesses. Texaco's and Saudi Aramco's interest in these businesses were previously conducted by Star Enterprise (Star), a joint-venture partnership owned 50% by Texaco and 50% by Saudi Refining, Inc., a corporate affiliate of Saudi Aramco. Texaco and Saudi Refining, Inc., each owns 32.5% and Shell owns 35% of Motiva.

     The investment in Motiva at date of formation approximated the previous investment in Star. The Motiva investment and previous Star investment are recorded as investment in affiliates accounted for on the equity method.

--------------------------------------------------------------------------------
The following table provides summarized financial information on a 100% basis for the Caltex Group, Equilon, Motiva, Star and all other affiliates that we account for on

54                                                     TEXACO 1998 ANNUAL REPORT


the equity method, as well as Texaco's share. The net income of all limited liability companies and partnerships is net of estimated income taxes. The actual income tax liability is reflected in the accounts of the respective members or partners and not shown in the following table.

   Motiva's and Star's assets at the respective balance sheet dates include the remaining portion of the assets which were originally transferred from Texaco to Star at the fair market value on the date of formation of Star. Our investment and equity in the income of Motiva and Star, as reported in our consolidated financial statements, reflect the remaining unamortized historical carrying cost of the assets transferred to Star at formation of Star. Additionally, our investments in Motiva and Star include adjustments necessary to reflect contractual arrangements on the formation of Star, principally involving contributed inventories.


---------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Total
                                                                                            Caltex          Other  Texaco's
(Millions of dollars)                                    Equilon     Motiva       Star       Group     Affiliates     Share
---------------------------------------------------------------------------------------------------------------------------
1998
Gross revenues                                          $ 22,246    $  5,371  $  3,190     $ 17,174    $  2,541    $ 22,856
Income (loss) before income taxes and
  cumulative effect of accounting change                $    502    $     78  $   (128)    $    519    $    170    $    662
Net income (loss)                                       $    326    $     51  $    (83)    $    143    $     84    $    318
---------------------------------------------------------------------------------------------------------------------------
As of December 31:
Current assets                                          $  2,648    $  1,435               $  1,974    $    687    $  2,757
Noncurrent assets                                          7,758       5,306                  7,684       2,021       9,332
Current liabilities                                       (4,058)     (1,248)                (2,840)       (727)     (3,932)
Noncurrent liabilities                                      (382)     (1,665)                (2,421)       (672)     (2,141)
                                                        -------------------------------------------------------------------
Net equity                                              $  5,966    $  3,828               $  4,397    $  1,309    $  6,016
===========================================================================================================================

                                                                                                                      Total
                                                                                             Caltex        Other   Texaco's
(Millions of dollars)                                                             Star        Group   Affiliates      Share
---------------------------------------------------------------------------------------------------------------------------
1997
Gross revenue                                                                 $  7,758     $ 18,357    $  4,028    $ 14,641
Income before income taxes                                                    $    301     $  1,210    $    605    $    940
Net income                                                                    $    196     $    846    $    400    $    616
---------------------------------------------------------------------------------------------------------------------------
As of December 31:
Current assets                                                                $  1,042     $  2,521    $    947    $  1,965
Noncurrent assets                                                                3,260        7,193       3,607       6,324
Current liabilities                                                               (769)      (2,991)     (1,032)     (2,270)
Noncurrent liabilities                                                          (1,072)      (2,131)     (2,022)     (2,198)
                                                                              ---------------------------------------------
Net equity                                                                    $  2,461     $  4,592    $  1,500    $  3,821
===========================================================================================================================


                                                                                                                      Total
                                                                                             Caltex        Other   Texaco's
(Millions of dollars)                                                             Star        Group   Affiliates      Share
---------------------------------------------------------------------------------------------------------------------------
1996
Gross revenue                                                                 $  8,006     $ 18,166    $  3,940    $ 14,644
Income before income taxes                                                    $     38     $  2,175    $    697    $  1,310
Net income                                                                    $     25     $  1,193    $    451    $    669
--------------------------------------------------------------------------------------------------------------------------
As of December 31:
Current assets                                                                $    816     $  2,681    $  1,049    $  1,937
Noncurrent assets                                                                3,204        6,714       3,853       6,354
Current liabilities                                                               (704)      (2,999)     (1,182)     (2,329)
Noncurrent liabilities                                                          (1,141)      (2,140)     (1,845)     (2,151)
                                                                              ---------------------------------------------
Net equity                                                                    $  2,175     $  4,256    $  1,875    $  3,811
===========================================================================================================================

TEXACO 1998 ANNUAL REPORT                                                     55


Note 7    Properties, Plant and Equipment

                                                                                         Gross                                   Net
                                                                    --------------------------             -------------------------
(Millions of dollars) As of December 31                                1998               1997               1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Exploration and production
  United States                                                    $ 21,993           $ 21,698           $  7,963           $  7,951
  International                                                       7,532              6,789              2,929              2,692
                                                                   -----------------------------------------------------------------
   Total                                                             29,525             28,487             10,892             10,643
------------------------------------------------------------------------------------------------------------------------------------
Manufacturing, marketing and distribution
  United States                                                          74              4,600                 26              2,743
  International                                                       4,486              4,309              3,054              2,894
                                                                   -----------------------------------------------------------------
   Total                                                              4,560              8,909              3,080              5,637
------------------------------------------------------------------------------------------------------------------------------------

Global gas marketing                                                    647                593                271                224

Other                                                                   762                967                518                612
------------------------------------------------------------------------------------------------------------------------------------
   Total                                                           $ 35,494           $ 38,956           $ 14,761           $ 17,116
------------------------------------------------------------------------------------------------------------------------------------
   Capital lease amounts included above                            $    264           $    450           $     79           $    105
====================================================================================================================================

Accumulated depreciation, depletion and amortization totaled $20,733 million and $21,840 million at December 31, 1998 and 1997. Interest capitalized as part of properties, plant and equipment was $21 million in 1998, $20 million in 1997 and $12 million in 1996.

In 1998, we recorded pre-tax charges of $150 million for the write-downs of impaired assets. These charges were recorded to depreciation, depletion and amortization expense.

     In the U.S. exploration and production operating segment, pre-tax asset write-downs for impaired properties in Louisiana and Canada were $64 million. The Louisiana property represents an unsuccessful enhanced recovery project. We determined in the fourth quarter of 1998 that the carrying value of this property exceeded future undiscounted cash flows. Fair value was determined by discounting expected future cash flows. Canadian properties were impaired following our decision in October 1998 to exit the upstream business in Canada. These properties were written down to their sales price with the sale closing in December 1998.

     In the international exploration and production operating segment, the pre-tax asset write-down for the impairment of our investment in the Strathspey field in the U.K. North Sea was $58 million. The Strathspey impairment was caused by a downward revision in the fourth quarter of the estimated volume of the field's proved reserves. Fair value was determined by discounting expected future cash flows.

     In the U.S. downstream operating segment, the pre-tax asset write-downs for the impairment of surplus facilities and equipment not transferred to the Equilon joint venture was $28 million. Fair value was determined by an independent appraisal.

     In 1997, we recorded pre-tax charges of $63 million for the write-downs of impaired assets. These assets, consisting of producing properties and gas plants, were in the U.S. and international exploration and production operating segments. These charges were recorded to depreciation, depletion and amortization expense. Fair values were based on expected future discounted cash flows.

Note 8    Foreign Currency

Currency translations resulted in a pre-tax loss of $80 million in 1998, $59 million in 1997 and $60 million in 1996. After applicable taxes, 1998 included a loss of $94 million compared to a gain of $154 million in 1997 and a loss of $66 million in 1996.

     After-tax currency impacts for the years 1998 and 1997 were largely due to currency volatility in Asia. In 1998, our Caltex affiliate incurred significant currency-related losses due to the strengthening of the Korean won and Japanese yen against the U.S. dollar. In contrast, those currencies weakened against the U.S. dollar in 1997 which resulted in significant currency-related gains.

     Results for 1996 through 1998 were also impacted by the effect of currency rate changes on deferred income taxes denominated in British pounds. In 1998 and 1996, the U.S. dollar weakened against that currency causing us to record losses of $5 million and $58 million. In 1997, when the U.S. dollar strengthened, we recorded a gain of $28 million.

     Effective October 1, 1997, Caltex changed the functional currency for its operations in its Korean and Japanese affiliates to the U.S. dollar.

     Currency translation adjustments shown in the separate stockholders' equity account result from translation items

56                                                     TEXACO 1998 ANNUAL REPORT


pertaining to certain affiliates of Caltex. For the years 1998, 1997 and 1996 these adjustments were losses of $2 million, $40 million and $126 million. The year 1996 includes the reversal of $60 million of previously deferred gains which were recognized in earnings due to the sale by Caltex of its investment in its Japanese affiliate, NPRC.

Note 9    Taxes

(Millions of dollars)                          1998          1997          1996
-------------------------------------------------------------------------------
Federal and other income taxes
   Current
     U.S. Federal                          $    (45)     $   (538)     $    359
     Foreign                                    283           689           642
     State and local                             12            61           (16)
                                           ------------------------------------
      Total                                     250           212           985
   Deferred
     U.S.                                      (104)          457            13
     Foreign                                    (48)           (6)          (33)
                                           ------------------------------------
      Total                                    (152)          451           (20)
                                           ------------------------------------
     Total income taxes                          98           663           965
Taxes other than income taxes
   Oil and gas production                        70           127           114
   Property                                     108           139           119
   Payroll                                      119           125           120
   Other                                        126           129           143
                                           ------------------------------------
      Total                                     423           520           496
Import duties and other levies
     U.S.                                        36            53            38
     Foreign                                  6,843         5,414         4,127
                                           ------------------------------------
      Total                                   6,879         5,467         4,165
                                           ------------------------------------
   Total direct taxes                         7,400         6,650         5,626
Taxes collected from consumers                2,148         3,370         3,237
                                           ------------------------------------
   Total all taxes                         $  9,548      $ 10,020      $  8,863
===============================================================================

The deferred income tax assets and liabilities included in the Consolidated Balance Sheet as of December 31, 1998 and 1997 amounted to $205 million and $145 million, as net current assets and $1,644 million and $1,825 million, as net noncurrent liabilities. The table that follows shows deferred income tax assets and liabilities by category:

                                                              (Liability) Asset
                                                         ----------------------
(Millions of dollars) As of December 31                     1998           1997
-------------------------------------------------------------------------------
Depreciation                                             $(1,079)       $(1,054)
Depletion                                                   (429)          (601)
Intangible drilling costs                                   (726)          (826)
Other deferred tax liabilities                              (686)          (755)
                                                         ----------------------
     Total                                                (2,920)        (3,236)

Employee benefit plans                                       532            526
Tax loss carryforwards                                       641            728
Tax credit carryforwards                                     368            237
Environmental liabilities                                    116            167
Other deferred tax assets                                    639            580
                                                         ----------------------
     Total                                                 2,296          2,238
                                                         ----------------------
     Total before valuation allowance                       (624)          (998)
Valuation allowance                                         (815)          (682)
                                                         ----------------------
     Total                                               $(1,439)       $(1,680)
===============================================================================

The preceding table excludes certain potential deferred income tax asset amounts for which possibility of realization is extremely remote.

     The valuation allowance relates principally to upstream operations in Denmark. The related deferred income tax assets result from tax loss carryforwards and book versus tax asset basis differences for hydrocarbon tax. Loss carryforwards from this tax are generally determined by individual field and, in that case, are not usable against other fields' taxable income.

TEXACO 1998 ANNUAL REPORT                                                     57



     The following schedule reconciles the differences between the U.S. Federal income tax rate and the effective income tax rate excluding the cumulative effect of accounting change in 1998:

                                              1998          1997          1996
--------------------------------------------------------------------------------
U.S. Federal income tax rate
  assumed to be applicable                    35.0%         35.0%         35.0%
IRS settlement                                  --         (14.7)           --
Net earnings and dividends
  attributable to affiliated
  corporations accounted
  for on the equity method                    (7.0)         (4.7)         (5.5)
Aggregate earnings and
  losses from international
  operations                                  10.4           6.2          12.7
Tax adjustments                               (8.7)          (.3)          (.4)
Sales of stock of subsidiaries                (6.1)           --          (6.3)
Energy credits                               (11.7)         (1.4)         (1.9)
Other                                          2.1           (.2)         (1.2)
                                            ------------------------------------
Effective income tax rate                     14.0%         19.9%         32.4%
================================================================================

The year 1997 included a $488 million benefit resulting from an IRS settlement.

     For companies operating in the United States, pre-tax earnings before the cumulative effect of an accounting change aggregated $194 million in 1998, $1,527 million in 1997 and $1,783 million in 1996. For companies with operations located outside the United States, pre-tax earnings on that basis aggregated $507 million in 1998, $1,800 million in 1997 and $1,200 million in 1996.

     Income taxes paid, net of refunds, amounted to $430 million, $285 million and $917 million in 1998, 1997 and 1996.

     The undistributed earnings of subsidiary companies and of affiliated corporate joint-venture companies accounted for on the equity method, for which deferred U.S. income taxes have not been provided at December 31, 1998, amounted to $1,328 million and $2,226 million. The corresponding amounts at December 31, 1997 were $1,482 million and $2,313 million. Determination of the unrecognized U.S. deferred income taxes on these amounts is not practicable.

     For the years 1998 and 1997, no loss carryforward benefits were recorded for U.S. Federal income taxes. For the year 1996, we recorded a benefit of $184 million for loss carryforwards. For the years 1998, 1997 and 1996, the tax benefits recorded for loss carryforwards were $30 million, $31 million and $16 million in foreign income taxes.

     At December 31, 1998, we had worldwide tax basis loss carryforwards of approximately $1,692 million, including $967 million which do not have an expiration date. The remainder expire at various dates through 2019.

     Foreign tax credit carryforwards available for U.S. Federal income tax purposes amounted to approximately $113 million at December 31, 1998, expiring at various dates through 2003. Alternative minimum tax and other tax credit carryforwards available for U.S. Federal income tax purposes were $368 million at December 31, 1998, of which $317 million have no expiration date. The remaining credits expire at various dates through 2013. The credits that are not utilized by the expiration dates may be taken as deductions for U.S. Federal income tax purposes. For the year 1998, we recorded tax credit carryforwards of $52 million for U.S. Federal income tax purposes.

Note 10 Short-Term Debt, Long-Term Debt, Capital Lease Obligations and Related Derivatives

Notes Payable, Commercial Paper and Current Portion of Long-term Debt

(Millions of dollars) As of December 31                        1998         1997
--------------------------------------------------------------------------------
Notes payable to banks and others
  with originating terms of
  one year or less                                           $  368       $  473
Commercial paper                                              1,617          892
Current portion of long-term debt
  and capital lease obligations
  Indebtedness                                                  991        1,005
  Capital lease obligations                                      13           15
                                                             -------------------
                                                              2,989        2,385

Less short-term obligations
  intended to be refinanced                                   2,050        1,500
                                                             -------------------
  Total                                                      $  939       $  885
================================================================================

58                                                     TEXACO 1998 ANNUAL REPORT

The weighted average interest rates of commercial paper and notes payable to banks at December 31, 1998 and 1997 were 5.9% and 6.1%.

Long-term Debt and Capital Lease Obligations

(Millions of dollars) As of December 31                        1998         1997
--------------------------------------------------------------------------------
Long-Term Debt
  3-1/2% convertible notes due 2004                         $   204      $   205
  5.7% notes due 2008                                           201           --
  6% notes due 2005                                             299           --
  6-7/8% notes due 1999                                         200          200
  6-7/8% debentures due 2023                                    196          195
  7.09% notes due 2007                                          150          150
  7-1/2% debentures due 2043                                    198          198
  7-3/4% debentures due 2033                                    199          199
  8% debentures due 2032                                        147          147
  8-1/4% debentures due 2006                                    150          150
  8-3/8% debentures due 2022                                    198          198
  8-1/2% notes due 2003                                         199          199
  8-5/8% debentures due 2010                                    150          150
  8-5/8% debentures due 2031                                    199          199
  8-5/8% debentures due 2032                                    199          199
  8.65% notes due 1998                                           --          200
  8-7/8% debentures due 2021                                    150          150
  9% notes due 1999                                             200          200
  9-3/4% debentures due 2020                                    250          250
  10.61% notes due 2005                                          --          206
  Medium-term notes, maturing
   from 1999 to 2043 (7.5%)                                     543          489
  Revolving Credit Facility,
   due 1999-2002 -
   variable rate (5.9%)                                         309          330
  Pollution Control Revenue Bonds,
   due 2012 - variable rate (3.3%)                              166          166
  Other long-term debt:
   Texaco Inc. - Guarantee of ESOP
     Series F loan - variable rate (6.6%)                         2           76
   U.S. dollars (6.5%)                                          335          417
   Other currencies (11.2%)                                     394           20
                                                             -------------------
  Total                                                       5,238        4,893
Capital Lease Obligations (see Note 11)                          68          134
                                                             -------------------
                                                              5,306        5,027
Less current portion of long-term
  debt and capital lease obligations                          1,004        1,020
                                                             -------------------
                                                              4,302        4,007
Short-term obligations intended
  to be refinanced                                            2,050        1,500
                                                             -------------------
   Total long-term debt and
     capital lease obligations                              $ 6,352      $ 5,507
================================================================================

The percentages shown for variable-rate debt are the interest rates at December 31, 1998. The percentages shown for the categories "Medium-term notes" and "Other long-term debt" are the weighted average interest rates at year-end 1998. Where applicable, principal amounts shown in the preceding schedule include unamortized premium or discount. Interest paid, net of amounts capitalized, amounted to $474 million in 1998, $395 million in 1997 and $433 million in 1996.

     At December 31, 1998, we had revolving credit facilities with commitments of $2.05 billion with syndicates of major U.S. and international banks. These facilities are available as support for our issuance of commercial paper as well as for working capital and other general corporate purposes. We had no amounts outstanding under these facilities at year-end 1998. We pay commitment fees on these facilities. The banks reserve the right to terminate the credit facilities upon the occurrence of certain specific events, including change in control.

     At December 31, 1998, our long-term debt included $2.05 billion of short-term obligations scheduled to mature during 1999, which we have both the intent and the ability to refinance on a long-term basis through the use of our $2.05 billion revolving credit facilities.

     Contractual annual maturities of long-term debt, including sinking fund payments and potential repayments resulting from options that debtholders might exercise, for the five years subsequent to December 31, 1998 are as follows (in millions):

 1999              2000              2001              2002              2003
--------------------------------------------------------------------------------
$ 991             $ 211             $ 219             $ 246             $ 272

Debt-related Derivatives

We seek to maintain a balanced capital structure that provides financial flexibility and supports our strategic objectives while achieving a low cost of capital. This is achieved by balancing our liquidity and interest rate exposures. We manage these exposures primarily through long-term and short-term debt on the balance sheet. As part of our interest rate exposure management, we seek to balance the benefit of the lower cost of floating rate debt, with its inherent increased risk, with fixed rate debt having less market risk. To achieve this objective, we also use off-balance sheet derivative instruments, primarily interest rate swaps, to manage identifiable exposures on a non-leveraged, non-speculative basis.

     Summarized below are the carrying amounts and fair values of our debt and debt-related derivatives at December 31, 1998 and 1997, excluding a combined interest rate and

TEXACO 1998 ANNUAL REPORT                                                     59


equity swap entered into in 1997. Derivative usage during the periods presented was limited to interest rate swaps, where we either paid or received the net effect of a fixed rate versus a floating rate (commercial paper or LIBOR) index at specified intervals, calculated by reference to an agreed notional principal amount.

(Millions of dollars) As of December 31                    1998           1997
--------------------------------------------------------------------------------
Notes Payable and Commercial Paper:
  Carrying amount                                       $ 1,985        $ 1,365
  Fair value                                              1,985          1,365
  Related Derivatives -
  Payable (Receivable):
   Carrying amount                                      $    --        $    --
   Fair value                                                17              3
  Notional principal amount                             $   300        $   300
  Weighted average maturity (years)                         8.3            9.3
  Weighted average fixed pay rate                          6.42%          6.42%
  Weighted average floating
   receive rate                                            5.32%          6.09%

Long-Term Debt, including
  Current maturities:
  Carrying amount                                       $ 5,238        $ 4,893
  Fair value                                              5,842          5,289
  Related Derivatives -
  Payable (Receivable):
   Carrying amount                                      $    --        $    --
   Fair value                                                (9)            (1)
  Notional principal amount                             $   449        $   544
  Weighted average maturity (years)                         8.4             .7
  Weighted average fixed receive rate                      6.24%          5.71%
  Weighted average floating pay rate                       5.03%          5.76%
Unamortized net gain on
  terminated swaps
   Carrying amount                                      $     5        $     8
================================================================================

Excluded from this table is an interest rate and equity swap with a notional principal amount of $200 million entered into in 1997, related to the 3-1/2% notes due 2004. We pay floating rate and receive fixed rate. Also, the counterparty assumes all exposure for the potential equity-based cash redemption premium on the notes. The fair value of this swap at year-end 1998 and 1997 was not material.

     During 1998, floating rate pay swaps having an aggregate notional principal amount of $503 million were amortized or matured. We initiated $466 million of new floating rate pay swaps. There was no activity in fixed rate pay swaps during 1998.

     Fair values of debt are based upon quoted market prices, as well as rates currently available to us for borrowings with similar terms and maturities. We estimate the fair value of swaps as the amount that would be received or paid to terminate the agreements at year-end, taking into account current interest rates and the current creditworthiness of the swap counterparties. The notional amounts of derivative contracts do not represent cash flow and are not subject to credit risk.

     Amounts receivable or payable based on the interest rate differentials of derivatives are accrued monthly and are reflected in interest expense as a hedge of interest on outstanding debt. Gains and losses on terminated swaps are deferred and amortized over the life of the associated debt or the original term of the swap, whichever is shorter.

Note 11   Lease Commitments and Rental Expense

We have leasing arrangements involving service stations, tanker charters, crude oil production and processing equipment and other facilities. We reflect amounts due under capital leases in our balance sheet as obligations, while we reflect our interest in the related assets as properties, plant and equipment. The remaining lease commitments are operating leases, and we record payments on such leases as rental expense.

     As of December 31, 1998, we had estimated minimum commitments for payment of rentals (net of noncancelable sublease rentals) under leases which, at inception, had a noncancelable term of more than one year, as follows:

(Millions of dollars)                         Operating Leases    Capital Leases
--------------------------------------------------------------------------------
1999                                                   $   154             $  13
2000                                                       112                12
2001                                                        95                18
2002                                                       323                 8
2003                                                        56                 8
After 2003                                                 320                21
                                                        ------------------------
Total lease commitments                                $ 1,060             $  80
                                                        ======
Less interest                                                                 12
                                                                          ------
Present value of total capital
  lease obligations                                                        $  68
                                                                          ======

Operating lease commitments for 2002 include a $213 million residual value guarantee of leased production facilities. Payment is required only if we do not renew the lease.

60                                                     TEXACO 1998 ANNUAL REPORT


     Rental expense relative to operating leases, including contingent rentals based on factors such as gallons sold, is provided in the table below. Such payments do not include rentals on leases covering oil and gas mineral rights.

(Millions of dollars)                            1998          1997        1996
-------------------------------------------------------------------------------
Rental expense
  Minimum lease rentals                         $ 208         $ 270       $ 259
  Contingent rentals                               --             3          10
                                                -------------------------------
   Total                                          208           273         269
Less rental income on
  properties subleased
  to others                                        50            78          53
                                                -------------------------------
Net rental expense                              $ 158         $ 195       $ 216
===============================================================================

Note 12   Employee Benefit Plans

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

Employee Stock Ownership Plans (ESOP)

We recorded ESOP expense of $1 million in 1998, $2 million in 1997 and $15 million in 1996. Our contributions to the Employees Thrift Plan of Texaco Inc. and the Employees Savings Plan of Texaco Inc. amounted to $1 million in 1998, $2 million in 1997 and $26 million in 1996. These plans are designed to provide participants with a benefit of approximately 6% of base pay, as well as any benefits earned under the current employee Performance Compensation Program. ESOP expenses in 1996 included $9 million for the 1995 employee incentive award program.

     In 1998, 1997 and 1996, we paid $42 million, $44 million and $46 million in dividends on Series B and Series F stock. The trustee applies the dividends to fund interest payments which amounted to $5 million, $7 million and $10 million for 1998, 1997 and 1996, as well as to reduce principal on the ESOP loans. Dividends on the shares of Series B and Series F used to service debt of the Plans are tax deductible to the company. In November 1998 and December 1997, a portion of the original Thrift Plan ESOP loan was refinanced through a company loan. The refinancing will extend the ESOP for a period of up to six years.

     We reflect in our long-term debt the plans' original ESOP loans guaranteed by Texaco Inc. As we repay the original and refinanced ESOP loans, we reduce the remaining ESOP-related unearned employee compensation included as a component of stockholders' equity.

Benefit Plan Trust

We have established a benefit plan trust for funding company obligations under some of our benefit plans. At year-end 1998, the trust contained 9.2 million shares of treasury stock. We intend to continue to pay our obligations under our benefit plans. The trust will use the shares, proceeds from the sale of such shares and dividends on such shares to pay benefits only to the extent that we do not pay such benefits. The trustee will vote the shares held in the trust as instructed by the trust's beneficiaries. The shares held by the trust are not considered outstanding for earnings per share purposes until distributed or sold by the trust in payment of benefit obligations.

Termination Benefits

In the fourth quarter of 1998, we recorded an after-tax charge of $80 million for employee separations, curtailment costs and special termination benefits associated with our previously-announced restructuring of our worldwide upstream and natural gas businesses, along with our corporate center restructuring and other cost-cutting initiatives, primarily in the international downstream areas. The charge was comprised of $88 million of operating expenses, $27 million of selling, general and administrative expenses and $35 million in related income tax benefits. Under the restructuring program, we estimate that over 1,400 employee reductions worldwide will occur, substantially by the end of the first quarter of 1999. Through December 31, 1998, we have terminated 433 employees and we paid $15 million of benefits under this program. The remaining benefits will be paid in future periods in accordance with plan provisions.

     We recorded an after-tax charge of $56 million in the fourth quarter of 1996 to cover the costs of employee

TEXACO 1998 ANNUAL REPORT                                                     61


separations, including employees of affiliates, as a result of a companywide realignment and consolidation of our operations. We recorded an adjustment of $6 million in the fourth quarter of 1997 to increase the accrual from the previous amount. The program was completed by the end of 1997 with the reduction of approximately 920 employees. During 1998, we paid $8 million of benefits under this program. The remaining benefits of $12 million will be paid in future periods in accordance with plan provisions.

Pension Plans

We sponsor pension plans that cover the majority of our employees. Generally, these plans provide defined pension benefits based on years of service and final average pay. Pension plan assets are principally invested in equity and fixed income securities and deposits with insurance companies.

     Total worldwide expense for all employee pension plans of Texaco, including pension supplementations and smaller non-U.S. plans, was $92 million in 1998 and 1997 and $91 million in 1996. The following data are provided for principal U.S. and non-U.S. plans:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Pension Benefits
                                                           ----------------------------------------------
                                                                           1998                      1997       Other U.S. Benefits
                                                           --------------------      --------------------      --------------------
(Millions of dollars) As of December 31                       U.S.        Int'l         U.S.        Int'l         1998         1997
-----------------------------------------------------------------------------------------------------------------------------------
Changes in Benefit (Obligations)
Benefit (obligations) at January 1                         $(1,769)     $  (835)     $(1,657)     $  (801)     $  (756)     $  (699)
Service cost                                                   (60)         (21)         (54)         (17)          (9)          (6)
Interest cost                                                 (117)         (86)        (117)         (85)         (50)         (49)
Amendments                                                      --           (3)         (18)          --           --           (5)
Actuarial gain/(loss)                                         (191)        (117)         (85)         (74)           8          (39)
Employee contributions                                          (4)          (3)          (4)          (1)         (12)         (10)
Benefits paid                                                  240           70          182           59           56           53
Curtailments/settlements                                        17           --           --           --           (7)          --
Special termination benefits                                   (12)          --           --           (1)          (3)          --
Currency adjustments                                            --           16           --           85           --           --
Acquisitions/joint ventures                                     12           --          (16)          --           --           (1)
                                                           ------------------------------------------------------------------------
Benefit (obligations) at December 31                       $(1,884)     $  (979)     $(1,769)     $  (835)     $  (773)     $  (756)

Changes in Plan Assets
Fair value of plan assets at January 1                     $ 1,702      $   900      $ 1,483      $   829      $    --      $    --
Actual return on plan assets                                   293          142          304          166           --           --
Company contributions                                           90           32           87           27           44           43
Employee contributions                                           4            3            4            1           12           10
Expenses                                                        (6)          (2)          (5)          (2)          --           --
Benefits paid                                                 (240)         (70)        (182)         (59)         (56)         (53)
Currency adjustments                                            --           23           --          (62)          --           --
Acquisitions/joint ventures                                    (17)          --           11           --           --           --
                                                           ------------------------------------------------------------------------
Fair value of plan assets at December 31                   $ 1,826      $ 1,028      $ 1,702      $   900      $    --      $    --
===================================================================================================================================

62                                                     TEXACO 1998 ANNUAL REPORT


                                                                                         Pension Benefits
                                                           ----------------------------------------------
                                                                         1998                      1997       Other U.S. Benefits
                                                           ------------------       -------------------       --------------------
(Millions of dollars) As of December 31                      U.S.       Int'l         U.S.        Int'l         1998         1997
----------------------------------------------------------------------------------------------------------------------------------
Funded Status of the Plans

Obligation (greater than) less than assets                 $ (58)       $  49        $ (67)       $  65        $(773)       $(756)
Unrecognized net transition asset                            (14)         (14)         (21)         (23)          --           --
Unrecognized prior service cost                               68           52           85           46            4            5
Unrecognized actuarial (gain)/loss                           (93)           4         (100)         (53)         (92)         (94)
                                                           ------------------------------------------------------------------------
Net (liability)/asset recorded in
  Texaco's Consolidated Balance Sheet                      $ (97)       $  91        $(103)       $  35        $(861)       $(845)

Net (liability)/asset recorded in Texaco's
  Consolidated Balance Sheet consists of:
Prepaid benefit asset                                      $  72        $ 346        $  64        $ 303        $  --        $  --
Accrued benefit liability                                   (215)        (268)        (195)        (299)        (861)        (845)
Intangible asset                                              23           12           21           22           --           --
Other accumulated nonowner equity                             23            1            7            9           --           --
                                                           ------------------------------------------------------------------------
Net (liability)/asset recorded in
  Texaco's Consolidated Balance Sheet                      $ (97)       $  91        $(103)       $  35        $(861)       $(845)
===================================================================================================================================


Assumptions as of December 31

Discount rate                                               6.75%         9.5%         7.0%        10.9%        6.75%         7.0%
Expected return on plan assets                              10.0%         8.4%        10.0%         8.5%          --           --
Rate of compensation increase                                4.0%         6.1%         4.0%         6.2%         4.0%         4.0%
Health care cost trend rate                                   --           --           --           --          4.0%         4.0%
===================================================================================================================================


                                                                                        Pension Benefits
                                                      --------------------------------------------------
                                                                1998              1997              1996        Other U.S. Benefits
                                                      --------------    --------------    --------------    -----------------------
(Millions of dollars) As of December 31                U.S.    Int'l     U.S.    Int'l     U.S.    Int'l     1998     1997     1996
-----------------------------------------------------------------------------------------------------------------------------------
Components of Net
Periodic Benefit Expenses
Service cost                                          $  60    $  21    $  54    $  17    $  57    $  16    $   9    $   6    $  12
Interest cost                                           117       86      117       85      117       81       50       49       51
Expected return on plan assets                         (136)     (79)    (132)     (66)    (130)     (64)      --       --       --
Amortization of transition asset                         (4)     (10)      (5)      (8)      (5)      (8)      --       --       --
Amortization of prior
  service cost                                           11        7       10        6       10        6       --       --       --
Amortization of (gain)/loss                               6       (2)       3       --        3        2       (4)      (5)      (1)
Curtailments/settlements                                  6       --       --       --       --       --        1       --       --
Special termination charges                               8       --       --       --       --       --        2       --       --
                                                      -----------------------------------------------------------------------------
  Net periodic benefit expense                        $  68    $  23    $  47    $  34    $  52    $  33    $  58    $  50    $  62
===================================================================================================================================

For pension plans with accumulated obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $414 million, $383 million and $0 as of December 31, 1998, and $412 million, $384 million and $11 million as of December 31, 1997.

TEXACO 1998 ANNUAL REPORT                                                     63


     We acquired Monterey on November 1, 1997, including their pension and postretirement benefit plans. We amended our plans to authorize Monterey to become a participating employer in our plans. In connection with the formation of Equilon, effective January 1, 1998, we transferred to Equilon pension benefit obligations of $12 million and related plan assets of $17 million.

Other U.S. Benefits

We sponsor postretirement plans in the U.S. that provide health care and life insurance for retirees and eligible dependents. Our U.S. health insurance obligation is our fixed dollar contribution. The plans are unfunded, and the costs are shared by us and our employees and retirees. Certain of the company's non-U.S. subsidiaries have postretirement benefit plans, the cost of which is not significant to the company. For measurement purposes, the fixed dollar contribution is expected to increase by 4% per annum for all future years.

     A change in our fixed dollar contribution has a significant effect on the amounts we report. A 1% change in our contributions would have the following effects:

                                           1-Percentage            1-Percentage
(Millions of dollars)                    Point Increase          Point Decrease
-------------------------------------------------------------------------------
Effect on annual total of service
  and interest cost components                     $  5                    $ (4)
Effect on postretirement
  benefit obligation                               $ 52                    $(45)
===============================================================================

Note 13   Stock Incentive Plan

Under our Stock Incentive Plan, stock options, restricted stock and other incentive award forms may be granted to executives, directors and key employees to provide motivation to enhance the company's success and increase shareholder value. The maximum number of shares that may be awarded as stock options or restricted stock under the plan is 1% of the common stock outstanding on December 31 of the previous year. The following table summarizes the number of shares at December 31, 1998, 1997 and 1996 available for awards during the subsequent year:

(Shares) As of December 31                    1998           1997           1996
--------------------------------------------------------------------------------
To all participants                     12,677,325      9,607,506      7,027,010
To those participants not
  officers or directors                  1,967,715      2,362,273      1,932,796
                                        ----------------------------------------
Total                                   14,645,040     11,969,779      8,959,806
================================================================================

Restricted shares granted under the plan contain a performance element which must be satisfied in order for all or a specified portion of the shares to vest. Restricted performance shares awarded in each year under the plan were as follows:

                                             1998          1997             1996
--------------------------------------------------------------------------------
Shares                                    334,798       281,174          282,476
Weighted average fair value               $ 61.59       $ 55.09          $ 42.43
================================================================================

Stock options granted under the plan extend for 10 years from the date of grant and vest over a two year period at a rate of 50% in the first year and 50% in the second year. The exercise price cannot be less than the fair market value of the underlying shares of common stock on the date of the grant. The plan provides for restored options. This feature enables a participant who exercises a stock option by exchanging previously acquired common stock or who has shares withheld by us to satisfy tax withholding obligations, to receive new options equal to the number of shares exchanged or withheld. The restored options are fully exercisable six months after the date of grant and the exercise price is the fair market value of the common stock on the day the restored option is granted.

     We apply APB Opinion 25 in accounting for our stock-based compensation programs. Stock-based compensation expense recognized in connection with the plan was $17 million in 1998, $18 million in 1997 and $13 million in 1996. Had we accounted for our plan using the accounting method recommended by SFAS 123, net income and earnings per share would have been the pro forma amounts below:

                                               1998          1997           1996
--------------------------------------------------------------------------------
Net income (Millions of dollars)
  As reported                                $  578       $ 2,664        $ 2,018
  Pro forma                                  $  524       $ 2,621        $ 1,997
Earnings per share (dollars)
  Basic-- as reported                        $  .99       $  4.99        $  3.77
       -- pro forma                          $  .89       $  4.91        $  3.73
  Diluted-- as reported                      $  .99       $  4.87        $  3.68
         -- pro forma                        $  .89       $  4.79        $  3.64
================================================================================

We used the Black-Scholes model with the following assumptions to estimate the fair market value of options at date of grant:

                                           1998            1997            1996
-------------------------------------------------------------------------------
Expected life                             2 yrs           2 yrs           3 yrs
Interest rate                              5.4%            6.0%            6.1%
Volatility                                22.5%           18.6%           15.0%
Dividend yield                             3.0%            3.0%            3.3%
===============================================================================

64                                                     TEXACO 1998 ANNUAL REPORT


Option award activity during 1998, 1997 and 1996 is summarized in the following table:

                                                                    1998                          1997                          1996
                                                 -----------------------       -----------------------       -----------------------
                                                               Weighted-                     Weighted-                     Weighted-
                                                                 Average                       Average                       Average
                                                                Exercise                      Exercise                      Exercise
(Stock Options)                                      Shares        Price           Shares        Price           Shares        Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding January 1                            10,071,307       $53.31        9,436,406       $42.73        9,335,288       $33.45
Granted                                           2,388,593        61.56        2,084,902        55.06        2,040,530        42.43
Exercised                                        (7,732,978)       53.18       (9,533,861)       44.86       (8,088,040)       34.22
Restored                                          6,889,941        60.77        8,103,502        55.32        6,271,720        45.52
Canceled                                               (814)       78.08          (19,642)       51.43         (123,092)       36.77
                                                 ----------                    ----------                    ----------
Outstanding December 31                          11,616,049        59.48       10,071,307        53.31        9,436,406        42.73
------------------------------------------------------------------------------------------------------------------------------------
Exercisable December 31                           5,945,445        58.93        3,197,262        51.21        2,853,236        39.20
------------------------------------------------------------------------------------------------------------------------------------
Weighted-average fair value of
  options granted during the year                                 $ 8.48                        $ 6.92                        $ 5.50
------------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information on stock options outstanding at December 31, 1998:

                                                                         Options Outstanding                     Options Exercisable
                                            ------------------------------------------------            ----------------------------
                                                                Weighted-          Weighted-                               Weighted-
Exercisable Price                                                 Average            Average                                 Average
Range (per share)                               Shares     Remaining Life     Exercise Price                Shares    Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
$23.39 - 31.84                                  54,329            3.6 yrs.           $ 30.00                54,329           $ 30.00
$32.06 - 78.08                              11,561,720            6.2 yrs.           $ 59.62             5,891,116           $ 59.20
                                            ----------                                                  ----------
$23.39 - 78.08                              11,616,049            6.2 yrs.           $ 59.48             5,945,445           $ 58.93
====================================================================================================================================


Note 14   Preferred Stock and Rights

Series B ESOP Convertible Preferred Stock

At December 31, 1998, the outstanding shares of Series B ESOP Convertible Preferred Stock (Series B) were held by an ESOP. Dividends on each share of Series B are cumulative and payable semiannually at the rate of $57 per annum.

     Participants may partially convert Series B holdings into common stock beginning at age 55, and may elect full conversion upon retirement or separation from the company. Presently, each share of Series B entitles a participant to
25.7 votes, voting together with the holders of common stock, and is convertible into 25.736 shares of common stock. As an alternative to conversion, a participant can elect to receive $600 per share of Series B, payable in cash or common stock. If the participant elects cash, we will cause shares of common stock to be sold to fund such election. We may redeem the outstanding shares of Series B at $600 per share, subject to the participants' right to elect conversion to common stock at that time.

Series D Junior Participating Preferred Stock and Rights

In 1989, we declared a dividend distribution of one Right for each outstanding share of common stock. This was adjusted to one-half Right when we declared a two-for-one stock split in 1997. In 1998, our shareholders approved the extension of the Rights until May 1, 2004. Unless we redeem the Rights, the Rights will be exercisable only after a person(s) acquires, obtains the right to acquire or commences a tender offer that would result in that person(s) acquiring 20% or more of the outstanding common stock other than pursuant to a Qualifying Offer. A Qualifying Offer is an all-cash, fully financed tender offer for all outstanding shares of common stock which remains open for 45 days, which results in the acquiror owning a majority of the company's voting stock, and in which the acquiror agrees to purchase for cash all remaining shares of common stock. The Rights entitle holders to purchase from the company Units of Series D Junior Participating Preferred Stock (Series D). In general, each Right entitles the holder to acquire shares of Series D, or in certain cases common stock, property or other securities at a formula value equal to two times the exercise price of the Right.

     We can redeem the Rights at one cent per Right at any time prior to 10 days after the Rights become exercisable. Until a Right becomes exercisable, the holder has no additional voting or dividend rights and it will not have any

TEXACO 1998 ANNUAL REPORT                                                     65


dilutive effect on the company's earnings. We have reserved and designated 3 million shares as Series D for issuance upon exercise of the Rights. At December 31, 1998, the Rights are not exercisable.

Series F ESOP Convertible Preferred Stock

At December 31, 1998, the outstanding shares of Series F ESOP Convertible Preferred Stock were held by an ESOP. Dividends on each share of Series F were cumulative and payable semiannually at the rate of $64.53 per annum.

     On February 16, 1999, each share of Series F was converted into 20 shares of common stock, after we called the Series F for redemption.

Market Auction Preferred Shares

There are outstanding 1,200 shares of cumulative variable rate preferred stock, called Market Auction Preferred Shares. The MAPS are grouped into four series (300 shares each of Series G, H, I and J) of $75 million each, with an aggregate value of $300 million.

     The dividend rates for each series are determined by Dutch auctions conducted at seven-week intervals.

     During 1998, the annual dividend rate for the MAPS ranged between 3.96% and 4.50% and dividends totaled $13 million ($11,280, $11,296, $11,227 and $11,218 per share for Series G, H, I and J).

     For 1997, the annual dividend rate for the MAPS ranged between 3.88% and 4.29% and dividends totaled $11 million ($9,689, $9,650, $9,675 and $9,774 per share for Series G, H, I and J). For 1996, the annual dividend rate for the MAPS ranged between 3.90% and 4.19% and dividends totaled $12 million ($9,510, $11,043, $11,009 and $11,015 per share for Series G, H, I and J).

     We may redeem the MAPS, in whole or in part, at any time at a liquidation preference of $250,000 per share, plus premium, if any, and accrued and unpaid dividends thereon.

     The MAPS are non-voting, except under limited circumstances.

Note 15   Financial Instruments

In the normal course of our business, we utilize various types of financial instruments. These instruments include recorded assets and liabilities, and also items such as derivatives which principally involve off-balance sheet risk.

     Derivatives are contracts whose value is derived from changes in an underlying commodity price, interest rate or other item. We use derivatives to reduce our exposure to changes in foreign exchange rates, interest rates and crude oil and natural gas prices. We do not use derivatives for speculative purposes. Derivative transactions expose us to counterparty credit risk. We place contracts only with parties where credit-worthiness has been pre-determined under credit policies. Also, we employ dollar limits. Therefore, risk of counterparty non-performance and exposure to concentrations of credit risk are limited.

CASH AND CASH EQUIVALENTS Fair value approximates cost as reflected in the Consolidated Balance Sheet at December 31, 1998 and 1997 because of the short-term maturities of these instruments. Cash equivalents are classified as held-to-maturity. The amortized cost of cash equivalents at December 31, 1998 and 1997 includes $72 million and $129 million of time deposits and $109 million and $47 million of commercial paper.

SHORT-TERM AND LONG-TERM INVESTMENTS Fair value is primarily based on quoted market prices and valuation statements obtained from major financial institutions. At December 31, 1998, our available-for-sale securities had an estimated fair value of $492 million, including gross unrealized gains and losses of $40 million and $8 million. At December 31, 1997, our available-for-sale securities had an estimated fair value of $621 million, including gross unrealized gains and losses of $47 million and $13 million. The available-for-sale securities consist primarily of debt securities issued by U.S. and foreign governments and corporations. The majority of these investments mature within five years.

     Proceeds from sales of available-for-sale securities were $1,011 million in 1998, $1,040 million in 1997 and $1,503 million in 1996. These sales resulted in gross realized gains of $53 million in 1998, $48 million in 1997 and $51 million in 1996, and gross realized losses of $22 million, $19 million, and $17 million.

     The estimated fair value of other long-term investments qualifying as financial instruments but not included above, for which it is practicable to estimate fair value, approximated the December 31, 1998 and 1997 carrying values of $331 million and $197 million.

SHORT-TERM DEBT, LONG-TERM DEBT AND RELATED DERIVATIVES Refer to Note 10 for additional information about debt and related derivatives outstanding at December 31, 1998 and 1997.

FORWARD EXCHANGE AND OPTION CONTRACTS As an international company, we are exposed to currency exchange risk. To hedge against adverse changes in foreign currency

66                                                     TEXACO 1998 ANNUAL REPORT


exchange rates, we will enter into forward and option contracts to buy and sell foreign currencies. Shown below in U.S. dollars are the notional amounts of outstanding forward exchange contracts to buy and sell foreign currencies.

(Millions of dollars)                                      Buy              Sell
--------------------------------------------------------------------------------
Australian dollars                                     $   370             $  60
British pounds                                           1,476               440
Danish krone                                               449               237
Dutch guilders                                             303                13
New Zealand dollars                                        126                13
Other European currencies                                  179                77
Other currencies                                            50                43
                                                       -------------------------
  Total at December 31, 1998                           $ 2,953             $ 883
  Total at December 31, 1997                           $ 1,845             $ 606
================================================================================

Market risk exposure on these contracts is essentially limited to currency rate movements. At year-end 1998, there were $8 million unrealized gains and $19 million unrealized losses related to these contracts. At year-end 1997, there were $5 million unrealized gains and $29 million unrealized losses.

     We use forward exchange contracts to buy foreign currencies primarily to hedge the net monetary liability position of our European, Australian and New Zealand operations and to hedge portions of significant foreign currency capital expenditures and lease commitments. These contracts generally have terms of 60 days or less. Contracts that hedge foreign currency monetary positions are marked-to-market monthly. Any resultant gains and losses are included in income currently as other costs. At year-end 1998 and 1997, hedges of foreign currency commitments principally involved capital projects requiring expenditure of British pounds and Danish krone. The percentages of planned capital expenditures hedged at year-end were: British pounds - 54% in 1998 and 62% in 1997; Danish krone - 40% in 1998 and 74% in 1997. Realized gains and losses on hedges of foreign currency commitments are initially recorded to deferred charges. Subsequently, the amounts are applied to the capitalized project cost on a percentage-of-completion basis, and are then amortized over the lives of the applicable projects. At year-end 1998 and 1997, net hedging gains of $50 million and $51 million, respectively, had yet to be amortized.

     Contracts to sell foreign currencies are primarily related to a separately managed program to hedge the value of our investment portfolio denominated in foreign currencies. Our strategy is to hedge the full value of this portion of our investment portfolio and to close out forward contracts upon the sale or maturity of the corresponding investments. We value these contracts at market based on the foreign exchange rates in effect on the balance sheet dates. We record changes in the value of these contracts as part of the carrying amount of the related investments. We record related gains and losses, net of applicable income taxes, to stockholders' equity until the underlying investments are sold or mature.

PREFERRED SHARES OF SUBSIDIARIES Refer to Note 16 regarding derivatives related to subsidiary preferred shares.

PETROLEUM AND NATURAL GAS HEDGING We hedge a portion of the market risks associated with our crude oil, natural gas and petroleum product purchases, sales and exchange activities to reduce price exposure. All hedge transactions are subject to the company's corporate risk management policy which sets out dollar, volumetric and term limits, as well as to management approvals as set forth in our delegations of authorities.

     We use established petroleum futures exchanges, as well as "over-the-counter" hedge instruments, including futures, options, swaps and other derivative products. In carrying out our hedging programs, we analyze our major commodity streams for fixed cost, fixed revenue and margin exposure to market price changes. Based on this corporate risk profile, forecasted trends and overall business objectives, we determine an appropriate strategy for risk reduction.

     Hedge positions are marked-to-market for valuation purposes. Gains and losses on hedge transactions, which offset losses and gains on the underlying "cash market" transactions, are recorded to deferred income or charges until the hedged transaction is closed, or until the anticipated future purchases, sales or production occur. At that time, any gain or loss on the hedging contract is recorded to operating revenues as an increase or decrease in margins, or to inventory, as appropriate.

     At December 31, 1998 and 1997, there were open derivative commodity contracts required to be settled in cash, consisting mostly of basis swaps related to location differences in prices. Notional contract amounts, excluding unrealized gains and losses, were $4,397 million and $974 million at year-end 1998 and 1997. These amounts principally represent future values of contract volumes over the remaining duration of outstanding swap contracts at the respective dates. These contracts hedge a small fraction of our business activities, generally for the next twelve months. Unrealized gains and losses on contracts outstanding at year-end 1998 were $161 million and $140 million, respectively. At year-end 1997, unrealized gains and losses were $93 million and $58 million, respectively.

TEXACO 1998 ANNUAL REPORT                                                     67


Note 16   Other Financial Information, Commitments and Contingencies

Environmental Liabilities

Texaco Inc. and subsidiary companies have financial liabilities relating to environmental remediation programs which we believe are sufficient for known requirements. At December 31, 1998, the balance sheet includes liabilities of $285 million for future environmental remediation costs. Also, we have accrued $794 million for the future cost of restoring and abandoning existing oil and gas properties.

     We have accrued for our probable environmental remediation liabilities to the extent reasonably measurable. We based our accruals for these obligations on technical evaluations of the currently available facts, interpretation of the regulations and our experience with similar sites. Additional accrual requirements for existing and new remediation sites may be necessary in the future when more facts are known. The potential also exists for further legislation which may provide limitations on liability. It is not possible to project the overall costs or a range of costs for environmental items beyond that disclosed above. This is due to uncertainty surrounding future developments, both in relation to remediation exposure and to regulatory initiatives. However, while future environmental expenditures in the petroleum industry are expected to be significant, they will be a cost of doing business that will have to be recovered in the marketplace. Moreover, it is not believed that such future costs will be material to our financial position or to our operating results over any reasonable period of time.

Preferred Shares of Subsidiaries

Minority holders own $602 million of preferred shares of our subsidiary companies, which is reflected as minority interest in subsidiary companies in the Consolidated Balance Sheet.

     MVP Production Inc., a subsidiary, has variable rate cumulative preferred shares of $75 million owned by one minority holder. The shares have voting rights and are redeemable in 2003. Dividends on these shares were $4 million in 1998, 1997 and 1996.

     Texaco Capital LLC, another subsidiary, has three classes of preferred shares, all held by minority holders. The first class is 14 million shares totaling $350 million of Cumulative Guaranteed Monthly Income Preferred Shares, Series A (Series A). The second class is 4.5 million shares totaling $112 million of Cumulative Adjustable Rate Monthly Income Preferred Shares, Series B (Series B). The third class, issued in Canadian dollars, is 3.6 million shares totaling $65 million of Deferred Preferred Shares, Series C (Series C). Texaco Capital LLC's sole assets are notes receivable from Texaco Inc. The payment of dividends and payments on liquidation or redemption with respect to Series A, Series B and Series C are guaranteed by Texaco Inc.

     The fixed dividend rate for Series A is 6-7/8% per annum. The annual dividend rate for Series B averaged 5.1% for 1998 and 5.9% for both 1997 and 1996. The dividend rate on Series B is reset quarterly per contractual formula. Dividends on Series A and Series B are paid monthly. Dividends on Series A for 1998, 1997 and 1996 totaled $24 million for each year. Annual dividends on Series B totaled $6 million for 1998 and $7 million for both 1997 and 1996.

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

     We have entered into an interest rate and currency swap related to Series C preferred shares. The swap matures in the year 2005. Over the life of the interest rate swap component of the contract, we will make LIBOR-based floating rate interest payments based on a notional principal amount of $65 million. Canadian dollar interest will accrue to us at a fixed rate applied to the accreted notional principal amount, which was Cdn. $87 million at the inception of the swap.

     The currency swap component of the transaction calls for us to exchange at contract maturity date $65 million for Cdn. $170 million, representing Cdn. $87 million plus accrued interest. The carrying amount of this contract represents the Canadian dollar accrued interest receivable by us. At year-end 1998 and 1997, the carrying amount and the fair value of this transaction were not material.

     Series A, Series B and Series C preferred shares are non-voting, except under limited circumstances.

     The above preferred stock issues currently require annual dividend payments of approximately $34 million. We are required to redeem $75 million of this preferred stock in 2003, $65 million (plus accreted dividends of $59 million) in 2005, $112 million in 2024 and $350 million in 2043. We have the ability to extend the required redemption dates for the $112 million and $350 million of preferred stock beyond 2024 and 2043.

68                                                     TEXACO 1998 ANNUAL REPORT


Financial Guarantees

We have guaranteed the payment of certain debt, lease commitments and other obligations of third parties and affiliate companies. These guarantees totaled $797 million and $372 million at December 31, 1998 and 1997. The year-end 1998 amount includes $387 million of operating lease commitments of Equilon, our affiliate.

     Exposure to credit risk in the event of non-payment by the obligors is represented by the contractual amount of these instruments. No loss is anticipated under these guarantees.

     Additionally, in June 1997, our 50% owned affiliate, Caltex Petroleum Corporation (Caltex), received a claim from the United States Internal Revenue Service for $292 million in excise taxes, $140 million in penalties and $1.6 billion in interest. The IRS claim relates to sales of crude oil by Caltex to Japanese customers beginning in 1980. Caltex believes that the underlying claim for excise taxes and penalties is wrong and that the claim for interest is flawed. We believe that this claim is without merit and is not anticipated to be materially important in relation to our consolidated financial position or results of operations. In February 1999, the original letter of credit to the IRS for $2.3 billion, which Caltex arranged in order to litigate this claim, was increased to $2.5 billion. Texaco and its 50% partner, Chevron Corporation, have severally guaranteed Caltex' letter of credit obligation to a syndicate of banks.

Throughput Agreements

Texaco Inc. and certain of its subsidiary companies previously entered into certain long-term agreements wherein we committed to ship through affiliated pipeline companies and an offshore oil port sufficient volume of crude oil or petroleum products to enable these affiliated companies to meet a specified portion of their individual debt obligations, or, in lieu thereof, to advance sufficient funds to enable these affiliated companies to meet these obligations. In 1998, we assigned the shipping obligations to Equilon, our affiliate, but Texaco remains responsible for deficiency payments on virtually all of these agreements. Additionally, Texaco has entered into long-term purchase commitments with third parties for take or pay gas transportation. At December 31, 1998 and 1997, our maximum exposure to loss was estimated to be $500 million and $525 million.

     However, based on our right of counterclaim against Equilon and unaffiliated third parties in the event of nonperformance, our net exposure was estimated to be $195 million and $422 million at December 31, 1998 and 1997.

     No significant losses are anticipated as a result of these obligations.

Other Commitments

During 1997, 1996 and 1995, we sold leasehold interests in certain equipment not yet in service and received British pound payments totaling $530 million. Under a related agreement, in 1997 we leased back these leasehold interests. We made a British pound payment in 1997, which released us from future lease commitments under this agreement. This payment effectively repurchased the leasehold interests previously sold.

Litigation

Texaco and approximately fifty other oil companies are defendants in seventeen purported class actions. The actions are pending in Texas, New Mexico, Oklahoma, Louisiana, Utah, Mississippi and Alabama. The plaintiffs allege that the defendants undervalued oil produced from properties leased from the plaintiffs by establishing artificially low selling prices. They allege that these low selling prices resulted in the defendants underpaying royalties or severance taxes to them. Plaintiffs seek to recover royalty underpayments and interest. In some cases plaintiffs also seek to recover severance taxes and treble and punitive damages. Texaco and twenty-four other defendants have executed a settlement agreement with most of the plaintiffs that will resolve many of these disputes. The federal court in Texas has preliminarily approved the settlement and is considering final approval. Similar claims by the federal and various state governments remain unresolved.

--------------------------------------------------------------------------------
It is impossible for us to ascertain the ultimate legal and financial liability with respect to contingencies and commitments. However, we do not anticipate that the aggregate amount of such liability in excess of accrued liabilities will be materially important in relation to our consolidated financial position or results of operations.

TEXACO 1998 ANNUAL REPORT                                                     69


Report of Management

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

     The Audit Committee is comprised of seven directors who are not employees of Texaco. This Committee reviews and evaluates Texaco's accounting policies and reporting practices, internal auditing, internal controls, security and other matters. The Committee also evaluates the independence and professional competence of Arthur Andersen LLP and reviews the results and scope of their audit. The internal and independent auditors have free access to the Committee to discuss financial reporting and internal control issues.


/s/ Peter I. Bijur

Peter I. Bijur
Chairman of the Board and Chief Executive Officer


/s/ Patrick J. Lynch

Patrick J. Lynch
Senior Vice President and Chief Financial Officer


/s/ Robert C. Oelkers

Robert C. Oelkers
Vice President and Comptroller

--------------------------------------------------------------------------------
Report of Independent Public Accountants

To the Stockholders, Texaco Inc.:

We have audited the accompanying consolidated balance sheet of Texaco Inc. (a Delaware corporation) and subsidiary companies as of December 31, 1998 and 1997, and the related statements of consolidated income, cash flows, stockholders' equity and nonowner changes in equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texaco Inc. and subsidiary companies as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Arthur Andersen LLP
February 25, 1999
New York, N.Y.

70                                                     TEXACO 1998 ANNUAL REPORT


Supplemental Oil and Gas Information

The following pages provide information required by Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities.

Table I - Net Proved Reserves

The reserve quantities include only those quantities that are recoverable based upon reasonable estimates from sound geological and engineering principles. As additional information becomes available, these estimates may be revised. Also, we have a large inventory of potential hydrocarbon resources that we expect will increase our reserve base, as future investments are made in exploration and development programs.

o Proved developed reserves are reserves that we expect to be recovered through existing wells with existing equipment and operating methods.

o Proved undeveloped reserves are reserves that we expect to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion of development.

Table I

------------------------------------------------------------------------------------------------------------------------------------
Net Proved Reserves of                                                                            Net Proved Reserves of Natural Gas
Crude Oil and Natural Gas Liquids                                                                 (Billions of Cubic Feet)
(Millions of Barrels)

                                                              Consolidated Subsidiaries                       Equity
                                               -------------------------------------------------------------------------------------
                                                                                                             Affiliate
                                               United        Other                     Other                   - Other       World-
                                               States         West       Europe         East        Total         East         wide
-----------------------------------------------------------------------------------------------------------------------------------
   Developed reserves                           1,125           52          142          413        1,732          350        2,082
   Undeveloped reserves                           216            2          208           62          488           88          576
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1995                         1,341           54          350          475        2,220          438        2,658
   Discoveries & extensions                        82            4           80           29          195            1          196
   Improved recovery                               20           --           --           --           20           81          101
   Revisions                                       44            2            6           21           73           (3)          70
   Net purchases (sales)                          (23)          --            3           (1)         (21)          --          (21)
   Production                                    (142)          (4)         (42)         (58)        (246)         (54)        (300)
-----------------------------------------------------------------------------------------------------------------------------------
   Total changes                                  (19)           2           47           (9)          21           25           46
   Developed reserves                           1,100           50          165          418        1,733          354        2,087
   Undeveloped reserves                           222            6          232           48          508          109          617
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996*                        1,322           56          397          466        2,241          463        2,704
   Discoveries & extensions                       107           13           34           61          215            4          219
   Improved recovery                               15           --           65           --           80           18           98
   Revisions                                       55            3           11          100          169           22          191
   Net purchases (sales)                          413           (2)         (31)          (8)         372           --          372
   Production                                    (145)          (5)         (45)         (66)        (261)         (56)        (317)
-----------------------------------------------------------------------------------------------------------------------------------
   Total changes                                  445            9           34           87          575          (12)         563
   Developed reserves                           1,374           54          210          463        2,101          354        2,455
   Undeveloped reserves                           393           11          221           90          715           97          812
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1997*                        1,767           65          431          553        2,816          451        3,267
   Discoveries & extensions                        70            2            8           32          112            1          113
   Improved recovery                              136           --           16            3          155          156          311
   Revisions                                       46          (15)          22           55          108          137          245
   Net purchases (sales)                          (38)          --           --           26          (12)          --          (12)
   Production                                    (157)          (4)         (58)         (71)        (290)         (61)        (351)
-----------------------------------------------------------------------------------------------------------------------------------
   Total changes                                   57          (17)         (12)          45           73          233          306
   Developed reserves                           1,415           39          246          490        2,190          456        2,646
   Undeveloped reserves                           409            9          173          108          699          228          927
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1998*                        1,824           48          419          598        2,889          684        3,573
-----------------------------------------------------------------------------------------------------------------------------------
*Includes net proved
     NGL reserves
   As of December 31, 1996                        207            1           54            1          263            6          269
   As of December 31, 1997                        246           --           71           --          317            4          321
   As of December 31, 1998                        272           --           68           --          340            6          346
===================================================================================================================================


                                                                 Consolidated Subsidiaries                  Equity
                                            ----------------------------------------------------------------------------------------
                                                                                                           Affiliate
                                            United       Other                      Other                    - Other      World-
                                            States        West         Europe        East       Total           East        wide
-----------------------------------------------------------------------------------------------------------------------------------
   Developed reserves                        3,666         522            452          84       4,724            140       4,864
   Undeveloped reserves                        396         325            492           3       1,216             15       1,231
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1995                      4,062         847            944          87       5,940            155       6,095
   Discoveries and extensions                  436         263             34           3         736             15         751
   Improved recovery                             8          --             --          --           8              1           9
   Revisions                                   (99)         (1)            58          13         (29)            --         (29)
   Net purchases (sales)                       (53)         (7)            --           1         (59)            --         (59)
   Production                                 (626)        (71)           (75)         (4)       (776)           (18)       (794)
-----------------------------------------------------------------------------------------------------------------------------------
   Total changes                              (334)        184             17          13        (120)            (2)       (122)
   Developed reserves                        3,360         893            452          96       4,801            136       4,937
   Undeveloped reserves                        368         138            509           4       1,019             17       1,036
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996*                     3,728       1,031            961         100       5,820            153       5,973
   Discoveries and extensions                  692          26             92         346       1,156              2       1,158
   Improved recovery                             7          --             22          --          29              5          34
   Revisions                                   228          75             41         (22)        322             19         341
   Net purchases (sales)                        10        (118)            (7)       (310)       (425)            --        (425)
   Production                                 (643)        (96)           (81)         (2)       (822)           (17)       (839)
-----------------------------------------------------------------------------------------------------------------------------------
   Total changes                               294        (113)            67          12         260              9         269
   Developed reserves                        3,379         792            576         110       4,857            145       5,002
   Undeveloped reserves                        643         126            452           2       1,223             17       1,240
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1997*                     4,022         918          1,028         112       6,080            162       6,242
   Discoveries and extensions                  599           6             47          98         750              1         751
   Improved recovery                             4          --              7          --          11              3          14
   Revisions                                   152         (12)            (6)         34         168             10         178
   Net purchases (sales)                       (39)         --             --         250         211             --         211
   Production                                 (633)        (92)          (112)        (17)       (854)           (25)       (879)
-----------------------------------------------------------------------------------------------------------------------------------
   Total changes                                83         (98)           (64)        365         286            (11)        275
   Developed reserves                        3,345         688            615         374       5,022            135       5,157
   Undeveloped reserves                        760         132            349         103       1,344             16       1,360
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1998*                     4,105         820(a)         964         477       6,366(a)         151       6,517(a)
-----------------------------------------------------------------------------------------------------------------------------------

(a) Additionally, there is approximately 586 BCF of natural gas in Other West which will be available from production during the period 2005-2016 under a long-term purchase associated with a service agreement.

TEXACO 1998 ANNUAL REPORT                                                     71


     The following chart summarizes our experience in finding new quantities of oil and gas to replace our production. Our reserve replacement performance is calculated by dividing our reserve additions by our production. Our additions relate to new discoveries, existing reserve extensions, improved recoveries and revisions to previous reserve estimates. The chart excludes oil and gas quantities from purchases and sales.

                          Worldwide  United States  International
-----------------------------------------------------------------
Year 1998                      166%           144%           191%
Year 1997                      167%           132%           212%
Year 1996                      113%            83%           154%
3 year average                 150%           120%           187%
5 year average                 138%           113%           171%


Table II - Standardized Measure

The standardized measure provides a common benchmark among those companies that have exploration and producing activities. This measure may not necessarily match our view of the future cash flows from our proved reserves.

     The standardized measure is calculated at a 10% discount. Future revenues are based on year-end prices for liquids and gas. Future production and development costs are based on current year costs. Extensive judgement is used to estimate the timing of production and future costs over the remaining life of the reserves. Future income taxes are calculated using each country's statutory tax rate.

     Our inventory of potential hydrocarbon resources, which may become proved in the future, are excluded. This could significantly impact our standardized measure in the future.

Table II - Standardized Measure of Discounted Future Net Cash Flows


------------------------------------------------------------------------------------------------------------------------------------
                                                                    Consolidated Subsidiaries                 Equity
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Affiliate -
                                                     United       Other                   Other                   Other
(Millions of dollars)                                States        West      Europe        East       Total        East   Worldwide
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1998
  Future cash inflows from sale of oil & gas,
   and service fee revenue                         $ 23,147    $  1,657    $  6,581    $  4,816    $ 36,201    $  4,708    $ 40,909
  Future production costs                           (10,465)       (605)     (2,574)     (2,551)    (16,195)     (1,992)    (18,187)
  Future development costs                           (4,055)       (142)     (1,695)       (761)     (6,653)       (803)     (7,456)
  Future income tax expense                          (2,583)       (419)       (715)     (1,023)     (4,740)       (967)     (5,707)
                                                   ---------------------------------------------------------------------------------
  Net future cash flows before discount               6,044         491       1,597         481       8,613         946       9,559
  10% discount for timing of future cash flows       (2,626)       (244)       (644)       (167)     (3,681)       (391)     (4,072)
                                                   ---------------------------------------------------------------------------------
  Standardized measure of discounted future
   net cash flows                                  $  3,418    $    247    $    953    $    314    $  4,932    $    555    $  5,487
====================================================================================================================================
As of December 31, 1997
  Future cash inflows from sale of oil & gas,
   and service fee revenue                         $ 34,084    $  2,305    $  9,395    $  7,690    $ 53,474    $  5,182    $ 58,656
  Future production costs                           (10,980)       (807)     (2,854)     (2,303)    (16,944)     (1,840)    (18,784)
  Future development costs                           (4,693)       (132)     (1,809)       (749)     (7,383)       (476)     (7,859)
  Future income tax expense                          (5,512)       (652)       (898)     (3,445)    (10,507)     (1,519)    (12,026)
                                                   ---------------------------------------------------------------------------------
  Net future cash flows before discount              12,899         714       3,834       1,193      18,640       1,347      19,987
  10% discount for timing of future cash flows       (5,361)       (252)     (1,424)       (374)     (7,411)       (519)     (7,930)
                                                   ---------------------------------------------------------------------------------
  Standardized measure of discounted future
   net cash flows                                  $  7,538    $    462    $  2,410    $    819    $ 11,229    $    828    $ 12,057
====================================================================================================================================
As of December 31, 1996
  Future cash inflows from sale of oil & gas,
   and service fee revenue                         $ 41,807    $  2,863    $ 11,242    $  9,261    $ 65,173    $  6,632    $ 71,805
  Future production costs                            (8,080)       (894)     (2,368)     (1,993)    (13,335)     (1,776)    (15,111)
  Future development costs                           (2,790)       (141)     (2,094)       (551)     (5,576)       (740)     (6,316)
  Future income tax expense                         (10,444)       (758)     (1,946)     (5,099)    (18,247)     (2,181)    (20,428)
                                                   ---------------------------------------------------------------------------------
  Net future cash flows before discount              20,493       1,070       4,834       1,618      28,015       1,935      29,950
  10% discount for timing of future cash flows       (8,602)       (458)     (1,740)       (489)    (11,289)       (695)    (11,984)
                                                   ---------------------------------------------------------------------------------
  Standardized measure of discounted future
   net cash flows                                  $ 11,891    $    612    $  3,094    $  1,129    $ 16,726    $  1,240    $ 17,966
====================================================================================================================================

72                                                     TEXACO 1998 ANNUAL REPORT


Table III - Changes in the Standardized Measure


The annual change in the standardized measure is explained in this table by the major sources of change, discounted at 10%.

o Sales & transfers, net of production costs capture the current year's revenues less the associated producing expenses. The net amount reflected here correlates to Table VII for revenues less production costs.

o Net changes in prices, production & development costs are computed before the effects of changes in quantities. The beginning-of-the-year production forecast is multiplied by the net annual change in the unit sales price and production cost. The large reduction in the 1998 standardized measure due to change in price reflects the sharp drop in crude oil and natural gas prices during 1998.

o Discoveries & extensions indicate the value of the new reserves at year-end prices, less related costs.

o Development costs incurred during the period capture the current year's development costs that are shown in Table V. These costs will reduce the previously estimated future development costs.

o Accretion of discount represents 10% of the beginning discounted future net cash flows before income tax effects.

o Net change in income taxes is computed as the change in present value of future income taxes.


Table III - Changes in the Standardized Measure

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Worldwide Including
                                                                                                    Equity in Affiliate - Other East
                                                                                           -----------------------------------------
(Millions of dollars)                                                                          1998            1997            1996
------------------------------------------------------------------------------------------------------------------------------------
Standardized measure - beginning of year                                                   $ 12,057        $ 17,966        $ 11,872
Sales of minerals-in-place                                                                     (160)            (79)           (458)
                                                                                           -----------------------------------------
                                                                                             11,897          17,887          11,414
Changes in ongoing oil and gas operations:
  Sales and transfers of produced oil and gas,
   net of production costs during the period                                                 (3,129)         (4,921)         (4,859)
  Net changes in prices, production and development costs                                   (11,205)        (14,632)          8,820
  Discoveries and extensions and improved recovery, less related costs                          728           2,681           3,182
  Development costs incurred during the period                                                1,770           1,976           1,575
  Timing of production and other changes                                                     (1,170)           (969)           (251)
  Revisions of previous quantity estimates                                                      852           1,476             527
  Purchases of minerals-in-place                                                                 48             449             138
  Accretion of discount                                                                       1,916           3,027           1,952
  Net change in discounted future income taxes                                                3,780           5,083          (4,532)
                                                                                           -----------------------------------------
Standardized measure - end of year                                                         $  5,487        $ 12,057        $ 17,966
====================================================================================================================================


Table IV - Capitalized Costs

Costs of the following assets are capitalized under the "successful efforts" method of accounting. These costs include the activities of Texaco's upstream operations but exclude the crude oil marketing activities, geothermal and other non-producing activities. As a result, this table will not correlate to information in Note 7 to the financial statements.

o Proved properties include mineral properties with proved reserves, development wells and uncompleted development well costs.

o Unproved properties include leaseholds under exploration (even where hydrocarbons were found but not in sufficient quantities to be considered proved reserves) and uncompleted exploratory well costs.

o Support equipment and facilities include costs for seismic and drilling equipment, construction and grading equipment, repair shops, warehouses and other supporting assets involved in oil and gas producing activities.

o The accumulated depreciation, depletion and amortization represents the portion of the assets that have been charged to expense in prior periods. It also includes provisions for future restoration and abandonment activity.

TEXACO 1998 ANNUAL REPORT                                                     73


Table IV - Capitalized Costs

                                                                    Consolidated Subsidiaries               Equity
                                                   --------------------------------------------------------------------------------
                                                                                                           Affiliate -
                                                     United       Other                   Other                  Other
(Millions of dollars)                                States        West      Europe        East       Total        East   Worldwide
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1998
  Proved properties                                $ 20,601    $    515    $  4,709    $  1,799    $ 27,624    $  1,015    $ 28,639
  Unproved properties                                 1,188          53          71         390       1,702         408       2,110
  Support equipment and facilities                      437          27          37         342         843         768       1,611
                                                   --------------------------------------------------------------------------------
   Gross capitalized costs                           22,226         595       4,817       2,531      30,169       2,191      32,360
  Accumulated depreciation,
   depletion and amortization                       (14,140)       (277)     (3,381)     (1,253)    (19,051)     (1,119)    (20,170)
                                                   --------------------------------------------------------------------------------
   Net capitalized costs                           $  8,086    $    318    $  1,436    $  1,278    $ 11,118    $  1,072    $ 12,190
====================================================================================================================================
As of December 31, 1997
  Proved properties                                $ 20,196    $    581    $  4,584    $  1,623    $ 26,984    $  1,112    $ 28,096
  Unproved properties                                 1,248          16          89         225       1,578         338       1,916
  Support equipment and facilities                      438          26          37         228         729         578       1,307
                                                   --------------------------------------------------------------------------------
   Gross capitalized costs                           21,882         623       4,710       2,076      29,291       2,028      31,319
  Accumulated depreciation,
   depletion and amortization                       (13,849)       (298)     (3,135)     (1,131)    (18,413)     (1,013)    (19,426)
                                                   --------------------------------------------------------------------------------
   Net capitalized costs                           $  8,033    $    325    $  1,575    $    945    $ 10,878    $  1,015    $ 11,893
====================================================================================================================================


Table V - Costs Incurred

This table summarizes how much we spent to explore and develop our existing reserve base, and how much we spent to acquire mineral rights from others (classified as proved or unproved).

o Exploration costs include geological and geophysical costs, the cost of carrying and retaining undeveloped properties and exploratory drilling costs.

o Development costs include the cost of drilling and equipping development wells and constructing related production facilities for extracting, treating, gathering and storing oil and gas from proved reserves.

o Exploration and development costs may be capitalized or expensed, as applicable. Such costs also include administrative expenses and depreciation applicable to support equipment associated with these activities. As a result, the costs incurred will not correlate to Capital and Exploratory Expenditures.

On a worldwide basis, in 1998 we spent $3.45 for each BOE we added. Finding and development costs averaged $3.91 for the three-year period 1996-1998 and $3.75 per BOE for the five-year period 1994-1998.

74                                                     TEXACO 1998 ANNUAL REPORT


Table V - Costs Incurred

                                                                     Consolidated Subsidiaries                Equity
                                                   ---------------------------------------------------------------------------------
                                                                                                            Affiliate -
                                                    United       Other                   Other                    Other
(Millions of dollars)                               States        West      Europe        East        Total        East    Worldwide
------------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1998
  Proved property acquisition                      $    27      $   --      $   --      $  199      $   226      $   --      $   226
  Unproved property acquisition                         85           1          --          32          118          --          118
  Exploration                                          417          92          65         277          851          19          870
  Development                                        1,073          25         308         204        1,610         160        1,770
                                                   ---------------------------------------------------------------------------------
   Total                                           $ 1,602      $  118      $  373      $  712      $ 2,805      $  179      $ 2,984
====================================================================================================================================
For the year ended December 31, 1997
  Proved property acquisition                      $ 1,099*     $   --      $   --      $   --      $ 1,099      $   --      $ 1,099
  Unproved property acquisition                        527*          1          --          23          551          --          551
  Exploration                                          480          15          59         234          788          18          806
  Development                                        1,220          62         419         108        1,809         167        1,976
                                                   ---------------------------------------------------------------------------------
   Total                                           $ 3,326      $   78      $  478      $  365      $ 4,247      $  185      $ 4,432
====================================================================================================================================
For the year ended December 31, 1996
  Proved property acquisition                      $    56      $   --      $   --      $   --      $    56      $   --      $    56
  Unproved property acquisition                         91           5          --          20          116          --          116
  Exploration                                          356          18          90         225          689           9          698
  Development                                          827         107         384         113        1,431         144        1,575
                                                   ---------------------------------------------------------------------------------
   Total                                           $ 1,330      $  130      $  474      $  358      $ 2,292      $  153      $ 2,445
====================================================================================================================================


*Includes the acquisition of Monterey Resources on a net cost basis of $1,520 million, which is net of deferred income taxes amounting to $469 million and $245 million for the acquired proved and unproved properties, respectively.


Table VI - Unit Prices

Average sales prices are calculated using the gross revenues in Table VII. Average production costs equal producing (lifting) costs, other taxes and the depreciation, depletion and amortization of support equipment and facilities.


------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Average sales prices
                             ------------------------------------------------------------------------
                                           Natural                  Natural                  Natural
                             Crude oil     gas per    Crude oil     gas per    Crude oil     gas per
                              and NGL     thousand     and NGL     thousand     and NGL     thousand       Average production costs
                            per barrel  cubic feet   per barrel  cubic feet   per barrel  cubic feet         (per composite barrel)
                            ----------------------   ----------------------   ----------------------    ----------------------------
                                              1998                     1997                     1996       1998      1997      1996
------------------------------------------------------------------------------------------------------------------------------------
United States                  $ 10.14     $  1.93      $ 16.32     $  2.32      $ 16.97     $  2.10    $  4.07   $  3.94   $  3.82
Other West                        9.65         .92        14.40        1.03        16.80         .96       1.86      2.80      3.44
Europe                           11.73        2.42        18.41        2.42        20.37        2.47       5.24      5.58      5.95
Other East                        9.61         .38        16.87        1.89        18.61        3.20       3.65      4.11      4.07
Affiliate - Other East            9.81          --        14.89          --        16.30          --       2.68      3.76      3.71
====================================================================================================================================


Table VII - Results of Operations

Results of operations for exploration and production activities consist of all the activities within our upstream operations, except for crude oil marketing activities, geothermal and other non-producing activities. As a result, this table will not correlate to the Analysis of Income by Operating Segments.

o Revenues are based upon our production that is available for sale and excludes revenues from resale of third party volumes, equity earnings of certain smaller affiliates, trading activity and miscellaneous operating income. Expenses are associated with current year operations but do not include general overhead and special items.

TEXACO 1998 ANNUAL REPORT                                                     75


o Production costs consist of costs incurred to operate and maintain wells and related equipment and facilities. These costs also include taxes other than income taxes and administrative expenses.

o Exploration costs include dry hole, leasehold impairment, geological and geophysical expenses, the cost of retaining undeveloped leaseholds and administrative expenses. Also included are taxes other than income taxes.

o Depreciation, depletion and amortization includes the amount for support equipment and facilities.

o Estimated income taxes are computed by adjusting each country's income before income taxes for permanent differences related to the oil and gas producing activities, then multiplying the result by the country's statutory tax rate and adjusting for applicable tax credits.


Table VII - Results of Operations


                                                                        Consolidated Subsidiaries                Equity
                                                          --------------------------------------------------------------------------
                                                           United      Other                 Other            Affiliate -
(Millions of dollars)                                      States       West     Europe       East      Total  Other East  Worldwide
------------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1998
Gross revenues from:
  Sales and transfers, including affiliate sales          $ 2,570    $    --    $   438    $   571    $ 3,579    $   454    $ 4,033
  Sales to unaffiliated entities                              218        120        509        122        969         28        997
Production costs                                           (1,066)       (35)      (400)      (250)    (1,751)      (150)    (1,901)
Exploration costs                                            (286)       (31)       (53)      (137)      (507)       (16)      (523)
Depreciation, depletion and amortization                     (832)       (22)      (422)      (113)    (1,389)      (106)    (1,495)
Other expenses                                               (198)        --         (4)       (10)      (212)        (1)      (213)
                                                          --------------------------------------------------------------------------
Results before estimated income taxes                         406         32         68        183        689        209        898
Estimated income taxes                                        (49)       (14)       (27)      (166)      (256)      (102)      (358)
                                                          --------------------------------------------------------------------------
   Net results                                            $   357    $    18    $    41    $    17    $   433    $   107    $   540
====================================================================================================================================
For the year ended December 31, 1997
Gross revenues from:
  Sales and transfers, including affiliate sales          $ 3,492    $    --    $   495    $   934    $ 4,921    $   610    $ 5,531
  Sales to unaffiliated entities                              312        165        499        178      1,154         43      1,197
Production costs                                             (986)       (57)      (323)      (249)    (1,615)      (192)    (1,807)
Exploration costs                                            (238)       (10)       (60)      (195)      (503)       (16)      (519)
Depreciation, depletion and amortization                     (735)       (27)      (382)      (129)    (1,273)      (110)    (1,383)
Other expenses                                               (249)        --         --        (24)      (273)         9       (264)
                                                          --------------------------------------------------------------------------
Results before estimated income taxes                       1,596         71        229        515      2,411        344      2,755
Estimated income taxes                                       (511)       (40)       (85)      (418)    (1,054)      (173)    (1,227)
                                                          --------------------------------------------------------------------------
   Net results                                            $ 1,085    $    31    $   144    $    97    $ 1,357    $   171    $ 1,528
====================================================================================================================================
For the year ended December 31, 1996
Gross revenues from:
  Sales and transfers, including affiliate sales          $ 3,383    $    --    $   524    $   863    $ 4,770    $   648    $ 5,418
  Sales to unaffiliated entities                              310        140        475        181      1,106         45      1,151
Production costs                                             (937)       (54)      (321)      (215)    (1,527)      (183)    (1,710)
Exploration costs                                            (196)       (27)       (57)      (150)      (430)        (8)      (438)
Depreciation, depletion and amortization                     (652)       (24)      (310)      (107)    (1,093)      (110)    (1,203)
Other expenses                                               (241)        (1)        (1)       (40)      (283)         8       (275)
                                                          --------------------------------------------------------------------------
Results before estimated income taxes                       1,667         34        310        532      2,543        400      2,943
Estimated income taxes                                       (534)       (26)      (112)      (417)    (1,089)      (212)    (1,301)
                                                          --------------------------------------------------------------------------
   Net results                                            $ 1,133    $     8    $   198    $   115    $ 1,454    $   188    $ 1,642
====================================================================================================================================

76                                                     TEXACO 1998 ANNUAL REPORT


Supplemental Market Risk Disclosures

We use derivative financial instruments to hedge interest rate, foreign currency exchange and market rate risks. Derivatives principally include interest rate and/or currency swap contracts, forward and option contracts to buy and to sell foreign currencies, and commodity futures, options, swaps and other instruments. We hedge only a portion of our risk exposures for assets, liabilities, commitments and future production, purchases and sales. We remain exposed on the unhedged portion of such risks.

     The estimated sensitivity effects below assume that valuations of all items within a risk category will move in tandem. This cannot be assured for exposures involving interest rates, currency exchange rates, petroleum and natural gas. Users should realize that actual impacts from future interest rate, currency exchange and petroleum and natural gas price movements will likely differ from the disclosed impacts due to ongoing changes in risk exposure levels and concurrent adjustments of hedging derivative positions. Additionally, the range of variability in prices and rates is representative only of past fluctuations for each risk category. Past fluctuations in rates and prices may not necessarily be an indicator of probable future fluctuations.

     Notes 10, 15 and 16 to the financial statements include details of our hedging activities, fair values of financial instruments, related derivatives exposures and accounting policies.

Debt and Debt-Related Derivatives

We had variable rate debt of approximately $2.7 billion and $2.0 billion at year-end 1998 and 1997, before effects of related interest rate swaps. Interest rate swap notional amounts at year-end 1998 decreased by less than $100 million from year-end 1997.

     Based on our overall interest rate exposure on variable rate debt and interest rate swaps at December 31, 1998 (including the interest rate and equity swap), a hypothetical two percentage points increase or decrease in interest rates would not materially affect our consolidated financial position, net income or cash flows.

Forward Exchange and Option Contracts

In 1998, the net notional amount of open forward contracts increased by $831 million. This related mostly to hedging of increased balance sheet monetary exposures.

     The effect on fair value of our forward exchange contracts at year-end 1998 from a hypothetical 10% change in currency exchange rates would be an increase or decrease of approximately $207 million. This would be offset by an opposite effect on the related hedged exposures.

Petroleum and Natural Gas Hedging

In 1998, the notional amount of open derivative contracts increased by $3,423 million, mostly related to natural gas hedging.

     For commodity derivatives permitted to be settled in cash or another financial instrument, sensitivity effects are as follows. At year-end 1998, the aggregate effect of a hypothetical 25% change in natural gas prices, a 15% change in crude oil prices and a 16-21% change in petroleum product prices (dependent on product and location) would not materially affect our consolidated financial position, net income or cash flows.

Investments in Debt and Publicly Traded Equity Securities

We are subject to price risk on this unhedged portfolio of available-for-sale securities. During 1998, market risk exposure decreased by $129 million. At year-end 1998, a 10% appreciation or depreciation in debt and equity prices would change portfolio fair value by about $49 million. This assumes no fluctuations in currency exchange rates.

Preferred Shares of Subsidiaries

We are exposed to interest rate risk on dividend requirements of Series B preferred shares of Texaco Capital LLC.

     We are exposed to currency exchange risk on the Canadian dollar denominated Series C preferred shares of Texaco Capital LLC. We are exposed to offsetting currency exchange risk as well as interest rate risk on a swap contract used to hedge the Series C.

     Based on the above exposures, a hypothetical two percentage points increase or decrease in the applicable variable interest rates and a hypothetical 10% appreciation or depreciation in the Canadian dollar exchange rate would not materially affect our consolidated financial position, net income or cash flows.

Market Auction Preferred Shares (MAPS)

We are exposed to interest rate risk on dividend requirements of MAPS. A hypothetical two percentage points increase or decrease in interest rates would not materially affect our consolidated financial position or cash flows. There are no derivatives related to MAPS.

TEXACO 1998 ANNUAL REPORT                                                     77


Selected Financial Data

Selected Quarterly Financial Data

                                                 First     Second     Third    Fourth      First     Second     Third    Fourth
                                               Quarter    Quarter   Quarter   Quarter    Quarter    Quarter   Quarter   Quarter
                                               --------------------------------------    --------------------------------------
(Millions of dollars)                                                            1998                                      1997
-------------------------------------------------------------------------------------------------------------------------------
Revenues
Sales and services                             $ 7,922    $ 7,729   $ 7,481   $ 7,778    $11,813    $10,983   $10,834   $11,557
Equity in income of affiliates, interest,
  asset sales and other                            225        315       226        31        216        513       259       492
                                               --------------------------------------------------------------------------------
                                                 8,147      8,044     7,707     7,809     12,029     11,496    11,093    12,049
                                               --------------------------------------------------------------------------------
Deductions
Purchases and other costs                        6,114      5,972     5,836     6,257      9,298      8,671     8,355     8,906
Operating expenses                                 580        645       593       690        781        790       806       874
Selling, general and
  administrative expenses                          276        296       290       362        419        417       450       469
Exploratory expenses                               141         90        93       137         99         93       114       165
Depreciation, depletion and amortization           388        375       409       503        385        372       388       488
Interest expense, taxes other than
  income taxes and minority interest               249        240       237       233        261        247       220       272
                                               --------------------------------------------------------------------------------
                                                 7,748      7,618     7,458     8,182     11,243     10,590    10,333    11,174
                                               --------------------------------------------------------------------------------
Income (loss) before income taxes and
  cumulative effect of accounting change           399        426       249      (373)       786        906       760       875
Provision for (benefit from) income taxes          140         84        34      (160)      (194)       335       270       252
                                               --------------------------------------------------------------------------------
Income (loss) before cumulative effect
  of accounting change                             259        342       215      (213)       980        571       490       623
Cumulative effect of accounting change             (25)        --        --        --         --         --        --        --
                                               --------------------------------------------------------------------------------
Net income (loss)                              $   234    $   342   $   215   $  (213)   $   980    $   571   $   490   $   623
-------------------------------------------------------------------------------------------------------------------------------
Total nonowner changes in equity               $   264    $   344   $   210   $  (246)   $   939    $   596   $   476   $   590
===============================================================================================================================

Net income (loss) per common share (dollars)
Basic
  Income (loss) before cumulative
   effect of accounting change                 $   .46    $   .62   $   .38   $  (.43)   $  1.86    $  1.07   $   .91   $  1.15
  Cumulative effect of
   accounting change                              (.05)        --        --        --         --         --        --        --
                                               --------------------------------------------------------------------------------
  Net income (loss)                            $   .41    $   .62   $   .38   $  (.43)   $  1.86    $  1.07   $   .91   $  1.15
                                               ================================================================================
Diluted
  Income (loss) before cumulative
   effect of accounting change                 $   .46    $   .61   $   .38   $  (.43)   $  1.80    $  1.05   $   .90   $  1.12
  Cumulative effect of
   accounting change                              (.04)        --        --        --         --         --        --        --
                                               --------------------------------------------------------------------------------
  Net income (loss)                            $   .42    $   .61   $   .38   $  (.43)   $  1.80    $  1.05   $   .90   $  1.12
===============================================================================================================================

See accompanying notes to consolidated financial statements.

78                                                     TEXACO 1998 ANNUAL REPORT


Five-Year Comparison of Selected Financial Data

(Millions of dollars)                                                            1998        1997       1996       1995        1994
------------------------------------------------------------------------------------------------------------------------------------
For the year:
Revenues from continuing operations                                          $ 31,707    $ 46,667   $ 45,500   $ 36,787    $ 33,353
Net income (loss) before cumulative effect of accounting changes
  Continuing operations                                                      $    603    $  2,664   $  2,018   $    728    $    979
  Discontinued operations                                                          --          --         --         --         (69)
Cumulative effect of accounting changes                                           (25)         --         --       (121)         --
                                                                             -------------------------------------------------------
  Net income                                                                 $    578    $  2,664   $  2,018   $    607    $    910
                                                                             -------------------------------------------------------
Total nonowner changes in equity                                             $    572    $  2,601   $  1,863   $    592    $    972
                                                                             -------------------------------------------------------
Net income (loss) per common share (dollars)
  Basic
   Income (loss) before cumulative effect of accounting changes
     Continuing operations                                                   $   1.04    $   4.99   $   3.77   $   1.29    $   1.72
     Discontinued operations                                                       --          --         --         --        (.14)
   Cumulative effect of accounting changes                                       (.05)         --         --       (.24)         --
                                                                             -------------------------------------------------------
   Net income                                                                $    .99    $   4.99   $   3.77   $   1.05    $   1.58
                                                                             -------------------------------------------------------
  Diluted
   Income (loss) before cumulative effect of accounting changes
     Continuing operations                                                   $   1.04    $   4.87   $   3.68   $   1.28    $   1.72
     Discontinued operations                                                       --          --         --         --        (.14)
   Cumulative effect of accounting changes                                       (.05)         --         --       (.23)         --
                                                                             -------------------------------------------------------
   Net income                                                                $    .99    $   4.87   $   3.68   $   1.05    $   1.58
                                                                             -------------------------------------------------------
Cash dividends per common share (dollars)                                    $   1.80    $   1.75   $   1.65   $   1.60    $   1.60
Total cash dividends paid on common stock                                    $    952    $    918   $    859   $    832    $    830

At end of year:
Total assets                                                                 $ 28,570    $ 29,600   $ 26,963   $ 24,937    $ 25,505
Debt and capital lease obligations
  Short-term                                                                 $    939    $    885   $    465   $    737    $    917
  Long-term                                                                     6,352       5,507      5,125      5,503       5,564
                                                                             -------------------------------------------------------
Total debt and capital lease obligations                                     $  7,291    $  6,392   $  5,590   $  6,240    $  6,481
====================================================================================================================================

See accompanying notes to consolidated financial statements.

TEXACO 1998 ANNUAL REPORT                                                     81


Investor Information

Common Stock -- Market
and Dividend Information:

Texaco Inc. common stock (symbol TX) is traded principally on the New York Stock Exchange. As of February 25, 1999, there were 209,728 shareholders of record. In 1998, Texaco's common stock price reached a high of $65.00, and closed December 31, 1998, at $53.00.

                                                                         Common Stock Price Range
                                                           ---------------------------------------------------
                                                              High          Low           High         Low             Dividends
                                                           -----------------------     -----------------------    ------------------
                                                                    1998                        1997*               1998       1997*
------------------------------------------------------------------------------------------------------------------------------------
First Quarter                                              $ 65          $ 49 1/16     $ 55 3/4     $ 48 7/8      $  .45     $  .425
Second Quarter                                               63 3/4        55 3/4        57 7/16      50 1/2         .45        .425
Third Quarter                                                64 7/8        55 1/4        61 11/16     54 11/32       .45        .45
Fourth Quarter                                               63 7/8        50 1/4        63 7/16      51 1/8         .45        .45
====================================================================================================================================

*Reflects two-for-one stock split, effective September 29, 1997.


Stock Transfer Agent and
Shareholder Communications

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


Co-Transfer Agent

Montreal Trust Company
151 Front Street West - 8th Floor
Toronto, Ontario, Canada M5J 2N1
Phone: 1-800-663-9097
Fax: (416) 981-9507


Security analysts and institutional
investors should contact:

Elizabeth P. Smith
Vice President, Texaco Inc.
Phone: (914) 253-4478
Fax: (914) 253-6269
E-mail: smithep@texaco.com


Annual Meeting

Texaco Inc.'s Annual Shareholders Meeting will be held at the Rye Town Hilton, Rye Brook, NY, on Tuesday, April 27, 1999. A formal notice of the meeting, together with a proxy statement and proxy form, is being mailed to shareholders with this report.

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