Form 10-K, Exhibit 13
period 2000-12-31
TEXACO INC
filed 2001-03-26
CIK 97349

RXHIBIT 13

                                                 > TEXACO 2000 ANNUAL REPORT  27

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

We use the Management's Discussion and Analysis (MD&A) to explain Texaco's operating results and general financial condition. A table of financial highlights that provides a financial picture of the company is followed by four main sections: Industry Review, Results of Operations, Analysis of Income by Operating Segments and Other Items. Earnings information is presented on an after-tax basis, unless otherwise noted.

     Industry Review -- We discuss the economic factors that affected our industry in 2000. We also provide our near-term outlook for the industry.

     Results of Operations -- We explain changes in revenues, costs, expenses and income taxes. Summary schedules, showing results before and after special items, complete this section. Special items are significant benefits or charges outside the scope of normal operations.

     Analysis of Income by Operating Segments -- We discuss the performance of our operating segments: Exploration and Production (upstream), Refining, Marketing and Distribution (downstream) and Global Gas, Power and Energy Technology. We also discuss Other Business Units and our Corporate/Non-operating results.

     Other Items -- We discuss the following items in this section:

> Liquidity and Capital Resources: How we manage cash, working capital and debt and other actions to provide financial flexibility

> Reorganizations, Restructurings and Employee Separation Programs: A discussion of our reorganizations and other cost-cutting initiatives

> Capital and Exploratory Expenditures: Our program to invest in the business, especially in projects aimed at future growth

> Environmental Matters: A discussion about our expenditures relating to protection of the environment

> New Accounting Standards: A description of new accounting standards to be adopted

>    Euro Conversion: The status of our program to adapt to the euro currency

> California Power Situation: A discussion of the current power problems facing California

>    Chevron-Texaco Merger: The status of our proposed merger with Chevron

--------------------------------------------------------------------------------
Our discussions in the MD&A and other sections of this Annual Report contain forward-looking statements that are based upon our best estimate of the trends we know about or anticipate. Actual results may be different from our estimates. We have described in our 2000 Annual Report on Form 10-K the factors that could change these forward-looking statements.


---------------------------------------------------------------------------------------------------------------------------------
Financial Highlights

(Millions of dollars, except per share and ratio data)                              2000                1999                1998
=================================================================================================================================
Revenues                                                                      $   51,130          $   35,691          $   31,707
Income before special items and cumulative effect of accounting change        $    2,898          $    1,214          $      894
Special items                                                                       (356)                (37)               (291)
Cumulative effect of accounting change                                                --                  --                 (25)
                                                                              --------------------------------------------------
Net income                                                                    $    2,542          $    1,177          $      578
Diluted income per common share (dollars)
  Income before special items and cumulative effect
   of accounting change                                                       $     5.31          $     2.21          $     1.59
  Special items                                                                     (.66)               (.07)               (.55)
  Cumulative effect of accounting change                                              --                  --                (.05)
                                                                              --------------------------------------------------

  Net income                                                                  $     4.65          $     2.14          $      .99
Cash dividends per common share (dollars)                                     $     1.80          $     1.80          $     1.80
Total assets                                                                  $   30,867          $   28,972          $   28,570
Total debt                                                                    $    7,191          $    7,647          $    7,291
Stockholders' equity                                                          $   13,444          $   12,042          $   11,833
Current ratio                                                                       1.18                1.05                1.07
Return on average stockholders' equity*                                            20.1%               10.0%                4.9%
Return on average capital employed before special items*                           16.2%                8.3%                6.5%
Return on average capital employed*                                                14.5%                8.1%                5.0%
Total debt to total borrowed and invested capital                                  33.7%               37.5%               36.8%
=================================================================================================================================

*    Returns for 1998 exclude the cumulative effect of accounting change (see
     Note 2 to the financial statements).

28  > TEXACO 2000 ANNUAL REPORT


INDUSTRY REVIEW

Introduction

By most measures, 2000 was an extraordinary year for the international oil and gas industry. Spot crude oil prices reached their highest average level since 1982, spot refining margins staged a startling recovery from last year's lows and U.S. natural gas prices set new records.

ITEM 1. AVERAGE PRICE PER BARREL OF WEST TEXAS INTERMEDIATE (WTI) CRUDE OIL

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE. SEE APPENDIX, ITEM #1]

ITEM 2. AVERAGE PRICE PER MCF OF U.S. NATURAL GAS AT HENRY HUB

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE. SEE APPENDIX, ITEM #2]

     A surging global economy contributed to further growth in energy demand last year. However, the very favorable price environment was, to a large extent, the result of a combination of energy market supply-side factors. Low inventories of crude oil and refined products left oil markets susceptible to disruption and uncertainty. This helped to support prices and refining margins at high levels for most of the year.

     Low inventory levels also characterized the U.S. natural gas market. Domestic gas production remained relatively weak in 2000. This made it difficult both to meet summer demand requirements and to place adequate volumes of gas into storage for the winter.

Review of 2000

The global economy experienced exceptionally strong growth in 2000. The U.S. was the world's driving force, enjoying a remarkable 5% increase in Gross Domestic Product despite a tightening in monetary policy and higher energy prices. Western Europe also registered a healthy gain, propelled by rising exports and strong investment spending. However, the large Japanese economy continued to underperform.

     The developing world continued to recover in 2000 from the Asian financial crisis. Benefiting from both a rise in intra-regional trade and the strength of the U.S. and European economies, growth in developing Asia accelerated. In similar fashion, Latin America emerged from its 1999 recession, led by strong growth in Brazil, Mexico, Peru and Chile. Also, many of the oil producing nations in the developing world benefited from higher oil prices. Furthermore, the former Soviet bloc enjoyed its strongest economic performance in 10 years, led by robust growth in Russia and many of the countries in Eastern Europe.

     The increased pace of economic activity contributed to further growth in world oil demand. Total oil consumption averaged 76.4 million barrels per day
(BPD) during 2000, 1.2% higher than 1999. Virtually all of the increase in demand occurred in the developing countries, especially those in Asia. The warmer-than-normal 1999-2000 winter constrained the demand for heating fuels in the U.S. and Western Europe. Also, sharply higher oil prices limited consumption in some countries.

     In contrast to the deep cutbacks made in 1999, members of the Organization of Petroleum Exporting Countries (OPEC) raised their production of crude oil significantly in 2000. OPEC crude oil output averaged 27.9 million BPD, 1.4 million BPD above the prior year and the highest level since 1979. By year end, many OPEC members were believed to be producing at or near their full capacity.

ITEM 3. AVERAGE OPEC CRUDE OIL PRODUCTION

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE. SEE APPENDIX, ITEM #3]

     Production in non-OPEC areas also rose substantially in 2000. This largely reflected the start-up of projects that were delayed from the prior two years, when low oil prices cut deeply into spending and production plans. However, much of the increase in world oil production occurred after the spring, and commercial crude oil inventories remained lean throughout most of the year.

     Low crude oil stocks placed continued upward pressure on prices. This was reinforced by uncertainties regarding export flows from Iraq and the escalation of violence in the Middle East. For the year overall, the spot price of U.S. benchmark West Texas Intermediate (WTI) crude oil averaged $30.37 per barrel, about $11.00 per barrel higher than in 1999. For 2000, WTI crude oil prices averaged $30.37 per barrel, or 57% above the 1999 average.

     Early in 2000, refined product inventories were drawn down, especially in the Atlantic basin, to meet seasonal demand requirements. As the year progressed, it became difficult to replenish these stocks for a variety of reasons. These reasons included changes

                                                 > TEXACO 2000 ANNUAL REPORT  29


in mandated product specifications in some areas, scattered worldwide refinery outages and heavy scheduled refinery maintenance. Consequently, refined product prices rose sharply, and spot refining margins increased.

     U.S. natural gas prices also rose steeply last year, averaging $3.99 per thousand cubic feet. This increase of about 70% reflected tight supply/demand conditions. Domestic gas production has recovered slowly from the declines suffered in 1998-1999 when overall upstream spending was reduced drastically due to low oil prices. At the same time, however, gas demand has trended upward, especially for electricity generation during the summer months. During 2000, natural gas end users competed for available supplies with operators who store gas for the winter. With low levels of gas in storage heading into the winter, the onset of severe cold weather in November and December raised concerns about adequate supplies. This sent prices up sharply.

Near-Term Outlook

The global economic expansion is expected to continue through 2001, though at a slower rate than in 2000. The U.S. economy is showing signs of a sharp slowdown, responding to the previous interest rate increases by the Federal Reserve. Economic expansions in Europe and the developing world are also expected to moderate, reflecting the slowdown in the U.S.

     World oil consumption will increase again during 2001. Even with lower economic growth, oil consumption should rise by about 1.4 million BPD. On the supply side, non-OPEC production will also rise, but more slowly, as many delayed projects have been completed.

     The major uncertainty facing oil markets in 2001 concerns the level of OPEC oil output and the future course of prices. OPEC has stated publicly its desire to maintain crude oil prices in a target range which is roughly equivalent to $24-$30 per barrel of WTI. Prices were headed down toward the lower end of that range by the end of 2000 as OPEC's high crude oil production rates ultimately translated into a worldwide accumulation of crude oil stocks. To avoid a market oversupply situation which could jeopardize its price goal, OPEC implemented output restraints early in 2001.

     Worldwide spot refining margins should decline during 2001. High refinery running rates in many parts of the world during the latter part of last year led to a partial refilling of refined product stocks. In addition, many of the unusual factors that prevailed in 2000, such as major changes in product specifications, should be absent from the market in 2001.

     U.S. natural gas markets, on the other hand, have the potential to remain quite strong in 2001. Under any reasonable expectation, the volume of natural gas in storage will be very low by the spring. Thus, the need to build supplies will be intense. Although production and imports will be higher, continued growth in demand will keep the market balance tight.

RESULTS OF OPERATIONS

Revenues

Our consolidated worldwide revenues were $51.1 billion in 2000, $35.7 billion in 1999 and $31.7 billion in 1998.

ITEM 4. WORLDWIDE REVENUES FROM SALES AND SERVICES

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE. SEE APPENDIX, ITEM #4]

Sales Revenues -- Price/Volume Effects

Our sales revenues were higher in 2000 due to an increase of over 60% in our realized crude oil prices. However, our crude oil and natural gas liquids production was 10% lower due to sales of non-core producing properties in the U.S. and U.K. and natural field declines.

     Sales revenues from petroleum products increased in 2000 led by higher prices in all markets. Volumes increased slightly as higher sales in the U.S. and Europe were offset by decreases in Latin America and West Africa and lower natural gas liquids (NGL) trading activity in our international areas.

     U.S. natural gas revenues also improved in 2000 due to a significant increase in our realized natural gas price, as well as higher sales of purchased gas. Results for our international operations were consistent with 1999.

     Our sales revenues were higher in 1999 due to our increased realized crude oil prices which began to rise during the second half of the year. However, crude oil and NGL production declined due to natural field declines and asset sales in the U.S., as well as temporary operating problems in the U.K.

     Sales revenues from petroleum products increased in 1999 due to higher prices and increased international and marine fuels volumes. Our 1999 natural gas volumes decreased in the U.S. due to lower production and reduced sales of purchased gas. Internationally, our results were impacted by our withdrawal from the U.K. retail gas market.

Other Revenues

     Other revenues include our equity in the income of affiliates, gains from asset sales and interest income. Results for 2000 were higher due to increased equity in income of affiliates. These results benefited from improved refining margins for Motiva in the U.S. East and Gulf Coast areas and higher crude oil prices in our Indonesian producing affiliate. Adversely impacting results were lower marketing and lubricant margins realized by Equilon and lower Caltex marketing results.

     Results for 1999 were lower due to reduced interest income on notes and marketable securities and lower asset sales. Equity in income of affiliates in 1999 was consistent with 1998. Lower downstream margins in the Caltex Asia-Pacific region and in Motiva's East and

30  > TEXACO 2000 ANNUAL REPORT


Gulf Coast areas depressed results. However, we realized higher refining margins in Equilon's West Coast operating areas. We also benefited from stronger crude oil prices in our Indonesian producing affiliate during the second half of 1999.

     Our share of special charges by our affiliates included in other revenues amounted to $104 million in 2000, $153 million in 1999 and $159 million in 1998. In 2000, these major special charges included a loss on the sale of a U.S. refinery and asset write-downs, as well as patent litigation and environmental issues. Also included was a special gain for an employee benefits revision. The 1999 special charges included refinery asset write-downs in the U.S. and a loss on the sale of an interest in a Japanese affiliate. These charges were reduced by inventory valuation benefits in the U.S. and abroad, as well as tax revaluation benefits in Korea.

     In 1998, special charges included inventory valuation adjustments, net U.S. alliance formation costs and Caltex restructuring charges.

Costs and Expenses

Costs and expenses from operations were $46.3 billion in 2000, $33.3 billion in 1999 and $30.5 billion in 1998. Significantly higher worldwide crude oil, petroleum products and U.S. natural gas prices increased our purchases and other costs in 2000. Operating expenses also increased due to the impact of higher fuel and gas prices on utility expenses and production taxes. In 1999, our purchases and other costs increased due to higher prices and product volumes.

     Special items recorded by our subsidiaries increased costs and operating expenses by $819 million in 2000, $121 million in 1999 and $382 million in 1998. Major special items in 2000 included asset write-downs, losses on asset sales and environmental and litigation issues. The asset write-downs and losses on asset sales in 2000, which increased depreciation, depletion and amortization expense by $569 million, resulted mainly from impairments of certain producing properties and refinery assets in Panama, as well as sales of producing assets. In 1999 and 1998, write-downs and losses on asset sales were recorded that increased depreciation, depletion and amortization expense by $87 million and $150 million. Asset impairments we have recognized are based on the provisions of SFAS 121, as well as other applicable accounting pronouncements. These impairments are driven by specific events, including the sale of properties or downward revisions in underground reserve quantities. In performing our reviews of assets not held for sale, we use our best judgment in estimating future cash flows. This includes our outlook for commodity prices based on our review of supply and demand forecasts and other economic indicators.

     Special items in 1999 also included inventory valuation benefits in subsidiaries, which reversed charges recorded in 1998 when commodity prices were very depressed. The year 1998 also included employee separation costs.

     Interest expense for 2000 was lower due to lower debt levels and higher capitalized interest on major upstream projects. The amount recorded for 1999 reflects the impact of higher average debt levels.

Income Taxes

Income tax expense was $1,676 million in 2000, $602 million in 1999 and $98 million in 1998. The increases in 2000 and 1999 are the result of higher income from producing operations due to higher prices.

Income Summary Schedules

The following schedules show after-tax results before and after special items and before the cumulative effect of accounting change. A full discussion of special items is included in our Analysis of Income by Operating Segments.

Income (Loss)

(Millions of dollars)                    2000       1999     1998
==================================================================

Income before special items
  and cumulative effect of
  accounting change                   $ 2,898    $ 1,214    $ 894
-----------------------------------------------------------------
Special items:
Write-downs of assets                    (272)      (157)     (93)
Environmental, litigation
  and royalty issues                     (138)       (42)      --
Gains (losses) on major asset sales       (94)       (62)      20
Reorganization, restructuring,
  employee related and other costs         (8)       (74)    (144)
Tax issues                                 96        106       25
Tax benefits on asset sales                70         40       43
Inventory valuation adjustments            --        152     (142)
Merger costs                              (10)        --       --
                                      ---------------------------
Total special items                      (356)       (37)    (291)
-----------------------------------------------------------------
Income before cumulative effect
  of accounting change                $ 2,542    $ 1,177    $ 603
=================================================================

                                                 > TEXACO 2000 ANNUAL REPORT  31


     The following schedule further details our results:

Income (Loss)

                                                                           Before Special Items           After Special Items
                                                                   ----------------------------   ---------------------------

(Millions of dollars)                                                 2000      1999      1998      2000       1999      1998
=============================================================================================================================
Exploration and production (upstream)

  United States                                                    $ 1,788   $   666   $   381    $1,518    $   652    $  301
  International                                                      1,058       386       181     1,077        360       129
                                                                   ----------------------------------------------------------
   Total                                                             2,846     1,052       562     2,595      1,012       430
-----------------------------------------------------------------------------------------------------------------------------
Refining, marketing and distribution (downstream)
  United States                                                        243       287       276       158        208       221
  International                                                        272       338       503       143        370       332
                                                                   ----------------------------------------------------------
   Total                                                               515       625       779       301        578       553
-----------------------------------------------------------------------------------------------------------------------------
Global gas, power and energy technology                                 50        21       (33)       50        (14)      (16)
-----------------------------------------------------------------------------------------------------------------------------
     Total                                                           3,411     1,698     1,308     2,946      1,576       967
-----------------------------------------------------------------------------------------------------------------------------
Other business units                                                   (11)       (3)       (2)      (11)        (3)       (2)
Corporate/Non-operating                                               (502)     (481)     (412)     (393)      (396)     (362)
                                                                   ----------------------------------------------------------
   Income before cumulative effect of accounting change            $ 2,898   $ 1,214   $   894    $2,542    $ 1,177    $  603
=============================================================================================================================

ANALYSIS OF INCOME BY OPERATING SEGMENTS

Upstream

In our upstream business, we explore for, find, develop, produce and sell crude oil, NGL and natural gas.

     Our upstream operations benefited from sharply higher crude oil and natural gas prices during 2000. The following discussion focuses on how the price environment and other business factors affected our earnings. The U.S. results for 1998 include some minor Canadian operations which were sold at the end of 1998.

ITEM 5. WORLDWIDE FINDING AND DEVELOPMENT COSTS PER BARREL OF OIL EQUIVALENT

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE. SEE APPENDIX, ITEM #5]

32  > TEXACO 2000 ANNUAL REPORT


United States Upstream

(Millions of dollars, except as indicated)                                  2000             1999             1998
==================================================================================================================
Operating income before special items                                    $ 1,788          $   666          $   381
------------------------------------------------------------------------------------------------------------------
Special items:
  Write-downs of assets                                                     (126)              --              (51)
  Environmental, litigation and royalty issues                               (15)             (30)              --
  Gains (losses) on major asset sales                                       (129)              18               --
  Reorganization, restructuring, employee related and other costs             --              (11)             (29)
  Tax issues                                                                  --                9               --
                                                                         -----------------------------------------
   Total special items                                                      (270)             (14)             (80)
------------------------------------------------------------------------------------------------------------------
Operating income                                                         $ 1,518          $   652          $   301
------------------------------------------------------------------------------------------------------------------

Selected operating data:
Net production
  Crude oil and NGL (thousands of barrels a day)                             356              395              433
  Natural gas available for sale (millions of cubic feet a day)            1,310            1,462            1,679
Average realized crude price (dollars per barrel)                        $ 26.00          $ 14.70          $ 10.60
Average realized natural gas price (dollars per MCF)                     $  3.69          $  2.18          $  2.00
Exploratory expenses (millions of dollars)                               $   120          $   234          $   257
Lifting costs (dollars per barrel of oil equivalent)                     $  5.05          $  4.01          $  4.07
Return on average capital employed before special items                    29.0%            10.5%             6.0%
Return on average capital employed                                         24.6%            10.3%             4.7%
==================================================================================================================

WHAT HAPPENED IN THE UNITED STATES?

Business Factors

PRICES We benefited from higher prices in 2000, which improved earnings by $1,368 million. Our average realized crude oil price increased by 77% to $26.00 per barrel. This follows a 39% increase in 1999. Despite production increases in 2000 by OPEC members, concerns over low global inventories of crude oil and refined products helped push prices up to their highest levels since the Gulf War in 1991. Concerns over low U.S. natural gas storage levels and strong demand helped push U.S. natural gas prices to record levels. Our average realized natural gas price in 2000 increased 69% to $3.69 per thousand cubic feet (MCF). This follows a 9% increase in 1999.

PRODUCTION Our production decreased by 10% in 2000. Half of this expected reduction was due to our continuing strategy of selling non-core producing properties. In 1999, we decided to divest non-strategic assets and focus investment on high-return, high-impact opportunities. The balance of the decrease was due to natural field declines, which exceeded new production from various fields. In 1999, our production also decreased by 10% due to natural field declines, asset sales and reduced investment in mature properties.

EXPLORATORY EXPENSES We expensed $120 million on exploratory activity in 2000. Our exploratory expenses in 1999 were $234 million, 9% lower than in 1998. The year 1999 included a $100 million write-off of investments in prospects in the Gulf of Mexico. These prospects, initially drilled between 1995 and 1998, were determined to be non-commercial in the fourth quarter of 1999 after further appraisal drilling.

Other Factors

Our operating expenses increased by 7% in 2000. This was the result of higher crude oil and natural gas prices causing a significant increase in utilities expense and production taxes. Our lifting costs per barrel of oil equivalent
(BOE) increased in 2000 due to these factors. In 1999, our lifting costs per BOE benefited from cost savings offset partly by lower production.

ITEM 6. U.S. LIFTING COSTS PER BOE

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE. SEE APPENDIX, ITEM #6]

                                                 > TEXACO 2000 ANNUAL REPORT  33


Special Items

In 2000, our results included a $129 million charge for net losses on the sales of non-core producing properties and related disposal costs. These sales were a significant part of our continuing strategy to upgrade our portfolio in the upstream by divesting non-strategic assets and focusing investment on high-return, high-impact opportunities. Our results also included a special charge of $15 million for crude oil and gas royalty settlements and $126 million for the write-downs of assets, mostly in the Gulf of Mexico and Gulf Coast. These impairments were caused by downward revisions in the fourth quarter of 2000 of the estimated volume of the fields' proved reserves and changes in our outlook of future production. We determined that the carrying values of these properties exceeded future undiscounted cash flows. Fair value was determined by discounting expected future cash flows.

     Our results for 1999 included a $30 million charge for the settlement of crude oil royalty valuation issues on federal lands and an $11 million charge for employee separation costs. The employee separation costs result from the expansion of our 1998 program. Results for 1998 included a charge for employee separation costs of $29 million. See the section entitled Reorganizations, Restructurings and Employee Separation Programs on page 40 for additional information. During 1999, we also recorded an $18 million gain on asset sales in California and a $9 million production tax refund.

     Results for 1998 also included asset write-downs of $51 million for impaired properties in Louisiana and Canada. The impaired Louisiana property represents an unsuccessful enhanced recovery project, which we determined to be impaired in the fourth quarter of 1998. The Canadian properties were impaired following our decision in October 1998 to exit the upstream business in Canada. These properties were written down to their sales price with the sale closing in December 1998.

-----------------------------------------------------------------------------------------------
International Upstream

(Millions of dollars, except as indicated)                             2000      1999      1998
===============================================================================================
Operating income before special items                               $ 1,058    $  386    $  181
-----------------------------------------------------------------------------------------------
Special items:
  Write-downs of assets                                                 (20)       --       (42)
  Gains on major asset sales                                             90        --        --
  Reorganization, restructuring, employee related and other costs       (14)       (2)      (10)
  Tax issues                                                            (37)      (24)       --
                                                                    ---------------------------
   Total special items                                                   19       (26)      (52)
-----------------------------------------------------------------------------------------------
Operating income                                                    $ 1,077     $ 360    $  129
-----------------------------------------------------------------------------------------------

Selected operating data:
Net production
  Crude oil and NGL (thousands of barrels a day)                        444       490       497
  Natural gas available for sale (millions of cubic feet a day)         557       537       548
Average realized crude price (dollars per barrel)                   $ 24.83    $15.23    $11.20
Average realized natural gas price (dollars per MCF)                $  1.58    $ 1.34    $ 1.63
Exploratory expenses (millions of dollars)                          $   238    $  267    $  204
Lifting costs (dollars per barrel of oil equivalent)                $  4.09    $ 4.37    $ 3.74
Return on average capital employed before special items               23.2%     10.3%      5.8%
Return on average capital employed                                    23.6%      9.6%      4.1%
===============================================================================================

WHAT HAPPENED IN THE INTERNATIONAL AREAS?

Business Factors

PRICES Our earnings increased by $720 million in 2000 due to sharply higher crude oil and natural gas prices. Our average crude oil price increased by 63% to $24.83 per barrel. Market conditions kept crude oil prices strong throughout 2000 despite OPEC actions to boost production. Crude oil prices began to improve in 1999, increasing by 36% to $15.23 per barrel. This was due to worldwide production cutbacks and improved demand. Our average realized natural gas price increased by 18% in 2000 to $1.58 per MCF. This follows a decrease of 18% in 1999.

PRODUCTION Our production in 2000 declined by 7%. We experienced some declines due to scheduled maintenance and repairs in our U.K. North Sea operations. In Indonesia, we had lower production volumes as higher prices reduced our lifting entitlements for cost

34  > TEXACO 2000 ANNUAL REPORT


recovery under a production sharing agreement. In addition, the planned sale of non-core producing properties caused 40% of the production decline. These declines were partially offset by increased production in the Partitioned Neutral Zone and the Karachaganak field in the Republic of Kazakhstan. Our production decreased slightly in 1999 due to operating problems in the U.K. North Sea and reduced lifting entitlements in Indonesia. We also experienced lower natural gas production in Latin America. These declines were partially offset by increased production in the Partitioned Neutral Zone as a result of increased drilling activity and development of the Karachaganak field in Kazakhstan.

EXPLORATORY EXPENSES Our exploratory expenses for 2000 were $238 million. We expensed $267 million on exploratory activity in 1999, an increase of 31%. This included about $50 million for an unsuccessful exploratory well offshore Trinidad and $30 million for prior year drilling expenditures in Thailand, which we wrote off in 1999 after we determined the prospect to be non-commercial.

ITEM 7. INTERNATIONAL NET PROVED RESERVES

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE. SEE APPENDIX, ITEM #7]

Other Factors

Our operating expenses decreased 7% in 2000 in line with production declines. Our lifting costs in 2000 were $4.09 per BOE, a decrease of 6%. This decrease was due in part to lower U.K. lifting costs. Lifting costs per BOE increased in 1999 by 17%, primarily resulting from lower Indonesian lifting entitlements.

ITEM 8. INTERNATIONAL UPSTREAM CAPITAL AND EXPLORATORY EXPENDITURES

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE. SEE APPENDIX, ITEM #8]

Special Items

Our results for 2000 included a special benefit of $90 million for net gains on the sales of non-core producing properties. These sales are part of our continuing strategy to divest non-strategic assets and focus investment on high-return, high-impact opportunities. Results for 2000 also included a special charge of $14 million for net losses resulting from the Erskine pipeline interruption in the U.K. North Sea, charges of $37 million for prior years' tax adjustments and a fourth quarter charge of $20 million for an asset write-down associated with a project in the U.K. North Sea, which we do not plan to develop.

     Our results for 1999 included a $24 million charge for prior years' tax issues in the U.K. and a $2 million charge for employee separation costs. The employee separation costs result from the expansion of our 1998 program. Results for 1998 included a charge for employee separation costs of $10 million. See the section entitled Reorganizations, Restructurings and Employee Separation Programs on page 40 for additional information.

     Results for 1998 also included a write-down of $42 million for the impairment of our investment in the Strathspey field in the U.K. North Sea. The Strathspey impairment was caused by a downward revision in the fourth quarter of 1998 of the estimated volume of the field's proved reserves.

LOOKING FORWARD IN THE WORLDWIDE UPSTREAM

We intend to continue to cost-effectively explore for, develop and produce crude oil and natural gas reserves by focusing on high-margin, high-impact projects. We will continue to review our assets for profitability and strategic fit and make selective dispositions, as appropriate. We expect worldwide production to grow an average of two to three percent annually over the next five years. Our growth areas of focus include:

> Philippines -- where we hold a 45% interest in the Malampaya Deep Water Natural Gas Project, with first production expected by early 2002

>    West Africa -- where we will develop the major Agbami oil field offshore
     Nigeria

> U.S. Gulf of Mexico -- where we hold both exploration and production acreage and saw the July 2000 start-up of our Petronius Project

> U.K. North Sea -- where first production from the second phase (Area B) of the Captain field began in December 2000

> Venezuela -- where we have a 30% interest in the Hamaca Oil Project, which is under development

> Kazakhstan -- where we hold interests in the Karachaganak and North Buzachi projects

>    Brazil-- where we have interests in both exploration and development areas

                                                 > TEXACO 2000 ANNUAL REPORT  35


Downstream

In our downstream business, we refine, transport and sell crude oil and products, such as gasoline, fuel oil and lubricants.

     Our U.S. downstream includes our share of operations in Equilon and Motiva. Equilon is our joint venture with Shell Oil Company in which we have a 44% interest. The Equilon area includes western and midwestern refining and marketing operations and nationwide trading, transportation and lubricants activities. The Motiva area includes East and Gulf Coast refining and marketing operations. Our results for 2000, 1999 and the last half of 1998 are our share of the earnings of Motiva, our joint venture with Shell and Saudi Refining, Inc., which began operations on July 1, 1998. In accordance with contractual provisions, our ownership interest in Motiva is subject to change. From the start of operations through December 31, 1999 our ownership interest was 32.5%. For the year 2000, our interest was just under 31%. Results for the first half of 1998 are for our 50% share of Star, our joint venture with Saudi Refining, Inc.

     Internationally, our wholly-owned downstream operations are reported separately as Latin America and West Africa and Europe. We also have a 50% interest in Caltex, a joint venture with Chevron, which operates in Africa, Asia, Australia, the Middle East and New Zealand.

     In the U.S. and international operations, we also have other businesses, which include aviation and marine product sales, lubricants marketing and other refined product trading activity.

-----------------------------------------------------------------------------------------------------------------------------
United States Downstream

(Millions of dollars, except as indicated)                                               2000            1999            1998
=============================================================================================================================
Operating income before special items                                                   $ 243           $ 287           $ 276
-----------------------------------------------------------------------------------------------------------------------------
Special items:
  Write-downs of assets                                                                   (10)            (76)             --
  Environmental, litigation and royalty issues                                            (45)             --              --
  Losses on major asset sales                                                             (48)             --              --
  Reorganization, restructuring, employee related and other costs                          18             (11)            (21)
  Inventory valuation adjustments                                                          --               8             (34)
                                                                                        -------------------------------------
   Total special items                                                                    (85)            (79)            (55)
-----------------------------------------------------------------------------------------------------------------------------
Operating income                                                                        $ 158           $ 208           $ 221
-----------------------------------------------------------------------------------------------------------------------------

Selected operating data:
Refinery input (thousands of barrels a day)                                               524             671             698
Refined product sales (thousands of barrels a day)                                      1,373           1,347           1,203
Return on average capital employed before special items                                  9.9%           11.3%            9.6%
Return on average capital employed                                                       6.4%            8.2%            7.7%
=============================================================================================================================

WHAT HAPPENED IN THE UNITED STATES?

Equilon Area

These operations contributed $151 million to our 2000 operating earnings before special items. Our earnings were lower in 2000 as a result of depressed marketing margins as pump prices lagged increases in supply costs in a highly competitive market. Additionally, weak lubricant margins resulting from higher base oil costs negatively impacted earnings. Maintenance activity at the Puget Sound, Martinez and Wood River refineries also contributed to these lower results. These negative factors were partly offset by higher refining margins.

     We achieved higher earnings in 1999 from improved West Coast refining margins as a result of industry refinery outages earlier in the year. We also benefited from improved utilization of the Martinez refinery, transportation results and higher trading activity volumes. These improved results were partly offset by operating problems at the Puget Sound refinery early in the year and weak marketing margins.

Motiva Area

These operations contributed $102 million of our 2000 operating income before special items. Our earnings were higher in 2000 due to improved East and Gulf Coast refining margins stemming from lower industry inventory levels. The year began with low inventory stocks and tight supplies continued throughout the year due to increased demand, industry refinery downtime and unusually cold weather. These improved results were negatively impacted by maintenance activity early in 2000 at the Delaware City and Port Arthur refineries.

     Results for 1999 were lower due to weak refining and marketing margins on the East and Gulf Coasts. This weakness resulted from the inability to pass along rising supply costs and from high industry-wide refined product inventory levels. These negative factors were partly offset by improved refinery reliability.

36  > TEXACO 2000 ANNUAL REPORT


Special Items

Results for 2000, 1999 and 1998 included net special charges of $85 million, $79 million and $55 million, representing our share of special items recorded by our U.S. alliances.

     The 2000 charge included $48 million for the loss on the sale of the Wood River refinery. This sale was completed in June to Tosco Corporation. Our 2000 results also included charges of $10 million for asset write-downs and $45 million for environmental, litigation and royalty issues, as well as a benefit of $18 million for an employee benefits revision.

     The 1999 charge included $76 million for the write-downs of assets to their estimated sales values by Equilon for the intended sales of its El Dorado and Wood River refineries. Equilon completed the sale of the El Dorado refinery to Frontier Oil Corporation in November 1999.

     Our 1999 results also included an inventory valuation benefit of $8 million due to higher 1999 inventory values. This follows a 1998 charge of $34 million to reflect lower market prices on December 31, 1998 for inventories of crude oil and refined products. We value inventories at the lower of cost or market after initially recording at cost. Inventory valuation adjustments are reversed when prices recover and the associated physical units of inventory are sold.

     Our 1999 and 1998 results included net charges of $11 million and $21 million for reorganizations, restructurings and employee separation costs. The 1999 charge represents dismantling expenses at a closed refinery, an adjustment to the Anacortes refinery sale and employee separation costs from the expansion of Equilon's and Motiva's 1998 separation programs. The 1998 net charge was for U.S. alliance formation issues. This net charge included $52 million for employee separation costs and $45 million for write-downs of closed facilities and surplus equipment to their net realizable value. These facilities included a refinery in Texas, lubricant plants in various states, a sales terminal in Louisiana, and research facilities and equipment in Texas and New York. Also included in net charges were gains of $76 million from the Federal Trade Commission mandated sale of the Anacortes refinery and Plantation pipeline.

------------------------------------------------------------------------------------------------------------
International Downstream

(Millions of dollars, except as indicated)                              2000            1999            1998
============================================================================================================
Operating income before special items                                  $ 272           $ 338           $ 503
------------------------------------------------------------------------------------------------------------
Special items:
  Write-downs of assets                                                 (112)            (23)             --
  Environmental, litigation and royalty issues                            (5)             --              --
  Losses on major asset sales                                             --             (80)             --
  Reorganization, restructuring, employee related and other costs        (12)            (41)            (63)
  Tax issues                                                              --              32              --
  Inventory valuation adjustments                                         --             144            (108)
                                                                       -------------------------------------
   Total special items                                                  (129)             32            (171)
------------------------------------------------------------------------------------------------------------
Operating income                                                       $ 143           $ 370           $ 332
------------------------------------------------------------------------------------------------------------

Selected operating data:
Refinery input (thousands of barrels a day)                              794             820             832
Refined product sales (thousands of barrels a day)                     1,752           1,789           1,685
Return on average capital employed before special items                 4.4%            5.6%            8.2%
Return on average capital employed                                      2.3%            6.1%            5.4%
============================================================================================================

WHAT HAPPENED IN THE INTERNATIONAL AREAS?

Latin America and West Africa

Our operations in Latin America and West Africa contributed $141 million to our 2000 operating income before special items. Results for 2000 decreased due to lower refining margins as escalating crude costs continued to outpace product price increases in Panama and Guatemala. Rising utility costs and downtime also negatively impacted refining results. Contributing to the decrease were lower marketing margins and volumes in South America and lower margins in Central America and West Africa.

     Our 1999 earnings declined due to lower refining margins arising from higher crude costs. Lower marketing margins and lower volumes in Brazil also depressed earnings, but were partially offset by higher refined product sales in our Caribbean and Central American operations.

                                                 > TEXACO 2000 ANNUAL REPORT  37


Europe

Our European operations contributed $161 million to our 2000 operating income before special items. We achieved higher earnings in 2000 from improved refining margins in the U.K. and the Netherlands. These improvements were partially offset by higher utility costs. Also, results were negatively impacted by lower marketing margins in Europe, as well as higher expenses in the U.K.

     Our 1999 results were lower due to poor refining margins as product price increases failed to keep pace with escalating crude costs. Increased refined product sales helped to offset the squeeze on margins.

Caltex

We recognized a loss of $24 million before special items in 2000 from our Caltex operations. Earnings declined in 2000 due to depressed marketing margins. This reflected the inability to recover rapidly increasing crude oil costs in highly competitive markets. Lower refined product volumes also contributed to the decrease. Although marketing results declined, refining margins improved for the year.

     In 1999, our results were adversely impacted by lower refining and marketing margins. These declines were partially offset by an inventory drawdown benefit, lower currency losses and gains on the sales of marketable securities.

ITEM 9. INTERNATIONAL REFINED PRODUCT SALES

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE. SEE APPENDIX, ITEM #9]

Special Items

Results for 2000 included net special charges of $112 million, primarily related to the write-down of the Panama refinery. We determined that the carrying value of the refinery exceeded undiscounted future cash flows. The impairment of the entire carrying value of the refinery was caused by a final determination in the fourth quarter of 2000 that the unfavorable operating environment and severe downward pressure on profit margins would not improve in the foreseeable future. Our 2000 results also included special charges of $12 million related to employee separation costs and $5 million for environmental issues. See the section entitled Reorganizations, Restructurings and Employee Separation Programs on page 40 for additional information. Results for 1999 included net special benefits of $32 million, while 1998 included net special charges of $171 million. Special items relating to Caltex represent our 50% share.

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

     Our 1999 results included a $9 million charge for employee separation costs for our subsidiaries operating in Europe and Latin America. These costs resulted from the expansion of our 1998 program. Results for 1998 included a charge for employee separation costs of $20 million. See the section entitled Reorganizations, Restructurings and Employee Separation Programs on page 40 for additional information.

     Results for 1999 also included charges of $80 million related to our share of the Caltex loss on the sale of its equity interest in Koa Oil Company, Limited, including deferred currency translation net losses. Additionally, our results for 1999 included a Caltex Korean tax benefit of $54 million due to asset revaluation and $22 million for prior year tax charges in the U.K.

     Results for 1999 and 1998 included other charges of $32 million and $43 million, representing our share of a Caltex reorganization program. The 1999 charge represented continued expenses related to the 1998 program. The 1998 charge resulted from its decision to structure the organization along functional lines and to reduce costs by establishing a shared service center in the Philippines. In implementing this change, Caltex also relocated its headquarters from Dallas to Singapore. About $35 million of the 1998 charge relates to severance and other retirement benefits for about 200 employees not relocating, write-downs of surplus furniture and equipment, and other costs. The balance of the charge is for severance costs in other affected areas and amounts spent in relocating employees to the new shared service center.

LOOKING FORWARD IN THE WORLDWIDE DOWNSTREAM

We intend to do the following in our worldwide downstream:

>    Pursue marketing growth opportunities in selected areas

>    Continue to focus on lowering costs

> Focus on business opportunities in areas of trading, transportation and lubricants

38  > TEXACO 2000 ANNUAL REPORT


Global Gas, Power and Energy Technology

(Millions of dollars,
 except as indicated)                2000      1999      1998
=============================================================
Operating income (loss)
  before special items               $ 50     $  21      $(33)
-------------------------------------------------------------
Special items:
  Write-downs of assets                --       (32)       --
  Gain on major asset sale             --        --        20
  Reorganization, restructuring,
   employee related and other costs    --        (3)       (3)
                                    -------------------------
   Total special items                 --       (35)       17
-------------------------------------------------------------
Operating income (loss)              $ 50     $ (14)     $(16)
-------------------------------------------------------------
Natural gas sales (millions
  of cubic feet per day)            3,476     3,134     3,764
-------------------------------------------------------------
Net power sales (gigawatt hours)    5,644     4,353     4,395
=============================================================

     Global gas, power and energy technology includes marketing of natural gas and natural gas liquids, gas processing plants, pipelines, power generation plants, gasification licensing and equity plants, fuel processing, hydrocarbons-to-liquids, hydrogen storage systems and fuel cell technology units. Gasification is a proprietary technology that converts low-value hydrocarbons into useful synthesis gas for the chemical, refining and power industries. In 2000, we purchased a 20% interest in Energy Conversion Devices, Inc. (ECD). ECD develops and commercializes enabling technologies for use in the fields of energy storage and information technology. We formed two joint ventures with ECD, to further develop and commercialize fuel cells and hydrogen storage products. We also formed a joint venture with a subsidiary of Enron Corp. that combined the companies' intrastate pipeline and storage businesses in south Louisiana.

     Our gas marketing and trading results in 2000 benefited from improved natural gas liquids and natural gas margins.

     Our gas marketing operating results in 1999 benefited from improved natural gas liquids margins. Also included in our 1999 results are gains on normal asset sales and lower operating expenses. The asset sales included our interest in a U.K. retail gas marketing operation and the sale of a U.S. gas gathering pipeline.

     Our operating results for the power and gasification business in 2000 were slightly higher than 1999.

     Our 1999 results benefited from higher gasification licensing revenues, cogeneration income and the start-up of new plants in Thailand and Indonesia. This was partially offset by the non-recurring recoupment of development costs in 1998.

Special Items

Results for both 1999 and 1998 included charges of $3 million for employee separation costs. The 1999 charge resulted from the expansion of our 1998 program. See the section entitled Reorganizations, Restructurings and Employee Separation Programs on page 40 for additional information.

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

LOOKING FORWARD IN GLOBAL GAS, POWER AND ENERGY TECHNOLOGY

We believe there is great promise with emerging energy technologies. Accordingly, we are pursuing opportunities utilizing gasification, hydrocarbons-to-liquids and fuel cell technologies. We continue to develop power projects in conjunction with our exploration, production and refining needs. Our future plans include:

> Developing power projects where significant reserves of natural gas require commercialization

> Expanding our gasification technology to commercialize this environmentally friendly technology

> Using our technology to develop opportunities in the fuel cell, fuel processing, hydrogen storage and hydrocarbons-to-liquids businesses

Other Business Units

(Millions of dollars)                2000      1999      1998
=============================================================
Operating loss                      $ (11)      $(3)      $(2)
=============================================================

     Our other business units mainly include our insurance operations. There were no significant items in our three-year results.

Corporate/Non-operating

(Millions of dollars)                2000      1999      1998
=============================================================
Results before special items       $ (502)   $ (481)   $ (412)
-------------------------------------------------------------
Special items:
  Write-downs of assets                (4)      (26)       --
  Environmental, litigation
   and royalty issues                 (73)      (12)       --
  Loss on major asset sales            (7)       --        --
  Reorganization, restructuring,
   employee related and other costs    --        (6)      (18)
  Tax issues                          133        89        25
  Tax benefits on asset sales          70        40        43
  Merger costs                        (10)       --        --
                                   --------------------------
   Total special items                109        85        50
-------------------------------------------------------------
Total Corporate/Non-operating      $ (393)   $ (396)   $ (362)
=============================================================

                                                 > TEXACO 2000 ANNUAL REPORT  39


     Corporate/Non-operating includes our corporate center and financing activities. Our 2000 results included lower interest and higher corporate expenses. The increase in corporate expenses included spending for our Olympic sponsorship program and increased incentive compensation for employees associated with the higher level of earnings. Results for 1999 included higher interest expense resulting from increases in debt levels.

Special Items

Results for 2000 included a tax benefit of $133 million for favorable income tax settlements and adjustments to prior years' tax liabilities and tax benefits of $70 million on the sale of an interest in a subsidiary. Also included are charges of $73 million for environmental and litigation issues, $10 million for merger costs, $7 million for early extinguishment of debt associated with the sale of a U.K. North Sea offshore producing field and $4 million for write-downs of assets.

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

     Our 1999 results also included a $6 million charge for employee separation costs. These costs resulted from the expansion of our 1998 program. Results for 1998 included a charge for employee separations of $18 million. See the section entitled Reorganizations, Restructurings and Employee Separation Programs on page 40 for additional information.

     We also recorded in 1999 charges of $12 million for environmental issues and $26 million for the impairment of assets and related disposal costs. The assets write-downs resulted from our joint plan with state and local agencies to convert for third-party industrial use idle facilities formerly used in research activities. The facilities and equipment were written down to their appraised values.

OTHER ITEMS

Liquidity and Capital Resources

INTRODUCTION The Consolidated Statement of Cash Flows on page 51 reports the changes in cash balances for the last three years, and summarizes the inflows and outflows of cash between operating, investing and financing activities. Our cash requirements are met by cash from operations and the proceeds from the sale of non-strategic assets, supplemented by outside borrowings and sales of investment instruments, if needed.

INFLOWS Cash from operating activities represents net income adjusted for non-cash charges or credits, such as depreciation, depletion and amortization, and changes in working capital and other balances. Operating cash flows for 2000 of $3,864 million benefited mainly from higher crude oil and natural gas prices partially offset by lower crude oil and natural gas production. For more detailed insight into our financial and operational results, see Analysis of Income by Operating Segments on the preceding pages.

     Other cash inflows in 2000 represent the proceeds from asset sales of $684 million, mainly of non-strategic assets. As discussed earlier, these assets are producing properties that no longer fit our business strategy of focusing on high-margin, high-impact projects.

OUTFLOWS Capital expenditures were $2,974 million in 2000. The section on page 41 describes in more detail our capital and exploratory spending.

     Net borrowings in 2000 decreased by $444 million compared to a net increase of $290 million in 1999. This year's decrease reflects debt repayments of $2,167 million and increased borrowings of $1,723 million which includes the issuance of $530 million of medium-term notes. During the year, we increased commercial paper by $340 million to $1,439 million. See Note 9 to the financial statements for total outstanding debt, including 2000 borrowings. We maintain strong credit ratings and access to global financial markets providing us flexibility to borrow funds at low capital costs.

     Our senior debt is rated A+ by Standard & Poor's Corporation and A1 by Moody's Investors Services. Our U.S. commercial paper is rated A-1 by Standard & Poor's and Prime-1 by Moody's. These ratings denote high-quality investment grade securities. Our debt has an average maturity of 10 years and a weighted average interest rate of 6.9%. We increased our revolving credit facilities to $2.575 billion at December 31, 2000 from $2.05 billion at years ended 1999 and 1998. These facilities remain unused and provide liquidity and support our commercial paper program.

     Payments of dividends were $1,116 million in 2000: $976 million to common, $15 million to preferred and $125 million to shareholders who hold a minority interest in Texaco subsidiary companies.

     Purchases of common stock were $169 million in 2000. In March of 2000, we resumed purchasing common stock under the $1 billion common stock repurchase program we initiated in early 1998. Including the purchases of $169 million in 2000, this brings our total purchases under this program, including $474 million purchased in 1998, to $643 million. No shares were repurchased in 1999. We suspended the repurchase program following the October 2000 announcement of the proposed merger with Chevron Corporation.

40  > TEXACO 2000 ANNUAL REPORT


     Other cash outflows in 2000 reflect the net purchases of investment instruments of $61 million. The following year-end table reflects our key financial indicators:

(Millions of dollars, except as indicated)      2000       1999       1998
==========================================================================

Current ratio                                   1.18       1.05       1.07
Total debt                                   $ 7,191    $ 7,647    $ 7,291
Average years debt maturity                       10         10         10
Average interest rates                          6.9%       7.0%       7.0%
Minority interest in
  subsidiary companies                       $   713    $   710    $   679
Stockholders' equity                         $13,444    $12,042    $11,833
Total debt to total borrowed
  and invested capital                         33.7%      37.5%      36.8%
==========================================================================

OUTLOOK We consider our financial position to be sufficiently strong to meet our anticipated future requirements. Our financial policies and procedures afford us flexibility to meet the changing landscape of our financial environment. Cash required to service debt maturities in 2001 is projected to be $585 million. However, we intend to refinance these maturities.

     In 2001, we feel our cash from operating activities, coupled with our borrowing capacity, will allow us to meet our Capex program and the payment of dividends.

MANAGING MARKET RISK We are exposed to the following types of market risks:

>    The price of crude oil, natural gas and petroleum products

>    The value of foreign currencies in relation to the U.S. dollar

>    Interest rates

--------------------------------------------------------------------------------
We use contracts, such as futures, options and swaps, in managing our exposure to these risks. We have written policies that govern our use of these instruments and limit our exposure to market and counterparty risks. These arrangements do not expose us to material adverse effects. See Notes 9, 14 and 15 to the financial statements and Supplemental Market Risk Disclosures on page 79 for additional information.

Reorganizations, Restructurings and Employee Separation Programs

In the fourth quarter of 1998, we announced that we were reorganizing several of our operations and implementing other cost-cutting initiatives. The principal units affected were our worldwide upstream; our international downstream, principally our marketing operations in the United Kingdom and Brazil and our refining operations in Panama; global gas marketing, now included as part of our global gas, power and energy technology operating segment; and our corporate center. We accrued $115 million ($80 million, net of tax) for employee separations, curtailment costs and special termination benefits associated with these announced restructurings in the fourth quarter of 1998. During the second quarter of 1999, we expanded the employee separation programs and recorded an additional provision of $48 million ($31 million, net of tax). For the most part, separation accruals are shown as operating expenses in the Consolidated Statement of Income.

     The following table identifies each of our four restructuring initiatives. It provides the provision recorded in the fourth quarter of 1998 and the additional provision recorded in the second quarter of 1999. By the end of the third quarter of 2000, we had satisfied all remaining obligations in accordance with the plan provisions. Cash payments totaled $151 million, and transfers to long-term obligations totaled $12 million.

                                        Provision Recorded in
                                        ---------------------
(Millions of dollars)                          1998      1999
=============================================================
Worldwide upstream                            $  56      $ 20
International downstream                         25        13
Global gas, power and energy technology           5         4
Corporate center                                 29        11
                                              ---------------
Total                                         $ 115      $ 48
=============================================================

     At the time we initially announced these programs, we estimated that over 1,400 employee reductions would result. Employee reductions of 800 in worldwide upstream, 300 in international downstream, 100 in global gas, power and energy technology and 200 in our corporate center were expected. During the second quarter of 1999, we expanded the program by about 1,200 employees, made up of 600 employees in worldwide upstream, 250 employees in international downstream, 130 employees in global gas, power and energy technology and 200 employees in our corporate center. By the end of the third quarter of 2000, the estimated employee reductions were met.

     During the first quarter of 2000, we announced an additional employee separation program for our international downstream, primarily our marketing operations in Brazil and Ireland. We accrued $17 million ($12 million, net of tax) for employee separations, curtailment costs and special termination benefits for about 200 employees. These separation accruals are included in selling, general and administrative expenses in the Consolidated Statement of Income. Through December 31, 2000, employee reductions totaled 159. The remaining reductions will occur by the end of the first quarter of 2001. During the year 2000, we made cash payments of $8 million and transfers to long-term obligations of $8 million. We will pay the remaining obligations of $1 million in future periods in accordance with plan provisions.

                                                 > TEXACO 2000 ANNUAL REPORT  41


Capital and Exploratory Expenditures

2000 ACTIVITY Worldwide capital and exploratory expenditures, including our share of affiliates, were $4.2 billion for the year 2000, $3.9 billion for 1999 and $4.0 billion for 1998. Expenditures in 2000 included increased development work in upstream projects. Expenditures were geographically and functionally split as follows:

ITEM 10. CAPITAL AND EXPLORATORY EXPENDITURES -- GEOGRAPHICAL

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE. SEE APPENDIX, ITEM #10]

ITEM 11. CAPITAL AND EXPLORATORY EXPENDITURES -- FUNCTIONAL

[GRAPHIC/IMAGE/ILLUSTRATION MATERIAL APPEARS HERE. SEE APPENDIX, ITEM #11]

EXPLORATION AND PRODUCTION Significant areas of investment included:

> Exploration and development work in West Africa where we announced the major Agbami oil discovery offshore Nigeria in 1999

>    Development of the Malampaya Deep Water Natural Gas Project in the
     Philippines

>    Development work in Kazakhstan on the Karachaganak and North Buzachi fields

>    Development work on the Captain B project in the U.K. North Sea

>    Acquisition of EnerVest San Juan Acquisition Partnership in December 2000


OTHER Significant areas of investment included:

>    Acquisition of a 20% interest in Energy Conversion Devices, Inc. in June
     2000

>    Development of the Thailand power project in which we have a 37.5% interest

--------------------------------------------------------------------------------
   The following table details our capital and exploratory expenditures:

                                                           2000                           1999                           1998
                                    ---------------------------    ---------------------------    ---------------------------
                                               Inter-                         Inter-                         Inter-
(Millions of dollars)                  U.S.  national     Total       U.S.  national     Total      U.S.   national     Total
=============================================================================================================================
Exploration and production
  Exploratory expenses              $   120   $   238    $  358    $   234   $   267   $   501    $  257    $   204   $   461
  Capital expenditures                  968     1,729     2,697        666     1,556     2,222     1,179      1,015     2,194
-----------------------------------------------------------------------------------------------------------------------------
  Total exploration and
   production                         1,088     1,967     3,055        900     1,823     2,723     1,436      1,219     2,655
Refining, marketing
  and distribution                      405       380       785        379       487       866       431        717     1,148
Global gas, power and
  energy technology                     164       169       333        103       176       279       124         61       185
Other                                    61        --        61         18         7        25        29          2        31
-----------------------------------------------------------------------------------------------------------------------------
  Total                             $ 1,718   $ 2,516    $4,234    $ 1,400   $ 2,493   $ 3,893    $2,020    $ 1,999   $ 4,019
-----------------------------------------------------------------------------------------------------------------------------
  Total, excluding affiliates       $ 1,279   $ 2,210    $3,489    $ 1,012   $ 2,051   $ 3,063    $1,528    $ 1,496   $ 3,024
=============================================================================================================================

42  > TEXACO 2000 ANNUAL REPORT


2001

Spending for the year 2001 is expected to be $4.5 billion. In the upstream, spending continues to be allocated to our large-impact projects in West Africa, Venezuela, Kazakhstan, the Philippines and the North Sea. Major exploration programs are under way in our key focus areas of Nigeria, Brazil and the deepwater Gulf of Mexico. International marketing will increase spending in the U.K., Latin America and West Africa. Increases in spending are also anticipated for our international refinery system, particularly the Pembroke refinery in Wales. Our global gas, power and energy technology business continues to grow and has identified additional power generation and gasification projects and natural gas business opportunities. In addition, increased spending for our fuel cell and hydrogen storage joint ventures is anticipated.

Environmental Matters

The cost of compliance with federal, state and local environmental laws in the U.S. and international countries continues to be substantial. Using definitions and guidelines established by the American Petroleum Institute, our 2000 environmental spending was $686 million. This includes our equity share in the environmental expenditures of our major affiliates, Equilon, Motiva and the Caltex Group of Companies. The following table provides our environmental expenditures for the past three years:

(Millions of dollars)                2000      1999      1998
=============================================================

Capital expenditures                $ 110     $ 118     $ 175
Non-capital:
  Ongoing operations                  436       391       495
  Remediation                         109        98        93
  Restoration and abandonment          31        26        44
                                    -------------------------
Total environmental expenditures    $ 686     $ 633     $ 807
=============================================================

CAPITAL EXPENDITURES

Our spending for capital projects in 2000 was $110 million. These expenditures were made to comply with clean air and water regulations as well as waste management requirements. Worldwide capital expenditures projected for 2001 and 2002 are $178 million and $154 million.

ONGOING OPERATIONS

In 2000, environmental expenses charged to current operations were $436 million. These expenses related largely to the production of cleaner-burning gasoline and the execution of our environmental programs.

REMEDIATION

Remediation Costs and Liabilities

Our worldwide remediation expenditures in 2000 were $109 million. This included $12 million spent on the remediation of Superfund waste sites. At the end of 2000, we had liabilities of $428 million for the estimated cost of our known environmental liabilities. This includes $41 million for the cleanup of Superfund waste sites. We have accrued for these remediation liabilities based on currently available facts, existing technology and presently enacted laws and regulations. It is not possible to project overall costs beyond amounts disclosed due to the uncertainty surrounding future developments in regulations or until new information becomes available.

Superfund Sites

Under the Comprehensive Environmental Response, Compensation and Liability Act, the U.S. Environmental Protection Agency (EPA) and other regulatory agencies have identified us as a potentially responsible party (PRP) for cleanup of Superfund waste sites. We have determined that we may have potential exposure, though limited in most cases, at 183 Superfund waste sites. Of these sites, 106 are on the EPA's National Priority List. Under Superfund, liability is joint and several. That is, each PRP at a site can be held liable individually for the entire cleanup cost of the site. We are, however, actively pursuing the sharing of Superfund costs with other identified PRPs. The sharing of these costs is on the basis of weight, volume and toxicity of the materials contributed by the PRP.

RESTORATION AND ABANDONMENT COSTS AND LIABILITIES

Expenditures in 2000 for restoration and abandonment of our oil and gas producing properties amounted to $31 million. At year-end 2000, accruals to cover the cost of restoration and abandonment were $749 million.

--------------------------------------------------------------------------------
We make every reasonable effort to fully comply with applicable governmental regulations. Changes in these regulations, as well as our continuous re-evaluation of our environmental programs, may result in additional future costs. We believe that any mandated future costs would be recoverable in the marketplace since all companies within our industry would be facing similar requirements. However, we do not believe that such future costs would be material to our financial position or to our operating results over any reasonable period of time.

                                                 > TEXACO 2000 ANNUAL REPORT  43


New Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new accounting rules and disclosure requirements for most derivative instruments and hedge transactions. In June 1999, the FASB issued SFAS 137, which deferred the effective date of SFAS 133. This was followed in June 2000 by the issuance of SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amended SFAS 133.

     These standards require that all applicable derivative financial instruments be recorded in the Consolidated Balance Sheet at fair value. For derivatives accounted for as hedges, fair value adjustments are recorded to earnings or directly to equity, depending upon the type of hedge and the degree of hedge effectiveness. For hedges classified as fair value hedges, adjustments are also recorded to the carrying amount of the hedged item through earnings. For derivatives not accounted for as hedges, fair value adjustments are recorded to earnings.

     We are adopting these standards effective January 1, 2001. The cumulative effects of adoption at that date on net income and other comprehensive income are not material to net income and stockholders' equity.

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

     Prior to introduction of the euro, our operating subsidiaries affected by the euro conversion completed computer systems upgrades and fiscal and legal due diligence to ensure our euro readiness. Computer systems have been adapted to ensure that all our operating subsidiaries have the capability to comply with necessary business requirements and customer/supplier preferences. Legal due diligence was conducted to ensure post-euro continuity of contracts, and fiscal reviews were completed to ensure compatibility with our banking relationships. We, therefore, experienced no major impact on our current business operations as a result of the introduction of the euro. Our operating subsidiaries affected by the euro conversion are formulating plans to accommodate all euro-denominated transactions and triangulation conventions by January 1, 2002, and some of these operations have already implemented the utilization of the euro as a transactional currency.

     We continue to review our marketing and operational policies and procedures to ensure our ability to continue to successfully conduct all aspects of our business in this new, price-transparent market. We believe that the euro conversion will not have a material adverse impact on our financial condition or results of operations.

California Power Situation

The electric utility deregulation plan adopted by the state of California in 1996 required utilities to dispose of a portion of their power generation assets. As a result, utilities that serve California purchase power on the open market and, in turn, sell power to the retail customers at capped rates. During the fourth quarter of 2000, California's power and gas markets experienced significant price volatility. Increased demand resulted in very high market prices that California utilities paid for power with no certainty they could recover these costs from their customers. As both supplier to and purchaser from the utility companies, Texaco has financial and operational exposure in California. While the possible outcomes for the California utility situation remain uncertain, we believe that they will not have a material adverse impact on our financial condition or results of operations.

Chevron-Texaco Merger

On October 15, 2000, Texaco and Chevron Corporation entered into a merger agreement. In the merger, Texaco shareholders will receive .77 shares of Chevron common stock for each share of Texaco common stock they own, and Chevron shareholders will retain their existing shares.

     The new company -- ChevronTexaco Corporation -- will have significantly enhanced positions in upstream and downstream operations, a global chemicals business, a growth platform in power generation, and industry-leading skills in technology innovation. Annual synergy savings of at least $1.2 billion are expected within six to nine months of the merger. Though not yet fully quantified, significant costs will also be incurred after the merger for integration-related expenses, including the elimination of duplicate facilities, operational realignment and severance payments for workforce reductions.

   The merger is conditioned, among other things, on the approval by the shareholders of both companies, pooling of interests accounting treatment for the merger and approvals of government agencies, such as the U.S. Federal Trade Commission (FTC). Texaco and Chevron anticipate that the FTC will require certain divestitures in the U.S. downstream in order to address market concentration issues, and the companies intend to cooperate with the FTC in this process. In that regard, Texaco is in discussions with our partners in the U.S. downstream.

44  > TEXACO 2000 ANNUAL REPORT


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

     We amortize unproved oil and gas properties, when individually significant, by property using a valuation assessment. We generally amortize other unproved oil and gas properties on an aggregate basis over the average holding period for the portion expected to be nonproductive. We amortize productive properties and other tangible and intangible costs of producing activities principally by field. Amortization is based on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved oil and gas reserves. We include estimated future restoration and abandonment costs in determining amortization and depreciation rates of productive properties.

                                                 > TEXACO 2000 ANNUAL REPORT  45


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

CONSOLIDATED STATEMENT OF CASH FLOWS

We present cash flows from operating activities using the indirect method and reflect our capital expenditures as investing activities.

46  > TEXACO 2000 ANNUAL REPORT


CONSOLIDATED STATEMENT OF INCOME

(Millions of dollars) For the years ended December 31                      2000            1999            1998
===============================================================================================================
Revenues
Sales and services (includes transactions with significant
  affiliates of $7,811 million in 2000, $4,839 million
  in 1999 and $4,169 million in 1998)                                  $ 50,100        $ 34,975        $ 30,910
Equity in income of affiliates, interest, asset sales and other           1,030             716             797
                                                                       ----------------------------------------
Total revenues                                                           51,130          35,691          31,707
---------------------------------------------------------------------------------------------------------------

Deductions
Purchases and other costs (includes transactions with significant affiliates of $3,266 million in 2000, $1,691 million in 1999
  and $1,669 million in 1998)                                            39,576          27,442          24,179
Operating expenses                                                        2,808           2,319           2,508
Selling, general and administrative expenses                              1,291           1,186           1,224
Exploratory expenses                                                        358             501             461
Depreciation, depletion and amortization                                  1,917           1,543           1,675
Interest expense                                                            458             504             480
Taxes other than income taxes                                               379             334             423
Minority interest                                                           125              83              56
                                                                       ----------------------------------------
                                                                         46,912          33,912          31,006
---------------------------------------------------------------------------------------------------------------

Income before income taxes and cumulative effect of
  accounting change                                                       4,218           1,779             701
Provision for income taxes                                                1,676             602              98
                                                                       ----------------------------------------
Income before cumulative effect of accounting change                      2,542           1,177             603
Cumulative effect of accounting change                                       --              --             (25)
                                                                       ----------------------------------------
Net income                                                             $  2,542        $  1,177        $    578
===============================================================================================================

Net Income Per Common Share (dollars)
Basic:
  Income before cumulative effect of accounting change                 $   4.66        $   2.14        $   1.04
  Cumulative effect of accounting change                                     --              --            (.05)
                                                                       ----------------------------------------
  Net income                                                           $   4.66        $   2.14        $    .99
===============================================================================================================
Diluted:
  Income before cumulative effect of accounting change                 $   4.65        $   2.14        $   1.04
  Cumulative effect of accounting change                                     --              --            (.05)
                                                                       ----------------------------------------
  Net income                                                           $   4.65        $   2.14        $    .99
===============================================================================================================
Average Number of Common Shares Outstanding (for computation of earnings per share) (thousands)
  Basic                                                                 542,322         535,369         528,416
  Diluted                                                               543,952         537,860         528,965
===============================================================================================================

See accompanying notes to consolidated financial statements.

                                                 > TEXACO 2000 ANNUAL REPORT  47


CONSOLIDATED BALANCE SHEET

(Millions of dollars) As of December 31                                                       2000        1999
==============================================================================================================

Assets

Current Assets
  Cash and cash equivalents                                                               $    207    $    419
  Short-term investments - at fair value                                                        46          29
  Accounts and notes receivable (includes receivables from significant affiliates of $667 million in 2000 and $585 million in 1999), less allowance for
   doubtful accounts of $27 million in 2000 and 1999                                         5,583       4,060
  Inventories                                                                                1,023       1,182
  Deferred income taxes and other current assets                                               194         273
                                                                                          --------------------
     Total current assets                                                                    7,053       5,963
Investments and Advances                                                                     6,889       6,426
Net Properties, Plant and Equipment                                                         15,681      15,560
Deferred Charges                                                                             1,244       1,023
                                                                                          --------------------
     Total                                                                                $ 30,867    $ 28,972
==============================================================================================================

Liabilities and Stockholders' Equity

Current Liabilities
  Notes payable, commercial paper and current portion of long-term debt                   $    376    $  1,041
  Accounts payable and accrued liabilities (includes payables to significant affiliates of $146 million in 2000 and $61 million in 1999)
     Trade liabilities                                                                       3,314       2,585
     Accrued liabilities                                                                     1,347       1,203
  Estimated income and other taxes                                                             947         839
                                                                                          --------------------
     Total current liabilities                                                               5,984       5,668
Long-Term Debt and Capital Lease Obligations                                                 6,815       6,606
Deferred Income Taxes                                                                        1,547       1,468
Employee Retirement Benefits                                                                 1,118       1,184
Deferred Credits and Other Non-Current Liabilities                                           1,246       1,294
Minority Interest in Subsidiary Companies                                                      713         710
                                                                                          --------------------
     Total                                                                                  17,423      16,930
Stockholders' Equity
  Market auction preferred shares                                                              300         300
  Unearned employee compensation and benefit plan trust                                       (310)       (306)
  Common stock - shares issued: 567,576,504 in 2000 and 1999                                 1,774       1,774
  Paid-in capital in excess of par value                                                     1,301       1,287
  Retained earnings                                                                         11,297       9,748
  Other comprehensive income                                                                  (130)       (119)
                                                                                          --------------------
                                                                                            14,232      12,684
  Less - Common stock held in treasury, at cost                                                788         642
                                                                                          --------------------
     Total stockholders' equity                                                             13,444      12,042
--------------------------------------------------------------------------------------------------------------
     Total                                                                                $ 30,867    $ 28,972
==============================================================================================================

See accompanying notes to consolidated financial statements.

48  > TEXACO 2000 ANNUAL REPORT


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                    Shares    Amount    Shares    Amount     Shares    Amount
                                                                   -----------------   -----------------    -----------------
(Shares in thousands; amounts in millions of dollars)                           2000                1999                 1998
=============================================================================================================================

Preferred Stock
  par value $1; shares authorized - 30,000,000

Market Auction Preferred Shares (Series G, H, I and J) --
  liquidation preference of $250,000 per share
  Beginning and end of year                                              1   $   300         1   $   300          1  $    300
-----------------------------------------------------------------------------------------------------------------------------
Series B ESOP Convertible Preferred Stock
  Beginning of year                                                     --        --       649       389        693       416
  Redemptions                                                           --        --      (587)     (352)        --        --
  Retirements                                                           --        --       (62)      (37)       (44)      (27)
                                                                   ----------------------------------------------------------
  End of year                                                           --        --        --        --        649       389
-----------------------------------------------------------------------------------------------------------------------------
Series F ESOP Convertible Preferred Stock
  Beginning of year                                                     --        --        53        39         56        41
  Redemptions                                                           --        --       (53)      (39)        --        --
  Retirements                                                           --        --        --        --         (3)       (2)
                                                                   ----------------------------------------------------------
  End of year                                                           --        --        --        --         53        39
-----------------------------------------------------------------------------------------------------------------------------

Unearned Employee Compensation
  (related to ESOP and restricted stock awards)
  Beginning of year                                                              (66)                (94)                (149)
  Awards                                                                         (30)                (18)                 (36)
  Amortization and other                                                          26                  46                   91
                                                                   ----------------------------------------------------------
  End of year                                                                    (70)                (66)                 (94)
-----------------------------------------------------------------------------------------------------------------------------

Benefit Plan Trust
  (common stock)
  Beginning and end of year                                          9,200      (240)    9,200      (240)     9,200      (240)
-----------------------------------------------------------------------------------------------------------------------------

Common Stock
  par value $3.125; shares authorized -- 850,000,000
  Beginning of year                                                567,577     1,774   567,606     1,774    567,606     1,774
  Monterey acquisition adjustment                                       --        --       (29)       --         --        --
                                                                   ----------------------------------------------------------
  End of year                                                      567,577     1,774   567,577     1,774    567,606     1,774
-----------------------------------------------------------------------------------------------------------------------------

Common Stock Held in Treasury, at Cost
  Beginning of year                                                 14,469      (642)   32,976    (1,435)    25,467      (956)
  Redemption of Series B and
   Series F ESOP Convertible
   Preferred Stock                                                      --        --   (16,180)      699         --        --
  Purchases of common stock                                          3,331      (169)       --        --      9,572      (551)
  Other - mainly employee benefit plans                               (386)       23    (2,327)       94     (2,063)       72
                                                                   ----------------------------------------------------------
  End of year                                                       17,414   $  (788)   14,469   $  (642)    32,976  $ (1,435)
=============================================================================================================================

See accompanying notes to consolidated financial statements.                                         (Continued on next page.)

                                                 > TEXACO 2000 ANNUAL REPORT  49


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Millions of dollars)                                                                    2000            1999            1998
=============================================================================================================================

Paid-in Capital in Excess of Par Value

  Beginning of year                                                                  $  1,287        $  1,640        $  1,688
  Redemption of Series B and Series F ESOP
   Convertible Preferred Stock                                                             --            (308)             --
  Monterey acquisition adjustment                                                          --              (2)             --
  Treasury stock transactions relating to investor services plan
   and employee compensation plans                                                         14             (43)            (48)
                                                                                     ----------------------------------------
  End of year                                                                           1,301           1,287           1,640
-----------------------------------------------------------------------------------------------------------------------------

Retained Earnings

  Balance at beginning of year                                                          9,748           9,561           9,987
  Add:
   Net income                                                                           2,542           1,177             578
   Tax benefit associated with dividends on unallocated
     ESOP Convertible Preferred Stock and Common Stock                                     --               2               3
  Deduct: Dividends declared on
   Common stock
     ($1.80 per share in 2000, 1999 and 1998)                                             976             964             952
   Preferred stock
     Series B ESOP Convertible Preferred Stock                                             --              17              38
     Series F ESOP Convertible Preferred Stock                                             --               2               4
     Market Auction Preferred Shares (Series G, H, I and J)                                17               9              13
                                                                                     ----------------------------------------
  Balance at end of year                                                               11,297           9,748           9,561
-----------------------------------------------------------------------------------------------------------------------------

Other Comprehensive Income
  Currency translation adjustment
   Beginning of year                                                                      (99)           (107)           (105)
   Change during year                                                                      (7)              8              (2)
                                                                                     ----------------------------------------
   End of year                                                                           (106)            (99)           (107)
                                                                                     ----------------------------------------
  Minimum pension liability adjustment
   Beginning of year                                                                      (23)            (24)            (16)
   Change during year                                                                      (4)              1              (8)
                                                                                     ----------------------------------------
   End of year                                                                            (27)            (23)            (24)
                                                                                     ----------------------------------------

  Unrealized net gain on investments
   Beginning of year                                                                        3              30              26
   Change during year                                                                      --             (27)              4
                                                                                     ----------------------------------------
   End of year                                                                              3               3              30
                                                                                     ----------------------------------------
  Total other comprehensive income                                                       (130)           (119)           (101)
-----------------------------------------------------------------------------------------------------------------------------

Stockholders' Equity
End of year (including preceding page)                                               $ 13,444        $ 12,042        $ 11,833
=============================================================================================================================

See accompanying notes to consolidated financial statements.

50  > TEXACO 2000 ANNUAL REPORT


CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME


(Millions of dollars) For the years ended December 31                             2000            1999          1998
====================================================================================================================
Net Income                                                                     $ 2,542         $ 1,177         $ 578
--------------------------------------------------------------------------------------------------------------------

Other Comprehensive Income:

  Currency translation adjustment
   Reclassification to net income of realized loss on sale of affiliate             --              17            --
   Other unrealized net change during period                                        (7)             (9)           (2)
                                                                               -------------------------------------
      Total                                                                         (7)              8            (2)
                                                                               -------------------------------------
  Minimum pension liability adjustment
   Before income taxes                                                              (5)              1           (16)
   Income taxes                                                                      1              --             8
                                                                               -------------------------------------
      Total                                                                         (4)              1            (8)
                                                                               -------------------------------------
  Unrealized net gain on investments
   Net gain (loss) arising during period
     Before income taxes                                                             1              12            35
     Income taxes                                                                   --              (2)          (11)
   Reclassification to net income of net realized (gain) or loss
     Before income taxes                                                            (1)            (48)          (31)
     Income taxes                                                                   --              11            11
                                                                               -------------------------------------
      Total                                                                         --             (27)            4
--------------------------------------------------------------------------------------------------------------------
Total other comprehensive income                                                   (11)            (18)           (6)
--------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                     $ 2,531         $ 1,159         $ 572
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                 > TEXACO 2000 ANNUAL REPORT  51


CONSOLIDATED STATEMENT OF CASH FLOWS

(Millions of dollars) For the years ended December 31                                    2000            1999            1998
=============================================================================================================================
Operating Activities
Net income                                                                           $  2,542        $  1,177        $    578
Reconciliation to net cash provided by (used in) operating activities
  Cumulative effect of accounting change                                                   --              --              25
  Depreciation, depletion and amortization                                              1,917           1,543           1,675
  Deferred income taxes                                                                   134            (140)           (152)
  Minority interest in net income                                                         125              83              56
  Dividends from affiliates, greater than equity in income                                 77             233             224
  Gains on asset sales                                                                   (141)            (87)           (109)
  Changes in operating working capital
   Accounts and notes receivable                                                       (1,549)           (637)            125
   Inventories                                                                            131             (28)            (51)
   Accounts payable and accrued liabilities                                               621             382              16
   Other - mainly estimated income and other taxes                                         50             130            (205)
  Other - net                                                                             (43)             29             (89)
                                                                                     ----------------------------------------
     Net cash provided by operating activities                                          3,864           2,685           2,093
                                                                                     ----------------------------------------

Investing Activities

Capital expenditures                                                                   (2,974)         (2,473)         (2,650)
Proceeds from asset sales                                                                 684             321             282
Sales (purchases) of leasehold interests                                                   --             (23)             25
Purchases of investment instruments                                                      (340)           (432)           (947)
Sales/maturities of investment instruments                                                279             778           1,118
Collection of note/formation payments from U.S. affiliate                                  --             101             612
                                                                                     ----------------------------------------
     Net cash used in investing activities                                             (2,351)         (1,728)         (1,560)
                                                                                     ----------------------------------------

Financing Activities

Borrowings having original terms in excess of three months
  Proceeds                                                                                808           2,353           1,300
  Repayments                                                                           (2,167)         (1,080)           (741)
Net increase (decrease) in other borrowings                                               915            (983)            493
Purchases of common stock                                                                (169)             --            (579)
Dividends paid to the company's stockholders
  Common                                                                                 (976)           (964)           (952)
  Preferred                                                                               (15)            (28)            (53)
Dividends paid to minority stockholders                                                  (125)            (55)            (52)
                                                                                     ----------------------------------------
     Net cash used in financing activities                                             (1,729)           (757)           (584)
                                                                                     ----------------------------------------

Cash and Cash Equivalents

Effect of exchange rate changes                                                             4             (30)            (11)
                                                                                     ----------------------------------------
Increase (decrease) during year                                                          (212)            170             (62)
Beginning of year                                                                         419             249             311
                                                                                     ----------------------------------------
End of year                                                                          $    207        $    419        $    249
=============================================================================================================================

See accompanying notes to consolidated financial statements.

52  > TEXACO 2000 ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SEGMENT INFORMATION

Operating segments are based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by our Executive Council in making strategic decisions. The Executive Council is headed by the Chairman and Chief Executive Officer and includes, among others, the Senior Vice Presidents having oversight responsibility for our business units.

-----------------------------------------------------------------------------------------------------------------------------------
Operating Segments 2000

                                            Sales and Services    After-       Income
                              --------------------------------       Tax          Tax                  Other    Capital   Assets at
                                          Inter-                  Profit      Expense        DD&A   Non-Cash     Expen-       Year-
(Millions of dollars)         Outside    segment         Total     (Loss)    (Benefit)    Expense      Items    ditures         End
===================================================================================================================================
Exploration and production
  United States               $ 3,693     $2,127      $  5,820   $ 1,518      $   806      $1,148      $ 203     $  975     $ 8,442
  International                 3,578      1,504         5,082     1,077        1,149         406        161      1,367       6,343
Refining, marketing
  and distribution
  United States                 6,027         21         6,048       158          119           2        149          8       3,495
  International                29,099        393        29,492       143           80         328        182        294       8,865
Global gas, power and
  energy technology             7,693        223         7,916        50           28          11         10        269       2,580
                              -----------------------------------------------------------------------------------------------------
   Segment totals             $50,090     $4,268        54,358     2,946        2,182       1,895        705      2,913      29,725
                              ==================                                                                            -------
Other business units                                        30       (11)          (5)         --         (6)        --         341
Corporate/Non-operating                                      6      (393)        (501)         22        228         61       1,185
Intersegment eliminations                               (4,294)       --           --          --         --         --        (384)
                                                      -----------------------------------------------------------------------------
  Consolidated                                        $ 50,100   $ 2,542      $ 1,676      $1,917      $ 927     $2,974     $30,867
                                                      =============================================================================

Operating Segments 1999

                                               Sales and Services     After-     Income
                                 --------------------------------        Tax        Tax                  Other   Capital  Assets at
                                             Inter-                   Profit    Expense        DD&A   Non-Cash    Expen-      Year-
(Millions of dollars)            Outside    segment         Total      (Loss)  (Benefit)    Expense      Items   ditures        End
-----------------------------------------------------------------------------------------------------------------------------------
Exploration and production
  United States                  $ 2,166     $1,547      $  3,713    $   652     $  299      $  758    $   167    $  660    $ 8,696
  International                    2,684        924         3,608        360        545         451         30     1,267      5,333
Refining, marketing
  and distribution
  United States                    3,579         18         3,597        208         73           3         78         3      3,714
  International                   22,114         75        22,189        370        101         220        132       361      8,542
Global gas, power and
  energy technology                4,422        117         4,539        (14)        (8)         65         10       161      1,297
                                 --------------------------------------------------------------------------------------------------
   Segment totals                $34,965     $2,681        37,646      1,576      1,010       1,497        417     2,452     27,582
                                 ==================
Other business units                                           32         (3)        (2)          1         --        --        365
Corporate/Non-operating                                         6       (396)      (406)         45         (1)       21      1,430
Intersegment eliminations                                  (2,709)        --         --          --         --        --       (405)
                                                          -------------------------------------------------------------------------
  Consolidated                                            $34,975     $1,177     $  602      $1,543    $   416    $2,473    $28,972
                                                          =========================================================================

                                                 > TEXACO 2000 ANNUAL REPORT  53


Operating Segments 1998

                                              Sales and Services    After-     Income
                                    ----------------------------       Tax        Tax                 Other    Capital   Assets at
                                               Inter-               Profit    Expense       DD&A   Non-Cash     Expen-       Year-
(Millions of dollars)               Outside   segment      Total     (Loss)  (Benefit)   Expense      Items    ditures         End
----------------------------------------------------------------------------------------------------------------------------------
Exploration and production
  United States                     $ 1,712    $1,659   $  3,371     $ 301      $  34     $  892      $   1     $1,200    $  8,699
  International                       2,020       695      2,715       129        132        513         18        901       4,345
Refining, marketing
  and distribution
  United States                       2,612        29      2,641       221         88         29        230          1       4,066
  International                      19,805       106     19,911       332        130        204        135        396       8,214
Global gas, power and
  energy technology                   4,748        76      4,824       (16)         4         15         45        122       1,119
                                    ----------------------------------------------------------------------------------------------
   Segment totals                   $30,897    $2,565     33,462       967        388      1,653        429      2,620      26,443
                                    =================
Other business units                                          50        (2)        --          1          3         --         381
Corporate/Non-operating                                        5      (362)      (290)        21        (67)        30       1,945
Intersegment eliminations                                 (2,607)       --         --         --         --         --        (199)
                                                        --------------------------------------------------------------------------
  Consolidated, before cumulative
   effect of accounting change                          $ 30,910     $ 603      $  98     $1,675      $ 365     $2,650    $ 28,570
                                                        ==========================================================================

     Our exploration and production segments explore for, find, develop and produce crude oil and natural gas. The United States segment in 1998 included minor operations in Canada. Our refining, marketing and distribution segments process crude oil and other feedstocks into refined products and purchase, sell and transport crude oil and refined petroleum products. The global gas, power and energy technology segment includes the U.S. natural gas operations which purchases natural gas and natural gas products from our exploration and production operations and third parties for resale. It also operates natural gas processing plants and pipelines in the United States. Also included in this segment are our power generation, gasification, hydrocarbons-to-liquids, battery and fuel cell technology operations. This segment sold its U.K. wholesale gas business in 1998 and its U.K. retail gas marketing business in 1999. Other business units include our insurance operations and investments in undeveloped mineral properties. None of these units is individually significant in terms of revenue, income or assets.

     You are encouraged to read Note 5 which includes information about our affiliates and the formation of the Equilon and Motiva alliances in 1998.

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

54  > TEXACO 2000 ANNUAL REPORT


     The countries in which we have significant sales and services and long-lived assets are listed below. Sales and services are based on the origin of the sale. Long-lived assets include properties, plant and equipment and investments in foreign operations where the host governments own the physical assets under terms of the operating agreements.

-----------------------------------------------------------------------------------------------------------------------------

                                                                        Sales and Services   Long-lived assets at December 31
                                                              ----------------------------   --------------------------------
(Millions of dollars)                                             2000      1999      1998          2000       1999      1998
=============================================================================================================================
United States                                                 $ 17,074  $  9,733  $  8,184        $8,018    $ 8,630   $ 8,757
=============================================================================================================================
International - Total                                         $ 33,026  $ 25,242  $ 22,726        $7,879    $ 7,109   $ 6,250
  Significant countries included above:
   Brazil                                                        3,023     2,404     3,175           336        326       301
   Netherlands                                                   2,570     1,955     1,636           232        246       257
   Philippines                                                      --        --        --         1,132        554        --
   United Kingdom                                               11,472     9,211     7,529         2,460      2,275     2,257
=============================================================================================================================


NOTE 2 ADOPTION OF NEW ACCOUNTING STANDARDS

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

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new accounting rules and disclosure requirements for most derivative instruments and hedge transactions. In June 1999, the FASB issued SFAS 137, which deferred the effective date of SFAS 133. This was followed in June 2000 by the issuance of SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amended SFAS 133.

     We are adopting these standards effective January 1, 2001. The cumulative effects of adoption at that date on net income and other comprehensive income are not material to net income and stockholders' equity.

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

------------------------------------------------------------------------------------------------------------------------------------
                                                               2000                            1999                             1998
(Millions, except per share amounts)    ---------------------------   -----------------------------    -----------------------------
For the years ended December 31          Income   Shares  Per Share   Income    Shares    Per Share    Income    Shares    Per Share
====================================================================================================================================
Basic net income:
Income before cumulative
  effect of accounting change           $ 2,542                       $ 1,177                         $   603
Less: Preferred stock dividends             (15)                          (29)                            (54)
                                        -------------------------------------------------------------------------------------------
Income before cumulative
  effect of accounting change,
  for basic income per share            $ 2,527    542.3      $4.66    $1,148    535.4    $    2.14      $549     528.4     $  1.04

Effect of dilutive securities:
Stock options and restricted stock            3      1.7                    3      2.5                     --        .4
Convertible debentures                       --       --                   --       --                      1        .2
Income before cumulative                -------------------------------------------------------------------------------------------
  effect of accounting change, for
  diluted income per share              $ 2,530    544.0      $4.65    $1,151    537.9    $    2.14      $550     529.0     $  1.04
===================================================================================================================================

                                                 > TEXACO 2000 ANNUAL REPORT  55


NOTE 4 INVENTORIES

(Millions of dollars)
As of December 31                              2000      1999
=============================================================

Crude oil                                   $   127    $  141
Petroleum products and other                    732       857
Materials and supplies                          164       184
                                            -----------------

  Total                                     $ 1,023    $1,182
=============================================================


     At December 31, 2000 and 1999, the excess of estimated market value over the carrying value of inventories was $210 million and $194 million.

NOTE 5 INVESTMENTS AND ADVANCES

We account for our investments in affiliates, including corporate joint ventures and partnerships owned 50% or less, on the equity method. Our total investments and advances are summarized as follows:

(Millions of dollars)
As of December 31                              2000      1999
=============================================================
Affiliates accounted for on the
  equity method
  Exploration and production
     United States                          $   269    $  243
     International
      CPI                                       465       454
      Other                                     145        14
                                            -----------------
                                                879       711
  Refining, marketing
   and distribution
     United States
      Equilon                                 1,724     1,953
      Motiva                                    743       686
      Other                                       5         8
     International
      Caltex                                  1,682     1,685
      Other                                     238       234
                                            -----------------
                                              4,392     4,566

  Global gas, power and
   energy technology                            630       286
                                            -----------------
   Total                                      5,901     5,563
                                            -----------------

Miscellaneous investments, long-term
  receivables, etc., accounted for at:
   Fair value                                   122       138
   Cost, less reserve                           866       725
                                            -----------------
     Total                                  $ 6,889    $6,426
=============================================================

     Our equity in the net income of affiliates is adjusted to reflect income taxes for limited liability companies and partnerships whose income is directly taxable to us:

(Millions of dollars)
For the years ended December 31      2000      1999      1998
=============================================================
Equity in net income (loss)
  Exploration and production
   United States                    $  83     $  53     $  37
   International
     CPI                              255       139       107
     Other                              1        --       (12)
                                    -------------------------
                                      339       192       132
  Refining, marketing
   and distribution
     United States
      Equilon                          98       142       199
      Motiva                          100        (3)       22
      Other                            27        --        (3)
     International
      Caltex                            5        11       (36)
      Other                             8        27        15
                                    -------------------------
                                      238       177       197
  Global gas, power and
   energy technology                   36         6       (11)
                                    -------------------------
   Total                            $ 613     $ 375     $ 318
-------------------------------------------------------------
Dividends received                  $ 863     $ 716     $ 709
=============================================================

     The undistributed earnings of these affiliates included in our retained earnings were $2,536 million, $2,613 million and $2,846 million as of December 31, 2000, 1999 and 1998.

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

     Results for the Caltex Group in 1998 include an after-tax charge of $50 million (Texaco's share $25 million) for the cumulative effect of an accounting change. See Note 2 for additional information.

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

56  > TEXACO 2000 ANNUAL REPORT


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

Motiva Enterprises LLC

Effective July 1, 1998, Texaco, Shell and Saudi Aramco formed Motiva Enterprises LLC (Motiva), a Delaware limited liability company. Motiva is a joint venture that combined Texaco's and Saudi Aramco's interests and major elements of Shell's East and Gulf Coast U.S. refining and marketing businesses. Texaco's and Saudi Aramco's interests in these businesses were previously conducted by Star Enterprise (Star), a joint-venture partnership owned 50% by Texaco and 50% by Saudi Refining, Inc., a corporate affiliate of Saudi Aramco.

     From July 1, 1998, through December 31, 1999, Texaco and Saudi Refining, Inc. each owned 32.5% and Shell owned 35% of Motiva. Under the terms of the Limited Liability Agreement for Motiva, the ownership in Motiva is subject to annual adjustment through year-end 2005, based on the performance of the assets contributed to Motiva. Accordingly, the initial ownership in Motiva was adjusted effective as of January 1, 2000, so that for the year 2000, Texaco and Saudi Refining, Inc. each owned just under 31% and Shell owned just under 39% of Motiva. The Agreement provides that a final ownership percentage will be calculated at the end of 2005.

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

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Total
                                                                                                  Caltex      Other  Texaco's
(Millions of dollars)                                                        Equilon    Motiva     Group Affiliates     Share
=============================================================================================================================
2000
Gross revenues                                                              $ 50,010  $ 19,446   $20,239   $  4,163  $ 39,913
Income before income taxes                                                  $    228  $    461   $ 1,088   $    408  $    993
Net income                                                                  $    148  $    300   $   519   $    283  $    613
-----------------------------------------------------------------------------------------------------------------------------
As of December 31:
Current assets                                                              $  3,134  $  1,381   $ 2,544   $  1,652  $  3,782
Non-current assets                                                             6,830     5,110     7,678      4,318     9,656
Current liabilities                                                           (4,587)   (1,150)   (3,385)    (1,280)   (4,650)
Non-current liabilities                                                         (897)   (2,017)   (2,543)    (1,816)   (2,887)
                                                                            -------------------------------------------------
Net equity                                                                  $  4,480  $  3,324   $ 4,294   $  2,874  $  5,901
=============================================================================================================================

                                                                                                                        Total
                                                                                                  Caltex      Other  Texaco's
(Millions of dollars)                                                        Equilon    Motiva     Group Affiliates     Share
=============================================================================================================================
1999
Gross revenues                                                              $ 29,398  $ 12,196   $14,942    $ 2,895  $ 25,663
Income (loss) before income taxes                                           $    347  $    (69)  $   780    $   348  $    679
Net income (loss)                                                           $    226  $    (45)  $   390    $   232  $    375
-----------------------------------------------------------------------------------------------------------------------------
As of December 31:
Current assets                                                              $  3,426  $  1,271   $ 2,705    $   801  $  3,452
Non-current assets                                                             7,208     5,307     7,632      2,230     9,335
Current liabilities                                                           (4,853)   (1,278)   (3,395)      (736)   (4,572)

Non-current liabilities                                                         (735)   (2,095)   (2,667)      (792)   (2,652)
                                                                            -------------------------------------------------
Net equity                                                                  $  5,046  $  3,205   $ 4,275    $ 1,503  $  5,563
-----------------------------------------------------------------------------------------------------------------------------

                                                 > TEXACO 2000 ANNUAL REPORT  57


                                                                                                                              Total
                                                                                                   Caltex         Other    Texaco's
(Millions of dollars)                                         Equilon      Motiva        Star       Group    Affiliates       Share
-----------------------------------------------------------------------------------------------------------------------------------
1998
Gross revenues                                               $ 22,246     $ 5,371     $ 3,190     $11,522       $ 2,541    $ 20,030
Income (loss) before income taxes and cumulative
  effect of accounting change                                $    502     $    78     $  (128)    $   519       $   170    $    662
Net income (loss)                                            $    326     $    51     $   (83)    $   143       $    84    $    318
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31:
Current assets                                               $  2,640     $ 1,481                 $ 1,974       $   687    $  2,769
Non-current assets                                              7,752       5,257                   7,684         2,021       9,313
Current liabilities                                            (4,044)     (1,243)                 (2,839)         (727)     (3,924)
Non-current liabilities                                          (382)     (1,667)                 (2,421)         (672)     (2,142)
                                                             ----------------------------------------------------------------------
Net equity                                                   $  5,966     $ 3,828                 $ 4,398       $ 1,309    $  6,016
-----------------------------------------------------------------------------------------------------------------------------------

NOTE 6 PROPERTIES, PLANT AND EQUIPMENT

                                                               Gross                            Net
                                              -----------------------------------------------------
(Millions of dollars) As of December 31          2000           1999            2000           1999
---------------------------------------------------------------------------------------------------
Exploration and production
  United States                                $19,301        $21,565        $ 7,258        $ 7,822
  International                                  7,418          8,835          4,612          3,804
                                               ----------------------------------------------------
   Total                                        26,719         30,400         11,870         11,626
---------------------------------------------------------------------------------------------------

Refining, marketing and distribution
  United States                                     37             33             23             22
  International                                  4,684          4,575          3,031          3,107
                                               ----------------------------------------------------
   Total                                         4,721          4,608          3,054          3,129
---------------------------------------------------------------------------------------------------

Global gas, power and energy technology            615            748            280            317
Other                                              766            771            477            488
---------------------------------------------------------------------------------------------------
   Total                                       $32,821        $36,527        $15,681        $15,560
===================================================================================================
   Capital lease amounts included above        $   212        $   152        $    57        $     3
---------------------------------------------------------------------------------------------------

Accumulated depreciation, depletion and amortization totaled $17,140 million and $20,967 million at December 31, 2000 and 1999. Interest capitalized as part of properties, plant and equipment was $76 million in 2000, $28 million in 1999 and $21 million in 1998.

     In 2000, 1999 and 1998, we recorded pre-tax charges of $337 million, $87 million and $150 million for the write-downs of impaired assets. These charges were recorded to depreciation, depletion and amortization expense.

2000

In the U.S. exploration and production operating segment, pre-tax asset write-downs for impaired properties mostly in the Gulf of Mexico and Gulf Coast were $203 million. These impairments were caused by downward revisions of the estimated volume of the fields' proved reserves and changes in our outlook of future production. We determined in the fourth quarter of 2000 that the carrying values of these properties exceeded future undiscounted cash flows. Fair value was determined by discounting expected future cash flows.

     In the international exploration and production operating segment, the pre-tax asset write-down for the impairment of a project in the U.K. North Sea was $29 million. The impairment was caused by a determination made in the fourth quarter of 2000 that we do not plan to develop this property.

     In the international downstream operating segment, the pre-tax asset write-down for the impairment of the Panama refinery was $105 million. We determined that the carrying value of the refinery exceeded undiscounted future cash flows. The impairment of the entire carrying value of the refinery was caused by a final determination in the fourth quarter of 2000 that the unfavorable operating environment and downward pressure on profit margins would not improve in the foreseeable future.

58  > TEXACO 2000 ANNUAL REPORT


1999

In our global gas, power and energy technology operating segment, pre-tax asset write-downs from the impairment of certain gas plants in Louisiana were $49 million. We determined in the fourth quarter that, as a result of declining gas volumes available for processing, the carrying value of these plants exceeded future undiscounted cash flows. Fair value was determined by discounting expected future cash flows.

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

NOTE 7 FOREIGN CURRENCY

Currency translation effects and currency transactions resulted in pre-tax losses of $88 million in 2000, $47 million in 1999 and $80 million in 1998. After applicable taxes, 2000 included a gain of $37 million and 1999 included a gain of $25 million as compared to a loss of $94 million in 1998.

     The after-tax currency gain in 2000 and 1999 related principally to balance sheet translation. After-tax currency impacts for year 1998 were largely due to currency volatility in Asia. In 1998, our Caltex affiliate incurred significant currency-related losses due to the strengthening of the Korean won and Japanese yen against the U.S. dollar.

     Results for 1998 through 2000 were also impacted by the effect of currency rate changes on deferred income taxes denominated in British pounds. This results in gains from strengthening of the U.S. dollar and losses from weakening of the U.S. dollar. These effects were gains of $12 million in 2000 and $8 million in 1999 and losses of $5 million in 1998.

     Currency translation adjustments shown in the separate stockholders' equity account result from translation items pertaining to certain affiliates of Caltex. For 2000, we recorded unrealized losses of $7 million from these adjustments. In 1999, we recorded unrealized losses of $9 million and in addition, we reversed an existing $17 million deferred loss due to the sale by Caltex of its investment in Koa Oil Company, Limited. As a result, a $17 million loss was recorded in Texaco's net income as part of the loss on this sale. For the year 1998, currency translation losses recorded to stockholders' equity amounted to $2 million.

NOTE 8 TAXES

(Millions of dollars)                2000      1999      1998
=============================================================
Federal and other income taxes
   Current
     U.S. Federal                $    278  $    100    $  (45)
     Foreign                        1,265       678       283
     State and local                   (1)      (36)       12
                                 ----------------------------
      Total                         1,542       742       250
   Deferred
     U.S.                              87      (120)     (104)
     Foreign                           47       (20)      (48)
                                 ----------------------------
      Total                           134      (140)     (152)
                                 ----------------------------
     Total income taxes             1,676       602        98
Taxes other than income taxes
   Oil and gas production             117        64        70
   Property                            90        69       108
   Payroll                             81        91       119
   Other                               91       110       126
                                 ----------------------------
      Total                           379       334       423
Import duties and other levies
     U.S.                              25        34        36
     Foreign                        6,928     6,937     6,843
                                 ----------------------------
      Total                         6,953     6,971     6,879
                                 ----------------------------
   Total direct taxes               9,008     7,907     7,400
Taxes collected from consumers      2,519     2,097     2,148
                                 ----------------------------
   Total all taxes               $ 11,527  $ 10,004    $9,548
=============================================================

     The deferred income tax assets and liabilities included in the Consolidated Balance Sheet as of December 31, 2000 and 1999 amounted to $154 million and $198 million, as net current assets and $1,547 million and $1,468 million, as net non-current liabilities.

                                                 > TEXACO 2000 ANNUAL REPORT  59


     The table that follows shows deferred income tax assets and liabilities by category:

                                                              (Liability) Asset
                                                      -------------------------
(Millions of dollars) As of December 31                  2000              1999
================================================================================
Depreciation                                          $  (831)          $  (991)
Depletion                                                (416)             (383)
Intangible drilling costs                                (888)             (881)
Other deferred tax liabilities                           (788)             (691)
                                                      -------------------------
     Total                                             (2,923)           (2,946)

Employee benefit plans                                    565               548
Tax loss carryforwards                                    405               599
Tax credit carryforwards                                  273               495
Environmental liabilities                                 130               123
Other deferred tax assets                                 984               711
                                                      -------------------------
     Total                                              2,357             2,476
                                                      -------------------------
     Total before valuation allowance                    (566)             (470)
Valuation allowance                                      (827)             (800)
                                                      -------------------------
     Total                                            $(1,393)          $(1,270)
================================================================================

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

     The following schedule reconciles the differences between the U.S. Federal income tax rate and the effective income tax rate excluding the cumulative effect of accounting change in 1998:

                                         2000         1999         1998
========================================================================
U.S. Federal income tax rate
  assumed to be applicable               35.0%        35.0%        35.0%
Net earnings and dividends
  attributable to affiliated
  corporations accounted
  for on the equity method               (2.4)        (3.8)        (7.0)
Aggregate earnings and
  losses from international
  operations                             12.9         14.4         10.4
U.S. tax adjustments                     (3.3)        (5.0)        (8.7)
Sales of stock of subsidiaries           (1.7)        (2.2)        (6.1)
Energy credits                           (1.5)        (3.8)       (11.7)
Other                                      .7          (.8)         2.1
                                        --------------------------------
Effective income tax rate                39.7%        33.8%        14.0%
========================================================================

     For companies operating in the United States, pre-tax earnings before the cumulative effect of an accounting change aggregated $1,899 million in 2000, $484 million in 1999 and $194 million in 1998. For companies with operations located outside the United States, pre-tax earnings on that basis aggregated $2,319 million in 2000, $1,295 million in 1999 and $507 million in 1998.

     Income taxes paid, net of refunds, amounted to $1,374 million, $600 million and $430 million in 2000, 1999 and 1998.

     The undistributed earnings of subsidiary companies and of affiliated corporate joint-venture companies accounted for on the equity method, for which deferred U.S. income taxes have not been provided at December 31, 2000, amounted to $1,995 million and $2,206 million. The corresponding amounts at December 31, 1999 were $1,708 million and $2,187 million. Determination of the unrecognized U.S. deferred income taxes on these amounts is not practicable.

     For the years 2000, 1999 and 1998, no loss carryforward benefits were recorded for U.S. Federal income taxes. For the years 2000, 1999 and 1998, the tax benefits recorded for loss carryforwards were $89 million, $54 million and $30 million in foreign income taxes.

     At December 31, 2000, we had worldwide tax basis loss carryforwards of approximately $1,299 million, including $753 million which do not have an expiration date. The remainder expire at various dates through 2019.

     Foreign tax credit carryforwards available for U.S. Federal income tax purposes amounted to approximately $295 million at December 31, 2000, expiring at various dates through 2005. Alternative minimum tax credit carryforwards for U.S. Federal income tax purposes were $258 million at December 31, 2000. For the year 2000, we utilized tax credit carryforwards of $189 million for U.S. Federal income tax purposes.

NOTE 9 SHORT-TERM DEBT, LONG-TERM DEBT, CAPITAL LEASE OBLIGATIONS AND RELATED DERIVATIVES

Notes Payable, Commercial Paper and Current Portion of Long-Term Debt

(Millions of dollars) As of December 31                       2000          1999
================================================================================
Notes payable to banks and others with
  originating terms of one year or less                     $  362        $1,251
Commercial paper                                             1,439         1,099
Current portion of long-term debt
  and capital lease obligations
  Indebtedness                                                 986           734
  Capital lease obligations                                      7             7
                                                            --------------------
                                                             2,794         3,091
Less short-term obligations
  intended to be refinanced                                  2,418         2,050
                                                            --------------------
  Total                                                     $  376        $1,041
================================================================================

60  > TEXACO 2000 ANNUAL REPORT


     The weighted average interest rates of commercial paper and notes payable to banks at December 31, 2000 and 1999 were 6.6% and 5.9%.

Long-Term Debt and Capital Lease Obligations

(Millions of dollars) As of December 31                       2000          1999
================================================================================
Long-Term Debt
  3-1/2% convertible notes due 2004                         $  203        $  203
  5.5% note due 2009                                           392           397
  5.7% notes due 2008                                          201           201
  6% notes due 2005                                            299           299
  6-7/8% debentures due 2023                                   196           196
  7.09% notes due 2007                                         150           150
  7-1/2% debentures due 2043                                   198           198
  7-3/4% debentures due 2033                                   199           199
  8% debentures due 2032                                       148           148
  8-1/4% debentures due 2006                                   150           150
  8-3/8% debentures due 2022                                   198           198
  8-1/2% notes due 2003                                        200           200
  8-5/8% debentures due 2010                                   150           150
  8-5/8% debentures due 2031                                   199           199
  8-5/8% debentures due 2032                                   199           199
  8-7/8% debentures due 2021                                   150           150
  9-3/4% debentures due 2020                                   250           250
  Medium-term notes, maturing
   from 2001 to 2043 (7.1%)                                  1,081           757
  Pollution Control Revenue Bonds,
   due 2012 - variable rate (4.3%)                             166           166
  Other long-term debt:
   U.S. dollars (6.6%)                                         248           369
   Other currencies (6.4%)                                     367           472
                                                            --------------------
  Total                                                      5,344         5,251
Capital Lease Obligations (see Note 10)                         46            46
                                                            --------------------
                                                             5,390         5,297
Less current portion of long-term
  debt and capital lease obligations                           993           741
                                                            --------------------
                                                             4,397         4,556
Short-term obligations intended
  to be refinanced                                           2,418         2,050
                                                            --------------------
   Total long-term debt and
     capital lease obligations                              $6,815        $6,606
================================================================================

     The percentages shown for variable-rate debt are the interest rates at December 31, 2000. The percentages shown for the categories "Medium-term notes" and "Other long-term debt" are the weighted average interest rates at year-end 2000. Where applicable, principal amounts shown in the preceding schedule include unamortized premium or discount. Texaco Inc. or Texaco Capital Inc., a wholly-owned finance subsidiary of Texaco Inc., has issued all of our publicly traded long-term debt. Texaco Inc. has fully and unconditionally guaranteed all of Texaco Capital Inc.'s outstanding debt. Interest paid, net of amounts capitalized, amounted to $440 million in 2000, $480 million in 1999 and $474 million in 1998.

     At December 31, 2000, we had revolving credit facilities with commitments of $2.575 billion with syndicates of major U.S. and international banks. These facilities are available as support for our issuance of commercial paper as well as for working capital and other general corporate purposes. We had no amounts outstanding under these facilities at year-end 2000. We pay commitment fees on these facilities. The banks reserve the right to terminate the credit facilities upon the occurrence of certain specific events, including a change in control. However, the banks have waived these change in control provisions with respect to the proposed Chevron-Texaco merger.

     At December 31, 2000, our long-term debt included $2.418 billion of short-term obligations scheduled to mature during 2001, which we have both the intent and the ability to refinance on a long-term basis through the use of our $2.575 billion revolving credit facilities.

     Contractual annual maturities of long-term debt, including sinking fund payments and potential repayments resulting from options that debtholders might exercise, for the five years subsequent to December 31, 2000 are as follows (in millions):

     2001            2002             2003             2004            2005
--------------------------------------------------------------------------------
     $986            $201             $273             $ 25            $435
--------------------------------------------------------------------------------

Debt-Related Derivatives

We seek to maintain a balanced capital structure that provides financial flexibility and supports our strategic objectives while achieving a low cost of capital. This is achieved by balancing our liquidity and interest rate exposures. We manage these exposures primarily through long-term and short-term debt on the balance sheet. In managing our exposure to interest rates, we seek to balance the benefit of lower cost floating rate debt, having refinancing risk, with fixed rate debt not having this risk. To achieve this objective, we also use off-balance sheet derivative instruments, primarily non-leveraged interest rate swaps, to manage identifiable exposures on a non-speculative basis.

     Summarized below are the carrying amounts and fair values of our debt and debt-related derivatives at December 31, 2000 and 1999. Our use of derivatives during the periods presented was limited to interest rate swaps, where we either paid or received the net effect of a fixed rate versus a floating rate (commercial paper or

                                                 > TEXACO 2000 ANNUAL REPORT  61


LIBOR) index at specified intervals, calculated by reference to an agreed notional principal amount.

(Millions of dollars) As of December 31                   2000            1999
================================================================================
Notes Payable and Commercial Paper:
  Carrying amount                                      $ 1,801         $ 2,350
  Fair value                                             1,801           2,348
  Related Derivatives -
  Payable (Receivable):
   Carrying amount                                     $    --         $    --
   Fair value                                               --             (13)
  Notional principal amount                            $    --         $   300
  Weighted average maturity (years)                         --             7.3
  Weighted average fixed pay rate                           --            6.42%
  Weighted average floating
   receive rate                                             --            6.42%

Long-Term Debt, including
  current maturities:
  Carrying amount                                      $ 5,344         $ 5,251
  Fair value                                             5,465           5,225
  Related Derivatives -
  Payable (Receivable):
   Carrying amount                                     $   (35)        $   (19)
   Fair value                                               (7)             55
  Notional principal amount                            $ 1,275         $ 1,294
  Weighted average maturity (years)                        5.3             5.8
  Weighted average fixed receive rate                     6.18%           5.69%
  Weighted average floating pay rate                      6.36%           6.10%
Unamortized net gain on
  terminated swaps
   Carrying amount                                     $    17         $     4
================================================================================

     Excluded from this table is an interest rate and equity swap with a notional principal amount of $200 million entered into in 1997, related to the 3-1/2% notes due 2004. We pay a floating rate and receive a fixed rate and the counterparty assumes all exposure for the potential equity-based cash redemption premium on the notes. The fair value of this swap was not significant at year-end 2000 and 1999.

     During 2000, floating rate pay swaps aggregating $549 million notional and fixed rate pay swaps of $300 million notional were terminated or matured. We initiated $530 million notional of new floating rate pay swaps in connection with year 2000 debt issues.

     Fair values of debt are based upon quoted market prices, where available and, where not, on interest rates currently available to us for borrowings with similar terms and maturities. We estimate the fair value of swaps as the amount that would be received or paid to terminate the agreements at year end, taking into account current interest rates and the current creditworthiness of the swap counterparties. The notional amounts of derivative contracts do not represent cash flow and are not subject to credit risk.

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

     As of December 31, 2000, we had estimated minimum commitments for payment of rentals (net of non-cancelable sublease rentals) under leases which, at inception, had a non-cancelable term of more than one year, as follows:

                                      Operating    Capital
(Millions of dollars)                    Leases     Leases
==========================================================
2001                                      $ 130      $  10
2002                                        421         10
2003                                         56          9
2004                                         51          9
2005                                         40          8
After 2005                                  287         11
                                          ----------------
Total lease commitments                   $ 985      $  57
                                          =====
Less interest                                           11
                                                     -----
Present value of total capital
  lease obligations                                  $  46
==========================================================

     Operating lease commitments for 2002 include a $304 million residual value guarantee of leased production facilities if we do not renew the lease.

     Rental expense relative to operating leases, including contingent rentals based on factors such as gallons sold, is provided in the table below. Such payments do not include rentals on leases covering oil and gas mineral rights.

(Millions of dollars)                           2000          1999          1998
================================================================================
Rental expense
  Minimum lease rentals                         $229          $218          $208
  Contingent rentals                              10             6            --
                                                --------------------------------
   Total                                         239           224           208

Less rental income on
  properties subleased
  to others                                       48            54            50
                                                --------------------------------
Net rental expense                              $191          $170          $158
================================================================================

62  > TEXACO 2000 ANNUAL REPORT


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

Employee Stock Ownership Plans (ESOP)

Effective March 1, 2000, the Employees Savings Plan of Texaco Inc. merged into the Employees Thrift Plan of Texaco Inc. Participants of the Employees Savings Plan became participants in the Employees Thrift Plan, and the Savings Plan assets were transferred to the Thrift Plan on May 31, 2000.

     We recorded ESOP expense of $1 million in 2000, $3 million in 1999 and $1 million in 1998. Our contributions to the Employees Thrift Plan and the Employees Savings Plan amounted to $1 million in 2000, $3 million in 1999 and $1 million in 1998. These plans were designed to provide participants with a benefit of approximately 6% of base pay, as well as any benefits earned under the current employee Performance Compensation Program. In December 2000, we made a $14 million advanced company ESOP allocation for the period December 2000 through May 2001 to entitled participants of the Employees Thrift Plan.

     During 2000, we paid $20 million in dividends. Dividends on the common ESOP shares used to service debt of the plans are tax deductible to the company.

     The trustee applied the dividends to fund interest payments which amounted to $1 million, $2 million and $5 million for 2000, 1999 and 1998, as well as to reduce principal on the Thrift Plan ESOP loan. In November 1998 and December 1997, a portion of the original loan was refinanced through a company loan. The Thrift Plan ESOP loan was satisfied in December 2000.

Benefit Plan Trust

We have established a benefit plan trust for funding company obligations under some of our benefit plans. At year-end 2000, the trust contained 9.2 million shares of treasury stock. We intend to continue to pay our obligations under our benefit plans. The trust will use the shares, proceeds from the sale of such shares and dividends on such shares to pay benefits only to the extent that we do not pay such benefits. The trustee will vote the shares held in the trust as instructed by the trust's beneficiaries. The shares held by the trust are not considered outstanding for earnings per share purposes until distributed or sold by the trust in payment of benefit obligations.

Termination Benefits

In the fourth quarter of 1998, we announced we were restructuring several of our operations. The principal units affected were our worldwide upstream; our international downstream, principally our marketing operations in the United Kingdom and Brazil and our refining operations in Panama; our global gas marketing operations, now included as part of our global gas, power and energy technology segment; and our corporate center. In 1998, we recorded an after-tax charge of $80 million for employee separations, curtailment costs and special termination benefits associated with our restructuring. The charge was comprised of $88 million of operating expenses, $27 million of selling, general and administrative expenses and $35 million in related income tax benefits. We initially estimated that over 1,400 employee reductions worldwide would occur. In the second quarter of 1999, we expanded the employee separation programs and recorded an after-tax charge of $31 million to cover an additional 1,200 employee reductions. The charge was comprised of $36 million of operating expenses, $12 million of selling, general and administrative expenses and $17 million in related income tax benefits. By the end of the third quarter of 2000, we had satisfied all remaining obligations in accordance with plan provisions. Cash payments totaled $151 million and transfers to long-term obligations totaled $12 million. Employee reductions approximated the original estimates.

     During the first quarter of 2000, we announced an additional employee separation program for our international downstream, primarily our marketing operations in Brazil and Ireland. We recorded an after-tax charge of $12 million for employee separations, curtailment costs and special termination benefits for about 200 employees. The charge was comprised of $17 million of selling, general and administrative expenses and $5 million in related income tax benefits. Through December 31, 2000, employee reductions totaled 159. The remaining reductions will occur by the end of the first quarter of 2001. During the year 2000, we made cash payments of $8 million and transfers to long-term obligations of $8 million. We will pay the remaining obligations of $1 million in future periods in accordance with plan provisions.

Pension Plans

We sponsor pension plans that cover the majority of our employees. Generally, these plans provide defined pension benefits based on years of service, age and final average pay. Pension plan assets are principally invested in equity and fixed income securities and deposits with insurance companies.

     Total worldwide expense for all employee pension plans of Texaco, including pension supplementations and smaller non-U.S. plans, was $42 million in 2000, $41 million in 1999 and $92 million in 1998.

                                                 > TEXACO 2000 ANNUAL REPORT  63


     The following data are provided for principal U.S. and non-U.S. plans:

                                                                                         Pension Benefits
                                                          -----------------------------------------------
                                                                           2000                      1999      Other U.S. Benefits
                                                          ---------------------     ---------------------    ---------------------
(Millions of dollars) As of December 31                       U.S.        Int'l         U.S.        Int'l         2000        1999
==================================================================================================================================
Changes in Benefit (Obligations)

Benefit (obligations) at January 1                        $(1,664)     $  (980)     $(1,884)     $  (979)     $  (633)     $  (773)
Service cost                                                  (35)         (24)         (46)         (25)          (5)          (6)
Interest cost                                                (120)         (75)        (113)         (82)         (48)         (49)
Amendments                                                     (2)          (3)         (29)         (23)          --           12
Actuarial gain (loss)                                         (21)         (10)         (16)         (26)        (104)          59
Employee contributions                                         (2)          --           (3)          (1)         (18)         (14)
Benefits paid                                                  66           64           63           62           71           66
Curtailments/settlements                                       76            3          364           (2)          --           12
Special termination benefits                                   --           (6)          --           --           --           --
Currency adjustments                                           --           80           --           96           --           --
Acquisitions/joint ventures                                    --           --           --           --           --           60
                                                          ------------------------------------------------------------------------
Benefit (obligations) at December 31                      $(1,702)     $  (951)     $(1,664)     $  (980)     $  (737)     $  (633)

Changes in Plan Assets

Fair value of plan assets at January 1                    $ 1,646      $ 1,070      $ 1,826      $ 1,028      $    --      $    --
Actual return on plan assets                                  (41)          19          236          151           --           --
Company contributions                                          18           22           15           26           53           52
Employee contributions                                          2           --            3            1           18           14
Expenses                                                       (8)          --           (7)          --           --           --
Benefits paid                                                 (66)         (64)         (63)         (62)         (71)         (66)
Currency adjustments                                           --          (73)          --          (74)          --           --
Curtailments/settlements                                      (76)          --         (364)          --           --           --
                                                          ------------------------------------------------------------------------
Fair value of plan assets at December 31                  $ 1,475      $   974      $ 1,646      $ 1,070      $    --      $    --
==================================================================================================================================

Funded Status of the Plans

Obligation (greater than) less than assets                $  (227)     $    23      $   (18)     $    90      $  (737)     $  (633)

Unrecognized net transition asset                              (2)          --           (7)          (1)          --           --
Unrecognized prior service cost                                73           48           85           63           (7)          (7)
Unrecognized actuarial (gain) loss                             68           85         (161)         (17)         (32)        (143)
                                                          ------------------------------------------------------------------------
Net (liability) asset recorded in
  Texaco's Consolidated Balance Sheet                     $   (88)     $   156      $  (101)     $   135      $  (776)     $  (783)
Net (liability) asset recorded in Texaco's
  Consolidated Balance Sheet consists of:

Prepaid benefit asset                                     $    27      $   392      $    84      $   373      $    --      $    --
Accrued benefit liability                                    (158)        (248)        (231)        (246)        (776)        (783)
Intangible asset                                               16           12           23            8           --           --
Other comprehensive income                                     27           --           23           --           --           --
                                                          ------------------------------------------------------------------------
Net (liability) asset recorded in
  Texaco's Consolidated Balance Sheet                     $   (88)     $   156      $  (101)     $   135      $  (776)     $  (783)
==================================================================================================================================

Assumptions as of December 31

Discount rate                                                 7.5%         7.8%         8.0%         8.1%         7.5%         8.0%
Expected return on plan assets                               10.0%         8.8%        10.0%         8.8%          --           --
Rate of compensation increase                                 4.0%         4.5%         4.0%         5.2%         4.0%         4.0%
Health care cost trend rate                                    --           --           --           --          4.0%         4.0%
==================================================================================================================================

64  > TEXACO 2000 ANNUAL REPORT


                                                                                         Pension Benefits
                                                      ---------------------------------------------------
                                                                 2000              1999              1998       Other U.S. Benefits
                                                      ---------------   ---------------   ---------------    ----------------------
(Millions of dollars) As of December 31                 U.S.    Int'l     U.S.    Int'l     U.S.    Int'l    2000     1999     1998
===================================================================================================================================
Components of Net Periodic
Benefit Expenses

Service cost                                          $  35    $  24    $  46    $  25    $  60    $  21    $   5    $   6    $   9
Interest cost                                           120       75      113       82      117       86       48       49       50
Expected return on plan assets                         (136)     (96)    (140)     (81)    (136)     (79)      --       --       --
Amortization of transition asset                         (5)      (1)      (6)     (12)      (4)     (10)      --       --       --
Amortization of prior
  service cost                                           14        9       11       13       11        7       (1)      --       --
Amortization of (gain) loss                               1       (3)       4       (2)       6       (2)      (7)      (1)      (4)
Curtailments/settlements                                 (7)       8      (15)       2        6       --       --      (12)       1
Special termination charges                              --       --       --       --        8       --       --       --        2
                                                      -----------------------------------------------------------------------------
  Net periodic benefit expenses                       $  22    $  16    $  13    $  27    $  68    $  23    $  45    $  42    $  58
===================================================================================================================================

     For pension plans with accumulated obligations in excess of plan assets, the projected benefit obligation and the accumulated benefit obligation were $410 million and $390 million as of December 31, 2000, and $410 million and $379 million as of December 31, 1999. The fair value of plan assets for both years was $0.

Other U.S. Benefits

We sponsor postretirement plans in the U.S. that provide health care and life insurance for retirees and eligible dependents based on an age and service point schedule for eligible participants. Our U.S. health insurance obligation is our fixed dollar contribution. The plans are unfunded, and the costs are shared by us and our employees and retirees. Certain of the company's non-U.S. subsidiaries have postretirement benefit plans, the cost of which is not significant to the company.

     For measurement purposes, the fixed dollar contribution is expected to increase by 4% per annum for all future years. A change in our fixed dollar contribution has a significant effect on the amounts we report. A 1% change in our contributions would have the following effects:

                                                   1-Percentage     1-Percentage
(Millions of dollars)                            Point Increase   Point Decrease
================================================================================
Effect on annual total of service
  and interest cost components                              $ 4            $ (4)

Effect on postretirement
  benefit obligation                                        $46            $(41)
================================================================================

NOTE 12 STOCK INCENTIVE PLAN

Under our Stock Incentive Plan, stock options, restricted stock and other incentive award forms may be granted to executives, directors and key employees to provide motivation to enhance the company's success and increase shareholder value. The maximum number of shares that may be awarded as stock options or restricted stock under the plan is 1% of the common stock outstanding on December 31 of the previous year. The following table summarizes the number of shares at December 31, 2000, 1999 and 1998 available for awards during the subsequent year:

(Shares) As of December 31                  2000            1999            1998
================================================================================
To all participants                   19,803,026      15,646,336      12,677,325
To those participants not
  officers or directors                  229,229       2,020,621       1,967,715
                                      ------------------------------------------
Total                                 20,032,255      17,666,957      14,645,040
================================================================================

     Restricted shares granted under the plan contain a performance element which must be satisfied in order for all or a specified portion of the shares to vest. Restricted performance shares awarded in each year under the plan were as follows:

                                              2000           1999           1998
================================================================================
Shares                                     530,878        278,402        334,798

Weighted average fair value                $ 56.52        $ 62.78        $ 61.59
================================================================================

     Stock options granted under the plan extend for 10 years from the date of grant and vest over a two-year period at a rate of 50% in the first year and 50% in the second year. The exercise price cannot be less than the fair market value of the underlying shares of common stock on the date of the grant. The plan provides for restored options. This feature enables a participant who exercises a stock option by exchanging previously acquired common stock or who has shares withheld by us to satisfy tax withholding obligations, to receive new options equal to the number of shares exchanged or withheld. The restored options are fully exercisable six months after the date of grant and the exercise price is the fair market value of the common stock on the day the restored option is granted.

     We apply APB Opinion 25 in accounting for our stock-based compensation programs. Stock-based compensation expense recognized in connection with the plan was $25 million in 2000, $19 million in 1999 and $17 million in 1998. Had we accounted for our plan using

                                                 > TEXACO 2000 ANNUAL REPORT  65


the accounting method recommended by SFAS 123, net income and earnings per share would have been the pro forma amounts below:

                                          2000          1999         1998
================================================================================
Net income (millions of dollars)
  As reported                          $ 2,542       $ 1,177        $ 578
  Pro forma                            $ 2,525       $ 1,107        $ 524
Earnings per share (dollars)
  Basic -- as reported                 $  4.66       $  2.14        $ .99
        -- pro forma                   $  4.63       $  2.01        $ .89
  Diluted -- as reported               $  4.65       $  2.14        $ .99
          -- pro forma                 $  4.62       $  2.01        $ .89
================================================================================

     We used the Black-Scholes model with the following assumptions to estimate the fair market value of options at date of grant:

                                        2000         1999         1998
================================================================================
Expected life                         2 yrs.       2 yrs.       2 yrs.
Interest rate                           6.4%         5.4%         5.4%
Volatility                             33.8%        29.1%        22.5%
Dividend yield                          3.0%         3.0%         3.0%
================================================================================


--------------------------------------------------------------------------------

     Option award activity during 2000, 1999 and 1998 is summarized in the following table:

                                                               2000                        1999                          1998
                                            -----------------------       ---------------------       -----------------------
                                                           Weighted                    Weighted                      Weighted
                                                            Average                     Average                       Average
                                                           Exercise                    Exercise                      Exercise
(Stock options)                                 Shares        Price           Shares      Price           Shares        Price
=============================================================================================================================
Outstanding January 1                       12,097,138      $ 62.98       11,616,049    $ 59.48       10,071,307      $ 53.31
Granted                                      2,611,142        56.51        2,015,741      62.78        2,388,593        61.56
Exercised                                     (696,136)       55.42       (8,163,386)     59.24       (7,732,978)       53.18
Restored                                       592,820        60.38        7,448,018      64.55        6,889,941        60.77
Canceled                                      (885,326)       64.29         (819,284)     64.48             (814)       78.08
                                            ----------      -------       ----------    -------       ----------      -------
Outstanding December 31                     13,719,638        61.95       12,097,138      62.98       11,616,049        59.48
-----------------------------------------------------------------------------------------------------------------------------
Exercisable December 31                      9,657,813      $ 63.35        6,358,652    $ 62.57        5,945,445      $ 58.93
-----------------------------------------------------------------------------------------------------------------------------
Weighted average fair value of
  options granted during the year                           $ 11.56                     $ 11.21                       $  8.48
=============================================================================================================================

     The following table summarizes information on stock options outstanding at December 31, 2000:

                                             Options Outstanding            Options Exercisable
                      ------------------------------------------     --------------------------
                                        Weighted        Weighted                       Weighted
Exercisable Price                        Average         Average                        Average
Range (per share)         Shares  Remaining Life  Exercise Price        Shares   Exercise Price
===============================================================================================
$ 29.88 - 31.84            8,112        2.4 yrs.         $ 31.14         8,112          $ 31.14
$ 33.16 - 68.44       13,711,526        6.3 yrs.         $ 61.97     9,649,701          $ 63.38
$ 29.88 - 68.44       13,719,638        6.3 yrs.         $ 61.95     9,657,813          $ 63.35
===============================================================================================

NOTE 13 PREFERRED STOCK AND RIGHTS

Series B ESOP Convertible Preferred Stock

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

66  > TEXACO 2000 ANNUAL REPORT


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

     We can redeem the Rights at one cent per Right at any time prior to 10 days after the Rights become exercisable. Until a Right becomes exercisable, the holder has no additional voting or dividend rights and it will not have any dilutive effect on the company's earnings. We have reserved and designated 3 million shares as Series D for issuance upon exercise of the Rights. At December 31, 2000, the Rights were not exercisable. The Rights will not become exercisable if the proposed merger between Chevron and Texaco is completed in accordance with the terms and conditions of the Merger Agreement dated October 15, 2000.

Series F ESOP Convertible Preferred Stock

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

     During 2000, the annual dividend rate for the MAPS ranged between 4.22% and 5.15% and dividends totaled $17 million ($14,189, $14,307, $14,301 and $12,823 per share for series G, H, I and J).

     For 1999, the annual dividend rate for the MAPS ranged between 3.59% and 4.36% and dividends totaled $9 million ($7,713, $7,772, $7,989 and $7,935 per share for Series G, H, I and J).

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

     Derivatives are contracts whose value is derived from changes in an underlying commodity price, interest rate or other item. We use derivatives to reduce our exposure to changes in foreign exchange rates, interest rates and crude oil, petroleum products and natural gas prices. Our written policies restrict our use of derivatives to primarily protecting existing positions and committed or anticipated transactions. On a limited basis, we may use commodity-based derivatives to establish a position in anticipation of future movements in prices or margins. Derivative transactions expose us to counterparty credit risk. We place contracts only with parties whose credit-worthiness has been pre-determined under credit policies and limit the dollar exposure to any counterparty. Therefore, risk of counterparty non-performance and exposure to concentrations of credit risk are limited.

Cash and Cash Equivalents

Fair value approximates cost as reflected in the Consolidated Balance Sheet at December 31, 2000 and 1999 because of the short-term maturities of these instruments. Cash equivalents are classified as held-to-maturity. The amortized cost of cash equivalents at December 31, 2000 includes $34 million of time deposits and $16 million of commercial paper. Comparable amounts at year-end 1999 were $67 million and $165 million.

Short-Term and Long-Term Investments

Fair value is primarily based on quoted market prices and valuation statements obtained from major financial institutions. At December 31, 2000, our available-for-sale securities had an estimated fair value of $168 million, including gross unrealized gains of $9 million and losses of $5 million. At December 31, 1999, our available-for-sale securities had an estimated fair value of $167 million, including gross unrealized gains of $11 million and losses of $6 million. The available-for-sale securities consist primarily of debt securities issued by U.S. and foreign governments and corporations. The majority of these investments mature within five years.

     Proceeds from sales of available-for-sale securities were $224 million in 2000, $750 million in 1999 and $1,011 million in 1998. These sales resulted in gross realized gains of $8 million in 2000, $45 million in 1999 and $53 million in 1998, and gross realized losses of $7 million, $13 million and $22 million.

     The estimated fair value of other long-term investments qualifying as financial instruments but not included above, for which it is practicable to estimate fair value, approximated the December 31, 2000 and 1999 carrying values of $549 million and $465 million.

Short-Term Debt, Long-Term Debt and Related Derivatives

Refer to Note 9 for additional information about debt and related derivatives outstanding at December 31, 2000 and 1999.

                                                 > TEXACO 2000 ANNUAL REPORT  67


Forward Exchange and Option Contracts

As an international company, we are exposed to currency exchange risk. To hedge against adverse changes in foreign currency exchange rates, we will enter into forward and option contracts to buy and sell foreign currencies. Shown below in U.S. dollars are the notional amounts of outstanding forward exchange contracts to buy and sell foreign currencies.

(Millions of dollars)                                         Buy           Sell
================================================================================
Australian dollars                                         $  230           $ 31
British pounds                                                856            365
Danish kroner                                                 215             90
Euro                                                          293             92
New Zealand dollars                                           117             26
Other currencies                                               59             26
                                                           ---------------------
  Total at December 31, 2000                               $1,770           $630
  Total at December 31, 1999                               $2,122           $272
================================================================================

     Market risk exposure on these contracts is essentially limited to currency rate movements. At year-end 2000, there were $58 million of unrealized gains and $2 million of unrealized losses related to these contracts. At year-end 1999, there were $10 million of unrealized gains and $30 million of unrealized losses.

     We use forward exchange contracts to buy foreign currencies primarily to hedge the net monetary liability position of our European, Australian and New Zealand operations and to hedge portions of significant foreign currency capital expenditures and lease commitments. These contracts generally have terms of 60 days or less. Contracts that hedge foreign currency monetary positions are marked-to-market monthly. Any resultant gains and losses are included in the Consolidated Statement of Income as other costs. At year-end 2000 and 1999, hedges of foreign currency commitments principally involved capital projects requiring expenditure of British pounds and Danish kroner. The percentages of planned capital expenditures hedged at year end were: British pounds -- 72% in 2000 and 90% in 1999; Danish kroner -- 87% in 2000 and 94% in 1999. Realized gains and losses on hedges of foreign currency commitments are initially recorded to deferred charges. Subsequently, the amounts are applied to the capitalized project cost on a percentage-of-completion basis, and are then amortized over the lives of the applicable projects. At year-end 2000 and 1999, net hedging losses of $18 million and net hedging gains of $17 million had yet to be amortized.

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

     At December 31, 2000 and 1999, there were open derivative commodity contracts required to be settled in cash, consisting mostly of basis swaps related to location differences in prices. Notional contract amounts, excluding unrealized gains and losses, were $9,077 million and $6,604 million at year-end 2000 and 1999. These amounts principally represent future values of contract volumes over the remaining duration of outstanding swap contracts at the respective dates. These contracts hedge a small fraction of our business activities, generally for the next 12 months. Unrealized gains and losses on contracts outstanding at year-end 2000 were $641 million and $423 million.
At year-end 1999, unrealized gains and losses were $195 million and $132 million.

68  > TEXACO 2000 ANNUAL REPORT


NOTE 15 OTHER FINANCIAL INFORMATION, COMMITMENTS AND CONTINGENCIES

Environmental Liabilities

Texaco Inc. and subsidiary companies have financial liabilities relating to environmental remediation programs which we believe are sufficient for known requirements. At December 31, 2000, the balance sheet includes liabilities of $260 million for future environmental remediation costs. Also, we have accrued $665 million for the future cost of restoring and abandoning existing oil and gas properties.

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

     MVP Production Inc., a subsidiary, has variable rate cumulative preferred shares of $75 million owned by one minority holder. The shares have voting rights and are redeemable in 2003. Dividends on these shares were $4 million in 2000, 1999 and 1998.

     Texaco Capital LLC, a wholly-owned finance subsidiary of Texaco Inc., has three classes of preferred shares, all held by minority holders. The first class is 14 million shares totaling $350 million of Cumulative Guaranteed Monthly Income Preferred Shares, Series A (Series A). The second class is 4.5 million shares totaling $112 million of Cumulative Adjustable Rate Monthly Income Preferred Shares, Series B (Series B). The third class, issued in Canadian dollars, is 3.6 million shares totaling $65 million of Deferred Preferred Shares, Series C (Series C). Texaco Capital LLC's sole assets are notes receivable from Texaco Inc. The payment of dividends and payments on liquidation or redemption with respect to Series A, Series B and Series C are fully and unconditionally guaranteed by Texaco Inc.

     The fixed dividend rate for Series A is 6-7/8% per annum. The annual dividend rate for Series B averaged 5.4% for 2000, 5.0% for 1999 and 5.1% for 1998. The dividend rate on Series B is reset quarterly per contractual formula. Dividends on Series A and Series B are paid monthly. Dividends on Series A for 2000, 1999 and 1998 totaled $24 million for each year. Annual dividends on Series B totaled $6 million for 2000, 1999 and 1998.

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

     The currency swap component of the transaction calls for us to exchange at contract maturity date $65 million for Cdn. $170 million, representing Cdn. $87 million plus accrued interest. The carrying amount of this contract represents the Canadian dollar accrued interest receivable by us. At year-end 2000 and 1999, the carrying amounts of this swap, which approximated fair value, were $27 million and $20 million.

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

Pending Award

In July 1999, the Governing Council of the United Nations Compensation Commission (UNCC) approved an award to Saudi Arabian Texaco Inc. (SAT), a wholly-owned subsidiary of Texaco Inc., of about $505 million, plus unspecified interest, for damages sustained as a result of Iraq's invasion of Kuwait in 1990. Payments to SAT are subject to income tax in Saudi Arabia at an applicable tax rate of 85%. SAT is party to a concession agreement with the Kingdom of Saudi Arabia covering the Partitioned Neutral Zone in Southern Kuwait and Northern Saudi Arabia.

                                                 > TEXACO 2000 ANNUAL REPORT  69


     UNCC funds compensation awards by retaining 30% of Iraqi oil sales revenue under an agreement with Iraq. In January 2001, SAT was paid $5 million and expects to be paid an additional $40 million in the near future. We do not know when we will receive the balance of this award since the timing of payments by UNCC depends on several factors, including the total amount of all compensation awards, the ability of Iraq to produce and sell oil, the price of Iraqi oil and the duration of U.N. trade sanctions on Iraq. This award will be recognized in income when collection is assured.

Financial Guarantees

We have guaranteed the payment of certain debt, lease commitments and other obligations of third parties and affiliate companies. These guarantees totaled $792 million and $804 million at December 31, 2000 and 1999. The year-end 2000 and 1999 amounts include $399 million and $424 million of operating lease commitments of Equilon, our affiliate.

     Exposure to credit risk in the event of non-payment by the obligors is represented by the contractual amount of these instruments. No loss is anticipated under these guarantees.

Throughput Agreements

Texaco Inc. and certain of its subsidiary companies previously entered into certain long-term agreements wherein we committed to ship through affiliated pipeline companies and an offshore oil port sufficient volume of crude oil or petroleum products to enable these affiliated companies to meet a specified portion of their individual debt obligations, or, in lieu thereof, to advance sufficient funds to enable these affiliated companies to meet these obligations. In 1998, we assigned the shipping obligations to Equilon, our affiliate, but Texaco remains responsible for deficiency payments on virtually all of these agreements. Additionally, Texaco has entered into long-term purchase commitments with third parties for take or pay gas transportation. At December 31, 2000 and 1999, our maximum exposure to loss was estimated to be $388 million and $445 million.

     However, based on our right of counterclaim against Equilon and unaffiliated third parties in the event of non-performance, our net exposure was estimated to be $148 million and $173 million at December 31, 2000 and 1999.

     No significant losses are anticipated as a result of these obligations.

Litigation

Texaco and approximately 50 other oil companies are defendants in 17 purported class actions. The actions are pending in Texas, New Mexico, Oklahoma, Louisiana, Utah, Mississippi and Alabama. The plaintiffs allege that the defendants undervalued oil produced from properties leased from the plaintiffs by establishing artificially low selling prices. They allege that these low selling prices resulted in the defendants underpaying royalties or severance taxes to them. Plaintiffs seek to recover royalty underpayments and interest. In some cases plaintiffs also seek to recover severance taxes and treble and punitive damages. Texaco and 24 other defendants have executed a settlement agreement with most of the plaintiffs that will resolve many of these disputes. The federal court in Texas gave final approval to the settlement in April 1999 and the matter is now pending before the U.S. Fifth Circuit Court of Appeal.

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

NOTE 16 CHEVRON-TEXACO MERGER

On October 15, 2000, Texaco and Chevron Corporation entered into a merger agreement. In the merger, Texaco shareholders will receive .77 shares of Chevron common stock for each share of Texaco common stock they own, and Chevron shareholders will retain their existing shares.

     The merger is conditioned, among other things, on the approval of the shareholders of both companies, pooling of interests accounting treatment for the merger and approvals of government agencies, such as the U.S. Federal Trade Commission (FTC). Texaco and Chevron anticipate that the FTC will require certain divestitures in the U.S. downstream in order to address market concentration issues, and the companies intend to cooperate with the FTC in this process. In that regard, Texaco is in discussions with our partners in the U.S. downstream.

     The merger agreement provides for the payment of termination fees of as much as $1 billion by either party under certain circumstances. Chevron and Texaco also were granted options to purchase shares of the other, under the same conditions as the payments of the termination fees. Texaco granted Chevron an option to purchase 107 million shares of Texaco's common stock, at $53.71 per share. Chevron granted Texaco an option to purchase 127 million shares of Chevron's common stock, at $85.96 per share.

70  > TEXACO 2000 ANNUAL REPORT


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

     Texaco's financial statements are based on its financial records. We rely on Texaco's internal control system to provide us reasonable assurance these financial records are being accurately and objectively maintained and the company's assets are being protected. The internal control system comprises:

> Corporate Conduct Guidelines requiring all employees to obey all applicable laws, comply with company policies and maintain the highest ethical standards in conducting company business,

> An organizational structure in which responsibilities are defined and divided, and

> Written policies and procedures that cover initiating, reviewing, approving and recording transactions.

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


/s/ Glenn F. Tilton

Glenn F. Tilton
Chairman of the Board and Chief Executive Officer


/s/ Patrick J. Lynch

Patrick J. Lynch
Senior Vice President and Chief Financial Officer


/s/ George J. Batavick

George J. Batavick
Comptroller


--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders, Texaco Inc.:

We have audited the accompanying consolidated balance sheet of Texaco Inc. (a Delaware corporation) and subsidiary companies as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texaco Inc. and subsidiary companies as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP


Arthur Andersen LLP
February 22, 2001
New York, N.Y.

                                                 > TEXACO 2000 ANNUAL REPORT  71


SUPPLEMENTAL OIL AND GAS INFORMATION

The following pages provide information required by Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities."

Table I -- Net Proved Reserves

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

> Proved developed reserves are reserves that we expect to be recovered through existing wells with existing equipment and operating methods.

> Proved undeveloped reserves are reserves that we expect to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion of development.

---------------------------------------------------------------------------------------------------------------------------------
Table I -- Net Proved Reserves

Net Proved Reserves of Crude Oil and Natural Gas Liquids (Millions of barrels)

                                                Consolidated Subsidiaries                          Equity
                                     -----------------------------------------------   --------------------------------
                                                                                       Affiliate   Affiliate
                                     United     Other                Other              -- Other    -- Other               World-
                                     States      West    Europe       East     Total        West        East      Total      wide
=================================================================================================================================
  Developed reserves                  1,374        54       210        463     2,101          --         354        354     2,455
  Undeveloped reserves                  393        11       221         90       715          --          97         97       812
                                      -------------------------------------------------------------------------------------------
As of December 31, 1997               1,767        65       431        553     2,816          --         451        451     3,267
  Discoveries & extensions               70         2         8         32       112          --           1          1       113
  Improved recovery                     136        --        16          3       155          --         156        156       311
  Revisions                              46       (15)       22         55       108          --         137        137       245
  Net purchases (sales)                 (38)       --        --         26       (12)         --          --         --       (12)
  Production                           (157)       (4)      (58)       (71)     (290)         --         (61)       (61)     (351)
                                      -------------------------------------------------------------------------------------------
  Total changes                          57       (17)      (12)        45        73          --         233        233       306
  Developed reserves                  1,415        39       246        490     2,190          --         456        456     2,646
  Undeveloped reserves                  409         9       173        108       699          --         228        228       927
                                      -------------------------------------------------------------------------------------------
As of December 31, 1998*              1,824        48       419        598     2,889          --         684        684     3,573
  Discoveries & extensions               66        11        23         23       123          --           2          2       125
  Improved recovery                      34        --         2         29        65          --          52         52       117
  Revisions                              11        --        36         72       119          --        (132)      (132)      (13)
  Net purchases (sales)                  (9)       --        --         23        14          --          --         --        14
  Production                           (144)       (4)      (53)       (75)     (276)         --         (60)       (60)     (336)
                                      -------------------------------------------------------------------------------------------
  Total changes                         (42)        7         8         72        45          --        (138)      (138)      (93)
  Developed reserves                  1,361        39       261        545     2,206          --         316        316     2,522
  Undeveloped reserves                  421        16       166        125       728          --         230        230       958
                                      -------------------------------------------------------------------------------------------
As of December 31, 1999*              1,782        55       427        670     2,934          --         546        546     3,480
  Discoveries & extensions               39        --        21          9        69         374          --        374       443
  Improved recovery                      25        --        --         39        64          --          14         14        78
  Revisions                             (21)       --         9         30        18          --          37         37        55
  Net purchases (sales)                (135)      (52)      (44)        --      (231)         --          --         --      (231)
  Production                           (130)       (3)      (44)       (78)     (255)         --         (52)       (52)     (307)
                                      -------------------------------------------------------------------------------------------
  Total changes                        (222)      (55)      (58)        --      (335)        374          (1)       373        38
  Developed reserves                  1,202        --       219        559     1,980          --         282        282     2,262
  Undeveloped reserves                  358        --       150        111       619         374         263        637     1,256
                                      -------------------------------------------------------------------------------------------
As of December 31, 2000*              1,560        --       369        670     2,599         374         545        919     3,518
                                      -------------------------------------------------------------------------------------------
*Includes net proved
   NGL reserves
  As of December 31, 1998               250        --        68         22       340          --           6          6       346
  As of December 31, 1999               250        --        74        134       458          --           1          1       459
  As of December 31, 2000               219        --        67        162       448          --           1          1       449
=================================================================================================================================

72 > TEXACO 2000 ANNUAL REPORT

Net Proved Reserves of Natural Gas (Billions of cubic feet)

                                                Consolidated Subsidiaries                           Equity
                                     -----------------------------------------------   --------------------------------
                                                                                       Affiliate   Affiliate
                                     United     Other                Other              -- Other    -- Other               World-
                                     States      West    Europe       East     Total        West        East      Total      wide
=================================================================================================================================
  Developed reserves                  3,379       792       576        110     4,857        --           145        145     5,002
  Undeveloped reserves                  643       126       452          2     1,223        --            17         17     1,240
                                      -------------------------------------------------------------------------------------------
As of December 31, 1997               4,022       918     1,028        112     6,080        --           162        162     6,242
  Discoveries & extensions              599         6        47         98       750        --             1          1       751
  Improved recovery                       4        --         7         --        11        --             3          3        14
  Revisions                             152       (12)       (6)        34       168        --            10         10       178
  Net purchases (sales)                 (39)       --        --        250       211        --            --         --       211
  Production                           (633)      (92)     (112)       (17)     (854)       --           (25)       (25)     (879)
                                      -------------------------------------------------------------------------------------------
  Total changes                          83       (98)      (64)       365       286        --           (11)       (11)      275
  Developed reserves                  3,345       688       615        374     5,022        --           135        135     5,157
  Undeveloped reserves                  760       132       349        103     1,344        --            16         16     1,360
                                      -------------------------------------------------------------------------------------------
As of December 31, 1998               4,105       820       964        477     6,366        --           151        151     6,517
  Discoveries & extensions              442         7        93         42       584        --             5          5       589
  Improved recovery                       4        --         2        235       241        --             1          1       242
  Revisions                             285       193         7        427       912        --             3          3       915
  Net purchases (sales)                 (81)       --        --        712       631        --            --         --       631
  Production                           (550)      (79)     (104)       (27)     (760)       --           (26)       (26)     (786)
                                      -------------------------------------------------------------------------------------------
  Total changes                         100       121        (2)     1,389     1,608        --           (17)       (17)    1,591
  Developed reserves                  3,388       865       557        787     5,597        --           131        131     5,728
  Undeveloped reserves                  817        76       405      1,079     2,377        --             3          3     2,380
                                      -------------------------------------------------------------------------------------------
As of December 31, 1999               4,205       941       962      1,866     7,974        --           134        134     8,108
  Discoveries & extensions              585        --        --         --       585        33             4         37       622
  Improved recovery                       5        --        --         --         5        --            --         --         5
  Revisions                             121        12        43        164       340        --             8          8       348
  Net purchases (sales)                   8       (58)      (11)        --       (61)       --            --         --       (61)
  Production                           (494)      (95)      (81)       (36)     (706)       --           (24)       (24)     (730)
                                      -------------------------------------------------------------------------------------------
  Total changes                         225      (141)      (49)       128       163        33           (12)        21       184
  Developed reserves                  3,299       738       573        977     5,587        --           121        121     5,708
  Undeveloped reserves                1,131        62       340      1,017     2,550        33             1         34     2,584
                                      -------------------------------------------------------------------------------------------
As of December 31, 2000               4,430       800*      913      1,994     8,137*       33           122        155     8,292*
=================================================================================================================================

* Additionally, there are approximately 302 BCF of natural gas in Other West which will be available from production during the period 2005-2016 under a long-term purchase associated with a service agreement.

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

                            Worldwide     United States     International
=========================================================================
Year 2000                         172%               76%              267%
Year 1999                         111%               99%              124%
Year 1998                         166%              144%              191%
3-year average                    150%              109%              192%
5-year average                    146%              108%              189%

                                                 > TEXACO 2000 ANNUAL REPORT  73


Table II -- Standardized Measure

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

-----------------------------------------------------------------------------------------------
Table II -- Standardized Measure of Discounted Future Net Cash Flows

                                                       Consolidated Subsidiaries
                                        -------------------------------------------------------

                                          United      Other                   Other
(Millions of dollars)                     States       West      Europe        East       Total
===============================================================================================
As of December 31, 2000
  Future cash inflows from sale of
   oil & gas, and service fee revenue   $ 67,115    $ 1,559    $ 10,549    $ 15,512    $ 94,735
  Future production costs                (13,107)      (252)     (2,074)     (2,768)    (18,201)
  Future development costs                (3,588)       (30)     (1,244)     (1,280)     (6,142)
  Future income tax expense              (17,024)      (612)     (2,238)     (6,681)    (26,555)
                                        -------------------------------------------------------
  Net future cash flows
   before discount                        33,396        665       4,993       4,783      43,837
  10% discount for timing of
   future cash flows                     (15,407)      (259)     (1,778)     (2,239)    (19,683)
                                        -------------------------------------------------------
  Standardized measure of
   discounted future net cash flows     $ 17,989    $   406    $  3,215    $  2,544    $ 24,154
===============================================================================================
As of December 31, 1999
  Future cash inflows from sale of
   oil & gas, and service fee revenue   $ 45,281    $ 2,668    $ 11,875    $ 16,890    $ 76,714
  Future production costs                (10,956)      (913)     (2,264)     (2,946)    (17,079)
  Future development costs                (3,853)      (239)     (1,749)     (1,956)     (7,797)
  Future income tax expense               (8,304)      (758)     (2,428)     (7,665)    (19,155)
                                        -------------------------------------------------------
  Net future cash flows
   before discount                        22,168        758       5,434       4,323      32,683
  10% discount for timing of
   future cash flows                     (10,816)      (327)     (1,985)     (2,243)    (15,371)
                                        -------------------------------------------------------
  Standardized measure of
   discounted future net cash flows     $ 11,352    $   431    $  3,449    $  2,080    $ 17,312
===============================================================================================
As of December 31, 1998
  Future cash inflows from sale of
   oil & gas, and service fee revenue   $ 23,147    $ 1,657    $  6,581    $  4,816    $ 36,201
  Future production costs                (10,465)      (605)     (2,574)     (2,551)    (16,195)
  Future development costs                (4,055)      (142)     (1,695)       (761)     (6,653)
  Future income tax expense               (2,583)      (419)       (715)     (1,023)     (4,740)
                                        -------------------------------------------------------
  Net future cash flows
   before discount                         6,044        491       1,597         481       8,613
  10% discount for timing of
   future cash flows                      (2,626)      (244)       (644)       (167)     (3,681)
                                        -------------------------------------------------------
  Standardized measure of
   discounted future net cash flows     $  3,418    $   247    $    953    $    314    $  4,932
===============================================================================================

---------------------------------------------------------------------------------------
Table II -- Standardized Measure of Discounted Future Net Cash Flows

                                                    Equity
                                        ---------------------------------
                                        Affiliate    Affiliate
                                         -- Other     -- Other                   World-
(Millions of dollars)                        West         East       Total         wide
=======================================================================================
As of December 31, 2000
  Future cash inflows from sale of
   oil & gas, and service fee revenue     $ 3,917      $ 7,873    $ 11,790    $ 106,525
  Future production costs                    (273)      (2,853)     (3,126)     (21,327)
  Future development costs                   (406)        (694)     (1,100)      (7,242)
  Future income tax expense                (1,101)      (2,189)     (3,290)     (29,845)
                                        -----------------------------------------------
  Net future cash flows
   before discount                          2,137        2,137       4,274       48,111
  10% discount for timing of
   future cash flows                       (1,431)        (809)     (2,240)     (21,923)
                                        -----------------------------------------------
  Standardized measure of
   discounted future net cash flows       $   706      $ 1,328    $  2,034    $  26,188
=======================================================================================
As of December 31, 1999
  Future cash inflows from sale of
   oil & gas, and service fee revenue     $    --      $ 7,646    $  7,646    $  84,360
  Future production costs                      --       (2,254)     (2,254)     (19,333)
  Future development costs                     --         (767)       (767)      (8,564)
  Future income tax expense                    --       (2,340)     (2,340)     (21,495)
                                        -----------------------------------------------
  Net future cash flows
   before discount                             --        2,285       2,285       34,968
   10% discount for timing of
   future cash flows                           --         (887)       (887)     (16,258)
                                        -----------------------------------------------
  Standardized measure of
   discounted future net cash flows       $    --      $ 1,398    $  1,398    $  18,710
=======================================================================================
As of December 31, 1998
  Future cash inflows from sale of
   oil & gas, and service fee revenue     $    --      $ 4,708    $  4,708    $  40,909
  Future production costs                      --       (1,992)     (1,992)     (18,187)
  Future development costs                     --         (803)       (803)      (7,456)
  Future income tax expense                    --         (967)       (967)      (5,707)
                                        -----------------------------------------------
  Net future cash flows
   before discount                             --          946         946        9,559
  10% discount for timing of
   future cash flows                           --         (391)       (391)      (4,072)
                                        -----------------------------------------------
  Standardized measure of
   discounted future net cash flows       $    --      $   555    $    555    $   5,487
=======================================================================================

74  > TEXACO 2000 ANNUAL REPORT


Table III -- Changes in the Standardized Measure

The annual change in the standardized measure is explained in this table by the major sources of change, discounted at 10%.

> Sales & transfers, net of production costs capture the current year's revenues less the associated producing expenses. The net amount reflected here correlates to Table VII for revenues less production costs.

> Net changes in prices, production & development costs are computed before the effects of changes in quantities. The beginning-of-the-year production forecast is multiplied by the net annual change in the unit sales price and production cost.

> Discoveries & extensions indicate the value of the new reserves at year-end prices, less related costs.

> Development costs incurred during the period capture the current year's development costs that are shown in Table V. These costs will reduce the previously estimated future development costs.

> Accretion of discount represents 10% of the beginning discounted future net cash flows before income tax effects.

> Net change in income taxes is computed as the change in present value of future income taxes.

-----------------------------------------------------------------------------------------------------------------------------
Table III -- Changes in the Standardized Measure

                                                                                                          Worldwide Including
                                                                                                         Equity in Affiliates
                                                                                     ----------------------------------------
(Millions of dollars)                                                                    2000            1999            1998
=============================================================================================================================
Standardized measure - beginning of year                                             $ 18,710        $  5,487       $  12,057
Sales of minerals-in-place                                                             (3,990)           (352)           (160)
                                                                                     ----------------------------------------
                                                                                       14,720           5,135          11,897
Changes in ongoing oil and gas operations:
  Sales and transfers of produced oil and gas,
   net of production costs during the period                                           (7,345)         (4,276)         (3,129)
  Net changes in prices, production and development costs                              11,389          22,036         (11,205)
  Discoveries and extensions and improved recovery, less related costs                  4,543           1,821             728
  Development costs incurred during the period                                          2,043           1,598           1,770
  Timing of production and other changes                                                  670            (517)         (1,170)
  Revisions of previous quantity estimates                                                668             301             852
  Purchases of minerals-in-place                                                          901             895              48
  Accretion of discount                                                                 3,120             881           1,916
  Net change in discounted future income taxes                                         (4,521)         (9,164)          3,780
                                                                                     ----------------------------------------
Standardized measure -- end of year                                                  $ 26,188        $ 18,710       $   5,487
=============================================================================================================================

                                                 > TEXACO 2000 ANNUAL REPORT  75


Table IV - Capitalized Costs

Costs of the following assets are capitalized under the "successful efforts" method of accounting. These costs include the activities of Texaco's upstream operations but exclude the crude oil marketing and other non-producing activities. As a result, this table will not correlate to information in Note 6 to the financial statements.

> Proved properties include mineral properties with proved reserves, development wells and uncompleted development well costs.

> Unproved properties include leaseholds under exploration (even where hydrocarbons were found but not in sufficient quantities to be considered proved reserves) and uncompleted exploratory well costs.

> Support equipment and facilities include costs for seismic and drilling equipment, construction and grading equipment, repair shops, warehouses and other supporting assets involved in oil and gas producing activities.

> The accumulated depreciation, depletion and amortization represents the portion of the assets that have been charged to expense in prior periods. It also includes provisions for future restoration and abandonment activity.

-----------------------------------------------------------------------------------------------------------------------------------
Table IV -- Capitalized Costs

                                             Consolidated Subsidiaries                          Equity
                                     -------------------------------------------------- -------------------------------
                                                                                        Affiliate  Affiliate
                                       United    Other                 Other             -- Other   -- Other                 World-
(Millions of dollars)                  States     West     Europe       East       Total     West*      East      Total        wide
===================================================================================================================================
As of December 31, 2000
  Proved properties                  $ 18,213    $ 137    $ 3,295    $ 3,699    $ 25,344    $  66    $ 1,370    $ 1,436    $ 26,780
  Unproved properties                   1,026       98         58        655       1,837       68        265        333       2,170
  Support equipment and facilities        257       81         28        135         501       42        906        948       1,449
                                     ----------------------------------------------------------------------------------------------
   Gross capitalized costs             19,496      316      3,381      4,489      27,682      176      2,541      2,717      30,399
  Accumulated depreciation,
   depletion and amortization         (12,084)     (92)    (1,821)    (1,508)    (15,505)      (1)    (1,349)    (1,350)    (16,855)
                                     ----------------------------------------------------------------------------------------------
   Net capitalized costs             $  7,412    $ 224    $ 1,560    $ 2,981    $ 12,177    $ 175    $ 1,192    $ 1,367    $ 13,544
===================================================================================================================================
As of December 31, 1999
  Proved properties                  $ 20,364    $ 304    $ 5,327    $ 2,525    $ 28,520    $  --    $ 1,158    $ 1,158    $ 29,678
  Unproved properties                     983      139         50        619       1,791       --        335        335       2,126
  Support equipment and facilities        441      267         37        277       1,022       --        902        902       1,924
                                     ----------------------------------------------------------------------------------------------
   Gross capitalized costs             21,788      710      5,414      3,421      31,333       --      2,395      2,395      33,728
  Accumulated depreciation,
   depletion and amortization         (13,855)    (298)    (3,955)    (1,365)    (19,473)      --     (1,217)    (1,217)    (20,690)
                                     ----------------------------------------------------------------------------------------------
   Net capitalized costs             $  7,933    $ 412    $ 1,459    $ 2,056    $ 11,860    $  --    $ 1,178    $ 1,178    $ 13,038
===================================================================================================================================

* Existing costs were transferred from a consolidated subsidiary to an affiliate at year-end 2000.

76  > TEXACO 2000 ANNUAL REPORT


Table V -- Costs Incurred

This table summarizes how much we spent to explore and develop our existing reserve base, and how much we spent to acquire mineral rights from others (classified as proved or unproved).

> Exploration costs include geological and geophysical costs, the cost of carrying and retaining undeveloped properties and exploratory drilling costs.

> Development costs include the cost of drilling and equipping development wells and constructing related production facilities for extracting, treating, gathering and storing oil and gas from proved reserves.

> Exploration and development costs may be capitalized or expensed, as applicable. Such costs also include administrative expenses and depreciation applicable to support equipment associated with these activities. As a result, the costs incurred will not correlate to Capital and Exploratory Expenditures.

On a worldwide basis, in 2000 we spent $3.62 for each BOE we added. Finding and development costs averaged $3.74 for the three-year period 1998-2000 and $3.92 per BOE for the five-year period 1996-2000.

-----------------------------------------------------------------------------------------------------------------------------------
Table V -- Costs Incurred

                                                   Consolidated Subsidiaries                          Equity
                                        -----------------------------------------------   ------------------------------
                                                                                          Affiliate   Affiliate
                                        United     Other               Other               -- Other    -- Other              World-
(Millions of dollars)                    States     West   Europe       East      Total        West        East    Total       wide
===================================================================================================================================
For the year ended December 31, 2000
  Proved property acquisition            $  138     $ --     $ --     $  276     $  414        $ --        $ --     $ --     $  414
  Unproved property acquisition               5       12       --         --         17          --          --       --         17
  Exploration                               227       62       18        287        594          --          19       19        613
  Development                               716      121      334        677      1,848          --         169      169      2,017
                                        -------------------------------------------------------------------------------------------
   Total                                 $1,086     $195     $352     $1,240     $2,873        $ --        $188     $188     $3,061
===================================================================================================================================
For the year ended December 31, 1999
  Proved property acquisition            $    4     $ --     $ --     $  481     $  485        $ --        $ --     $ --     $  485
  Unproved property acquisition              39       25       --         27         91          --          --       --         91
  Exploration                               204       92       23        224        543          --          19       19        562
  Development                               698       97      319        301      1,415          --         183      183      1,598
                                        -------------------------------------------------------------------------------------------
   Total                                 $  945     $214     $342     $1,033     $2,534        $ --        $202     $202     $2,736
===================================================================================================================================
For the year ended December 31, 1998
  Proved property acquisition            $   27     $ --     $ --     $  199     $  226        $ --        $ --     $ --     $  226
  Unproved property acquisition              85        1       --         32        118          --          --       --        118
  Exploration                               417       92       65        277        851          --          19       19        870
  Development                             1,073       25      308        204      1,610          --         160      160      1,770
                                        -------------------------------------------------------------------------------------------
   Total                                 $1,602     $118     $373     $  712     $2,805        $ --        $179     $179     $2,984
===================================================================================================================================

                                                 > TEXACO 2000 ANNUAL REPORT  77


Table VI -- Unit Prices

Average sales prices are calculated using the gross revenues in Table VII. Average lifting costs equal production costs and the depreciation, depletion and amortization of support equipment and facilities, adjusted for inventory changes.

                                                                                                Average sales prices
                                            ------------------------------------------------------------------------
                                                                                              Affiliate    Affiliate
                                               United        Other                     Other   -- Other     -- Other
                                               States         West       Europe         East       West         East
====================================================================================================================
Crude oil (per barrel)
  2000                                      $   26.20    $   22.74    $   26.86    $   22.81    $    --    $   21.52
  1999                                          14.97        14.12        17.15        15.33         --        13.24
  1998                                          10.40         9.65        11.73         9.61         --         9.81
Natural gas liquids (per barrel)
  2000                                          18.73           --        17.93           --         --           --
  1999                                          10.86           --        12.53           --         --           --
  1998                                           8.99           --        11.89           --         --           --
Natural gas (per thousand cubic feet)
  2000                                           3.67         1.13         2.49         1.23         --           --
  1999                                           2.07          .77         1.99          .18         --           --
  1998                                           1.93          .92         2.42          .38         --           --


                                                                 Average lifting costs (per barrel of oil equivalent)
                                            ------------------------------------------------------------------------
                                                                                              Affiliate    Affiliate
                                               United        Other                     Other   -- Other     -- Other
                                               States         West       Europe         East       West         East
====================================================================================================================
 2000                                       $    5.05    $    2.94    $    5.08    $    3.03    $    --    $    5.06
 1999                                            4.01         2.87         6.15         3.45         --         3.95
 1998                                            4.07         1.86         5.24         3.65         --         2.68
====================================================================================================================

Table VII - Results of Operations

Results of operations for exploration and production activities consist of all the activities within our upstream operations, except for crude oil marketing and other non-producing activities. As a result, this table will not correlate to the Analysis of Income by Operating Segments.

> Revenues are based upon our production that is available for sale and excludes revenues from resale of third-party volumes, equity earnings of certain smaller affiliates, trading activity and miscellaneous operating income. Expenses are associated with current year operations, but do not include general overhead and special items.

> Production costs consist of costs incurred to operate and maintain wells and related equipment and facilities. These costs also include taxes other than income taxes and administrative expenses.

> Exploration costs include dry hole, leasehold impairment, geological and geophysical expenses, the cost of retaining undeveloped leaseholds and administrative expenses. Also included are taxes other than income taxes.

> Depreciation, depletion and amortization includes the amount for support equipment and facilities.

> Estimated income taxes are computed by adjusting each country's income before income taxes for permanent differences related to the oil and gas producing activities, then multiplying the result by the country's statutory tax rate and adjusting for applicable tax credits.

78  > TEXACO 2000 ANNUAL REPORT


Table VII -- Results of Operations

                                                               Consolidated Subsidiaries
                                            ---------------------------------------------------------------

                                             United        Other                       Other
(Millions of dollars)                        States         West       Europe           East          Total
===========================================================================================================
For the year ended December 31, 2000
Gross revenues from:
  Sales and transfers, including
   affiliate sales                          $ 4,460        $  --        $ 869        $ 1,440        $ 6,769
  Sales to unaffiliated entities                545          190          591            315          1,641
Production costs                             (1,070)         (46)        (375)          (232)        (1,723)
Exploration costs                              (130)         (62)         (18)          (152)          (362)
Depreciation, depletion
   and amortization                            (723)         (18)        (221)          (147)        (1,109)
Other expenses                                 (190)         (27)          (2)           (88)          (307)
                                            ---------------------------------------------------------------
Results before estimated income taxes         2,892           37          844          1,136          4,909
Estimated income taxes                         (972)         (48)        (269)          (945)        (2,234)
                                            ---------------------------------------------------------------
   Net results                              $ 1,920        $ (11)       $ 575        $   191        $ 2,675
===========================================================================================================
For the year ended December 31, 1999
Gross revenues from:
  Sales and transfers, including
   affiliate sales                          $ 2,936        $  --        $ 617        $   935        $ 4,488
  Sales to unaffiliated entities                230          116          498            202          1,046
Production costs                               (943)         (39)        (435)          (252)        (1,669)
Exploration costs                              (243)         (97)         (21)          (154)          (515)
Depreciation, depletion
   and amortization                            (794)         (22)        (336)          (134)        (1,286)
Other expenses                                 (138)         (15)          (1)           (53)          (207)
                                            ---------------------------------------------------------------
Results before estimated income taxes         1,048          (57)         322            544          1,857
Estimated income taxes                         (322)          (8)        (114)          (457)          (901)
                                            ---------------------------------------------------------------
   Net results                              $   726        $ (65)       $ 208        $    87        $   956
===========================================================================================================
For the year ended December 31, 1998
Gross revenues from:
  Sales and transfers, including
   affiliate sales                          $ 2,570        $  --        $ 438        $   571        $ 3,579
  Sales to unaffiliated entities                218          120          509            122            969
Production costs                             (1,066)         (35)        (400)          (250)        (1,751)
Exploration costs                              (286)         (31)         (53)          (137)          (507)
Depreciation, depletion
   and amortization                            (832)         (22)        (422)          (113)        (1,389)
Other expenses                                 (198)          --           (4)           (10)          (212)
                                            ---------------------------------------------------------------
Results before estimated income taxes           406           32           68            183            689
Estimated income taxes                          (49)         (14)         (27)          (166)          (256)
                                            ---------------------------------------------------------------
   Net results                              $   357        $  18        $  41        $    17        $   433
===========================================================================================================

                                                     Equity
                                       ----------------------------------
                                       Affiliate   Affiliate
                                        -- Other    -- Other                      World-
(Millions of dollars)                       West        East        Total           wide
========================================================================================
For the year ended December 31, 2000
Gross revenues from:
  Sales and transfers, including
   affiliate sales                          $ --       $ 831        $ 831        $ 7,600
  Sales to unaffiliated entities              --          50           50          1,691
Production costs                              --        (223)        (223)        (1,946)
Exploration costs                             --         (14)         (14)          (376)
Depreciation, depletion
   and amortization                           --        (129)        (129)        (1,238)
Other expenses                                --          (2)          (2)          (309)
                                       -------------------------------------------------
Results before estimated income taxes         --         513          513          5,422
Estimated income taxes                        --        (258)        (258)        (2,492)
                                       -------------------------------------------------
   Net results                              $ --       $ 255        $ 255        $ 2,930
========================================================================================
For the year ended December 31, 1999
Gross revenues from:
  Sales and transfers, including
   affiliate sales                          $ --       $ 592        $ 592        $ 5,080
  Sales to unaffiliated entities              --          24           24          1,070
Production costs                              --        (205)        (205)        (1,874)
Exploration costs                             --         (17)         (17)          (532)
Depreciation, depletion
   and amortization                           --        (109)        (109)        (1,395)
Other expenses                                --          (3)          (3)          (210)
                                       -------------------------------------------------
Results before estimated income taxes         --         282          282          2,139
Estimated income taxes                        --        (143)        (143)        (1,044)
                                       -------------------------------------------------
   Net results                              $ --       $ 139        $ 139        $ 1,095
========================================================================================
For the year ended December 31, 1998
Gross revenues from:
  Sales and transfers, including
   affiliate sales                          $ --       $ 454        $ 454        $ 4,033
  Sales to unaffiliated entities              --          28           28            997
Production costs                              --        (150)        (150)        (1,901)
Exploration costs                             --         (16)         (16)          (523)
Depreciation, depletion
   and amortization                           --        (106)        (106)        (1,495)
Other expenses                                --          (1)          (1)          (213)
                                       -------------------------------------------------
Results before estimated income taxes         --         209          209            898
Estimated income taxes                        --        (102)        (102)          (358)
                                       -------------------------------------------------
   Net results                              $ --       $ 107        $ 107        $   540
========================================================================================

                                                 > TEXACO 2000 ANNUAL REPORT  79


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

DEBT AND DEBT-RELATED DERIVATIVES

We had variable rate debt of approximately $2.4 billion and $2.8 billion at year-end 2000 and 1999, before effects of related interest rate swaps. Interest rate swap notional amounts at year-end 2000 were virtually unchanged from year-end 1999.

     Based on our overall interest rate exposure on variable rate debt and interest rate swaps at December 31, 2000 (including the interest rate and equity swap), a hypothetical two percentage point increase or decrease in interest rates would decrease or increase net income approximately $50 million.

CURRENCY FORWARD EXCHANGE AND OPTION CONTRACTS

During 2000, the net notional amount of open forward contracts decreased $710 million. This related to decreases in balance sheet monetary exposures and foreign currency capital projects.

     The effect on fair value of our forward exchange contracts at year-end 2000 from a hypothetical 10% change in currency exchange rates would be an increase or decrease of approximately $114 million. This would be offset by an opposite effect on the related hedged exposures.

PETROLEUM AND NATURAL GAS HEDGING

The notional amount of commodity derivatives outstanding at year-end 2000 that are permitted to be settled in cash or another financial instrument declined about 20% from year-end 1999. The aggregate effect of a hypothetical 20% change in natural gas prices, a 15% change in crude oil prices and a 20% change in petroleum product prices would not be material to our consolidated financial position, net income or cash flows.

INVESTMENTS IN DEBT AND PUBLICLY TRADED EQUITY SECURITIES

We are subject to price risk on this unhedged portfolio of available-for-sale securities. Our investments in available-for-sale securities were approximately the same at year-end 2000 and 1999. At year-end 2000, a 10% appreciation or depreciation in debt and equity prices would not have a material effect on consolidated financial position, net income or cash flows. This assumes no fluctuations in currency exchange rates.

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

     Based on the above exposures, a hypothetical two percentage point increase or decrease in the applicable variable interest rates and a hypothetical 10% appreciation or depreciation in the Canadian dollar exchange rate would not materially affect our consolidated financial position, net income or cash flows.

MARKET AUCTION PREFERRED SHARES (MAPS)

We are exposed to interest rate risk on dividend requirements of MAPS. A hypothetical two percentage point increase or decrease in interest rates would not materially affect our consolidated financial position or cash flows. There are no derivatives related to MAPS.

80  > TEXACO 2000 ANNUAL REPORT

SELECTED FINANCIAL DATA

Selected Quarterly Financial Data

                                               First     Second      Third     Fourth      First     Second      Third     Fourth
                                             Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter
                                             ----------------------------------------    ----------------------------------------
(Millions of dollars)                                                            2000                                        1999
=================================================================================================================================
Revenues
Sales and services                           $11,086    $11,776    $13,027    $14,211    $ 6,914     $8,116    $ 9,472    $10,473
Equity in income of affiliates, interest,
  asset sales and other                          185        293        332        220        276        153        205         82
                                             ------------------------------------------------------------------------------------
                                              11,271     12,069     13,359     14,431      7,190      8,269      9,677     10,555
                                             ------------------------------------------------------------------------------------
Deductions
Purchases and other costs                      8,630      9,425     10,251     11,270      5,450      6,356      7,448      8,188
Operating expenses                               590        678        667        873        559        550        544        666
Selling, general and
  administrative expenses                        325        256        323        387        290        311        270        315
Exploratory expenses                              53         60        106        139        130         80         72        219
Depreciation, depletion and amortization         484        391        356        686        361        365        356        461
Interest expense, taxes other than
  income taxes and minority interest             252        230        236        244        216        212        214        279
                                             ------------------------------------------------------------------------------------
                                              10,334     11,040     11,939     13,599      7,006      7,874      8,904     10,128
                                             ------------------------------------------------------------------------------------

Income before income taxes                       937      1,029      1,420        832        184        395        773        427
Provision for (benefit from) income taxes        363        404        622        287        (15)       122        386        109
                                             ------------------------------------------------------------------------------------
Net income                                   $   574    $   625    $   798    $   545    $   199     $  273    $   387    $   318
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                         $   576    $   620    $   801    $   534    $   179     $  271    $   393    $   316
=================================================================================================================================

Net income per common share (dollars)
Basic                                        $  1.05    $  1.14    $  1.47    $  1.00    $   .35     $  .50    $   .71    $   .58
Diluted                                      $  1.05    $  1.14    $  1.46    $  1.00    $   .35     $  .50    $   .71    $   .58
=================================================================================================================================

See accompanying notes to consolidated financial statements.

                                                 > TEXACO 2000 ANNUAL REPORT  81


Five-Year Comparison of Selected Financial Data

(Millions of dollars)                                         2000      1999       1998       1997      1996
============================================================================================================
For the year:
Revenues                                                   $51,130   $35,691   $ 31,707    $46,667   $45,500
Net income before cumulative effect of accounting change   $ 2,542   $ 1,177   $    603    $ 2,664   $ 2,018
Cumulative effect of accounting change                          --        --        (25)        --        --
                                                           -------------------------------------------------
  Net income                                               $ 2,542   $ 1,177   $    578    $ 2,664   $ 2,018
                                                           -------------------------------------------------
Comprehensive income                                       $ 2,531   $ 1,159   $    572    $ 2,601   $ 1,863
                                                           -------------------------------------------------
Net income per common share* (dollars)
  Basic
   Income before cumulative effect of accounting change    $  4.66   $  2.14   $   1.04    $  4.99   $  3.77
   Cumulative effect of accounting change                       --        --       (.05)        --        --
                                                           -------------------------------------------------
   Net income                                              $  4.66   $  2.14   $    .99    $  4.99   $  3.77
  Diluted
   Income before cumulative effect of accounting change    $  4.65   $  2.14   $   1.04    $  4.87   $  3.68
   Cumulative effect of accounting change                       --        --       (.05)        --        --
                                                           -------------------------------------------------
   Net income                                              $  4.65   $  2.14   $    .99    $  4.87   $  3.68
                                                           -------------------------------------------------
Cash dividends per common share* (dollars)                 $  1.80   $  1.80   $   1.80    $  1.75   $  1.65
Total cash dividends paid on common stock                  $   976   $   964   $    952    $   918   $   859

At end of year:
Total assets                                               $30,867   $28,972   $ 28,570    $29,600   $26,963
Debt and capital lease obligations
  Short-term                                               $   376   $ 1,041   $    939    $   885   $   465
  Long-term                                                  6,815     6,606      6,352      5,507     5,125
                                                           -------------------------------------------------
Total debt and capital lease obligations                   $ 7,191   $ 7,647   $  7,291    $ 6,392   $ 5,590
============================================================================================================

* Reflects two-for-one stock split effective September 29, 1997.

See accompanying notes to consolidated financial statements.

84
                                                       TEXACO 2000 ANNUAL REPORT

INVESTOR INFORMATION


COMMON STOCK - MARKET
AND DIVIDEND INFORMATION:

Texaco Inc. common stock (symbol TX) is traded principally on the New York Stock Exchange.  As of February 22, 2001, there were
184,958 shareholders of record.  In 2000, Texaco's common stock price reached a high of $63 3/4, and closed December 21, 2000, at
$62 1/8.

------------------------------------------------------------------------------------------------------------------------------------


                                                           Common Stock Price Range
                                            ----------------------------------------------------------
                                            High            Low                   High             Low             Dividends
                                            -------------------                   --------------------             ---------
                                                     2000                           1999                     2000            1999
------------------------------------------------------------------------------------------------------------------------------------
First Quarter                              $ 61 7/16     $ 44 1/4        $ 59 3/16     $ 44 9/16           $ .45        $ .45
Second Quarter                               59 11/16      48 9/16         70 1/16       55 1/8              .45          .45
Third Quarter                                56 1/8        48 1/4          68 1/2        60 5/16             .45          .45
Fourth Quarter                               63 3/4        50 13/16        67 3/16       52 3/8              .45          .45
------------------------------------------------------------------------------------------------------------------------------------

STOCK TRANSFER AGENT AND
SHAREHOLDER COMMUNICATIONS

FOR INFORMATION ABOUT TEXACO
OR ASSISTANCE WITH YOUR ACCOUNT,
PLEASE CONTACT:

Texaco Inc.
Investor Services
2000 Westchester Avenue
White Plains, NY  10650-0001
Phone: 1-800-283-9785
Fax: (914) 253-6286
E-mail: invest@texaco.com




NY DROP AGENT
Mellon Investor Services LLC
120 Broadway - 13th Floor
New York, NY 10271
Phone: (212) 374-2500
Fax: (212) 571-0871

SECURITY ANALYSTS AND INSTITUTIONAL
INVESTORS SHOULD CONTACT:
Elizabeth P. Smith
Vice President, Texaco Inc.
Phone: (914) 253-4478
Fax: (914) 253-6269
E-mail: smithep@texaco.com


ANNUAL MEETING

We have not scheduled an Annual Meeting of Stockholders for 2001, because of the pending merger with Chevron Corporation. A formal notice of a special meeting of stockholders to approve the merger, together with proxy materials will be mailed to stockholders after we have obtained regulatory approvals of the merger.

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